Semiannual Report

September 30, 2014

Ivy Funds
Ivy Asset Strategy Fund
Ivy Balanced Fund
Ivy Energy Fund
Ivy Global Natural Resources Fund
Ivy Global Real Estate Fund
Ivy Global Risk-Managed Real Estate Fund
Ivy Real Estate Securities Fund
Ivy Science and Technology Fund



IVY FUNDS®
THE WORLD COVERED℠

CONTENTS
Ivy Funds

This report is submitted for the general information of the shareholders of Ivy Funds. It is not authorized for distribution to prospective investors in the Funds unless preceded or accompanied by a current Ivy Funds prospectus, or summary prospectus, and current performance information, including current Lipper ranking information.



Henry J. Herrmann, CFA

Dear Shareholder,

Over the past six months stocks shook off many negative headlines as major indexes touched record high territory. Beyond potential headwinds on the global front — including unrest in the Middle East and the Ukraine — the U.S. economy experienced a much slower-than-expected start to the year.

Markets moved in ways that were at odds with traditional patterns, as stocks and bonds rallied simultaneously. Although many investors expected yields to climb in 2014, the reverse occurred. The yield on the benchmark 10-year Treasury, which hovered around 2.75% in March, ended September at 2.52%. This move reflected slow economic improvement and continued very low inflation.

Internationally, the European Central Bank (ECB) took the unprecedented step of dropping short-term interest rates into negative territory. The already slow European economy slowed further. The prospect for deflation became real. The ECB move, which essentially charges lenders for holding their money, was one of several that European policymakers have taken in a bid to boost lackluster growth. In China, officials announced their own series of measures designed to boost growth. Lackluster demand, especially for commodities, is creating uncertainty regarding global growth.

Looking ahead, we expect economic improvement to continue in the U.S. We believe the U.S. economy is stronger than most and that U.S. stocks appear to offer the best opportunity for positive returns. Corporate earnings are expected to rise, inflation to remain low and the jobs picture to continue to improve. All of this provides a positive backdrop for stocks. The Federal Reserve seems likely to take its time raising interest rates as it weighs the strength of improvement in the economy.

Economic Snapshot

	9/30/14	3/31/14
S&P 500 Index	1,972.29	1,872.34
MSCI EAFE Index	1,846.08	1,915.69
10-Year Treasury Yield	2.52%	2.73%
U.S. unemployment rate	5.9%	6.7%
30-year fixed mortgage rate	4.3%	4.6%
Oil price per barrel	$ 91.16	$ 101.58

Sources: Bloomberg, U.S. Department of Labor, MBA, CME

All government statistics shown are subject to periodic revision. The S&P 500 Index is an unmanaged index that tracks the stocks of 500 primarily large-cap U.S. companies. MSCI EAFE Index is an unmanaged index comprised of securities that represent the securities markets in Europe, Australasia and the Far East. It is not possible to invest directly in any of these indexes. Mortgage rates are from BankRate and reflect the overnight national average rate on a conventional 30-year fixed loan. Oil prices reflect the market price of West Texas intermediate grade crude.

As always, we will continue to closely monitor these and other economic developments in the months ahead.

Respectfully,

Henry J Herrmann

Henry J. Herrmann, CFA
President

The opinions expressed in this letter are those of the President of the Ivy Funds and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

As a shareholder of a Fund, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments, redemption fees and exchange fees; and (2) ongoing costs, including management fees, distribution and service fees, and other Fund expenses. The following table is intended to help you understand your ongoing costs (in dollars) of investing in a Fund and to compare these costs with the ongoing costs of investing in other mutual funds. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended September 30, 2014.

Actual Expenses

The first section in the following table provides information about actual account values and actual expenses for each share class. You may use the information in this section, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, a $7,500 account value divided by $1,000 = 7.5), then multiply the result by the number in the first section under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period. There may be additional fees charged to holders of certain accounts that are not included in the expenses shown in the table. With limited exceptions, for Class A and Class C shares, if your Fund account balance is below $650 on the Friday prior to the last week of September each year, the account will be assessed an account fee of $20. Fees apply to Individual Retirement Accounts (IRAs), IRA Rollovers, Roth IRAs, Conversion Roth IRAs, Simplified Employee Pension (SEP), Simple IRAs, Tax-Sheltered Accounts (TSAs), Keogh Plans, Owner Only 401(k) (Exclusive K) Plans and Final Pay Plans. As of the close of the six months covered by the table, a customer is charged an annual fee of $18 within each plan type. This fee is waived for IRA Rollovers and Conversion Roth IRAs if the customer owns another type of IRA.

Coverdell Education Savings Account plans are charged an annual fee of $10 per customer. You should consider the additional fees that were charged to your Fund account over the six-month period when you estimate the total ongoing expenses paid over the period and the impact of these fees on your ending account value as such additional expenses are not reflected in the information provided in the following table. Additional fees have the effect of reducing investment returns.

Hypothetical Example for Comparison Purposes

The second section in the following table provides information about hypothetical account values and hypothetical expenses for each share class based on the Fund's actual expense ratio and an assumed rate of return of five percent per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this five percent hypothetical example with the five percent hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), redemption fees or exchange fees. Therefore, the second section in the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

Expenses paid may be impacted by expense reduction arrangements. If those arrangements had not been in place, expenses paid would have been higher. See Note 7 to the Financial Statements for further information.

Fund	Actual[1]			Hypothetical[2]			Annualized Expense Ratio Based on the Six-Month Period
	Beginning Account Value 3-31-14	Ending Account Value 9-30-14	Expenses Paid During Period*	Beginning Account Value 3-31-14	Ending Account Value 9-30-14	Expenses Paid During Period*	
Ivy Asset Strategy Fund							
Class A	$1,000	$ 965.20	$4.72	$1,000	$1,020.31	$4.85	0.95%
Class B**	$1,000	$ 961.70	$8.34	$1,000	$1,016.54	$8.57	1.70%
Class C	$1,000	$ 961.90	$8.24	$1,000	$1,016.66	$8.47	1.68%
Class E	$1,000	$ 965.30	$4.91	$1,000	$1,020.05	$5.05	1.00%
Class I	$1,000	$ 966.40	$3.64	$1,000	$1,021.40	$3.74	0.73%
Class R	$1,000	$ 963.40	$6.58	$1,000	$1,018.41	$6.76	1.33%
Class R6[3]	$1,000	$ 969.50	$0.98	$1,000	$1,022.19	$2.93	0.57%
Class Y	$1,000	$ 965.30	$4.72	$1,000	$1,020.31	$4.85	0.95%
Ivy Balanced Fund							
Class A	$1,000	$1,030.20	$5.68	$1,000	$1,019.46	$5.65	1.12%
Class B**	$1,000	$1,026.40	$9.42	$1,000	$1,015.77	$9.37	1.85%
Class C	$1,000	$1,026.40	$9.22	$1,000	$1,015.97	$9.17	1.81%
Class E***	$1,000	$1,030.40	$4.97	$1,000	$1,020.14	$4.95	0.98%
Class I	$1,000	$1,031.50	$4.47	$1,000	$1,020.71	$4.45	0.87%
Class R	$1,000	$1,028.40	$7.51	$1,000	$1,017.72	$7.47	1.47%
Class R6[3]	$1,000	$1,018.00	$1.21	$1,000	$1,021.51	$3.64	0.74%
Class Y	$1,000	$1,030.20	$5.68	$1,000	$1,019.47	$5.65	1.12%

See footnotes on page 6.

Fund	Actual[1]			Hypothetical[2]			Annualized Expense Ratio Based on the Six-Month Period
	Beginning Account Value 3-31-14	Ending Account Value 9-30-14	Expenses Paid During Period*	Beginning Account Value 3-31-14	Ending Account Value 9-30-14	Expenses Paid During Period*	
Ivy Energy Fund							
Class A	$1,000	$1,029.90	$ 7.41	$1,000	$1,017.73	$ 7.36	1.46%
Class B**	$1,000	$1,025.40	$11.54	$1,000	$1,013.68	$11.48	2.27%
Class C	$1,000	$1,027.00	$10.64	$1,000	$1,014.59	$10.58	2.09%
Class E***	$1,000	$1,031.20	$ 6.20	$1,000	$1,019.01	$ 6.16	1.21%
Class I	$1,000	$1,032.10	$ 5.59	$1,000	$1,019.60	$ 5.55	1.09%
Class R	$1,000	$1,029.40	$ 8.62	$1,000	$1,016.59	$ 8.57	1.69%
Class R6[3]	$1,000	$ 961.70	$ 1.57	$1,000	$1,020.40	$ 4.75	0.93%
Class Y	$1,000	$1,030.80	$ 6.80	$1,000	$1,018.33	$ 6.76	1.34%
Ivy Global Natural Resources Fund							
Class A	$1,000	$1,006.30	$ 7.62	$1,000	$1,017.47	$ 7.67	1.52%
Class B**	$1,000	$1,001.80	$12.21	$1,000	$1,012.84	$12.28	2.44%
Class C	$1,000	$1,003.10	$10.92	$1,000	$1,014.17	$10.98	2.17%
Class E	$1,000	$1,007.20	$ 6.42	$1,000	$1,018.70	$ 6.46	1.27%
Class I	$1,000	$1,008.10	$ 5.62	$1,000	$1,019.50	$ 5.65	1.11%
Class R	$1,000	$1,005.30	$ 8.42	$1,000	$1,016.65	$ 8.47	1.68%
Class R6[3]	$1,000	$ 949.20	$ 1.56	$1,000	$1,020.47	$ 4.65	0.92%
Class Y	$1,000	$1,007.20	$ 6.82	$1,000	$1,018.31	$ 6.86	1.35%
Ivy Global Real Estate Fund							
Class A	$1,000	$1,038.40	$ 7.64	$1,000	$1,017.53	$ 7.57	1.51%
Class B**	$1,000	$1,032.70	$13.72	$1,000	$1,011.61	$13.58	2.68%
Class C	$1,000	$1,031.60	$13.71	$1,000	$1,011.55	$13.58	2.70%
Class I	$1,000	$1,037.50	$ 8.15	$1,000	$1,017.08	$ 8.07	1.59%
Class R	$1,000	$1,034.10	$11.49	$1,000	$1,013.78	$11.38	2.25%
Class Y	$1,000	$1,038.20	$ 7.75	$1,000	$1,017.50	$ 7.67	1.51%
Ivy Global Risk-Managed Real Estate Fund							
Class A	$1,000	$1,041.30	$ 7.76	$1,000	$1,017.50	$ 7.67	1.51%
Class B**	$1,000	$1,036.30	$12.42	$1,000	$1,012.91	$12.28	2.42%
Class C	$1,000	$1,035.20	$12.52	$1,000	$1,012.73	$12.38	2.46%
Class I	$1,000	$1,041.00	$ 8.06	$1,000	$1,017.15	$ 7.97	1.58%
Class R	$1,000	$1,038.20	$11.11	$1,000	$1,014.21	$10.98	2.17%
Class Y	$1,000	$1,041.30	$ 7.76	$1,000	$1,017.52	$ 7.67	1.51%
Ivy Real Estate Securities Fund							
Class A	$1,000	$1,038.60	$ 7.64	$1,000	$1,017.60	$ 7.57	1.49%
Class B**	$1,000	$1,032.80	$12.60	$1,000	$1,012.66	$12.48	2.47%
Class C	$1,000	$1,034.60	$11.29	$1,000	$1,013.96	$11.18	2.21%
Class E	$1,000	$1,037.20	$ 8.56	$1,000	$1,016.70	$ 8.47	1.67%
Class I	$1,000	$1,040.90	$ 5.20	$1,000	$1,019.93	$ 5.15	1.02%
Class R	$1,000	$1,037.20	$ 8.45	$1,000	$1,016.80	$ 8.37	1.65%
Class R6[3]	$1,000	$ 973.00	$ 1.48	$1,000	$1,020.77	$ 4.34	0.86%
Class Y	$1,000	$1,039.30	$ 6.42	$1,000	$1,018.75	$ 6.36	1.26%

See footnotes on page 6.

Fund	Actual[1]			Hypothetical[2]			Annualized Expense Ratio Based on the Six-Month Period
	Beginning Account Value 3-31-14	Ending Account Value 9-30-14	Expenses Paid During Period*	Beginning Account Value 3-31-14	Ending Account Value 9-30-14	Expenses Paid During Period*	
Ivy Science and Technology Fund							
Class A	$1,000	$1,015.60	$ 6.35	$1,000	$1,018.73	$ 6.36	1.26%
Class B**	$1,000	$1,011.80	$10.16	$1,000	$1,014.96	$10.18	2.02%
Class C	$1,000	$1,012.10	$ 9.86	$1,000	$1,015.24	$ 9.87	1.96%
Class E	$1,000	$1,014.60	$ 7.25	$1,000	$1,017.90	$ 7.26	1.43%
Class I	$1,000	$1,017.10	$ 4.94	$1,000	$1,020.16	$ 4.95	0.98%
Class R	$1,000	$1,014.00	$ 7.96	$1,000	$1,017.15	$ 7.97	1.58%
Class R6[3]	$1,000	$1,011.20	$ 1.41	$1,000	$1,020.97	$ 4.14	0.82%
Class Y	$1,000	$1,015.80	$ 6.25	$1,000	$1,018.90	$ 6.26	1.23%

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 183 days in the six-month period ended September 30, 2014, and divided by 365.

**These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

*** Class share is closed to investment.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column of this section.

(2)This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

(3)Actual inception date for each share class is 7-31-14 (the date on which shares were first acquired by shareholders). The calculations are based on 62 days in the period ended September 30, 2014.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads, or exchange fees.

Ivy Asset Strategy Fund

Asset Allocation

Stocks	**71.0%**
Information Technology	18.8%
Consumer Discretionary	17.7%
Financials	9.9%
Industrials	7.1%
Energy	6.2%
Health Care	4.0%
Materials	4.0%
Consumer Staples	3.3%
Bullion (Gold)	**5.7%**
Purchased Options	**0.1%**
Bonds	**3.3%**
Corporate Debt Securities	3.3%
United States Government and Government Agency Obligations	0.0%
Cash and Cash Equivalents	**19.9%**

Country Weightings

North America	**54.2%**
United States	54.2%
Pacific Basin	**11.7%**
Hong Kong	7.0%
Other Pacific Basin	4.7%
Europe	**8.4%**
United Kingdom	6.8%
Other Europe	1.6%
Bullion (Gold)	**5.7%**
Cash and Cash Equivalents and Options	**20.0%**

Lipper Rankings

Category: Lipper Alternative Global Macro Funds	Rank	Percentile
1 Year	170/303	56
3 Year	5/191	3
5 Year	15/110	14
10 Year	4/41	10

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Country	Sector
Galaxy Entertainment Group	Hong Kong	Consumer Discretionary
AIA Group Ltd.	Hong Kong	Financials
Las Vegas Sands, Inc.	United States	Consumer Discretionary
Media Group Holdings LLC	United States	Consumer Discretionary
Microsoft Corp.	United States	Information Technology
Apple, Inc.	United States	Information Technology
Delta Topco Ltd.	United Kingdom	Consumer Discretionary
Nielsen Holdings N.V.	United States	Industrials
Caterpillar, Inc.	United States	Industrials
Cognizant Technology Solutions Corp., Class A	United States	Information Technology

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Ivy Asset Strategy Fund (in thousands) SEPTEMBER 30, 2014 (UNAUDITED)

COMMON STOCKS	Shares	Value
Aerospace & Defense – 2.2%		
Boeing Co. (The) (A)	2,881	$ 367,020
Precision Castparts Corp.	1,522	360,484
		727,504
Airlines – 0.5%		
Japan Airlines Corp. (B)	5,394	147,534
Apparel Retail – 0.5%		
Limited Brands, Inc.	2,531	169,495
Application Software – 2.3%		
Adobe Systems, Inc. (C)	5,252	363,414
Intuit, Inc.	4,436	388,824
		752,238
Auto Parts & Equipment – 0.9%		
Continental AG (B)	1,474	280,377
Automobile Manufacturers – 1.2%		
Ford Motor Co. (A)	26,413	390,641
Biotechnology – 2.7%		
Amgen, Inc. (A)	2,530	355,364
Biogen Idec, Inc. (A)(C)	812	268,552
Gilead Sciences, Inc. (A)(C)	2,277	242,355
		866,271
Brewers – 2.5%		
InBev N.V. (B)	3,165	352,277
SABMiller plc (B)	8,712	484,123
		836,400
Broadcasting – 0.3%		
CBS Corp., Class B	2,127	113,807
Casinos & Gaming – 6.7%		
Galaxy Entertainment Group (B)(D)	229,601	1,333,575
Las Vegas Sands, Inc.	13,461	837,385
Macau Legend Development Ltd. (B)(C)	61,903	31,410
		2,202,370
Construction Machinery & Heavy Trucks – 1.5%		
Caterpillar, Inc. (A)	5,020	497,150
Data Processing & Outsourced Services – 1.5%		
Alliance Data Systems Corp. (C)	1,069	265,500
Visa, Inc., Class A	1,116	238,206
		503,706
Diversified Banks – 0.9%		
Wells Fargo & Co.	5,797	300,664
Diversified Chemicals – 0.9%		
Dow Chemical Co. (The) (A)	5,646	$ 296,066
Diversified Metals & Mining – 2.1%		
BHP Billiton plc (B)	7,816	217,294
Freeport-McMoRan Copper & Gold, Inc., Class B (A)	7,749	252,991
Rio Tinto plc (B)	4,762	234,033
		704,318
Home Improvement Retail – 1.1%		
Home Depot, Inc. (The)	3,758	344,731
Integrated Oil & Gas – 2.8%		
Chevron Corp. (A)	2,051	244,701
Exxon Mobil Corp.	2,599	244,427
Occidental Petroleum Corp. (A)	4,432	426,148
		915,276
Internet Retail – 1.3%		
Amazon.com, Inc. (C)	1,330	428,748
Internet Software & Services – 2.4%		
Alibaba Group Holding Ltd. ADR (C)	1,269	112,711
Baidu.com, Inc. ADR (C)	1,289	281,277
Tencent Holdings Ltd. (B)	25,554	380,108
		774,096
Investment Banking & Brokerage – 1.2%		
Goldman Sachs Group, Inc. (The) (A)	2,165	397,466
IT Consulting & Other Services – 1.5%		
Cognizant Technology Solutions Corp., Class A (A)(C)	11,007	492,804
Life & Health Insurance – 5.2%		
AIA Group Ltd. (B)	185,301	958,141
MetLife, Inc. (A)	6,859	368,487
Prudential Financial, Inc. (A)	4,069	357,801
		1,684,429
Managed Health Care – 0.6%		
Humana, Inc. (A)	1,504	195,956
Movies & Entertainment – 5.7%		
Delta Topco Ltd. (C)(E)	718,555	592,129
Legend Pictures LLC (C)(D)(E)(K)	190	355,766
Media Group Holdings LLC (C)(D)(E)(K)	381	818,616
Twenty-First Century Fox, Inc., Class A	2,528	86,685
		1,853,196
Multi-Line Insurance – 1.1%		
American International Group, Inc. (A)	6,676	$ 360,659
Oil & Gas Equipment & Services – 0.4%		
Schlumberger Ltd.	1,139	115,855
Oil & Gas Exploration & Production – 1.4%		
ConocoPhillips (A)	6,139	469,787
Oil & Gas Refining & Marketing – 0.3%		
Phillips 66	1,157	94,093
Oil & Gas Storage & Transportation – 1.3%		
Plains GP Holdings L.P., Class A	13,699	419,862
Other Diversified Financial Services – 1.5%		
Citigroup, Inc.	9,424	488,367
Packaged Foods & Meats – 0.8%		
Mead Johnson Nutrition Co.	2,595	249,666
Pharmaceuticals – 0.7%		
Bristol-Myers Squibb Co.	1,868	95,579
Roche Holdings AG, Genusscheine (B)	463	137,205
		232,784
Railroads – 1.2%		
Union Pacific Corp.	3,563	386,268
Research & Consulting Services – 1.7%		
Nielsen Holdings N.V.	12,645	560,562
Semiconductor Equipment – 1.6%		
Applied Materials, Inc.	20,150	435,448
ASML Holding N.V., NY Registry Shares	1,013	100,055
		535,503
Semiconductors – 4.5%		
Advanced Micro Devices, Inc. (C)(D)	45,986	156,813
Intel Corp.	9,686	337,267
MediaTek, Inc. (B)	9,001	133,301
Micron Technology, Inc. (C)	5,407	185,237
Taiwan Semiconductor Manufacturing Co. Ltd. (B)	50,424	198,915
Texas Instruments, Inc. (A)	9,355	446,135
		1,457,668
Specialty Chemicals – 1.0%		
LyondellBasell Industries N.V., Class A	2,859	310,605
Systems Software – 2.2%		
Microsoft Corp.	15,754	730,337

Ivy Asset Strategy Fund (in thousands) SEPTEMBER 30, 2014 (UNAUDITED)

COMMON STOCKS (Continued)	Shares	Value
Technology Hardware, Storage & Peripherals – 2.8%		
Apple, Inc.	7,040	$ 709,251
FUJIFILM Holdings Corp. (B)	6,963	213,944
		923,195
TOTAL COMMON STOCKS – 71.0%		$23,210,454
(Cost: $20,648,629)		

PURCHASED OPTIONS	Number of Contracts (Unrounded)	Value
Apple, Inc.:		
Call $105.00, Expires 11–21–14, OTC (Ctrpty: Deutsche Bank AG)	9,904	1,956
Call $105.00, Expires 12–19–14, OTC (Ctrpty: Deutsche Bank AG)	9,904	2,555
S&P 500 Index:		
Put $1,875.00, Expires 10–3–14	3,948	168
Put $1,935.00, Expires 10–3–14	3,948	1,283
Call $2,050.00, Expires 10–17–14	19,056	1,048
Put $1,775.00, Expires 10–24–14	3,947	908
Put $1,925.00, Expires 10–24–14	3,947	5,723
Call $2,125.00, Expires 12–19–14	28,584	4,788
Call $2,150.00, Expires 12–19–14, OTC (Ctrpty: Bank of America N.A.)	15,885	1,231
Call $2,175.00, Expires 1–16–15, OTC (Ctrpty: Bank of America N.A.)	15,885	2,025
Call $2,200.00, Expires 3–19–15, OTC (Ctrpty: JPMorgan Chase Bank N.A.)	15,880	$ 5,400
TOTAL PURCHASED OPTIONS – 0.1%		$ 27,085
(Cost: $67,781)		

CORPORATE DEBT SECURITIES	Principal	Value
Automobile Manufacturers – 0.4%		
Aston Martin Holdings Ltd., 10.250%, 7–15–18 (F)(G)	$134,772	135,847
Movies & Entertainment – 2.9%		
Delta Topco Ltd., 10.000%, 11–24–60 (E)(G)	602,589	602,590
Legendary Pictures Funding LLC and Legendary Finance, Inc., 8.000%, 3–15–18 (D)	351,700	349,519
		952,109
TOTAL CORPORATE DEBT SECURITIES – 3.3%		$1,087,956
(Cost: $1,095,270)		

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS	Principal	Value
Mortgage-Backed Obligations – 0.0%		
Federal Home Loan Mortgage Corp. Agency REMIC/CMO:		
5.500%, 9–15–17 (H)	78	1
5.000%, 5–15–18 (H)	407	27
5.500%, 3–15–23 (H)	339	34
5.500%, 10–15–25 (H)	660	95
5.500%, 1–15–33 (H)	299	58
5.500%, 5–15–33 (H)	533	110
6.000%, 11–15–35 (H)	522	108
Federal National Mortgage Association Agency REMIC/CMO:		
5.500%, 6–25–23 (H)	$ 516	$ 72
5.500%, 8–25–33 (H)	1,012	174
5.500%, 12–25–33 (H)	502	28
5.500%, 4–25–34 (H)	1,069	204
5.500%, 8–25–35 (H)	1,130	194
5.500%, 11–25–36 (H)	1,960	370
Government National Mortgage Association Agency REMIC/CMO:		
5.500%, 3–20–32 (H)	275	10
7.000%, 5–20–33 (H)	2,075	512
5.000%, 7–20–33 (H)	7	—*
5.500%, 11–20–33 (H)	61	2
5.500%, 7–20–35 (H)	640	122
		2,121
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 0.0%		$ 2,121
(Cost: $6,968)		

BULLION – 5.7%	Troy Ounces	
Gold	1,529	$1,848,230
(Cost: $2,067,074)		

SHORT-TERM SECURITIES	Principal	
Certificate Of Deposit – 1.7%		
Banco del Estado de Chile:		
0.190%, 10–2–14	$ 25,000	25,000
0.190%, 11–5–14	50,000	50,000
0.200%, 11–14–14	25,000	25,001
0.200%, 11–14–14	17,300	17,300
0.200%, 12–17–14	28,000	27,999
0.200%, 12–17–14	13,000	13,000
0.200%, 1–6–15	25,000	24,999
0.200%, 1–6–15	18,500	18,499
0.200%, 1–28–15	19,000	18,999
Bank of America N.A.:		
0.180%, 10–20–14	25,000	25,001
0.200%, 11–12–14	15,000	15,002
0.200%, 12–16–14	5,000	5,001
0.200%, 1–22–15	2,000	2,000
Citibank N.A.:		
0.160%, 10–1–14	50,000	50,000
0.180%, 11–14–14	16,000	16,002
0.190%, 11–24–14	35,750	35,755
0.180%, 12–8–14	116,500	116,511
		486,069

Ivy Asset Strategy Fund *(in thousands)* SEPTEMBER 30, 2014 (UNAUDITED)

SHORT-TERM SECURITIES (Continued)	Principal	Value
Commercial Paper – 17.0%		
Air Products and Chemicals, Inc.:		
0.100%, 10–15–14 (I)	$49,000	$48,998
0.100%, 10–16–14 (I)	8,000	8,000
0.100%, 10–17–14 (I)	25,000	24,999
0.100%, 10–20–14 (I)	16,150	16,149
0.100%, 11–21–14 (I)	20,000	19,997
American Honda Finance Corp. (GTD by Honda Motor Co.):		
0.080%, 10–6–14 (I)	6,100	6,100
0.090%, 10–22–14 (I)	25,000	24,999
0.130%, 11–13–14 (I)	25,000	24,996
0.140%, 11–21–14 (I)	20,000	19,996
0.120%, 12–5–14 (I)	50,000	49,989
Anheuser-Busch InBev Worldwide, Inc. (GTD by AB INBEV/BBR/COB):		
0.150%, 10–14–14 (I)	55,592	55,589
0.150%, 10–23–14 (I)	16,000	15,998
0.150%, 11–3–14 (I)	16,815	16,813
0.090%, 11–14–14 (I)	11,000	10,999
0.150%, 11–17–14 (I)	40,000	39,992
Army & Air Force Exchange Service:		
0.100%, 10–14–14 (I)	39,000	38,998
0.140%, 11–12–14 (I)	4,828	4,827
0.100%, 11–14–14 (I)	50,000	49,994
0.140%, 11–17–14 (I)	20,000	19,996
0.140%, 11–24–14 (I)	50,000	49,989
0.140%, 11–25–14 (I)	38,000	37,992
0.140%, 12–2–14 (I)	30,000	29,993
Baxter International, Inc.:		
0.200%, 10–7–14 (I)	25,000	24,999
0.250%, 10–8–14 (I)	32,800	32,798
0.240%, 10–9–14 (I)	50,000	49,997
Becton Dickinson & Co.,		
0.150%, 10–6–14 (I)	46,850	46,849
Bemis Co., Inc.:		
0.230%, 10–1–14 (I)	6,200	6,200
0.240%, 10–6–14 (I)	2,000	2,000
0.240%, 10–8–14 (I)	7,000	7,000
0.240%, 10–10–14 (I)	23,750	23,748
0.230%, 10–14–14 (I)	10,000	9,999
0.230%, 10–15–14 (I)	11,450	11,449
0.250%, 10–16–14 (I)	15,000	14,998
0.250%, 10–21–14 (I)	7,500	7,499
0.250%, 10–22–14 (I)	10,000	9,998
BMW U.S. Capital LLC (GTD by BMW AG):		
0.090%, 10–9–14 (I)	16,000	16,000
0.090%, 10–10–14 (I)	45,000	44,999
0.100%, 10–14–14 (I)	22,600	22,599
0.090%, 10–15–14 (I)	75,000	74,997
BorgWarner, Inc.:		
0.240%, 10–9–14 (I)	35,000	34,998
0.260%, 10–22–14 (I)	60,000	59,990

SHORT-TERM SECURITIES (Continued)	Principal	Value
Commercial Paper (Continued)		
Campbell Soup Co.:		
0.180%, 10–6–14 (I)	$ 56,700	$ 56,698
0.270%, 10–9–14 (I)	14,000	13,999
0.280%, 10–22–14 (I)	5,918	5,917
0.180%, 10–27–14 (I)	13,100	13,098
0.260%, 10–28–14 (I)	8,255	8,253
0.180%, 11–20–14 (I)	11,500	11,497
0.170%, 12–3–14 (I)	8,200	8,198
0.170%, 12–10–14 (I)	17,100	17,094
0.180%, 12–22–14 (I)	16,030	16,023
Caterpillar Financial Services Corp. (GTD by Caterpillar, Inc.),		
0.140%, 1–5–15 (I)	40,000	39,985
Clorox Co. (The):		
0.210%, 10–6–14 (I)	14,700	14,699
0.180%, 10–8–14 (I)	6,900	6,900
Coca-Cola Co. (The):		
0.090%, 10–8–14 (I)	40,000	39,999
0.090%, 10–10–14 (I)	45,000	44,999
0.120%, 10–17–14 (I)	25,000	24,999
0.090%, 10–22–14 (I)	50,000	49,997
0.110%, 11–4–14 (I)	25,000	24,997
0.110%, 11–12–14 (I)	25,000	24,997
0.120%, 11–19–14 (I)	20,000	19,997
0.120%, 11–21–14 (I)	23,000	22,996
Corporacion Andina de Fomento:		
0.150%, 10–9–14 (I)	83,000	82,997
0.150%, 10–14–14 (I)	11,250	11,250
0.140%, 11–17–14 (I)	20,000	19,996
0.140%, 11–24–14 (I)	25,000	24,995
0.140%, 11–26–14 (I)	25,000	24,994
Credit Suisse Group, New York Branch:		
0.190%, 11–24–14 (I)	100,000	99,971
0.230%, 12–22–14 (I)	200,000	199,896
CVS Caremark Corp.,		
0.200%, 10–1–14 (I)	168,755	168,755
Danaher Corp.,		
0.090%, 10–9–14 (I)	89,000	88,998
Diageo Capital plc (GTD by Diageo plc):		
0.240%, 10–2–14 (I)	15,000	15,000
0.260%, 10–7–14 (I)	6,900	6,900
0.260%, 10–8–14 (I)	44,895	44,892
0.250%, 10–9–14 (I)	20,000	19,999
DTE Electric Co.:		
0.190%, 10–6–14 (I)	15,000	15,000
0.190%, 10–20–14 (I)	5,000	4,999
DTE Energy Co. (GTD by Detroit Edison Co.),		
0.240%, 10–17–14 (I)	19,000	18,998
E.I. du Pont de Nemours and Co.,		
0.070%, 10–17–14 (I)	17,000	16,999

SHORT-TERM SECURITIES (Continued)	Principal	Value
Commercial Paper (Continued)		
Ecolab, Inc.:		
0.220%, 10–1–14 (I)	$ 21,000	$ 21,000
0.230%, 10–6–14 (I)	22,000	21,999
0.270%, 10–14–14 (I)	5,000	4,999
0.280%, 10–16–14 (I)	17,000	16,998
0.250%, 10–31–14 (I)	862	862
0.260%, 11–4–14 (I)	25,000	24,994
0.270%, 11–12–14 (I)	31,000	30,990
0.270%, 11–18–14 (I)	20,600	20,592
0.270%, 11–19–14 (I)	20,000	19,992
0.260%, 11–25–14 (I)	2,245	2,244
Emerson Electric Co.:		
0.110%, 10–14–14 (I)	40,000	39,998
0.110%, 10–28–14 (I)	15,000	14,999
0.100%, 11–14–14 (I)	30,000	29,996
0.100%, 11–24–14 (I)	40,000	39,994
0.110%, 12–23–14 (I)	20,000	19,995
Enbridge, Inc.:		
0.260%, 10–1–14 (I)	15,000	15,000
0.260%, 10–3–14 (I)	20,000	20,000
0.270%, 10–7–14 (I)	40,000	39,998
0.290%, 10–17–14 (I)	10,000	9,999
0.310%, 10–22–14 (I)	10,000	9,998
0.320%, 11–5–14 (I)	20,000	19,994
0.310%, 11–6–14 (I)	5,950	5,948
Essilor International S.A.:		
0.120%, 10–9–14 (I)	38,000	37,999
0.090%, 11–5–14 (I)	30,000	29,997
0.180%, 11–14–14 (I)	20,000	19,996
0.170%, 11–20–14 (I)	17,000	16,996
0.170%, 11–25–14 (I)	25,000	24,993
General Mills, Inc.:		
0.190%, 10–2–14 (I)	25,000	25,000
0.170%, 10–6–14 (I)	10,000	10,000
0.210%, 10–8–14 (I)	30,000	29,999
0.170%, 10–14–14 (I)	14,000	13,999
0.210%, 10–16–14 (I)	20,000	19,998
0.200%, 10–20–14 (I)	18,000	17,998
GlaxoSmithKline Finance plc (GTD by GlaxoSmithKline plc):		
0.140%, 10–2–14 (I)	15,000	15,000
0.090%, 10–21–14 (I)	45,500	45,498
0.130%, 10–28–14 (I)	116,850	116,839
0.180%, 10–31–14 (I)	15,000	14,998
Harley-Davidson Financial Services (GTD by Harley-Davidson Credit Corp.):		
0.220%, 10–6–14 (I)	17,000	16,999
0.170%, 10–9–14 (I)	15,000	14,999
0.210%, 10–22–14 (I)	15,000	14,998
0.200%, 11–18–14 (I)	15,000	14,996
Hewlett-Packard Co.:		
0.300%, 10–27–14 (I)	60,000	59,986
0.250%, 10–28–14 (I)	20,000	19,996
0.280%, 10–29–14 (I)	60,000	59,986
ICICI Bank Ltd. (GTD by Wells Fargo Bank N.A.):		
0.140%, 10–3–14 (I)	10,000	10,000
0.180%, 10–27–14 (I)	34,350	34,346
0.210%, 11–26–14 (I)	3,100	3,099
0.430%, 12–16–14 (I)	3,650	3,647

Ivy Asset Strategy Fund (in thousands) SEPTEMBER 30, 2014 (UNAUDITED)

SHORT-TERM SECURITIES (Continued)	Principal	Value
Commercial Paper (Continued)		
J.M. Smucker Co. (The):		
0.290%, 10–14–14 (I)	$ 43,000	$ 42,995
0.260%, 10–20–14 (I)	25,000	24,996
0.260%, 10–28–14 (I)	50,000	49,990
John Deere Canada ULC (GTD by Deere & Co.):		
0.070%, 10–3–14 (I)	38,670	38,670
0.080%, 10–20–14 (I)	43,000	42,998
John Deere Financial Ltd. (GTD by John Deere Capital Corp.):		
0.100%, 10–2–14 (I)	20,000	20,000
0.080%, 10–8–14 (I)	5,000	5,000
0.090%, 10–14–14 (I)	25,000	24,999
0.090%, 10–17–14 (I)	15,000	14,999
0.100%, 10–24–14 (I)	20,250	20,249
0.090%, 10–27–14 (I)	9,000	8,999
0.080%, 10–28–14 (I)	25,000	24,998
Kellogg Co.:		
0.140%, 10–3–14 (I)	30,000	30,000
0.150%, 10–7–14 (I)	25,000	24,999
0.150%, 10–10–14 (I)	13,000	12,999
0.180%, 10–23–14 (I)	18,500	18,498
Kroger Co. (The):		
0.220%, 10–14–14 (I)	48,000	47,996
0.230%, 10–24–14 (I)	35,000	34,995
L Air Liquide S.A.,		
0.180%, 11–28–14 (I)	40,000	39,988
L Oreal USA, Inc.:		
0.080%, 10–29–14 (I)	19,000	18,999
0.100%, 11–6–14 (I)	10,500	10,499
McCormick & Co., Inc.,		
0.240%, 11–24–14 (I)	4,950	4,948
Medtronic, Inc.:		
0.090%, 10–15–14 (I)	30,300	30,299
0.100%, 11–13–14 (I)	10,000	9,999
Merck & Co., Inc.,		
0.080%, 10–6–14 (I)	75,000	74,999
Microsoft Corp.:		
0.090%, 10–1–14 (I)	28,000	28,000
0.080%, 10–8–14 (I)	28,000	28,000
0.090%, 10–15–14 (I)	50,000	49,998
0.080%, 10–22–14 (I)	195,000	194,991
Mondelez International, Inc.:		
0.200%, 10–16–14 (I)	11,000	10,999
0.230%, 10–20–14 (I)	15,000	14,998
0.200%, 10–21–14 (I)	23,000	22,997
0.210%, 10–24–14 (I)	30,000	29,996
0.270%, 11–21–14 (I)	13,000	12,995
NBCUniversal Enterprise, Inc.:		
0.220%, 10–3–14 (I)	35,000	34,999
0.240%, 10–10–14 (I)	55,000	54,996
0.220%, 10–17–14 (I)	45,000	44,995
PACCAR Financial Corp. (GTD by PACCAR, Inc.):		
0.090%, 10–8–14 (I)	20,000	20,000
0.090%, 10–9–14 (I)	32,025	32,024
0.080%, 10–23–14 (I)	14,000	13,999

SHORT-TERM SECURITIES (Continued)	Principal	Value
Commercial Paper (Continued)		
PepsiCo, Inc.:		
0.080%, 10–14–14 (I)	$25,000	$ 24,999
0.090%, 10–16–14 (I)	50,000	49,998
River Fuel Co. #2, Inc. (GTD by Bank of Nova Scotia),		
0.190%, 10–31–14 (I)	10,439	10,437
Roche Holdings, Inc.:		
0.090%, 10–14–14 (I)	25,000	24,999
0.090%, 10–20–14 (I)	35,000	34,998
Sonoco Products Co.,		
0.170%, 10–1–14 (I)	4,755	4,755
St. Jude Medical, Inc.:		
0.170%, 10–6–14 (I)	13,300	13,300
0.210%, 10–24–14 (I)	41,750	41,744
0.230%, 10–30–14 (I)	17,000	16,997
0.210%, 11–18–14 (I)	16,000	15,995
0.240%, 11–21–14 (I)	18,500	18,494
Stafford County, Staunton Indl Dev Auth (VA) Rev Bonds, Ser 8-A2 (GTD by Bank of America N.A.),		
0.100%, 10–15–14 (I)	2,225	2,225
Toronto-Dominion Holdings USA, Inc. (GTD by Toronto Dominion Bank):		
0.130%, 11–24–14 (I)	17,000	16,997
0.110%, 12–17–14 (I)	35,000	34,992
Unilever N.V. (GTD by Unilever plc):		
0.120%, 10–8–14 (I)	20,000	19,999
0.170%, 11–12–14 (I)	50,000	49,990
Virginia Electric and Power Co.:		
0.210%, 10–1–14 (I)	30,000	30,000
0.210%, 10–3–14 (I)	15,000	15,000
0.210%, 10–8–14 (I)	44,250	44,248
VW Credit, Inc. (GTD by Volkswagen AG):		
0.250%, 10–7–14 (I)	25,000	24,999
0.270%, 10–14–14 (I)	20,325	20,323
0.250%, 10–21–14 (I)	59,320	59,311
0.250%, 10–22–14 (I)	80,750	80,737
Wisconsin Electric Power Co.:		
0.160%, 10–1–14 (I)	5,650	5,650
0.110%, 10–3–14 (I)	45,000	45,000
0.170%, 10–6–14 (I)	18,500	18,499
Wisconsin Gas LLC:		
0.110%, 10–2–14 (I)	6,000	6,000
0.110%, 10–3–14 (I)	37,000	37,000
0.110%, 10–6–14 (I)	12,000	12,000
		5,621,236
Master Note – 0.0%		
Toyota Motor Credit Corp.,		
0.102%, 10–7–14 (J)	1,846	1,846

SHORT-TERM SECURITIES (Continued)	Principal	Value
Municipal Obligations – Taxable – 1.8%		
CA GO Bonds, Ser 2004B6 (GTD by U.S. Bank N.A.),		
0.030%, 10–7–14 (J)	$30,000	$30,000
CA GO Bonds, Ser 2005A3 (GTD by Bank of America N.A.),		
0.060%, 10–7–14 (J)	5,000	5,000
CA GO Notes, Ser B-6 (Taxable), (GTD by Bank of America N.A.),		
0.100%, 10–6–14	10,000	10,000
CA Hlth Fac Fin Auth, Var Rate Hosp Rev Bonds (Adventist Hlth Sys/West), Ser 1998B (GTD by Bank of America N.A.),		
0.030%, 10–1–14 (J)	18,400	18,400
CA Muni Fin Auth, Recovery Zone Fac Bonds (Chevron USA, Inc. Proj), Ser 2010C (GTD by Chevron Corp.),		
0.020%, 10–1–14 (J)	12,386	12,386
CA Pollutn Ctl Fin Auth, Pollutn Ctl Rfdg Rev Bonds (Pacific Gas and Elec Co.), Ser C (GTD by JPMorgan Chase Bank N.A.),		
0.010%, 10–1–14 (J)	24,701	24,701
CA Statewide Cmnty Dev Auth, Multifam Hsng Rev Bonds (Wyndover Apts), Ser 2004 LL (GTD by U.S. Government),		
0.060%, 10–7–14 (J)	1,443	1,443
City of Chicago, GO Var Rate Demand Bonds, Ser 2003B-1 (GTD by JPMorgan Chase & Co.),		
0.050%, 10–7–14 (J)	5,000	5,000
City of Whittier, Hlth Fac Rev Bonds (Presbyterian Intercmnty Hosp), Ser 2009 (GTD by U.S. Bank N.A.),		
0.030%, 10–7–14 (J)	26,375	26,375
Columbus Rgnl Arpt Auth, Cap Funding Rev Bonds (OASBO Expanded Asset Pooled Fin Prog), Sr Ser 2005 (GTD by U.S. Bank N.A.),		
0.040%, 10–7–14 (J)	7,300	7,300
Dev Auth of Monroe Cty, Pollutn Ctl Rev Bonds (GA Power Co. Plant Scherer Proj), First Ser 2008 (GTD by Georgia Power Co.),		
0.040%, 10–1–14 (J)	1,465	1,465

SHORT-TERM SECURITIES (Continued)

Municipal Obligations – Taxable (Continued)

	Principal	Value
Fremont (Alameda Cnty, CA), Fremont Public Fin Auth (GTD by U.S. Bank N.A.), 0.040%, 10–7–14 (J)	$ 9,200	$ 9,200
Greenville Hosp Sys Board of Trustees, Hosp Rfdg Rev Bonds, Ser 2008B (GTD by U.S. Bank N.A.), 0.040%, 10–7–14 (J)	6,000	6,000
Harris Cnty Hosp Dist, Sr Lien Rfdg Rev Bonds, Ser 2010 (GTD by JPMorgan Chase & Co.), 0.040%, 10–7–14 (J)	32,300	32,300
Hosp Fac Auth of Clackamas Cnty, OR, Rev Bonds (Legacy Hlth Sys), Ser 2008B (GTD by U.S. Bank N.A.), 0.040%, 10–7–14 (J)	1,905	1,905
IL Fin Auth, Adj Rate Demand Rev Bonds (Chicago Symphony Orchestra), Ser 2008 (GTD by U.S. Bank N.A.), 0.040%, 10–7–14 (J)	24,965	24,965
IL Fin Auth, Var Rate Demand Rev Bonds (The Carle Fndtn), Ser 2009 (GTD by JPMorgan Chase Bank N.A.), 0.040%, 10–7–14 (J)	855	855
IL Fin Auth, Var Rate Demand Rev Bonds (The Univ of Chicago Med Ctr), Ser D (GTD by JPMorgan Chase & Co.), 0.030%, 10–1–14 (J)	9,000	9,000
Irvine Unif Sch Dist, Cmnty Fac Dist No. 09-1, Adj Rate Spl Tax Bonds, Ser 2012A (GTD by U.S. Bank N.A.), 0.030%, 10–1–14 (J)	28,600	28,600
LA Pub Fac Auth, Var Rate Rev Rfdg Bonds (CHRISTUS Hlth), Ser 2009B-1 (GTD by Bank of New York (The)), 0.040%, 10–7–14 (J)	6,605	6,605

SHORT-TERM SECURITIES (Continued)

Municipal Obligations – Taxable (Continued)

	Principal	Value
MA Hlth and Edu Fac Auth, Var Rate Rev Bonds, Dana-Farber Cancer Institute Issue, Ser 2008L-1 (GTD by JPMorgan Chase Bank N.A.), 0.040%, 10–7–14 (J)	$14,600	$14,600
MI Strategic Fund, Var Rate Demand Ltd. Oblig Rev Bonds (Air Products and Chemicals, Inc. Proj), Ser 2007 (GTD by Bank of New York (The)), 0.050%, 10–1–14 (J)	23,877	23,877
MS Business Fin Corp., Gulf Opp Zone Indl Dev Rev Bonds (Chevron USA, Inc. Proj), Ser 2007B (GTD by Chevron Corp.), 0.030%, 10–1–14 (J)	43,923	43,923
MS Business Fin Corp., Gulf Opp Zone Indl Dev Rev Bonds (Chevron USA, Inc. Proj), Ser 2007D (GTD by Chevron Corp.), 0.030%, 10–1–14 (J)	39,175	39,175
MS Business Fin Corp., Gulf Opp Zone Indl Dev Rev Bonds (Chevron USA, Inc. Proj), Ser 2010J (GTD by Chevron Corp.), 0.040%, 10–1–14 (J)	26,838	26,838
MS Business Fin Corp., Gulf Opp Zone Indl Dev Var Rev Bonds (Chevron USA, Inc. Proj), Ser E (GTD by Chevron Corp.), 0.040%, 10–1–14 (J)	39,894	39,894
NY Hsng Fin Agy, Clinton Park Phase II Hsng Rev Bonds, Ser 2011 A-1 (GTD by Wells Fargo Bank N.A.), 0.050%, 10–7–14 (J)	19,084	19,084
NY Hsng Fin Agy, Related West 30th Street Hsng Rev Bonds, Ser 2012 A-1 (GTD by Wells Fargo Bank N.A.), 0.050%, 10–7–14 (J)	12,200	12,200

SHORT-TERM SECURITIES (Continued)

Municipal Obligations – Taxable (Continued)

	Principal	Value
NY Hsng Fin Agy, Riverside Ctr 2 Hsng Rev Bonds, Ser 2012A, 0.050%, 10–7–14 (J)	$ 7,000	$ 7,000
NY State Hsng Fin Agy, Maestro West Chelsea Hsng Rev Bonds, Ser 2013A, 0.050%, 10–7–14 (J)	10,000	10,000
NY State Hsng Fin Agy, Maestro West Chelsea Hsng Rev Bonds, Ser 2014A, 0.040%, 10–7–14 (J)	7,250	7,250
NY State Hsng Fin Agy, Riverside Ctr 2 Hsng Rev Bonds, Ser 2013A-1 (GTD by Bank of America N.A.), 0.050%, 10–7–14 (J)	16,500	16,500
NY State Hsng Fin Agy, Riverside Ctr 2 Hsng Rev Bonds, Ser 2013A-2 (GTD by Bank of America N.A.), 0.050%, 10–7–14 (J)	18,000	18,000
NYC GO Bonds, Fiscal 2008 Series L-4, 0.030%, 10–1–14 (J)	13,000	13,000
OR Hsng and Cmnty Svc Dept, Hsng Dev Rev Bonds (Pearl Fam Hsng Proj), Ser 2009B-1 (GTD by U.S. Bank N.A.), 0.040%, 10–7–14 (J)	10,800	10,800
Santa Clara Cnty Fin Auth, Var Rate Rev Bonds, El Camino Hosp, Ser 2009A (GTD by Wells Fargo Bank N.A.), 0.050%, 10–7–14 (J)	14,751	14,751
Sheridan Redev Agy CO Tax, Var Rfdg S Santa Fe Dr Corridor Redev PJ, Ser A-1 (GTD by JPMorgan Chase & Co.), 0.080%, 10–7–14 (J)	1,905	1,905
Tuscaloosa Cnty Indl Dev Auth, Gulf Opp Zone Bonds (Hunt Refining Proj, Ser 2011G (GTD by Bank of Nova Scotia), 0.050%, 10–7–14 (J)	6,000	6,000

Ivy Asset Strategy Fund (in thousands) SEPTEMBER 30, 2014 (UNAUDITED)

SHORT-TERM SECURITIES (Continued)	Principal	Value
Municipal Obligations – Taxable (Continued)		
Uinta Cnty, WY, Pollutn Ctl Rfdg Rev Bonds (Chevron USA, Inc. Proj), Ser 1992 (GTD by Chevron Corp.), 0.040%, 10–1–14 (J)	$8,767	$ 8,767
Univ of KS Hosp Auth, Var Rate Demand Hlth Fac Rev Bonds (KU Hlth Sys), Ser 2004, 0.040%, 10–1–14 (J)	3,805	3,805
WI Hlth and Edu Fac Auth, Wheaton Franciscan Svc, Inc., Sys Var Rate Rev Bonds, Ser 2003B (GTD by U.S. Bank N.A.), 0.050%, 10–7–14 (J)	4,500	4,500
		603,369
Notes – 0.0%		
Bank of Nova Scotia (The), 3.400%, 1–22–15	$ 1,200	$ 1,211
United States Government Agency Obligations – 0.6%		
Overseas Private Investment Corp. (GTD by U.S. Government):		
0.110%, 10–1–14 (J)	25,000	25,000
0.110%, 10–1–14 (J)	20,000	20,000
0.110%, 10–1–14 (J)	10,757	10,757
0.110%, 10–1–14 (J)	7,372	7,372
0.110%, 10–1–14 (J)	3,000	3,000
0.110%, 10–3–14 (J)	4,900	4,900
0.110%, 10–7–14 (J)	35,000	35,000
0.110%, 10–7–14 (J)	18,500	18,500
0.110%, 10–7–14 (J)	17,433	17,433
0.110%, 10–7–14 (J)	14,825	14,825
0.110%, 10–7–14 (J)	12,197	12,197
United States Government Agency Obligations (Continued)		
0.110%, 10–7–14 (J)	$5,400	$ 5,400
0.110%, 10–7–14 (J)	5,000	5,000
0.110%, 10–7–14 (J)	4,200	4,200
0.110%, 10–7–14 (J)	4,000	4,000
0.110%, 10–7–14 (J)	3,000	3,000
		190,584
TOTAL SHORT-TERM SECURITIES – 21.1%		**$ 6,904,315**
(Cost: $6,904,310)		
TOTAL INVESTMENT SECURITIES – 101.2%		**$33,080,161**
(Cost: $30,790,032)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (1.2%)		**(400,351)**
NET ASSETS – 100.0%		**$32,679,810**

Notes to Consolidated Schedule of Investments

*Not shown due to rounding.

(A)All or a portion of the security position is held in collateralized accounts for OTC derivatives collateral as governed by International Swaps and Derivatives Association, Inc. Master Agreements.

(B)Listed on an exchange outside the United States.

(C)No dividends were paid during the preceding 12 months.

(D)Deemed to be an affiliate due to the Fund owning at least 5% of the voting securities.

(E)Restricted securities. At September 30, 2014, the Fund owned the following restricted securities:

Security	Acquisition Date(s)	Shares	Cost	Value
Delta Topco Ltd.	1–23–12 to 5–1–12	718,555	$ 486,355	$ 592,129
Legend Pictures LLC	12–18–12	190	352,761	355,766
Media Group Holdings LLC	4–23–13	381	818,616	818,616
		Principal		
Delta Topco Ltd., 10.000%, 11-24-60	1–23–12 to 6–18–12	$602,589	608,798	602,590
			$2,266,530	$2,369,101

The total value of these securities represented 7.2% of net assets at September 30, 2014.

(F)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2014, the total value of these securities amounted to $135,847 or 0.4% of net assets.

(G)Payment-in-kind bonds.

(H)Interest-only security. Amount shown as principal represents notional amount for computation of interest.

(I)Rate shown is the yield to maturity at September 30, 2014.

(J)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2014. Date shown represents the date that the variable rate resets.

(K)Investment is owned by an entity that is treated as a corporation for U.S. tax purposes and is owned by the Fund and consolidated as described in note 6 of the notes to financial statements.

The following forward foreign currency contracts were outstanding at September 30, 2014:

Type	Currency	Counterparty	Principal Amount of Contract (Denominated in Indicated Currency)	Settlement Date	Unrealized Appreciation	Unrealized Depreciation
Sell	Japanese Yen	Citibank N.A.	1,515,743	10–10–14	$ 760	$ —
Sell	Japanese Yen	Morgan Stanley International	37,481,975	10–10–14	16,265	—
					$17,025	$ —

The following written options were outstanding at September 30, 2014 (contracts and exercise prices unrounded):

Underlying Security	Counterparty, if OTC	Type	Number of Contracts	Expiration Month	Exercise Price	Premium Received	Value
S&P 500 Index	N/A	Put	7,896	October 2014	$1,905.00	$ 1,990	$ (868)
	N/A	Put	7,894	October 2014	1,850.00	3,292	(4,342)
	Bank of America N.A.	Put	3,177	December 2014	1,850.00	9,309	(7,371)
	N/A	Put	9,528	December 2014	1,850.00	34,225	(22,105)
	Bank of America N.A.	Put	3,177	January 2015	1,825.00	9,753	(8,482)
	JPMorgan Chase Bank N.A.	Put	3,176	March 2015	1,800.00	13,156	(12,323)
Texas Instruments, Inc.	Deutsche Bank AG	Put	6,205	October 2014	43.00	273	(34)
						$71,998	$(55,525)

The following total return swap agreements were outstanding at September 30, 2014:

Counterparty	Number of Shares	Underlying Security	Termination Date	Notional Amount	Financing Fee#	Unrealized Appreciation (Depreciation)
Societe Generale Bank	3,473,400	CBS Corp., Class B	05–22–15	$194,198	USD LIBOR + 0.340%	$ (8,390)
JPMorgan Chase Bank N.A.	5,145,645	CBS Corp., Class B	05–26–15	281,055	USD LIBOR + 0.340%	(5,788)
Deutsche Bank AG	1,116,243	ConocoPhillips	05–22–15	89,925	USD LIBOR + 0.980%	(4,534)
Barclays Bank plc	5,158,457	Phillips 66	05–25–15	421,652	USD LIBOR + 0.400%	(2,252)
UBS AG	2,403,511	Wynn Resorts, Ltd.	05–22–15	445,323	USD LIBOR + 1.050%	4,214
						$(16,750)

#The Fund pays the financing fee multiplied by the notional amount each month. On the termination date of the swap contracts, the Fund will pay/receive the return of the underlying security.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2014. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Consumer Discretionary	$ 4,016,855	$ —	$1,766,511
Consumer Staples	1,086,066	—	—
Energy	2,014,873	—	—
Financials	3,231,585	—	—
Health Care	1,295,011	—	—
Industrials	2,319,018	—	—
Information Technology	6,169,546	—	—
Materials	1,310,989	—	—
Total Common Stocks	$21,443,943	$ —	$1,766,511
Purchased Options	13,918	13,167	—
Corporate Debt Securities	—	485,366	602,590
United States Government Agency Obligations	—	2,121	—
Bullion	1,848,230	—	—
Short-Term Securities	—	6,904,315	—
Total	$23,306,091	$7,404,969	$2,369,101
Forward Foreign Currency Contracts	$ —	$ 17,025	$ —
Swap Agreements	$ —	$ 4,214	$ —
Liabilities			
Swap Agreements	$ —	$ 20,964	$ —
Written Options	$ 27,315	$ 28,210	$ —

The following table is a reconciliation of Level 3 investments for which significant unobservable inputs were used to determine fair value:

	Common Stocks	Corporate Debt Securities	Loans
Beginning Balance 4-1-14	$2,025,812	$ 954,289	$ 194,757
Net realized gain (loss)	—	—	2,095
Net change in unrealized appreciation (depreciation)	(259,301)	1	(9,485)
Purchases	—	—	—
Sales	—	—	(187,464)
Amortization/Accretion of premium/discount	—	—	97
Transfers into Level 3 during the period	—	—	—
Transfers out of Level 3 during the period	—	(351,700)	—
Ending Balance 9-30-14	$1,766,511	$ 602,590	$ —
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 9-30-14	$ (259,301)	$ 1	$ —

Transfers from Level 2 to Level 3 occurred primarily due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred primarily due to the increased availability of observable market data due to increased market activity or information. As shown above, transfers in and out of Level 3 represent the values as of the beginning of the reporting period. There were no transfers between Levels 1 and 2 during the period ended September 30, 2014.

Information about Level 3 fair value measurements:

	Fair Value at 9-30-14	Valuation Technique(s)	Unobservable Input(s)	Input Value(s)
Assets				
Common Stocks	$1,766,511	Discounted cash flows model	Long-term growth rate	2.5%
			Weighted average cost of capital	8.8 to 9.5%
			Illiquidity discount	9.5 to 10%
Corporate Debt Securities	602,590	Discounted cash flows model	Long-term growth rate	2.5%
			Weighted average cost of capital	8.8%
			Illiquidity discount	10%

Significant increase in price-earnings ratio or long-term growth rate inputs could result in a higher fair value measurement. However, significant increase in weighted average cost of capital of illiquidity discount inputs could result in a lower fair value measurement.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
CMO = Collateralized Mortgage Obligation
GTD = Guaranteed
OTC = Over the Counter
REMIC = Real Estate Mortgage Investment Conduit

Country Diversification

(as a % of net assets)

United States	54.2%	China	2.4%
Hong Kong	7.0%	Japan	1.2%
United Kingdom	6.8%	Taiwan	1.0%
		Other Countries	1.7%
		Other+	25.7%

+Includes gold bullion, purchased options, cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.

Asset Allocation

Stocks	**69.2%**
Consumer Discretionary	13.3%
Industrials	11.2%
Information Technology	10.8%
Financials	9.6%
Energy	8.8%
Consumer Staples	7.0%
Health Care	4.9%
Materials	3.6%
Bonds	**25.2%**
Corporate Debt Securities	23.2%
United States Government and Government Agency Obligations	2.0%
Cash and Cash Equivalents	**5.6%**

Lipper Rankings

Category: Lipper Mixed-Asset Target Allocation Growth Funds	Rank	Percentile
1 Year	233/567	42
3 Year	144/507	29
5 Year	41/472	9
10 Year	17/317	6

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector
PNC Financial Services Group, Inc. (The)	Financials
Union Pacific Corp.	Industrials
Limited Brands, Inc.	Consumer Discretionary
JPMorgan Chase & Co.	Financials
Apple, Inc.	Information Technology
Boeing Co. (The)	Industrials
Citigroup, Inc.	Financials
Southwest Airlines Co.	Industrials
Cummins, Inc.	Industrials
Applied Materials, Inc.	Information Technology

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Ivy Balanced Fund (in thousands) SEPTEMBER 30, 2014 (UNAUDITED)

COMMON STOCKS	Shares	Value
Aerospace & Defense – 3.5%		
Boeing Co. (The)	266	$33,832
Lockheed Martin Corp.	47	8,645
Precision Castparts Corp.	125	29,563
		72,040
Airlines – 1.6%		
Southwest Airlines Co.	960	32,433
Apparel Retail – 1.9%		
Limited Brands, Inc.	577	38,654
Application Software – 1.4%		
Autodesk, Inc. (A)	517	28,470
Asset Management & Custody Banks – 1.4%		
Northern Trust Corp.	429	29,198
Brewers – 1.4%		
Anheuser-Busch InBev S.A. ADR	264	29,231
Broadcasting – 1.3%		
CBS Corp., Class B	427	22,830
CBS Outdoor Americas, Inc.	145	4,349
		27,179
Cable & Satellite – 2.2%		
Comcast Corp., Class A	529	28,450
Time Warner Cable, Inc.	121	17,319
		45,769
Casinos & Gaming – 0.7%		
Las Vegas Sands, Inc.	222	13,780
Construction Machinery & Heavy Trucks – 1.5%		
Cummins, Inc.	245	32,269
Consumer Finance – 1.4%		
American Express Co.	331	28,980
Data Processing & Outsourced Services – 2.6%		
Alliance Data Systems Corp. (A)	119	29,494
FleetCor Technologies, Inc. (A)	168	23,905
		53,399
Distillers & Vintners – 2.1%		
Brown-Forman Corp., Class B	228	20,581
Constellation Brands, Inc. (A)	273	23,769
		44,350
Diversified Chemicals – 2.8%		
Dow Chemical Co. (The)	583	30,593
PPG Industries, Inc.	143	28,075
		58,668
Electrical Components & Equipment – 1.4%		
Rockwell Automation, Inc.	261	28,635
Home Improvement Retail – 1.4%		
Home Depot, Inc. (The)	328	$30,091
Hotels, Resorts & Cruise Lines – 0.8%		
Hyatt Hotels Corp., Class A (A)	288	17,454
Household Products – 1.4%		
Colgate-Palmolive Co.	435	28,384
Industrial Conglomerates – 1.3%		
3M Co.	198	28,024
Industrial Gases – 0.8%		
Praxair, Inc.	124	15,970
Internet Retail – 1.3%		
Amazon.com, Inc. (A)	85	27,440
IT Consulting & Other Services – 1.3%		
Cognizant Technology Solutions Corp., Class A (A)	623	27,874
Managed Health Care – 1.1%		
UnitedHealth Group, Inc.	258	22,278
Motorcycle Manufacturers – 1.1%		
Harley-Davidson, Inc.	408	23,769
Movies & Entertainment – 1.5%		
Twenty-First Century Fox, Inc.	911	30,332
Multi-Line Insurance – 1.4%		
American International Group, Inc.	547	29,522
Oil & Gas Equipment & Services – 2.8%		
National Oilwell Varco, Inc.	369	28,066
Schlumberger Ltd.	299	30,374
		58,440
Oil & Gas Exploration & Production – 2.7%		
ConocoPhillips	384	29,407
Noble Energy, Inc.	388	26,503
		55,910
Oil & Gas Refining & Marketing – 1.4%		
Phillips 66	350	28,482
Oil & Gas Storage & Transportation – 1.9%		
Plains GP Holdings L.P., Class A	487	14,920
Regency Energy Partners L.P.	786	25,650
		40,570
Other Diversified Financial Services – 3.4%		
Citigroup, Inc.	634	32,854
JPMorgan Chase & Co.	639	38,506
		71,360
Packaged Foods & Meats – 1.2%		
Mead Johnson Nutrition Co.	264	$ 25,373
Personal Products – 0.9%		
Estee Lauder Co., Inc. (The), Class A	239	17,888
Pharmaceuticals – 3.8%		
GlaxoSmithKline plc ADR	489	22,461
Johnson & Johnson	280	29,792
Teva Pharmaceutical Industries Ltd. ADR	499	26,805
		79,058
Railroads – 1.9%		
Union Pacific Corp.	361	39,161
Regional Banks – 2.0%		
PNC Financial Services Group, Inc. (The)	487	41,669
Semiconductor Equipment – 1.5%		
Applied Materials, Inc.	1,476	31,896
Semiconductors – 2.3%		
Broadcom Corp., Class A	179	7,227
Microchip Technology, Inc.	549	25,938
Texas Instruments, Inc.	328	15,657
		48,822
Specialty Stores – 1.1%		
Ulta Salon, Cosmetics & Fragrance, Inc. (A)	186	21,932
Technology Hardware, Storage & Peripherals – 1.7%		
Apple, Inc.	344	34,672
TOTAL COMMON STOCKS – 69.2%		**$1,439,426**
(Cost: $1,161,445)		

CORPORATE DEBT SECURITIES	Principal	Value
Aerospace & Defense – 0.6%		
General Dynamics Corp., 1.000%, 11-15-17	$1,500	1,483
Northrop Grumman Corp., 1.750%, 6-1-18	2,060	2,042
TransDigm Group, Inc., 7.500%, 7-15-21	8,081	8,626
		12,151

Ivy Balanced Fund *(in thousands)* SEPTEMBER 30, 2014 (UNAUDITED)

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Apparel Retail – 0.2%		
Limited Brands, Inc.:		
6.900%, 7–15–17	$ 750	$ 830
6.625%, 4–1–21	2,915	3,213
		4,043
Asset Management & Custody Banks – 0.3%		
Ares Capital Corp., 4.875%, 11–30–18	6,500	6,865
Auto Parts & Equipment – 0.0%		
Delphi Corp., 5.000%, 2–15–23	849	908
Automobile Manufacturers – 0.6%		
Ford Motor Co., Convertible, 4.250%, 11–15–16	1,000	1,714
Toyota Motor Credit Corp., 2.000%, 10–24–18	3,225	3,230
Volkswagen Group of America, Inc., 2.125%, 5–23–19 (B)	6,250	6,200
		11,144
Biotechnology – 0.3%		
Amgen, Inc., 2.200%, 5–22–19	6,000	5,938
Brewers – 0.3%		
Anheuser-Busch InBev Worldwide, Inc., 1.375%, 7–15–17	1,000	999
Heineken N.V., 1.400%, 10–1–17 (B)	2,000	1,987
SABMiller Holdings, Inc., 2.200%, 8–1–18 (B)	2,700	2,695
		5,681
Broadcasting – 0.0%		
Discovery Communications LLC, 3.300%, 5–15–22	900	894
Cable & Satellite – 0.0%		
Pearson Funding Five plc, 3.250%, 5–8–23 (B)	900	861
Consumer Finance – 1.6%		
American Express Credit Corp., 2.125%, 7–27–18	1,750	1,760
American Honda Finance Corp., 2.125%, 10–10–18	1,650	1,658
Capital One Bank USA N.A.:		
2.150%, 11–21–18	3,150	3,139
2.250%, 2–13–19	4,000	3,965
Capital One N.A., 2.400%, 9–5–19	3,250	3,217
Charles Schwab Corp. (The), 2.200%, 7–25–18	1,000	1,011
Discover Bank, 2.000%, 2–21–18	3,100	3,086

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Consumer Finance (Continued)		
General Motors Financial Co., Inc., 2.750%, 5–15–16	$1,086	$ 1,094
General Motors Financial Co., Inc. (GTD by AmeriCredit Financial Services, Inc.), 3.500%, 7–10–19	2,650	2,670
Hyundai Capital America, 2.875%, 8–9–18 (B)	1,550	1,588
IntercontinentalExchange Group, Inc., 2.500%, 10–15–18	1,700	1,726
SLM Corp., 4.875%, 6–17–19	3,000	3,000
Total System Services, Inc., 2.375%, 6–1–18	5,538	5,501
		33,415
Data Processing & Outsourced Services – 0.0%		
Fidelity National Financial, Inc., 6.600%, 5–15–17	900	1,001
Department Stores – 0.1%		
Macy's Retail Holdings, Inc., 3.875%, 1–15–22	1,000	1,042
Distillers & Vintners – 0.6%		
Beam, Inc.:		
1.875%, 5–15–17	800	804
1.750%, 6–15–18	1,000	983
Brown-Forman Corp., 1.000%, 1–15–18	3,000	2,926
Constellation Brands, Inc., 3.750%, 5–1–21	7,944	7,796
		12,509
Distributors – 0.0%		
LKQ Corp., 4.750%, 5–15–23	680	658
Diversified Banks – 5.0%		
ABN AMRO Bank N.V., 2.500%, 10–30–18 (B)	6,200	6,261
Banco Hipotecario Nacional:		
7.916%, 7–25–09 (B)(C)	7	—
8.000%, 3–31–11 (B)(C)	1	—
Bank of America Corp., 2.000%, 1–11–18	2,500	2,490
Bank of New York Mellon Corp. (The), 2.100%, 1–15–19	6,000	5,970
Bank of Nova Scotia (The):		
1.450%, 4–25–18	2,500	2,465
2.050%, 10–30–18	5,000	4,987
Barclays Bank plc, 2.500%, 2–20–19	2,600	2,604
BNP Paribas S.A.:		
2.450%, 3–17–19	6,500	6,523
5.186%, 6–29–49 (B)	4,000	4,040

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Diversified Banks (Continued)		
Commonwealth Bank of Australia, 2.250%, 3–13–19	$ 4,750	$ 4,747
DBS Group Holdings Ltd., 2.246%, 7–16–19 (B)	8,750	8,662
HSBC USA, Inc., 1.625%, 1–16–18	1,850	1,844
ING Bank N.V., 2.500%, 10–1–19 (B)	5,400	5,367
Lloyds Bank plc, 2.350%, 9–5–19	2,650	2,630
Lloyds Bank plc (GTD by Lloyds Banking Group plc), 2.300%, 11–27–18	2,000	2,005
Mizuho Bank Ltd., 2.650%, 9–25–19 (B)	5,200	5,199
National Australia Bank Ltd., 2.300%, 7–25–18	2,750	2,787
Nordea Bank AB, 1.625%, 5–15–18 (B)	4,500	4,452
Skandinaviska Enskilda Banken AB, 2.375%, 3–25–19 (B)	4,000	4,000
Societe Generale S.A., 5.922%, 4–29–49 (B)	11,000	11,605
Swedbank AB (publ), 1.750%, 3–12–18 (B)	5,000	4,980
Wells Fargo & Co.:		
1.500%, 1–16–18	1,000	994
2.150%, 1–15–19	2,000	1,993
Westpac Banking Corp., 2.250%, 7–30–18	5,000	5,051
		101,656
Diversified Metals & Mining – 0.3%		
Anglo American plc, 4.125%, 4–15–21 (B)	2,200	2,208
BHP Billiton Finance (USA) Ltd. (GTD by BHP Billiton plc and BHP Billiton Ltd.), 2.050%, 9–30–18	1,200	1,206
Freeport–McMoRan Copper & Gold, Inc., 2.375%, 3–15–18	450	451
Glencore Funding LLC, 3.125%, 4–29–19 (B)	3,000	3,002
Teck Resources, 3.000%, 3–1–19	1,700	1,688
		8,555
Electric Utilities – 0.4%		
Electricite de France S.A., 2.150%, 1–22–19 (B)	4,000	3,989
PPL Energy Supply LLC, 4.600%, 12–15–21	2,800	2,653
Southern Co. (The), 2.450%, 9–1–18	2,800	2,849
		9,491

Ivy Balanced Fund *(in thousands)* SEPTEMBER 30, 2014 (UNAUDITED)

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Environmental & Facilities Services – 0.3%		
Ecolab, Inc., 1.450%, 12–8–17	$5,800	$ 5,756
Fertilizers & Agricultural Chemicals – 0.1%		
Monsanto Co., 2.125%, 7–15–19	2,100	2,089
Food Distributors – 0.4%		
Campbell Soup Co., 2.500%, 8–2–22	2,400	2,261
ConAgra Foods, Inc., 1.900%, 1–25–18	3,190	3,172
General Mills, Inc., 0.534%, 1–29–16 (D)	500	501
Wm. Wrigley Jr. Co.:		
2.000%, 10–20–17 (B)	1,000	1,009
2.400%, 10–21–18 (B)	1,500	1,511
		8,454
Food Retail – 0.1%		
Kroger Co. (The), 2.300%, 1–15–19	3,000	3,003
General Merchandise Stores – 0.1%		
Dollar General Corp.:		
4.125%, 7–15–17	450	470
1.875%, 4–15–18	1,000	963
		1,433
Health Care Supplies – 0.6%		
C.R. Bard, Inc., 1.375%, 1–15–18	4,385	4,333
Express Scripts Holding Co., 2.250%, 6–15–19	6,000	5,917
Laboratory Corp. of America Holdings, 2.500%, 11–1–18	1,650	1,658
Mallinckrodt International Finance S.A., 3.500%, 4–15–18	500	484
		12,392
Homebuilding – 0.1%		
Toll Brothers Finance Corp., 4.375%, 4–15–23	1,500	1,429
Hotels, Resorts & Cruise Lines – 0.0%		
Hyatt Hotels Corp., 3.375%, 7–15–23	500	487
Household Products – 0.0%		
Church & Dwight Co., Inc., 2.875%, 10–1–22	500	486
Industrial Gases – 0.4%		
Airgas, Inc., 1.650%, 2–15–18	1,250	1,238
Praxair, Inc.:		
1.250%, 11–7–18	5,600	5,464
3.000%, 9–1–21	1,000	1,024
		7,726

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Industrial Machinery – 0.8%		
Dynacast International LLC and Dynacast Finance, Inc., 9.250%, 7–15–19	$ 6,284	$ 6,724
Eaton Corp., 1.500%, 11–2–17	10,500	10,457
		17,181
Integrated Telecommunication Services – 0.8%		
AT&T, Inc., 2.300%, 3–11–19	13,000	13,043
Verizon Communications, Inc., 2.625%, 2–21–20 (B)	2,468	2,438
		15,481
Investment Banking & Brokerage – 0.4%		
Goldman Sachs Group, Inc. (The):		
2.900%, 7–19–18	1,350	1,383
2.625%, 1–31–19	4,000	3,991
Morgan Stanley, 2.125%, 4–25–18	2,500	2,500
		7,874
IT Consulting & Other Services – 0.4%		
iGATE Corp., 4.750%, 4–15–19 (B)	8,081	7,839
Leisure Products – 0.0%		
Mattel, Inc., 2.500%, 11–1–16	750	770
Life & Health Insurance – 0.1%		
AIA Group Ltd., 2.250%, 3–11–19 (B)	2,600	2,577
Managed Health Care – 0.5%		
Aetna, Inc., 2.200%, 3–15–19	2,600	2,576
WellPoint, Inc., 1.875%, 1–15–18	7,200	7,192
		9,768
Metal & Glass Containers – 0.1%		
BlueScope Steel (Finance) Ltd. and BlueScope Steel Finance (USA) LLC, 7.125%, 5–1–18 (B)	1,281	1,332
Movies & Entertainment – 0.3%		
News American, Inc., 3.000%, 9–15–22	2,000	1,948
Viacom, Inc.:		
2.500%, 9–1–18	1,100	1,114
2.200%, 4–1–19	2,000	2,001
		5,063
Multi–Line Insurance – 0.1%		
American International Group, Inc., 2.300%, 7–16–19	2,750	2,730

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Multi–Utilities – 0.1%		
Origin Energy Finance Ltd., 3.500%, 10–9–18 (B)	$ 1,600	$ 1,640
Oil & Gas Drilling – 0.1%		
Transocean, Inc., 2.500%, 10–15–17	2,000	2,000
Oil & Gas Equipment & Services – 0.0%		
National Oilwell Varco, Inc., 1.350%, 12–1–17	500	498
Oil & Gas Exploration & Production – 0.5%		
BP Capital Markets plc (GTD by BP plc), 2.241%, 9–26–18	4,250	4,264
ConocoPhillips, 1.050%, 12–15–17	4,400	4,342
Devon Energy Corp., 2.250%, 12–15–18	3,000	2,994
		11,600
Oil & Gas Storage & Transportation – 0.5%		
Buckeye Partners L.P., 2.650%, 12–15–17	6,300	6,293
Kinder Morgan Energy Partners L.P., 2.650%, 2–1–19	3,250	3,241
		9,534
Other Diversified Financial Services – 2.1%		
CIT Group, Inc., 3.875%, 2–19–19	2,600	2,555
Citigroup, Inc., 2.550%, 4–8–19	15,000	14,991
Daimler Finance North America LLC, 2.375%, 8–1–18 (B)	2,600	2,632
Fidelity National Information Services, Inc., 2.000%, 4–15–18	1,250	1,243
Fifth Street Finance Corp., 4.875%, 3–1–19	6,700	6,928
JPMorgan Chase & Co., 7.900%, 4–29–49	500	543
Moody's Corp., 2.750%, 7–15–19	1,300	1,307
PennantPark Investment Corp., 4.500%, 10–1–19	8,100	8,145
Total Capital, 2.125%, 8–10–18	1,500	1,519
Total Capital Canada Ltd., 1.450%, 1–15–18	2,000	1,988
		41,851
Personal Products – 0.1%		
Estee Lauder Co., Inc. (The), 2.350%, 8–15–22	1,200	1,141
Pharmaceuticals – 0.9%		
Forest Laboratories, Inc., 5.000%, 12–15–21 (B)	9,500	10,157

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Pharmaceuticals (Continued)		
Mylan, Inc.,		
2.550%, 3–28–19	$ 700	$ 696
Perrigo Co. Ltd.,		
2.300%, 11–8–18 (B) . . .	9,250	9,190
		20,043
Property & Casualty Insurance – 0.1%		
Berkshire Hathaway Finance Corp.,		
2.000%, 8–15–18	1,550	1,556
Berkshire Hathaway, Inc.,		
1.550%, 2–9–18	500	499
		2,055
Railroads – 0.1%		
Burlington Northern Santa Fe LLC,		
3.050%, 3–15–22	700	697
Kansas City Southern de Mexico S.A. de C.V.,		
2.350%, 5–15–20	900	863
Union Pacific Corp.,		
2.250%, 2–15–19	1,250	1,264
		2,824
Regional Banks – 0.5%		
BB&T Corp.,		
1.450%, 1–12–18	3,422	3,389
PNC Bank N.A.,		
2.200%, 1–28–19	4,000	4,005
SunTrust Banks, Inc.,		
2.350%, 11–1–18	3,700	3,710
		11,104
Semiconductors – 0.4%		
Broadcom Corp.,		
2.700%, 11–1–18	1,000	1,024
Micron Technology, Inc.,		
5.500%, 2–1–25 (B)	8,081	7,919
		8,943
Soft Drinks – 0.3%		
PepsiCo, Inc.,		
2.250%, 1–7–19	6,500	6,561
Specialized REITs – 0.8%		
Aircastle Ltd.,		
5.125%, 3–15–21	8,081	7,980
CNL Lifestyles Properties, Inc.,		
7.250%, 4–15–19	8,081	8,303
		16,283
Specialty Chemicals – 0.1%		
RPM International, Inc.,		
3.450%, 11–15–22	1,000	974
Sherwin-Williams Co. (The),		
1.350%, 12–15–17	750	747
		1,721

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Systems Software – 0.4%		
CA, Inc.,		
2.875%, 8–15–18	$ 2,850	$ 2,889
Oracle Corp.,		
2.250%, 10–8–19	5,300	5,280
		8,169
Trucking – 0.2%		
Ryder System, Inc.:		
2.450%, 12–15–17	2,250	2,272
2.350%, 2–26–19	1,000	998
		3,270
Wireless Telecommunication Service – 0.1%		
American Tower Corp.,		
4.700%, 3–15–22	1,400	1,465
Crown Castle International Corp.,		
5.250%, 1–15–23	1,046	1,036
Virgin Media Finance plc,		
4.875%, 2–15–22	284	269
		2,770
TOTAL CORPORATE DEBT SECURITIES – 23.2%		$482,689

(Cost: $480,227)

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS

Mortgage-Backed Obligations – 0.0%	Principal	Value
Federal National Mortgage Association Fixed Rate Pass-Through Certificates:		
6.000%, 9–1–17	47	49
5.000%, 1–1–18	29	30
5.500%, 4–1–18	4	5
6.500%, 10–1–28	55	61
6.500%, 2–1–29	9	10
7.000%, 11–1–31	64	76
6.500%, 2–1–32	48	57
7.000%, 2–1–32	76	88
7.000%, 3–1–32	35	42
7.000%, 7–1–32	45	52
6.000%, 9–1–32	177	205
6.500%, 9–1–32	39	45
5.500%, 5–1–33	63	70
5.500%, 6–1–33	37	42
		832
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 0.0%		$ 832

(Cost: $743)

UNITED STATES GOVERNMENT OBLIGATIONS

Treasury Obligations – 2.0%	Principal	Value
U.S. Treasury Notes:		
0.375%, 1–15–16	14,000	14,021
0.625%, 7–15–16	8,000	8,018

UNITED STATES GOVERNMENT OBLIGATIONS (Continued)	Principal	Value
Treasury Obligations (Continued)		
0.625%, 2–15–17	$ 850	$ 846
0.625%, 5–31–17	8,500	8,427
1.375%, 11–30–18	10,000	9,916
		41,228
TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 2.0%		$ 41,228

(Cost: $41,237)

SHORT-TERM SECURITIES

Commercial Paper – 5.1%	Principal	Value
Air Products and Chemicals, Inc.,		
0.080%, 10–14–14 (E) .	5,000	5,000
American Honda Finance Corp. (GTD by Honda Motor Co.),		
0.080%, 10–6–14 (E) . .	1,800	1,800
Army & Air Force Exchange Service,		
0.080%, 10–27–14 (E) .	2,000	2,000
Baxter International, Inc.:		
0.200%, 10–7–14 (E) . .	10,000	10,000
0.250%, 10–8–14 (E) . .	8,000	8,000
BorgWarner, Inc.,		
0.260%, 10–22–14 (E) .	6,000	5,999
Campbell Soup Co.,		
0.200%, 10–3–14 (E) . .	6,400	6,400
CVS Caremark Corp.,		
0.200%, 10–1–14 (E) . .	2,000	2,000
Danaher Corp.,		
0.090%, 10–9–14 (E) . .	10,000	9,999
Diageo Capital plc (GTD by Diageo plc),		
0.250%, 10–3–14 (E) . .	5,000	5,000
Illinois Tool Works, Inc.,		
0.070%, 10–1–14 (E) . .	7,000	7,000
Kellogg Co.,		
0.160%, 10–8–14 (E) . .	10,000	10,000
Kroger Co. (The),		
0.170%, 10–1–14 (E) . .	1,657	1,657
McCormick & Co., Inc.,		
0.150%, 10–6–14 (E) . .	10,000	9,999
Mondelez International, Inc.,		
0.200%, 10–21–14 (E) .	6,000	5,999
St. Jude Medical, Inc.,		
0.160%, 10–2–14 (E) . .	7,995	7,995
Virginia Electric and Power Co.,		
0.210%, 10–8–14 (E) . .	8,000	8,000
		106,848
Master Note – 0.1%		
Toyota Motor Credit Corp.,		
0.102%, 10–7–14 (F) . .	1,968	1,968

SHORT-TERM SECURITIES	Principal	Value
Municipal Obligations – Taxable – 0.2%		
LA Pub Fac Auth, Rev Bonds (Air Products and Chemicals Proj), Ser 2008A (GTD by Air Products and Chemicals, Inc.), 0.050%, 10–1–14 (F)	$ 500	$ 500
MA Hlth and Edu Fac Auth, Var Rate Rev Bonds, Dana-Farber Cancer Institute Issue, Ser 2008L-1 (GTD by JPMorgan Chase Bank N.A.), 0.040%, 10–7–14 (F)	1,400	1,400

SHORT-TERM SECURITIES (Continued)	Principal	Value
Municipal Obligations – Taxable (Continued)		
NYC GO Bonds, Fiscal 2006 Ser E (GTD by Bank of America N.A.), 0.040%, 10–7–14 (F) .	$2,400	$ 2,400
		4,300
TOTAL SHORT-TERM SECURITIES – 5.4%		**$ 113,116**
(Cost: $113,116)		
TOTAL INVESTMENT SECURITIES – 99.8%		**$2,077,291**
(Cost: $1,796,768)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.2%		4,781
NET ASSETS – 100.0%		**$2,082,072**

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2014, the total value of these securities amounted to $125,340 or 6.0% of net assets.

(C) Non-income producing as the issuer has either missed its most recent interest payment or declared bankruptcy.

(D) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2014.

(E) Rate shown is the yield to maturity at September 30, 2014.

(F) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2014. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2014. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$1,439,426	$ —	$ —
Corporate Debt Securities	—	482,689	—
United States Government Agency Obligations	—	832	—
United States Government Obligations	—	41,228	—
Short-Term Securities	—	113,116	—
Total	$1,439,426	$637,865	$ —

As of September 30, 2014, there were no transfers between Level 1 and 2 during the period.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed
REIT = Real Estate Investment Trusts

See Accompanying Notes to Financial Statements.

Ivy Energy Fund

Asset Allocation

Stocks	**97.1%**
Energy	89.3%
Industrials	7.0%
Financials	0.8%
Cash and Cash Equivalents	**2.9%**

Lipper Rankings

Category: Lipper Natural Resources Funds	Rank	Percentile
1 Year	19/81	24
3 Year	14/68	21
5 Year	19/63	30

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Country Weightings

North America	**89.5%**
United States	83.8%
Canada	5.7%
Europe	**5.9%**
Bahamas/Caribbean	**1.0%**
Pacific Basin	**0.7%**
Cash and Cash Equivalents	**2.9%**

Top 10 Equity Holdings

Company	Sector	Industry
Schlumberger Ltd.	Energy	Oil & Gas Equipment & Services
Halliburton Co.	Energy	Oil & Gas Equipment & Services
Baker Hughes, Inc.	Energy	Oil & Gas Equipment & Services
Core Laboratories N.V.	Energy	Oil & Gas Equipment & Services
EOG Resources, Inc.	Energy	Oil & Gas Exploration & Production
Weatherford International Ltd.	Energy	Oil & Gas Equipment & Services
Noble Energy, Inc.	Energy	Oil & Gas Exploration & Production
Cimarex Energy Co.	Energy	Oil & Gas Exploration & Production
Anadarko Petroleum Corp.	Energy	Oil & Gas Exploration & Production
Phillips 66	Energy	Oil & Gas Refining & Marketing

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Ivy Energy Fund *(in thousands)*

COMMON STOCKS	Shares	Value
Coal & Consumable Fuels – 1.4%		
Cameco Corp.	100	$ 1,760
Foresight Energy L.P.	101	1,840
Peabody Energy Corp.	89	1,096
		4,696
Construction & Engineering – 1.9%		
Fluor Corp.	96	6,402
Electrical Components & Equipment – 0.7%		
SolarCity Corp. (A)	41	2,461
Industrial Machinery – 1.6%		
Flowserve Corp.	76	5,328
Integrated Oil & Gas – 6.3%		
Chevron Corp.	27	3,246
Exxon Mobil Corp.	54	5,046
Occidental Petroleum Corp.	65	6,281
Royal Dutch Shell plc, Class A (B)	87	3,338
Suncor Energy, Inc.	85	3,078
		20,989
Oil & Gas Drilling – 4.4%		
Helmerich & Payne, Inc.	53	5,168
Nabors Industries Ltd.	152	3,452
Patterson-UTI Energy, Inc.	188	6,102
		14,722
Oil & Gas Equipment & Services – 26.4%		
Baker Hughes, Inc.	134	8,728
Basic Energy Services, Inc. (A)	190	4,122
Cameron International Corp. (A)	91	6,011
Core Laboratories N.V.	59	8,642
Dril-Quip, Inc. (A)	58	5,167
FMC Technologies, Inc. (A)	67	3,614
Forum Energy Technologies, Inc. (A)	164	5,034
Halliburton Co.	211	13,589
National Oilwell Varco, Inc.	71	5,376
Oceaneering International, Inc.	20	1,323
Schlumberger Ltd.	135	13,714
Superior Energy Services, Inc.	143	4,687
Weatherford International Ltd. (A)	375	7,805
		87,812
Oil & Gas Exploration & Production – 30.9%		
Anadarko Petroleum Corp.	65	6,607
Antero Resources Corp. (A)	48	2,626
Athlon Energy, Inc. (A)	82	4,795
Bonanza Creek Energy, Inc. (A)	88	5,004

COMMON STOCKS (Continued)	Shares	Value
Oil & Gas Exploration & Production (Continued)		
Cabot Oil & Gas Corp.	137	$ 4,482
Canadian Natural Resources Ltd.	137	5,315
Cimarex Energy Co.	59	7,422
CNOOC Ltd. ADR	13	2,303
Concho Resources, Inc. (A)	22	2,809
ConocoPhillips	43	3,256
Continental Resources, Inc. (A)	98	6,488
EOG Resources, Inc.	86	8,537
Gulfport Energy Corp. (A)	64	3,412
Memorial Resource Development Corp. (A)	138	3,739
Newfield Exploration Co. (A)	110	4,085
Noble Energy, Inc.	112	7,647
Oasis Petroleum LLC (A)	64	2,686
Parsley Energy, Inc., Class A (A)	283	6,038
Pioneer Natural Resources Co.	15	2,905
Rice Energy, Inc. (A)	215	5,708
RSP Permian, Inc. (A)	102	2,599
Southwestern Energy Co. (A)	107	3,731
		102,194
Oil & Gas Refining & Marketing – 8.7%		
HollyFrontier Corp.	36	1,583
Marathon Petroleum Corp.	76	6,418
Marathon Petroleum Corp. L.P.	83	4,901
Phillips 66	81	6,549
Tesoro Corp.	80	4,903
Valero Energy Corp.	96	4,463
		28,817
Oil & Gas Storage & Transportation – 11.2%		
Enbridge, Inc.	71	3,392
Energy Transfer Equity L.P.	85	5,228
MarkWest Energy Partners L.P.	72	5,520
Phillips 66 Partners L.P.	91	6,058
Plains GP Holdings L.P., Class A	79	2,417
Targa Resources Corp.	47	6,447
Valero Energy Partners L.P.	54	2,410
Williams Co., Inc. (The)	106	5,886
		37,358
Railroads – 2.8%		
Canadian Pacific Railway Ltd.	26	5,477
Kansas City Southern	29	3,551
		9,028

COMMON STOCKS (Continued)	Shares	Value
Specialized Finance – 0.8%		
CME Group, Inc.	35	$ 2,778
TOTAL COMMON STOCKS – 97.1%		$322,585
(Cost: $260,594)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper – 5.6%		
Army & Air Force Exchange Service, 0.080%, 10–27–14 (C)	$4,000	4,000
Diageo Capital plc (GTD by Diageo plc), 0.250%, 10–9–14 (C)	2,000	2,000
DTE Energy Co. (GTD by Detroit Edison Co.), 0.210%, 10–3–14 (C)	2,413	2,413
GlaxoSmithKline Finance plc (GTD by GlaxoSmithKline plc), 0.130%, 10–28–1 (C)	5,000	5,000
Wisconsin Gas LLC, 0.110%, 10–2–14 (C)	5,000	4,999
		18,412
Master Note – 0.9%		
Toyota Motor Credit Corp., 0.102%, 10–7–14 (D)	3,097	3,097
TOTAL SHORT-TERM SECURITIES – 6.5%		$ 21,509
(Cost: $21,509)		
TOTAL INVESTMENT SECURITIES – 103.6%		$344,094
(Cost: $282,103)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (3.6%)		(11,882)
NET ASSETS – 100.0%		$332,212

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Listed on an exchange outside the United States.

(C) Rate shown is the yield to maturity at September 30, 2014.

(D) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2014. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2014. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$322,585	$ —	$—
Short-Term Securities	—	21,509	—
Total	$322,585	$21,509	$—

As of September 30, 2014, there were no transfers between Level 1 and 2 during the period.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed

Country Diversification

(as a % of net assets)	
United States	83.8%
Canada	5.7%
Netherlands	2.6%
Switzerland	2.3%
United Kingdom	1.0%
Bermuda	1.0%
Other Countries	0.7%
Other+	2.9%

+Includes cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.

Ivy Global Natural Resources Fund

ALL DATA IS AS OF SEPTEMBER 30, 2014 (UNAUDITED)

Asset Allocation

Stocks	**98.1%**
Energy	64.0%
Materials	20.5%
Industrials	12.5%
Financials	1.1%
Utilities	0.0%
Cash and Cash Equivalents	**1.9%**

Country Weightings

North America	**83.9%**
United States	76.5%
Canada	7.4%
Europe	**13.2%**
United Kingdom	7.5%
Other Europe	5.7%
Bahamas/Caribbean	**1.0%**
Pacific Basin	**0.0%**
Cash and Cash Equivalents	**1.9%**

Lipper Rankings

Category: Lipper Global Natural Resources Funds	Rank	Percentile
1 Year	35/149	24
3 Year	66/128	52
5 Year	79/107	74
10 Year	38/40	93

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Country	Sector	Industry
Halliburton Co.	United States	Energy	Oil & Gas Equipment & Services
Schlumberger Ltd.	United States	Energy	Oil & Gas Equipment & Services
Dow Chemical Co. (The)	United States	Materials	Diversified Chemicals
Canadian Pacific Railway Ltd.	Canada	Industrials	Railroads
BHP Billiton plc	United Kingdom	Materials	Diversified Metals & Mining
Rio Tinto plc	United Kingdom	Materials	Diversified Metals & Mining
Weatherford International Ltd.	Switzerland	Energy	Oil & Gas Equipment & Services
LyondellBasell Industries N.V., Class A	United States	Materials	Specialty Chemicals
Baker Hughes, Inc.	United States	Energy	Oil & Gas Equipment & Services
Suncor Energy, Inc.	Canada	Energy	Integrated Oil & Gas

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Ivy Global Natural Resources Fund *(in thousands)* SEPTEMBER 30, 2014 (UNAUDITED)

COMMON STOCKS	Shares	Value
Bermuda – 1.0%		
Nabors Industries Ltd.	664	$ 15,106
Canada – 7.4%		
Canadian Natural Resources Ltd.	494	19,191
Canadian Pacific Railway Ltd.	235	48,662
Suncor Energy, Inc.	1,139	41,230
Yamana Gold, Inc.	836	5,018
		114,101
China – 0.0%		
China Metal Recycling (Holdings) Ltd.	30,000	—
France – 0.5%		
L Air Liquide S.A.	64	7,831
Netherlands – 2.3%		
Chicago Bridge & Iron Co. N.V., NY Shares	261	15,105
Core Laboratories N.V.	142	20,840
		35,945
Switzerland – 2.9%		
Weatherford International Ltd. (A)	2,124	44,170
United Kingdom – 7.5%		
Anglo American plc	282	6,323
BHP Billiton plc	1,649	45,834
Pentair, Inc.	188	12,292
Randgold Resources Ltd. ADR	110	7,459
Rio Tinto plc	914	44,928
		116,836
United States – 76.5%		
Airgas, Inc.	75	8,266
Anadarko Petroleum Corp.	306	31,051
Antero Resources Corp. (A)	285	15,657
Baker Hughes, Inc.	665	43,281
Cabot Oil & Gas Corp.	462	15,114
Cameron International Corp. (A)	365	24,242
Caterpillar, Inc.	290	28,696
CME Group, Inc.	220	17,582
Concho Resources, Inc. (A)	208	26,050
ConocoPhillips	172	13,188
Continental Resources, Inc. (A)	557	37,043
Devon Energy Corp.	108	7,360
Dow Chemical Co. (The)	1,070	56,090
Dril-Quip, Inc. (A)	172	15,372
Eastman Chemical Co.	190	15,365
Energy Transfer Equity L.P.	361	22,252
EOG Resources, Inc.	369	36,533
Exxon Mobil Corp.	73	6,833
Flowserve Corp.	453	31,960

COMMON STOCKS (Continued)	Shares	Value
United States (Continued)		
Fluor Corp.	345	$ 23,033
FMC Technologies, Inc. (A)	576	31,291
Forum Energy Technologies, Inc. (A)	539	16,505
Freeport-McMoRan Copper & Gold, Inc., Class B	1,222	39,909
Gulfport Energy Corp. (A)	159	8,507
Halliburton Co.	1,332	85,927
Joy Global, Inc.	415	22,645
Kansas City Southern	71	8,563
LyondellBasell Industries N.V., Class A	403	43,747
Marathon Petroleum Corp.	345	29,249
MarkWest Energy Partners L.P.	215	16,539
National Oilwell Varco, Inc.	197	15,022
Newfield Exploration Co. (A)	212	7,842
Noble Energy, Inc.	556	37,991
Oasis Petroleum LLC (A)	321	13,408
Occidental Petroleum Corp.	158	15,182
Oceaneering International, Inc.	108	7,006
Patterson-UTI Energy, Inc.	550	17,893
Peabody Energy Corp.	409	5,061
Phillips 66	387	31,438
Pioneer Natural Resources Co.	121	23,784
Plains GP Holdings L.P., Class A	469	14,379
PPG Industries, Inc.	81	16,024
Rice Energy, Inc. (A)	639	16,996
Schlumberger Ltd.	774	78,733
Southern Copper Corp.	527	15,634
Southwestern Energy Co. (A)	360	12,579
Superior Energy Services, Inc.	671	22,041
Tesoro Corp.	120	7,293
Valero Energy Corp.	305	14,092
Valero Energy Partners L.P.	121	5,389
Westlake Chemical Partners L.P. (A)	277	8,046
Williams Co., Inc. (The)	382	21,141
		1,184,824
TOTAL COMMON STOCKS – 98.1%		**$1,518,813**
(Cost: $1,227,226)		

PREFERRED STOCKS	Shares	Value
United States – 0.0%		
Konarka Technologies, Inc., 8.000% Cumulative (A)(B)	3,500	$ —
TOTAL PREFERRED STOCKS – 0.0%		**$ —**
(Cost: $10,850)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper – 1.7%		
Air Products and Chemicals, Inc., 0.080%, 10-14-14 (C)	$5,000	5,000
Army & Air Force Exchange Service, 0.090%, 10-23-14 (C)	5,000	5,000
GlaxoSmithKline Finance plc (GTD by GlaxoSmithKline plc), 0.090%, 10-21-14 (C)	6,000	6,000
Illinois Tool Works, Inc., 0.070%, 10-1-14 (C)	4,500	4,500
Wisconsin Gas LLC, 0.110%, 10-2-14 (C)	5,000	4,999
		25,499
Master Note – 0.2%		
Toyota Motor Credit Corp., 0.102%, 10-7-14 (D)	3,709	3,709
TOTAL SHORT-TERM SECURITIES – 1.9%		**$ 29,208**
(Cost: $29,208)		
TOTAL INVESTMENT SECURITIES – 100.0%		**$1,548,021**
(Cost: $1,267,284)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.0%		**548**
NET ASSETS – 100.0%		**$1,548,569**

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Restricted security. At September 30, 2014, the Fund owned the following restricted security:

Security	Acquisition Date(s)	Shares	Cost	Market Value
Konarka Technologies, Inc., 8.000% Cumulative	8–31–07	3,500	$10,850	$—

The total value of this security represented 0.0% of net assets at September 30, 2014.

(C) Rate shown is the yield to maturity at September 30, 2014.

(D) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2014. Date shown represents the date the variable rate resets.

The following forward foreign currency contracts were outstanding at September 30, 2014:

Type	Currency	Counterparty	Principal Amount of Contract (Denominated in Indicated Currency)	Settlement Date	Unrealized Appreciation	Unrealized Depreciation
Sell	British Pound	State Street Global Markets	15,471	10–10–14	$ 571	$—
Sell	British Pound	UBS AG	53,070	10–10–14	1,935	—
Sell	Canadian Dollar	State Street Global Markets	13,630	10–10–14	253	—
Sell	Canadian Dollar	UBS AG	44,285	10–10–14	846	—
					$3,605	$—

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2014. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$1,518,813	$ —	$ —
Short-Term Securities	—	29,208	—
Total	$1,518,813	$ 29,208	$ —
Forward Foreign Currency Contracts	$ —	$ 3,605	$ —

As of September 30, 2014, there were no transfers between Level 1 and 2 during the period.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed

Market Sector Diversification

(as a % of net assets)	
Energy	64.0%
Materials	20.5%
Industrials	12.5%
Financials	1.1%
Utilities	0.0%
Other+	1.9%

+Includes cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.

Ivy Global Real Estate Fund

Asset Allocation

Stocks	**98.9%**
Financials	97.7%
Telecommunication Services	1.2%
Cash	**1.1%**

Lipper Rankings

Category: Lipper Global Real Estate Funds	Rank	Percentile
1 Year	69/138	50

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Country Weightings

North America	**54.3%**
United States	49.8%
Canada	4.3%
Other North America	0.2%
Pacific Basin	**28.5%**
Japan	11.7%
Australia	6.9%
Hong Kong	6.8%
Other Pacific Basin	3.1%
Europe	**14.1%**
United Kingdom	5.6%
France	3.5%
Other Europe	5.0%
Bahamas/Caribbean	**2.0%**
Cash	**1.1%**

Top 10 Equity Holdings

Company	Country	Sector	Industry
Simon Property Group, Inc.	United States	Financials	Retail REITs
Mitsubishi Estate Co. Ltd.	Japan	Financials	Real Estate Development
Boston Properties, Inc.	United States	Financials	Office REITs
AvalonBay Communities, Inc.	United States	Financials	Residential REITs
Mitsui Fudosan Co. Ltd.	Japan	Financials	Real Estate Development
Sun Hung Kai Properties Ltd.	Hong Kong	Financials	Real Estate Development
Equity Residential	United States	Financials	Residential REITs
Public Storage, Inc.	United States	Financials	Specialized REITs
Ventas, Inc.	United States	Financials	Specialized REITs
HCP, Inc.	United States	Financials	Specialized REITs

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Ivy Global Real Estate Fund *(in thousands)* SEPTEMBER 30, 2014 (UNAUDITED)

COMMON STOCKS	Shares	Value
Australia – 6.9%		
DEXUS Property Group	441	$ 429
Mirvac Group	215	323
Scentre Group (A)	258	742
Westfield Corp.	82	538
		2,032
Belgium – 0.8%		
Befimmo N.V./S.A.	2	146
Warehouses De Pauw Comm. VA/SCA	1	75
		221
Bermuda – 2.0%		
Hongkong Land Holdings Ltd.	85	578
Canada – 4.3%		
Allied Properties REIT	2	46
Brookfield Canada Office Properties	1	33
Calloway REIT	9	200
Canadian Apartments Properties REIT	6	276
Canadian REIT	2	39
First Capital Realty, Inc.	12	188
H&R Real Estate Investment Trust	9	179
Northern Property REIT	4	98
RioCan REIT	9	201
		1,260
Finland – 0.3%		
Citycon Oyj	29	97
France – 3.5%		
Gecina	1	107
Icade	—*	24
Klepierre	7	285
Mercialys S.A.	5	103
Unibail-Rodamco	2	504
		1,023
Germany – 1.5%		
alstria office REIT-AG	6	79
Deutsche Annington Immobilien SE	6	182
Deutsche Wohnen AG	9	187
		448
Hong Kong – 6.8%		
Great Eagle Holdings Ltd.	15	51
Hysan Development Co. Ltd.	85	393
Sun Hung Kai Properties Ltd.	80	1,134
Swire Properties Ltd.	134	419
		1,997
Ireland – 0.1%		
Green REIT plc (A)	17	29
Japan – 11.7%		
Daiwa Office Investment Corp.	—*	$ 113
GLP J-REIT	—*	184
Kenedix Office Investment Corp.	—*	129
Mitsubishi Estate Co. Ltd.	59	1,328
Mitsui Fudosan Co. Ltd.	41	1,256
Nippon Building Fund, Inc.	—*	311
Nippon Prologis REIT, Inc.	—*	88
		3,409
Jersey – 0.1%		
Atrium European Real Estate Ltd.	7	38
Mexico – 0.2%		
Prologis Property Mexico S.A. de C.V.	33	69
Netherlands – 0.7%		
Corio N.V.	1	63
Vastned Retail N.V.	3	132
		195
Norway – 0.1%		
Norwegian Property ASA	21	32
Singapore – 3.1%		
CapitaCommercial Trust	101	126
CapitaLand Ltd.	107	268
CapitaMall Trust	111	166
Global Logistic Properties Ltd.	121	257
Mapletree Commercial Trust	95	105
		922
Sweden – 0.7%		
Kungsleden AB	11	64
Wihlborgs Fastigheter AB	8	129
		193
Switzerland – 0.7%		
PSP Swiss Property Ltd., Registered Shares	2	199
United Kingdom – 5.6%		
British Land Co. plc (The)	12	138
Capital & Counties Properties plc	11	57
Capital & Regional plc	93	73
Derwent London plc	5	226
Hammerson plc	13	117
Hansteen Holdings plc	53	88
Land Securities Group plc	30	507
Metric Property Investments plc	67	150
SEGRO plc	27	162
Shaftesbury plc	12	137
		1,655
United States – 49.8%		
Acadia Realty Trust	4	$ 104
Alexandria Real Estate Equities, Inc.	3	224
American Tower Corp., Class A	4	362
AvalonBay Communities, Inc.	9	1,313
BioMed Realty Trust, Inc.	8	166
Boston Properties, Inc.	11	1,326
Camden Property Trust	8	516
CBL & Associates Properties, Inc.	18	318
CubeSmart	11	198
DDR Corp.	15	257
DiamondRock Hospitality Co.	15	185
Duke Realty Corp.	16	271
Equity Residential	18	1,124
Federal Realty Investment Trust	5	644
General Growth Properties, Inc.	15	364
HCP, Inc.	20	792
LaSalle Hotel Properties	15	509
ProLogis	11	426
Public Storage, Inc.	5	830
Ramco-Gershenson Properties Trust	3	53
RLJ Lodging Trust	14	393
Senior Housing Properties Trust	5	104
Simon Property Group, Inc.	13	2,092
Taubman Centers, Inc.	6	412
Terreno Realty Corp.	3	52
Ventas, Inc.	13	792
Vornado Realty Trust	7	721
Weingarten Realty Investors	1	17
		14,565
TOTAL COMMON STOCKS – 98.9%		**$28,962**
(Cost: $28,342)		
TOTAL INVESTMENT SECURITIES – 98.9%		**$28,962**
(Cost: $28,342)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.1%		**335**
NET ASSETS – 100.0%		**$29,297**

Notes to Schedule of Investments

*Not shown due to rounding.

(A)No dividends were paid during the preceding 12 months.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2014. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$28,962	$ —	$ —

As of September 30, 2014, there were no transfers between Level 1 and 2 during the period.

The following acronym is used throughout this schedule:

REIT = Real Estate Investment Trusts

Market Sector Diversification	
(as a % of net assets)	
Financials	97.7%
Telecommunication Services	1.2%
Other+	1.1%

+Includes cash and other assets and liabilities

See Accompanying Notes to Financial Statements.

Asset Allocation

Stocks	**98.2%**
Financials	98.2%
Cash and Cash Equivalents	**1.8%**

Lipper Rankings

Category: Lipper Global Real Estate Funds	Rank	Percentile
1 Year	32/138	24

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Country Weightings

North America	**54.3%**
United States	49.6%
Canada	4.7%
Pacific Basin	**27.1%**
Japan	10.9%
Australia	8.1%
Hong Kong	4.5%
Singapore	3.6%
Europe	**14.2%**
United Kingdom	5.6%
Other Europe	8.6%
Bahamas/Caribbean	**2.6%**
Cash and Cash Equivalents	**1.8%**

Top 10 Equity Holdings

Company	Country	Sector	Industry
Simon Property Group, Inc.	United States	Financials	Retail REITs
Boston Properties, Inc.	United States	Financials	Office REITs
AvalonBay Communities, Inc.	United States	Financials	Residential REITs
Public Storage, Inc.	United States	Financials	Specialized REITs
Equity Residential	United States	Financials	Residential REITs
Federal Realty Investment Trust	United States	Financials	Retail REITs
Nippon Building Fund, Inc.	Japan	Financials	Office REITs
Scentre Group	Australia	Financials	Retail REITs
HCP, Inc.	United States	Financials	Specialized REITs
Taubman Centers, Inc.	United States	Financials	Retail REITs

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Ivy Global Risk-Managed Real Estate Fund *(in thousands)*

COMMON STOCKS	Shares	Value
Australia – 8.1%		
DEXUS Property Group	728	$ 707
GPT Group	202	683
Scentre Group (A)	440	1,265
Westfield Corp.	143	932
		3,587
Bermuda – 2.6%		
Hongkong Land Holdings Ltd.	171	1,159
Canada – 4.7%		
Allied Properties REIT	8	250
Boardwalk REIT	3	191
Brookfield Canada Office Properties	7	168
Calloway REIT	19	437
Canadian Apartments Properties REIT	13	582
RioCan REIT	20	459
		2,087
France – 3.4%		
Gecina	4	572
Mercialys S.A.	17	367
Unibail-Rodamco	2	575
		1,514
Germany – 2.5%		
alstria office REIT-AG	50	612
Deutsche Wohnen AG	23	491
		1,103
Hong Kong – 4.5%		
Hysan Development Co. Ltd.	134	620
Link REIT (The)	107	614
Swire Properties Ltd.	246	766
		2,000
Japan – 10.9%		
Daiwa Office Investment Corp.	—*	189
GLP J-REIT	1	799
Hulic REIT, Inc.	—*	199
Japan Real Estate Investment Corp.	—*	956
Nippon Building Fund, Inc.	—*	1,379

COMMON STOCKS (Continued)	Shares	Value
Japan (Continued)		
Nippon Prologis REIT, Inc.	—*	$ 954
Nomura Real Estate Master Fund, Inc.	—*	358
		4,834
Jersey – 0.9%		
Atrium European Real Estate Ltd.	74	384
Netherlands – 0.8%		
Eurocommercial Properties N.V.	8	347
Singapore – 3.6%		
CapitaCommercial Trust	255	319
CapitaMall Trust	313	468
Fortune REIT	402	360
Mapletree Commercial Trust	166	183
Suntec REIT	199	275
		1,605
Switzerland – 1.0%		
PSP Swiss Property Ltd., Registered Shares	6	465
United Kingdom – 5.6%		
Derwent London plc	11	501
Hammerson plc	39	359
Hansteen Holdings plc	148	249
Land Securities Group plc	51	863
Shaftesbury plc	46	507
		2,479
United States – 49.6%		
Acadia Realty Trust	9	259
Alexandria Real Estate Equities, Inc.	5	363
American Campus Communities, Inc.	15	531
AvalonBay Communities, Inc.	14	1,976
BioMed Realty Trust, Inc.	13	254
Boston Properties, Inc.	17	2,019
Camden Property Trust	12	844
CubeSmart	14	243
EastGroup Properties, Inc.	6	357
Equity One, Inc.	12	270

COMMON STOCKS (Continued)	Shares	Value
United States (Continued)		
Equity Residential	28	$ 1,716
Federal Realty Investment Trust	12	1,477
HCP, Inc.	30	1,182
Healthcare Trust of America, Inc., Class A	23	268
Macerich Co. (The)	10	620
ProLogis	16	611
Public Storage, Inc.	11	1,799
Ramco-Gershenson Properties Trust	8	124
Senior Housing Properties Trust	8	161
Simon Property Group, Inc.	20	3,264
Taubman Centers, Inc.	16	1,170
Terreno Realty Corp.	7	131
Ventas, Inc.	19	1,162
Vornado Realty Trust	9	924
Washington REIT	14	362
Weingarten Realty Investors	1	31
		22,118
TOTAL COMMON STOCKS – 98.2%		$43,682
(Cost: $42,843)		

SHORT-TERM SECURITIES	Principal	
Master Note – 0.9%		
Toyota Motor Credit Corp., 0.102%, 10–7–14 (B)	$422	422
TOTAL SHORT-TERM SECURITIES – 0.9%		$ 422
(Cost: $422)		
TOTAL INVESTMENT SECURITIES – 99.1%		$44,104
(Cost: $43,265)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.9%		420
NET ASSETS – 100.0%		$44,524

Ivy Global Risk-Managed Real Estate Fund (in thousands) SEPTEMBER 30, 2014 (UNAUDITED)

Notes to Schedule of Investments

*Not shown due to rounding.

(A)No dividends were paid during the preceding 12 months.

(B)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2014. Date shown represents the date the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2014. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$43,682	$ —	$—
Short-Term Securities	—	422	—
Total	$43,682	$422	$—

As of September 30, 2014, there were no transfers between Level 1 and 2 during the period.

The following acronym is used throughout this schedule:

REIT = Real Estate Investment Trusts

Market Sector Diversification	
(as a % of net assets)	
Financials	98.2%
Other+	1.8%

+Includes cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.

Asset Allocation

Stocks	**99.3%**
Financials	95.7%
Consumer Discretionary	2.7%
Health Care	0.9%
Cash and Cash Equivalents	**0.7%**

Lipper Rankings

Category: Lipper Real Estate Funds	Rank	Percentile
1 Year	127/250	51
3 Year	125/217	58
5 Year	137/174	79
10 Year	95/128	74

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector	Industry
Simon Property Group, Inc.	Financials	Retail REITs
Boston Properties, Inc.	Financials	Office REITs
AvalonBay Communities, Inc.	Financials	Residential REITs
Vornado Realty Trust	Financials	Diversified REITs
Public Storage, Inc.	Financials	Specialized REITs
Equity Residential	Financials	Residential REITs
Essex Property Trust, Inc.	Financials	Residential REITs
Health Care REIT, Inc.	Financials	Specialized REITs
Ventas, Inc.	Financials	Specialized REITs
General Growth Properties, Inc.	Financials	Retail REITs

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Ivy Real Estate Securities Fund (in thousands) SEPTEMBER 30, 2014 (UNAUDITED)

COMMON STOCKS	Shares	Value
Diversified REITs – 6.7%		
Cousins Properties, Inc.	1,000	$11,944
Spirit Realty Capital, Inc.	274	3,008
Vornado Realty Trust	256	25,551
		40,503
Health Care Facilities – 0.9%		
Brookdale Senior Living, Inc. (A)	170	5,477
Hotels, Resorts & Cruise Lines – 2.7%		
Hyatt Hotels Corp., Class A (A)	177	10,712
Marriott International, Inc., Class A	84	5,879
		16,591
Industrial REITs – 5.1%		
DCT Industrial Trust, Inc.	971	7,294
EastGroup Properties, Inc.	135	8,198
ProLogis	419	15,805
		31,297
Office REITs – 15.8%		
Alexandria Real Estate Equities, Inc.	173	12,766
BioMed Realty Trust, Inc.	315	6,361
Boston Properties, Inc.	262	30,271
Digital Realty Trust, Inc.	72	4,504
Duke Realty Corp.	882	15,160
Kilroy Realty Corp.	91	5,407
Parkway Properties, Inc.	248	4,659
SL Green Realty Corp.	167	16,883
		96,011
Residential REITs – 18.6%		
American Campus Communities, Inc.	201	7,319
AvalonBay Communities, Inc.	197	27,715
Camden Property Trust	230	15,776

COMMON STOCKS (Continued)	Shares	Value
Residential REITs (Continued)		
Education Realty Trust, Inc.	180	$ 1,852
Equity Residential	392	24,139
Essex Property Trust, Inc.	127	22,733
Mid-America Apartment Communities, Inc.	31	2,036
UDR, Inc.	435	11,851
		113,421
Retail REITs – 25.2%		
Acadia Realty Trust	324	8,937
DDR Corp.	720	12,052
Federal Realty Investment Trust	114	13,563
General Growth Properties, Inc.	720	16,954
Kimco Realty Corp.	593	12,985
Kite Realty Group Trust	413	10,006
Macerich Co. (The)	24	1,526
Ramco-Gershenson Properties Trust	245	3,978
Regency Centers Corp.	28	1,523
Simon Property Group, Inc.	384	63,198
Taubman Centers, Inc.	110	7,994
		152,716
Specialized REITs – 24.3%		
CubeSmart	257	4,625
Extra Space Storage, Inc.	284	14,646
HCP, Inc.	279	11,079
Health Care REIT, Inc.	310	19,347
Host Hotels & Resorts, Inc.	783	16,705
LaSalle Hotel Properties	276	9,458
Pebblebrook Hotel Trust	265	9,891
Public Storage, Inc.	147	24,295
RLJ Lodging Trust	357	10,150
Sabra Health Care REIT, Inc.	156	3,787

COMMON STOCKS (Continued)	Shares	Value
Specialized REITs (Continued)		
Strategic Hotels & Resorts, Inc. (A)	430	$ 5,006
Ventas, Inc.	310	19,228
		148,217
TOTAL COMMON STOCKS – 99.3%		**$604,233**
(Cost: $ 461,571)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper – 0.3%		
Kroger Co. (The), 0.170%, 10-1-14 (B)	$ 1,860	1,860
Master Note – 0.2%		
Toyota Motor Credit Corp., 0.102%, 10-7-14 (C)	1,458	1,458
TOTAL SHORT-TERM SECURITIES – 0.5%		**$ 3,318**
(Cost: $3,318)		
TOTAL INVESTMENT SECURITIES – 99.8%		**$607,551**
(Cost: $464,889)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.2%		**1,355**
NET ASSETS – 100.0%		**$608,906**

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Rate shown is the yield to maturity at September 30, 2014.

(C) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2014. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2014. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$604,233	$ —	$ —
Short-Term Securities	—	3,318	—
Total	$604,233	$ 3,318	$ —

As of September 30, 2014, there were no transfers between Level 1 and 2 during the period.

The following acronym is used throughout this schedule:

REIT = Real Estate Investment Trusts

See Accompanying Notes to Financial Statements.

Asset Allocation

Stocks	**94.1%**
Information Technology	65.2%
Health Care	14.8%
Industrials	7.5%
Consumer Discretionary	3.2%
Telecommunication Services	1.7%
Materials	0.6%
Financials	0.6%
Utilities	0.5%
Warrants	**0.1%**
Purchased Options	**0.0%**
Cash and Cash Equivalents	**5.8%**

Country Weightings

North America	**74.2%**
United States	74.2%
Europe	**9.5%**
Pacific Basin	**5.3%**
Other	**2.9%**
Bahamas/Caribbean	**2.3%**
Cash and Cash Equivalents and Options	**5.8%**

Lipper Rankings

Category: Lipper Science & Technology Funds	Rank	Percentile
1 Year	113/157	72
3 Year	6/150	4
5 Year	15/140	11
10 Year	4/110	4

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector	Industry
Micron Technology, Inc.	Information Technology	Semiconductors
Alliance Data Systems Corp.	Information Technology	Data Processing & Outsourced Services
Vertex Pharmaceuticals, Inc.	Health Care	Biotechnology
Cree, Inc.	Information Technology	Semiconductors
Euronet Worldwide, Inc.	Information Technology	Data Processing & Outsourced Services
Aspen Technology, Inc.	Information Technology	Application Software
iGATE Corp.	Information Technology	IT Consulting & Other Services
Microsoft Corp.	Information Technology	Systems Software
Pentair, Inc.	Industrials	Industrial Machinery
Cerner Corp.	Health Care	Health Care Technology

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Ivy Science and Technology Fund *(in thousands)* SEPTEMBER 30, 2014 (UNAUDITED)

COMMON STOCKS	Shares	Value
Application Software – 7.4%		
ACI Worldwide, Inc. (A)(B)	6,199	$116,296
Aspen Technology, Inc. (A)	4,491	169,395
Globant S.A. (A)	724	10,186
Mobileye N.V. (A)	410	21,983
Qlik Technologies, Inc. (A)	2,243	60,646
Silver Spring Networks, Inc. (A)(B)	4,810	46,414
		424,920
Biotechnology – 6.7%		
Evogene Ltd. (A)(B)	1,690	22,240
Isis Pharmaceuticals, Inc. (A)	3,091	120,020
Vertex Pharmaceuticals, Inc. (A)	2,153	241,815
		384,075
Building Products – 0.6%		
Advanced Drainage Systems, Inc. (A)	1,682	35,240
Commodity Chemicals – 0.5%		
BioAmber, Inc. (A)(B)	2,558	25,524
Communications Equipment – 0.8%		
Ruckus Wireless, Inc. (A)	3,643	48,668
Construction & Engineering – 2.2%		
Abengoa S.A., Class B (C)	5,385	28,447
Abengoa S.A., Class B ADR	3,736	99,333
		127,780
Consumer Electronics – 3.2%		
Garmin Ltd.	1,367	71,076
Harman International Industries, Inc.	1,125	110,275
		181,351
Data Processing & Outsourced Services – 12.1%		
Alliance Data Systems Corp. (A)	1,053	261,403
Euronet Worldwide, Inc. (A)(B)	3,840	183,519
EVERTEC, Inc.	2,519	56,266
QIWI plc ADR	2,125	67,126
WNS (Holdings) Ltd. ADR (A)(B)	5,625	126,620
		694,934
Electrical Components & Equipment – 0.6%		
SolarCity Corp. (A)	612	36,457
Electronic Components – 1.7%		
Universal Display Corp. (A)	2,176	71,012
Vishay Intertechnology, Inc.	1,930	27,585
		98,597
Electronic Equipment & Instruments – 0.9%		
FLIR Systems, Inc.	1,712	$ 53,657
Fertilizers & Agricultural Chemicals – 0.1%		
Marrone Bio Innovations, Inc. (A)(B)	2,608	6,937
Health Care Equipment – 0.9%		
Cardiovascular Systems, Inc. (A)	766	18,103
Volcano Corp. (A)(B)	3,192	33,966
		52,069
Health Care Facilities – 1.6%		
Tenet Healthcare Corp. (A)	1,566	92,981
Health Care Technology – 2.4%		
Cerner Corp. (A)	2,270	135,242
Industrial Conglomerates – 1.5%		
Toshiba Corp. (C)	18,812	87,169
Industrial Machinery – 2.6%		
Pentair, Inc.	2,206	144,477
Integrated Telecommunication Services – 0.6%		
Windstream Corp.	3,457	37,264
Internet Software & Services – 7.6%		
21Vianet Group, Inc. ADR (A)	1,677	30,184
Alibaba Group Holding Ltd. ADR (A)	691	61,422
Facebook, Inc., Class A (A)	1,636	129,293
Google, Inc., Class A (A)	129	75,611
Google, Inc., Class C (A)	129	74,191
Twitter, Inc. (A)	1,263	65,161
		435,862
IT Consulting & Other Services – 5.6%		
Acxiom Corp. (A)(B)	6,256	103,543
EPAM Systems, Inc. (A)	1,220	53,406
iGATE Corp. (A)(B)	4,571	167,832
		324,781
Office REITs – 0.6%		
QTS Realty Trust, Inc., Class A	1,214	36,848
Pharmaceuticals – 3.2%		
Allergan, Inc.	345	61,422
Teva Pharmaceutical Industries Ltd. ADR	2,328	125,119
		186,541
Renewable Electricity – 0.5%		
Abengoa Yield plc (A)	750	26,685
Semiconductor Equipment – 1.4%		
Lam Research Corp.	441	$ 32,942
Nanometrics, Inc. (A)(B)	1,438	21,721
Photronics, Inc. (A)(B)	3,231	26,011
		80,674
Semiconductors – 23.8%		
Broadcom Corp., Class A	745	30,117
Cree, Inc. (A)	4,751	194,561
Cypress Semiconductor Corp.	6,249	61,711
Dialog Semiconductor plc (A)(C)	2,398	67,370
Intel Corp.	1,677	58,390
Marvell Technology Group Ltd.	4,890	65,920
Micron Technology, Inc. (A)	15,865	543,529
Microsemi Corp. (A)	4,020	102,138
NXP Semiconductors N.V. (A)	1,899	129,962
Rambus, Inc. (A)(B)	6,037	75,342
Semtech Corp. (A)	1,444	39,196
		1,368,236
Systems Software – 2.6%		
Microsoft Corp.	3,263	151,291
Technology Hardware, Storage & Peripherals –1.3%		
Apple, Inc.	716	72,147
Wireless Telecommunication Service – 1.1%		
Sprint Nextel Corp. (A)	9,435	59,816
TOTAL COMMON STOCKS – 94.1%		**$5,410,223**
(Cost: $3,944,568)		

WARRANTS		
Commodity Chemicals – 0.1%		
BioAmber, Inc., Expires 5–9–17 (D)	1,276	3,126
TOTAL WARRANTS – 0.1%		**$ 3,126**
(Cost: $447)		

PURCHASED OPTIONS	Number of Contracts (Unrounded)	Value
Intel Corp., Call $37.00, Expires 1-16-15, OTC (Ctrpty: Credit Suisse (USA), Inc.)	27,408	$ 2,412
TOTAL PURCHASED OPTIONS – 0.0%		**$ 2,412**

(Cost: $2,567)

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper – 5.0%		
Abbott Laboratories, 0.080%, 10-9-14 (E) .	$17,600	17,599
Air Products and Chemicals, Inc.:		
0.100%, 10-15-14 (E)	6,000	6,000
0.100%, 10-17-14 (E)	10,000	10,000
American Honda Finance Corp. (GTD by Honda Motor Co.), 0.080%, 10-6-14 (E) .	2,100	2,100
Army & Air Force Exchange Service:		
0.090%, 10-23-14 (E)	10,000	9,999
0.140%, 11-12-14 (E)	8,922	8,921
0.140%, 11-25-14 (E)	7,000	6,998
Becton Dickinson & Co., 0.160%, 10-8-14 (E) .	5,000	5,000
Bemis Co., Inc.:		
0.230%, 10-1-14 (E) .	7,100	7,100
0.240%, 10-6-14 (E) .	7,000	7,000
0.240%, 10-17-14 (E)	5,000	4,999
BMW U.S. Capital LLC (GTD by BMW AG):		
0.090%, 10-8-14 (E) .	20,000	19,999
0.090%, 10-15-14 (E)	16,000	15,999
0.090%, 10-20-14 (E)	9,000	9,000
BorgWarner, Inc., 0.240%, 10-9-14 (E) .	3,000	3,000
Coca-Cola Co. (The), 0.110%, 11-12-14 (E)	10,500	10,499
Diageo Capital plc (GTD by Diageo plc):		
0.250%, 10-9-14 (E) .	2,000	2,000
0.270%, 10-10-14 (E)	5,000	5,000
DTE Electric Co., 0.180%, 10-8-14 (E) .	21,000	20,998
DTE Energy Co. (GTD by Detroit Edison Co.), 0.220%, 10-23-14 (E)	5,000	4,999
Enbridge, Inc., 0.280%, 10-16-14 (E)	10,000	9,999
General Mills, Inc., 0.210%, 10-1-14 (E) .	11,923	11,923
GlaxoSmithKline Finance plc (GTD by GlaxoSmithKline plc):		
0.090%, 10-21-14 (E)	9,000	9,000
0.130%, 10-28-14 (E)	8,500	8,499

SHORT-TERM SECURITIES (Continued)	Principal	Value
Commercial Paper (Continued)		
Kellogg Co., 0.170%, 10-15-14 (E)	$ 9,000	$ 8,999
PACCAR Financial Corp. (GTD by PACCAR, Inc.):		
0.100%, 10-2-14 (E) .	9,000	9,000
0.080%, 10-23-14 (E)	6,000	6,000
Roche Holdings, Inc., 0.090%, 10-14-14 (E)	15,000	14,999
Virginia Electric and Power Co.:		
0.210%, 10-1-14 (E) .	10,000	10,000
0.230%, 10-16-14 (E)	4,000	4,000
Wisconsin Gas LLC:		
0.110%, 10-3-14 (E) .	3,000	3,000
0.110%, 10-6-14 (E) .	5,000	5,000
0.110%, 10-10-14 (E)	8,000	8,000
		285,629
Municipal Obligations – Taxable – 0.1%		
Castle Rock, CO, Cert of Part, Ser 2008 (GTD by Wells Fargo Bank N.A.), 0.070%, 10-7-14 (F) .	4,000	4,000
City of Whittier, Hlth Fac Rev Bonds (Presbyterian Intercmnty Hosp), Ser 2009 (GTD by U.S. Bank N.A.), 0.030%, 10-7-14 (F) .	1,000	1,000
MS Business Fin Corp., Gulf Opp Zone Indl Dev Var Rev Bonds (Chevron USA, Inc. Proj), Ser E (GTD by Chevron Corp.), 0.040%, 10-1-14 (F) .	1,794	1,794
NY Hsng Fin Agy, Clinton Park Phase II Hsng Rev Bonds, Ser 2011 A-1 (GTD by Wells Fargo Bank N.A.), 0.050%, 10-7-14 (F) .	916	916
		7,710
TOTAL SHORT-TERM SECURITIES – 5.1%		**$ 293,339**

(Cost: $293,341)

TOTAL INVESTMENT SECURITIES – 99.3%	**$5,709,100**

(Cost: $4,240,923)

CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.7%	**40,203**
NET ASSETS – 100.0%	**$5,749,303**

Ivy Science and Technology Fund *(in thousands)* SEPTEMBER 30, 2014 (UNAUDITED)

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Deemed to be an affiliate due to the Fund owning at least 5% of the voting securities.

(C)Listed on an exchange outside the United States.

(D)Warrants entitle the Fund to purchase a predetermined number of shares of common stock and are non-income producing. The purchase price and number of shares are subject to adjustment under certain conditions until the expiration date, if any.

(E)Rate shown is the yield to maturity at September 30, 2014.

(F)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2014. Date shown represents the date that the variable rate resets.

The following written options were outstanding at September 30, 2014 (contracts and exercise prices unrounded):

Underlying Security	Counterparty, if OTC	Type	Number of Contracts	Expiration Month	Exercise Price	Premium Received	Value
Intel Corp.	Credit Suisse (USA), Inc.	Put	32,703	January 2015	$31.00	$1,773	$(1,864)

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2014. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$5,410,223	$ —	$ —
Warrants	—	3,126	—
Purchased Options	—	2,412	—
Short-Term Securities	—	293,339	—
Total	$5,410,223	$298,877	$ —
Liabilities			
Written Options	$ —	$ 1,864	$ —

During the period ended September 30, 2014, securities totaling $2,399 were transferred from Level 1 to Level 2 due to the lack of observable market data due to decreased market activity or information for these securities.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed
OTC = Over the Counter
REIT = Real Estate Investment Trust

Country Diversification	
(as a % of net assets)	
United States	74.2%
Israel	2.9%
United Kingdom	2.6%
Bermuda	2.3%
Netherlands	2.3%
India	2.2%
Spain	2.2%
China	1.6%
Japan	1.5%
Germany	1.2%
Cyprus	1.2%
Other+	5.8%

+Includes options, cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.

(In thousands, except per share amounts)	Ivy Asset Strategy Fund[1]	Ivy Balanced Fund	Ivy Energy Fund	Ivy Global Natural Resources Fund	Ivy Global Real Estate Fund	Ivy Global Risk-Managed Real Estate Fund	Ivy Real Estate Securities Fund
ASSETS							
Investments in unaffiliated securities at value+	$28,217,642	$2,077,291	$344,094	$ 1,548,021	$28,962	$44,104	$607,551
Investments in affiliated securities at value+	3,014,289	—	—	—	—	—	—
Bullion at value+	1,848,230	—	—	—	—	—	—
Investments at Value	33,080,161	2,077,291	344,094	1,548,021	28,962	44,104	607,551
Cash	5,030	1	1	1	—	1	1
Cash denominated in foreign currencies at value+	12	—	—	—	122	335	—
Investment securities sold receivable	6,640	—	—	—	111	149	3,178
Dividends and interest receivable	87,488	5,443	219	1,471	104	155	2,072
Capital shares sold receivable	48,726	8,689	3,821	990	47	106	994
Receivable from affiliates	276	—	—	26	93	64	2
Unrealized appreciation on forward foreign currency contracts	17,025	—	—	3,605	—	—	—
Unrealized appreciation on swap agreements	4,214	—	—	—	—	—	—
Prepaid and other assets	743	97	60	72	30	32	51
Total Assets	33,250,315	2,091,521	348,195	1,554,186	29,469	44,946	613,849
LIABILITIES							
Investment securities purchased payable	393,890	5,371	15,213	—	85	387	3,935
Capital shares redeemed payable	90,940	3,553	648	4,044	33	6	662
Independent Trustees and Chief Compliance Officer fees payable	1,387	45	6	721	—*	—*	91
Overdraft due to custodian	—	—	—	—	32	—	—
Distribution and service fees payable	333	26	3	15	—*	1	5
Shareholder servicing payable	6,485	378	91	737	11	10	211
Investment management fee payable	501	38	7	38	1	1	13
Accounting services fee payable	23	23	9	23	2	3	15
Unrealized depreciation on swap agreements	20,964	—	—	—	—	—	—
Written options at value+	55,525	—	—	—	—	—	—
Other liabilities	457	15	6	39	8	14	11
Total Liabilities	570,505	9,449	15,983	5,617	172	422	4,943
Total Net Assets	$32,679,810	$2,082,072	$332,212	$ 1,548,569	$29,297	$44,524	$608,906
NET ASSETS							
Capital paid in (shares authorized – unlimited)	$25,181,138	$1,739,010	$279,277	$ 3,319,627	$28,530	$44,156	$454,290
Undistributed (distributions in excess of) net investment income	385,079	2,939	(1,053)	(2,809)	23	82	1,254
Accumulated net realized gain (loss)	4,807,432	59,600	(8,003)	(2,052,600)	126	(544)	10,700
Net unrealized appreciation	2,306,161	280,523	61,991	284,351	618	830	142,662
Total Net Assets	$32,679,810	$2,082,072	$332,212	$ 1,548,569	$29,297	$44,524	$608,906
CAPITAL SHARES OUTSTANDING:							
Class A	250,372	39,205	10,309	44,664	2,433	2,698	16,651
Class B	22,948	2,770	321	1,934	23	109	225
Class C	309,317	23,879	2,616	16,168	68	224	595
Class E	2,396	7	10	359	N/A	N/A	91
Class I	441,509	10,952	3,685	13,032	241	882	317
Class R	5,595	289	592	2,292	45	200	63
Class R6	332	46	15	246	N/A	N/A	116
Class Y	45,106	6,107	2,179	4,212	68	308	6,069
NET ASSET VALUE PER SHARE:							
Class A	$30.51	$25.07	$16.87	$19.19	$10.18	$10.08	$25.25
Class B	29.37	24.83	15.74	16.70	10.11	10.04	24.55
Class C	29.52	24.90	15.97	16.31	10.11	10.03	24.85
Class E	30.57	25.16	17.17	19.50	N/A	N/A	25.24
Class I	30.81	25.05	17.34	19.79	10.17	10.08	25.37
Class R	30.30	25.05	16.83	18.97	10.14	10.05	25.24
Class R6	30.82	25.07	17.34	19.80	N/A	N/A	25.39
Class Y	30.57	25.07	17.06	19.53	10.24	10.08	25.26
+COST							
Investments in unaffiliated securities at cost	$26,327,944	$1,796,768	$282,103	$ 1,267,284	$28,342	$43,265	$464,889
Investments in affiliated securities at cost	2,395,014	—	—	—	—	—	—
Bullion at cost	2,067,074	—	—	—	—	—	—
Cash denominated in foreign currencies at cost	12	—	—	—	123	342	—
Written options premiums received at cost	71,998	—	—	—	—	—	—

*Not shown due to rounding.

(1)Consolidated Statements of Assets and Liabilities (See Note 6 to Financial Statements).

See Accompanying Notes to Financial Statements.

STATEMENTS OF ASSETS AND LIABILITIES
Ivy Funds

(In thousands, except per share amounts)	Ivy Science and Technology Fund
ASSETS	
Investments in unaffiliated securities at value+	$4,753,135
Investments in affiliated securities at value+	955,965
Investments at Value	**5,709,100**
Cash	1
Investment securities sold receivable	60,607
Dividends and interest receivable	2,943
Capital shares sold receivable	23,797
Receivable from affiliates	11
Prepaid and other assets	227
Total Assets	**5,796,686**
LIABILITIES	
Investment securities purchased payable	32,441
Capital shares redeemed payable	11,516
Independent Trustees and Chief Compliance Officer fees payable	149
Distribution and service fees payable	48
Shareholder servicing payable	1,180
Investment management fee payable	125
Accounting services fee payable	23
Written options at value+	1,864
Other liabilities	37
Total Liabilities	**47,383**
Total Net Assets	**$5,749,303**
NET ASSETS	
Capital paid in (shares authorized – unlimited)	$4,124,707
Distributions in excess of net investment income	(25,387)
Accumulated net realized gain	181,878
Net unrealized appreciation	1,468,105
Total Net Assets	**$5,749,303**
CAPITAL SHARES OUTSTANDING:	
Class A	36,295
Class B	1,485
Class C	18,215
Class E	342
Class I	29,874
Class R	1,999
Class R6	149
Class Y	17,965
NET ASSET VALUE PER SHARE:	
Class A	$53.53
Class B	46.27
Class C	47.78
Class E	53.34
Class I	57.84
Class R	52.77
Class R6	57.85
Class Y	56.07
+COST	
Investments in unaffiliated securities at cost	$3,396,470
Investments in affiliated securities at cost	844,453
Written options premiums received at cost	1,773

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Asset Strategy Fund[1]	Ivy Balanced Fund	Ivy Energy Fund	Ivy Global Natural Resources Fund	Ivy Global Real Estate Fund	Ivy Global Risk-Managed Real Estate Fund	Ivy Real Estate Securities Fund
INVESTMENT INCOME							
Dividends from unaffiliated securities	$ 359,633	$11,326	$1,476	$ 11,879	$423	$ 710	$ 6,694
Dividends from affiliated securities	26,449	—	—	—	—	—	—
Foreign dividend withholding tax	(11,412)	(13)	(41)	(412)	(29)	(45)	—
Interest and amortization from unaffiliated securities	74,045	6,286	9	15	—*	—*	4
Foreign interest withholding tax	(1)	—	—	—	—	—	—
Total Investment Income	448,714	17,599	1,444	11,482	394	665	6,698
EXPENSES							
Investment management fee	98,077	6,666	1,213	7,587	138	200	2,765
Distribution and service fees:							
Class A	11,422	1,171	202	1,252	31	31	527
Class B	3,706	349	27	188	1	5	30
Class C	48,696	2,834	185	1,461	3	11	75
Class E	95	—*	—*	9	N/A	N/A	3
Class R	424	14	20	116	1	5	4
Class Y	1,858	190	42	114	1	4	198
Shareholder servicing:							
Class A	5,631	721	224	1,676	46	38	781
Class B	460	48	9	95	—*	—*	18
Class C	4,924	282	27	360	1	1	26
Class E	101	—*	—*	29	N/A	N/A	9
Class I	10,844	193	32	217	1	8	8
Class R	217	7	10	60	1	3	2
Class R6	—*	—*	—*	—*	N/A	N/A	—*
Class Y	1,163	117	26	79	1	2	118
Registration fees	299	93	52	57	36	37	56
Custodian fees	809	12	4	19	16	11	8
Independent Trustees and Chief Compliance Officer fees	467	25	3	49	—*	—*	10
Accounting services fee	137	136	51	136	16	15	88
Professional fees	397	22	15	36	20	20	24
Other	1,473	127	11	99	8	16	27
Total Expenses	191,200	13,007	2,153	13,639	321	407	4,777
Less:							
Expenses in excess of limit	(276)	—	—	(26)	(93)	(64)	(310)
Total Net Expenses	190,924	13,007	2,153	13,613	228	343	4,467
Net Investment Income (Loss)	257,790	4,592	(709)	(2,131)	166	322	2,231
REALIZED AND UNREALIZED GAIN (LOSS)							
Net realized gain (loss) on:							
Investments in unaffiliated securities	3,185,200	40,826	502	56,687	328	168	19,203
Investments in affiliated securities	931,639	—	—	—	—	—	—
Futures contracts	(309)	—	—	—	—	—	—
Written options	76,143	—	—	—	—	—	—
Swap agreements	14,636	—	—	—	—	—	—
Forward foreign currency contracts	(6,252)	—	—	(2,042)	—	—	—
Foreign currency exchange transactions	317	—	(13)	(60)	(3)	(18)	—
Net change in unrealized appreciation (depreciation) on:							
Investments in unaffiliated securities	(3,899,702)	8,436	889	(40,787)	441	819	(281)
Investments in affiliated securities	(1,721,699)	—	—	—	—	—	—
Written options	(4,137)	—	—	—	—	—	—
Swap agreements	(16,750)	—	—	—	—	—	—
Forward foreign currency contracts	(19,207)	—	—	5,445	—	—	—
Foreign currency exchange transactions	(1,316)	—	—*	(45)	(3)	(11)	—
Net Realized and Unrealized Gain (Loss)	(1,461,437)	49,262	1,378	19,198	763	958	18,922
Net Increase (Decrease) in Net Assets Resulting from Operations	$(1,203,647)	$53,854	$ 669	$ 17,067	$929	$1,280	$21,153

*Not shown due to rounding.

(1)Consolidated Statements of Operations (See Note 6 to Financial Statements).

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Science and Technology Fund
INVESTMENT INCOME	
Dividends from unaffiliated securities	$ 19,955
Foreign dividend withholding tax	(323)
Interest and amortization from unaffiliated securities	207
Total Investment Income	**19,839**
EXPENSES	
Investment management fee	22,168
Distribution and service fees:	
Class A	2,524
Class B	347
Class C	4,150
Class E	22
Class R	261
Class Y	1,262
Shareholder servicing:	
Class A	1,900
Class B	66
Class C	567
Class E	42
Class I	1,196
Class R	134
Class R6	—*
Class Y	786
Registration fees	174
Custodian fees	64
Independent Trustees and Chief Compliance Officer fees	73
Accounting services fee	136
Professional fees	47
Other	370
Total Expenses	**36,289**
Less:	
Expenses in excess of limit	(12)
Total Net Expenses	**36,277**
Net Investment Loss	**(16,438)**
REALIZED AND UNREALIZED GAIN (LOSS)	
Net realized gain (loss) on:	
Investments in unaffiliated securities	106,148
Written options	101
Foreign currency exchange transactions	(35)
Net change in unrealized appreciation (depreciation) on:	
Investments in unaffiliated securities	26,479
Investments in affiliated securities	(38,102)
Written options	(91)
Foreign currency exchange transactions	4
Net Realized and Unrealized Gain	**94,504**
Net Increase in Net Assets Resulting from Operations	**$ 78,066**

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Asset Strategy Fund[1] Six months ended 9-30-14 (Unaudited)	Year ended 3-31-14	Ivy Balanced Fund Six months ended 9-30-14 (Unaudited)	Year ended 3-31-14	Ivy Energy Fund Six months ended 9-30-14 (Unaudited)	Year ended 3-31-14
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income (loss)	$ 257,790	$ 241,115	$ 4,592	$ 5,620	$ (709)	$ (1,011)
Net realized gain on investments	4,201,374	3,493,502	40,826	42,818	489	7,857
Net change in unrealized appreciation (depreciation)	(5,662,811)	1,152,914	8,436	142,574	889	21,482
Net Increase (Decrease) in Net Assets Resulting from Operations	**(1,203,647)**	**4,887,531**	**53,854**	**191,012**	**669**	**28,328**
Distributions to Shareholders From:						
Net investment income:						
Class A	—	(43,848)	(1,746)	(2,994)	—	—
Class B	—	(79)	—	—	—	—
Class C	—	(2,514)	—	—	—	—
Class E	—	(321)	—*	(1)	—	—
Class I	—	(75,738)	(810)	(1,040)	—	—
Class R	—	(360)	(3)	(3)	—	—
Class R6	—	N/A	—*	N/A	—	N/A
Class Y	—	(6,832)	(284)	(546)	—	—
Net realized gains:						
Class A	—	—	—	(16,300)	—	—
Class B	—	—	—	(1,308)	—	—
Class C	—	—	—	(8,900)	—	—
Class E	—	—	—	(4)	—	—
Class I	—	—	—	(3,661)	—	—
Class R	—	—	—	(42)	—	—
Class R6	—	N/A	—	N/A	—	N/A
Class Y	—	—	—	(2,848)	—	—
Total Distributions to Shareholders	**—**	**(129,692)**	**(2,843)**	**(37,647)**	**—**	**—**
Capital Share Transactions	**(1,712,355)**	**2,918,600**	**207,513**	**826,413**	**135,221**	**48,700**
Net Increase (Decrease) in Net Assets	**(2,916,002)**	**7,676,439**	**258,524**	**979,778**	**135,890**	**77,028**
Net Assets, Beginning of Period	35,595,812	27,919,373	1,823,548	843,770	196,322	119,294
Net Assets, End of Period	**$32,679,810**	**$35,595,812**	**$2,082,072**	**$1,823,548**	**$332,212**	**$196,322**
Undistributed (distributions in excess of) net investment income	$ 385,079	$ 126,972	$ 2,939	$ 1,190	$ (1,053)	$ (331)

*Not shown due to rounding.
(1)Consolidated Statements of Changes in Net Assets (See Note 6 to Financial Statements).

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Global Natural Resources Fund		Ivy Global Real Estate Fund		Ivy Global Risk-Managed Real Estate Fund	
	Six months ended 9-30-14 (Unaudited)	Year ended 3-31-14	Six months ended 9-30-14 (Unaudited)	Year ended 3-31-14	Six months ended 9-30-14 (Unaudited)	Year ended 3-31-14
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income (loss)	$ (2,131)	$ (2,713)	$ 166	$ 188	$ 322	$ 368
Net realized gain (loss) on investments	54,585	141,503	325	(193)	150	(723)
Net change in unrealized appreciation (depreciation)	(35,387)	(49,084)	438	180	808	22
Net Increase (Decrease) in Net Assets Resulting from Operations	**17,067**	**89,706**	**929**	**175**	**1,280**	**(333)**
Distributions to Shareholders From:						
Net investment income:						
Class A	—	—	(66)	(313)	(97)	(292)
Class B	—	—	—	(2)	(1)	(10)
Class C	—	—	—	(5)	(3)	(22)
Class E	—	—	N/A	N/A	N/A	N/A
Class I	—	—	(4)	(4)	(34)	(134)
Class R	—	—	—*	(33)	(4)	(23)
Class R6	—	N/A	N/A	N/A	N/A	N/A
Class Y	—	—	(2)	(10)	(13)	(50)
Net realized gains:						
Class A	—	—	—	—	—	—
Class B	—	—	—	—	—	—
Class C	—	—	—	—	—	—
Class E	—	—	N/A	N/A	N/A	N/A
Class I	—	—	—	—	—	—
Class R	—	—	—	—	—	—
Class R6	—	N/A	N/A	N/A	N/A	N/A
Class Y	—	—	—	—	—	—
Total Distributions to Shareholders	**—**	**—**	**(72)**	**(367)**	**(152)**	**(531)**
Capital Share Transactions	(169,067)	(970,474)	2,702	25,930	7,252	37,008
Net Increase (Decrease) in Net Assets	**(152,000)**	**(880,768)**	**3,559**	**25,738**	**8,380**	**36,144**
Net Assets, Beginning of Period	1,700,569	2,581,337	25,738	—	36,144	—
Net Assets, End of Period	**$1,548,569**	**$1,700,569**	**$29,297**	**$25,738**	**$44,524**	**$36,144**
Undistributed (distributions in excess of) net investment income	$ (2,809)	$ (618)	$ 23	$ (68)	$ 82	$ (70)

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Real Estate Securities Fund		Ivy Science and Technology Fund	
	Six months ended 9-30-14 (Unaudited)	Year ended 3-31-14	Six months ended 9-30-14 (Unaudited)	Year ended 3-31-14
INCREASE (DECREASE) IN NET ASSETS				
Operations:				
Net investment income (loss)	$ 2,231	$ 4,086	$ (16,438)	$ (24,717)
Net realized gain on investments	19,203	29,208	106,214	148,531
Net change in unrealized appreciation (depreciation)	(281)	(14,829)	(11,710)	899,332
Net Increase in Net Assets Resulting from Operations	21,153	18,465	78,066	1,023,146
Distributions to Shareholders From:				
Net investment income:				
Class A	(657)	(3,489)	—	—
Class B	—	—	—	—
Class C	—	(45)	—	—
Class E	(1)	(17)	—	—
Class I	(50)	(107)	—	—
Class R	(1)	(13)	—	—
Class R6	(4)	N/A	—	N/A
Class Y	(561)	(1,829)	—	—
Net realized gains:				
Class A	—	—	—	(40,239)
Class B	—	—	—	(1,989)
Class C	—	—	—	(17,037)
Class E	—	—	—	(375)
Class I	—	—	—	(24,363)
Class R	—	—	—	(2,392)
Class R6	—	N/A	—	N/A
Class Y	—	—	—	(22,454)
Total Distributions to Shareholders	(1,274)	(5,500)	—	(108,849)
Capital Share Transactions	30,325	3,410	250,226	2,490,373
Net Increase in Net Assets	50,204	16,375	328,292	3,404,670
Net Assets, Beginning of Period	558,702	542,327	5,421,011	2,016,341
Net Assets, End of Period	$608,906	$558,702	$5,749,303	$5,421,011
Undistributed (distributions in excess of) net investment income	$ 1,254	$ 297	$ (25,387)	$ (8,914)

See Accompanying Notes to Financial Statements.

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IVY ASSET STRATEGY FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 9-30-2014 (unaudited)	$31.61	$ 0.24	$(1.34)	$(1.10)	$ —	$—	$ —
Year ended 3-31-2014	27.04	0.27	4.45	4.72	(0.15)	—	(0.15)
Year ended 3-31-2013	25.44	0.39	1.88	2.27	(0.67)	—	(0.67)
Year ended 3-31-2012	25.42	0.20	0.10	0.30	(0.28)	—	(0.28)
Year ended 3-31-2011	22.42	0.24	2.81	3.05	(0.05)	—	(0.05)
Year ended 3-31-2010	18.69	0.16	3.66	3.82	(0.09)	—	(0.09)
Class B Shares[5]							
Six-month period ended 9-30-2014 (unaudited)	30.54	0.13	(1.30)	(1.17)	—	—	—
Year ended 3-31-2014	26.20	0.05	4.29	4.34	—*	—	—*
Year ended 3-31-2013	24.55	0.19	1.82	2.01	(0.36)	—	(0.36)
Year ended 3-31-2012	24.53	0.00	0.12	0.12	(0.10)	—	(0.10)
Year ended 3-31-2011	21.77	0.04	2.72	2.76	—	—	—
Year ended 3-31-2010	18.23	(0.01)	3.55	3.54	—	—	—
Class C Shares							
Six-month period ended 9-30-2014 (unaudited)	30.69	0.13	(1.30)	(1.17)	—	—	—
Year ended 3-31-2014	26.33	0.05	4.32	4.37	(0.01)	—	(0.01)
Year ended 3-31-2013	24.67	0.20	1.83	2.03	(0.37)	—	(0.37)
Year ended 3-31-2012	24.66	0.01	0.11	0.12	(0.11)	—	(0.11)
Year ended 3-31-2011	21.87	0.05	2.74	2.79	—	—	—
Year ended 3-31-2010	18.30	0.01	3.56	3.57	—	—	—
Class E Shares							
Six-month period ended 9-30-2014 (unaudited)	31.67	0.25	(1.35)	(1.10)	—	—	—
Year ended 3-31-2014	27.10	0.26	4.45	4.71	(0.14)	—	(0.14)
Year ended 3-31-2013	25.49	0.38	1.89	2.27	(0.66)	—	(0.66)
Year ended 3-31-2012	25.48	0.19	0.10	0.29	(0.28)	—	(0.28)
Year ended 3-31-2011	22.47	0.22	2.84	3.06	(0.05)	—	(0.05)
Year ended 3-31-2010	18.74	0.17	3.66	3.83	(0.10)	—	(0.10)
Class I Shares							
Six-month period ended 9-30-2014 (unaudited)	31.88	0.29	(1.36)	(1.07)	—	—	—
Year ended 3-31-2014	27.25	0.34	4.48	4.82	(0.19)	—	(0.19)
Year ended 3-31-2013	25.67	0.45	1.90	2.35	(0.77)	—	(0.77)
Year ended 3-31-2012	25.64	0.25	0.11	0.36	(0.33)	—	(0.33)
Year ended 3-31-2011	22.58	0.26	2.86	3.12	(0.06)	—	(0.06)
Year ended 3-31-2010	18.81	0.17	3.73	3.90	(0.13)	—	(0.13)
Class R Shares							
Six-month period ended 9-30-2014 (unaudited)	31.45	0.20	(1.35)	(1.15)	—	—	—
Year ended 3-31-2014	26.94	0.16	4.43	4.59	(0.08)	—	(0.08)
Year ended 3-31-2013	25.29	0.29	1.88	2.17	(0.52)	—	(0.52)
Year ended 3-31-2012	25.28	0.11	0.11	0.22	(0.21)	—	(0.21)
Year ended 3-31-2011	22.35	0.13	2.83	2.96	(0.03)	—	(0.03)
Year ended 3-31-2010	18.65	0.03	3.72	3.75	(0.05)	—	(0.05)
Class R6 Shares							
Six-month period ended 9-30-2014 (unaudited)[6]	31.79	0.22	(1.19)	(0.97)	—	—	—
Class Y Shares							
Six-month period ended 9-30-2014 (unaudited)	31.67	0.25	(1.35)	(1.10)	—	—	—
Year ended 3-31-2014	27.09	0.27	4.46	4.73	(0.15)	—	(0.15)
Year ended 3-31-2013	25.49	0.39	1.88	2.27	(0.67)	—	(0.67)
Year ended 3-31-2012	25.46	0.20	0.11	0.31	(0.28)	—	(0.28)
Year ended 3-31-2011	22.46	0.23	2.82	3.05	(0.05)	—	(0.05)
Year ended 3-31-2010	18.72	0.21	3.63	3.84	(0.10)	—	(0.10)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(6) For the period from July 31, 2014 (commencement of operations of the class) through September 30, 2014.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 9-30-2014 (unaudited)	$30.51	-3.48%	$ 7,640	0.95%[4]	1.54%[4]	—%	—%	47%
Year ended 3-31-2014	31.61	17.47	9,659	0.96	0.92	—	—	65
Year ended 3-31-2013	27.04	9.09	7,853	0.98	1.55	—	—	39
Year ended 3-31-2012	25.44	1.31	8,019	0.97	0.81	—	—	47
Year ended 3-31-2011	25.42	13.60	9,083	0.99	1.00	—	—	94
Year ended 3-31-2010	22.42	20.46	8,765	1.05	0.79	—	—	96
Class B Shares[5]								
Six-month period ended 9-30-2014 (unaudited)	29.37	-3.83	674	1.70[4]	0.84[4]	—	—	47
Year ended 3-31-2014	30.54	16.58	783	1.71	0.16	—	—	65
Year ended 3-31-2013	26.20	8.27	715	1.73	0.79	—	—	39
Year ended 3-31-2012	24.55	0.54	695	1.76	0.02	—	—	47
Year ended 3-31-2011	24.53	12.68	672	1.80	0.17	—	—	94
Year ended 3-31-2010	21.77	19.42	550	1.88	-0.03	—	—	96
Class C Shares								
Six-month period ended 9-30-2014 (unaudited)	29.52	-3.81	9,131	1.68[4]	0.88[4]	—	—	47
Year ended 3-31-2014	30.69	16.59	9,880	1.68	0.19	—	—	65
Year ended 3-31-2013	26.33	8.34	8,321	1.70	0.83	—	—	39
Year ended 3-31-2012	24.67	0.56	8,416	1.71	0.06	—	—	47
Year ended 3-31-2011	24.66	12.76	8,851	1.74	0.24	—	—	94
Year ended 3-31-2010	21.87	19.51	7,733	1.80	0.05	—	—	96
Class E Shares								
Six-month period ended 9-30-2014 (unaudited)	30.57	-3.47	73	1.00[4]	1.57[4]	1.10[4]	1.47[4]	47
Year ended 3-31-2014	31.67	17.40	74	1.00	0.87	1.12	0.75	65
Year ended 3-31-2013	27.10	9.07	58	1.00	1.50	1.20	1.30	39
Year ended 3-31-2012	25.49	1.26	50	1.00	0.77	1.23	0.55	47
Year ended 3-31-2011	25.48	13.63	44	1.00	0.95	1.39	0.56	94
Year ended 3-31-2010	22.47	20.45	32	1.00	0.84	1.56	0.28	96
Class I Shares								
Six-month period ended 9-30-2014 (unaudited)	30.81	-3.36	13,603	0.73[4]	1.85[4]	—	—	47
Year ended 3-31-2014	31.88	17.72	13,522	0.73	1.14	—	—	65
Year ended 3-31-2013	27.25	9.33	9,681	0.74	1.76	—	—	39
Year ended 3-31-2012	25.67	1.57	8,180	0.75	1.03	—	—	47
Year ended 3-31-2011	25.64	13.84	6,986	0.77	1.14	—	—	94
Year ended 3-31-2010	22.58	20.74	3,973	0.81	0.92	—	—	96
Class R Shares								
Six-month period ended 9-30-2014 (unaudited)	30.30	-3.66	170	1.33[4]	1.25[4]	—	—	47
Year ended 3-31-2014	31.45	17.03	162	1.33	0.54	—	—	65
Year ended 3-31-2013	26.94	8.71	124	1.34	1.15	—	—	39
Year ended 3-31-2012	25.29	0.96	102	1.33	0.45	—	—	47
Year ended 3-31-2011	25.28	13.24	68	1.31	0.57	—	—	94
Year ended 3-31-2010	22.35	20.12	28	1.33	0.20	—	—	96
Class R6 Shares								
Six-month period ended 9-30-2014 (unaudited)[6]	30.82	-3.05	10	0.57[4]	4.62[4]	—	—	47
Class Y Shares								
Six-month period ended 9-30-2014 (unaudited)	30.57	-3.47	1,379	0.95[4]	1.59[4]	0.98[4]	1.56[4]	47
Year ended 3-31-2014	31.67	17.47	1,516	0.96	0.92	0.98	0.90	65
Year ended 3-31-2013	27.09	9.08	1,168	0.98	1.55	0.99	1.54	39
Year ended 3-31-2012	25.49	1.35	1,167	0.97	0.80	1.00	0.77	47
Year ended 3-31-2011	25.46	13.59	1,167	0.99	0.99	1.02	0.96	94
Year ended 3-31-2010	22.46	20.51	1,024	1.00	0.93	1.11	0.82	96

See Accompanying Notes to Financial Statements.

IVY BALANCED FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 9-30-2014 (unaudited)	$24.38	$ 0.08	$0.66	$0.74	$(0.05)	$ —	$(0.05)
Year ended 3-31-2014	21.60	0.15	3.25	3.40	(0.10)	(0.52)	(0.62)
Year ended 3-31-2013	20.03	0.19	1.70	1.89	(0.17)	(0.15)	(0.32)
Year ended 3-31-2012	19.08	0.17	1.05	1.22	(0.18)	(0.09)	(0.27)
Year ended 3-31-2011	16.73	0.18	2.34	2.52	(0.17)	—	(0.17)
Year ended 3-31-2010	13.01	0.21	3.72	3.93	(0.21)	—	(0.21)
Class B Shares[4]							
Six-month period ended 9-30-2014 (unaudited)	24.19	(0.01)	0.65	0.64	—	—	—
Year ended 3-31-2014	21.45	(0.03)	3.23	3.20	—	(0.46)	(0.46)
Year ended 3-31-2013	19.93	0.03	1.69	1.72	(0.05)	(0.15)	(0.20)
Year ended 3-31-2012	18.99	0.02	1.05	1.07	(0.04)	(0.09)	(0.13)
Year ended 3-31-2011	16.67	0.04	2.33	2.37	(0.05)	—	(0.05)
Year ended 3-31-2010	12.97	0.08	3.71	3.79	(0.09)	—	(0.09)
Class C Shares							
Six-month period ended 9-30-2014 (unaudited)	24.26	0.00	0.64	0.64	—	—	—
Year ended 3-31-2014	21.50	(0.01)	3.24	3.23	—	(0.47)	(0.47)
Year ended 3-31-2013	19.98	0.05	1.68	1.73	(0.06)	(0.15)	(0.21)
Year ended 3-31-2012	19.03	0.04	1.06	1.10	(0.06)	(0.09)	(0.15)
Year ended 3-31-2011	16.69	0.07	2.34	2.41	(0.07)	—	(0.07)
Year ended 3-31-2010	12.98	0.12	3.71	3.83	(0.12)	—	(0.12)
Class E Shares[5]							
Six-month period ended 9-30-2014 (unaudited)	24.48	0.10	0.64	0.74	(0.06)	—	(0.06)
Year ended 3-31-2014	21.68	0.18	3.27	3.45	(0.13)	(0.52)	(0.65)
Year ended 3-31-2013	20.02	0.22	1.78	2.00	(0.19)	(0.15)	(0.34)
Year ended 3-31-2012	19.06	0.21	1.04	1.25	(0.20)	(0.09)	(0.29)
Year ended 3-31-2011	16.74	0.22	2.34	2.56	(0.24)	—	(0.24)
Year ended 3-31-2010	13.02	0.25	3.72	3.97	(0.25)	—	(0.25)
Class I Shares							
Six-month period ended 9-30-2014 (unaudited)	24.36	0.11	0.66	0.77	(0.08)	—	(0.08)
Year ended 3-31-2014	21.58	0.21	3.26	3.47	(0.16)	(0.53)	(0.69)
Year ended 3-31-2013	20.01	0.24	1.69	1.93	(0.21)	(0.15)	(0.36)
Year ended 3-31-2012	19.04	0.22	1.06	1.28	(0.22)	(0.09)	(0.31)
Year ended 3-31-2011	16.74	0.21	2.37	2.58	(0.28)	—	(0.28)
Year ended 3-31-2010	13.01	0.20	3.80	4.00	(0.27)	—	(0.27)
Class R Shares							
Six-month period ended 9-30-2014 (unaudited)	24.37	0.04	0.65	0.69	(0.01)	—	(0.01)
Year ended 3-31-2014	21.59	0.07	3.26	3.33	(0.03)	(0.52)	(0.55)
Year ended 3-31-2013[6]	20.16	0.00	1.43	1.43	—	—	—
Class R6 Shares							
Six-month period ended 9-30-2014 (unaudited)[7]	24.66	0.04	0.40	0.44	(0.03)	—	(0.03)
Class Y Shares							
Six-month period ended 9-30-2014 (unaudited)	24.38	0.08	0.66	0.74	(0.05)	—	(0.05)
Year ended 3-31-2014	21.60	0.15	3.26	3.41	(0.10)	(0.53)	(0.63)
Year ended 3-31-2013	20.03	0.19	1.70	1.89	(0.17)	(0.15)	(0.32)
Year ended 3-31-2012	19.08	0.18	1.05	1.23	(0.19)	(0.09)	(0.28)
Year ended 3-31-2011	16.73	0.20	2.34	2.54	(0.19)	—	(0.19)
Year ended 3-31-2010	13.01	0.24	3.71	3.95	(0.23)	—	(0.23)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Annualized.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(5) Class share is closed to investment.

(6) For the period from December 19, 2012 (commencement of operations of the class) through March 31, 2013.

(7) For the period from July 31, 2014 (commencement of operations of the class) through September 30, 2014.

(8) For the fiscal year ended March 31, 2013.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Portfolio Turnover Rate
Class A Shares						
Six-month period ended 9-30-2014 (unaudited)	$25.07	3.02%	$983	1.12%[3]	0.66%[3]	17%
Year ended 3-31-2014	24.38	15.90	863	1.15	0.62	34
Year ended 3-31-2013	21.60	9.56	399	1.17	0.93	35
Year ended 3-31-2012	20.03	6.52	205	1.23	0.90	37
Year ended 3-31-2011	19.08	15.18	114	1.30	1.03	43
Year ended 3-31-2010	16.73	30.35	81	1.37	1.38	57
Class B Shares[4]						
Six-month period ended 9-30-2014 (unaudited)	24.83	2.64	69	1.85[3]	-0.08[3]	17
Year ended 3-31-2014	24.19	15.01	70	1.89	-0.11	34
Year ended 3-31-2013	21.45	8.73	44	1.95	0.16	35
Year ended 3-31-2012	19.93	5.72	23	2.02	0.10	37
Year ended 3-31-2011	18.99	14.25	11	2.09	0.24	43
Year ended 3-31-2010	16.67	29.26	7	2.20	0.53	57
Class C Shares						
Six-month period ended 9-30-2014 (unaudited)	24.90	2.64	595	1.81[3]	-0.04[3]	17
Year ended 3-31-2014	24.26	15.11	524	1.84	-0.06	34
Year ended 3-31-2013	21.50	8.75	246	1.88	0.23	35
Year ended 3-31-2012	19.98	5.84	128	1.92	0.21	37
Year ended 3-31-2011	19.03	14.50	69	1.89	0.43	43
Year ended 3-31-2010	16.69	29.59	42	1.99	0.78	57
Class E Shares[5]						
Six-month period ended 9-30-2014 (unaudited)	25.16	3.04	—*	0.98[3]	0.80[3]	17
Year ended 3-31-2014	24.48	16.10	—*	1.00	0.78	34
Year ended 3-31-2013	21.68	10.15	—*	1.03	1.09	35
Year ended 3-31-2012	20.02	6.71	—*	1.05	1.11	37
Year ended 3-31-2011	19.06	15.43	—*	1.10	1.24	43
Year ended 3-31-2010	16.74	30.66	—*	1.12	1.62	57
Class I Shares						
Six-month period ended 9-30-2014 (unaudited)	25.05	3.15	274	0.87[3]	0.91[3]	17
Year ended 3-31-2014	24.36	16.21	211	0.88	0.89	34
Year ended 3-31-2013	21.58	9.82	66	0.92	1.19	35
Year ended 3-31-2012	20.01	6.88	39	0.94	1.17	37
Year ended 3-31-2011	19.04	15.58	18	0.97	1.20	43
Year ended 3-31-2010	16.74	30.93	2	1.00	1.67	57
Class R Shares						
Six-month period ended 9-30-2014 (unaudited)	25.05	2.84	7	1.47[3]	0.31[3]	17
Year ended 3-31-2014	24.37	15.51	4	1.47	0.29	34
Year ended 3-31-2013[6]	21.59	7.09	—*	1.48[3]	0.02[3]	35[8]
Class R6 Shares						
Six-month period ended 9-30-2014 (unaudited)[7]	25.07	1.80	1	0.74[3]	1.02[3]	17
Class Y Shares						
Six-month period ended 9-30-2014 (unaudited)	25.07	3.02	153	1.12[3]	0.66[3]	17
Year ended 3-31-2014	24.38	15.91	152	1.13	0.64	34
Year ended 3-31-2013	21.60	9.57	89	1.16	0.96	35
Year ended 3-31-2012	20.03	6.57	70	1.19	0.96	37
Year ended 3-31-2011	19.08	15.29	48	1.22	1.10	43
Year ended 3-31-2010	16.73	30.51	40	1.24	1.52	57

See Accompanying Notes to Financial Statements.

Ivy Funds

IVY ENERGY FUND

	Net Asset Value, Beginning of Period	Net Investment Loss[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 9-30-2014 (unaudited)	$16.38	$(0.04)	$ 0.53	$ 0.49	$—	$—	$—
Year ended 3-31-2014	13.74	(0.09)	2.73	2.64	—	—	—
Year ended 3-31-2013	12.68	(0.07)	1.13	1.06	—	—	—
Year ended 3-31-2012	15.11	(0.09)	(2.34)	(2.43)	—	—	—
Year ended 3-31-2011	11.11	(0.07)	4.07	4.00	—	—	—
Year ended 3-31-2010	7.27	(0.04)	3.88	3.84	—	—	—
Class B Shares[5]							
Six-month period ended 9-30-2014 (unaudited)	15.35	(0.10)	0.49	0.39	—	—	—
Year ended 3-31-2014	12.98	(0.19)	2.56	2.37	—	—	—
Year ended 3-31-2013	12.08	(0.17)	1.07	0.90	—	—	—
Year ended 3-31-2012	14.52	(0.18)	(2.26)	(2.44)	—	—	—
Year ended 3-31-2011	10.77	(0.17)	3.92	3.75	—	—	—
Year ended 3-31-2010	7.12	(0.14)	3.79	3.65	—	—	—
Class C Shares							
Six-month period ended 9-30-2014 (unaudited)	15.55	(0.09)	0.51	0.42	—	—	—
Year ended 3-31-2014	13.12	(0.16)	2.59	2.43	—	—	—
Year ended 3-31-2013	12.19	(0.14)	1.07	0.93	—	—	—
Year ended 3-31-2012	14.62	(0.16)	(2.27)	(2.43)	—	—	—
Year ended 3-31-2011	10.82	(0.15)	3.95	3.80	—	—	—
Year ended 3-31-2010	7.14	(0.12)	3.80	3.68	—	—	—
Class E Shares[6]							
Six-month period ended 9-30-2014 (unaudited)	16.65	(0.02)	0.54	0.52	—	—	—
Year ended 3-31-2014	13.92	(0.04)	2.77	2.73	—	—	—
Year ended 3-31-2013	12.81	(0.03)	1.14	1.11	—	—	—
Year ended 3-31-2012	15.22	(0.05)	(2.36)	(2.41)	—	—	—
Year ended 3-31-2011	11.16	(0.04)	4.10	4.06	—	—	—
Year ended 3-31-2010	7.29	(0.02)	3.89	3.87	—	—	—
Class I Shares							
Six-month period ended 9-30-2014 (unaudited)	16.80	(0.01)	0.55	0.54	—	—	—
Year ended 3-31-2014	14.03	(0.02)	2.79	2.77	—	—	—
Year ended 3-31-2013	12.90	(0.02)	1.15	1.13	—	—	—
Year ended 3-31-2012	15.31	(0.03)	(2.38)	(2.41)	—	—	—
Year ended 3-31-2011	11.21	(0.03)	4.13	4.10	—	—	—
Year ended 3-31-2010	7.32	(0.01)	3.90	3.89	—	—	—
Class R Shares							
Six-month period ended 9-30-2014 (unaudited)	16.35	(0.06)	0.54	0.48	—	—	—
Year ended 3-31-2014	13.74	(0.11)	2.72	2.61	—	—	—
Year ended 3-31-2013[7]	12.26	(0.03)	1.51	1.48	—	—	—
Class R6 Shares							
Six-month period ended 9-30-2014 (unaudited)[8]	18.03	0.00	(0.69)	(0.69)	—	—	—
Class Y Shares							
Six-month period ended 9-30-2014 (unaudited)	16.55	(0.03)	0.54	0.51	—	—	—
Year ended 3-31-2014	13.86	(0.06)	2.75	2.69	—	—	—
Year ended 3-31-2013	12.77	(0.05)	1.14	1.09	—	—	—
Year ended 3-31-2012	15.20	(0.07)	(2.36)	(2.43)	—	—	—
Year ended 3-31-2011	11.16	(0.06)	4.10	4.04	—	—	—
Year ended 3-31-2010	7.30	(0.04)	3.90	3.86	—	—	—

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(6) Class share is closed to investment.

(7) For the period from December 19, 2012 (commencement of operations of the class) through March 31, 2013.

(8) For the period from July 31, 2014 (commencement of operations of the class) through September 30, 2014.

(9) For the fiscal year ended March 31, 2013.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Loss to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 9-30-2014 (unaudited)	$16.87	2.99%	$174	1.46%[4]	-0.46%[4]	—%	—%	5%
Year ended 3-31-2014	16.38	19.13	124	1.60	-0.59	—	—	34
Year ended 3-31-2013	13.74	8.44	82	1.60	-0.54	1.68	-0.62	30
Year ended 3-31-2012	12.68	-16.08	85	1.60	-0.66	—	—	20
Year ended 3-31-2011	15.11	36.00	101	1.60	-0.59	1.66	-0.65	22
Year ended 3-31-2010	11.11	52.82	63	1.60	-0.42	1.79	-0.61	15
Class B Shares[5]								
Six-month period ended 9-30-2014 (unaudited)	15.74	2.54	5	2.27[4]	-1.28[4]	—	—	5
Year ended 3-31-2014	15.35	18.26	5	2.38	-1.37	—	—	34
Year ended 3-31-2013	12.98	7.36	4	2.49	-1.43	—	—	30
Year ended 3-31-2012	12.08	-16.74	4	2.41	-1.47	—	—	20
Year ended 3-31-2011	14.52	34.82	5	2.50	-1.49	—	—	22
Year ended 3-31-2010	10.77	51.26	3	2.60	-1.40	2.68	-1.48	15
Class C Shares								
Six-month period ended 9-30-2014 (unaudited)	15.97	2.70	42	2.09[4]	-1.09[4]	—	—	5
Year ended 3-31-2014	15.55	18.43	30	2.16	-1.15	—	—	34
Year ended 3-31-2013	13.12	7.71	19	2.26	-1.20	—	—	30
Year ended 3-31-2012	12.19	-16.62	20	2.23	-1.30	—	—	20
Year ended 3-31-2011	14.62	35.12	25	2.29	-1.29	—	—	22
Year ended 3-31-2010	10.82	51.54	13	2.38	-1.19	—	—	15
Class E Shares[6]								
Six-month period ended 9-30-2014 (unaudited)	17.17	3.12	—*	1.21[4]	-0.22[4]	—	—	5
Year ended 3-31-2014	16.65	19.53	—*	1.25	-0.25	—	—	34
Year ended 3-31-2013	13.92	8.74	—*	1.31	-0.26	—	—	30
Year ended 3-31-2012	12.81	-15.83	—*	1.30	-0.36	—	—	20
Year ended 3-31-2011	15.22	36.38	—*	1.34	-0.33	—	—	22
Year ended 3-31-2010	11.16	53.09	—*	1.39	-0.19	—	—	15
Class I Shares								
Six-month period ended 9-30-2014 (unaudited)	17.34	3.21	64	1.09[4]	-0.05[4]	—	—	5
Year ended 3-31-2014	16.80	19.74	14	1.14	-0.12	—	—	34
Year ended 3-31-2013	14.03	8.76	6	1.21	-0.14	—	—	30
Year ended 3-31-2012	12.90	-15.74	5	1.19	-0.26	—	—	20
Year ended 3-31-2011	15.31	36.57	10	1.22	-0.23	—	—	22
Year ended 3-31-2010	11.21	53.14	2	1.24	-0.13	—	—	15
Class R Shares								
Six-month period ended 9-30-2014 (unaudited)	16.83	2.94	10	1.69[4]	-0.68[4]	—	—	5
Year ended 3-31-2014	16.35	19.00	5	1.72	-0.70	—	—	34
Year ended 3-31-2013[7]	13.74	12.07	—*	1.73[4]	-0.91[4]	—	—	30[9]
Class R6 Shares								
Six-month period ended 9-30-2014 (unaudited)[8]	17.34	-3.83	—*	0.93[4]	0.12[4]	—	—	5
Class Y Shares								
Six-month period ended 9-30-2014 (unaudited)	17.06	3.08	37	1.34[4]	-0.36[4]	—	—	5
Year ended 3-31-2014	16.55	19.41	18	1.39	-0.38	—	—	34
Year ended 3-31-2013	13.86	8.54	8	1.45	-0.39	—	—	30
Year ended 3-31-2012	12.77	-15.99	7	1.45	-0.52	—	—	20
Year ended 3-31-2011	15.20	36.20	9	1.49	-0.48	—	—	22
Year ended 3-31-2010	11.16	52.88	5	1.52	-0.36	—	—	15

See Accompanying Notes to Financial Statements.

IVY GLOBAL NATURAL RESOURCES FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 9-30-2014 (unaudited)	$19.07	$(0.02)	$ 0.14	$ 0.12	$ —	$ —	$ —
Year ended 3-31-2014	17.84	(0.02)	1.25	1.23	—	—	—
Year ended 3-31-2013	17.76	(0.03)	0.14	0.11	(0.03)	—	(0.03)
Year ended 3-31-2012	24.20	(0.01)	(6.43)	(6.44)	—	—	—
Year ended 3-31-2011	18.60	(0.04)	5.64	5.60	—	—	—
Year ended 3-31-2010	11.08	(0.10)	7.62	7.52	—	—	—
Class B Shares[5]							
Six-month period ended 9-30-2014 (unaudited)	16.67	(0.10)	0.13	0.03	—	—	—
Year ended 3-31-2014	15.73	(0.15)	1.09	0.94	—	—	—
Year ended 3-31-2013	15.76	(0.14)	0.11	(0.03)	—	—	—
Year ended 3-31-2012	21.65	(0.15)	(5.74)	(5.89)	—	—	—
Year ended 3-31-2011	16.77	(0.18)	5.06	4.88	—	—	—
Year ended 3-31-2010	10.08	(0.21)	6.90	6.69	—	—	—
Class C Shares							
Six-month period ended 9-30-2014 (unaudited)	16.26	(0.07)	0.12	0.05	—	—	—
Year ended 3-31-2014	15.31	(0.11)	1.06	0.95	—	—	—
Year ended 3-31-2013	15.31	(0.11)	0.11	0.00	—	—	—
Year ended 3-31-2012	21.00	(0.12)	(5.57)	(5.69)	—	—	—
Year ended 3-31-2011	16.25	(0.15)	4.90	4.75	—	—	—
Year ended 3-31-2010	9.75	(0.18)	6.68	6.50	—	—	—
Class E Shares							
Six-month period ended 9-30-2014 (unaudited)	19.36	0.01	0.13	0.14	—	—	—
Year ended 3-31-2014	18.06	0.04	1.26	1.30	—	—	—
Year ended 3-31-2013	17.96	0.01	0.15	0.16	(0.06)	—	(0.06)
Year ended 3-31-2012	24.45	0.01	(6.50)	(6.49)	—	—	—
Year ended 3-31-2011	18.76	(0.02)	5.71	5.69	—	—	—
Year ended 3-31-2010	11.16	(0.07)	7.67	7.60	—	—	—
Class I Shares							
Six-month period ended 9-30-2014 (unaudited)	19.63	0.03	0.13	0.16	—	—	—
Year ended 3-31-2014	18.28	0.07	1.28	1.35	—	—	—
Year ended 3-31-2013	18.19	0.06	0.14	0.20	(0.11)	—	(0.11)
Year ended 3-31-2012	24.69	0.06	(6.56)	(6.50)	—	—	—
Year ended 3-31-2011	18.90	0.02	5.77	5.79	—	—	—
Year ended 3-31-2010	11.22	(0.04)	7.72	7.68	—	—	—
Class R Shares							
Six-month period ended 9-30-2014 (unaudited)	18.87	(0.03)	0.13	0.10	—	—	—
Year ended 3-31-2014	17.67	(0.04)	1.24	1.20	—	—	—
Year ended 3-31-2013	17.58	(0.05)	0.14	0.09	—	—	—
Year ended 3-31-2012	24.00	(0.05)	(6.37)	(6.42)	—	—	—
Year ended 3-31-2011	18.47	(0.08)	5.61	5.53	—	—	—
Year ended 3-31-2010	11.02	(0.12)	7.57	7.45	—	—	—
Class R6 Shares							
Six-month period ended 9-30-2014[6]	20.86	0.04	(1.10)	(1.06)	—	—	—
Class Y Shares							
Six-month period ended 9-30-2014 (unaudited)	19.39	0.00	0.14	0.14	—	—	—
Year ended 3-31-2014	18.10	0.02	1.27	1.29	—	—	—
Year ended 3-31-2013	18.02	0.02	0.13	0.15	(0.07)	—	(0.07)
Year ended 3-31-2012	24.50	0.03	(6.51)	(6.48)	—	—	—
Year ended 3-31-2011	18.79	(0.01)	5.72	5.71	—	—	—
Year ended 3-31-2010	11.17	(0.06)	7.68	7.62	—	—	—

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(6) For the period from July 31, 2014 (commencement of operations of the class) through September 30, 2014.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 9-30-2014 (unaudited)	$19.19	0.63%	$ 858	1.52%[4]	-0.19%[4]	—%	—%	10%
Year ended 3-31-2014	19.07	6.90	1,008	1.56	-0.09	—	—	100
Year ended 3-31-2013	17.84	0.64	1,375	1.52	-0.18	—	—	83
Year ended 3-31-2012	17.76	-26.61	1,770	1.41	-0.07	—	—	84
Year ended 3-31-2011	24.20	30.11	3,095	1.39	-0.22	—	—	105
Year ended 3-31-2010	18.60	67.87	2,822	1.45	-0.58	—	—	112
Class B Shares[5]								
Six-month period ended 9-30-2014 (unaudited)	16.70	0.18	32	2.44[4]	-1.11[4]	—	—	10
Year ended 3-31-2014	16.67	5.98	40	2.41	-0.95	—	—	100
Year ended 3-31-2013	15.73	-0.19	69	2.33	-0.97	—	—	83
Year ended 3-31-2012	15.76	-27.21	112	2.20	-0.86	—	—	84
Year ended 3-31-2011	21.65	29.10	198	2.21	-1.05	—	—	105
Year ended 3-31-2010	16.77	66.37	186	2.28	-1.39	—	—	112
Class C Shares								
Six-month period ended 9-30-2014 (unaudited)	16.31	0.31	264	2.17[4]	-0.84[4]	—	—	10
Year ended 3-31-2014	16.26	6.21	291	2.18	-0.72	—	—	100
Year ended 3-31-2013	15.31	0.00*	410	2.13	-0.78	—	—	83
Year ended 3-31-2012	15.31	-27.10	603	2.07	-0.73	—	—	84
Year ended 3-31-2011	21.00	29.23	1,072	2.07	-0.91	—	—	105
Year ended 3-31-2010	16.25	66.67	997	2.13	-1.26	—	—	112
Class E Shares								
Six-month period ended 9-30-2014 (unaudited)	19.50	0.72	7	1.27[4]	0.07[4]	1.97[4]	-0.63[4]	10
Year ended 3-31-2014	19.36	7.20	7	1.27	0.20	2.12	-0.64	100
Year ended 3-31-2013	18.06	0.91	7	1.27	0.05	2.21	-0.89	83
Year ended 3-31-2012	17.96	-26.54	7	1.27	0.06	2.03	-0.69	84
Year ended 3-31-2011	24.45	30.33	9	1.27	-0.12	2.18	-1.03	105
Year ended 3-31-2010	18.76	68.10	6	1.27	-0.40	2.55	-1.68	112
Class I Shares								
Six-month period ended 9-30-2014 (unaudited)	19.79	0.81	258	1.11[4]	0.26[4]	—	—	10
Year ended 3-31-2014	19.63	7.39	224	1.08	0.37	—	—	100
Year ended 3-31-2013	18.28	1.14	484	1.05	0.32	—	—	83
Year ended 3-31-2012	18.19	-26.33	1,137	1.02	0.32	—	—	84
Year ended 3-31-2011	24.69	30.64	1,756	1.02	0.12	—	—	105
Year ended 3-31-2010	18.90	68.45	1,074	1.04	-0.21	—	—	112
Class R Shares								
Six-month period ended 9-30-2014 (unaudited)	18.97	0.53	43	1.68[4]	-0.33[4]	—	—	10
Year ended 3-31-2014	18.87	6.79	43	1.67	-0.20	—	—	100
Year ended 3-31-2013	17.67	0.51	50	1.63	-0.30	—	—	83
Year ended 3-31-2012	17.58	-26.75	66	1.60	-0.26	—	—	84
Year ended 3-31-2011	24.00	29.94	90	1.56	-0.41	—	—	105
Year ended 3-31-2010	18.47	67.60	56	1.57	-0.71	—	—	112
Class R6 Shares								
Six-month period ended 9-30-2014[6]	19.80	-5.08	5	0.92[4]	1.24[4]	—	—	10
Class Y Shares								
Six-month period ended 9-30-2014 (unaudited)	19.53	0.72	82	1.35[4]	-0.01[4]	—	—	10
Year ended 3-31-2014	19.39	7.07	88	1.33	0.10	—	—	100
Year ended 3-31-2013	18.10	0.93	186	1.27	0.11	1.29	0.09	83
Year ended 3-31-2012	18.02	-26.45	491	1.20	0.14	1.27	0.07	84
Year ended 3-31-2011	24.50	30.39	799	1.20	-0.04	1.27	-0.11	105
Year ended 3-31-2010	18.79	68.22	667	1.20	-0.36	1.29	-0.45	112

See Accompanying Notes to Financial Statements.

IVY GLOBAL REAL ESTATE FUND

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 9-30-2014 (unaudited)	$ 9.83	$0.06	$ 0.32	$ 0.38	$(0.03)	$—	$(0.03)
Year ended 3-31-2014	10.00	0.11	(0.12)	(0.01)	(0.16)	—	(0.16)
Class B Shares[5]							
Six-month period ended 9-30-2014 (unaudited)	9.79	0.00*	0.32	0.32	—	—	—
Year ended 3-31-2014	10.00	0.00*	(0.12)	(0.12)	(0.09)	—	(0.09)
Class C Shares							
Six-month period ended 9-30-2014 (unaudited)	9.80	0.00*	0.31	0.31	—	—	—
Year ended 3-31-2014	10.00	0.00*	(0.11)	(0.11)	(0.09)	—	(0.09)
Class I Shares							
Six-month period ended 9-30-2014 (unaudited)	9.82	0.06	0.31	0.37	(0.02)	—	(0.02)
Year ended 3-31-2014	10.00	0.09	(0.11)	(0.02)	(0.16)	—	(0.16)
Class R Shares							
Six-month period ended 9-30-2014 (unaudited)	9.81	0.02	0.32	0.34	(0.01)	—	(0.01)
Year ended 3-31-2014	10.00	0.04	(0.11)	(0.07)	(0.12)	—	(0.12)
Class Y Shares							
Six-month period ended 9-30-2014 (unaudited)	9.89	0.06	0.32	0.38	(0.03)	—	(0.03)
Year ended 3-31-2014	10.00	0.11	(0.05)	0.06	(0.17)	—	(0.17)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(6) Ratio of expenses to average net assets excluding offering cost was 2.40%.

(7) Ratio of expenses to average net assets excluding offering cost was 2.39%.

(8) Ratio of expenses to average net assets excluding offering cost was 1.43%.

(9) Ratio of expenses to average net assets excluding offering cost was 1.99%.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 9-30-2014 (unaudited)	$10.18	3.84%	$25	1.51%[4]	1.20%[4]	2.23%[4]	0.48%[4]	29%
Year ended 3-31-2014	9.83	0.02	22	1.51	1.12	2.62	0.01	36
Class B Shares[5]								
Six-month period ended 9-30-2014 (unaudited)	10.11	3.27	—*	2.68[4]	0.02[4]	2.76[4]	(0.06)[4]	29
Year ended 3-31-2014	9.79	-1.16	—*	2.68[6]	-0.02	3.14	-0.48	36
Class C Shares								
Six-month period ended 9-30-2014 (unaudited)	10.11	3.16	1	2.70[4]	(0.06)[4]	2.78[4]	(0.14)[4]	29
Year ended 3-31-2014	9.80	-1.03	1	2.67[7]	0.00	3.12	-0.45	36
Class I Shares								
Six-month period ended 9-30-2014 (unaudited)	10.17	3.75	2	1.59[4]	1.09[4]	1.67[4]	1.01[4]	29
Year ended 3-31-2014	9.82	-0.13	2	1.71[8]	0.94	2.16	0.49	36
Class R Shares								
Six-month period ended 9-30-2014 (unaudited)	10.14	3.41	—*	2.25[4]	0.48[4]	2.33[4]	0.40[4]	29
Year ended 3-31-2014	9.81	-0.67	—*	2.27[9]	0.38	2.73	-0.08	36
Class Y Shares								
Six-month period ended 9-30-2014 (unaudited)	10.24	3.82	1	1.51[4]	1.20[4]	1.99[4]	0.72[4]	29
Year ended 3-31-2014	9.89	0.68	1	1.51	1.13	2.37	0.27	36

See Accompanying Notes to Financial Statements.

IVY GLOBAL RISK-MANAGED REAL ESTATE FUND

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 9-30-2014 (unaudited)	$ 9.72	$0.09	$ 0.31	$ 0.40	$(0.04)	$—	$(0.04)
Year ended 3-31-2014	10.00	0.13	(0.24)	(0.11)	(0.17)	—	(0.17)
Class B Shares[5]							
Six-month period ended 9-30-2014 (unaudited)	9.70	0.04	0.31	0.35	(0.01)	—	(0.01)
Year ended 3-31-2014	10.00	0.03	(0.23)	(0.20)	(0.10)	—	(0.10)
Class C Shares							
Six-month period ended 9-30-2014 (unaudited)	9.70	0.04	0.30	0.34	(0.01)	—	(0.01)
Year ended 3-31-2014	10.00	0.03	(0.23)	(0.20)	(0.10)	—	(0.10)
Class I Shares							
Six-month period ended 9-30-2014 (unaudited)	9.72	0.08	0.32	0.40	(0.04)	—	(0.04)
Year ended 3-31-2014	10.00	0.12	(0.24)	(0.12)	(0.16)	—	(0.16)
Class R Shares							
Six-month period ended 9-30-2014 (unaudited)	9.70	0.05	0.32	0.37	(0.02)	—	(0.02)
Year ended 3-31-2014	10.00	0.06	(0.24)	(0.18)	(0.12)	—	(0.12)
Class Y Shares							
Six-month period ended 9-30-2014 (unaudited)	9.72	0.09	0.31	0.40	(0.04)	—	(0.04)
Year ended 3-31-2014	10.00	0.13	(0.24)	(0.11)	(0.17)	—	(0.17)

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(6) Ratio of expenses to average net assets excluding offering cost was 2.15%.

(7) Ratio of expenses to average net assets excluding offering cost was 1.27%.

(8) Ratio of expenses to average net assets excluding offering cost was 1.88%.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 9-30-2014 (unaudited)	$10.08	4.13%	$28	1.51%[4]	1.66%[4]	1.99%[4]	1.18%[4]	19%
Year ended 3-31-2014	9.72	-1.00	20	1.51	1.39	2.08	0.82	38
Class B Shares[5]								
Six-month period ended 9-30-2014 (unaudited)	10.04	3.63	1	2.42[4]	0.74[4]	—	—	19
Year ended 3-31-2014	9.70	-1.92	1	2.53[6]	0.32	2.58	0.27	38
Class C Shares								
Six-month period ended 9-30-2014 (unaudited)	10.03	3.52	2	2.46[4]	0.70[4]	—	—	19
Year ended 3-31-2014	9.70	-1.91	2	2.53[6]	0.33	2.58	0.28	38
Class I Shares								
Six-month period ended 9-30-2014 (unaudited)	10.08	4.10	9	1.58[4]	1.58[4]	—	—	19
Year ended 3-31-2014	9.72	-1.09	8	1.65[7]	1.20	1.70	1.15	38
Class R Shares								
Six-month period ended 9-30-2014 (unaudited)	10.05	3.82	2	2.17[4]	0.99[4]	—	—	19
Year ended 3-31-2014	9.70	-1.72	2	2.26[8]	0.60	2.31	0.55	38
Class Y Shares								
Six-month period ended 9-30-2014 (unaudited)	10.08	4.13	3	1.51[4]	1.65[4]	1.82	1.34	19
Year ended 3-31-2014	9.72	-0.98	3	1.50	1.35	1.95	0.90	38

See Accompanying Notes to Financial Statements.

IVY REAL ESTATE SECURITIES FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 9-30-2014 (unaudited)	$24.35	$ 0.09	$ 0.85	$ 0.94	$(0.04)	$—	$(0.04)
Year ended 3-31-2014	23.73	0.16	0.69	0.85	(0.23)	—	(0.23)
Year ended 3-31-2013	21.27	0.16	2.45	2.61	(0.15)	—	(0.15)
Year ended 3-31-2012	19.42	0.09	1.82	1.91	(0.06)	—	(0.06)
Year ended 3-31-2011	15.95	0.03	3.62	3.65	(0.18)	—	(0.18)
Year ended 3-31-2010	8.31	0.19	7.64	7.83	(0.19)	—	(0.19)
Class B Shares[5]							
Six-month period ended 9-30-2014 (unaudited)	23.77	(0.04)	0.82	0.78	—	—	—
Year ended 3-31-2014	23.17	(0.06)	0.66	0.60	—	—	—
Year ended 3-31-2013	20.85	(0.06)	2.38	2.32	—	—	—
Year ended 3-31-2012	19.20	(0.12)	1.77	1.65	—	—	—
Year ended 3-31-2011	15.82	(0.17)	3.57	3.40	(0.02)	—	(0.02)
Year ended 3-31-2010	8.24	0.03	7.56	7.59	(0.01)	—	(0.01)
Class C Shares							
Six-month period ended 9-30-2014 (unaudited)	24.02	0.00*	0.83	0.83	—	—	—
Year ended 3-31-2014	23.42	0.00*	0.67	0.67	(0.07)	—	(0.07)
Year ended 3-31-2013	21.00	0.01	2.42	2.43	(0.01)	—	(0.01)
Year ended 3-31-2012	19.27	(0.05)	1.78	1.73	—	—	—
Year ended 3-31-2011	15.86	(0.10)	3.59	3.49	(0.08)	—	(0.08)
Year ended 3-31-2010	8.26	0.09	7.60	7.69	(0.09)	—	(0.09)
Class E Shares							
Six-month period ended 9-30-2014 (unaudited)	24.35	0.06	0.85	0.91	(0.02)	—	(0.02)
Year ended 3-31-2014	23.72	0.13	0.70	0.83	(0.20)	—	(0.20)
Year ended 3-31-2013	21.27	0.14	2.46	2.60	(0.15)	—	(0.15)
Year ended 3-31-2012	19.43	0.10	1.81	1.91	(0.07)	—	(0.07)
Year ended 3-31-2011	15.96	0.03	3.63	3.66	(0.19)	—	(0.19)
Year ended 3-31-2010	8.32	0.19	7.70	7.89	(0.25)	—	(0.25)
Class I Shares							
Six-month period ended 9-30-2014 (unaudited)	24.50	0.14	0.87	1.01	(0.14)	—	(0.14)
Year ended 3-31-2014	23.85	0.28	0.69	0.97	(0.32)	—	(0.32)
Year ended 3-31-2013	21.37	0.24	2.51	2.75	(0.27)	—	(0.27)
Year ended 3-31-2012	19.52	0.22	1.80	2.02	(0.17)	—	(0.17)
Year ended 3-31-2011	16.00	0.17	3.61	3.78	(0.26)	—	(0.26)
Year ended 3-31-2010	8.34	0.06	7.90	7.96	(0.30)	—	(0.30)
Class R Shares							
Six-month period ended 9-30-2014 (unaudited)	24.35	0.07	0.84	0.91	(0.02)	—	(0.02)
Year ended 3-31-2014	23.73	0.15	0.68	0.83	(0.21)	—	(0.21)
Year ended 3-31-2013	21.27	0.15	2.44	2.59	(0.13)	—	(0.13)
Year ended 3-31-2012	19.43	0.09	1.81	1.90	(0.06)	—	(0.06)
Year ended 3-31-2011	15.95	(0.01)	3.68	3.67	(0.19)	—	(0.19)
Year ended 3-31-2010	8.31	0.15	7.73	7.88	(0.24)	—	(0.24)
Class R6 Shares							
Six-month period ended 9-30-2014 (unaudited)[6]	26.13	0.04	(0.74)	(0.70)	(0.04)	—	(0.04)
Class Y Shares							
Six-month period ended 9-30-2014 (unaudited)	24.39	0.12	0.84	0.96	(0.09)	—	(0.09)
Year ended 3-31-2014	23.75	0.24	0.68	0.92	(0.28)	—	(0.28)
Year ended 3-31-2013	21.28	0.23	2.45	2.68	(0.21)	—	(0.21)
Year ended 3-31-2012	19.44	0.16	1.81	1.97	(0.13)	—	(0.13)
Year ended 3-31-2011	15.95	0.10	3.62	3.72	(0.23)	—	(0.23)
Year ended 3-31-2010	8.31	0.26	7.66	7.92	(0.28)	—	(0.28)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(6) For the period from July 31, 2014 (commencement of operations of the class) through September 30, 2014.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 9-30-2014 (unaudited)	$25.25	3.86%	$420	1.49%[4]	0.69%[4]	1.59%[4]	0.59%[4]	25%
Year ended 3-31-2014	24.35	3.65	384	1.56	0.67	1.66	0.57	73
Year ended 3-31-2013	23.73	12.32	341	1.64	0.71	1.68	0.67	43
Year ended 3-31-2012	21.27	9.88	276	1.73	0.45	—	—	55
Year ended 3-31-2011	19.42	23.00	247	1.79	0.16	—	—	65
Year ended 3-31-2010	15.95	94.78	178	2.09	1.51	—	—	72
Class B Shares[5]								
Six-month period ended 9-30-2014 (unaudited)	24.55	3.28	6	2.47[4]	(0.33)[4]	2.57[4]	(0.43)[4]	25
Year ended 3-31-2014	23.77	2.59	6	2.61	-0.28	2.71	-0.38	73
Year ended 3-31-2013	23.17	11.08	7	2.75	-0.29	2.79	-0.33	43
Year ended 3-31-2012	20.85	8.65	7	2.89	-0.62	—	—	55
Year ended 3-31-2011	19.20	21.51	8	3.01	-0.99	—	—	65
Year ended 3-31-2010	15.82	92.14	7	3.53	0.20	—	—	72
Class C Shares								
Six-month period ended 9-30-2014 (unaudited)	24.85	3.46	15	2.21[4]	(0.03)[4]	2.31[4]	(0.13)[4]	25
Year ended 3-31-2014	24.02	2.90	14	2.27	0.02	2.37	-0.08	73
Year ended 3-31-2013	23.42	11.50	15	2.35	0.03	2.39	-0.01	43
Year ended 3-31-2012	21.00	9.03	12	2.49	-0.28	—	—	55
Year ended 3-31-2011	19.27	22.07	12	2.56	-0.52	—	—	65
Year ended 3-31-2010	15.86	93.33	9	2.88	0.72	—	—	72
Class E Shares								
Six-month period ended 9-30-2014 (unaudited)	25.24	3.72	2	1.67[4]	0.49[4]	1.99[4]	0.17[4]	25
Year ended 3-31-2014	24.35	3.58	2	1.67	0.54	2.15	0.06	73
Year ended 3-31-2013	23.72	12.27	2	1.67	0.61	2.27	0.01	43
Year ended 3-31-2012	21.27	9.90	1	1.67	0.50	2.36	-0.19	55
Year ended 3-31-2011	19.43	23.12	1	1.67	0.16	2.52	-0.69	65
Year ended 3-31-2010	15.96	95.63	1	1.67	1.57	3.45	-0.21	72
Class I Shares								
Six-month period ended 9-30-2014 (unaudited)	25.37	4.09	8	1.02[4]	1.10[4]	1.12[4]	1.00[4]	25
Year ended 3-31-2014	24.50	4.20	9	1.02	1.18	1.12	1.08	73
Year ended 3-31-2013	23.85	12.95	7	1.09	1.06	1.12	1.03	43
Year ended 3-31-2012	21.37	10.46	3	1.15	1.15	—	—	55
Year ended 3-31-2011	19.52	23.84	5	1.16	0.97	—	—	65
Year ended 3-31-2010	16.00	96.35	4	1.27	0.34	—	—	72
Class R Shares								
Six-month period ended 9-30-2014 (unaudited)	25.24	3.72	2	1.65[4]	0.53[4]	1.75[4]	0.43[4]	25
Year ended 3-31-2014	24.35	3.58	1	1.66	0.62	1.76	0.52	73
Year ended 3-31-2013	23.73	12.23	2	1.71	0.69	1.75	0.65	43
Year ended 3-31-2012	21.27	9.84	1	1.73	0.49	—	—	55
Year ended 3-31-2011	19.43	23.17	1	1.70	-0.05	—	—	65
Year ended 3-31-2010	15.95	95.59	—*	1.73	1.27	—	—	72
Class R6 Shares								
Six-month period ended 9-30-2014 (unaudited)[6]	25.39	-2.70	3	0.86[4]	0.93[4]	0.96[4]	0.83[4]	25
Class Y Shares								
Six-month period ended 9-30-2014 (unaudited)	25.26	3.93	153	1.26[4]	0.92[4]	1.36[4]	0.82[4]	25
Year ended 3-31-2014	24.39	3.97	143	1.27	1.03	1.37	0.93	73
Year ended 3-31-2013	23.75	12.63	168	1.34	1.06	1.37	1.03	43
Year ended 3-31-2012	21.28	10.24	149	1.39	0.82	—	—	55
Year ended 3-31-2011	19.44	23.51	150	1.39	0.57	—	—	65
Year ended 3-31-2010	15.95	96.18	109	1.41	2.09	—	—	72

See Accompanying Notes to Financial Statements.

IVY SCIENCE AND TECHNOLOGY FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 9-30-2014 (unaudited)	$52.71	$(0.15)	$ 0.97	$ 0.82	$—	$ —	$ —
Year ended 3-31-2014	39.79	(0.30)	14.54	14.24	—	(1.32)	(1.32)
Year ended 3-31-2013	33.54	(0.27)	6.71	6.44	—	(0.19)	(0.19)
Year ended 3-31-2012	35.09	(0.32)	0.93	0.61	—	(2.16)	(2.16)
Year ended 3-31-2011	29.35	(0.25)	6.39	6.14	—	(0.40)	(0.40)
Year ended 3-31-2010	21.07	(0.07)	8.52	8.45	—	(0.17)	(0.17)
Class B Shares[5]							
Six-month period ended 9-30-2014 (unaudited)	45.73	(0.30)	0.84	0.54	—	—	—
Year ended 3-31-2014	34.92	(0.59)	12.72	12.13	—	(1.32)	(1.32)
Year ended 3-31-2013	29.69	(0.48)	5.90	5.42	—	(0.19)	(0.19)
Year ended 3-31-2012	31.58	(0.53)	0.77	0.24	—	(2.13)	(2.13)
Year ended 3-31-2011	26.62	(0.47)	5.75	5.28	—	(0.32)	(0.32)
Year ended 3-31-2010	19.19	(0.31)	7.74	7.43	—	—	—
Class C Shares							
Six-month period ended 9-30-2014 (unaudited)	47.21	(0.30)	0.87	0.57	—	—	—
Year ended 3-31-2014	35.99	(0.58)	13.12	12.54	—	(1.32)	(1.32)
Year ended 3-31-2013	30.57	(0.47)	6.08	5.61	—	(0.19)	(0.19)
Year ended 3-31-2012	32.41	(0.51)	0.80	0.29	—	(2.13)	(2.13)
Year ended 3-31-2011	27.29	(0.44)	5.91	5.47	—	(0.35)	(0.35)
Year ended 3-31-2010	19.65	(0.26)	7.93	7.67	—	(0.03)	(0.03)
Class E Shares							
Six-month period ended 9-30-2014 (unaudited)	52.57	(0.19)	0.96	0.77	—	—	—
Year ended 3-31-2014	39.74	(0.38)	14.53	14.15	—	(1.32)	(1.32)
Year ended 3-31-2013	33.48	(0.29)	6.74	6.45	—	(0.19)	(0.19)
Year ended 3-31-2012	35.04	(0.33)	0.92	0.59	—	(2.15)	(2.15)
Year ended 3-31-2011	29.33	(0.26)	6.38	6.12	—	(0.41)	(0.41)
Year ended 3-31-2010	21.05	(0.06)	8.52	8.46	—	(0.18)	(0.18)
Class I Shares							
Six-month period ended 9-30-2014 (unaudited)	56.87	(0.08)	1.05	0.97	—	—	—
Year ended 3-31-2014	42.72	(0.19)	15.66	15.47	—	(1.32)	(1.32)
Year ended 3-31-2013	35.88	(0.17)	7.20	7.03	—	(0.19)	(0.19)
Year ended 3-31-2012	37.36	(0.23)	1.01	0.78	—	(2.26)	(2.26)
Year ended 3-31-2011	31.16	(0.16)	6.80	6.64	—	(0.44)	(0.44)
Year ended 3-31-2010	22.33	0.01	9.05	9.06	—	(0.23)	(0.23)
Class R Shares							
Six-month period ended 9-30-2014 (unaudited)	52.04	(0.23)	0.96	0.73	—	—	—
Year ended 3-31-2014	39.42	(0.46)	14.40	13.94	—	(1.32)	(1.32)
Year ended 3-31-2013	33.32	(0.36)	6.65	6.29	—	(0.19)	(0.19)
Year ended 3-31-2012	34.93	(0.40)	0.92	0.52	—	(2.13)	(2.13)
Year ended 3-31-2011	29.27	(0.32)	6.37	6.05	—	(0.39)	(0.39)
Year ended 3-31-2010	21.02	(0.13)	8.52	8.39	—	(0.14)	(0.14)
Class R6 Shares							
Six-month period ended 9-30-2014 (unaudited)[6]	57.21	(0.02)	0.66	0.64	—	—	—
Class Y Shares							
Six-month period ended 9-30-2014 (unaudited)	55.20	(0.14)	1.01	0.87	—	—	—
Year ended 3-31-2014	41.60	(0.31)	15.23	14.92	—	(1.32)	(1.32)
Year ended 3-31-2013	35.03	(0.26)	7.02	6.76	—	(0.19)	(0.19)
Year ended 3-31-2012	36.54	(0.31)	0.98	0.67	—	(2.18)	(2.18)
Year ended 3-31-2011	30.54	(0.23)	6.65	6.42	—	(0.42)	(0.42)
Year ended 3-31-2010	21.90	(0.04)	8.87	8.83	—	(0.19)	(0.19)

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(6) For the period from July 31, 2014 (commencement of operations of the class) through September 30, 2014.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Loss to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 9-30-2014 (unaudited)	$53.53	1.56%	$1,943	1.26%[4]	-0.55%[4]	—%	—%	16%
Year ended 3-31-2014	52.71	35.99	1,998	1.26	-0.63	—	—	35
Year ended 3-31-2013	39.79	19.28	759	1.37	-0.79	—	—	43
Year ended 3-31-2012	33.54	3.01	549	1.39	-1.02	—	—	51
Year ended 3-31-2011	35.09	21.09	568	1.40	-0.83	—	—	47
Year ended 3-31-2010	29.35	40.13	437	1.50	-0.28	—	—	59
Class B Shares[5]								
Six-month period ended 9-30-2014 (unaudited)	46.27	1.18	69	2.02[4]	-1.30[4]	—	—	16
Year ended 3-31-2014	45.73	34.91	71	2.04	-1.42	—	—	35
Year ended 3-31-2013	34.92	18.37	40	2.17	-1.59	—	—	43
Year ended 3-31-2012	29.69	2.15	32	2.24	-1.86	—	—	51
Year ended 3-31-2011	31.58	19.98	31	2.29	-1.72	—	—	47
Year ended 3-31-2010	26.62	38.72	24	2.51	-1.29	—	—	59
Class C Shares								
Six-month period ended 9-30-2014 (unaudited)	47.78	1.21	870	1.96[4]	-1.25[4]	—	—	16
Year ended 3-31-2014	47.21	35.02	776	1.97	-1.34	—	—	35
Year ended 3-31-2013	35.99	18.47	278	2.07	-1.50	—	—	43
Year ended 3-31-2012	30.57	2.25	219	2.13	-1.76	—	—	51
Year ended 3-31-2011	32.41	20.17	230	2.15	-1.58	—	—	47
Year ended 3-31-2010	27.29	39.05	183	2.28	-1.07	—	—	59
Class E Shares								
Six-month period ended 9-30-2014 (unaudited)	53.34	1.46	18	1.43[4]	-0.72[4]	1.56[4]	-0.85[4]	16
Year ended 3-31-2014	52.57	35.80	17	1.43	-0.80	1.63	-1.00	35
Year ended 3-31-2013	39.74	19.31	9	1.43	-0.85	1.91	-1.33	43
Year ended 3-31-2012	33.48	3.00	6	1.43	-1.06	2.01	-1.64	51
Year ended 3-31-2011	35.04	21.03	6	1.43	-0.87	2.08	-1.52	47
Year ended 3-31-2010	29.33	40.21	4	1.43	-0.24	2.56	-1.37	59
Class I Shares								
Six-month period ended 9-30-2014 (unaudited)	57.84	1.71	1,728	0.98[4]	-0.27[4]	—	—	16
Year ended 3-31-2014	56.87	36.37	1,411	0.99	-0.36	—	—	35
Year ended 3-31-2013	42.72	19.70	322	1.04	-0.46	—	—	43
Year ended 3-31-2012	35.88	3.37	186	1.06	-0.69	—	—	51
Year ended 3-31-2011	37.36	21.48	182	1.07	-0.50	—	—	47
Year ended 3-31-2010	31.16	40.65	122	1.11	0.02	—	—	59
Class R Shares								
Six-month period ended 9-30-2014 (unaudited)	52.77	1.40	105	1.58[4]	-0.86[4]	—	—	16
Year ended 3-31-2014	52.04	35.56	105	1.59	-0.96	—	—	35
Year ended 3-31-2013	39.42	18.96	56	1.64	-1.07	—	—	43
Year ended 3-31-2012	33.32	2.76	42	1.64	-1.27	—	—	51
Year ended 3-31-2011	34.93	20.83	35	1.61	-1.06	—	—	47
Year ended 3-31-2010	29.27	39.95	19	1.64	-0.48	—	—	59
Class R6 Shares								
Six-month period ended 9-30-2014 (unaudited)[6]	57.85	1.12	9	0.82[4]	-0.20[4]	—	—	16
Class Y Shares								
Six-month period ended 9-30-2014 (unaudited)	56.07	1.58	1,007	1.23[4]	-0.52[4]	—	—	16
Year ended 3-31-2014	55.20	36.02	1,043	1.24	-0.61	—	—	35
Year ended 3-31-2013	41.60	19.40	552	1.29	-0.71	—	—	43
Year ended 3-31-2012	35.03	3.10	399	1.30	-0.93	—	—	51
Year ended 3-31-2011	36.54	21.18	445	1.31	-0.74	—	—	47
Year ended 3-31-2010	30.54	40.36	352	1.35	-0.13	—	—	59

See Accompanying Notes to Financial Statements.

1. ORGANIZATION

Ivy Funds, a Delaware statutory trust (the "Trust"), is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end management investment company. Ivy Asset Strategy Fund, Ivy Balanced Fund, Ivy Energy Fund, Ivy Global Natural Resources Fund, Ivy Global Real Estate Fund, Ivy Global Risk-Managed Real Estate Fund, Ivy Real Estate Securities Fund and Ivy Science and Technology Fund (each, a "Fund") are eight series of the Trust and are the only series of the Trust included in these financial statements. The investment objective(s), policies and risk factors of each Fund are described more fully in the Funds' Prospectus and Statement of Additional Information ("SAI"). Each Fund's investment manager is Ivy Investment Management Company ("IICO" or the "Manager").

Each Fund offers Class A, Class B, Class C, Class I, Class Y, and Class R shares. Effective January 1, 2014, the Funds' Class B shares are not available for purchase by new and existing investors. Class B shares will continue to be available for dividend reinvestment and exchanges from Class B shares of another fund within Ivy Funds. Certain Funds may also offer Class E shares. Class E shares are closed for all investments in the Ivy Balanced Fund and Ivy Energy Fund. Certain Funds may also offer Class R6 shares. Class A and Class E shares are sold at their offering price, which is normally net asset value ("NAV") plus a front-end sales charge. For Class A shares, a 1% contingent deferred sales charge ("CDSC") is only imposed on shares purchased at NAV for $1 million or more that are subsequently redeemed within 12 months of purchase. Class B and Class C shares are sold without a front-end sales charge, but may be subject to a CDSC. Class I, Class R, Class R6 and Class Y shares are sold without either a front-end sales charge or a CDSC. All classes of shares have identical rights and voting privileges with respect to the Fund in general and exclusive voting rights on matters that affect that class alone. Net investment income, net assets and NAV per share may differ due to each class having its own expenses, such as transfer agent and shareholder servicing fees, directly attributable to that class. Class A, B, C, E, R and Y have a distribution and service plan. Class I shares and Class R6 shares are not included in the plan. Class B shares will automatically convert to Class A shares 96 months after the date of purchase.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies consistently followed by each Fund.

Security Transactions and Related Investment Income. Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Realized gains and losses are calculated on the identified cost basis. Interest income is recorded on the accrual basis and includes paydown gain (loss) and accretion of discounts and amortization of premiums. Dividend income is recorded on the ex-dividend date, except certain dividends from foreign securities where the ex-dividend date may have passed, which are recorded as soon as the Fund is informed of the ex-dividend date. All or a portion of the distributions received from a real estate investment trust or publicly traded partnership may be designated as a reduction of cost of the related investment and/or realized gain.

Foreign Currency Translation. Each Fund's accounting records are maintained in U.S. dollars. All assets and liabilities denominated in foreign currencies are translated into U.S. dollars daily, using foreign exchange rates obtained from an independent pricing service authorized by the Board of Trustees of the Trust (the "Board"). Purchases and sales of investment securities and accruals of income and expenses are translated at the rate of exchange prevailing on the date of the transaction. For assets and liabilities other than investments in securities, net realized and unrealized gains and losses from foreign currency translation arise from changes in currency exchange rates. Each Fund combines fluctuations from currency exchange rates and fluctuations in value when computing net realized gain (loss) and net change in unrealized appreciation (depreciation) on investments. Foreign exchange rates typically are valued as of the close of the New York Stock Exchange ("NYSE"), normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

Allocation of Income, Expenses, Gains and Losses. Income, expenses (other than those attributable to a specific class), gains and losses are allocated on a daily basis to each class of shares based upon the relative proportion of net assets represented by such class. Operating expenses directly attributable to a specific class are charged against the operations of that class.

It is the policy of each Fund to distribute all of its taxable income and capital gains to its shareholders and otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, each Fund intends to pay distributions as required to avoid imposition of excise tax. Accordingly, no provision has been made for Federal income taxes. Management of the Trust periodically reviews all tax positions to assess that it is more likely than not that the position would be sustained upon examination by the relevant tax authority based on the technical merits of each position. As of and for the period ended September 30, 2014, management believes that no liability for unrecognized tax positions is required. The Funds are subject to examination by U.S. federal and state authorities for returns filed for tax years after 2009.

Dividends and Distributions to Shareholders. Dividends and distributions to shareholders are recorded by each Fund on the business day following record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America ("U.S. GAAP"). If the total dividends and distributions made in any tax year exceeds net investment income and accumulated realized capital gains, a portion of the total distribution may be treated as a tax return of capital.

Segregation and Collateralization. In cases in which the 1940 Act and the interpretive positions of the Securities and Exchange Commission ("SEC") require that a Fund either deliver collateral or segregate assets in connection with certain investments (e.g., dollar rolls, financial futures contracts, foreign currency exchange contracts, options written, securities with extended settlement periods and swaps), the Fund will segregate collateral or designate on its books and records cash or other liquid securities having a value at least equal to the amount that is required to be physically segregated for the benefit of the counterparty. Furthermore, based on requirements and agreements with certain exchanges and third party broker-dealers, each party has requirements to deliver/deposit cash or securities as collateral for certain investments. Certain countries require that cash reserves be held while investing in companies incorporated in that country. These cash reserves and cash collateral that has been pledged to cover obligations of the Funds under derivative contracts, if any, will be reported separately on the Statement of Assets and Liabilities as "Restricted cash." Securities collateral pledged for the same purpose, if any, is noted on the Schedule of Investments.

Concentration of Market and Credit Risk. In the normal course of business, the Funds invest in securities and enter into transactions where risks exist due to fluctuations in the market (market risk) or failure of the issuer of a security to meet all its obligations (issuer credit risk). The value of securities held by the Funds may decline in response to certain events, including those directly involving the issuers whose securities are owned by the Funds; conditions affecting the general economy; overall market changes; local, regional or global political, social or economic instability; and currency and interest rate and price fluctuations. Similar to issuer credit risk, the Funds may be exposed to counterparty credit risk, or the risk that an entity with which the Funds have unsettled or open transactions may fail to or be unable to perform on its commitments. The Funds manage counterparty credit risk by entering into transactions only with counterparties that they believe have the financial resources to honor their obligations and by monitoring the financial stability of those counterparties. Financial assets, which potentially expose the Funds to market, issuer and counterparty credit risks, consist principally of financial instruments and receivables due from counterparties. The extent of the Funds' exposure to market, issuer and counterparty credit risks with respect to these financial assets is generally approximated by their value recorded on the Funds' Statement of Assets and Liabilities, less any collateral held by the Funds.

Certain Funds may hold high-yield and/or non-investment-grade bonds, which may be subject to a greater degree of credit risk. Credit risk relates to the ability of the issuer to meet interest or principal payments or both as they become due. The Funds may acquire securities in default and are not obligated to dispose of securities whose issuers subsequently default.

Certain Funds may enter into financial instrument transactions (such as swaps, futures, options and other derivatives) that may have off-balance sheet market risk. Off-balance sheet market risk exists when the maximum potential loss on a particular financial instrument is greater than the value of such financial instrument, as reflected on the Statement of Assets and Liabilities.

If a Fund invests directly in foreign currencies or in securities that trade in, and receive revenues in, foreign currencies, or in financial derivatives that provide exposure to foreign currencies, it will be subject to the risk that those currencies will decline in value relative to the base currency of the Fund, or, in the case of hedging positions, that the Fund's base currency will decline in value relative to the currency being hedged. Currency rates in foreign countries may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates, intervention (or the failure to intervene) by U.S. or foreign governments, central banks or supranational entities such as the International Monetary Fund, or by the imposition of currency controls or other political developments in the United States or abroad.

Inflation-Indexed Bonds. Certain Funds may invest in inflation-indexed bonds. Inflation-indexed bonds are fixed-income securities whose principal value is periodically adjusted to the rate of inflation. The interest rate on these bonds is generally fixed at issuance at a rate lower than typical bonds. Over the life of an inflation-indexed bond, however, interest will be paid based on a principal value, which is adjusted for inflation. Any increase or decrease in the principal amount of an inflation-indexed bond will be included as interest income on the Statement of Operations, even though investors do not receive their principal until maturity.

Interest Only Obligations. These securities entitle the owner to receive only the interest portion from a bond, Treasury note or pool of mortgages. These securities are generally created by a third party separating a bond or pool of mortgages into distinct interest-only and principal-only securities. As the principal (par) amount of a bond or pool of mortgages is paid down, the amount of interest income earned by the owner will decline as well.

Loans. Certain Funds may invest in loans, the interest rates of which float or adjust periodically based upon a specified adjustment schedule, benchmark indicator, or prevailing interest rates of domestic or foreign corporations, partnerships and other entities ("Borrower"). Loans generally pay interest at rates which are periodically redetermined by reference to a base lending rate plus a premium. These base lending rates generally include prime rates of one or more major U.S. banks, LIBOR rates or certificates of deposit rates. Loans often require prepayments from excess cash flow or permit the borrower to repay at its election. The degree to which borrowers repay cannot be predicted with accuracy. As a result, the actual maturity may be substantially less than the stated maturities. Loans are exempt from registration under the Securities Act of 1933, may contain certain restrictions on resale, and cannot be sold publicly. A Fund's investments in loans may be in the form of participations in loans or assignments of all or a portion of loans from third parties.

When a Fund purchases assignments, it acquires all the rights and obligations under the loan agreement of the assigning lender. Assignments may, however, be arranged through private negotiations between potential assignees and potential assignors, and the rights and obligations acquired by the purchaser of an assignment may differ from, and be more limited than those held by the assigning lender. When a Fund purchases a participation of a loan interest, the Fund typically enters into a contractual agreement with the lender or other third party selling the participation. A participation interest in loans includes the right to receive payments of principal, interest and any fees to which it is entitled from the lender and only upon receipt by the lender of payments from the Borrower, but not from the Borrower directly. When investing in a participation interest, if a Borrower is unable to meet its obligations under a loan agreement, a Fund generally has no right to enforce compliance with the terms of the loan agreement. As a result, the Fund assumes the credit risk of the Borrower, the selling participant, and any other persons that are interpositioned between the Fund and the Borrower. If the lead lender in a typical lending syndicate becomes insolvent, enters Federal Deposit Insurance Corporation ("FDIC") receivership or, if not FDIC insured, enters into bankruptcy, the Fund may incur certain costs and delays in receiving payment or may suffer a loss of principal and/or interest.

Payment In-Kind Securities. Certain Funds may invest in payment in-kind securities ("PIKs"). PIKs give the issuer the option at each interest payment date of making interest payments in either cash or additional debt securities. Those additional debt securities usually have the same terms, including maturity dates and interest rates, and associated risks as the original bonds. The daily market quotations of the original bonds may include the accrued interest (referred to as a dirty price) and require a pro-rata adjustment from the unrealized appreciation or depreciation on investments to interest receivable on the Statement of Assets and Liabilities.

Securities on a When-Issued or Delayed Delivery Basis. Certain Funds may purchase securities on a "when-issued" basis, and may purchase or sell securities on a "delayed delivery" basis. "When-issued" or "delayed delivery" refers to securities whose terms and indenture are available and for which a market exists, but which are not available for immediate delivery. Delivery and payment for securities that have been purchased by a Fund on a when-issued basis normally take place within six months and possibly as long as two years or more after the trade date. During this period, such securities do not earn interest, are subject to market fluctuation and may increase or decrease in value prior to their delivery. The purchase of securities on a when-issued basis may increase the volatility of a Fund's NAV to the extent the Fund executes such transactions while remaining substantially fully invested. When a Fund engages in when-issued or delayed delivery transactions, it relies on the buyer or seller, as the case may be, to complete the transaction. Their failure to do so may cause the Fund to lose the opportunity to obtain or dispose of the security at a price and yield IICO, or the Fund's investment subadviser, as applicable, consider advantageous. The Fund maintains internally designated assets with a value equal to or greater than the amount of its purchase commitments. The Fund may also sell securities that it purchased on a when-issued or delayed delivery basis prior to settlement of the original purchase.

Custodian Fees. "Custodian fees" on the Statement of Operations may include interest expense incurred by a Fund on any cash overdrafts of its custodian account during the period. Such cash overdrafts may result from the effects of failed trades in portfolio securities and from cash outflows resulting from unanticipated shareholder redemption activity. A Fund pays interest to its custodian on such cash overdrafts, to the extent they are not offset by positive cash balances maintained by that Fund. The "Earnings credit" line item, if shown, represents earnings on cash balances maintained by that Fund during the period. Such interest expense and other custodian fees may be paid with these earnings.

Independent Trustees and Chief Compliance Officer Fees. Fees paid to the Independent Trustees can be paid in cash or deferred to a later date, at the election of the Trustee according to the Deferred Fee Agreement entered into between the Trust and the Trustee(s). Each Fund records its portion of the deferred fees as a liability on the Statement of Assets and Liabilities. All fees paid in cash plus any appreciation (depreciation) in the underlying deferred plan are shown on the Statement of Operations. Additionally, fees paid to the office of the Chief Compliance Officer of the Funds are shown on the Statement of Operations.

Indemnifications. The Trust's organizational documents provide current and former Trustees and Officers with a limited indemnification against liabilities arising in connection with the performance of their duties to the Trust. In the normal course of business, the Trust may also enter into contracts that provide general indemnification. The Trust's maximum exposure under these arrangements is unknown and is dependent on future claims that may be made against the Trust. The risk of material loss from such claims is considered remote.

Basis of Preparation. Each Fund is an investment company and follows accounting and reporting guidance in the Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 946 ("ASC 946"). The accompanying financial statements were prepared in accordance with U.S. GAAP, including but not limited to ASC 946. U.S. GAAP requires the use of estimates made by management. Management believes that estimates and valuations are appropriate; however, actual results may differ from those estimates, and the valuations reflected in the accompanying financial statements may differ from the value ultimately realized upon sale or maturity.

Subsequent Events. Management has performed a review for subsequent events through the date this report was issued.

3. INVESTMENT VALUATION AND FAIR VALUE MEASUREMENTS

Each Fund's investments are reported at fair value. Fair value is defined as the price that each Fund would receive upon selling an asset or would pay upon satisfying a liability in an orderly transaction between market participants at the measurement date. Each Fund calculates the NAV of its shares as of the close of the NYSE, normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

For purposes of calculating the NAV, the portfolio securities and other assets are valued on each business day using pricing and valuation methods as adopted by the Board. Where market quotes are readily available, fair value is generally determined on the basis of last reported sales prices, or if no sales are reported, based on quotes obtained from a quotation reporting system, established market makers, or pricing services.

Prices for fixed-income securities are typically based on quotes that are obtained from an independent pricing service authorized by the Board. To determine values of fixed-income securities, the independent pricing service utilizes such factors as current quotations by broker/dealers, coupon, maturity, quality, type of issue, trading characteristics, and other yield and risk factors it deems relevant in determining valuations. Securities that cannot be valued by the independent pricing service may be valued using quotes obtained from dealers that make markets in the securities.

Short-term securities with maturities of 60 days or less are valued on the basis of amortized cost (which approximates value), whereby a portfolio security is valued at its cost initially, and thereafter valued to reflect a constant amortization to maturity of any discount or premium.

Because many foreign markets close before the NYSE, events may occur between the close of the foreign market and the close of the NYSE that could have a material impact on the valuation of foreign securities. Waddell & Reed Services Company ("WRSCO"), pursuant to procedures adopted by the Board, evaluates the impact of these events and may adjust the valuation of foreign securities to reflect the fair value as of the close of the NYSE. In addition, all securities for which values are not readily available or are deemed unreliable are appraised at fair value as determined in good faith under the supervision of the Board.

Where market quotes are not readily available, portfolio securities or assets are valued at fair value, as determined in good faith by the Board or WRSCO pursuant to procedures approved by the Board.

Market quotes are considered not readily available in circumstances where there is an absence of current or reliable market-based data (e.g., trade information or broker quotes), including where events occur after the close of the relevant market, but prior to the NYSE close, that materially affect the values of a Fund's securities or assets. In addition, market quotes are considered not readily available when, due to extraordinary circumstances, the exchanges or markets on which the securities trade do not open for trading for the entire day and no other market prices are available.

The Board has delegated to WRSCO the responsibility for monitoring significant events that may materially affect the values of a Fund's securities or assets and for determining whether the value of the applicable securities or assets should be re-evaluated in light of such significant events. WRSCO has established a Valuation Committee to administer and oversee the valuation process, including the use of third party pricing vendors.

The Board has adopted methods for valuing securities and other assets in circumstances where market quotes are not readily available. For instances in which daily market quotes are not readily available, investments may be valued, pursuant to procedures established by the Board, with reference to other securities or indices. In the event that the security or asset cannot be valued pursuant to one of the valuation methods established by the Board, the value of the security or asset will be determined in good faith by the Valuation Committee in accordance with the procedures adopted by the Board.

When a Fund uses these fair valuation methods applied by WRSCO that use significant unobservable inputs to determine its NAV, securities will be priced by a method that the Board or persons acting at their direction believe accurately reflects fair value and are categorized as Level 3 of the fair value hierarchy. These methods may require subjective determinations about the value of a security. The prices used by a Fund may differ from the value that will ultimately be realized at the time the securities were sold.

WRSCO is responsible for monitoring the implementation of the pricing and valuation policies through a series of activities to provide reasonable comfort of the accuracy of prices including: 1) periodic vendor due diligence meetings to review methodologies, new developments, and process at vendors, 2) daily and monthly multi-source pricing comparisons reviewed and submitted to the Valuation Committee, and 3) daily review of unpriced, stale, and variance reports with exceptions reviewed by management and the Valuation Committee.

Accounting standards establish a framework for measuring fair value and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the reporting entity's own assumptions about the factors that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

An individual investment's fair value measurement is assigned a level based upon the observability of the inputs which are significant to the overall valuation.

The three-tier hierarchy of inputs is summarized as follows:

Level 1 – Observable input such as quoted prices, available in active markets, for identical assets or liabilities.

Level 2 – Significant other observable inputs, which may include, but are not limited to, quoted prices for similar assets or liabilities in markets that are active, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the assets or liabilities (such as interest rates, yield curves, volatilities, prepayment speeds, loss severities, credit risks and default rates) or other market corroborated inputs.

Level 3 – Significant unobservable inputs based on the best information available in the circumstances, to the extent observable inputs are not available, which may include assumptions made by the Board or persons acting at their direction that are used in determining the fair value of investments.

A description of the valuation techniques applied to the Funds' major classes of assets and liabilities measured at fair value on a recurring basis follows:

Asset-Backed Securities and Mortgage-Backed Securities. The fair value of asset-backed securities and mortgage-backed securities are estimated using recently executed transactions and based on models that consider the estimated cash flows of each debt tranche of the issuer, establish a benchmark yield, and develop an estimated tranche specific spread to the benchmark yield based on the unique attributes of the tranche including, but not limited to, the prepayment speed assumptions and attributes of the collateral. To the extent the inputs are observable and timely, the values would be categorized in Level 2 of the fair value hierarchy, and otherwise they would be categorized as Level 3.

Bullion. The fair value of bullion is at the last settlement price at the end of each day on the board of trade or exchange upon which they are traded and are categorized in Level 1 of the fair value hierarchy.

Corporate Bonds. The fair value of corporate bonds is estimated using various techniques, which consider recently executed transactions in securities of the issuer or comparable issuers, market price quotations (where observable), bond spreads, fundamental data relating to the issuer, and credit default swap spreads adjusted for any basis difference between cash and derivative instruments. While most corporate bonds are categorized in Level 2 of the fair value hierarchy, in instances where lower relative weight is placed on transaction prices, quotations, or similar observable inputs, they are categorized in Level 3 of the fair value hierarchy.

Derivative Instruments. Forward foreign currency contracts are valued based upon the closing prices of the forward currency rates determined at the close of the NYSE provided by an independent pricing service. Swaps are valued by an independent pricing service unless the price is unavailable, in which case they are valued at the price provided by a dealer in that security. Futures contracts traded on an exchange are generally valued at the settlement price. Listed options are ordinarily valued at the mean of the last bid and ask price provided by an independent pricing service unless the price is unavailable, in which case they are valued at a quotation obtained from a broker-dealer. Over-the-counter ("OTC") options are ordinarily valued at the mean of the last bid and ask price provided by an independent pricing service for a comparable listed option unless such a price is unavailable, in which case they are valued at a quotation obtained from a broker-dealer. If no comparable listed option exists from which to obtain a price from an independent pricing service and a quotation cannot be obtained from a broker-dealer, the OTC option will be valued using a model reasonably designed to provide a current market price.

Listed derivatives that are actively traded are valued based on quoted prices from the exchange and are categorized in Level 1 of the fair value hierarchy. OTC derivative contracts include forward foreign currency contracts, swap agreements, and option contracts related to interest rates, foreign currencies, credit standing of reference entities, equity prices, or commodity prices. Depending on the product and the terms of the transaction, the fair value of the OTC derivative products are modeled taking into account the counterparties' creditworthiness and using a series of techniques, including simulation models. Many pricing models do not entail material subjectivity because the methodologies employed do not necessitate significant judgments and the pricing inputs are observed from actively quoted markets, as is the case with interest rate swap and option contracts. OTC derivative products valued using pricing models with significant observable inputs are categorized within Level 2 of the fair value hierarchy.

Equity Securities. Equity securities traded on U.S. or foreign securities exchanges or included in a national market system are valued at the official closing price at the close of each business day unless otherwise stated below. OTC equity securities and listed securities for which no price is readily available are valued at the average of the last bid and asked prices.

Mutual funds, including investment funds, typically are valued at the NAV reported as of the valuation date.

Securities that are stated at the last reported sales price or closing price on the day of valuation taken from the primary exchange where the security is principally traded and to the extent these securities are actively traded and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy.

Foreign securities, for which the primary trading market closes at the same time or after the NYSE, are valued based on quotations from the primary market in which they are traded and categorized in Level 1. Because many foreign securities markets and exchanges close prior to the close of the NYSE, closing prices for foreign securities in those markets or on those exchanges do not reflect the events that occur after that close. Certain foreign securities may be fair valued using a pricing service that considers the correlation of the trading patterns of the foreign security to the intra-day trading in the U.S. markets for investments such as American Depositary Receipts, financial futures, exchange-traded funds, and the movement of certain indices of securities based on a statistical analysis of their historical relationship; such valuations generally are categorized in Level 2.

Preferred stock, repurchase agreements, and other equities traded on inactive markets or valued by reference to similar instruments are also generally categorized in Level 2.

Loans. Loans are valued using a price or composite price from one or more brokers or dealers as obtained from an independent pricing service. The fair value of loans is estimated using recently executed transactions, market price quotations, credit/market events, and cross-asset pricing. Inputs are generally observable market inputs obtained from independent sources. Loans are generally categorized in Level 2 of the fair value hierarchy, unless key inputs are unobservable in which case they would be categorized as Level 3.

Municipal Bonds. Municipal bonds are fair valued based on pricing models that take into account, among other factors, information received from market makers and broker-dealers, current trades, bid-wants lists, offerings, market movements, the callability of the bond, state of issuance, benchmark yield curves, and bond insurance. To the extent that these inputs are observable and timely, the fair values of municipal bonds would be categorized as Level 2; otherwise the fair values would be categorized as Level 3.

Restricted Securities. Restricted securities that are deemed to be both Rule 144A securities and illiquid, as well as restricted securities held in non-public entities, are included in Level 3 of the fair value hierarchy because they trade infrequently, and, therefore, the inputs are unobservable. Restricted securities that are valued at a discount to similar publicly traded securities may be categorized as Level 2 of the fair value hierarchy to the extent that the discount is considered to be insignificant to the fair value measurement in its entirety; otherwise they may be categorized as Level 3.

U.S. Government and Agency Securities. U.S. government and agency securities are normally valued using a model that incorporates market observable data such as reported sales of similar securities, broker quotes, yields, bids, offers, quoted market prices, and reference data. Accordingly, U.S. government and agency securities are normally categorized in Level 1 or 2 of the fair value hierarchy depending on the liquidity and transparency of the market.

Transfers from Level 2 to Level 3 occurred primarily due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred primarily due to the increased availability of observable market data due to increased market activity or information. Transfers between levels represent the values as of the beginning of the reporting period.

For fair valuations using unobservable inputs, U.S. GAAP requires a reconciliation of the beginning to ending balances for reported fair values that presents changes attributable to total realized and unrealized gains or losses, purchases and sales, and transfers in or out of the Level 3 category during the period. The beginning of period timing recognition is used for the transfers between Levels of the Funds' assets and liabilities. In accordance with the requirements of U.S. GAAP, a fair value hierarchy and Level 3 reconciliation, if any, have been included in the Notes to the Schedule of Investments for each respective Fund.

Net realized gain (loss) and net unrealized appreciation (depreciation), shown on the reconciliation of Level 3 investments if applicable, are included on the Statement of Operations in net realized gain (loss) on investments in unaffiliated securities and in net change in unrealized appreciation (depreciation) on investments in unaffiliated securities, respectively. Additionally, the net change in unrealized appreciation for all Level 3 investments still held as of September 30, 2014, if applicable, is included on the Statement of Operations in net change in unrealized appreciation (depreciation) on investments in unaffiliated securities.

The Funds may own different types of assets that are classified as Level 2 or Level 3. Assets classified as Level 2 can have a variety of observable inputs, including, but not limited to, benchmark yields, reported trades, broker quotes, benchmark securities, and bid/offer quotations. These observable inputs are collected and utilized, primarily by an independent pricing service, in different evaluated pricing approaches depending upon the specific asset to determine a value.

4. DERIVATIVE INSTRUMENTS ($ amounts in thousands unless indicated otherwise)

The following disclosures contain information on why and how the Funds use derivative instruments, the associated risks of investing in derivative instruments, and how derivative instruments affect the Funds' financial positions and results of operations when presented by primary underlying risk exposure.

Forward Foreign Currency Contracts. Certain Funds may enter into forward foreign currency contracts ("forward contracts") for the purchase or sale of a foreign currency at a negotiated rate at a future date. Forward contracts are reported on a schedule following the Schedule of Investments. Forward contracts will be valued daily based upon the closing prices of the forward currency rates provided by an independent pricing service determined at the close of the NYSE as provided by a bank, dealer or independent pricing service. The resulting unrealized appreciation and depreciation is reported on the Statement of Assets and Liabilities as a receivable or payable and on the Statement of Operations within the change in unrealized appreciation (depreciation). At contract close, the difference between the original cost of the contract and the value at the close date is recorded as a realized gain (loss) on the Statement of Operations.

Risks to a Fund related to the use of such contracts include both market and credit risk. Market risk is the risk that the value of the forward contract will depreciate due to unfavorable changes in the exchange rates. Credit risk arises from the possibility that the counterparty will default. If the counterparty defaults, a Fund's maximum loss will consist of the aggregate unrealized gain on appreciated contracts that is not collateralized.

Futures Contracts. Certain Funds may engage in buying and selling futures contracts. Upon entering into a futures contract, the Fund is required to deposit, in a segregated account, an amount equal to a varying specified percentage of the contract amount. This amount is known as the initial margin. Subsequent payments (variation margins) are made or received by the Fund each day, dependent on the daily fluctuations in the value of the underlying debt security or index.

Futures contracts are reported on a schedule following the Schedule of Investments. Securities held in collateralized accounts to cover initial margin requirements on open futures contracts are identified on the Schedule of Investments. Cash held by the broker to cover initial margin requirements on open futures contracts and the receivable and/or payable for the daily mark to market for the variation margin are noted on the Statement of Assets and Liabilities. The net change in unrealized appreciation (depreciation) is reported on the Statement of Operations. Realized gains (losses) are reported on the Statement of Operations at the closing or expiration of futures contracts.

Risks of entering into futures contracts include the possibility of loss of securities or cash held as collateral, that there may be an illiquid market where the Fund is unable to close the contract or enter into an offsetting position and, if used for hedging purposes, the risk that the price of the contract will correlate imperfectly with the prices of the Fund's securities.

Option Contracts. Options purchased by a Fund are accounted for in the same manner as portfolio securities. The cost of instruments acquired through the exercise of call options is increased by the premium paid to purchase the call. The proceeds from instruments sold through the exercise of put options are decreased by the premium paid to purchase the put.

When a Fund writes (sells) an option, an amount equal to the premium received by the Fund is recorded as a liability. The amount of the liability is subsequently adjusted to reflect the current value of the option written. When an option expires on its stipulated expiration date or a Fund enters into a closing purchase transaction, the Fund realizes a gain (or loss if the cost of a closing purchase transaction exceeds the premium received when the call option was sold), and the liability related to such option is extinguished. When a written call option is exercised, the premium is added to the proceeds from the sale of the underlying instrument in determining whether a Fund has realized a gain or loss. For each Fund, when a written put is exercised, the cost basis of the instruments purchased by a Fund is reduced by the amount of the premium received.

Investments in options, whether purchased or written, involve certain risks. Writing put options and purchasing call options may increase a Fund's exposure to the underlying instrument. With written options, there may be times when a Fund will be required to purchase or sell instruments to meet its obligation under the option contract where the required action is not beneficial to the Fund, due to unfavorable movement of the market price of the underlying instrument. Additionally, to the extent a Fund enters into OTC option transactions with counterparties, the Fund will be exposed to the risk that counterparties to these OTC transactions will be unable to meet their obligations under the terms of the transaction.

Swap Agreements. Certain Funds may invest in swap agreements.

Total return swaps involve a commitment to pay periodic interest payments in exchange for a market-linked return based on a security or a basket of securities representing a variety of securities or a particular index. To the extent the total return of the security, index or other financial measure underlying the transaction exceeds or falls short of the offsetting interest rate obligation, the Fund will receive a payment from or make a payment to the counterparty.

The creditworthiness of the counterparty with which a Fund enters into a swap agreement is monitored by IICO. If a firm's creditworthiness declines, the value of the agreement would likely decline, potentially resulting in losses. If a default occurs by the counterparty to such a transaction, the Fund will have contractual remedies pursuant to the agreement related to the transaction. The maximum loss a Fund may incur consists of the aggregate unrealized gain on appreciated contracts that is not collateralized.

Collateral and rights of offset. A Fund may mitigate credit risk with respect to OTC derivative counterparties through credit support annexes ("CSA") included with an International Swaps and Derivatives Association, Inc. ("ISDA") Master Agreement which is the standard contract governing most derivative transactions between the Fund and each of its counterparties. The CSA allows the Fund and its counterparty to offset certain derivative financial instruments' payables and/or receivables against each other and/or with collateral, which is generally held by the Fund's custodian. The amount of collateral moved to/from applicable counterparties is based upon minimum transfer amounts specified in the CSA. To the extent amounts due to the Fund from its counterparties are not fully collateralized contractually or otherwise, the Fund bears the risk of loss from counterparty non-performance. See Note 2 "Segregation and Collateralization" for additional information with respect to collateral practices.

Offsetting of Assets and Liabilities. FASB Accounting Standards Update 2011-11, Disclosures about Offsetting Assets and Liabilities, requires an entity that has financial instruments that are either (1) offset or (2) subject to an enforceable master netting arrangement or similar agreement to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position.

The following tables present financial instruments subject to master netting agreements as of September 30, 2014:

Assets

Fund	Gross Amounts of Recognized Assets	Gross Amounts Offset on the Statement of Assets and Liabilities	Net Amounts of Assets Presented on the Statement of Assets and Liabilities	Gross Amounts Not Offset on the Statement of Assets and Liabilities			Net Amount Receivable
				Financial Instruments and Derivatives Available for Offset	Non-Cash Collateral Received	Cash Collateral Received	
Asset Strategy Fund							
Investments in unaffiliated securities at value*	$13,167	$—	$13,167	$(8,689)	$—	$(530)	$3,948
Unrealized appreciation on forward foreign currency contracts[1]	19,057	—	19,057	—	(18,082)	—	975
Unrealized appreciation on swap agreements	4,214	—	4,214	—	(4,214)	—	—
Total	$36,438	$—	$36,438	$(8,689)	$(22,296)	$(530)	$4,923
Global Natural Resources Fund							
Unrealized appreciation on forward foreign currency contracts	$3,605	$—	$3,605	$—	$(3,151)	$—	$454
Science and Technology Fund							
Investments in unaffiliated securities at value*	$2,412	$—	$2,412	$(1,864)	$—	$—	$548

*Purchased options are reported as investments in unaffiliated securities on the Statement of Assets and Liabilities.
[1] Amounts include forward currency contracts that have an offset to an open and close contract, but have not settled. These amounts are included on the Statement of Assets and Liabilities line item for Investment securities sold receivable.

Liabilities

Fund	Gross Amounts of Recognized Liabilities	Gross Amounts Offset on the Statement of Assets and Liabilities	Net Amounts of Liabilities Presented on the Statement of Assets and Liabilities	Gross Amounts Not Offset on the Statement of Assets and Liabilities			Net Amount Payable
				Financial Instruments and Derivatives Available for Offset	Non-Cash Collateral Pledged	Cash Collateral Pledged	
Asset Strategy Fund							
Unrealized depreciation on swap agreements	$20,964	$—	$20,964	$—	$(7,796)	$—	$13,168
Written options at value	28,211	—	28,211	(8,689)	(19,522)	—	—
Total	$49,175	$—	$49,175	$(8,689)	$(27,318)	$—	$13,168
Science and Technology Fund							
Written options at value	$1,864	$—	$1,864	$(1,864)	$—	$—	$—

Additional Disclosure Related to Derivative Instruments

Fair values of derivative instruments as of September 30, 2014:

Fund	Type of Risk Exposure	Assets: Statement of Assets & Liabilities Location	Assets: Value	Liabilities: Statement of Assets & Liabilities Location	Liabilities: Value
Ivy Asset Strategy Fund	Equity	Investments in unaffiliated securities at value*	$27,085	Written options at value	$55,525
	Equity	Unrealized appreciation on swap agreements	4,214	Unrealized depreciation on swap agreements	20,964
	Foreign currency	Unrealized appreciation on forward foreign currency contracts	17,025		—
Ivy Global Natural Resources Fund	Foreign currency	Unrealized appreciation on forward foreign currency contracts	3,605		—
Ivy Science and Technology Fund	Equity	Investments in unaffiliated securities at value*	2,412	Written options at value	1,864

** Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.*

Amount of realized gain (loss) on derivatives recognized on the Statement of Operations for the period ended September 30, 2014:

		Net realized gain (loss) on:					
Fund	Type of Risk Exposure	Investments in unaffiliated securities*	Swap agreements	Futures contracts	Written options	Forward foreign currency contracts	Total
Ivy Asset Strategy Fund	Equity	$(93,996)	$14,636	$(309)	$76,143	$ —	$(3,526)
	Foreign currency	—	—	—	—	(6,252)	(6,252)
Ivy Global Natural Resources Fund	Foreign currency	—	—	—	—	(2,042)	(2,042)
Ivy Science and Technology Fund	Equity	(604)	—	—	101	—	(503)

** Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.*

Change in unrealized appreciation (depreciation) on derivatives recognized on the Statement of Operations for the period ended September 30, 2014:

		Net change in unrealized appreciation (depreciation) on:					
Fund	Type of Risk Exposure	Investments in unaffiliated securities*	Swap agreements	Futures contracts	Written options	Forward foreign currency contracts	Total
Ivy Asset Strategy Fund	Equity	$(11,357)	$(16,750)	$—	$(4,137)	$ —	$(32,244)
	Foreign currency	—	—	—	—	(19,207)	(19,207)
Ivy Global Natural Resources Fund	Foreign currency	—	—	—	—	5,445	5,445
Ivy Science and Technology Fund	Equity	(155)	—	—	(91)	—	(246)

** Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.*

During the period ended September 30, 2014, the average derivative volume was as follows:

Fund	Long forward contracts(1)	Short forward contracts(1)	Long futures contracts(1)	Short futures contracts(1)	Swap agreements(2)	Purchased options(1)	Written options(1)
Ivy Asset Strategy Fund	$1,953,479	$1,945,809	$—	$—	$1,555,333	$53,215	$37,158
Ivy Global Natural Resources Fund	159,591	159,459	—	—	—	—	—
Ivy Science and Technology Fund	—	—	—	—	—	603	369

(1) Average value outstanding during the period.

(2) Average notional amount outstanding during the period.

Objectives and Strategies

Ivy Asset Strategy Fund. The Fund's objectives in using derivatives during the period included hedging market risk on equity securities, increasing exposure to various equity markets, managing exposure to various foreign currencies, and hedging certain event risks on positions held by the Fund. To achieve the objective of hedging market risk and increasing exposure to equity markets, the Fund utilized total return swaps and option contracts on foreign and domestic equity indices. To manage foreign currency exposure, the Fund utilized forward foreign currency contracts and option contracts to either increase or decrease exposure to a given currency. To manage event risks, the Fund utilized option contracts, both written and purchased, on individual equity securities owned by the Fund.

Ivy Global Natural Resources Fund. The Fund's objective in using derivatives during the period was to manage the exposure to various foreign currencies. To achieve this objective, the Fund utilized forward foreign currency contracts to either increase or decrease exposure to a given currency.

Ivy Science and Technology Fund. The Fund's objective in using derivatives during the period was to hedge market risk on securities in its portfolio. To achieve this objective, the Fund utilized options, both written and purchased, on individual equity securities owned by the Fund and on domestic equity indices.

5. WRITTEN OPTION ACTIVITY ($ amounts in thousands)

Transactions in written options were as follows:

Fund	Outstanding at 3-31-14	Options written	Options closed	Options exercised	Options expired	Outstanding at 9-30-14
Ivy Asset Strategy Fund						
Number of Contracts	254,312	14,714,213	(14,472,012)	(23,839)	(431,621)	41,053
Premium Received	$ 60,246	$ 127,178	$ (50,982)	$ (660)	$ (63,784)	$71,998
Ivy Science and Technology Fund						
Number of Contracts	—	42,633	(9,930)	—	—	32,703
Premium Received	$ —	$ 2,545	$ (772)	$ —	$ —	$ 1,773

6. BASIS FOR CONSOLIDATION OF THE IVY ASSET STRATEGY FUND

Ivy ASF II, Ltd. (the "Subsidiary"), a Cayman Islands exempted company, was incorporated as a wholly owned subsidiary acting as an investment vehicle for the Ivy Asset Strategy Fund (referred to as "the Fund" in this subsection). Ivy ASF III (SBP), LLC and Ivy ASF, LLC (each a "Company", collectively "the Companies"), Delaware limited liability companies, were incorporated as wholly owned companies acting as investment vehicles for the Fund. Each Subsidiary and Company acts as an investment vehicle for the Fund, in order to effect certain investments for the Fund consistent with the Fund's investment objectives and policies as specified in its prospectus and SAI.

The Fund's investment portfolio has been consolidated and includes the portfolio holdings of the Fund, its Subsidiary and the Companies. The consolidated financial statements include the accounts of the Fund and its Subsidiary and the Companies. All inter-company transactions and balances have been eliminated. A subscription agreement was entered into between the Fund and its Subsidiary and each Company comprising the entire issued share capital of the Subsidiary and each Company with the intent that the Fund will remain the sole shareholder and retain all rights. Under the Articles of Association, shares issued by the Subsidiary and each Company confer upon a shareholder the right to receive notice of, to attend and to vote at general meetings of the Subsidiary and each Company and shall confer upon the shareholder rights in a winding-up or repayment of capital and the right to participate in the profits or assets of the Subsidiary and each Company.

See the table below for details regarding the structure, incorporation and relationship as of September 30, 2014 of each Subsidiary and Company to the Fund (amounts in thousands).

Subsidiary/Company	Date of Incorporation	Subscription Agreement	Fund Net Assets	Subsidiary Net Assets	Percentage of Fund Net Assets
Ivy ASF II, Ltd.	1-31-13	4-10-13	$32,679,810	$1,853,235	5.67%
Ivy ASF III (SBP), LLC	4-9-13	4-23-13	32,679,810	818,645	2.51
Ivy ASF, LLC	12-10-12	12-18-12	32,679,810	355,787	1.09

7. INVESTMENT MANAGEMENT AND PAYMENTS TO AFFILIATED PERSONS ($ amounts in thousands unless indicated otherwise)

Management Fees. IICO, a wholly owned subsidiary of Waddell & Reed Financial, Inc. ("WDR"), serves as each Fund's investment manager. The management fee is accrued daily by each Fund at the following annual rates as a percentage of average daily net assets:

Fund (M - Millions)	$0 to $500M	$500 to $1,000M	$1,000 to $2,000M	$2,000 to $3,000M	Over $3,000M
Ivy Asset Strategy Fund	0.700%	0.700%	0.650%	0.600%	0.550%
Ivy Balanced Fund	0.700	0.700	0.650	0.600	0.550
Ivy Energy Fund	0.850	0.850	0.830	0.800	0.760
Ivy Global Natural Resources Fund	1.000	0.850	0.830	0.800	0.760
Ivy Global Real Estate Fund	0.950	0.950	0.920	0.870	0.840
Ivy Global Risk-Managed Real Estate Fund	0.950	0.950	0.920	0.870	0.840
Ivy Real Estate Securities Fund	0.900	0.900	0.870	0.840	0.800
Ivy Science and Technology Fund	0.850	0.850	0.830	0.800	0.760

For Funds managed solely by IICO, IICO has voluntarily agreed to waive a Fund's management fee on any day that the Fund's net assets are less than $25 million, subject to IICO's right to change or modify this waiver. See Expense Reimbursements and/or Waivers below for amounts waived during the period ended September 30, 2014.

IICO has entered into Subadvisory Agreements with the following entities on behalf of certain Funds:

Under an agreement between IICO and Advantus Capital Management, Inc. ("Advantus"), Advantus serves as subadviser to Ivy Real Estate Securities Fund. Under an agreement between IICO and LaSalle Investment Management Securities, LLC ("LaSalle US"), LaSalle US serves as subadviser to Ivy Global Real Estate Fund and Ivy Global Risk-Managed Real Estate Fund. Each subadviser makes investment decisions in accordance with the Fund's investment objectives, policies and restrictions under the supervision of IICO and the oversight of the Board. IICO pays all costs applicable of the subadvisers.

Accounting Services Fees. The Trust has an Accounting and Administrative Services Agreement with WRSCO, doing business as WI Services Company ("WISC"), an indirect subsidiary of WDR. Under the agreement, WISC acts as the agent in providing bookkeeping and accounting services and assistance to the Trust, including maintenance of Fund records, pricing of Fund shares and preparation of certain shareholder reports. For these services, each Fund pays WISC a monthly fee of one-twelfth of the annual fee based on the average net asset levels shown in the following table:

(M - Millions)	$0 to $10M	$10 to $25M	$25 to $50M	$50 to $100M	$100 to $200M	$200 to $350M	$350 to $550M	$550 to $750M	$750 to $1,000M	Over $1,000M
Annual Fee Rate	$0.00	$11.50	$23.10	$35.50	$48.40	$63.20	$82.50	$96.30	$121.60	$148.50

In addition, for each class of shares in excess of one, each Fund pays WISC a monthly per-class fee equal to 2.5% of the monthly accounting services base fee.

Administrative Fee. Each Fund also pays WISC a monthly fee at the annual rate of 0.01%, or one basis point, for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion. This fee is voluntarily waived by WISC until a Fund's net assets are at least $10 million and is included in "Accounting services fee" on the Statement of Operations.

Shareholder Servicing. General. Under the Shareholder Servicing Agreement between the Trust and WISC, with respect to Class A, Class B, Class C and Class E shares, for each shareholder account that was in existence at any time during the prior month, each Fund pays a monthly fee that ranges from $1.5042 to $1.6958 per account; however, WISC has agreed to reduce that fee if the number of total shareholder accounts within the Complex (Waddell & Reed Advisors Funds, InvestEd Portfolios and Ivy Funds) reaches certain levels. Effective June 6, 2011 for Class R shares, each Fund pays a monthly fee equal to one-twelfth of 0.25 of 1% of the average daily net assets of the class for the preceding month. Prior to June 6, 2011 the fee was 0.20 of 1%. For Class I and Class Y shares, each Fund pays a monthly fee equal to one-twelfth of 0.15 of 1% of the average daily net assets of the class for the preceding month. For Class R6 shares, each Fund pays WISC a monthly fee equal to one-twelfth of 0.01 of 1% of the average daily net assets of the class for the preceding month. Each Fund also reimburses WISC for certain out-of-pocket costs for all classes.

Networked accounts. For certain networked accounts (that is, those accounts whose Fund shares are purchased through certain financial intermediaries), WISC has agreed to reduce its per account fees charged to the Funds to $0.50 per month per shareholder account. Additional fees may be paid by the Funds to those intermediaries. If the aggregate annual rate of the WISC transfer agent fee and the costs charged by the financial services companies exceeds $18.00 per account for a Fund, WISC will reimburse the Fund the amount in excess of $18.00.

Broker accounts. Certain broker-dealers that maintain shareholder accounts with each Fund through an omnibus account provide transfer agent and other shareholder-related services that would otherwise be provided by WISC if the individual accounts that comprise the omnibus account were opened by their beneficial owners directly. Each Fund may pay such broker-dealers a per account fee for each open account within the omnibus account, or a fixed rate fee, based on the average daily NAV of the omnibus account (or a combination thereof).

Distribution and Service Plan. Class A and Class E Shares. Under a Distribution and Service Plan adopted by the Trust pursuant to Rule 12b–1 under the 1940 Act (the "Distribution and Service Plan"), each Fund may pay a distribution and/or service fee to Ivy Funds Distributors, Inc. ("IFDI") for Class A and Class E shares in an amount not to exceed 0.25% of the Fund's average annual net assets. The fee is to be paid to compensate IFDI for amounts it expends in connection with the distribution of the Class A and Class E shares and/or provision of personal services to Fund shareholders and/or maintenance of shareholder accounts of that class.
Class B and Class C Shares. Under the Distribution and Service Plan, each Fund may pay IFDI a service fee not to exceed 0.25% and a distribution fee not to exceed 0.75% of the Fund's average annual net assets for Class B and Class C shares to compensate IFDI for its services in connection with the distribution of shares of that class and/or provision of personal services to Class B or Class C shareholders and/or maintenance of shareholder accounts of that class.
Class R Shares. Under the Distribution and Service Plan, each Fund may pay IFDI a fee of up to 0.50%, on an annual basis, of the average daily net assets of the Fund's Class R shares to compensate IFDI for, either directly or through third parties, distributing the Class R shares of that Fund, providing personal services to Class R shareholders and/or maintaining Class R shareholder accounts.
Class Y Shares. Under the Distribution and Service Plan, each Fund may pay IFDI a fee of up to 0.25%, on an annual basis, of the average daily net assets of the Fund's Class Y shares to compensate IFDI for, either directly or through third parties, distributing the Class Y shares of that Fund, providing personal services to Class Y shareholders and/or maintaining Class Y shareholder accounts.

Sales Charges. As principal underwriter for the Trust's shares, IFDI receives sales commissions (which are not an expense of the Trust) for sales of Class A and Class E shares. A CDSC may be assessed against a shareholder's redemption amount of Class B, Class C or certain Class A and Class E shares and is paid to IFDI. During the period ended September 30, 2014, IFDI received the following amounts in sales commissions and CDSCs:

	Gross Sales Commissions	CDSC Class A	Class B	Class C	Class E	Commissions Paid[1]
Ivy Asset Strategy Fund	$1,893	$151	$493	$485	$—	$5,752
Ivy Balanced Fund	685	3	53	42	—	1,058
Ivy Energy Fund	163	—*	3	2	—	177
Ivy Global Natural Resources Fund	300	1	23	4	—	311
Ivy Global Real Estate Fund	17	—	—	—*	—	15
Ivy Global Risk-Managed Real Estate Fund	26	—	—	—*	—	24
Ivy Real Estate Securities Fund	226	1	3	1	—	216
Ivy Science and Technology Fund	884	7	42	92	—	1,601

* Not shown due to rounding.

(1) IFDI reallowed/paid this portion of the sales charge to financial advisors and selling broker-dealers.

Expense Reimbursements and/or Waivers. Fund and class expense limitations and related waivers/reimbursements for the period ended September 30, 2014 were as follows:

Fund Name	Share Class Name	Type of Expense Limit	Commencement Date	End Date	Expense Limit	Amount of Expense Waiver/ Reimbursement	Expense Reduced
Ivy Asset Strategy Fund	Class E	Contractual	8-1-2008	7-31-2015	1.00%	$ 36	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2015	Not to exceed Class A	$240	12b-1 Fees and/or Shareholder Servicing
Ivy Balanced Fund	Class Y	Contractual	8-1-2011	7-31-2015	Not to exceed Class A	$ —	N/A
Ivy Energy Fund	Class Y	Contractual	8-1-2011	7-31-2015	Not to exceed Class A	$ —	N/A
Ivy Global Natural Resources Fund	Class E	Contractual	8-1-2008	7-31-2015	1.27%	$ 26	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2015	Not to exceed Class A	$ —	N/A
Ivy Global Real Estate Fund	All Classes	Contractual	4-1-2013	7-31-2015	N/A	$ 12[1]	Investment Management Fee
	Class A	Contractual	4-1-2013	7-31-2015	1.51%	$ 80	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	4-1-2013	7-31-2015	Not to exceed Class A	$ 1	12b-1 Fees and/or Shareholder Servicing
Ivy Global Risk-Managed Real Estate Fund	Class A	Contractual	4-1-2013	7-31-2015	1.51%	$ 59	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	4-1-2013	7-31-2015	Not to exceed Class A	$ 5	12b-1 Fees and/or Shareholder Servicing
Ivy Real Estate Securities Fund	All Classes	Contractual	12-3-2012	7-31-2015	N/A	$307[2]	Investment Management Fee
	Class E	Contractual	8-1-2008	7-31-2015	1.67%	$ 3	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2015	Not to exceed Class A	$ —	N/A
Ivy Science and Technology Fund	Class E	Contractual	8-1-2008	7-31-2015	1.43%	$ 12	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2015	Not to exceed Class A	$ —	N/A

(1) Due to Class A and/or Class Y contractual expense limits, investment management fees were waived for all share classes.

(2) The Fund's investment management fee is being reduced by 0.10% of average daily net assets until July 31, 2015.

Any amounts due to the Funds as a reimbursement but not paid as of September 30, 2014 are shown as a receivable from affiliates on the Statement of Assets and Liabilities.

8. INTERFUND LENDING PROGRAM

Pursuant to an exemptive order issued by the SEC ("Order"), the Trust and the Advisors Fund Complex (Waddell & Reed Advisors Funds, Ivy Funds Variable Insurance Portfolios and InvestEd Portfolios; referred to with the Funds for purposes of this section as Funds) have the ability to lend money to, and borrow money from, each other pursuant to a master interfund lending agreement ("Interfund Lending Program"). Under the Interfund Lending Program, the Funds may lend or borrow money for temporary purposes directly to or from one another (each an "Interfund Loan"), subject to meeting the conditions of the Order. The interest rate to be charged on an Interfund Loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The Funds made no Interfund Loans under the Interfund Lending Program during the period ended September 30, 2014.

9. AFFILIATED COMPANY TRANSACTIONS (All amounts in thousands)

A summary of the transactions in affiliated companies during the period ended September 30, 2014 follows:

	3-31-14 Share Balance	Purchases at Cost	Sales at Cost	Realized Gain/(Loss)	Distributions Received	9-30-14 Share Balance	9-30-14 Value
Ivy Asset Strategy Fund							
Advanced Micro Devices, Inc.(1)	—	$186,521	$ —	$ —	$ —	45,986	$ 156,813
Galaxy Entertainment Group	229,601	—	—	—	20,738	229,601	1,333,575
Legend Pictures LLC(1)	190	—	—	—	—	190	355,766
Media Group Holdings LLC(1)	381	—	—	—	—	381	818,616
Wynn Resorts Ltd.(2)	5,551	—	203,347	931,639	5,711	—	N/A
				$931,639	$26,449		$2,664,770

	3-31-14 Principal Balance				Interest Received	9-30-14 Principal Balance	
Legendary Pictures Funding LLC and Legendary Finance, Inc., 8.000%, 3-15-18	$351,700	$ —	$ —	$ —	$ —	$351,700	$ 349,519

	3-31-14 Share Balance	Purchases at Cost	Sales at Cost	Realized Gain/(Loss)	Distributions Received	9-30-14 Share Balance	9-30-14 Value
Ivy Science and Technology Fund							
ACI Worldwide, Inc.(1)	1,858	$12,116	$—	$—	$—	6,199	$116,296
Acxiom Corp.(1)	4,710	33,307	—	—	—	6,256	103,543
BioAmber, Inc.(1)	1,352	14,464	—	—	—	2,558	25,524
Euronet Worldwide, Inc.(1)	3,387	21,981	—	—	—	3,840	183,519
Evogene Ltd.(1)	1,120	8,036	—	—	—	1,690	22,240
iGATE Corp.(1)	4,341	8,193	—	—	—	4,571	167,832
Marrone Bio Innovations, Inc.(1)	967	15,549	—	—	—	2,608	6,937
Nanometrics, Inc.(1)	1,438	—	—	—	—	1,438	21,721
Photronics, Inc.(1)	3,231	—	—	—	—	3,231	26,011
Rambus, Inc.(1)	5,675	4,396	—	—	—	6,037	75,342
Silver Spring Networks, Inc.(1)	4,810	—	—	—	—	4,810	46,414
Volcano Corp.(1)	3,192	—	—	—	—	3,192	33,966
WNS (Holdings) Ltd. ADR(1)	5,625	—	—	—	—	5,625	126,620
				$—	$—		$955,965

(1) No dividends were paid during the preceding 12 months.
(2) No longer affiliated as September 30, 2014.

10. INVESTMENT SECURITIES TRANSACTIONS ($ amounts in thousands)

The cost of purchases and the proceeds from maturities and sales of investment securities (excluding short-term securities) for the period ended September 30, 2014, were as follows:

	Purchases		Sales	
	U.S. Government	Other Issuers	U.S. Government	Other Issuers
Ivy Asset Strategy Fund	$—	$11,777,882	$ —	$14,804,164
Ivy Balanced Fund	—	507,088	3,105	323,428
Ivy Energy Fund	—	143,549	—	13,965
Ivy Global Natural Resources Fund	—	172,037	—	343,852
Ivy Global Real Estate Fund	—	11,369	—	8,128
Ivy Global Risk-Managed Real Estate Fund	—	15,313	—	7,901
Ivy Real Estate Securities Fund	—	185,949	—	152,490
Ivy Science and Technology Fund	—	1,119,112	—	865,061

11. CAPITAL SHARE TRANSACTIONS (All amounts in thousands)

The Trust has authorized an unlimited number of $0.001 par value shares of beneficial interest of each class of each Fund. Transactions in shares of beneficial interest were as follows:

	Ivy Asset Strategy Fund				Ivy Balanced Fund			
	Six months ended 9-30-14		Year ended 3-31-14		Six months ended 9-30-14		Year ended 3-31-14	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	26,850	$ 843,717	77,215	$ 2,309,512	7,832	$ 195,504	21,491	$ 496,715
Class B	118	3,554	2,100	58,879	91	2,259	1,091	24,765
Class C	17,641	537,652	50,077	1,458,935	4,016	99,711	11,836	272,313
Class E	196	6,176	409	12,210	7	178	—	—
Class I	86,499	2,756,139	149,067	4,492,790	3,404	84,833	6,506	150,951
Class R	1,046	32,756	1,885	55,805	177	4,422	179	4,271
Class R6	335	10,767	N/A	N/A	47	1,180	N/A	N/A
Class Y	5,669	178,708	14,825	444,314	733	18,234	3,247	75,937
Shares issued in reinvestment of distributions to shareholders:								
Class A	—	—	1,278	39,548	65	1,631	770	18,009
Class B	—	—	2	59	—	—	47	1,094
Class C	—	—	62	1,862	—*	—*	304	7,092
Class E	—	—	10	321	—*	1	—*	5
Class I	—	—	1,508	47,035	25	638	149	3,486
Class R	—	—	10	302	—*	2	1	31
Class R6	—	—	N/A	N/A	—*	—*	N/A	N/A
Class Y	—	—	192	5,949	10	240	126	2,955
Shares redeemed:								
Class A	(82,018)	(2,589,275)	(63,367)	(1,857,767)	(4,067)	(101,719)	(5,306)	(123,386)
Class B	(2,800)	(84,936)	(3,752)	(107,194)	(202)	(4,980)	(308)	(7,104)
Class C	(30,227)	(922,294)	(44,308)	(1,263,248)	(1,722)	(42,769)	(1,995)	(46,197)
Class E	(142)	(4,461)	(228)	(6,765)	(7)	(178)	—	—
Class I	(69,092)	(2,195,770)	(81,707)	(2,433,058)	(1,157)	(28,884)	(1,059)	(24,795)
Class R	(603)	(18,863)	(1,341)	(38,906)	(48)	(1,193)	(33)	(751)
Class R6	(3)	(82)	N/A	N/A	(1)	(17)	N/A	N/A
Class Y	(8,448)	(266,143)	(10,226)	(301,983)	(874)	(21,580)	(1,251)	(28,978)
Net increase (decrease)	(54,979)	$(1,712,355)	93,711	$ 2,918,600	8,329	$ 207,513	35,795	$ 826,413

* Not shown due to rounding.

| | Ivy Energy Fund | | | | Ivy Global Natural Resources Fund | | | |
| | Six months ended 9-30-14 | | Year ended 3-31-14 | | Six months ended 9-30-14 | | Year ended 3-31-14 | |
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	4,443	$ 77,571	3,770	$ 55,011	2,974	$ 59,631	7,105	$ 124,963
Class B	52	851	66	922	20	345	80	1,228
Class C	884	14,760	852	11,867	379	6,503	828	12,463
Class E	10	188	—	—	23	465	51	920
Class I	3,443	62,430	735	11,287	3,890	81,431	3,074	55,588
Class R	377	6,609	292	4,452	375	7,482	447	7,789
Class R6	15	279	N/A	N/A	250	5,316	N/A	N/A
Class Y	1,853	33,103	1,057	16,026	375	7,608	927	16,459
Shares issued in reinvestment of distributions to shareholders:								
Class A	—	—	—	—	—	—	—	—
Class B	—	—	—	—	—	—	—	—
Class C	—	—	—	—	—	—	—	—
Class E	—	—	—	—	—	—	—	—
Class I	—	—	—	—	—	—	—	—
Class R	—	—	—	—	—	—	—	—
Class R6	—	—	N/A	N/A	—	—	N/A	N/A
Class Y	—	—	—	—	—	—	—	—
Shares redeemed:								
Class A	(1,749)	(30,731)	(2,047)	(30,275)	(11,155)	(224,671)	(31,349)	(550,725)
Class B	(55)	(890)	(69)	(967)	(510)	(8,878)	(2,026)	(31,165)
Class C	(171)	(2,822)	(398)	(5,501)	(2,078)	(35,499)	(9,749)	(146,779)
Class E	(10)	(188)	—	—	(26)	(525)	(67)	(1,205)
Class I	(571)	(10,296)	(364)	(5,557)	(2,268)	(46,818)	(18,133)	(321,832)
Class R	(67)	(1,175)	(31)	(451)	(354)	(7,051)	(1,010)	(17,588)
Class R6	—	—	N/A	N/A	(5)	(95)	N/A	N/A
Class Y	(797)	(14,468)	(542)	(8,114)	(701)	(14,311)	(6,679)	(120,590)
Net increase (decrease)	**7,657**	**$135,221**	**3,321**	**$ 48,700**	**(8,811)**	**$(169,067)**	**(56,501)**	**$(970,474)**

| | Ivy Global Real Estate Fund | | | | Ivy Global Risk-Managed Real Estate Fund | | | |
| | Six months ended 9-30-14 | | Year ended 3-31-14 | | Six months ended 9-30-14 | | Year ended 3-31-14 | |
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	951	$10,019	2,636	$26,145	868	$ 8,979	3,181	$ 31,958
Class B	—*	5	45	460	9	92	201	2,066
Class C	23	239	103	1,065	13	137	417	4,286
Class I	376	3,977	393	4,047	33	338	1,716	17,642
Class R	5	56	80	828	—	—	400	4,111
Class Y	7	74	121	1,250	8	84	600	6,165
Shares issued in reinvestment of distributions to shareholders:								
Class A	6	61	31	284	6	61	16	145
Class B	—	—	—	—	—*	—*	—	—
Class C	—	—	—*	1	—*	—*	—*	2
Class I	—*	1	1	6	—*	1	—*	1
Class R	—	—	—	—	—	—	—	—
Class Y	—*	—*	—	—	—*	—*	—	—
Shares redeemed:								
Class A	(753)	(7,967)	(438)	(4,406)	(217)	(2,256)	(1,156)	(11,868)
Class B	—*	(3)	(22)	(229)	—	—	(100)	(1,067)
Class C	(9)	(97)	(49)	(513)	(4)	(43)	(203)	(2,137)
Class I	(346)	(3,660)	(183)	(1,941)	(14)	(141)	(853)	(9,016)
Class R	—*	(3)	(40)	(426)	—	—	(200)	(2,112)
Class Y	—	—	(60)	(641)	—	—	(300)	(3,168)
Net increase	**260**	**$ 2,702**	**2,618**	**$25,930**	**702**	**$ 7,252**	**3,719**	**$ 37,008**

* Not shown due to rounding.

	Ivy Real Estate Securities Fund				Ivy Science and Technology Fund			
	Six months ended 9-30-14		Year ended 3-31-14		Six months ended 9-30-14		Year ended 3-31-14	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	2,873	$ 74,061	6,193	$ 145,286	7,721	$ 408,319	24,002	$1,148,654
Class B	18	454	46	1,073	72	3,308	634	25,486
Class C	139	3,523	151	3,531	3,036	143,631	9,859	427,653
Class E	9	225	21	492	36	1,896	94	4,441
Class I	103	2,683	194	4,574	11,141	642,987	20,813	1,070,132
Class R	25	647	22	504	411	21,609	1,054	49,563
Class R6	119	3,178	N/A	N/A	150	8,803	N/A	N/A
Class Y	646	16,586	564	13,518	2,897	161,365	10,240	509,037
Shares issued in reinvestment of distributions to shareholders:								
Class A	25	646	153	3,426	—	—	747	37,078
Class B	—	—	—	—	—	—	40	1,712
Class C	—	—	2	42	—	—	302	13,459
Class E	—*	1	1	17	—	—	8	375
Class I	2	47	5	101	—	—	356	19,038
Class R	—*	1	1	10	—	—	44	2,161
Class R6	—*	4	N/A	N/A	—	—	N/A	N/A
Class Y	22	559	81	1,825	—	—	406	21,086
Shares redeemed:								
Class A	(2,030)	(52,339)	(4,994)	(116,173)	(9,337)	(498,281)	(5,918)	(282,005)
Class B	(34)	(839)	(104)	(2,362)	(139)	(6,281)	(262)	(10,866)
Class C	(114)	(2,893)	(209)	(4,763)	(1,268)	(59,838)	(1,439)	(62,159)
Class E	(7)	(187)	(12)	(270)	(12)	(650)	(20)	(934)
Class I	(138)	(3,672)	(138)	(3,220)	(6,071)	(343,734)	(3,901)	(204,694)
Class R	(18)	(473)	(40)	(976)	(429)	(22,550)	(497)	(23,558)
Class R6	(4)	(103)	N/A	N/A	(1)	(54)	N/A	N/A
Class Y	(453)	(11,784)	(1,854)	(43,225)	(3,827)	(210,304)	(5,023)	(255,286)
Net increase	1,183	$ 30,325	83	$ 3,410	4,380	$ 250,226	51,539	$2,490,373

* Not shown due to rounding.

12. FEDERAL INCOME TAX MATTERS ($ amounts in thousands)

For Federal income tax purposes, cost of investments owned at September 30, 2014 and the related unrealized appreciation (depreciation) were as follows:

Fund	Cost of Investments	Gross Appreciation	Gross Depreciation	Net Unrealized Appreciation
Ivy Asset Strategy Fund	$30,854,838	$3,095,686	$870,363	$2,225,323
Ivy Balanced Fund	1,797,962	288,022	8,693	279,329
Ivy Energy Fund	284,177	63,049	3,132	59,917
Ivy Global Natural Resources Fund	1,278,975	350,138	81,092	269,046
Ivy Global Real Estate Fund	28,717	1,026	781	245
Ivy Global Risk-Managed Real Estate Fund	44,011	1,463	1,370	93
Ivy Real Estate Securities Fund	473,825	137,452	3,726	133,726
Ivy Science and Technology Fund	4,241,099	1,663,825	195,824	1,468,001

For Federal income tax purposes, the Funds' distributed and undistributed earnings and profit for the year ended March 31, 2014 and the post-October and late-year ordinary activity updated with information available through the date of this report were as follows:

Fund	Distributed Ordinary Income	Undistributed Ordinary Income	Distributed Long-Term Capital Gains	Undistributed Long-Term Capital Gains	Tax Return of Capital	Post-October Capital Losses Deferred	Late-Year Ordinary Losses Deferred
Ivy Asset Strategy Fund	$129,692	$77,668	$ —	$752,382	$—	$ —	$ —
Ivy Balanced Fund	11,595	3,405	26,052	17,523	—	—	—
Ivy Energy Fund	—	—	—	—	—	375	413
Ivy Global Natural Resources Fund	—	—	—	—	—	15,796	—
Ivy Global Real Estate Fund	367	70	—	38	—	—	—
Ivy Global Risk-Managed Real Estate Fund	531	150	—	—	—	—	—
Ivy Real Estate Securities Fund	5,500	384	—	1,376	—	—	—
Ivy Science and Technology Fund	—	—	108,849	78,164	—	—	10,029

Internal Revenue Code regulations permit each Fund to elect to defer into its next fiscal year capital losses incurred between each November 1 and the end of its fiscal year. Each Fund is also permitted to defer into its next fiscal year late-year ordinary losses that arise from the netting of activity generated between each November 1 and the end of its fiscal year on certain specified ordinary items.

Accumulated capital losses represent net capital loss carryovers as of March 31, 2014 that may be available to offset future realized capital gains and thereby reduce future capital gains distributions. Under the Regulated Investment Company Modernization Act of 2010 (the "Modernization Act"), a Fund is permitted to carry forward capital losses incurred in taxable years beginning after December 22, 2010 for an unlimited period. Any losses incurred during those future taxable years will be required to be utilized prior to any losses incurred in pre-enactment taxable years which have only an eight year carryforward period. As a result of this ordering rule, pre-enactment capital loss carryovers may expire unused. Additionally, post-enactment capital losses that are carried forward will retain their character as either short-term or long-term capital losses rather than being considered all short-term as under the previous law. The Fund's first fiscal year end subject to the Modernization Act was March 31, 2012. The following table shows the expiration dates for capital loss carryovers from pre-enactment taxable years and the amounts of capital loss carryovers, if any, by each of the applicable Funds electing to be taxed as a regulated investment company during the year ended March 31, 2014:

| | Pre-Enactment | | | | | Post-Enactment | |
Fund	2015	2016	2017	2018	2019	Short-Term Capital Loss Carryover	Long-Term Capital Loss Carryover
Ivy Asset Strategy Fund	$—	$—	$—	$—	$—	$—	$—
Ivy Balanced Fund	—	—	—	—	—	—	—
Ivy Energy Fund	—	—	—	6,022	—	—	—
Ivy Global Natural Resources Fund	—	—	—	1,529,206	—	242,312	309,131
Ivy Global Real Estate Fund	—	—	—	—	—	—	—
Ivy Global Risk-Managed Real Estate Fund	—	—	—	—	—	283	—
Ivy Real Estate Securities Fund	—	—	—	—	—	—	—
Ivy Science and Technology Fund	—	—	—	—	—	—	—

At a meeting of the Board of Trustees (the "Board") of Ivy Funds (the "Trust") held on August 11th and 12th, 2014, the Board, including all of the trustees who are not "interested persons" (the "Independent Trustees"), as defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended (the "1940 Act"), unanimously approved the continuance of the Investment Management Agreement between Ivy Investment Management Company ("IICO") and the Trust and the continuance of the Investment Subadvisory Agreements between IICO and:

• Advantus Capital Management, Inc. (with respect to Ivy Bond Fund and Ivy Real Estate Securities Fund);

• LaSalle Investment Management Securities, LLC and LaSalle Investment Management Securities B.V. (with respect to Ivy Global Real Estate Fund and Ivy Global Risk-Managed Real Estate Fund); and

The Board's Independent Trustees were assisted in their review by independent legal counsel, and met with such counsel separately from representatives of IICO. Independent legal counsel explained the factors that the Board should consider as part of its review of the various agreements, all as outlined in a memorandum it had provided to the Board prior to the meeting, including, among other things, the nature and the quality of the services provided by IICO and the Subadvisers, profitability (including any fall-out benefits) from the relationships with each series of the Trust (each a "Fund," and together, the "Funds"), economies of scale, the role played by the Independent Trustees, and information on comparative fees and expenses. The Independent Trustees also considered the written responses and materials produced by IICO and each Subadviser in response to a 15(c) due diligence request list submitted by the Independent Trustees' legal counsel prior to the meeting, as well as materials produced in response to a follow-up request list sent to IICO by independent legal counsel on behalf of the Independent Trustees. Included in those responses, which had been provided to the Board prior to the meeting, was a Fund-by-Fund profitability analysis prepared by IICO, as well as an explanation of the methodology by which the profitability analysis was calculated. The Board also received extensive materials on performance, expenses and comparable fund information from Lipper, Inc. ("Lipper") an independent mutual fund rating service. Finally, the Independent Trustees received and reviewed a considerable amount of information that their independent fee consultant had provided to them. The Independent Trustees previously had reviewed and discussed these materials during a telephonic meeting in July. They further reviewed these materials extensively among themselves, with their independent legal counsel and independent fee consultant, and with the other Board members at an executive session of the Independent Trustees on August 11th and at the August 12th Board meeting, during which the Board considered various factors described below, none of which by itself was considered dispositive. However, the material factors and conclusions that formed the basis for the Board's determination to approve the agreements are discussed separately below.

Nature, Extent and Quality of Services

The Board considered the nature, extent and quality of services provided to the Funds by IICO and each Subadviser, taking into account the large amount of materials produced by IICO and each Subadviser in response to the 15(c) due diligence requests pursuant to Section 15(c) of the 1940 Act submitted on its behalf by independent legal counsel.

The Board likewise considered the knowledge it had received from its regular meetings, including from the materials provided in connection with those meetings, such as the resources and key personnel of IICO and each Subadviser, as well as the other services provided to the Funds by IICO and each Subadviser (such as, managing the quality of execution of portfolio transactions and the selection of broker-dealers for those transactions, monitoring adherence to each Fund's investment restrictions, producing reports, providing support services for the Board and Board committees, communicating with shareholders and overseeing the activities of other service providers, including monitoring compliance with various Fund policies and procedures and with applicable laws and regulations). The Board also took into account the compliance environment at IICO and each Subadviser, noting the resources that IICO has dedicated towards compliance. The Board concluded that the nature and extent of the services provided by IICO and each Subadviser were appropriate, that the quality of those services had been consistent with quality norms in the industry and that the Funds were likely to benefit from the continued provision of those services.

Benefits from the Relationship with Funds

The Board next discussed whether IICO or any Subadviser derives any other direct or indirect benefit from serving the Funds. In that regard, the Board discussed the transfer agency/shareholder servicing fees that Waddell & Reed Services Company provides the Funds. The Board noted that IICO had represented to the Board that IICO will update its analysis of the Funds' shareholder servicing costs once up-to-date industry information is available, and will provide the results of that analysis to the Board. The Board considered the benefits that accrue to each service provider organization from its respective relationship with the Funds, including the fact that a variety of services are provided by affiliates of IICO, including distribution, administrative and Fund accounting services, and, as discussed above, shareholder servicing. After full consideration of these and other factors, the Board concluded that none of IICO, any Subadviser or any of their affiliates receives any additional direct or indirect benefits that would preclude the Board from approving the continuation of the Investment Advisory Agreement with IICO or any Investment Subadvisory Agreement with a Subadviser.

Economies of Scale

The Board discussed whether economies of scale are being realized by the Funds and whether fee levels reflect those economies of scale for the benefit of the Funds' shareholders. The Independent Trustees previously had discussed the asset growth of certain Funds with their independent fee consultant and independent legal counsel at the telephonic meeting in July 2014. The Independent Trustees then extensively considered IICO's response to a supplemental request submitted by independent legal counsel on their behalf regarding the breakpoint schedules of certain Funds. After additional discussion with IICO on the Funds' breakpoint schedules, IICO agreed to conduct a comprehensive study on those schedules and report back to the Board as soon as practicable. The Board nevertheless considered the fact that as the Funds' assets have grown, the expenses of the Funds generally have fallen.

Performance of the Funds and Costs of Services Provided

The Board considered, on a Fund by Fund basis, the performance of each Fund and the costs of the services provided, focusing on a number of Funds that the independent fee consultant had identified. Specifically, the Board examined the investment performance of each Fund, including quartile ranking for short- and long-term time periods and each Fund's performance against its peers. The Board also examined the performance of each Fund against its respective Lipper index for the same periods. After extensively reviewing all of the performance information provided, the Board concluded that the Funds' performance in each asset class was acceptable. Although the performance of some of the focus Funds identified by the independent fee consultant lagged that of their peers or respective Lipper index, the Board recognized that IICO, or the applicable Subadviser, had taken, or was taking, steps to address that underperformance, and determined to continue to monitor closely the performance of those Funds.

The Board also considered the expenses and expense ratio of each Fund, and the expense limitation arrangements entered into by IICO in light of the services provided by IICO and each Subadviser. The Board also compared each Fund's expenses, including advisory, distribution and shareholder servicing fees, with the expenses and advisory fees of other investment advisers managing similarly situated funds, as well as the advisory fees that IICO (or an affiliate) charges for providing advisory services to other accounts in the same asset class for certain Funds. In that regard, the Board noted that IICO performs significant additional services for the Funds as compared to those other accounts. The Board also took into account the information on IICO's profitability in managing the Funds, including the methodology used to calculate profitability. The Board finally considered the amount of assets in each Fund, each Fund's average account size and how those factors affect the Funds' expense ratios, noting that, as the Funds' assets have increased over time, the expense ratios of the Funds generally have fallen. After completing this examination, the Board concluded that each Fund's expenses are appropriate at the current time.

PROXY VOTING INFORMATION
Ivy Funds

Proxy Voting Guidelines

A description of the policies and procedures Ivy Funds uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.800.777.6472 and (ii) on the Securities and Exchange Commission's ("SEC") website at www.sec.gov.

Proxy Voting Records

Information regarding how the Trust voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through the Ivy Funds' website at www.ivyfunds.com and on the SEC's website at www.sec.gov.

QUARTERLY PORTFOLIO SCHEDULE INFORMATION
Ivy Funds

Portfolio holdings can be found on the Trust's website at www.ivyfunds.com. Alternatively, a complete schedule of portfolio holdings of each Fund for the first and third quarters of each fiscal year is filed with the SEC and can be found on the Trust's Form N-Q. These holdings may be viewed in the following ways:

• On the SEC's website at www.sec.gov.

• For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.

TO ALL TRADITIONAL IRA PLANHOLDERS:
Ivy Funds

As required by law, we are hereby providing notice to you that income tax may be withheld automatically from any distribution or withdrawal from a traditional IRA. A Fund is generally required to withhold taxes unless you make a written election not to have taxes withheld. The election may be made on the distribution/withdrawal form provided by Waddell & Reed, Inc. which can be obtained from your Waddell & Reed representative or by submitting Internal Revenue Service Form W–4P. Once made, an election can be revoked by providing written notice to Waddell & Reed, Inc. If you elect not to have tax withheld you may be required to make payments of estimated tax. Penalties may be imposed by the IRS if withholding and estimated tax payments are not adequate.

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The Ivy Funds Family

Domestic Equity Funds

Ivy Core Equity Fund

Ivy Dividend Opportunities Fund

Ivy Large Cap Growth Fund

Ivy Micro Cap Growth Fund

Ivy Mid Cap Growth Fund

Ivy Small Cap Growth Fund

Ivy Small Cap Value Fund

Ivy Tax-Managed Equity Fund

Ivy Value Fund

Global/International Funds

Ivy Cundill Global Value Fund

Ivy Emerging Markets Equity Fund

Ivy Emerging Markets Local Currency Debt Fund

Ivy European Opportunities Fund

Ivy Global Equity Income Fund

Ivy Global Income Allocation Fund

Ivy International Core Equity Fund

Ivy International Growth Fund

Ivy Managed International Opportunities Fund

Specialty Funds

Ivy Asset Strategy Fund

Ivy Balanced Fund

Ivy Energy Fund

Ivy Global Natural Resources Fund

Ivy Global Real Estate Fund

Ivy Global Risk-Managed Real Estate Fund

Ivy Real Estate Securities Fund

Ivy Science and Technology Fund

Fixed Income Funds

Ivy Bond Fund

Ivy Global Bond Fund

Ivy High Income Fund

Ivy Limited-Term Bond Fund

Ivy Money Market Fund

Ivy Municipal Bond Fund

Ivy Municipal High Income Fund

.

1.800.777.6472
Visit us online at www.ivyfunds.com

The Ivy Funds are managed by Ivy Investment Management Company and distributed by its subsidiary, Ivy Funds Distributor, Inc.

Investors should consider the investment objectives, risks, charges and expenses of a fund carefully before investing. For a prospectus containing this and other information for the Ivy Funds, call your financial advisor or visit us online at www.ivyfunds.com. Please read the prospectus, or summary prospectus, carefully before investing.

Semiannual Report

September 30, 2014

Ivy Funds

Ivy Bond Fund
Ivy Core Equity Fund
Ivy Cundill Global Value Fund
Ivy Dividend Opportunities Fund
Ivy Emerging Markets Equity Fund
Ivy European Opportunities Fund
Ivy Global Bond Fund
Ivy Global Equity Income Fund
Ivy Global Income Allocation Fund
Ivy High Income Fund
Ivy International Core Equity Fund
Ivy International Growth Fund
Ivy Large Cap Growth Fund

Ivy Limited-Term Bond Fund
Ivy Managed International Opportunities Fund
Ivy Micro Cap Growth Fund
Ivy Mid Cap Growth Fund
Ivy Money Market Fund
Ivy Municipal Bond Fund
Ivy Municipal High Income Fund
Ivy Small Cap Growth Fund
Ivy Small Cap Value Fund
Ivy Tax-Managed Equity Fund
Ivy Value Fund



IVY FUNDS®
THE WORLD COVERED℠

CONTENTS
Ivy Funds

This report is submitted for the general information of the shareholders of Ivy Funds. It is not authorized for distribution to prospective investors in the Funds unless preceded or accompanied by a current Ivy Funds prospectus, or summary prospectus, and current performance information, including current Lipper ranking information.



Henry J. Herrmann, CFA

Dear Shareholder,

Over the past six months stocks shook off many negative headlines as major indexes touched record high territory. Beyond potential headwinds on the global front – including unrest in the Middle East and the Ukraine – the U.S. economy experienced a much slower-than-expected start to the year.

Markets moved in ways that were at odds with traditional patterns, as stocks and bonds rallied simultaneously. Although many investors expected yields to climb in 2014, the reverse occurred. The yield on the benchmark 10-year Treasury, which hovered around 2.75% in March, ended September at 2.52%. This move reflected slow economic improvement and continued very low inflation.

Internationally, the European Central Bank (ECB) took the unprecedented step of dropping short-term interest rates into negative territory. The already slow European economy slowed further. The prospect for deflation became real. The ECB move, which essentially charges lenders for holding their money, was one of several that European policymakers have taken in a bid to boost lackluster growth. In China, officials announced their own series of measures designed to boost growth. Lackluster demand, especially for commodities, is creating uncertainty regarding global growth.

Looking ahead, we expect economic improvement to continue in the U.S. We believe the U.S. economy is stronger than most and that U.S. stocks appear to offer the best opportunity for positive returns. Corporate earnings are expected to rise, inflation to remain low and the jobs picture to continue to improve. All of this provides a positive backdrop for stocks. The Federal Reserve seems likely to take its time raising interest rates as it weighs the strength of improvement in the economy.

Economic Snapshot

	9/30/14	3/31/14
S&P 500 Index	1,972.29	1,872.34
MSCI EAFE Index	1,846.08	1,915.69
10-Year Treasury Yield	2.52%	2.73%
U.S. unemployment rate	5.9%	6.7%
30-year fixed mortgage rate	4.3%	4.6%
Oil price per barrel	$ 91.16	$ 101.58

Sources: Bloomberg, U.S. Department of Labor, MBA, CME

All government statistics shown are subject to periodic revision. The S&P 500 Index is an unmanaged index that tracks the stocks of 500 primarily large-cap U.S. companies. MSCI EAFE Index is an unmanaged index comprised of securities that represent the securities markets in Europe, Australasia and the Far East. It is not possible to invest directly in any of these indexes. Mortgage rates are from BankRate and reflect the overnight national average rate on a conventional 30-year fixed loan. Oil prices reflect the market price of West Texas intermediate grade crude.

As always, we will continue to closely monitor these and other economic developments in the months ahead.

Respectfully,

Henry J Herrmann

Henry J. Herrmann, CFA
President

The opinions expressed in this letter are those of the President of the Ivy Funds and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

As a shareholder of a Fund, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments, redemption fees and exchange fees; and (2) ongoing costs, including management fees, distribution and service fees, and other Fund expenses. The following table is intended to help you understand your ongoing costs (in dollars) of investing in a Fund and to compare these costs with the ongoing costs of investing in other mutual funds. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended September 30, 2014.

Actual Expenses

The first section in the following table provides information about actual account values and actual expenses for each share class. You may use the information in this section, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, a $7,500 account value divided by $1,000 = 7.5), then multiply the result by the number in the first section under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period. There may be additional fees charged to holders of certain accounts that are not included in the expenses shown in the table. With limited exceptions, for Class A and Class C shares, if your Fund account balance is below $650 on the Friday prior to the last week of September each year, the account will be assessed an account fee of $20. Fees apply to Individual Retirement Accounts (IRAs), IRA Rollovers, Roth IRAs, Conversion Roth IRAs, Simplified Employee Pension (SEP), Simple IRAs, Tax-Sheltered Accounts (TSAs), Keogh Plans, Owner Only 401(k) (Exclusive K) Plans and Final Pay Plans. As of the close of the six months covered by the table, a customer is charged an annual fee of $18 within each plan type. This fee is waived for IRA Rollovers and Conversion Roth IRAs if the customer owns another type of IRA.

Coverdell Education Savings Account plans are charged an annual fee of $10 per customer. You should consider the additional fees that were charged to your Fund account over the six-month period when you estimate the total ongoing expenses paid over the period and the impact of these fees on your ending account value as such additional expenses are not reflected in the information provided in the following table. Additional fees have the effect of reducing investment returns.

Hypothetical Example for Comparison Purposes

The second section in the following table provides information about hypothetical account values and hypothetical expenses for each share class based on the Fund's actual expense ratio and an assumed rate of return of five percent per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this five percent hypothetical example with the five percent hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), redemption fees or exchange fees. Therefore, the second section in the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

Expenses paid may be impacted by expense reduction arrangements. If those arrangements had not been in place, expenses paid would have been higher. See Note 7 to the Financial Statements for further information.

	Actual[1]			Hypothetical[2]			
Fund	Beginning Account Value 3-31-14	Ending Account Value 9-30-14	Expenses Paid During Period*	Beginning Account Value 3-31-14	Ending Account Value 9-30-14	Expenses Paid During Period*	Annualized Expense Ratio Based on the Six-Month Period
Ivy Bond Fund							
Class A	$1,000	$1,023.40	$ 5.16	$1,000	$1,019.92	$ 5.15	1.03%
Class B**	$1,000	$1,018.60	$ 9.89	$1,000	$1,015.25	$ 9.87	1.96%
Class C	$1,000	$1,019.30	$ 9.19	$1,000	$1,015.95	$ 9.17	1.82%
Class E	$1,000	$1,022.80	$ 5.76	$1,000	$1,019.35	$ 5.76	1.14%
Class I	$1,000	$1,024.90	$ 3.75	$1,000	$1,021.37	$ 3.74	0.74%
Class R	$1,000	$1,021.80	$ 6.77	$1,000	$1,018.38	$ 6.76	1.33%
Class R6[3]	$1,000	$1,003.90	$ 1.00	$1,000	$1,022.13	$ 2.93	0.59%
Class Y	$1,000	$1,023.70	$ 5.06	$1,000	$1,020.11	$ 5.05	0.99%
Ivy Core Equity Fund							
Class A	$1,000	$1,051.30	$ 5.85	$1,000	$1,019.34	$ 5.76	1.14%
Class B**	$1,000	$1,045.50	$10.84	$1,000	$1,014.52	$10.68	2.11%
Class C	$1,000	$1,046.70	$ 9.82	$1,000	$1,015.51	$ 9.67	1.91%
Class E	$1,000	$1,049.30	$ 6.97	$1,000	$1,018.30	$ 6.86	1.35%
Class I	$1,000	$1,052.30	$ 4.31	$1,000	$1,020.86	$ 4.24	0.84%
Class R	$1,000	$1,048.50	$ 7.68	$1,000	$1,017.55	$ 7.57	1.50%
Class R6[3]	$1,000	$1,025.50	$ 1.32	$1,000	$1,021.31	$ 3.84	0.75%
Class Y	$1,000	$1,052.90	$ 4.31	$1,000	$1,020.86	$ 4.24	0.84%

See footnotes on page 9.

Fund	Actual[1]			Hypothetical[2]			Annualized Expense Ratio Based on the Six-Month Period
	Beginning Account Value 3-31-14	Ending Account Value 9-30-14	Expenses Paid During Period*	Beginning Account Value 3-31-14	Ending Account Value 9-30-14	Expenses Paid During Period*	
Ivy Cundill Global Value Fund							
Class A	$1,000	$ 988.30	$ 7.65	$1,000	$1,017.35	$ 7.77	1.54%
Class B**	$1,000	$ 982.70	$13.48	$1,000	$1,011.50	$13.68	2.71%
Class C	$1,000	$ 985.30	$10.82	$1,000	$1,014.13	$10.98	2.19%
Class E	$1,000	$ 988.40	$ 7.95	$1,000	$1,017.09	$ 8.07	1.59%
Class I	$1,000	$ 990.70	$ 5.57	$1,000	$1,019.47	$ 5.65	1.12%
Class R	$1,000	$ 987.70	$ 8.55	$1,000	$1,016.51	$ 8.67	1.71%
Class R6[3]	$1,000	$ 977.90	$ 1.68	$1,000	$1,020.15	$ 4.95	0.98%
Class Y	$1,000	$ 989.00	$ 6.86	$1,000	$1,018.17	$ 6.96	1.38%
Ivy Dividend Opportunities Fund							
Class A	$1,000	$1,035.10	$ 6.31	$1,000	$1,018.85	$ 6.26	1.24%
Class B**	$1,000	$1,031.40	$10.26	$1,000	$1,014.96	$10.18	2.02%
Class C	$1,000	$1,032.10	$ 9.75	$1,000	$1,015.47	$ 9.67	1.91%
Class E	$1,000	$1,034.40	$ 7.02	$1,000	$1,018.20	$ 6.96	1.37%
Class I	$1,000	$1,036.60	$ 4.79	$1,000	$1,020.40	$ 4.75	0.93%
Class R	$1,000	$1,033.50	$ 7.73	$1,000	$1,017.47	$ 7.67	1.52%
Class R6[3]	$1,000	$1,019.30	$ 1.31	$1,000	$1,021.20	$ 3.94	0.77%
Class Y	$1,000	$1,035.40	$ 6.00	$1,000	$1,019.15	$ 5.96	1.18%
Ivy Emerging Markets Equity Fund							
Class A	$1,000	$1,020.60	$ 7.48	$1,000	$1,017.65	$ 7.47	1.50%
Class B**	$1,000	$1,015.00	$12.59	$1,000	$1,012.56	$12.58	2.50%
Class C	$1,000	$1,015.90	$12.10	$1,000	$1,013.06	$12.08	2.40%
Class E***	$1,000	$1,021.00	$ 6.67	$1,000	$1,018.44	$ 6.66	1.33%
Class I	$1,000	$1,021.40	$ 6.17	$1,000	$1,018.94	$ 6.16	1.23%
Class R	$1,000	$1,018.60	$ 9.18	$1,000	$1,015.94	$ 9.17	1.82%
Class R6[3]	$1,000	$ 961.00	$ 1.76	$1,000	$1,019.83	$ 5.25	1.05%
Class Y	$1,000	$1,019.60	$ 7.57	$1,000	$1,017.56	$ 7.57	1.50%
Ivy European Opportunities Fund							
Class A	$1,000	$ 964.40	$ 8.25	$1,000	$1,016.63	$ 8.47	1.69%
Class B**	$1,000	$ 958.80	$14.20	$1,000	$1,010.58	$14.58	2.89%
Class C	$1,000	$ 961.40	$11.47	$1,000	$1,013.39	$11.78	2.33%
Class E***	$1,000	$ 966.60	$ 6.39	$1,000	$1,018.60	$ 6.56	1.29%
Class I	$1,000	$ 967.00	$ 5.90	$1,000	$1,019.09	$ 6.06	1.20%
Class R	$1,000	$ 964.40	$ 8.84	$1,000	$1,016.11	$ 9.07	1.79%
Class R6[3]	$1,000	$ 993.50	$ 1.69	$1,000	$1,019.91	$ 5.25	1.03%
Class Y	$1,000	$ 965.90	$ 7.08	$1,000	$1,017.85	$ 7.26	1.45%
Ivy Global Bond Fund							
Class A	$1,000	$1,015.40	$ 4.94	$1,000	$1,020.13	$ 4.95	0.99%
Class B**	$1,000	$1,010.70	$ 8.75	$1,000	$1,016.35	$ 8.77	1.74%
Class C	$1,000	$1,011.70	$ 8.75	$1,000	$1,016.35	$ 8.77	1.74%
Class I	$1,000	$1,016.70	$ 3.73	$1,000	$1,021.35	$ 3.74	0.74%
Class R	$1,000	$1,012.00	$ 7.34	$1,000	$1,017.75	$ 7.36	1.46%
Class R6[3]	$1,000	$ 996.50	$ 1.20	$1,000	$1,021.56	$ 3.54	0.70%
Class Y	$1,000	$1,014.40	$ 5.04	$1,000	$1,020.09	$ 5.05	0.99%

See footnotes on page 9.

Fund	Actual[1] Beginning Account Value 3-31-14	Ending Account Value 9-30-14	Expenses Paid During Period*	Hypothetical[2] Beginning Account Value 3-31-14	Ending Account Value 9-30-14	Expenses Paid During Period*	Annualized Expense Ratio Based on the Six-Month Period
Ivy Global Equity Income Fund							
Class A	$1,000	$1,010.80	$ 6.54	$1,000	$1,018.57	$ 6.56	1.30%
Class B**	$1,000	$1,006.80	$ 9.83	$1,000	$1,015.23	$ 9.87	1.97%
Class C	$1,000	$1,006.90	$ 9.73	$1,000	$1,015.33	$ 9.77	1.94%
Class I	$1,000	$1,012.60	$ 4.73	$1,000	$1,020.36	$ 4.75	0.94%
Class R	$1,000	$1,008.70	$ 8.03	$1,000	$1,017.09	$ 8.07	1.59%
Class R6[3]	$1,000	$ 991.40	$ 1.39	$1,000	$1,020.94	$ 4.14	0.82%
Class Y	$1,000	$1,010.50	$ 6.03	$1,000	$1,019.11	$ 6.06	1.19%
Ivy Global Income Allocation Fund							
Class A	$1,000	$1,013.00	$ 6.54	$1,000	$1,018.58	$ 6.56	1.29%
Class B**	$1,000	$1,008.80	$11.05	$1,000	$1,014.10	$11.08	2.19%
Class C	$1,000	$1,009.90	$ 9.75	$1,000	$1,015.34	$ 9.77	1.94%
Class E	$1,000	$1,012.80	$ 6.74	$1,000	$1,018.40	$ 6.76	1.33%
Class I	$1,000	$1,014.80	$ 4.63	$1,000	$1,020.43	$ 4.65	0.93%
Class R	$1,000	$1,011.90	$ 7.65	$1,000	$1,017.51	$ 7.67	1.51%
Class R6[3]	$1,000	$ 986.10	$ 1.29	$1,000	$1,021.20	$ 3.94	0.77%
Class Y	$1,000	$1,013.60	$ 5.94	$1,000	$1,019.20	$ 5.96	1.17%
Ivy High Income Fund							
Class A	$1,000	$1,003.60	$ 4.71	$1,000	$1,020.39	$ 4.75	0.93%
Class B**	$1,000	$ 999.80	$ 8.40	$1,000	$1,016.67	$ 8.47	1.68%
Class C	$1,000	$1,000.00	$ 8.20	$1,000	$1,016.86	$ 8.27	1.64%
Class E	$1,000	$1,002.00	$ 6.21	$1,000	$1,018.82	$ 6.26	1.25%
Class I	$1,000	$1,004.90	$ 3.51	$1,000	$1,021.59	$ 3.54	0.69%
Class R	$1,000	$1,001.90	$ 6.41	$1,000	$1,018.62	$ 6.46	1.29%
Class R6[3]	$1,000	$ 996.40	$ 0.90	$1,000	$1,022.39	$ 2.73	0.53%
Class Y	$1,000	$1,003.60	$ 4.71	$1,000	$1,020.39	$ 4.75	0.93%
Ivy International Core Equity Fund							
Class A	$1,000	$1,017.30	$ 6.86	$1,000	$1,018.29	$ 6.86	1.35%
Class B**	$1,000	$1,012.80	$11.07	$1,000	$1,014.10	$11.08	2.19%
Class C	$1,000	$1,013.90	$10.27	$1,000	$1,014.92	$10.28	2.03%
Class E	$1,000	$1,016.70	$ 7.76	$1,000	$1,017.40	$ 7.77	1.53%
Class I	$1,000	$1,018.80	$ 5.15	$1,000	$1,019.95	$ 5.15	1.02%
Class R	$1,000	$1,015.80	$ 8.16	$1,000	$1,016.94	$ 8.17	1.62%
Class R6[3]	$1,000	$ 971.10	$ 1.48	$1,000	$1,020.74	$ 4.34	0.86%
Class Y	$1,000	$1,017.20	$ 6.46	$1,000	$1,018.68	$ 6.46	1.28%
Ivy International Growth Fund							
Class A	$1,000	$ 998.00	$ 7.29	$1,000	$1,017.80	$ 7.36	1.45%
Class B**	$1,000	$ 993.40	$12.06	$1,000	$1,013.01	$12.18	2.40%
Class C	$1,000	$ 994.50	$10.97	$1,000	$1,014.06	$11.08	2.20%
Class E***	$1,000	$ 999.30	$ 6.10	$1,000	$1,019.01	$ 6.16	1.21%
Class I	$1,000	$1,000.00	$ 5.40	$1,000	$1,019.62	$ 5.45	1.09%
Class R	$1,000	$ 997.10	$ 8.49	$1,000	$1,016.58	$ 8.57	1.70%
Class R6[3]	$1,000	$ 977.00	$ 1.58	$1,000	$1,020.39	$ 4.75	0.93%
Class Y	$1,000	$ 998.80	$ 6.80	$1,000	$1,018.27	$ 6.86	1.36%

See footnotes on page 9.

Fund	Actual[1]			Hypothetical[2]			Annualized Expense Ratio Based on the Six-Month Period
	Beginning Account Value 3-31-14	Ending Account Value 9-30-14	Expenses Paid During Period*	Beginning Account Value 3-31-14	Ending Account Value 9-30-14	Expenses Paid During Period*	
Ivy Large Cap Growth Fund							
Class A	$1,000	$1,064.80	$ 5.88	$1,000	$1,019.33	$ 5.76	1.15%
Class B**	$1,000	$1,060.00	$10.40	$1,000	$1,014.93	$10.18	2.02%
Class C	$1,000	$1,061.40	$ 9.69	$1,000	$1,015.67	$ 9.47	1.88%
Class E	$1,000	$1,065.40	$ 5.99	$1,000	$1,019.31	$ 5.86	1.15%
Class I	$1,000	$1,066.10	$ 4.55	$1,000	$1,020.65	$ 4.45	0.88%
Class R	$1,000	$1,063.80	$ 7.64	$1,000	$1,017.68	$ 7.47	1.47%
Class R6[3]	$1,000	$1,023.80	$ 1.21	$1,000	$1,021.47	$ 3.64	0.72%
Class Y	$1,000	$1,065.40	$ 5.47	$1,000	$1,019.76	$ 5.35	1.06%
Ivy Limited-Term Bond Fund							
Class A	$1,000	$1,004.00	$ 4.41	$1,000	$1,020.64	$ 4.45	0.88%
Class B**	$1,000	$ 999.80	$ 8.60	$1,000	$1,016.47	$ 8.67	1.72%
Class C	$1,000	$1,000.20	$ 8.30	$1,000	$1,016.78	$ 8.37	1.65%
Class E	$1,000	$1,003.40	$ 5.01	$1,000	$1,020.05	$ 5.05	1.00%
Class I	$1,000	$1,005.30	$ 3.21	$1,000	$1,021.86	$ 3.23	0.64%
Class R	$1,000	$1,002.30	$ 6.21	$1,000	$1,018.88	$ 6.26	1.23%
Class R6[3]	$1,000	$ 999.10	$ 0.80	$1,000	$1,022.66	$ 2.43	0.48%
Class Y	$1,000	$1,004.00	$ 4.41	$1,000	$1,020.63	$ 4.45	0.89%
Ivy Managed International Opportunities Fund[4]							
Class A	$1,000	$1,007.90	$ 2.41	$1,000	$1,022.66	$ 2.43	0.48%
Class B**	$1,000	$1,004.00	$ 6.71	$1,000	$1,018.40	$ 6.76	1.33%
Class C	$1,000	$1,004.00	$ 6.41	$1,000	$1,018.66	$ 6.46	1.28%
Class E***	$1,000	$1,007.90	$ 2.01	$1,000	$1,023.11	$ 2.02	0.39%
Class I	$1,000	$1,008.80	$ 0.80	$1,000	$1,024.25	$ 0.81	0.16%
Class R	$1,000	$1,007.90	$ 3.11	$1,000	$1,021.93	$ 3.13	0.63%
Class Y	$1,000	$1,008.90	$ 1.91	$1,000	$1,023.15	$ 1.92	0.38%
Ivy Micro Cap Growth Fund							
Class A	$1,000	$ 856.80	$ 7.61	$1,000	$1,016.86	$ 8.27	1.64%
Class B**	$1,000	$ 852.80	$11.77	$1,000	$1,012.35	$12.78	2.54%
Class C	$1,000	$ 853.90	$11.03	$1,000	$1,013.18	$11.98	2.38%
Class I	$1,000	$ 858.60	$ 5.76	$1,000	$1,018.92	$ 6.26	1.23%
Class R	$1,000	$ 856.20	$ 8.45	$1,000	$1,015.94	$ 9.17	1.83%
Class R6[3]	$1,000	$1,000.80	$ 1.80	$1,000	$1,019.80	$ 5.35	1.05%
Class Y	$1,000	$ 857.60	$ 6.97	$1,000	$1,017.62	$ 7.57	1.49%
Ivy Mid Cap Growth Fund							
Class A	$1,000	$1,003.00	$ 6.41	$1,000	$1,018.67	$ 6.46	1.26%
Class B**	$1,000	$ 999.50	$10.40	$1,000	$1,014.71	$10.48	2.06%
Class C	$1,000	$ 999.50	$10.10	$1,000	$1,014.92	$10.18	2.02%
Class E	$1,000	$1,001.70	$ 8.01	$1,000	$1,017.05	$ 8.07	1.60%
Class I	$1,000	$1,004.50	$ 4.91	$1,000	$1,020.12	$ 4.95	1.00%
Class R	$1,000	$1,001.30	$ 8.01	$1,000	$1,017.12	$ 8.07	1.59%
Class R6[3]	$1,000	$1,013.90	$ 1.41	$1,000	$1,020.97	$ 4.14	0.82%
Class Y	$1,000	$1,003.30	$ 6.21	$1,000	$1,018.90	$ 6.26	1.23%

See footnotes on page 9.

Fund	Actual[1]			Hypothetical[2]			Annualized Expense Ratio Based on the Six-Month Period
	Beginning Account Value 3-31-14	Ending Account Value 9-30-14	Expenses Paid During Period*	Beginning Account Value 3-31-14	Ending Account Value 9-30-14	Expenses Paid During Period*	
Ivy Money Market Fund							
Class A	$1,000	$1,000.10	$ 0.80	$1,000	$1,024.22	$ 0.81	0.17%
Class B**	$1,000	$1,000.00	$ 0.90	$1,000	$1,024.21	$ 0.91	0.17%
Class C**	$1,000	$1,000.00	$ 0.80	$1,000	$1,024.23	$ 0.81	0.17%
Class E	$1,000	$1,000.10	$ 0.90	$1,000	$1,024.22	$ 0.91	0.17%
Ivy Municipal Bond Fund							
Class A	$1,000	$1,035.70	$ 5.19	$1,000	$1,019.95	$ 5.15	1.02%
Class B**	$1,000	$1,031.70	$ 9.04	$1,000	$1,016.16	$ 8.97	1.78%
Class C	$1,000	$1,031.70	$ 9.04	$1,000	$1,016.16	$ 8.97	1.78%
Class I	$1,000	$1,036.70	$ 4.18	$1,000	$1,020.95	$ 4.14	0.82%
Class Y	$1,000	$1,035.60	$ 5.19	$1,000	$1,019.95	$ 5.15	1.02%
Ivy Municipal High Income Fund							
Class A	$1,000	$1,068.60	$ 4.45	$1,000	$1,020.78	$ 4.34	0.86%
Class B**	$1,000	$1,064.40	$ 8.46	$1,000	$1,016.90	$ 8.27	1.63%
Class C	$1,000	$1,064.70	$ 8.26	$1,000	$1,017.10	$ 8.07	1.59%
Class I	$1,000	$1,069.50	$ 3.52	$1,000	$1,021.64	$ 3.44	0.68%
Class Y	$1,000	$1,068.50	$ 4.45	$1,000	$1,020.79	$ 4.34	0.85%
Ivy Small Cap Growth Fund							
Class A	$1,000	$ 928.70	$ 6.85	$1,000	$1,017.92	$ 7.16	1.43%
Class B**	$1,000	$ 924.40	$11.16	$1,000	$1,013.44	$11.68	2.32%
Class C	$1,000	$ 925.40	$10.01	$1,000	$1,014.72	$10.48	2.07%
Class E	$1,000	$ 927.80	$ 7.52	$1,000	$1,017.25	$ 7.87	1.56%
Class I	$1,000	$ 930.10	$ 5.11	$1,000	$1,019.76	$ 5.35	1.06%
Class R	$1,000	$ 927.20	$ 8.00	$1,000	$1,016.77	$ 8.37	1.66%
Class R6[3]	$1,000	$ 984.30	$ 1.49	$1,000	$1,020.60	$ 4.55	0.89%
Class Y	$1,000	$ 929.00	$ 6.27	$1,000	$1,018.53	$ 6.56	1.31%
Ivy Small Cap Value Fund							
Class A	$1,000	$ 972.20	$ 7.59	$1,000	$1,017.38	$ 7.77	1.54%
Class B**	$1,000	$ 967.10	$12.39	$1,000	$1,012.50	$12.68	2.51%
Class C	$1,000	$ 969.00	$10.93	$1,000	$1,013.98	$11.18	2.21%
Class E***	$1,000	$ 973.90	$ 6.02	$1,000	$1,019.02	$ 6.16	1.21%
Class I	$1,000	$ 974.10	$ 5.43	$1,000	$1,019.60	$ 5.55	1.10%
Class R	$1,000	$ 971.60	$ 8.38	$1,000	$1,016.58	$ 8.57	1.70%
Class R6[3]	$1,000	$ 991.60	$ 1.59	$1,000	$1,020.40	$ 4.75	0.93%
Class Y	$1,000	$ 973.10	$ 6.71	$1,000	$1,018.29	$ 6.86	1.35%
Ivy Tax-Managed Equity Fund							
Class A	$1,000	$1,079.60	$ 6.97	$1,000	$1,018.38	$ 6.76	1.33%
Class B**	$1,000	$1,076.60	$10.28	$1,000	$1,015.16	$ 9.98	1.98%
Class C	$1,000	$1,076.10	$10.59	$1,000	$1,014.85	$10.28	2.04%
Class I	$1,000	$1,081.50	$ 5.62	$1,000	$1,019.67	$ 5.45	1.08%
Class Y	$1,000	$1,080.10	$ 6.86	$1,000	$1,018.43	$ 6.66	1.33%

See footnotes on page 9.

Fund	Actual[1]			Hypothetical[2]			Annualized Expense Ratio Based on the Six-Month Period
	Beginning Account Value 3-31-14	Ending Account Value 9-30-14	Expenses Paid During Period*	Beginning Account Value 3-31-14	Ending Account Value 9-30-14	Expenses Paid During Period*	
Ivy Value Fund							
Class A	$1,000	$1,072.60	$ 6.63	$1,000	$1,018.65	$ 6.46	1.28%
Class B**	$1,000	$1,067.90	$11.37	$1,000	$1,014.06	$11.08	2.19%
Class C	$1,000	$1,069.00	$10.24	$1,000	$1,015.12	$ 9.97	1.99%
Class E***	$1,000	$1,074.10	$ 5.50	$1,000	$1,019.78	$ 5.35	1.05%
Class I	$1,000	$1,074.90	$ 4.98	$1,000	$1,020.26	$ 4.85	0.96%
Class R	$1,000	$1,071.40	$ 7.97	$1,000	$1,017.34	$ 7.77	1.54%
Class R6[3]	$1,000	$1,029.20	$ 1.32	$1,000	$1,021.09	$ 4.04	0.79%
Class Y	$1,000	$1,073.30	$ 6.22	$1,000	$1,019.02	$ 6.06	1.21%

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 183 days in the six-month period ended September 30, 2014, and divided by 365.

**These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

***Class share is closed to investment.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column of this section.

(2)This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

(3)Actual inception date for each share class is 7-31-14 (the date on which shares were first acquired by shareholders). The calculations are based on 62 days in the period ended September 30, 2014.

(4)Annualized Expense Ratio Based on the Six-Month Period does not include expenses of Underlying Ivy Funds in which Ivy Managed International Opportunities Fund invests.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads, or exchange fees.

Asset Allocation

Stocks	**1.0%**
Financials	1.0%
Bonds	**96.1%**
Corporate Debt Securities	38.9%
United States Government and Government Agency Obligations	36.6%
Asset-Backed Securities	10.2%
Mortgage-Backed Securities	9.1%
Municipal Bonds—Taxable	1.3%
Cash and Cash Equivalents	**2.9%**

Lipper Rankings

Category: Lipper Corporate Debt Funds A Rated	Rank	Percentile
1 Year	27/51	52
3 Year	23/46	49
5 Year	17/44	38
10 Year	29/37	77

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Quality Weightings

Investment Grade	**77.4%**
AAA	8.6%
AA	40.0%
A	10.1%
BBB	18.7%
Non-Investment Grade	**18.7%**
BB	17.5%
B	0.6%
CCC	0.2%
Below CCC	0.1%
Non-rated	0.3%
Cash and Cash Equivalents and Equities	**3.9%**

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.

Ivy Bond Fund *(in thousands)*

PREFERRED STOCKS	Shares	Value
Diversified Banks – 0.6%		
Wells Fargo & Co., 5.850%	173	$4,439
Specialized REITs – 0.4%		
Ventas, Inc., 5.450%	100	2,409
TOTAL PREFERRED STOCKS – 1.0%		**$6,848**

(Cost: $6,830)

ASSET-BACKED SECURITIES	Principal	
America West Airlines, Inc., Pass Through Certificates, Series 1999-1, 7.930%, 1–2–19	$ 796	879
America West Airlines, Inc., Pass Through Certificates, Series 2000-1, 8.057%, 7–2–20	1,104	1,267
American Airlines Class B Pass Through Certificates, Series 2013-2, 5.600%, 7–15–20	3,472	3,576
American Airlines, Inc., Class A Pass Through Certificates, Series 2013-2, 4.950%, 1–15–23	2,832	3,030
American Airlines, Inc., Class Pass Through Certificates, Series 2011-1, 5.250%, 1–31–21	1,327	1,427
AmeriCredit Automobile Receivables Trust 2012-4, Series C, 4.980%, 1–8–18	2,880	2,932
CarMax Auto Owner Trust 2013-2, Class D, 2.060%, 11–15–19	3,000	2,989
CarMax Auto Owner Trust 2013-4, Class D, 2.600%, 4–15–20	1,400	1,409
Chase Issuance Trust, Series 2014-A2, 2.770%, 3–15–23	5,335	5,375
Citibank Credit Card Issuance Trust, Class 2005-C1, 2.880%, 1–23–23	5,225	5,305
Continental Airlines 2001-1 A-1, 8.048%, 11–1–20	951	1,089
Continental Airlines Pass Through Certificates, Series 2009-2, 7.250%, 11–10–19	609	710
Continental Airlines Pass Through Certificates, Series 2010-1B, 6.000%, 1–12–19	601	638
Continental Airlines, Inc. Class B Pass Through Certificates, Series 2012-1B, 6.250%, 4–11–20	899	957

ASSET-BACKED SECURITIES (Continued)	Principal	Value
CountryPlace Manufactured Housing Contract Trust 2005-1:		
4.800%, 12–15–35 (A)(B) . .	$ 390	$ 399
5.200%, 12–15–35 (A)(B) . .	300	317
CVS Caremark Corp. Pass-Through Trust:		
6.036%, 12–10–28	3,928	4,544
6.943%, 1–10–30	1,146	1,396
Delta Air Lines, Inc. Pass-Through Certificates, Series 2012-1A, 4.750%, 5–7–20	1,166	1,245
Delta Air Lines, Inc. Pass-Through Certificates, Series 2012-1B, 6.875%, 5–7–19 (A)	1,915	2,131
Fan Engine Securitization Ltd., Series 2013-1X, 3.000%, 10–15–19 (A) . . .	1,111	1,090
GE Equipment Transportation LLC, Series 2013-2:		
1.820%, 10–25–21	3,000	2,996
1.900%, 8–23–22	1,800	1,793
Green Tree Financial Corp., Manufactured Housing Contract, Pass-Through Certificates, Series 1993-3A7, 6.400%, 10–15–18	14	15
Green Tree Financial Corp., Manufactured Housing Contract, Pass-Through Certificates, Series 1996-4A6, 7.400%, 6–15–27	53	53
Hawaiian Airlines Pass Through Certificates, Series 2013-1, 4.950%, 1–15–22	4,500	4,432
Hyundai Auto Receivables Trust 2014-A, Class D, 2.530%, 7–15–20	1,000	997
Origen Manufactured Housing Contract Trust 2004-A, 5.700%, 1–15–35	475	498
Origen Manufactured Housing Contract Trust 2004-B, 5.730%, 11–15–35 (B) . . .	546	571
Origen Manufactured Housing Contract Trust 2005-A, 5.860%, 6–15–36 (B)	60	64
Origen Manufactured Housing Contract Trust 2005-B, 5.910%, 1–15–37	700	741
Seaco Container 2013-1A, 2.980%, 4–17–28 (A)	1,502	1,492
Tal Advantage V LLC:		
2.830%, 2–22–38 (A)	2,037	2,010
3.510%, 2–22–39 (A)	890	899

ASSET-BACKED SECURITIES (Continued)	Principal	Value
U.S. Airways, Inc. Class A Pass-Through Certificates, Series 2012-1, 5.900%, 10–1–24	$ 936	$ 1,041
U.S. Airways, Inc. Class C Pass-Through Certificates, Series 2012-2, 5.450%, 6–3–18	2,000	2,025
U.S. Airways, Inc., Series 2012-2, Class A, 6.750%, 6–3–21	2,159	2,331
United Airlines Pass-Through Certificates, Series 2014-1B, 4.750%, 4–11–22	1,150	1,147
United Airlines Pass-Through Certificates, Series 2014-2B, 4.625%, 9–3–22	3,615	3,552
TOTAL ASSET-BACKED SECURITIES – 10.2%		**$69,362**

(Cost: $67,768)

CORPORATE DEBT SECURITIES	Principal	Value
Airlines – 0.9%		
British Airways plc, 5.625%, 6–20–20 (A) . . .	1,436	1,536
U.S. Airways Group, Inc., Class A, 6.250%, 4–22–23	1,089	1,225
U.S. Airways Group, Inc., Class B, 8.500%, 4–22–17	638	696
United Air Lines, Inc., 10.400%, 11–1–16	449	496
Virgin Australia 2013-1B Trust, 6.000%,10–23–20 (A) . .	2,055	2,105
		6,058
Apparel Retail – 0.4%		
Limited Brands, Inc., 6.625%, 4–1–21	2,340	2,580
Application Software – 0.3%		
Intuit, Inc., 5.750%, 3–15–17	1,780	1,964
Auto Parts & Equipment – 0.4%		
Dana Holding Corp., 6.750%, 2–15–21	1,500	1,577
Delphi Corp., 6.125%, 5–15–21	300	329
Tenneco, Inc., 6.875%, 12–15–20	850	897
		2,803
Automotive Retail – 0.5%		
AutoNation, Inc., 5.500%, 2–1–20	2,792	3,044

Ivy Bond Fund (in thousands) SEPTEMBER 30, 2014 (UNAUDITED)

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Cable & Satellite – 0.3%		
LYNX I Corp., 5.375%, 4–15–21 (A)	$2,300	$ 2,317
Consumer Finance – 1.9%		
Ally Financial, Inc., 3.250%, 9–29–17	1,000	993
Discover Bank, 8.700%, 11–18–19	458	572
Ford Motor Credit Co. LLC, 5.625%, 9–15–15	1,500	1,568
General Motors Financial Co., Inc.:		
4.750%, 8–15–17	4,100	4,316
4.375%, 9–25–21	1,080	1,104
General Motors Financial Co., Inc. (GTD by AmeriCredit Financial Services, Inc.), 3.500%, 7–10–19	1,645	1,658
Hyundai Capital Services, Inc., 4.375%, 7–27–16 (A)	2,000	2,107
Union 13 Leasing LLC, 1.870%, 6–28–24	956	930
		13,248
Diversified Banks – 1.9%		
Bank of America Corp.:		
5.750%, 12–1–17	2,405	2,676
5.875%, 1–5–21	665	763
Bank of America N.A., 5.300%, 3–15–17	2,039	2,209
Compass Bank, 2.750%, 9–29–19	2,875	2,873
HSBC Bank USA N.A., 6.000%, 8–9–17	4,235	4,742
		13,263
Diversified Metals & Mining – 0.6%		
Martin Marietta Materials, Inc., 1.333%, 6–30–17 (A)(B)	4,500	4,520
Diversified REITs – 0.9%		
Colonial Realty L.P., 5.500%, 10–1–15	1,830	1,913
Lexington Realty Trust (GTD by Lepercq Corporate Income Fund L.P.), 4.400%, 6–15–24	4,150	4,164
		6,077
Electric Utilities – 1.6%		
AES Corp. (The), 3.234%, 6–1–19 (B)	2,300	2,266
DPL, Inc., 6.750%, 10–1–19 (A)	500	509
FirstEnergy Corp., 2.750%, 3–15–18	2,855	2,866
NRG Yield Operating LLC, 5.375%, 8–15–24 (A)	2,790	2,804
Southwestern Electric Power Co., 5.550%, 1–15–17	2,395	2,620
		11,065

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Gas Utilities – 0.3%		
Suburban Propane Partners L.P. and Suburban Energy Finance Corp., 5.500%, 6–1–24	$1,845	$ 1,762
Health Care Facilities – 0.3%		
NYU Hospitals Center, 4.428%, 7–1–42	2,170	2,097
Health Care Supplies – 1.1%		
Bio-Rad Laboratories, Inc., 4.875%, 12–15–20	5,000	5,322
Sinai Health System, 3.034%, 1–20–36	1,895	1,840
		7,162
Household Appliances – 0.3%		
Stanley Black & Decker, Inc., 5.750%, 12–15–53	2,115	2,289
Industrial Conglomerates – 0.3%		
CNH Capital LLC, 3.250%, 2–1–17	1,800	1,773
Integrated Telecommunication Services –1.5%		
Frontier Communications Corp.:		
6.250%, 9–15–21	750	745
6.875%, 1–15–25	2,000	1,975
SBA Tower Trust, 2.240%, 4–16–18 (A)	3,300	3,252
Verizon Communications, Inc.:		
6.550%, 9–15–43	2,084	2,604
5.012%, 8–21–54 (A)	2,091	2,101
		10,677
Investment Banking & Brokerage – 2.3%		
Goldman Sachs Group, Inc. (The):		
6.150%, 4–1–18	2,211	2,493
5.250%, 7–27–21	1,000	1,109
5.700%, 12–29–49	4,000	4,057
Morgan Stanley:		
6.250%, 8–28–17	3,200	3,596
5.500%, 1–26–20	1,552	1,741
5.500%, 7–28–21	1,090	1,228
5.450%, 12–29–29	1,650	1,638
		15,862
Life & Health Insurance – 1.1%		
Pacific LifeCorp, 5.125%, 1–30–43 (A)	1,975	2,057
Prudential Holdings LLC, 7.245%, 12–18–23 (A)	1,295	1,591
Symetra Financial Corp., 6.125%, 4–1–16 (A)	3,350	3,563
		7,211
Metal & Glass Containers – 0.6%		
Ball Corp., 5.750%, 5–15–21	3,790	3,927

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Multi-Utilities – 0.5%		
Dominion Resources, Inc., 5.750%, 10–1–54	$3,300	$ 3,338
Oil & Gas Equipment & Services – 0.5%		
Enterprise Products Operating L.P., 5.750%, 3–1–35	3,116	3,608
Oil & Gas Exploration & Production – 3.9%		
California Resources Corp., 5.000%, 1–15–20 (A)	3,000	3,045
Chesapeake Energy Corp.:		
3.484%, 4–15–19 (B)	3,625	3,625
4.875%, 4–15–22	1,730	1,739
Chesapeake Midstream Partners L.P. and CHKM Finance Corp., 6.125%, 7–15–22	2,500	2,675
Cimarex Energy Co., 5.875%, 5–1–22	1,825	1,962
Continental Resources, Inc. (GTD by Banner Pipeline Co. LLC), 5.000%, 9–15–22	4,200	4,430
Denbury Resources, Inc., 5.500%, 5–1–22	2,960	2,938
Whiting Petroleum Corp., 5.000%, 3–15–19	2,790	2,853
WPX Energy, Inc., 5.250%, 9–15–24	3,330	3,222
		26,489
Oil & Gas Refining & Marketing – 1.5%		
NGL Energy Partners L.P. and NGL Energy Finance Corp., 5.125%, 7–15–19 (A)	500	491
NuStar Logistics L.P., 7.900%, 4–15–18	4,000	4,550
NuStar Logistics L.P. (GTD by NuStar Energy L.P. and NuStar Pipeline Operating Partnership L.P.), 4.800%, 9–1–20	2,340	2,279
Tesoro Corp., 4.250%, 10–1–17	2,645	2,711
		10,031
Oil & Gas Storage & Transportation – 5.2%		
Access Midstream Partners L.P., 4.875%, 5–15–23	3,500	3,592
Boardwalk Pipeline Partners L.P., 5.200%, 6–1–18	2,500	2,631
Boardwalk Pipelines L.P. (GTD by Boardwalk Pipeline Partners L.P.), 5.750%, 9–15–19	3,975	4,338
Buckeye Partners L.P., 5.600%, 10–15–44	5,100	5,104

Ivy Bond Fund (in thousands) SEPTEMBER 30, 2014 (UNAUDITED)

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Oil & Gas Storage & Transportation (Continued)		
Regency Energy Partners L.P. and Regency Energy Finance Corp.:		
6.500%, 7–15–21	$3,000	$ 3,150
5.875%, 3–1–22	3,000	3,128
Spectra Energy Partners L.P., 4.600%, 6–15–21	795	863
Sunoco Logistics Partners Operations L.P., 6.850%, 2–15–40	1,265	1,536
Tennessee Gas Pipeline Co., 8.375%, 6–15–32	4,000	5,260
Williams Co., Inc. (The), 5.750%, 6–24–44	5,000	4,913
Williams Partners L.P., 7.250%, 2–1–17	770	867
		35,382
Other Diversified Financial Services –3.4%		
ARC Properties Operating Partnership L.P. and Clark Acquisition LLC, 2.000%, 2–6–17 (A)	4,450	4,448
Citigroup Funding, Inc., 4.450%, 1–10–17	5,000	5,327
CNH Industrial Capital LLC, 3.375%, 7–15–19 (A)	785	740
ERAC USA Finance LLC, 3.850%, 11–15–24 (A)	1,800	1,804
JPMorgan Chase & Co., 5.000%, 12–29–49	4,250	4,137
JPMorgan Chase Bank N.A.:		
5.875%, 6–13–16	1,170	1,263
6.000%, 7–5–17	215	240
6.000%, 10–1–17	2,368	2,648
ULANI MSN 37894, 2.184%, 12–20–24	3,329	3,285
		23,892
Property & Casualty Insurance – 0.7%		
Assurant, Inc., 2.500%, 3–15–18	1,990	1,999
XL Capital Ltd., 6.250%, 5–15–27	2,075	2,465
		4,464
Railroads – 0.9%		
BNSF Funding Trust I, 6.613%, 12–15–55	6,280	7,045
Real Estate Operating Companies – 0.2%		
Helios Leasing I LLC, 2.018%, 5–29–24	1,183	1,161
Regional Banks – 0.5%		
Synovus Financial Corp., 7.875%, 2–15–19	3,025	3,388
Specialized REITs – 1.8%		
American Tower Trust I, 1.551%, 3–15–18 (A)	6,365	6,261
Hospitality Properties Trust, 4.650%, 3–15–24	4,000	4,055

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Specialized REITs (Continued)		
Ventas Realty L.P. and Ventas Capital Corp., 2.700%, 4–1–20	$1,867	$ 1,837
		12,153
Specialty Chemicals – 0.7%		
Ashland, Inc., 3.875%, 4–15–18	4,450	4,461
Trading Companies & Distributors – 0.3%		
AmeriGas Finance Corp. and AmeriGas Finance LLC, 6.750%, 5–20–20	1,500	1,560
AmeriGas Partners L.P. and AmeriGas Finance Corp., 6.500%, 5–20–21	477	489
		2,049
Trucking – 0.2%		
Tagua Leasing LLC, 1.900%, 7–12–24	1,095	1,068
Wireless Telecommunication Service – 1.1%		
Crown Castle International Corp., 6.113%, 1–15–20 (A)	4,050	4,685
MetroPCS Communications, Inc., 6.625%, 4–1–23	1,500	1,534
T-Mobile USA, Inc., 6.500%, 1–15–24	1,000	1,013
		7,232
TOTAL CORPORATE DEBT SECURITIES – 38.9%		**$265,460**
(Cost: $260,689)		

MORTGAGE-BACKED SECURITIES	Principal	Value
Commercial Mortgage-Backed Securities –7.2%		
7 WTC Depositor LLC Trust 2012-WTC Commercial Mortgage Pass-Through Certificates, Series 2012-7WTC, 4.082%, 3–13–31 (A)	1,970	2,042
BAMLL Commercial Mortgage Securities Trust 2014-520M, Class A, 4.325%, 8–15–46 (A)(B)	6,130	6,325
Banco Hipotecario Nacional:		
7.916%, 7–25–09 (A)(C)	31	—*
0.000%, 3–25–12 (A)(C)	10	—*
7.540%, 5–31–17 (A)(C)	—*	—
BB-UBS Trust 2012-SHOW, Commercial Mortgage Pass-Through Certificates, Series 2012 Class A, 3.430%, 11–5–36 (A)	2,850	2,812

MORTGAGE-BACKED SECURITIES (Continued)	Principal	Value
Commercial Mortgage-Backed Securities (Continued)		
BB-UBS Trust 2012-SHOW, Commercial Mortgage Pass-Through Certificates, Series 2012 Class D, 4.026%, 11–5–36 (A)(B)	$1,425	$1,378
Bear Stearns Commercial Mortgage Securities Trust 2004-PWR4, 5.468%, 6–11–41 (B)	44	44
Bear Stearns Mortgage Securities, Inc., 8.000%, 11–25–29	156	148
Citigroup Commercial Mortgage Trust, Commercial Mortgage Pass-Through Certificates, Series 2013-SMPA, 2.110%, 1–12–30 (A)	1,260	1,271
Citigroup Commercial Mortgage Trust, Commercial Mortgage Pass-Through Certificates, Series 2013-SMPD, 3.008%, 1–12–30 (A)(B)	1,240	1,249
Extended Stay America Trust Commercial Mortgage Pass-Through Certificates, Series 2013-ESH MZ, 2.295%, 12–5–31 (A)	2,000	1,950
GS Mortgage Securities Corp. Trust Commercial Mortgage Pass-Through Certificates, Series 2012-BWTR, 3.440%, 11–5–34 (A)(B)	1,000	969
Hometown Commercial Capital LLC, Hometown Commercial Mortgage Pass-Through Notes 2006-1, 5.506%, 11–11–38 (A)	724	578
Hometown Commercial Trust 2007-1, Commercial Mortgage-Backed Notes, Series 2007-1, 6.057%, 6–11–39 (A)	158	98
JPMorgan Chase Commercial Mortgage Securities Trust 2009-IWST, Commercial Mortgage Pass-Through Certificates, Series 2009-IWST:		
2.191%, 12–5–27 (A)(B)	5,877	516
7.151%, 12–5–27 (A)	1,425	1,731
7.694%, 12–5–27 (A)(B)	2,600	3,173
Mellon Residential Funding, 6.750%, 6–25–28	1	1
Morgan Stanley Capital I Trust 2012-C4, 3.773%, 3–15–45	945	969

MORTGAGE-BACKED SECURITIES (Continued)

Commercial Mortgage-Backed Securities (Continued)

	Principal	Value
Multi Security Asset Trust L.P., Commercial Mortgage-Backed Securities Pass-Through Certificates, Series 2005-RR4:		
5.000%, 11–28–35 (A)	$ 371	$ 373
5.270%, 11–28–35 (A)	2,000	2,029
5.880%, 11–28–35 (A)(B)	1,280	1,257
OBP Depositor LLC Trust, Commercial Mortgage Pass-Through Certificates, Series 2010-OBP, 2.710%, 2–17–26 (A)	3,595	3,492
Queens Center Mortgage Trust 2013-QC, 3.275%, 1–11–37 (A)	3,010	2,950
UBS-Barclays Commerical Mortgage Trust, Series 2012-C3 A4, 3.091%, 8–10–49	2,885	2,863
Vornado DP LLC Trust 2010, Commercial Mortgage Pass-Through Certificates, Series 2010-VNO, 5.280%, 9–13–28 (A)	1,200	1,326
Wachovia Bank Commerical Mortgage Trust, Commerical Mortgage Pass-Through Certificates, Series 2004-C15, 4.803%, 10–15–41	251	251
Wells Fargo Commerical Mortgage Trust, Series 2012-LC5 A3, 2.918%, 10–15–45	3,173	3,128
WFRBS Commercial Mortgage Trust 2001-C2 A-2, 3.791%, 2–15–44 (A)	1,485	1,529
WFRBS Commercial Mortgage Trust 2011-C5, 3.667%, 11–15–44 (B)	1,135	1,186
WFRBS Commercial Mortgage Trust 2012-C10, Class A-3, 2.870%, 11–15–45	3,539	3,468
		49,106

Other Mortgage-Backed Securities – 1.9%

	Principal	Value
ABFS Mortgage Loan Trust 2001-2, 6.990%, 12–25–31 (B)	409	363
Banc of America Alternative Loan Trust 2003-05, 5.500%, 7–25–33	38	—*
Banc of America Mortgage Trust 2004-03, 4.875%, 4–25–19	69	67
Bank of America Mortgage Securities, Inc., Mortgage Pass-Through Certificates, Series 2003-3, 5.500%, 5–25–33	497	524

MORTGAGE-BACKED SECURITIES (Continued)

Other Mortgage-Backed Securities (Continued)

	Principal	Value
C-Bass 2006-MH1 Trust:		
5.970%, 10–25–36 (A)(B)	$ 8	$ 8
6.240%, 10–25–36 (A)(B)	88	89
CHL Mortgage Pass-Through Trust 2004-J4, 5.250%, 5–25–34	159	155
Collateralized Mortgage Obligation Trust, 5.000%, 7–1–18	6	6
Connecticut Avenue Securities, Series 2013-C01, 1.105%, 5–25–24 (B)	1,495	1,473
Credit Suisse Mortgage Trust 2014-ICE, Class C, 1.704%, 4–15–27 (A)(B)	4,225	4,235
CWHEQ Home Equity Loan Trust, Series 2007-S2, 5.934%, 5–25–37 (B)	306	270
First Horizon Mortgage Pass-Through Trust 2007-4, 5.500%, 8–25–22	64	62
GMACM Home Equity Loan Trust 2007-HE1, 5.952%, 8–25–37 (B)	570	508
JPMorgan Mortgage Trust 2004-A3, 2.506%, 7–25–34 (B)	188	190
Merrill Lynch Mortgage Investors, Inc., Mortgage Pass-Through Certificates, Series 1997-C2, 6.250%, 12–10–29	482	482
Morgan Stanley Capital I Trust 2012-STAR, Class A-2, 3.201%, 8–5–34 (A)	1,350	1,348
Morgan Stanley Capital I Trust 2012-STAR, Class B, 3.451%, 8–5–34 (A)	930	929
Morgan Stanley Capital I Trust, Series 2012-C4, 1.085%, 3–15–45	244	244
Prudential Home Mortgage Securities:		
6.730%, 4–28–24 (A)(B)	1	1
7.922%, 9–28–24 (A)(B)	2	2
RASC, Series 2003-KS10 Trust, 6.410%, 12–25–33	162	102
RFMSI, Series 2004-S5 Trust: 4.500%, 5–25–19	111	101
Salomon Brothers Mortgage Securities VII, Inc., Mortgage Pass-Through Certificates, Series 1997-HUD1, 7.190%, 12–25–30 (B)	742	487
Structured Adjustable Rate Mortgage Loan Trust, Series 2005-21, 4.883%, 11–25–35 (B)	393	6

MORTGAGE-BACKED SECURITIES (Continued)

Other Mortgage-Backed Securities (Continued)

	Principal	Value
Structured Asset Mortgage Investments, Inc., 2.246%, 5–2–30 (B)	$ 6	$ 2
TimberStar Trust I, 6.208%, 10–15–36 (A)	1,560	1,634
		13,288

TOTAL MORTGAGE-BACKED SECURITIES – 9.1%		**$62,394**

(Cost: $64,017)

MUNICIPAL BONDS – TAXABLE

Alabama – 0.1%

	Principal	Value
Util Debt Securitization Auth, Restructuring Bonds, Ser 2013T, 3.435%, 12–15–25	470	476

Florida – 0.1%

	Principal	Value
Sarasota Cnty, FL, Cap Impvt Rev Bonds, Ser 2010A, 7.016%, 10–1–40	520	604

New York – 0.9%

	Principal	Value
Port Auth of NY & NJ Consolidated Bonds, 168th Ser, 4.926%, 10–1–51	3,190	3,475
Port Auth of NY & NJ Consolidated Bonds, Ser 174, 4.458%, 10–1–62	3,000	3,003
		6,478

Washington – 0.2%

	Principal	Value
Pub Util Dist No. 1, Douglas Cnty, WA, Wells Hydroelec Bonds, Ser 2010A, 5.450%, 9–1–40	1,205	1,325

TOTAL MUNICIPAL BONDS – TAXABLE – 1.3%		**$ 8,883**

(Cost: $8,269)

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS

Agency Obligations – 0.8%

	Principal	Value
Federal Farm Credit Bank, 2.990%, 2–4–28	5,600	5,249
Federal National Mortgage Association, 5.500%, 2–1–35	122	136
		5,385

Mortgage-Backed Obligations – 20.7%

	Principal	Value
Federal Home Loan Mortgage Corp. Agency REMIC/CMO:		
2.354%, 9–25–24 (B)	4,000	3,961
5.300%, 1–15–33	133	144

Ivy Bond Fund *(in thousands)* SEPTEMBER 30, 2014 (UNAUDITED)

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal	Value
Mortgage-Backed Obligations (Continued)		
Federal Home Loan Mortgage Corp. Fixed Rate Participation Certificates:		
5.500%, 12–1–17	$ 84	$ 89
5.500%, 9–1–19	123	131
5.000%, 4–1–23	431	466
1.807%, 8–25–24	2,645	2,652
3.500%, 8–1–26	921	969
2.500%, 3–1–28	856	866
2.500%, 4–1–28	848	858
5.000%, 5–1–29	86	96
3.500%, 5–1–32	1,746	1,818
6.500%, 9–1–32	64	75
6.000%, 11–1–33	84	97
5.500%, 5–1–34	662	752
6.500%, 5–1–34	166	188
5.500%, 6–1–34	225	253
5.000%, 9–1–34	4	5
5.500%, 9–1–34	9	10
5.500%, 10–1–34	281	313
5.500%, 7–1–35	102	113
5.000%, 8–1–35	111	123
5.500%, 10–1–35	100	112
5.000%, 11–1–35	244	269
5.000%, 12–1–35	75	83
6.500%, 7–1–36	118	137
7.000%, 12–1–37	132	152
5.500%, 2–1–39	554	621
5.000%, 11–1–39	234	261
5.000%, 1–1–40	1,372	1,525
5.000%, 3–1–40	2,030	2,269
5.000%, 4–1–40	445	493
5.000%, 8–1–40	462	511
4.000%, 10–1–40	1,178	1,244
4.000%, 11–1–40	1,110	1,178
4.500%, 1–1–41	1,336	1,449
4.000%, 2–1–41	2,100	2,219
4.000%, 3–1–41	642	680
4.500%, 3–1–41	596	647
4.500%, 4–1–41	1,487	1,621
4.000%, 6–1–41	708	750
4.000%, 8–1–41	556	587
4.000%, 11–1–41	5,792	6,115
3.500%, 1–1–42	2,359	2,422
3.500%, 3–1–42	2,392	2,449
3.000%, 8–1–42	1,659	1,645
3.500%, 8–1–42	4,264	4,364
3.000%, 1–1–43	1,809	1,794
3.000%, 2–1–43	2,231	2,219
Federal National Mortgage Association Fixed Rate Pass-Through Certificates:		
6.000%, 9–1–17	12	13
6.000%, 1–1–18	39	41
5.500%, 2–1–18	48	51
5.500%, 3–1–18	9	10
5.000%, 5–1–18	178	188
5.000%, 6–1–18	41	43
5.000%, 7–1–18	18	19
5.000%, 10–1–18	121	128
5.500%, 9–1–19	43	46
3.000%, 9–1–22	1,322	1,376
5.000%, 7–1–23	216	238
6.000%, 8–1–23	245	268

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal	Value
Mortgage-Backed Obligations (Continued)		
5.500%, 2–1–24	$ 85	$ 94
4.500%, 4–1–25	395	422
3.500%, 11–1–25	588	621
3.500%, 6–1–26	1,021	1,076
3.500%, 10–1–26 TBA	125	131
3.000%, 10–1–27	130	134
2.500%, 11–1–27	1,657	1,662
2.500%, 10–1–28	705	709
6.000%, 8–1–29	77	87
7.500%, 5–1–31	30	34
7.000%, 9–1–31	11	13
7.000%, 11–1–31	125	149
6.500%, 12–1–31	12	14
6.500%, 2–1–32	133	155
7.000%, 2–1–32	99	117
7.000%, 3–1–32	156	187
6.500%, 4–1–32	25	29
6.500%, 5–1–32	55	64
6.500%, 7–1–32	19	22
6.500%, 8–1–32	27	32
6.000%, 9–1–32	29	33
6.500%, 9–1–32	67	78
6.000%, 10–1–32	549	635
6.500%, 10–1–32	58	66
6.000%, 11–1–32	413	479
3.500%, 12–1–32	2,473	2,582
6.000%, 3–1–33	647	750
5.500%, 4–1–33	403	456
6.000%, 4–1–33	35	40
5.500%, 5–1–33	52	59
6.000%, 6–1–33	226	257
6.500%, 8–1–33	19	21
6.000%, 10–1–33	43	48
6.000%, 12–1–33	115	131
5.500%, 1–1–34	123	138
5.500%, 1–1–34	118	132
6.000%, 1–1–34	78	89
5.000%, 3–1–34	443	490
5.000%, 3–1–34	55	61
5.500%, 3–1–34	47	54
5.500%, 4–1–34	49	55
5.000%, 5–1–34	29	33
6.000%, 8–1–34	106	120
5.500%, 9–1–34	308	346
6.000%, 9–1–34	136	154
6.500%, 9–1–34	204	233
5.500%, 11–1–34	485	544
6.000%, 11–1–34	196	223
6.500%, 11–1–34	13	15
5.000%, 12–1–34	714	790
5.500%, 1–1–35	364	410
5.500%, 1–1–35	140	158
5.500%, 2–1–35	832	942
6.500%, 3–1–35	250	289
5.000%, 4–1–35	135	149
5.500%, 4–1–35	235	262
4.500%, 5–1–35	484	523
5.500%, 6–1–35	12	13
4.500%, 7–1–35	385	417
5.000%, 7–1–35	811	898
5.000%, 7–1–35	166	183
5.500%, 7–1–35	120	135
5.500%, 8–1–35	16	18
5.500%, 10–1–35	481	546

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal	Value
Mortgage-Backed Obligations (Continued)		
5.500%, 11–1–35	$ 297	$ 332
5.500%, 12–1–35	310	347
5.000%, 2–1–36	78	86
5.500%, 2–1–36	296	321
6.500%, 2–1–36	94	107
5.500%, 9–1–36	349	391
5.500%, 11–1–36	172	192
6.000%, 11–1–36	103	116
6.000%, 1–1–37	85	96
6.000%, 5–1–37	189	217
5.500%, 6–1–37	89	101
6.000%, 8–1–37	100	113
6.000%, 9–1–37	121	139
7.000%, 10–1–37	17	19
5.500%, 3–1–38	311	354
5.000%, 4–1–38	400	448
5.500%, 5–1–38	175	195
6.000%, 10–1–38	369	419
6.000%, 12–1–38	211	238
4.500%, 6–1–39	250	273
5.000%, 12–1–39	539	605
5.500%, 12–1–39	399	449
5.000%, 3–1–40	1,383	1,540
6.000%, 6–1–40	222	251
4.500%, 10–1–40	1,210	1,309
4.000%, 12–1–40	1,702	1,796
3.500%, 4–1–41	2,510	2,575
4.000%, 4–1–41	1,590	1,685
4.500%, 4–1–41	2,907	3,167
5.000%, 4–1–41	350	391
4.500%, 7–1–41	1,674	1,815
4.000%, 8–1–41	1,257	1,326
4.000%, 9–1–41	2,022	2,139
3.500%, 10–1–41 TBA	1,990	2,034
4.000%, 10–1–41	3,278	3,463
3.500%, 11–1–41	4,177	4,287
3.500%, 1–1–42	4,009	4,108
3.000%, 3–1–42	1,565	1,547
3.500%, 8–1–42	2,597	2,664
3.000%, 9–1–42	2,615	2,591
3.000%, 10–1–42	2,100	2,070
3.500%, 2–1–43	1,809	1,860
3.500%, 3–1–43	2,659	2,731
3.000%, 5–1–43	973	961
4.000%, 1–1–44	1,537	1,632
Government National Mortgage Association Agency REMIC/CMO:		
0.333%, 3–16–34 (B)(D)	449	1
0.643%, 7–16–40 (B)(D)	314	5
0.000%, 3–16–42 (B)(D)(E)	696	—*
0.358%, 6–17–45 (B)(D)	1,588	17
Government National Mortgage Association Fixed Rate Pass-Through Certificates:		
6.250%, 7–15–24	83	94
4.000%, 8–20–31	857	901
5.000%, 7–15–33	240	266
5.000%, 7–15–34	192	213
5.500%, 12–15–34	253	285
5.000%, 1–15–35	294	325
5.000%, 12–15–35	442	488
4.000%, 6–20–36	1,202	1,258

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal	Value
Mortgage-Backed Obligations (Continued)		
5.500%, 7–15–38	$ 253	$ 284
5.500%, 10–15–38	281	318
5.500%, 2–15–39	127	141
5.000%, 12–15–39	197	220
5.000%, 1–15–40	1,456	1,616
4.500%, 6–15–40	669	736
5.000%, 7–15–40	514	569
4.000%, 12–20–40	737	790
4.000%, 1–15–41	1,130	1,201
4.000%, 10–15–41	679	725
3.500%, 10–20–43	1,408	1,458
3.000%, 10–1–44	365	367
3.500%, 10–1–44	1,500	1,550
U.S. Department of Veterans Affairs, Guaranteed REMIC Pass-Through Certificates, Vendee Mortgage Trust 1995-1, Class 1, 7.226%, 2–15–25 (B) . .	92	104
U.S. Department of Veterans Affairs, Guaranteed REMIC Pass-Through Certificates, Vendee Mortgage Trust 1995-1, Class 2, 7.793%, 2–15–25	28	31
		141,486
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 21.5%		**$146,871**
(Cost: $146,648)		

UNITED STATES GOVERNMENT OBLIGATIONS	Principal	Value
Treasury Obligations – 15.1%		
U.S. Treasury Bonds:		
5.375%, 2–15–31 (F) . . .	$ 4,940	$ 6,540
3.625%, 2–15–44	6,890	7,447
U.S. Treasury Notes:		
0.250%, 2–29–16	5,330	5,326
0.875%, 5–15–17	1,960	1,958
1.000%, 9–15–17	660	659
0.875%, 1–31–18	19,260	19,007
1.625%, 8–31–19	13,125	13,039
2.250%, 4–30–21	4,510	4,534
2.000%, 5–31–21	1,150	1,137
2.125%, 6–30–21	4,980	4,959
2.250%, 7–31–21	3,000	3,011
2.000%, 8–31–21	6,000	5,919
2.375%, 8–15–24	9,410	9,304
3.375%, 5–15–44	19,455	20,086
		102,926
TOTAL UNITED STATES GOVERNMENT OBLIGATIONS –15.1%		**$102,926**
(Cost: $102,079)		

SHORT-TERM SECURITIES		
Commercial Paper – 4.2%		
American Honda Finance Corp. (GTD by Honda Motor Co.), 0.080%,10–6–14 (G) . .	3,057	3,057
Army & Air Force Exchange Service, 0.080%, 10–27–14 (G) . .	2,000	2,000

SHORT-TERM SECURITIES (Continued)	Principal	Value
Commercial Paper (Continued)		
BMW U.S. Capital LLC (GTD by BMW AG), 0.090%, 10–1–14 (G) . . .	$5,000	$ 5,000
Clorox Co. (The), 0.210%, 10–7–14 (G) . . .	2,600	2,600
Diageo Capital plc (GTD by Diageo plc), 0.250%, 10–9–14 (G) . . .	2,000	2,000
Illinois Tool Works, Inc., 0.070%, 10–1–14 (G) . . .	7,600	7,599
Kroger Co. (The), 0.170%, 10–1–14 (G) . . .	1,784	1,784
Virginia Electric and Power Co., 0.210%, 10–3–14 (G) . . .	5,000	5,000
		29,040
Master Note – 0.1%		
Toyota Motor Credit Corp., 0.102%, 10–7–14 (H) . .	634	634
TOTAL SHORT-TERM SECURITIES – 4.3%		**$ 29,674**
(Cost: $29,675)		
TOTAL INVESTMENT SECURITIES –101.4%		**$692,418**
(Cost: $685,975)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (1.4%)		**(9,759)**
NET ASSETS – 100.0%		**$682,659**

Notes to Schedule of Investments

*Not shown due to rounding.

(A) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2014, the total value of these securities amounted to $103,568 or 15.2% of net assets.

(B) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2014.

(C) Non-income producing as the issuer has either missed its most recent interest payment or declared bankruptcy.

(D) Interest-only security. Amount shown as principal represents notional amount for computation of interest.

(E) Zero coupon bond.

(F) All or a portion of the security position has been pledged as collateral on open futures contracts.

(G) Rate shown is the yield to maturity at September 30, 2014.

(H) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2014. Date shown represents the date that the variable rate resets.

The following futures contracts were outstanding at September 30, 2014 (contracts unrounded):

Description	Type	Expiration Date	Number of Contracts	Value	Unrealized Appreciation
U.S. 10-Year Treasury Note	Short	12–31–14	146	$(18,198)	$103
U.S. Treasury Long Bond	Short	12–31–14	61	(8,412)	84
				$(26,610)	$187

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2014. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Preferred Stocks	$ 6,848	$ —	$ —
Asset-Backed Securities	—	67,005	2,357
Corporate Debt Securities	—	265,460	—
Mortgage-Backed Securities	—	62,394	—*
Municipal Bonds	—	8,883	—
United States Government Agency Obligations	—	146,871	—*
United States Government Obligations	—	102,926	—
Short-Term Securities	—	29,674	—
Total	$ 6,848	$683,213	$ 2,357
Futures Contracts	$ 187	$ —	$ —

During the period ended September 30, 2014, securities totaling $1,457 were transferred from Level 2 to Level 3 due to the lack of observable market data due to decreased market activity or information for these securities. Securities totaling $8,789 were transferred from Level 3 to Level 2 due to the increased availability of observable market data due to increased market activity or information. There were no transfers between Level 1 and 2 during the period.

The following acronyms are used throughout this schedule:

CMO = Collateralized Mortgage Obligation
GTD = Guaranteed
REIT = Real Estate Investment Trust
REMIC = Real Estate Mortgage Investment Conduit
TBA = To Be Announced

See Accompanying Notes to Financial Statements.

Asset Allocation

Stocks	**95.3%**
Consumer Discretionary	18.3%
Health Care	14.9%
Information Technology	14.8%
Industrials	11.9%
Financials	11.1%
Consumer Staples	9.2%
Energy	9.1%
Materials	4.3%
Telecommunication Services	1.7%
Cash and Cash Equivalents	**4.7%**

Lipper Rankings

Category: Lipper Large-Cap Core Funds	Rank	Percentile
1 Year	556/884	63
3 Year	269/774	35
5 Year	112/715	16
10 Year	29/488	6

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector
Canadian Pacific Railway Ltd.	Industrials
Applied Materials, Inc.	Information Technology
Bank of America Corp.	Financials
Citigroup, Inc.	Financials
Shire Pharmaceuticals Group plc ADR	Health Care
American International Group, Inc.	Financials
Anheuser-Busch InBev S.A. ADR	Consumer Staples
Phillips 66	Energy
Noble Energy, Inc.	Energy
Dow Chemical Co. (The)	Materials

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Ivy Core Equity Fund *(in thousands)*

COMMON STOCKS	Shares	Value
Application Software – 4.3%		
Adobe Systems, Inc. (A)	418	$28,949
Autodesk, Inc. (A)	291	16,012
		44,961
Auto Parts & Equipment – 1.3%		
Delphi Automotive plc	220	13,476
Automobile Manufacturers – 1.7%		
Ford Motor Co.	1,209	17,881
Biotechnology – 1.6%		
Biogen Idec, Inc. (A)	52	17,301
Brewers – 2.9%		
Anheuser-Busch InBev S.A. ADR	276	30,595
Broadcasting – 2.5%		
CBS Corp., Class B	485	25,938
Cable & Satellite – 5.4%		
Charter Communications, Inc., Class A (A)	109	16,482
Comcast Corp., Class A	389	20,943
Time Warner Cable, Inc.	139	19,916
		57,341
Construction Machinery & Heavy Trucks – 0.9%		
Cummins, Inc.	75	9,833
Data Processing & Outsourced Services – 3.9%		
Alliance Data Systems Corp. (A)	58	14,463
MasterCard, Inc., Class A	357	26,375
		40,838
Diversified Banks – 3.9%		
Bank of America Corp.	2,407	41,041
Diversified Chemicals – 4.3%		
Dow Chemical Co. (The)	554	29,067
PPG Industries, Inc.	85	16,723
		45,790
Health Care Equipment – 2.0%		
Medtronic, Inc.	341	21,131
Home Improvement Retail – 2.0%		
Home Depot, Inc. (The)	228	20,880
Hotels, Resorts & Cruise Lines – 1.2%		
Hilton Worldwide Holdings, Inc. (A)	529	13,017
Hypermarkets & Super Centers – 2.4%		
Costco Wholesale Corp.	204	25,615
Industrial Machinery – 2.2%		
Flowserve Corp.	334	23,518
Internet Retail – 1.0%		
Amazon.com, Inc. (A)	32	$10,447
Internet Software & Services – 0.5%		
Twitter, Inc. (A)	102	5,282
Managed Health Care – 2.0%		
Humana, Inc.	165	21,459
Motorcycle Manufacturers – 1.8%		
Harley-Davidson, Inc.	323	18,781
Multi-Line Insurance – 3.4%		
American International Group, Inc.	661	35,707
Oil & Gas Exploration & Production – 4.3%		
Cabot Oil & Gas Corp.	505	16,499
Noble Energy, Inc.	426	29,094
		45,593
Oil & Gas Refining & Marketing – 2.9%		
Phillips 66	370	30,117
Oil & Gas Storage & Transportation – 1.9%		
MarkWest Energy Partners L.P.	262	20,119
Other Diversified Financial Services – 3.8%		
Citigroup, Inc.	774	40,114
Packaged Foods & Meats – 1.9%		
Mead Johnson Nutrition Co.	207	19,937
Pharmaceuticals – 9.3%		
Allergan, Inc.	66	11,796
Bristol-Myers Squibb Co.	469	24,009
Shire Pharmaceuticals Group plc ADR	151	39,012
Teva Pharmaceutical Industries Ltd. ADR	422	22,683
		97,500
Railroads – 8.8%		
Canadian Pacific Railway Ltd.	230	47,676
Kansas City Southern	199	24,107
Union Pacific Corp.	188	20,383
		92,166
Restaurants – 1.4%		
Chipotle Mexican Grill, Inc., Class A (A)	23	15,132
Semiconductor Equipment – 3.9%		
Applied Materials, Inc.	1,901	41,070
Semiconductors – 2.2%		
Texas Instruments, Inc.	494	23,549
Tobacco – 2.0%		
Philip Morris International, Inc.	256	$ 21,356
Wireless Telecommunication Service – 1.7%		
American Tower Corp., Class A	192	17,949
TOTAL COMMON STOCKS – 95.3%		**$1,005,434**
(Cost: $818,188)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper – 3.8%		
Air Products and Chemicals, Inc., 0.100%, 10-15-14 (B)	$ 5,000	5,000
Army & Air Force Exchange Service, 0.080%, 10-27-14 (B)	2,000	2,000
Bemis Co., Inc., 0.240%, 10-6-14 (B)	2,700	2,700
BMW U.S. Capital LLC (GTD by BMW AG), 0.090%, 10-1-14 (B)	4,000	4,000
BorgWarner, Inc., 0.260%, 10-22-14 (B)	5,000	4,999
Danaher Corp., 0.090%, 10-9-14 (B)	2,000	2,000
Diageo Capital plc (GTD by Diageo plc):		
0.260%, 10-8-14 (B)	4,000	4,000
0.250%, 10-9-14 (B)	2,000	2,000
0.270%, 10-10-14 (B)	10,800	10,799
Mondelez International, Inc., 0.140%, 10-1-14 (B)	2,726	2,726
		40,224
Master Note – 0.2%		
Toyota Motor Credit Corp., 0.102%, 10-7-14 (C)	2,095	2,095
TOTAL SHORT-TERM SECURITIES – 4.0%		**$ 42,319**
(Cost: $42,319)		
TOTAL INVESTMENT SECURITIES – 99.3%		**$1,047,753**
(Cost: $860,507)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.7%		**7,276**
NET ASSETS – 100.0%		**$1,055,029**

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Rate shown is the yield to maturity at September 30, 2014.

(C)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2014. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2014. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$1,005,434	$ —	$ —
Short-Term Securities	—	42,319	—
Total	$1,005,434	$ 42,319	$ —

As of September 30, 2014, there were no transfers between Level 1 and 2 during the period.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed

See Accompanying Notes to Financial Statements.

Ivy Cundill Global Value Fund

ALL DATA IS AS OF SEPTEMBER 30, 2014 (UNAUDITED)

Asset Allocation

Stocks	**79.2%**
Financials	26.9%
Consumer Discretionary	15.1%
Industrials	13.9%
Energy	11.5%
Materials	5.8%
Consumer Staples	3.6%
Information Technology	2.4%
Bonds	**2.3%**
Corporate Debt Securities	2.2%
Other Government Securities	0.1%
Cash and Cash Equivalents	**18.5%**

Lipper Rankings

Category: Lipper Global Multi-Cap Value Funds	Rank	Percentile
1 Year	101/109	92
3 Year	27/81	33
5 Year	38/60	63
10 Year	19/30	62

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Country Weightings

North America	**34.2%**
United States	28.4%
Canada	5.8%
Pacific Basin	**25.0%**
South Korea	12.9%
Japan	6.9%
Hong Kong	5.2%
Europe	**22.3%**
France	5.1%
Germany	4.1%
United Kingdom	4.1%
Other Europe	9.0%
South America	**0.0%**
Cash and Cash Equivalents	**18.5%**

Top 10 Equity Holdings

Company	Country	Sector	Industry
American International Group, Inc.	United States	Financials	Multi-Line Insurance
Citigroup, Inc.	United States	Financials	Other Diversified Financial Services
POSCO	South Korea	Materials	Steel
Bank of America Corp.	United States	Financials	Diversified Banks
Munchener Ruckversicherungs-Gesellschaft AG, Registered Shares	Germany	Financials	Reinsurance
SANKYO Co. Ltd.	Japan	Consumer Discretionary	Leisure Products
News Corp., Class A	United States	Consumer Discretionary	Publishing
EnCana Corp.	Canada	Energy	Oil & Gas Exploration & Production
LG Corp.	South Korea	Industrials	Industrial Conglomerates
Henderson Land Development Co. Ltd.	Hong Kong	Financials	Diversified Real Estate Activities

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Ivy Cundill Global Value Fund *(in thousands)*

COMMON STOCKS	Shares	Value
Brazil – 0.0%		
HRT Participacoes Em Petroleo S.A. (A)	28	$ 126
Canada – 3.6%		
EnCana Corp.	628	13,311
France – 5.1%		
Compagnie de Saint-Gobain	160	7,336
Vallourec	85	3,909
Vinci	135	7,833
		19,078
Germany – 4.1%		
Munchener Ruckversicherungs-Gesellschaft AG, Registered Shares	77	15,264
Greece – 2.2%		
EFG Eurobank Ergasias S.A. (A)	17,500	6,896
Intralot S.A. Integrated Lottery Systems and Services (A)	626	1,266
		8,162
Hong Kong – 5.2%		
First Pacific Co. Ltd.	6,167	6,425
Henderson Land Development Co. Ltd.	2,012	13,036
		19,461
Italy – 2.2%		
Mediaset S.p.A. (A)	2,186	8,394
Japan – 6.9%		
Honda Motor Co. Ltd.	205	7,092
SANKYO Co. Ltd.	391	14,001
Sega Sammy Holdings, Inc.	299	4,813
		25,906
Netherlands – 3.1%		
TNT Express N.V.	1,047	4,523
TNT Express N.V.	1,124	7,120
		11,643
Russia – 1.4%		
OAO LUKOIL ADR	100	5,111
South Korea – 12.9%		
Korea Tobacco & Ginseng Corp.	70	6,229
LG Corp.	181	13,173
Nongshim Co. Ltd.	27	6,932
POSCO	57	17,782
POSCO ADR	54	4,106
		48,222
United Kingdom – 4.1%		
BP plc ADR	160	7,053
Group 4 Securicor plc	2,059	8,367
		15,420

COMMON STOCKS (Continued)	Shares	Value
United States – 25.3%		
American International Group, Inc.	400	$ 21,629
Bank of America Corp. . .	990	16,879
Chesapeake Energy Corp.	233	5,364
Citigroup, Inc.	386	20,020
GameStop Corp., Class A	190	7,812
Microsoft Corp.	190	8,799
News Corp., Class A (A) . .	819	13,393
Seventy Seven Energy, Inc. (A)	17	396
		94,292
TOTAL COMMON STOCKS – 76.1%		**$284,390**
(Cost: $235,412)		

PREFERRED STOCKS	Shares	Value
United States – 3.1%		
Chesapeake Energy Corp., 5.75% Cumulative (B) . .	10	11,622
TOTAL PREFERRED STOCKS – 3.1%		**$ 11,622**
(Cost: $10,733)		

CORPORATE DEBT SECURITIES	Principal	
Canada – 2.2%		
BlackBerry Ltd., Convertible, 6.000%, 11–13–20	$7,020	8,073
TOTAL CORPORATE DEBT SECURITIES – 2.2%		**$ 8,073**
(Cost: $7,020)		

OTHER GOVERNMENT SECURITIES+			
Greece – 0.1%			
Hellenic Republic:			
2.000%, 2–24–23 (C) . .	EUR	18	17
2.000%, 2–24–24 (C) . .		18	18
2.000%, 2–24–25 (C) . .		18	17
2.000%, 2–24–26 (C) . .		18	16
2.000%, 2–24–27 (C) . .		18	16
2.000%, 2–24–28 (C) . .		19	17
2.000%, 2–24–29 (C) . .		19	16
2.000%, 2–24–30 (C) . .		19	16
2.000%, 2–24–31 (C) . .		19	16
2.000%, 2–24–32 (C) . .		19	15
2.000%, 2–24–33 (C) . .		19	15
2.000%, 2–24–34 (C) . .		19	15
2.000%, 2–24–35 (C) . .		19	15
2.000%, 2–24–36 (C) . .		19	15
2.000%, 2–24–37 (C) . .		19	15
2.000%, 2–24–38 (C) . .		19	15
2.000%, 2–24–39 (C) . .		19	15
2.000%, 2–24–40 (C) . .		19	14

OTHER GOVERNMENT SECURITIES+ (Continued)		Principal	Value
Greece (Continued)			
2.000%, 2–24–41 (C) . .	EUR	19	$ 15
2.000%, 2–24–42 (C) . .		19	15
0.000%, 10–15–42 (C)(D) . .		378	6
			319
TOTAL OTHER GOVERNMENT SECURITIES – 0.1%			**$ 319**
(Cost: $92)			

SHORT-TERM SECURITIES			
Commercial Paper- 10.9%			
Federal Home Loan Bank:			
0.030%, 10–10–14 (E) . .		$ 9,000	8,999
0.040%, 10–22–14 (E) . .		6,500	6,500
0.060%, 11–7–14 (E) . . .		1,500	1,500
0.050%, 11–14–14 (E) . .		4,000	4,000
0.030%, 11–21–14 (E) . .		5,693	5,693
0.010%, 11–28–14 (E) . .		1,500	1,500
Freddie Mac Discount Notes:			
0.030%, 11–17–14 (E) . .		12,000	11,999
0.010%, 12–12–14 (E) . .		700	700
			40,891
United States Government Agency Obligations- 6.9%			
Overseas Private Investment Corp. (GTD by U.S. Government):			
0.110%, 10–1–14 (F) . . .		8,000	8,000
0.110%, 10–1–14 (F) . . .		3,153	3,153
0.110%, 10–7–14 (F) . . .		9,649	9,649
0.110%, 10–7–14 (F) . . .		3,000	3,000
0.110%, 10–7–14 (F) . . .		1,224	1,224
0.110%, 10–7–14 (F) . . .		588	588
			25,614
TOTAL SHORT-TERM SECURITIES – 17.8%			**$ 66,505**
(Cost: $66,505)			
TOTAL INVESTMENT SECURITIES – 99.3%			**$370,909**
(Cost: $319,762)			
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.7%			**2,626**
NET ASSETS – 100.0%			**$373,535**

Notes to Schedule of Investments

+Other Government Securities include emerging market sovereign, quasi-sovereign, corporate and supranational agency and organization debt securities.

(A)No dividends were paid during the preceding 12 months.

(B)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2014, the total value of these securities amounted to $11,622 or 3.1% of net assets.

(C)Principal amounts are denominated in the indicated foreign currency, where applicable (EUR—Euro).

(D)Zero coupon bond.

(E)Rate shown is the yield to maturity at September 30, 2014.

(F)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2014. Date shown represents the date the variable rate resets.

The following forward foreign currency contracts were outstanding at September 30, 2014:

Type	Currency	Counterparty	Principal Amount of Contract (Denominated in Indicated Currency)	Settlement Date	Unrealized Appreciation	Unrealized Depreciation
Sell	Japanese Yen	Citibank N.A.	456,900	12–3–14	$ 303	$ —
Sell	Japanese Yen	Citibank N.A.	757,200	12–17–14	530	—
Sell	Japanese Yen	Citibank N.A.	600,000	1–7–15	220	—
Sell	Japanese Yen	Morgan Stanley International	653,000	1–7–15	243	—
					$1,296	$ —

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2014. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$284,390	$ —	$ —
Preferred Stocks	—	11,622	—
Corporate Debt Securities	—	—	8,073
Other Government Securities	—	319	—
Short-Term Securities	—	66,505	—
Total	$284,390	$ 78,446	$ 8,073
Forward Foreign Currency Contracts	$ —	$ 1,296	$ —

The following table is a reconciliation of Level 3 investments for which significant unobservable inputs were used to determine fair value:

	Corporate Debt Securities
Beginning Balance 4-1-14	$ 7,117
Net realized gain (loss)	—
Net change in unrealized appreciation (depreciation)	956
Purchases	—
Sales	—
Amortization/Accretion of premium/discount	—
Transfers into Level 3 during the period	7,020
Transfers out of Level 3 during the period	(7,020)
Ending Balance 9-30-14	$ 8,073
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 9-30-14	$ 1,053

Transfers from Level 2 to Level 3 occurred primarily due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred primarily due to the increased availability of observable market data due to increased market activity or information. As shown above, transfers in and out of Level 3 represent the values as of the beginning of the reporting period. There were no transfers between Levels 1 and 2 during the period ended September 30, 2014.

Information about Level 3 fair value measurements:

	Fair Value at 9-30-14	Valuation Technique(s)	Unobservable Input(s)
Assets			
Corporate Debt Securities	$8,073	Third-party valuation service	Broker quotes

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed

Market Sector Diversification		Materials	5.8%
(as a % of net assets)		Consumer Staples	3.6%
Financials	26.9%	Information Technology	2.4%
Consumer Discretionary	15.1%	Telecommunication Services	2.2%
Industrials	13.9%	Other Government Securities	0.1%
Energy	11.5%	Other+	18.5%

+Includes cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.

Ivy Dividend Opportunities Fund

Asset Allocation

Stocks	**96.7%**
Consumer Discretionary	15.9%
Industrials	15.6%
Health Care	12.9%
Financials	12.6%
Information Technology	12.1%
Consumer Staples	10.0%
Energy	9.1%
Materials	6.0%
Utilities	1.5%
Telecommunication Services	1.0%
Cash and Cash Equivalents	**3.3%**

Lipper Rankings

Category: Lipper Equity Income Funds	Rank	Percentile
1 Year	233/465	50
3 Year	109/323	34
5 Year	230/271	85
10 Year	80/160	50

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector
JPMorgan Chase & Co.	Financials
Union Pacific Corp.	Industrials
Microchip Technology, Inc.	Information Technology
Home Depot, Inc. (The)	Consumer Discretionary
Anheuser-Busch InBev S.A. ADR	Consumer Staples
Limited Brands, Inc.	Consumer Discretionary
Teva Pharmaceutical Industries Ltd. ADR	Health Care
Wells Fargo & Co.	Financials
Bristol-Myers Squibb Co.	Health Care
Philip Morris International, Inc.	Consumer Staples

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Ivy Dividend Opportunities Fund (in thousands) SEPTEMBER 30, 2014 (UNAUDITED)

COMMON STOCKS	Shares	Value
Advertising – 1.7%		
Omnicom Group, Inc.	101	$ 6,986
Aerospace & Defense – 3.9%		
Boeing Co. (The)	62	7,840
Honeywell International, Inc.	86	7,990
		15,830
Apparel Retail – 2.7%		
Limited Brands, Inc.	163	10,924
Asset Management & Custody Banks – 1.3%		
Northern Trust Corp.	79	5,388
Automobile Manufacturers – 1.9%		
Ford Motor Co.	529	7,822
Brewers – 2.8%		
Anheuser-Busch InBev S.A. ADR	102	11,280
Cable & Satellite – 2.1%		
Comcast Corp., Class A	155	8,325
Casinos & Gaming – 2.1%		
Wynn Resorts Ltd.	45	8,350
Construction Machinery & Heavy Trucks – 4.0%		
Allison Transmission Holdings, Inc.	276	7,850
Caterpillar, Inc.	82	8,074
		15,924
Consumer Electronics – 1.1%		
Garmin Ltd.	87	4,523
Data Processing & Outsourced Services – 1.3%		
Paychex, Inc.	121	5,348
Distillers & Vintners – 1.3%		
Diageo plc ADR	47	5,406
Diversified Banks – 2.6%		
Wells Fargo & Co.	204	10,592
Diversified Chemicals – 4.0%		
Dow Chemical Co. (The)	145	7,588
PPG Industries, Inc.	44	8,588
		16,176
Electric Utilities – 1.5%		
PPL Corp.	189	6,202
Health Care Equipment – 1.8%		
Medtronic, Inc.	118	7,298
Home Improvement Retail – 2.9%		
Home Depot, Inc. (The)	126	11,572
Household Products – 1.9%		
Colgate-Palmolive Co.	117	7,627

COMMON STOCKS (Continued)	Shares	Value
Industrial Conglomerates – 1.2%		
3M Co.	35	$ 4,987
Industrial Gases – 1.0%		
Airgas, Inc.	37	4,039
Industrial Machinery – 1.8%		
Eaton Corp.	116	7,357
Industrial REITs – 1.4%		
ProLogis	149	5,608
Integrated Oil & Gas – 1.9%		
Occidental Petroleum Corp.	81	7,750
Integrated Telecommunication Services – 1.0%		
Verizon Communications, Inc.	84	4,212
Oil & Gas Equipment & Services – 2.0%		
Schlumberger Ltd.	79	7,993
Oil & Gas Storage & Transportation – 5.2%		
Energy Transfer Equity L.P.	113	6,959
MarkWest Energy Partners L.P.	110	8,461
Phillips 66 Partners L.P.	13	898
Plains GP Holdings L.P., Class A	162	4,956
		21,274
Other Diversified Financial Services – 3.6%		
JPMorgan Chase & Co.	241	14,491
Packaged Foods & Meats – 1.7%		
Mead Johnson Nutrition Co.	72	6,899
Pharmaceuticals – 11.1%		
Bristol-Myers Squibb Co.	188	9,620
Johnson & Johnson	88	9,359
Merck & Co., Inc.	109	6,479
Pfizer, Inc.	289	8,531
Teva Pharmaceutical Industries Ltd. ADR	203	10,886
		44,875
Property & Casualty Insurance – 2.2%		
ACE Ltd.	86	8,966
Railroads – 3.3%		
Union Pacific Corp.	124	13,428
Regional Banks – 1.5%		
PNC Financial Services Group, Inc. (The)	71	6,072
Research & Consulting Services – 1.4%		
Nielsen Holdings N.V.	130	5,783
Semiconductor Equipment – 2.2%		
Applied Materials, Inc.	422	9,128

COMMON STOCKS (Continued)	Shares	Value
Semiconductors – 6.4%		
Analog Devices, Inc.	116	$ 5,736
Microchip Technology, Inc.	262	12,394
Texas Instruments, Inc.	162	7,723
		25,853
Specialty Chemicals – 1.0%		
LyondellBasell Industries N.V., Class A	37	4,053
Specialty Stores – 1.4%		
Tiffany & Co.	60	5,762
Technology Hardware, Storage & Peripherals – 2.2%		
Apple, Inc.	88	8,886
Tobacco – 2.3%		
Philip Morris International, Inc.	113	9,420
TOTAL COMMON STOCKS – 96.7%		**$392,409**
(Cost: $285,489)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper – 2.8%		
American Honda Finance Corp. (GTD by Honda Motor Co.), 0.080%, 10–6–14 (A)	$3,200	3,200
DTE Energy Co. (GTD by Detroit Edison Co.), 0.210%, 10–3–14 (A)	3,794	3,794
Kellogg Co., 0.170%, 10–14–14 (A)	2,000	2,000
Mondelez International, Inc., 0.140%, 10–1–14 (A)	2,262	2,262
		11,256
Master Note – 0.4%		
Toyota Motor Credit Corp., 0.102%, 10–7–14 (B)	1,692	1,692
TOTAL SHORT-TERM SECURITIES – 3.2%		**$ 12,948**
(Cost: $12,948)		
TOTAL INVESTMENT SECURITIES – 99.9%		**$405,357**
(Cost: $298,437)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.1%		**506**
NET ASSETS – 100.0%		**$405,863**

Notes to Schedule of Investments

(A) Rate shown is the yield to maturity at September 30, 2014.

(B) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2014. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2014. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$392,409	$ —	$ —
Short-Term Securities	—	12,948	—
Total	$392,409	$ 12,948	$ —

As of September 30, 2014, there were no transfers between Level 1 and 2 during the period.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed
REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.

Ivy Emerging Markets Equity Fund

ALL DATA IS AS OF SEPTEMBER 30, 2014 (UNAUDITED)

Asset Allocation

Stocks	**95.5%**
Information Technology	21.6%
Consumer Discretionary	19.6%
Financials	16.4%
Consumer Staples	10.5%
Industrials	9.0%
Materials	8.4%
Energy	4.0%
Health Care	3.9%
Utilities	2.1%
Purchased Options	**0.3%**
Bonds	**0.1%**
Corporate Debt Securities	0.1%
Cash and Cash Equivalents	**4.1%**

Lipper Rankings

Category: Lipper Emerging Markets Funds	Rank	Percentile
1 Year	51/672	8
3 Year	131/483	28
5 Year	217/322	68
10 Year	85/151	56

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Country Weightings

Pacific Basin	**69.9%**
China	20.6%
South Korea	12.2%
Taiwan	11.0%
India	10.7%
Hong Kong	7.1%
Other Pacific Basin	8.3%
South America	**9.9%**
Brazil	9.9%
North America	**6.3%**
Mexico	3.6%
Other North America	2.7%
Europe	**6.0%**
Other	**3.5%**
Cash and Cash Equivalents and Options	**4.4%**

Top 10 Equity Holdings

Company	Country	Sector	Industry
CAR, Inc.	China	Consumer Discretionary	Automotive Retail
Taiwan Semiconductor Manufacturing Co. Ltd.	Taiwan	Information Technology	Semiconductors
Kweichow Moutai Co. Ltd., Class A	China	Consumer Staples	Distillers & Vintners
JD.com, Inc. ADR	China	Consumer Discretionary	Internet Retail
Petroleo Brasileiro S.A.	Brazil	Energy	Integrated Oil & Gas
SAIC Motor Corp. Ltd., Class A	China	Consumer Discretionary	Automobile Manufacturers
Baidu.com, Inc. ADR	China	Information Technology	Internet Software & Services
Galaxy Entertainment Group	Hong Kong	Consumer Discretionary	Casinos & Gaming
MediaTek, Inc.	Taiwan	Information Technology	Semiconductors
Larsen & Toubro Ltd.	India	Industrials	Construction & Engineering

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Ivy Emerging Markets Equity Fund *(in thousands)* SEPTEMBER 30, 2014 (UNAUDITED)

COMMON STOCKS	Shares	Value
Brazil – 9.9%		
BRF-Brasil Foods S.A.	555	$ 13,251
BRMalls Participacoes S.A.	824	6,479
Itau Unibanco Holdings S.A.	740	10,322
Kroton Educacional S.A.	1,192	7,492
Petroleo Brasileiro S.A.	2,126	15,805
Raia Drogasil S.A.	1,143	9,928
		63,277
China – 20.6%		
Alibaba Group Holding Ltd. ADR (A)	22	1,955
Aluminum Corporation of China Ltd., H Shares (A)	14,678	5,973
Baidu.com, Inc. ADR (A)	66	14,388
BOC Hong Kong (Holdings) Ltd., H Shares	14,519	6,507
Bona Film Group Ltd. ADR (A)	501	3,010
CAR, Inc. (A)(B)	18,235	26,270
China Petroleum & Chemical Corp., H Shares	10,814	9,470
GCL-Poly Energy Holdings Ltd.	11,824	4,340
Guangzhou Baiyunshan Pharmaceutical Holdings Co. Ltd., H Shares	2,228	7,632
JD.com, Inc. ADR (A)(C)	734	18,952
Kweichow Moutai Co. Ltd., Class A	753	19,891
SAIC Motor Corp. Ltd., Class A	4,974	14,648
		133,036
Cyprus – 0.9%		
QIWI plc ADR	187	5,913
Denmark – 0.8%		
Chr. Hansen Holding A/S	126	4,871
Hong Kong – 7.1%		
Agricultural Bank of China Ltd., H Shares	14,559	6,450
CGN Meiya Power Holdings Co., Ltd. (A)(B)	6,000	1,321
China Modern Dairy Holdings Ltd., H Shares (A)	7,354	3,410
Fosun International Ltd.	10,667	12,803
Galaxy Entertainment Group	2,450	14,230
WH Group Ltd. (A)(B)	9,000	7,395
		45,609
India – 10.7%		
Axis Bank Ltd.	1,499	9,170
HCL Technologies Ltd.	318	8,823
HDFC Bank Ltd.	789	11,143
Just Dial Ltd.	357	9,416
Larsen & Toubro Ltd.	572	13,500
Lupin Ltd.	379	8,567
Page Industries Ltd.	30	$ 3,854
Shriram Transport Finance Co. Ltd.	284	4,292
		68,765
Indonesia – 2.9%		
PT Bank Mandiri (Persero) Tbk	7,725	6,387
PT Jasa Marga (Persero) Tbk	10,602	5,612
PT Lippo Karawaci Tbk	81,662	6,300
		18,299
Israel – 1.4%		
Teva Pharmaceutical Industries Ltd. ADR	163	8,753
Malaysia – 1.9%		
Tenaga Nasional Berhad	3,233	12,202
Mexico – 3.6%		
BanRegio Grupo Financiero S.A.B. de C.V.	422	2,343
CEMEX S.A.B. de C.V. (A)	5,923	7,717
Grupo Lala S.A.B. de C.V.	909	2,226
OHL Mexico S.A.B. de C.V. (A)	2,008	5,450
Promotora y Operadora de Infraestructura S.A.B. de C.V. (A)	379	5,189
		22,925
Panama – 1.0%		
Copa Holdings S.A., Class A	58	6,201
Russia – 2.9%		
Magnit OJSC GDR	208	11,990
Sberbank of Russia ADR	831	6,582
		18,572
South Africa – 1.1%		
Naspers Ltd., Class N	63	6,985
South Korea – 12.2%		
Daewoo Shipbuilding & Marine Engineering Co. Ltd.	419	8,062
Hotel Shilla Co. Ltd.	116	13,189
Hyundai Motor Co.	63	11,380
Kia Motors Corp.	132	6,714
Kolao Holdings	—*	—*
LG Display Co. Ltd. (A)	337	10,854
Naver Corp.	—*	—*
POSCO	33	10,211
Samsung Fire & Marine Insurance Co. Ltd.	44	11,886
SK hynix, Inc.	155	6,862
		79,158
Taiwan – 11.0%		
Advanced Semiconductor Engineering, Inc.	8,101	9,427
Delta Electronics, Inc.	1,515	$ 9,562
MediaTek, Inc.	924	13,684
Novatek Microelectronics Corp.	1,887	9,336
Taiwan Semiconductor Manufacturing Co. Ltd.	5,716	22,550
Zhen Ding Technology Holding Ltd.	2,348	6,800
		71,359
Thailand – 2.0%		
Kasikornbank Public Co. Ltd.	1,739	12,549
Turkey – 1.4%		
Emlak Konut Gayrimenkul Yatirim Ortakligi A.S.	5,442	5,689
Turk Hava Yollari Anonim Ortakligi (A)	1,088	3,093
		8,782
United Kingdom – 1.4%		
Rio Tinto plc	181	8,919
United States – 2.7%		
Balchem Corp.	47	2,681
FLIR Systems, Inc.	146	4,561
Kansas City Southern (D)	82	9,897
		17,139
TOTAL COMMON STOCKS – 95.5%		**$613,314**
(Cost: $512,301)		

PURCHASED OPTIONS	Number of Contracts (Unrounded)	
ICICI Bank Ltd. ADR, Call $50.00, Expires 1–16–15	2,100	617
JD.com, Inc., Class A ADR: Put $26.00, Expires 12–19–14	500	134
Put $27.00, Expires 12–19–14, OTC (Ctrpty: Credit Suisse (USA), Inc.)	3,000	1,005
Qihoo 360 Technology Co. Ltd. ADR: Call $100.00, Expires 12–19–14	745	28

Ivy Emerging Markets Equity Fund (in thousands) SEPTEMBER 30, 2014 (UNAUDITED)

PURCHASED OPTIONS (Continued)	Number of Contracts (Unrounded)	Value
Call $85.00, Expires 3–20–15	690	$ 203
TOTAL PURCHASED OPTIONS – 0.3%		**$1,987**
(Cost: $2,969)		

CORPORATE DEBT SECURITIES	Principal	
Singapore – 0.1%		
Olam International Ltd., 6.750%, 1–29–18	$773	803
TOTAL CORPORATE DEBT SECURITIES – 0.1%		**$ 803**
(Cost: $745)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper – 3.8%		
BorgWarner, Inc., 0.260%, 10–22–14 (E)	$8,000	$ 7,999
GlaxoSmithKline Finance plc (GTD by GlaxoSmithKline plc):		
0.090%, 10–21–14 (E)	5,000	4,999
0.130%, 10–28–14 (E)	5,000	5,000
Kroger Co. (The), 0.170%, 10–1–14 (E)	1,467	1,467
St. Jude Medical, Inc., 0.160%, 10–2–14 (E)	5,000	5,000
		24,465
Master Note – 0.5%		
Toyota Motor Credit Corp., 0.102%, 10–7–14 (F)	$2,897	$ 2,897
TOTAL SHORT-TERM SECURITIES – 4.3%		**$ 27,362**
(Cost: $27,362)		
TOTAL INVESTMENT SECURITIES – 100.2%		**$643,466**
(Cost: $543,377)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.2%)		**(1,402)**
NET ASSETS – 100.0%		**$642,064**

Notes to Consolidated Schedule of Investments

*Not shown due to rounding.

(A)No dividends were paid during the preceding 12 months.

(B)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2014, the total value of these securities amounted to $34,986 or 5.4% of net assets.

(C)All or a portion of the security position is held in collateralized accounts to cover potential obligations with respect to outstanding written options.

(D)All or a portion of the security position is held in collateralized accounts for OTC derivatives collateral as governed by International Swaps and Derivatives Association, Inc. Master Agreements.

(E)Rate shown is the yield to maturity at September 30, 2014.

(F)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2014. Date shown represents the date the variable rate resets.

The following total return swap agreements were outstanding at September 30, 2014:

Counterparty	Number of Shares	Underlying Security	Termination Date	Notional Amount	Financing Fee#	Unrealized Appreciation
UBS AG, London	3,870,000	Daqin Railway Co. Ltd.	12–17–14	$4,625	USD LIBOR + 0.700%	$274

#The Fund pays the financing fee multiplied by the notional amount each month. On the termination date of the swap contracts, the Fund will pay/receive the return of the underlying security.

The following written options were outstanding at September 30, 2014 (contracts and exercise prices unrounded):

Underlying Security	Counterparty, if OTC	Type	Number of Contracts	Expiration Month	Exercise Price	Premium Received	Value
Baidu.com, Inc. ADR	UBS AG	Put	475	March 2015	$170.00	$ 246	$ (215)
ICICI Bank Ltd. ADR	N/A	Put	1,265	January 2015	20.00	250	(7)
	N/A	Put	1,985	January 2015	28.00	517	(26)
	N/A	Put	2,100	January 2015	45.00	414	(347)
	N/A	Call	2,100	January 2015	60.00	330	(78)
JD.com, Inc., Class A ADR	N/A	Put	500	December 2014	20.00	33	(28)
	N/A	Call	500	December 2014	30.00	134	(50)
	Credit Suisse (USA), Inc.	Call	3,000	December 2014	32.00	528	(187)
Qihoo 360 Technology Co. Ltd. ADR	N/A	Put	745	December 2014	80.00	445	(1,099)
	N/A	Call	745	December 2014	120.00	296	(5)
	N/A	Put	690	March 2015	70.00	370	(690)
	N/A	Call	690	March 2015	105.00	184	(62)
YY, Inc. ADR	N/A	Put	310	November 2014	40.00	154	(4)
						$3,901	$(2,798)

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2014. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Consumer Discretionary	$100,455	$ —	$ 26,270
Consumer Staples	68,090	—	—
Energy	25,275	—	—
Financials	106,099	—	—
Health Care	24,952	—	—
Industrials	57,005	—	—
Information Technology	138,470	—	—
Materials	53,175	—	—
Utilities	12,202	—	1,321
Total Common Stocks	$585,723	$ —	$ 27,591
Purchased Options	982	1,005	—
Corporate Debt Securities	—	803	—
Short-Term Securities	—	27,362	—
Total	$586,705	$ 29,170	$ 27,591
Swap Agreements	$ —	$ 274	$ —
Liabilities			
Written Options	$ 2,353	$ 445	$ —

The following table is a reconciliation of Level 3 investments for which significant unobservable inputs were used to determine fair value:

	Common Stocks
Beginning Balance 4-1-14	$ —
Net realized gain (loss)	—
Net change in unrealized appreciation (depreciation)	6,054
Purchases	21,537
Sales	—
Amortization/Accretion of premium/discount	—
Transfers into Level 3 during the period	—
Transfers out of Level 3 during the period	—
Ending Balance 9-30-14	**$27,591**
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 9-30-14	**$ 6,054**

There were no transfers between any levels during the period ended September 30, 2014.

Information about Level 3 fair value measurements:

	Fair Value at 9-30-14	Valuation Technique(s)	Unobservable Input(s)
Assets			
Common Stocks	$27,591	Broker quotes	Broker quotes

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GDR = Global Depositary Receipts
GTD = Guaranteed
OTC = Over the Counter

Ivy Emerging Markets Equity Fund (in thousands) SEPTEMBER 30, 2014 (UNAUDITED)

Market Sector Diversification	
(as a % of net assets)	
Information Technology	21.6%
Consumer Discretionary	19.6%
Financials	16.4%
Consumer Staples	10.6%
Industrials	9.0%
Materials	8.4%
Energy	4.0%
Health Care	3.9%
Utilities	2.1%
Other+	4.4%

+Includes options, cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.

Ivy European Opportunities Fund

Asset Allocation

Stocks	**96.2%**
Financials	17.2%
Health Care	15.4%
Consumer Staples	14.5%
Industrials	12.1%
Consumer Discretionary	10.9%
Energy	10.0%
Information Technology	6.8%
Materials	6.2%
Telecommunication Services	2.1%
Utilities	1.0%
Cash and Cash Equivalents	**3.8%**

Lipper Rankings

Category: Lipper European Region Funds	Rank	Percentile
1 Year	25/118	22
3 Year	69/94	73
5 Year	64/82	78
10 Year	53/68	77

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Country Weightings

Europe	**89.1%**
United Kingdom	35.4%
France	18.5%
Germany	9.1%
Switzerland	8.1%
Norway	4.9%
Netherlands	4.5%
Ireland	4.0%
Other Europe	4.6%
North America	**3.5%**
United States	3.5%
Bahamas/Caribbean	**2.3%**
Other	**1.3%**
Cash and Cash Equivalents	**3.8%**

Top 10 Equity Holdings

Company	Country	Sector	Industry
Ashtead Group plc	United Kingdom	Industrials	Trading Companies & Distributors
Novartis AG, Registered Shares	Switzerland	Health Care	Pharmaceuticals
ING Groep N.V., Certicaaten Van Aandelen	Netherlands	Financials	Diversified Banks
Safran	France	Industrials	Aerospace & Defense
Royal Dutch Shell plc, Class A	United Kingdom	Energy	Integrated Oil & Gas
Sanofi-Aventis	France	Health Care	Pharmaceuticals
Taylor Wimpey plc	United Kingdom	Consumer Discretionary	Homebuilding
Prudential plc	United Kingdom	Financials	Life & Health Insurance
Britvic plc	United Kingdom	Consumer Staples	Soft Drinks
Roche Holdings AG, Genusscheine	Switzerland	Health Care	Pharmaceuticals

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Ivy European Opportunities Fund *(in thousands)* SEPTEMBER 30, 2014 (UNAUDITED)

COMMON STOCKS	Shares	Value
Austria – 0.7%		
ams AG	35	$ 1,316
Bermuda – 2.3%		
Archer Ltd. (A)	1,154	1,620
Catlin Group Ltd.	346	2,930
		4,550
Denmark – 1.0%		
Novo Nordisk A/S, Class B	41	1,951
France – 18.5%		
Axa S.A.	133	3,268
BNP Paribas S.A.	36	2,388
Cap Gemini S.A.	28	1,995
Compagnie Generale des Etablissements Michelin, Class B	10	953
European Aeronautic Defence and Space Co.	35	2,171
France Telecom	131	1,969
Gaz de France	36	913
Gemalto N.V.	21	1,909
Ingenico S.A.	25	2,563
Lafarge	27	1,909
Peugeot S.A.	76	977
Renault S.A.	26	1,905
Safran	67	4,342
Sanofi-Aventis	37	4,219
Societe Generale S.A.	48	2,461
Total S.A.	30	1,950
		35,892
Germany – 8.1%		
Bayer AG	14	1,891
Beiersdorf Aktiengesellschaft	23	1,921
Fresenius SE & Co. KGaA	53	2,599
GEA Group Aktiengesellschaft, Bochum	45	1,956
Infineon Technologies AG	179	1,856
KUKA Aktiengesellschaft	16	988
Siemens AG	16	1,919
United Internet AG	62	2,634
		15,764
Ireland – 4.0%		
CRH plc	42	961
Glanbia plc	155	2,233
Kerry Group plc, Class A	28	1,989
Smurfit Kappa Group plc	116	2,542
		7,725
Israel – 1.3%		
Teva Pharmaceutical Industries Ltd. ADR	46	2,467
Italy – 1.0%		
Banca Intesa S.p.A.	323	981
ENEL S.p.A.	191	1,014
		1,995
Netherlands – 4.5%		
AEGON N.V.	296	$ 2,439
Heineken N.V.	26	1,975
ING Groep N.V., Certicaaten Van Aandelen (A)	304	4,344
		8,758
Norway – 4.9%		
DNB ASA	159	2,985
DNO International ASA (A)	933	2,918
Marine Harvest ASA	258	3,603
		9,506
Spain – 0.9%		
ACS Actividades de Construccion y Servicios S.A.	47	1,813
Sweden – 1.0%		
Svenska Cellulosa Aktiebolaget SCA (publ), Class B	80	1,898
Switzerland – 8.1%		
ARYZTA AG	34	2,901
Clariant Ltd., Registered Shares	114	1,955
Nestle S.A., Registered Shares	26	1,876
Novartis AG, Registered Shares	56	5,241
Roche Holdings AG, Genusscheine	12	3,677
		15,650
United Kingdom – 35.4%		
Afren plc (A)	1,780	2,987
Ashtead Group plc	311	5,254
AstraZeneca plc	14	1,008
Bellway plc	78	1,993
BG Group plc	157	2,896
British American Tobacco plc	35	1,959
British Sky Broadcasting Group plc	184	2,628
Britvic plc	346	3,746
BT Group plc	331	2,036
easyJet plc	90	2,074
Essentra plc	138	1,790
Genel Energy plc (A)	214	2,925
HSBC Holdings plc	238	2,414
Imagination Technologies Group plc (A)	282	861
ITV plc	570	1,919
Legal & General Group plc	691	2,564
NEXT plc	17	1,842
Prudential plc	170	3,793
Rio Tinto plc	20	968
Royal Dutch Shell plc, Class A	113	4,305
SABMiller plc	36	2,006
Smith & Nephew plc	120	2,028
St. James's Place plc	238	2,812
Taylor Wimpey plc	2,147	3,927
Travis Perkins plc	113	$ 3,043
Whitbread plc	28	1,904
WPP Group plc	139	2,792
		68,474
United States – 3.5%		
Alexion Pharmaceuticals, Inc. (A)	13	2,139
InBev N.V.	18	2,015
Incyte Corp. (A)	55	2,697
		6,851
TOTAL COMMON STOCKS – 95.2%		**$184,610**
(Cost: $171,585)		
PREFERRED STOCKS		
Germany – 1.0%		
Henkel AG & Co. KGaA	19	1,877
TOTAL PREFERRED STOCKS – 1.0%		**$ 1,877**
(Cost: $1,942)		
SHORT-TERM SECURITIES	**Principal**	
Master Note – 0.6%		
Toyota Motor Credit Corp., 0.102%, 10–7–14 (B)	$1,176	1,176
TOTAL SHORT-TERM SECURITIES – 0.6%		**$ 1,176**
(Cost: $1,176)		
TOTAL INVESTMENT SECURITIES – 96.8%		**$187,663**
(Cost: $174,703)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 3.2%		**6,193**
NET ASSETS – 100.0%		**$193,856**

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2014. Date shown represents the date the variable rate resets.

The following forward foreign currency contracts were outstanding at September 30, 2014:

Type	Currency	Counterparty	Principal Amount of Contract (Denominated in Indicated Currency)	Settlement Date	Unrealized Appreciation	Unrealized Depreciation
Sell	British Pound	State Street Global Markets	18,000	10–10–14	$ 358	$—
Sell	Euro	State Street Global Markets	16,700	10–10–14	952	—
					$1,310	$—

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2014. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$184,610	$ —	$ —
Preferred Stocks	1,877	—	—
Short-Term Securities	—	1,176	—
Total	$186,487	$ 1,176	$ —
Forward Foreign Currency Contracts	$ —	$ 1,310	$ —

As of September 30, 2014, there were no transfers between Level 1 and 2 during the period.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts

Market Sector Diversification	
(as a % of net assets)	
Financials	17.2%
Health Care	15.4%
Consumer Staples	14.5%
Industrials	12.1%
Consumer Discretionary	10.9%
Energy	10.0%
Information Technology	6.8%
Materials	6.2%
Telecommunication Services	2.1%
Utilities	1.0%
Other+	3.8%

+Includes cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.

Asset Allocation

Stocks	**8.4%**
Utilities	2.1%
Energy	1.7%
Health Care	1.7%
Financials	1.1%
Information Technology	1.1%
Materials	0.7%
Bonds	**89.1%**
Corporate Debt Securities	57.4%
United States Government and Government Agency Obligations	25.7%
Other Government Securities	4.4%
Loans	1.6%
Cash and Cash Equivalents	**2.5%**

Quality Weightings

Investment Grade	**54.5%**
AA	27.6%
A	0.9%
BBB	26.0%
Non-Investment Grade	**34.6%**
BB	21.1%
B	8.3%
CCC	2.8%
Non-rated	2.4%
Cash and Cash Equivalents and Equities	**10.9%**

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.

Lipper Rankings

Category: Lipper Global Income Funds	Rank	Percentile
1 Year	97/222	44
3 Year	39/157	25
5 Year	55/121	46

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Country Weightings

North America	**41.6%**
United States	35.9%
Other North America	5.7%
Europe	**23.8%**
United Kingdom	5.3%
Luxembourg	5.2%
Netherlands	3.7%
Other Europe	9.6%
South America	**20.5%**
Brazil	10.9%
Other South America	9.6%
Pacific Basin	**8.2%**
Singapore	3.6%
Other Pacific Basin	4.6%
Bahamas/Caribbean	**2.4%**
Other	**0.7%**
Middle East	**0.3%**
Cash and Cash Equivalents	**2.5%**

Ivy Global Bond Fund (in thousands) SEPTEMBER 30, 2014 (UNAUDITED)

COMMON STOCKS	Shares	Value
Consumer Finance – 1.1%		
Banco Latinoamericano de Comercio Exterior S.A.	115	$ 3,524
Diversified Chemicals – 0.7%		
Dow Chemical Co. (The)	42	2,214
Electric Utilities – 1.9%		
Alupar Investimento S.A. (A)	199	1,405
PPL Corp.	88	2,889
Transmissora Alianca de Energia Eletrica S.A. (A)	181	1,460
		5,754
Integrated Oil & Gas – 1.0%		
Royal Dutch Shell plc, Class A (A)	88	3,365
Oil & Gas Drilling – 0.7%		
Seadrill Partners LLC	69	2,137
Pharmaceuticals – 1.7%		
Bristol-Myers Squibb Co.	43	2,207
GlaxoSmithKline plc (A)	141	3,237
		5,444
Semiconductors – 1.1%		
Intel Corp.	101	3,506
Water Utilities – 0.2%		
Aguas Andinas S.A. (A)	1,051	608
TOTAL COMMON STOCKS – 8.4%		**$26,552**
(Cost: $22,160)		

CORPORATE DEBT SECURITIES	Principal	Value
Aerospace & Defense – 1.4%		
Embraer Overseas Ltd., 6.375%, 1–24–17	$2,675	2,921
TransDigm, Inc., 6.000%, 7–15–22 (B)	1,607	1,587
		4,508
Agricultural Products – 1.3%		
Corporacion Pesquera Inca S.A.C.:		
9.000%, 2–10–17	2,022	1,981
9.000%, 2–10–17 (B)	1,575	1,544
Marfrig Holdings (Europe) B.V., 6.875%, 6–24–19 (B)	500	487
Tonon Luxembourg S.A., 10.500%, 5–14–24 (B)	250	241
		4,253
Airlines – 1.1%		
Aeropuertos Argentina 2000 S.A.:		
10.750%, 12–1–20 (B)	1,183	1,245
10.750%, 12–1–20	85	89

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Airlines (Continued)		
Guanay Finance Ltd., 6.000%, 12–15–20 (B)	$1,500	$1,593
TAM Capital 2, Inc.:		
9.500%, 1–29–20 (B)	425	449
9.500%, 1–29–20	100	106
		3,482
Auto Parts & Equipment – 0.7%		
Schaeffler Finance B.V., 7.750%, 2–15–17 (B)	750	816
Schaeffler Holding Finance B.V., 6.875%, 8–15–18 (B)	1,317	1,369
		2,185
Automobile Manufacturers – 0.5%		
Tenedora Nemak S.A. de C.V., 5.500%, 2–28–23 (B)	1,500	1,538
Broadcasting – 1.8%		
Globo Comunicacoe e Participacoes S.A.:		
5.307%, 5–11–22 (B)(C)	850	897
6.250%, 12–20–49 (C)	3,587	3,700
6.250%, 12–20–49 (B)(C)	1,000	1,031
		5,628
Cable & Satellite – 1.9%		
Net Servicos de Comunicacao S.A., 7.500%, 1–27–20	2,570	2,708
Numericable Group S.A., 6.000%, 5–15–22 (B)	1,727	1,740
VTR Finance B.V., 6.875%, 1–15–24 (B)	1,680	1,739
		6,187
Coal & Consumable Fuels – 1.5%		
PT Adaro Indonesia:		
7.625%, 10–22–19 (B)	2,700	2,810
7.625%, 10–22–19	1,845	1,921
		4,731
Communications Equipment – 1.2%		
BC Luxco 1 S.A., 7.375%, 1–29–20 (B)	3,700	3,794
Construction & Engineering – 2.1%		
OAS Finance Ltd.:		
8.000%, 7–2–21 (B)	500	480
8.875%, 4–29–49 (C)	1,250	1,163
OAS Investments GmbH, 8.250%, 10–19–19 (B)	1,050	1,030
Odebrecht Drilling Norbe VII/IX Ltd., 6.350%, 6–30–21 (B)	2,472	2,543
Odebrecht Offshore Drilling Finance, 6.750%, 10–1–22 (B)	954	989
		6,205

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Construction Materials – 2.3%		
C5 Capital (SPV) Ltd., 4.510%, 12–29–49 (B)(C)	$1,600	$ 1,376
CEMEX S.A.B. de C.V.:		
6.500%, 12–10–19 (B)	2,800	2,892
7.250%, 1–15–21 (B)	1,200	1,269
Cimpor Financial Operations B.V. (GTD by InterCement Participacoes S.A. and InterCement Brasil S.A.), 5.750%, 7–17–24 (B)	1,400	1,355
Hillman Group, Inc. (The), 6.375%, 7–15–22 (B)	418	404
		7,296
Consumer Finance – 2.4%		
Banco BMG S.A., 9.150%, 1–15–16	396	412
Banco Latinoamericano de Comercio Exterior S.A., 3.750%, 4–4–17 (B)	5,200	5,395
General Motors Financial Co., Inc., 3.000%, 9–25–17	1,300	1,313
VEB Finance Ltd., 5.375%, 2–13–17 (B)	600	602
		7,722
Data Processing & Outsourced Services – 0.1%		
Alliance Data Systems Corp., 5.250%, 12–1–17 (B)	350	354
Diversified Banks – 7.2%		
Banco Bradesco S.A., 4.125%, 5–16–16 (B)	1,850	1,919
Banco Cruzeiro do Sul S.A., 8.500%, 2–20–15 (B)(D)	1,500	227
Banco de Bogota S.A., 5.000%, 1–15–17 (B)	400	421
Banco Santander Brasil S.A., 4.500%, 4–6–15 (B)	750	758
Barclays plc, 8.250%, 12–29–49	1,500	1,539
Caixa Economica Federal, 4.250%, 5–13–19 (B)	2,150	2,139
HSBC Holdings plc, 5.625%, 12–29–49	1,200	1,192
ICICI Bank Ltd.:		
4.750%, 11–25–16 (B)	1,250	1,317
4.800%, 5–22–19 (B)	500	529
3.500%, 3–18–20 (B)	1,400	1,402
SB Capital S.A., 5.499%, 7–7–15	550	560
Societe Generale S.A., 5.922%, 4–29–49 (B)	1,350	1,424
State Bank of India:		
4.500%, 10–23–14	1,000	1,002
4.125%, 8–1–17 (B)	1,200	1,251
3.250%, 4–18–18 (B)	1,500	1,515
3.622%, 4–17–19 (B)	1,000	1,015
VTB Capital S.A., 6.000%, 4–12–17 (B)	4,710	4,703
		22,913

Ivy Global Bond Fund (in thousands) SEPTEMBER 30, 2014 (UNAUDITED)

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Diversified Metals & Mining – 1.7%		
Southern Copper Corp., 6.375%, 7–27–15 . . $	275	$ 286
Suzano Trading Ltd., 5.875%, 1–23–21 (B) . .	2,300	2,391
Uralkali Finance Ltd., 3.723%, 4–30–18 (B) . .	1,100	1,048
Vedanta Resources plc, 6.000%, 1–31–19 (B) . .	1,550	1,566
		5,291
Electric Utilities – 3.9%		
Emgesa S.A. E.S.P., 8.750%, 1–25–21 (E) . . COP	6,930,000	3,704
ENEL Finance International S.A., 3.875%, 10–7–14 (B) . . $	500	500
Listrindo Capital B.V., 6.950%, 2–21–19 (B) . .	2,550	2,697
Majapahit Holding B.V., 7.750%, 10–17–16 . .	1,200	1,329
Rural Electrification Corp. Ltd., 4.250%, 1–25–16 . .	1,675	1,719
RusHydro Finance Ltd., 7.875%, 10–28–15 (E) . . RUB	90,000	2,225
Tata Electric Co., 8.500%, 8–19–17 . . $	250	274
		12,448
Food Distributors – 1.5%		
Olam International Ltd.:		
5.750%, 9–20–17 . . .	1,150	1,212
7.500%, 8–12–20 . .	2,500	2,825
Olam International Ltd., Convertible, 6.000%, 10–15–16 . .	700	751
		4,788
Gas Utilities – 0.2%		
Transportadora de Gas del Sur S.A., 7.875%, 5–14–17 . .	564	550
Household Appliances – 0.1%		
Controladora Mabe S.A. de C.V., 6.500%, 12–15–15 . .	150	158
Independent Power Producers & Energy Traders – 0.8%		
China Resources Power Holdings Co. Ltd., 3.750%, 8–3–15 . . .	2,500	2,532
Industrial Conglomerates – 0.5%		
Rearden G Holdings EINS GmbH, 7.875%, 3–30–20 (B) . .	1,600	1,672

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Industrial Machinery – 0.2%		
Dynacast International LLC and Dynacast Finance, Inc., 9.250%, 7–15–19 . . . . . $	710	$ 760
Integrated Oil & Gas – 0.9%		
Petrobras Global Finance (GTD by Petroleo Brasileiro S.A.), 4.875%, 3–17–20	2,750	2,786
Integrated Telecommunication Services – 0.9%		
Mobile TeleSystems OJSC, 5.000%, 5–30–23	700	600
TBG Global Pte. Ltd., 4.625%, 4–3–18 (B)	1,500	1,489
Verizon Communications, Inc., 2.625%, 2–21–20 (B) . . .	697	688
		2,777
IT Consulting & Other Services – 1.2%		
iGATE Corp., 4.750%, 4–15–19 (B) . . .	3,880	3,764
Marine – 0.6%		
SCF Capital Ltd.:		
5.375%, 10–27–17	1,150	1,093
5.375%, 10–27–17 (B) . .	1,000	950
		2,043
Oil & Gas Drilling – 3.0%		
Lancer Finance Co. (SPV) Ltd., 5.850%, 12–12–16 (B) . .	565	570
Noble Group Ltd., 4.875%, 8–5–15	1,400	1,435
Oro Negro Drilling Pte. Ltd., 7.500%, 1–24–19 (B) . . .	3,425	3,416
QGOG Atlantic/Alaskan Rigs Ltd.:		
5.250%, 7–30–18 (B) . . .	1,942	2,015
5.250%, 7–30–18	212	220
Schahin II Finance Co. (SPV) Ltd., 5.875%, 9–25–22 (B) . . .	1,826	1,730
		9,386
Oil & Gas Equipment & Services – 0.7%		
QGOG Constellation S.A., 6.250%, 11–9–19 (B) . . .	2,250	2,250
Oil & Gas Exploration & Production – 3.0%		
Novatek Finance Ltd.:		
5.326%, 2–3–16 (B)	2,200	2,231
7.750%, 2–21–17 (B)(E) . . RUB	55,000	$1,308
Pacific Rubiales Energy Corp.:		
5.375%, 1–26–19 (B) . . . $	2,000	2,028
7.250%, 12–12–21 (B) . .	650	707

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Oil & Gas Exploration & Production (Continued)		
Pan American Energy LLC:		
7.875%, 5–7–21 (B) . . $	1,000	$1,045
7.875%, 5–7–21	500	523
Ras Laffan Liquefied Natural Gas Co. Ltd., 5.832%, 9–30–16 . . .	379	400
YPF Sociedad Anonima, 8.875%, 12–19–18 (B) . .	1,300	1,339
		9,581
Oil & Gas Refining & Marketing – 0.4%		
Offshore Drilling Holding S.A., 8.375%, 9–20–20 (B) . .	1,100	1,165
Oil & Gas Storage & Transportation – 1.2%		
Empresas ICA S.A.B. de C.V., 8.875%, 5–29–24 (B) . .	500	514
Empresas Publicas de Medellin E.S.P., 8.375%, 2–1–21 (E) . . . COP	6,300,000	3,276
		3,790
Other Diversified Financial Services – 0.7%		
Citigroup, Inc., 8.400%, 4–29–49 . . . . $	1,250	1,420
MTS International Funding Ltd., 5.000%, 5–30–23 (B) . .	750	643
		2,063
Packaged Foods & Meats – 2.6%		
BFF International Ltd., 7.250%, 1–28–20 (B) . .	2,000	2,310
Cosan Finance Ltd., 7.000%, 2–1–17	128	140
JBS Finance II Ltd., 8.250%, 1–29–18 (B) . .	2,400	2,501
JBS Investments GmbH (GTD by JBS S.A. and JBS Hungary Holdings Kft.), 7.750%, 10–28–20 (B) . .	1,800	1,913
Marfrig Overseas Ltd., 9.500%, 5–4–20 (B) . . .	1,000	1,055
		7,919
Paper Products – 1.2%		
Fibria Overseas Finance Ltd., 6.750%, 3–3–21 (B) . . .	160	176
Inversiones CMPC S.A. (GTD by Empresas CMPC S.A.):		
4.750%, 1–19–18 (B) . .	1,925	2,026
4.375%, 5–15–23 (B) . .	1,000	971
IRSA Inversiones y Representaciones S.A., 8.500%, 2–2–17	625	616
		3,789

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Precious Metals & Minerals – 0.3%		
ALROSA Finance S.A.,		
8.875%, 11–17–14 . . . $	850	$ 856
Regional Banks – 0.9%		
OJSC Russian Agricultural Bank,		
5.100%, 7–25–18 (B) . .	2,950	2,851
Restaurants—0.5%		
Arcos Dorados Holdings, Inc.,		
10.250%, 7–13–16 (E) . . BRL	4,070	1,555
Specialized Consumer Services – 0.7%		
B-Corp Merger Sub, Inc.,		
8.250%, 6–1–19 . . . . . $	725	714
World Wide Supply A.S.,		
7.750%, 5–26–17 (B) . .	1,600	1,600
		2,314
Steel – 1.2%		
ArcelorMittal:		
9.500%, 2–15–15	500	514
4.250%, 2–25–15	500	503
Evraz Group S.A.,		
7.400%, 4–24–17	1,200	1,200
Steel Capital S.A.,		
6.250%, 7–26–16 (B) . .	1,500	1,545
		3,762
Wireless Telecommunication Service – 3.0%		
America Movil S.A.B. de C.V.,		
3.625%, 3–30–15	800	811
American Tower Corp.,		
3.400%, 2–15–19	1,400	1,431
Indosat Palapa Co. B.V.,		
7.375%, 7–29–20 (B) . .	1,750	1,855
T-Mobile USA, Inc.,		
6.000%, 3–1–23	2,977	2,977
Vimpel-Communications,		
6.493%, 2–2–16 (B) . . .	1,775	1,802
VimpelCom Holdings B.V., 9.000%,		
2–13–18(B)(E) . . . . . . RUB	25,000	594
		9,470
TOTAL CORPORATE DEBT SECURITIES – 57.4%		**$181,116**
(Cost: $183,050)		

OTHER GOVERNMENT SECURITIES+

	Principal	Value
Argentina – 0.8%		
City of Buenos Aires,		
12.500%, 4–6–15 . . . . $	1,000	1,000
Province of Buenos Aires (The),		
11.750%, 10–5–15	1,500	1,425
		2,425
Brazil – 0.6%		
OI S.A.,		
9.750%, 9–15–16 (E) . . . BRL	4,800	1,786

OTHER GOVERNMENT SECURITIES+ (Continued)	Principal	Value
Ireland – 0.1%		
Russian Railways via RZD Capital Ltd.,		
8.300%, 4–2–19 (E) . . . . RUB	19,000	$ 438
Luxembourg – 0.2%		
BC Luxco 1 S.A.,		
7.375%, 1–29–20 . . . . $	550	564
Netherlands – 0.1%		
Indosat Palapa Co. B.V.,		
7.375%, 7–29–20	250	265
Russia – 0.4%		
Russian Federation,		
3.500%, 1–16–19 (B) . . .	1,200	1,166
Supranational – 0.3%		
Central American Bank for Economic Integration,		
3.875%, 2–9–17 (B) . .	800	822
Venezuela – 1.9%		
Corporacion Andina de Fomento:		
3.750%, 1–15–16	3,625	3,751
1.500%, 8–8–17	2,500	2,514
		6,265
TOTAL OTHER GOVERNMENT SECURITIES – 4.4%		**$13,731**
(Cost: $14,492)		

LOANS

	Principal	Value
Aerospace & Defense – 0.9%		
TransDigm, Inc.:		
0.000%, 2–28–2(C)(I) . .	2,095	2,056
3.750%, 2–28–20 (C) . .	898	882
		2,938
Diversified Metals & Mining – 0.1%		
EP Minerals LLC,		
5.500%, 7–24–20 (C) . .	379	380
Metal & Glass Containers – 0.3%		
BakerCorp International,		
0.000%, 2–7–20(C)(I) . .	900	874
Oil & Gas Storage & Transportation – 0.3%		
Empresas ICA S.A.,		
7.126%, 7–1–17 (C) . .	1,000	993
TOTAL LOANS – 1.6%		**$ 5,185**
(Cost: $5,224)		

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS	Principal	Value
Mortgage-Backed Obligations – 0.1%		
Federal Home Loan Mortgage Corp. Agency REMIC/CMO:		
4.000%, 7–15–23 (F) . . . $	689	$ 26
4.000%, 2–15–24 (F) . . .	220	14
4.000%, 4–15–24 (F) . . .	270	28
5.500%, 1–15–38 (F) . . .	521	93
Federal National Mortgage Association Agency REMIC/CMO,		
5.000%, 6–25–22 (F) . . .	25	—*
Federal National Mortgage Association Fixed Rate Pass-Through Certificates,		
5.000%, 3–1–22	74	79
Government National Mortgage Association Agency REMIC/CMO,		
4.500%, 11–20–36 (F) . . .	555	27
		267
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 0.1%		**$ 267**
(Cost: $1,864)		

UNITED STATES GOVERNMENT OBLIGATIONS

	Principal	Value
Treasury Obligations – 25.6%		
U.S. Treasury Notes:		
1.750%, 7–31–15	17,980	18,226
0.375%, 5–31–16	15,000	14,984
0.500%, 6–15–16	2,800	2,803
0.875%, 2–28–17	27,000	27,027
2.375%, 7–31–17	1,980	2,054
3.500%, 5–15–20	1,980	2,146
2.625%, 11–15–20	4,500	4,642
2.125%, 8–15–21	3,500	3,484
1.750%, 5–15–22	5,475	5,265
		80,631
TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 25.6%		**$80,631**
(Cost: $80,507)		

SHORT-TERM SECURITIES

	Principal	Value
Commercial Paper – 0.6%		
Kroger Co. (The),		
0.170%, 10–1–14 (G) . . .	2,000	2,000

SHORT-TERM SECURITIES

(Continued)	Principal	Value
Master Note – 1.8%		
Toyota Motor Credit Corp.,		
0.102%, 10–7–14 (H) . . .	$5,588	$ 5,588
TOTAL SHORT-TERM		
SECURITIES –2.4%		$ 7,588
(Cost: $7,588)		
TOTAL INVESTMENT		
SECURITIES – 99.9%		$315,070
(Cost: $314,885)		
CASH AND OTHER ASSETS,		
NET OF LIABILITIES – 0.1%		178
NET ASSETS – 100.0%		$315,248

Notes to Schedule of Investments

+Other Government Securities include emerging market sovereign, quasi-sovereign, corporate and supranational agency and organization debt securities.

*Not shown due to rounding.

(A)Listed on an exchange outside the United States.

(B)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2014, the total value of these securities amounted to $121,102 or 38.4% of net assets.

(C)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2014.

(D)Non-income producing as the issuer has either missed its most recent interest payment or declared bankruptcy.

(E)Principal amounts are denominated in the indicated foreign currency, where applicable (BRL—Brazilian Real, COP—Columbian Peso and RUB—Russian Ruble).

(F)Interest-only security. Amount shown as principal represents notional amount for computation of interest.

(G)Rate shown is the yield to maturity at September 30, 2014.

(H)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2014. Date shown represents the date that the variable rate resets.

(I)All or a portion of this position has not settled. Full contract rates do not take effect until settlement date.

The following forward foreign currency contracts were outstanding at September 30, 2014:

Type	Currency	Counterparty	Principal Amount of Contract (Denominated in Indicated Currency)	Settlement Date	Unrealized Appreciation	Unrealized Depreciation
Sell	British Pound	Barclays Capital, Inc.	4,169	10–10–14	$—	$46

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2014. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$ 26,552	$ —	$ —
Corporate Debt Securities	—	177,920	3,196
Other Government Securities	—	13,731	—
Loans	—	3,812	1,373
United States Government Agency Obligations	—	267	—
United States Government Obligations	—	80,631	—
Short-Term Securities	—	7,588	—
Total	$ 26,552	$283,949	$ 4,569
Liabilities			
Forward Foreign Currency Contracts	$ —	$ 46	$ —

Ivy Global Bond Fund (in thousands) SEPTEMBER 30, 2014 (UNAUDITED)

The following table is a reconciliation of Level 3 investments for which significant unobservable inputs were used to determine fair value:

	Corporate Debt Securities	Loans
Beginning Balance 4-1-14	$ —	$ —
Net realized gain (loss)	—	—
Net change in unrealized appreciation (depreciation)	(31)	(4)
Purchases	3,070	1,377
Sales	—	—
Amortization/Accretion of premium/discount	(19)	—*
Transfers into Level 3 during the period	176	—
Transfers out of Level 3 during the period	—	—
Ending Balance 9-30-14	$3,196	$1,373
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 9-30-14	$ (31)	$ (4)

Transfers from Level 2 to Level 3 occurred primarily due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred primarily due to the increased availability of observable market data due to increased market activity or information. As shown above, transfers in and out of Level 3 represent the values as of the beginning of the reporting period. There were no transfers between Levels 1 and 2 during the period ended September 30, 2014.

Information about Level 3 fair value measurements:

	Fair Value at 9-30-14	Valuation Technique(s)	Unobservable Input(s)
Assets			
Corporate Debt Securities	$3,196	Third-party valuation service	Broker quotes
Loans	$1,373	Third-party valuation service	Broker quotes

The following acronyms are used throughout this schedule:

CMO = Collateralized Mortgage Obligation
GTD = Guaranteed
REMIC = Real Estate Mortgage Investment Conduit

Country Diversification	
(as a % of net assets)	
United States	36.4%
Brazil	10.9%
United Kingdom	5.3%
Luxembourg	5.2%
Netherlands	3.7%
Singapore	3.6%
Russia	3.4%
Argentina	3.0%
Columbia	3.0%
Mexico	2.9%
Panama	2.8%
Indonesia	2.5%
Venezuela	1.9%
Ireland	1.8%
Chile	1.7%
Norway	1.5%
British Virgin Islands	1.3%
India	1.3%
France	1.0%
Other Countries	4.3%
Other+	2.5%

+Includes cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.

Asset Allocation

Stocks	**96.0%**
Financials	17.5%
Health Care	13.8%
Energy	12.8%
Consumer Discretionary	11.4%
Industrials	10.2%
Consumer Staples	8.7%
Materials	7.6%
Utilities	6.3%
Telecommunication Services	5.6%
Information Technology	2.1%
Cash and Cash Equivalents	**4.0%**

Lipper Rankings

Category: Lipper Global Equity Income Funds	Rank	Percentile
1 Year	74/134	55

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Country Weightings

Europe	**54.0%**
United Kingdom	23.7%
France	10.9%
Switzerland	4.4%
Norway	3.7%
Other Europe	11.3%
North America	**23.2%**
United States	19.4%
Canada	3.8%
Pacific Basin	**14.0%**
Australia	6.4%
Japan	5.7%
Other Pacific Basin	1.9%
Other	**3.3%**
Bahamas/Caribbean	**1.5%**
Cash and Cash Equivalents	**4.0%**

Top 10 Equity Holdings

Company	Country	Sector	Industry
Marine Harvest ASA	Norway	Consumer Staples	Packaged Foods & Meats
Sanofi-Aventis	France	Health Care	Pharmaceuticals
Royal Dutch Shell plc, Class A	United Kingdom	Energy	Integrated Oil & Gas
Johnson & Johnson	United States	Health Care	Pharmaceuticals
Bezeq-Israel Telecommunication Corp. Ltd. (The)	Israel	Telecommunication Services	Integrated Telecommunication Services
Total S.A.	France	Energy	Integrated Oil & Gas
Taylor Wimpey plc	United Kingdom	Consumer Discretionary	Homebuilding
Crescent Point Energy Corp.	Canada	Energy	Oil & Gas Exploration & Production
Novartis AG, Registered Shares	Switzerland	Health Care	Pharmaceuticals
Gaz de France	France	Utilities	Multi-Utilities

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

COMMON STOCKS	Shares	Value
Australia – 6.4%		
Amcor Ltd.	362	$ 3,589
Macquarie Group Ltd.	50	2,517
Mirvac Group	—*	—*
Pact Group Holdings Ltd.	737	2,555
Spotless Group Holdings Ltd. (A)	1,623	2,571
Telstra Corp. Ltd. ADR	517	2,398
Westpac Banking Corp.	81	2,287
		15,917
Belgium – 1.0%		
bpost S.A. de droit public / bpost N.V. van publiekrecht	100	2,388
Bermuda – 1.5%		
Catlin Group Ltd.	442	3,744
Canada – 3.8%		
Bank of Nova Scotia Berhad (The)	41	2,556
Baytex Energy Corp.	70	2,645
Crescent Point Energy Corp.	122	4,396
		9,597
China – 1.0%		
PetroChina Co. Ltd., H Shares	1,930	2,473
Denmark – 1.6%		
TDC A/S	520	3,951
France – 10.9%		
Axa S.A.	115	2,839
Compagnie Generale des Etablissements Michelin, Class B	13	1,220
EDF S.A.	83	2,720
France Telecom	170	2,552
Gaz de France	169	4,237
Safran	48	3,131
Sanofi – Aventis	50	5,642
Total S.A.	75	4,900
		27,241
Germany – 1.2%		
Siemens AG	25	2,947
Ireland – 1.1%		
CRH plc	119	2,715
Israel – 3.3%		
Bezeq – Israel Telecommunication Corp. Ltd. (The)	2,973	5,134
Teva Pharmaceutical Industries Ltd. ADR	59	3,152
		8,286
Italy – 1.0%		
Banca Intesa S.p.A.	411	1,249
ENEL S.p.A.	238	1,262
		2,511

COMMON STOCKS (Continued)	Shares	Value
Japan – 5.7%		
Aozora Bank Ltd.	909	$ 3,075
ITOCHU Corp.	277	3,387
Japan Airlines Corp.	91	2,484
Sumitomo Mitsui Financial Group, Inc.	66	2,674
Toyota Motor Corp.	45	2,640
		14,260
Luxembourg – 1.0%		
RTL Group S.A.	30	2,562
Netherlands – 2.7%		
AEGON N.V.	341	2,816
ING Groep N.V., Certicaaten Van Aandelen (A)	268	3,828
		6,644
Norway – 3.7%		
Marine Harvest ASA	416	5,815
StatoilHydro ASA	129	3,513
		9,328
Singapore – 0.9%		
Asian Pay Television Trust	3,471	2,245
Spain – 1.0%		
ACS Actividades de Construccion y Servicios S.A.	65	2,503
Switzerland – 4.4%		
Nestle S.A., Registered Shares	34	2,520
Novartis AG, Registered Shares	47	4,393
Roche Holdings AG, Genusscheine	14	4,063
		10,976
United Kingdom – 23.7%		
AMEC plc	131	2,345
AstraZeneca plc	19	1,360
BAE Systems plc	407	3,110
Bellway plc	105	2,669
BHP Billiton plc	89	2,469
BP plc	—*	—*
British American Tobacco plc	58	3,289
British Sky Broadcasting Group plc	215	3,074
Diageo plc	87	2,525
HSBC Holdings plc	291	2,954
Legal & General Group plc	763	2,830
National Grid plc	261	3,758
NEXT plc	22	2,378
Prudential plc	136	3,028
Royal Dutch Shell plc, Class A	142	5,419
SABMiller plc	42	2,345
SSE plc	150	3,756
Standard Life plc (A)	552	3,706
Taylor Wimpey plc	2,474	4,523
WPP Group plc	194	3,895
		59,433

COMMON STOCKS (Continued)	Shares	Value
United States – 19.4%		
AbbVie, Inc.	50	$ 2,869
Bristol-Myers Squibb Co.	51	2,620
ConocoPhillips	48	3,680
Dow Chemical Co. (The)	51	2,677
Ford Motor Co.	210	3,108
HollyFrontier Corp.	56	2,463
InBev N.V.	24	2,699
International Paper Co.	65	3,102
Johnson & Johnson	49	5,171
Kimberly-Clark Corp.	25	2,737
Lockheed Martin Corp.	15	2,700
Merck & Co., Inc.	46	2,708
Microchip Technology, Inc.	55	2,589
Paychex, Inc.	63	2,803
Pfizer, Inc.	93	2,764
Two Harbors Investment Corp.	412	3,982
		48,672
TOTAL COMMON STOCKS – 95.3%		**$238,393**
(Cost: $228,961)		

PREFERRED STOCKS	Shares	Value
Luxembourg – 0.7%		
ArcelorMittal, 6.000%, Convertible	82	1,746
TOTAL PREFERRED STOCKS – 0.7%		$ 1,746
(Cost: $1,765)		

SHORT-TERM SECURITIES	Principal	Value
Master Note – 0.1%		
Toyota Motor Credit Corp., 0.102%, 10–7–14 (B)	$300	300
TOTAL SHORT-TERM SECURITIES – 0.1%		$ 300
(Cost: $300)		
TOTAL INVESTMENT SECURITIES – 96.1%		$240,439
(Cost: $231,026)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 3.9%		9,803
NET ASSETS – 100.0%		$250,242

Notes to Schedule of Investments

   *Not shown due to rounding.

(A) No dividends were paid during the preceding 12 months.

(B) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2014. Date shown represents the date the variable rate resets.

The following forward foreign currency contracts were outstanding at September 30, 2014:

Type	Currency	Counterparty	Principal Amount of Contract (Denominated in Indicated Currency)	Settlement Date	Unrealized Appreciation	Unrealized Depreciation
Sell	Australian Dollar	State Street Global Markets	8,100	10–10–14	$ 447	$—
Sell	British Pound	State Street Global Markets	16,900	10–10–14	322	—
Sell	Canadian Dollar	State Street Global Markets	6,475	10–10–14	171	—
Sell	Euro	State Street Global Markets	20,950	10–10–14	1,189	—
Sell	Japanese Yen	State Street Global Markets	738,900	10–10–14	372	—
					$2,501	$—

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2014. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$238,393	$ —	$ —
Preferred Stocks	—	1,746	—
Short-Term Securities	—	300	—
Total	$238,393	$ 2,046	$ —
Forward Foreign Currency Contracts	$ —	$ 2,501	$ —

As of September 30, 2014, there were no transfers between Level 1 and 2 during the period.

The following acronym is used throughout this schedule:

ADR = American Depositary Receipts

Market Sector Diversification

(as a % of net assets)

Financials	17.5%	Consumer Staples	8.7%
Health Care	13.8%	Materials	7.6%
Energy	12.8%	Utilities	6.3%
Consumer Discretionary	11.4%	Telecommunication Services	5.6%
Industrials	10.2%	Information Technology	2.1%
		Other+	4.0%

   +Includes cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.

Asset Allocation

Stocks	**66.5%**
Financials	18.9%
Consumer Discretionary	12.1%
Consumer Staples	6.9%
Energy	6.6%
Industrials	4.5%
Health Care	4.3%
Materials	4.2%
Utilities	4.1%
Telecommunication Services	3.3%
Information Technology	1.6%
Bonds	**29.0%**
Corporate Debt Securities	22.4%
Loans	3.4%
Other Government Securities	3.1%
Municipal Bonds	0.1%
Cash and Cash Equivalents	**4.5%**

Country Weightings

Europe	**39.3%**
United Kingdom	11.4%
France	7.5%
Luxembourg	4.2%
Norway	4.0%
Other Europe	12.2%
North America	**35.5%**
United States	31.0%
Other North America	4.5%
Pacific Basin	**13.5%**
Australia	6.1%
Japan	3.8%
Other Pacific Basin	3.6%
South America	**2.7%**
Bahamas/Caribbean	**2.7%**
Other	**1.8%**
Cash and Cash Equivalents	**4.5%**

Lipper Rankings

Category: Lipper Mixed-Asset Target Allocation Growth Funds	Rank	Percentile
1 Year	480/567	85
3 Year	491/507	97
5 Year	458/472	97
10 Year	162/317	51

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Country	Sector	Industry
Johnson & Johnson	United States	Health Care	Pharmaceuticals
Blackstone Mortgage Trust, Inc., Class A	United States	Financials	Mortgage REITs
Ares Capital Corp.	United States	Financials	Asset Management & Custody Banks
Abengoa Yield plc	United States	Utilities	Renewable Electricity
Philip Morris International, Inc.	United States	Consumer Staples	Tobacco
Colgate-Palmolive Co.	United States	Consumer Staples	Household Products
Total S.A.	France	Energy	Integrated Oil & Gas
Sampo plc, A Shares	Finland	Financials	Multi-Line Insurance
Limited Brands, Inc.	United States	Consumer Discretionary	Apparel Retail
Dow Chemical Co. (The)	United States	Materials	Diversified Chemicals

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Ivy Global Income Allocation Fund (in thousands) SEPTEMBER 30, 2014 (UNAUDITED)

COMMON STOCKS	Shares	Value
Australia – 4.5%		
Amcor Ltd.	643	$ 6,382
Mirvac Group	2,023	3,046
National Australia Bank Ltd.	235	6,696
Pact Group Holdings Ltd.	1,439	4,990
Spotless Group Holdings Ltd. (A)	2,930	4,643
Telstra Corp. Ltd. ADR	933	4,331
		30,088
Belgium – 1.8%		
Anheuser-Busch InBev S.A. ADR	73	8,093
bpost S.A. de droit public / bpost N.V. van publiekrecht	182	4,335
		12,428
Bermuda – 0.8%		
Catlin Group Ltd.	668	5,651
Canada – 2.1%		
Bank of Nova Scotia Berhad (The)	87	5,399
Baytex Energy Corp.	110	4,148
Crescent Point Energy Corp.	133	4,799
		14,346
Denmark – 1.0%		
TDC A/S	868	6,591
Finland – 1.3%		
Sampo plc, A Shares	180	8,730
France – 6.6%		
Axa S.A.	313	7,715
Bouygues S.A.	140	4,538
Compagnie Generale des Etablissements Michelin, Class B	60	5,649
EDF S.A.	141	4,641
France Telecom	337	5,068
Gaz de France	308	7,738
Total S.A.	142	9,254
		44,603
Germany – 1.2%		
ProSieben – Sat.1 Media AG	195	7,771
Hong Kong – 0.6%		
HK Electric Investments Ltd.	5,996	3,946
Israel – 1.8%		
Bezeq – Israel Telecommunication Corp. Ltd. (The)	2,279	3,936
Teva Pharmaceutical Industries Ltd. ADR	156	8,384
		12,320

COMMON STOCKS (Continued)	Shares	Value
Japan – 3.8%		
Aozora Bank Ltd.	1,519	$ 5,139
Fuji Heavy Industries Ltd.	181	5,987
ITOCHU Corp.	395	4,831
Japan Airlines Corp.	164	4,497
Sumitomo Mitsui Financial Group, Inc.	119	4,855
		25,309
Luxembourg – 0.9%		
RTL Group S.A.	74	6,361
Norway – 2.7%		
Gjensidige Forsikring ASA	254	5,371
Marine Harvest ASA	507	7,101
StatoilHydro ASA	201	5,481
		17,953
Singapore – 0.6%		
Asian Pay Television Trust	6,571	4,249
Spain – 1.8%		
ACS Actividades de Construccion y Servicios S.A.	195	7,479
Banco Bilbao Vizcaya Argentaria S.A.	370	4,462
		11,941
Sweden – 1.0%		
Nordea Bank AB	525	6,832
Switzerland – 0.9%		
Nestle S.A., Registered Shares	84	6,181
United Kingdom – 9.2%		
BHP Billiton plc	139	3,858
BP plc	1,096	8,053
British Sky Broadcasting Group plc	443	6,334
HSBC Holdings plc	436	4,426
Kingfisher plc	1,176	6,174
Legal & General Group plc	1,641	6,090
SSE plc	—*	—*
St. James's Place plc	500	5,918
Standard Life plc (A)	800	5,374
Taylor Wimpey plc	3,480	6,364
UBM plc	422	3,989
WPP Group plc	259	5,211
		61,791
United States – 21.2%		
Abengoa Yield plc (A)	300	10,674
Blackstone Mortgage Trust, Inc., Class A	460	12,460
Bristol-Myers Squibb Co.	166	8,521
Colgate-Palmolive Co.	150	9,783
ConocoPhillips	103	7,911
Dow Chemical Co. (The)	165	8,653
Ford Motor Co.	436	6,451
HollyFrontier Corp.	130	5,690
Johnson & Johnson	118	12,533
Limited Brands, Inc.	130	8,707

COMMON STOCKS (Continued)	Shares	Value
United States (Continued)		
Microchip Technology, Inc.	102	$ 4,825
Paychex, Inc.	139	6,157
PepsiCo, Inc.	52	4,814
Philip Morris International, Inc.	123	10,239
Starwood Property Trust, Inc.	360	7,906
Target Corp.	135	8,462
Two Harbors Investment Corp.	835	8,074
		141,860
TOTAL COMMON STOCKS – 63.8%		**$428,951**
(Cost: $410,489)		

INVESTMENT FUNDS		
United States – 1.7%		
Ares Capital Corp.	700	11,312
TOTAL INVESTMENT FUNDS – 1.7%		**$ 11,312**
(Cost: $12,336)		

PREFERRED STOCKS		
Luxembourg – 0.7%		
ArcelorMittal, 6.000%, Convertible	194	4,105
United States – 0.3%		
Qwest Corp., 6.125%	100	2,322
TOTAL PREFERRED STOCKS – 1.0%		**$ 6,427**
(Cost: $6,929)		

CORPORATE DEBT SECURITIES	Principal	
Argentina – 0.6%		
Aeropuertos Argentina 2000 S.A.:		
10.750%, 12–1–20	$ 1,275	1,341
10.750%, 12–1–20 (B)	850	895
Arcos Dorados Holdings, Inc., 10.250%, 7–13–16 (B)(C)	BRL5,000	1,910
		4,146
Australia – 1.0%		
BlueScope Steel (Finance) Ltd. and BlueScope Steel Finance (USA) LLC, 7.125%, 5–1–18 (B)	$ 1,000	1,040
FMG Resources Pty Ltd.:		
8.250%, 11–1–19 (B)	2,000	2,068
6.875%, 4–1–22 (B)	3,750	3,815
		6,923

Ivy Global Income Allocation Fund (in thousands)

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Austria – 0.8%		
JBS Investments GmbH (GTD by Hungary Holdings Kft), 7.250%, 4–3–24 . . . $	3,000	$3,059
JBS Investments GmbH (GTD by JBS S.A. and JBS Hungary Holdings Kft.), 7.750%, 10–28–20 (B) . .	1,000	1,063
OAS Investments GmbH, 8.250%, 10–19–19 (B) . .	1,500	1,472
		5,594
Brazil – 1.1%		
AmBev International Finance Co. Ltd., 9.500%, 7–24–17 (C) . . BRL	7,500	2,980
Cosan Overseas Ltd., 8.250%, 11–29–49 . . . $	500	515
QGOG Constellation S.A., 6.250%, 11–9–19 (B) . .	1,500	1,500
Tonon Bioenergia S.A., 9.250%, 1–24–20 (B) . .	3,000	2,566
		7,561
British Virgin Islands – 0.4%		
OAS Finance Ltd.:		
8.000%, 7–2–21 (B) . . .	1,500	1,440
8.875%, 4–29–49 (D) . .	1,000	930
		2,370
Cayman Islands – 1.5%		
Braskem Finance Ltd. (GTD by Braskem S.A.), 5.750%, 4–15–21 (B) . .	2,000	2,046
Marfrig Overseas Ltd., 9.500%, 5–4–20 (B) . .	3,000	3,165
Odebrecht Finance Ltd., 7.500%, 9–29–49 . .	500	505
Odebrecht Offshore Drilling Finance, 6.750%, 10–1–22 (B) . .	3,958	4,106
		9,822
Columbia – 0.3%		
Empresas Publicas de Medellin E.S.P., 8.375%, 2–1–21 (C) . . COP	3,888,000	2,022
France – 0.9%		
Societe Generale S.A.:		
8.250%, 11–29–49 . . $	1,000	1,028
6.000%, 12–31–49 (B) . .	2,000	1,832
7.875%, 12–31–49 (B) . .	3,000	3,000
		5,860
Germany – 0.0%		
Rearden G Holdings EINS GmbH, 7.875%, 3–30–20 (B) . .	200	209
Hong Kong – 0.5%		
China Resources Power Holdings Co. Ltd., 7.250%, 5–9–49 (D) . . $	2,000	$ 2,085
Noble Group Ltd., 6.750%, 1–29–20 (B) . .	1,250	1,394
		3,479
Indonesia – 0.6%		
PT Adaro Indonesia, 7.625%, 10–22–19 (B) . .	2,000	2,082
Theta Capital Ptd. Ltd., 7.000%, 5–16–19 . . .	1,550	1,630
		3,712
Ireland – 0.1%		
Novatek Finance Ltd., 7.750%, 2–21–17 (B)(C) . . RUB	25,000	595
Luxembourg – 2.1%		
Aguila 3 S.A., 7.875%, 1–31–18 (B) . . . $	1,500	1,525
Altice S.A., 7.750%, 5–15–22 (B) . . .	748	772
BC Luxco 1 S.A., 7.375%, 1–29–20 (B) . . .	6,000	6,154
Evraz Group S.A.:		
7.400%, 4–24–17 . . .	1,000	1,000
9.500%, 4–24–18 (B) . . .	850	886
Offshore Drilling Holding S.A., 8.375%, 9–20–20 (B) . . .	1,500	1,588
Tonon Luxembourg S.A., 10.500%, 5–14–24 (B) . .	2,000	1,930
		13,855
Mexico – 1.5%		
America Movil S.A.B. de C.V., 6.450%, 12–5–22 (C) . . MXN	22,000	1,585
BBVA Bancomer S.A., 6.750%, 9–30–22 (B) . . . $	1,750	1,960
C5 Capital (SPV) Ltd., 4.510%, 12–29–49 (B)(D)	2,000	1,720
CEMEX S.A.B. de C.V., 9.500%, 6–15–18 (B) . . .	1,500	1,670
Empresas ICA S.A.B. de C.V., 8.875%, 5–29–24 (B) . . .	3,000	3,083
		10,018
Netherlands – 1.4%		
Cimpor Financial Operations B.V. (GTD by InterCement Participacoes S.A. and InterCement Brasil S.A.), 5.750%, 7–17–24 (B) . . .	2,000	1,935
Listrindo Capital B.V., 6.950%, 2–21–19 (B) . . .	750	793
Netherlands (Continued)		
Listrindo Capital B.V. (GTD by PT Cikarang Listrindo), 6.950%, 2–21–19 . . . $	1,000	$ 1,058
Marfrig Holdings (Europe) B.V., 8.375%, 5–9–18 (B) . .	2,000	2,050
VimpleCom Holdings B.V., 9.000%, 2–13–18 (B)(C) . . RUB	50,000	1,188
VTR Finance B.V., 6.875%, 1–15–24 (B) . . $	2,400	2,484
		9,508
Norway – 1.3%		
Corporacion Pesquera Inca S.A.C., 9.000%, 2–10–17 (B) . .	3,650	3,577
World Wide Supply A.S., 7.750%, 5–26–17 (B) . .	5,000	5,000
		8,577
Russia – 0.1%		
SCF Capital Ltd., 5.375%, 10–27–17 . .	750	713
Singapore – 1.0%		
Berau Capital Resources Pte Ltd., 12.500%, 7–8–15 . . .	2,000	1,550
Olam International Ltd., 6.000%, 8–10–18 (C) . . SGD	250	206
Oro Negro Drilling Pte. Ltd., 7.500%, 1–24–19 (B) . . $	5,000	4,988
		6,744
Turkey – 0.2%		
Türkiye Is Bankasi A.S., 6.000%, 10–24–22 (B) . .	1,500	1,460
United Kingdom – 2.2%		
Barclays plc, 8.250%, 12–29–49 . .	7,000	7,183
Lloyds Banking Group plc, 7.500%, 4–30–49 . . .	2,000	2,060
Royal Bank of Scotland Group plc (The), 7.640%, 3–29–49 . . .	5,000	5,288
		14,531
United States – 4.8%		
Bank of America Corp.:		
6.250%, 9–29–49 . . .	3,000	2,981
8.000%, 12–29–49 . .	3,000	3,234
B-Corp Merger Sub, Inc., 8.250%, 6–1–19	6,000	5,909
Florida East Coast Holdings Corp. and Florida East Coast Industries LLC, 6.750%, 5–1–19 (B) . . .	1,856	1,898
HD Supply, Inc., 11.500%, 7–15–20 . .	5,000	5,763

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
United States (Continued)		
JPMorgan Chase & Co., 6.125%, 12–29–49 . . $	5,000	$ 4,948
Roofing Supply Group LLC and Roofing Supply Finance, Inc., 10.000%, 6–1–20 (B) . .	3,000	3,150
Signode Industrial Group, 6.375%, 5–1–22 (B) . .	2,422	2,325
TRAC Intermodal LLC and TRAC Intermodal Corp., 11.000%, 8–15–19 . .	500	553
TransDigm Group, Inc., 7.500%, 7–15–21 . .	2,270	2,423
		33,184
TOTAL CORPORATE DEBT SECURITIES – 22.4%		**$150,883**

(Cost: $154,551)

MUNICIPAL BONDS	Principal	Value
United States – 0.1%		
Cmnwlth of PR, GO Bonds of 2014, Ser A, 8.000%, 7–1–35 . . .	1,090	961
TOTAL MUNICIPAL BONDS – 0.1%		**$ 961**

(Cost: $1,014)

OTHER GOVERNMENT SECURITIES+	Principal	Value
Argentina – 0.7%		
City of Buenos Aires, 12.500%, 4–6–15 . .	3,000	3,000
Province of Buenos Aires (The), 11.750%, 10–5–15 . .	2,000	1,900
		4,900
Australia – 0.6%		
New South Wales Treasury Corp., 5.500%, 3–1–17 (C) . . . AUD	4,000	3,727
Canada – 0.9%		
City of Toronto, 3.500%, 12–6–21 (C) . . CAD	2,000	1,871
Province of Ontario, 4.400%, 6–2–19 (C) . .	2,000	1,974
Regional Municipality of York, 4.000%, 6–30–21 (C) . .	2,000	1,930
		5,775
Germany – 0.6%		
KfW, Frankfurt/Main, Federal Republic of Germany, 2.875%, 10–12–16 (C) . . NOK	26,000	4,146

OTHER GOVERNMENT SECURITIES+ (Continued)	Principal	Value
Ireland – 0.2%		
Russian Railways via RZD Capital Ltd., 8.300%, 4–2–19 (C) . . RUB	50,000	$ 1,151
Malaysia – 0.1%		
Malaysia Government Bond, 3.314%, 10–31–17 (C) . . MYR	3,000	908
TOTAL OTHER GOVERNMENT SECURITIES – 3.1%		**$20,607**

(Cost: $22,869)

LOANS	Principal	Value
Canada – 0.0%		
KIK Custom Products, Inc., 9.500%, 11–17–19 (D) . . $	113	113
Luxembourg – 0.5%		
Formula One Holdings Ltd. and Delta Two S.a.r.l., 7.750%, 7–29–22 (D) . .	3,058	3,043
United States – 2.9%		
Capital Safety North America Holdings, Inc., 6.500%, 3–26–22 (D) . .	2,563	2,505
Empresas ICA S.A., 7.126%, 7–1–17 (D) . .	3,000	2,978
EP Minerals LLC, 8.500%, 7–24–21 (D) . .	781	791
Evergreen Tank Solution, Inc., 9.500%, 9–28–18 (D) . .	4,356	4,342
Focus Brands, Inc.: 10.250%, 8–21–18 (D) . .	697	700
10.250%, 8–21–18 (D) . .	303	305
Hampton Rubber Co. & SEI Holding Corp., 9.000%, 3–24–22 (D) . .	5,000	4,925
Misys plc and Magic Newco LLC, 12.000%, 6–12–19 (D) . .	1,000	1,128
U.S. LBM Holdings LLC: 7.250%, 4–25–20 (D) . .	993	981
7.250%, 4–25–20 (D) . .	985	972
		19,627
TOTAL LOANS – 3.4%		**$22,783**

(Cost: $22,800)

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper – 2.5%		
American Honda Finance Corp. (GTD by Honda Motor Co.), 0.080%, 10–6–14 (E) . . $	2,300	$ 2,300
Army & Air Force Exchange Service, 0.080%, 10–27–14 (E) . .	2,000	2,000
BMW U.S. Capital LLC (GTD by BMW AG), 0.090%, 10–1–14 (E) . .	3,000	3,000
Harley-Davidson Financial Services (GTD by Harley-Davidson Credit Corp.), 0.190%, 10–23–14 (E) . .	3,000	3,000
Kellogg Co., 0.170%, 10–15–14 (E) . .	5,000	4,999
Kroger Co. (The), 0.170%, 10–1–14 (E) . .	1,578	1,578
		16,877
Master Note- 0.4%		
Toyota Motor Credit Corp., 0.102%, 10–7–14 (F) . . .	2,862	2,862
TOTAL SHORT-TERM SECURITIES –2.9%		**$ 19,739**

(Cost: $19,739)

TOTAL INVESTMENT SECURITIES – 98.4%		**$661,663**

(Cost: $650,727)

CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.6%		**10,680**
NET ASSETS – 100.0%		**$672,343**

Notes to Schedule of Investments

+Other Government Securities include emerging market sovereign, quasi-sovereign, corporate and supranational agency and organization debt securities.

*Not shown due to rounding.

(A)No dividends were paid during the preceding 12 months.

(B)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2014, the total value of these securities amounted to $88,334 or 13.1% of net assets.

(C)Principal amounts are denominated in the indicated foreign currency, where applicable (AUD—Australian Dollar, BRL—Brazilian Real, CAD—Canadian Dollar, COP—Columbian Peso, MXN—Mexican Peso, MYR—Malaysian Ringgit, NOK—Norwegian Krone, RUB—Russian Ruble and SGD—Singapore Dollar).

(D)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2014.

(E)Rate shown is the yield to maturity at September 30, 2014.

(F)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2014. Date shown represents the date the variable rate resets.

The following forward foreign currency contracts were outstanding at September 30, 2014:

Type	Currency	Counterparty	Principal Amount of Contract (Denominated in Indicated Currency)	Settlement Date	Unrealized Appreciation	Unrealized Depreciation
Sell	British Pound	UBS AG	14,900	10–10–14	$ 543	$—
Sell	Euro	UBS AG	27,300	10–10–14	1,570	—
Sell	Japanese Yen	UBS AG	1,471,150	10–10–14	735	—
					$2,848	$—

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2014. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$428,951	$ —	$ —
Investment Funds	11,312	—	—
Preferred Stocks	2,322	4,105	—
Corporate Debt Securities	—	145,883	5,000
Municipal Bonds	—	961	—
Other Government Securities	—	20,607	—
Loans	—	12,136	10,647
Short-Term Securities	—	19,739	—
Total	$442,585	$203,431	$ 15,647
Forward Foreign Currency Contracts	$ —	$ 2,848	$ —

The following table is a reconciliation of Level 3 investments for which significant unobservable inputs were used to determine fair value:

	Corporate Debt Securities	Loans
Beginning Balance 4-1-14	$4,987	$ 9,950
Net realized gain (loss)	—	—*
Net change in unrealized appreciation (depreciation)	13	9
Purchases	—	10,616
Sales	—	(5,009)
Amortization/Accretion of premium/discount	—	6
Transfers into Level 3 during the period	—	966
Transfers out of Level 3 during the period	—	(5,891)
Ending Balance 9-30-14	$5,000	$10,647
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 9-30-14	$ 13	$ 33

Transfers from Level 2 to Level 3 occurred primarily due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred primarily due to the increased availability of observable market data due to increased market activity or information. As shown above, transfers in and out of Level 3 represent the values as of the beginning of the reporting period. There were no transfers between Levels 1 and 2 during the period ended September 30, 2014.

Information about Level 3 fair value measurements:

	Fair Value at 9–30–14	Valuation Technique(s)	Unobservable Input(s)
Assets			
Corporate Debt Securities	$5,000	Third-party valuation service	Broker quotes
Loans	$10,647	Third-party valuation service	Broker quotes

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed
REIT = Real Estate Investment Trust

Market Sector Diversification			
(as a % of net assets)		Utilities	4.9%
		Health Care	4.3%
Financials	24.2%	Telecommunication Services	3.7%
Consumer Discretionary	14.8%	Other Government Securities	3.1%
Consumer Staples	10.2%	Information Technology	2.8%
Energy	9.9%	State General Obligation Bonds	0.1%
Industrials	9.6%	Other+	4.5%
Materials	7.9%		

+Includes cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.

Asset Allocation

Stocks	**0.7%**
Financials	0.4%
Utilities	0.3%
Consumer Discretionary	0.0%
Warrants	**0.0%**
Bonds	**94.9%**
Corporate Debt Securities	67.7%
Loans	27.2%
Municipal Bonds	0.0%
Cash and Cash Equivalents	**4.4%**

Lipper Rankings

Category: Lipper High Current Yield Funds	Rank	Percentile
1 Year	198/602	33
3 Year	46/474	10
5 Year	24/415	6
10 Year	9/278	4

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Quality Weightings

Investment Grade	**1.6%**
A	1.1%
BBB	0.5%
Non-Investment Grade	**93.3%**
BB	16.6%
B	38.7%
CCC	37.8%
Non-rated	0.2%
Cash and Cash Equivalents and Equities	**5.1%**

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.

Ivy High Income Fund (in thousands) SEPTEMBER 30, 2014 (UNAUDITED)

COMMON STOCKS	Shares	Value
Casinos & Gaming – 0.0%		
New Cotai Participation Corp., Class B (A)	—*	$ 574
Housewares & Specialties – 0.0%		
Provo Craft & Novelty, Inc. (A)(B)	3	—
Renewable Electricity – 0.3%		
Abengoa Yield plc (A)	762	27,115
Specialized Finance – 0.4%		
Maritime Finance Co. Ltd. (A)(B)(C)	1,750	36,506
Specialty Stores – 0.0%		
Michaels Co., Inc. (The) (A)	156	2,726
TOTAL COMMON STOCKS – 0.7%		**$ 66,921**
(Cost: $60,402)		

WARRANTS		
Agricultural Products – 0.0%		
ASG Consolidated LLC, Expires 5–15–18 (D)	13	1,354
Apparel Retail – 0.0%		
St. John Knits International, Inc., Expires 12–31–29 (D)	48	595
TOTAL WARRANTS – 0.0%		**$ 1,949**
(Cost: $798)		

CORPORATE DEBT SECURITIES	Principal	Value
Advertising – 0.6%		
Acosta, Inc., 7.750%, 10–1–22 (E)	$46,896	47,131
Lamar Media Corp., 5.375%, 1–15–24 (E)	9,695	9,719
		56,850
Aerospace & Defense – 2.1%		
Silver II Borrower SCA and Silver II U.S. Holdings, 7.750%, 12–15–20 (E)	73,764	76,529
TransDigm Group, Inc.:		
5.500%, 10–15–20	8,899	8,632
7.500%, 7–15–21	22,192	23,690
TransDigm, Inc.:		
6.000%, 7–15–22 (E)	52,803	52,143
6.500%, 7–15–24 (E)	56,813	56,600
		217,594
Agricultural Products – 0.3%		
American Seafoods Group LLC, 10.750%, 5–15–16 (E)	4,968	4,831

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Agricultural Products (Continued)		
ASG Consolidated LLC, 15.000%, 5–15–17 (E)(F)	$30,850	$ 27,149
		31,980
Air Freight & Logistics – 0.3%		
TRAC Intermodal LLC and TRAC Intermodal Corp., 11.000%, 8–15–19	22,190	24,520
Aluminum – 1.2%		
Constellium N.V., 5.750%, 5–15–24 (E)	34,187	34,187
Wise Metals Group LLC, 8.750%, 12–15–18 (E)	29,956	31,978
Wise Metals Intermediate Holdings, 9.750%, 6–15–19 (E)(F)	44,476	47,145
		113,310
Apparel Retail – 2.0%		
Bon–Ton Stores, Inc. (The), 8.000%, 6–15–21	34,038	30,464
Chinos Intermediate Holdings A, Inc., 7.750%, 5–1–19 (E)(F)	41,521	39,341
Gymboree Corp. (The), 9.125%, 12–1–18	39,725	11,123
Hot Topic, Inc., 9.250%, 6–15–21 (E)	6,706	7,175
HT Intermediate Holdings Corp., 12.000%, 5–15–19 (E)(F)	5,848	6,038
Neiman Marcus Group Ltd., Inc., 8.000%, 10–15–21 (E)	45,692	47,520
Nine West Holdings, Inc., 8.250%, 3–15–19 (E)	64,214	53,940
		195,601
Application Software – 0.8%		
ACI Worldwide, Inc., 6.375%, 8–15–20 (E)	7,717	8,006
Epicor Software Corp., 8.625%, 5–1–19	23,240	24,576
Infor Software Parent LLC and Infor Software Parent, Inc., 7.125%, 5–1–21 (E)(F)	43,355	42,922
		75,504
Auto Parts & Equipment – 1.6%		
IDQ Acquisition Corp., 14.000%, 10–1–17 (E)(F)	29,483	29,483
IDQ Holdings, Inc., 11.500%, 4–1–17 (E)	42,903	46,495
Midas Intermediate HoldCo II LLC, 7.875%, 10–1–22 (E)	26,570	26,504

CORPORATE DEBT SECURITIES Continued)	Principal	Value
Auto Parts & Equipment (Continued)		
Schaeffler Finance B.V.:		
4.250%, 5–15–21 (E)	$ 28,918	$ 27,834
4.750%, 5–15–21 (E)	6,382	6,366
Schaeffler Holding Finance B.V., 6.875%, 8–15–18 (E)(F)(G)	EUR12,225	16,182
		152,864
Automobile Manufacturers – 0.4%		
Group 1 Automotive, Inc., 5.000%, 6–1–22 (E)	$ 16,451	15,916
Navistar International Corp., 8.250%, 11–1–21	22,520	23,083
		38,999
Automotive Retail – 0.4%		
Sonic Automotive, Inc., 5.000%, 5–15–23	45,581	43,530
Broadcasting – 2.1%		
CBS Outdoor Americas, Inc.:		
5.250%, 2–15–22 (E)	3,959	3,954
5.625%, 2–15–24 (E)	7,522	7,541
Clear Channel Outdoor Holdings, Inc.:		
6.500%, 11–15–22	60,658	61,847
Clear Channel Worldwide Holdings, Inc., Series A, 7.625%, 3–15–20	3,032	3,123
Clear Channel Worldwide Holdings, Inc., Series B, 7.625%, 3–15–20	10,252	10,636
Cumulus Media, Inc., 7.750%, 5–1–19	41,969	43,018
Spanish Broadcasting System, Inc., 12.500%, 4–15–17 (E)	5,090	5,472
WideOpenWest Finance LLC and WideOpenWest Capital Corp.:		
10.250%, 7–15–19	39,044	42,168
13.375%, 10–15–19	24,730	27,945
		205,704
Building Products – 1.4%		
CPG Merger Sub LLC, 8.000%, 10–1–21 (E)	24,560	24,928
Headwaters, Inc., 7.250%, 1–15–19	13,791	14,274
Ply Gem Industries, Inc.:		
6.500%, 2–1–22	40,224	38,212
6.500%, 2–1–22 (E)	16,165	15,357
Roofing Supply Group LLC and Roofing Supply Finance, Inc., 10.000%, 6–1–20 (E)	32,311	33,927

Ivy High Income Fund *(in thousands)* SEPTEMBER 30, 2014 (UNAUDITED)

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Building Products (Continued)		
USG Corp.,		
5.875%, 11-1-21 (E) . . $	8,134	$ 8,297
		134,995
Cable & Satellite – 4.0%		
Altice S.A.:		
7.250%, 5-15-22 (E)(G) . . EUR	3,821	4,995
7.750%, 5-15-22 (E) . . $	35,763	36,926
Cablevision Systems Corp.,		
5.875%, 9-15-22 . .	37,003	35,800
CCO Holdings LLC and CCO Holdings Capital Corp.:		
5.250%, 3-15-21 . .	2,542	2,491
5.250%, 9-30-22 . .	4,053	3,967
5.125%, 2-15-23 . .	6,054	5,812
5.750%, 9-1-23 . . .	1,513	1,505
5.750%, 1-15-24 . .	28,521	28,414
DISH DBS Corp.:		
6.750%, 6-1-21 . . .	19,335	20,785
5.875%, 7-15-22 . .	10,630	10,843
5.000%, 3-15-23 . .	5,265	5,051
Numericable Group S.A.,		
6.000%, 5-15-22 (E) . .	20,575	20,729
Sirius XM Radio, Inc.:		
5.875%, 10-1-20 (E) . .	12,183	12,335
5.750%, 8-1-21 (E) . . .	16,354	16,436
4.625%, 5-15-23 (E) . .	72,613	67,531
6.000%, 7-15-24 (E) . .	4,000	4,060
VTR Finance B.V.,		
6.875%, 1-15-24 (E) . . .	80,401	83,216
Wave Holdco LLC and Wave Holdco Corp.,		
8.250%, 7-15-19 (E)(F) . .	7,579	7,768
WaveDivision Escrow LLC and WaveDivision Escrow Corp.,		
8.125%, 9-1-20 (E) . .	11,032	11,928
		380,592
Casinos & Gaming – 0.9%		
Gateway Casinos & Entertainment Ltd.,		
8.500%, 11-26-20 (E)(G) . . CAD	15,447	14,094
MCE Finance Ltd.,		
5.000%, 2-15-21 (E) . . $	45,217	43,408
Wynn Macau Ltd.,		
5.250%, 10-15-21 (E) . .	29,504	28,471
		85,973
Coal & Consumable Fuels – 0.6%		
Foresight Energy LLC and Foresight Energy Finance Corp.,		
7.875%, 8-15-21 (E) . .	39,235	41,295
Westmoreland Escrow Corp.,		
10.750%, 2-1-18	20,701	21,736
		63,031

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Communications Equipment – 0.7%		
Eagle Midco, Inc.,		
9.000%, 6-15-18 (E)(F) . . . . $	67,990	$ 69,435
Construction Materials – 0.5%		
Hillman Group, Inc. (The),		
6.375%, 7-15-22 (E) . . .	53,058	51,334
Consumer Finance – 1.1%		
Creditcorp,		
12.000%, 7-15-18 (E) . .	40,520	42,546
Speedy Cash Intermediate Holdings Corp.,		
10.750%, 5-15-18 (E) . .	48,030	48,510
Speedy Group Holdings Corp.,		
12.000%, 11-15-17 (E) . .	14,715	14,715
		105,771
Data Processing & Outsourced Services –1.5%		
Alliance Data Systems Corp.:		
5.250%, 12-1-17 (E)	36,651	37,108
6.375%, 4-1-20 (E)	34,888	35,935
5.375%, 8-1-22 (E)	42,381	41,109
CoreLogic, Inc.,		
7.250%, 6-1-21	32,112	33,718
		147,870
Distributors – 1.0%		
Pinnacle Operating Corp.,		
9.000%, 11-15-20 (E) . .	91,321	97,485
Diversified Banks – 0.1%		
Bank of America Corp.,		
8.000%, 12-29-49 . . .	4,463	4,812
Barclays plc,		
8.250%, 12-29-49 . . .	7,214	7,403
		12,215
Diversified Capital Markets – 1.8%		
JLL /Delta Dutch Newco B.V.,		
7.500%, 2-1-22 (E) . . .	15,644	15,800
Mobile Challenger Intermediate Group S.A.:		
8.750%, 3-15-19 (E)(F)(G) . . EUR	67,200	78,295
Patriot Merger Corp.,		
9.000%, 7-15-21 (E) . . $	78,480	83,778
		177,873
Diversified Metals & Mining – 1.9%		
American Gilsonite Holding Co.,		
11.500%, 9-1-17 (E) . .	20,241	21,860
Artsonig Pty Ltd.,		
11.500%, 4-1-19 (E)(F) . .	28,153	28,435
Compass Minerals International, Inc.,		
4.875%, 7-15-24 (E) . .	32,155	30,708
Crystal Merger Sub, Inc.,		
7.625%, 10-15-21 (E) . .	7,359	7,690

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Diversified Metals & Mining (Continued)		
FMG Resources Pty Ltd.:		
8.250%, 11-1-19 (E) . . . $	23,127	$ 23,908
6.875%, 4-1-22 (E) . .	69,798	71,018
		183,619
Diversified Support Services – 0.7%		
Algeco Scotsman Global Finance plc:		
8.500%, 10-15-18 (E) . . .	16,656	17,072
10.750%, 10-15-19 (E) . .	25,060	24,058
Nexeo Solutions LLC,		
8.375%, 3-1-18	26,219	25,957
		67,087
Education Services – 2.0%		
Laureate Education, Inc.,		
9.250%, 9-1-19 (E) . .	195,206	196,182
Electric Utilities – 0.2%		
Alliant Holdings,		
7.875%, 12-15-20 (E) . . .	19,189	19,861
Electrical Components & Equipment –0.1%		
WESCO Distribution, Inc.,		
5.375%, 12-15-21 . . .	6,973	6,921
Electronic Manufacturing Services – 0.2%		
KEMET Corp.,		
10.500%, 5-1-18	19,418	20,365
Food Distributors – 0.9%		
Diamond Foods, Inc.,		
7.000%, 3-15-19 (E) . . .	16,963	16,963
Simmons Foods, Inc.,		
7.875%, 10-1-21 (E) . .	62,543	61,917
Sun Merger Sub, Inc.,		
5.875%, 8-1-21 (E) . .	9,564	9,684
		88,564
Health Care Equipment – 0.2%		
Mallinckrodt International Finance S.A. and Mallinckrodt CB LLC,		
5.750%, 8-1-22 (E) . .	15,591	15,747
Health Care Facilities – 2.6%		
AmSurg Corp.,		
5.625%, 11-30-20 . . .	6,498	6,563
AmSurg Escrow Corp.,		
5.625%, 7-15-22 (E) . . .	7,939	7,860
Capsugel S.A.,		
7.000%, 5-15-19 (E)(F) . . .	22,583	22,527
Catamaran Corp.,		
4.750%, 3-15-21	14,168	13,628
ConvaTec Finance International S.A.,		
8.250%, 1-15-19 (E)(F) . .	27,648	28,132
DaVita HealthCare Partners, Inc.,		
5.125%, 7-15-24	2,735	2,687
FWCT-2 Escrow Corp.,		
6.875%, 2-1-22 (E) . .	16,234	16,924

Ivy High Income Fund (in thousands) SEPTEMBER 30, 2014 (UNAUDITED)

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Health Care Facilities (Continued)		
HCA, Inc. (GTD by HCA Holdings, Inc.), 5.000%, 3–15–24	$ 8,930	$ 8,785
MPH Acquisition Holdings LLC, 6.625%, 4–1–22 (E)	35,127	35,477
Physio-Control International, Inc., 9.875%, 1–15–19 (E)	15,036	16,089
Tenet Healthcare Corp.:		
5.000%, 3–1–19 (E)	3,788	3,741
6.000%, 10–1–20	15,664	16,565
8.125%, 4–1–22	74,864	82,162
6.875%, 11–15–31	6,823	6,584
		267,724
Health Care Services – 1.0%		
MedImpact Holdings, Inc., 10.500%, 2–1–18 (E)	66,111	70,730
Truven Health Analytics, 10.625%, 6–1–20	23,101	24,372
		95,102
Health Care Supplies – 0.6%		
Ortho-Clinical Diagnostics, 6.625%, 5–15–22 (E)	60,178	54,837
Home Furnishings – 0.0%		
Empire Today LLC and Empire Today Finance Corp., 11.375%, 2–1–17 (E)	4,796	4,796
Hotels, Resorts & Cruise Lines – 0.1%		
Ryman Hospitality Properties, Inc., 5.000%, 4–15–21	12,521	12,208
Integrated Telecommunication Services – 1.1%		
BCP (Singapore) VI Cayman Financing Co. Ltd., 8.000%, 4–15–21 (E)	9,502	9,740
CenturyLink, Inc., 5.625%, 4–1–20	17,159	17,700
Frontier Communications Corp.:		
6.250%, 9–15–21	15,908	15,799
7.125%, 1–15–23	13,443	13,712
6.875%, 1–15–25	9,727	9,605
Level 3 Escrow II, Inc., 5.375%, 8–15–22 (E)	30,910	30,445
Windstream Corp., 7.500%, 6–1–22	7,393	7,781
		104,782
Internet Software & Services – 0.7%		
IAC/InterActiveCorp.:		
4.875%, 11–30–18	20,000	20,200
4.750%, 12–15–22	2,342	2,248
J2 Global, Inc., 8.000%, 8–1–20	40,682	43,937

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Internet Software & Services (Continued)		
VeriSign, Inc., 4.625%, 5–1–23	$ 1,830	$ 1,766
		68,151
Investment Banking & Brokerage – 0.3%		
GFI Group, Inc., 9.625%, 7–19–18 (H)	22,863	27,093
IT Consulting & Other Services – 0.6%		
iGATE Corp., 4.750%, 4–15–19 (E)	11,185	10,849
NCR Escrow Corp.:		
5.875%, 12–15–21	24,601	25,155
6.375%, 12–15–23	25,049	26,239
		62,243
Leisure Facilities – 0.5%		
Palace Entertainment Holdings LLC, 8.875%, 4–15–17 (E)	20,302	21,012
Regal Entertainment Group:		
5.750%, 3–15–22	9,445	9,469
5.750%, 2–1–25	21,184	20,919
		51,400
Metal & Glass Containers – 1.7%		
Ardagh Finance Holdings, 8.625%, 6–15–19 (E)(F)	19,502	19,600
Ardagh Packaging Finance plc and Ardagh Holdings USA, Inc., 6.000%, 6–30–21 (E)	11,126	10,681
BlueScope Steel (Finance) Ltd. and BlueScope Steel Finance (USA) LLC, 7.125%, 5–1–18 (E)	30,837	32,070
Consolidated Container Co. LLC and Consolidated Container Capital, Inc., 10.125%, 7–15–20 (E)	54,396	51,132
Signode Industrial Group, 6.375%, 5–1–22 (E)	49,375	47,400
		160,883
Movies & Entertainment – 0.8%		
AMC Entertainment, Inc., 5.875%, 2–15–22	11,732	11,820
Cinemark USA, Inc.:		
5.125%, 12–15–22	9,662	9,493
4.875%, 6–1–23	40,137	38,230
WMG Acquisition Corp.:		
5.625%, 4–15–22 (E)	3,800	3,800
6.750%, 4–15–22 (E)	16,550	15,847
		79,190
Oil & Gas Drilling – 0.3%		
KCA DEUTAG UK Finance plc, 7.250%, 5–15–21 (E)	25,636	24,354

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Oil & Gas Equipment & Services – 0.6%		
Brand Energy & Infrastructure Services, 8.500%, 12–1–21 (E)	$ 45,171	$ 45,397
RSP Permian, Inc., 6.625%, 10–1–22 (E)	3,865	3,889
Seventy Seven Energy, Inc., 6.500%, 7–15–22 (E)	9,093	8,934
		58,220
Oil & Gas Exploration & Production – 0.6%		
Athlon Holdings L.P. and Athlon Finance Corp., 6.000%, 5–1–22 (E)	12,266	13,155
Chesapeake Energy Corp.:		
3.484%, 4–15–19 (H)	16,880	16,880
4.875%, 4–15–22	18,646	18,739
Sabine Pass Liquefaction LLC:		
5.625%, 2–1–21	10,639	10,932
5.625%, 4–15–23	3,302	3,335
		63,041
Oil & Gas Refining & Marketing – 1.6%		
Offshore Drilling Holding S.A., 8.375%, 9–20–20 (E)	56,726	60,058
Offshore Group Investment Ltd.:		
7.500%, 11–1–19	33,650	31,210
7.125%, 4–1–23	18,084	15,937
Samson Investment Co., 9.750%, 2–15–20 (H)	22,564	20,477
Shelf Drilling Holdings Ltd., 8.625%, 11–1–18 (E)	29,493	30,968
		158,650
Oil & Gas Storage & Transportation – 0.4%		
Energy XXI Gulf Coast, Inc.:		
7.750%, 6–15–19	4,994	4,969
6.875%, 3–15–24 (E)	16,669	15,669
Williams Co., Inc. (The), 4.550%, 6–24–24	14,223	14,074
		34,712
Other Diversified Financial Services – 4.3%		
AA PIK Co. Ltd., 9.500%, 11–7–19 (E)(F)(G)	GBP45,000	75,359
AAF Holdings LLC and AAF Finance Co., 12.000%, 7–1–19 (E)(F)	22,740	22,740
Abengoa Finance SAU, 7.750%, 2–1–20 (E)	62,100	66,758
Greektown Holdings LLC and Greektown Mothership Corp., 8.875%, 3–15–19 (E)	44,977	44,752
Icahn Enterprises L.P. and Icahn Enterprises Finance Corp.:		
6.000%, 8–1–20	29,745	30,563
5.875%, 2–1–22	17,365	17,322

Ivy High Income Fund (in thousands) SEPTEMBER 30, 2014 (UNAUDITED)

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Other Diversified Financial Services (Continued)		
New Cotai LLC and New Cotai Capital Corp., 10.625%, 5–1–19 (E)(F)	$ 68,460	$ 78,386
TransUnion Holding Co., Inc., 8.125%, 6–15–18 (F)	13,301	13,767
TransUnion LLC and TransUnion Financing Corp., 9.625%, 6–15–18 (F)	53,495	55,100
		404,747
Packaged Foods & Meats – 1.0%		
Bumble Bee Foods LLC, 9.625%, 3–15–18 (E)(F)	33,038	34,277
JBS USA LLC and JBS USA Finance, Inc., 5.875%, 7–15–24 (E)	56,616	54,492
		88,769
Paper Packaging – 0.6%		
Beverage Packaging Holdings II Issuer, Inc. and Beverage Packaging Holdings (Luxembourg) II S.A., 6.000%, 6–15–17 (E)	34,988	34,463
Exopack Holdings S.A., 7.875%, 11–1–19 (E)	9,310	9,729
Reynolds Group Holdings Ltd., 9.000%, 4–15–19	15,117	15,741
		59,933
Personal Products – 0.0%		
Elizabeth Arden, Inc., 7.375%, 3–15–21	5,014	4,450
Pharmaceuticals – 0.4%		
Grifols Worldwide Operations Ltd., 5.250%, 4–1–22 (E)	2,865	2,829
Salix Pharmaceuticals Ltd., 6.000%, 1–15–21 (E)	31,597	34,204
		37,033
Precious Metals & Minerals – 0.3%		
Prince Mineral Holding Corp., 11.500%, 12–15–19 (E)(H)	28,421	31,832
Property & Casualty Insurance – 1.1%		
Onex USI Acquisition Corp., 7.750%, 1–15–21 (E)	108,127	107,586
Publishing – 0.0%		
Gannett Co., Inc., 5.500%, 9–15–24 (E)	1,370	1,349
Railroads – 0.5%		
Florida East Coast Holdings Corp. and Florida East Coast Industries LLC:		
6.750%, 5–1–19 (E)	36,639	37,464
9.750%, 5–1–20 (E)	15,221	15,449
		52,913
Real Estate Development – 0.2%		
Hub Holdings LLC and Hub Holdings Finance, Inc., 8.125%, 7–15–19 (E)(F)	$ 22,726	$422,215
Real Estate Services – 0.3%		
Stearns Holdings, Inc., 9.375%, 8–15–20 (E)	28,640	29,356
Semiconductors – 0.5%		
Canadian Solar, Inc., Convertible, 4.250%, 2–15–19 (E)	1,572	1,751
Micron Technology, Inc.:		
5.875%, 2–15–22 (E)	31,290	32,542
5.500%, 2–1–25 (E)	14,943	14,644
		48,937
Specialized Consumer Services – 3.4%		
AA Bond Co. Ltd., 9.500%, 7–31–19 (E)(G)	GBP32,269	57,413
B-Corp Merger Sub, Inc., 8.250%, 6–1–19	$ 96,366	94,921
Carlson Travel Holdings, 7.500%, 8–15–19 (E)(F)	18,974	19,164
Carlson Wagonlit B.V.:		
6.875%, 6–15–19 (E)	25,712	26,933
7.500%, 6–15–19 (E)(G)	EUR12,963	17,437
Emdeon, Inc., 11.000%, 12–31–19	$ 13,500	15,019
Lansing Trade Group, 9.250%, 2–15–19 (E)	24,449	24,266
Nielsen Finance, 5.500%, 10–1–21 (E)	25,651	25,779
Nielsen Finance LLC and Nielsen Finance Co., 5.000%, 4–15–22 (E)	38,539	37,961
		318,893
Specialized Finance – 1.5%		
Consolidated Communications Finance Co., 10.875%, 6–1–20	9,090	10,454
Consolidated Communications Finance II Co., 6.500%, 10–1–22 (E)	18,398	18,306
Flexi-Van Leasing, Inc., 7.875%, 8–15–18 (E)	25,687	26,779
TMX Finance LLC and TitleMax Finance Corp., 8.500%, 9–15–18 (E)	95,550	95,071
		150,610
Specialized REITs – 0.7%		
Aircastle Ltd., 5.125%, 3–15–21	21,597	21,327
CNL Lifestyles Properties, Inc., 7.250%, 4–15–19	46,623	47,905
		69,232
Specialty Stores – 2.2%		
Academy Ltd. and Academy Finance Corp., 9.250%, 8–1–19 (E)	$ 8,162	$ 8,631
Jo-Ann Stores Holdings, Inc., 9.750%, 10–15–19 (E)(F)	101,532	94,424
Jo-Ann Stores, Inc., 8.125%, 3–15–19 (E)	14,833	14,091
Michaels Stores, Inc., 5.875%, 12–15–20 (E)	12,064	12,004
New Academy Finance Co. LLC, 8.000%, 6–15–18 (E)(F)	36,175	36,085
PC Nextco Holdings LLC and PC Nextco Finance, Inc., 8.750%, 8–15–19 (F)	18,924	19,019
Spencer Spirit Holdings, Inc., 9.000%, 5–1–18 (E)(F)	24,057	24,298
		208,552
Technology Distributors – 0.8%		
Sophia L.P. and Sophia Finance, Inc.:		
9.625%, 12–1–18 (E)(F)	41,417	41,831
9.750%, 1–15–19 (E)	29,877	32,118
		73,949
Thrifts & Mortgage Finance – 0.4%		
Provident Funding Associates L.P. and PFG Finance Corp., 6.750%, 6–15–21 (E)	35,860	35,501
Tobacco – 0.3%		
Prestige Brands, Inc., 5.375%, 12–15–21 (E)	35,691	33,550
Trading Companies & Distributors – 0.8%		
HD Supply, Inc.:		
7.500%, 7–15–20	4,663	4,838
11.500%, 7–15–20	60,370	69,576
		74,414
Wireless Telecommunication Service – 3.3%		
Crown Castle International Corp., 4.875%, 4–15–22	1,149	1,117
Digicel Group Ltd., 8.250%, 9–30–20 (E)	35,962	37,044
DigitalGlobe, Inc., 5.250%, 2–1–21 (E)	29,144	27,978
Sprint Corp.:		
7.250%, 9–15–21 (E)	69,534	72,403
7.875%, 9–15–23 (E)	62,786	66,711
Telecom Italia S.p.A., 5.303%, 5–30–24 (E)	18,821	18,445
T-Mobile USA, Inc.:		
6.464%, 4–28–19	13,198	13,709
6.542%, 4–28–20	14,724	15,092
6.633%, 4–28–21	24,320	24,928
6.125%, 1–15–22	7,464	7,501
6.731%, 4–28–22	9,891	10,114
6.000%, 3–1–23	13,541	13,541

Ivy High Income Fund *(in thousands)*

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Wireless Telecommunication Service (Continued)		
T-Mobile USA, Inc.: (Continued)		
6.836%, 4–28–23	$ 2,945	$ 3,026
6.500%, 1–15–24	1,411	1,429
6.375%, 3–1–25	11,045	11,017
		324,055
TOTAL CORPORATE DEBT SECURITIES – 67.7%		**$6,586,638**
(Cost: $6,550,455)		

MUNICIPAL BONDS

	Principal	Value
New York – 0.0%		
NYC Indl Dev Agy, Rental Rev Bonds (Yankee Stadium Proj), Ser 2009, 11.000%, 3–1–29 (E)	1,875	2,630
TOTAL MUNICIPAL BONDS – 0.0%		$ 2,630
(Cost: $1,875)		

LOANS

	Principal	Value
Advertising – 0.1%		
Advantage Sales & Marketing, Inc., 0.000%, 7–25–22 (H)(I)	10,595	10,425
Air Freight & Logistics – 0.2%		
DAE Aviation Holdings, Inc., 7.750%, 7–29–19 (H)	15,706	15,804
Apparel Retail –2.1%		
Gymboree Corp. (The), 5.000%, 2–23–18 (H)	7,880	5,215
Hoffmaster Group, Inc., 10.000%, 5–6–21 (H)	30,368	30,064
Lands' End, Inc., 4.250%, 3–14–21 (H)	15,956	15,737
Nine West Holdings, Inc., 6.250%, 1–8–20 (H)	47,279	43,852
Talbots, Inc. (The):		
4.750%, 3–17–20 (H)	19,603	18,966
8.250%, 3–17–21 (H)	23,642	23,346
True Religion Apparel, Inc.:		
5.875%, 7–29–19 (H)	37,274	34,199
5.875%, 7–30–19 (H)	39,865	36,576
11.000%, 1–30–20 (H)	6,138	5,770
		213,725
Application Software – 3.1%		
Applied Systems, Inc., 7.500%, 1–15–22 (H)	34,872	34,724
Aptean Holdings, Inc.:		
5.250%, 2–6–20 (H)	23,500	23,314
8.500%, 2–21–21 (H)	15,746	15,623
Misys plc and Magic Newco LLC, 12.000%, 6–12–19 (H)	208,077	234,780
		308,441

LOANS (Continued)	Principal	Value
Asset Management & Custody Banks – 0.1%		
World Endurance Holdings, Inc., 5.250%, 6–24–21 (H)	$ 6,374	$ 6,366
Auto Parts & Equipment – 0.6%		
Alliance Tire Group:		
11.375%, 6–25–21 (F)(H)	35,000	35,224
Direct ChassisLink, Inc.:		
8.250%, 11–7–19 (H)	23,694	23,519
		58,743
Building Products – 1.2%		
Continental Building Products LLC, 4.000%, 8–28–20 (H)	3,642	3,587
GYP Holdings III Corp.:		
4.750%, 3–27–21 (H)	31,945	31,466
7.750%, 3–27–22 (H)	50,245	49,993
Hampton Rubber Co. & SEI Holding Corp., 9.000%, 3–24–22 (H)	35,500	34,968
		120,014
Casinos & Gaming – 0.4%		
Centaur Acquisition LLC, 8.750%, 2–20–20 (H)	9,821	9,931
Gateway Casinos & Entertainment Ltd.:		
6.250%, 11–4–19 (G)(H)	CAD 38	33
5.605%, 11–26–19 (G)(H)	14,869	13,177
Scientific Games International, Inc., 0.000%, 9–17–21 (H)(I)	$ 14,698	14,399
		37,540
Construction & Engineering – 0.3%		
Tensar International Corp.:		
5.750%, 7–9–21 (H)	18,961	18,843
9.500%, 7–9–22 (H)	15,197	15,165
		34,008
Construction Materials – 0.5%		
Quickrete Holdings, Inc.:		
7.000%, 3–19–21 (H)	7,924	7,950
U.S. LBM Holdings LLC:		
7.250%, 4–25–20 (H)	45,059	44,496
		52,446
Data Processing & Outsourced Services – 0.1%		
Sedgwick Claims Management Services, Inc., 6.750%, 1–27–22 (H)	8,270	8,068
Diversified Metals & Mining – 0.3%		
EP Minerals LLC:		
5.500%, 7–24–20 (H)	12,627	12,658
8.500%, 7–24–21 (H)	12,375	12,530
		25,188

LOANS (Continued)	Principal	Value
Diversified Support Services – 0.4%		
Omnitracs, Inc., 8.750%, 4–29–21 (H)	$ 1,500	$ 1,493
Sprint Industrial Holdings LLC:		
7.000%, 5–14–19 (H)	28,815	28,743
11.250%, 5–14–19 (H)	10,642	10,695
		40,931
Environmental & Facilities Services – 0.1%		
Brickman Group Ltd. (The), 7.500%, 12–11–21 (H)	7,789	7,692
Food Distributors – 0.3%		
Performance Food Group, Inc.:		
6.250%, 11–14–19 (H)	17,084	17,020
6.250%, 11–17–19 (H)	8,705	8,673
		25,693
Food Retail – 0.6%		
Focus Brands, Inc.:		
4.250%, 2–22–18 (H)	29,529	29,206
10.250%, 8–21–18 (H)	36,399	36,581
		65,787
General Merchandise Stores – 1.1%		
BJ's Wholesale Club, Inc., 8.500%, 3–31–20 (H)	42,836	43,037
Orchard Acquisition Co. LLC, 7.000%, 2–8–19 (H)	60,471	60,169
		103,206
Health Care Facilities – 1.7%		
Surgery Center Holdings, Inc.:		
6.000%, 4–11–19 (H)	28,130	28,130
9.750%, 4–11–20 (H)	61,246	61,246
0.000%, 7–24–20 (H)(I)	37,505	37,364
0.000%, 7–24–21 (H)(I)	37,505	36,849
		163,589
Health Care Services – 0.6%		
Accellent, Inc., 7.500%, 2–21–22 (H)	19,176	18,481
Ikaria, Inc.:		
5.000%, 2–4–21 (H)	15,475	15,432
8.750%, 2–4–22 (H)	23,557	23,763
		57,676
Health Care Supplies – 0.3%		
Sage Products Holdings III LLC, 9.250%, 6–13–20 (H)	30,299	30,905
Health Care Technology –0.3%		
Vitera Healthcare Solutions LLC:		
6.000%, 11–4–20 (H)	19,274	19,178
9.250%, 11–4–21 (H)	11,652	11,535
		30,713
Hotels, Resorts & Cruise Lines – 0.1%		
Four Seasons Hotels Ltd., 6.250%, 12–27–20 (H)	10,273	10,273

Ivy High Income Fund (in thousands) SEPTEMBER 30, 2014 (UNAUDITED)

LOANS (Continued)	Principal	Value
Housewares & Specialties – 0.7%		
KIK Custom Products, Inc.:		
5.500%, 5–17–19 (H)	$32,805	$ 32,744
9.500%, 11–17–19 (H)	31,814	31,867
Provo Craft & Novelty, Inc., 15.000%, 3–2–16 (F)(H)	8,049	10
		64,621
Independent Power Producers & Energy Traders – 0.8%		
Alinta Energy Finance PTY Ltd.:		
0.000%, 8–13–19 (H)(I)	3,447	3,474
6.375%, 8–13–19 (H)	71,407	71,965
		75,439
Industrial Conglomerates – 0.2%		
Crosby Worldwide Ltd., 7.000%, 11–22–21 (H)	16,645	16,562
Industrial Machinery – 1.1%		
Capital Safety North America Holdings, Inc.:		
3.750%, 3–26–21 (H)	20,516	19,947
6.500%, 3–26–22 (H)	41,674	40,736
Husky Injection Moldings Systems Ltd., 7.250%, 6–10–22 (H)	7,605	7,415
NN, Inc., 6.000%, 7–18–21 (H)	9,235	9,241
United Central Industrial Supply Co. LLC, 7.500%, 10–12–18 (H)	28,689	28,581
		105,920
Internet Software & Services – 0.9%		
TravelCLICK, Inc. & TCH-2 Holdings LLC:		
5.500%, 5–8–21 (H)	39,136	38,745
8.750%, 11–8–21 (H)	39,154	37,979
W3 Co., 9.250%, 9–1–20 (H)	11,387	11,045
		87,769
Investment Banking & Brokerage – 0.2%		
Bats Global Markets, Inc., 5.000%, 1–7–20 (H)	18,538	18,074
IT Consulting & Other Services – 1.3%		
Active Network, Inc. (The):		
5.500%, 11–15–20 (H)	30,912	30,641
9.500%, 11–15–21 (H)	42,964	43,046
Triple Point Group Holdings, Inc.:		
5.250%, 7–13–20 (H)	31,888	28,858
9.250%, 7–13–21 (H)	24,243	20,849
		123,394
Life Sciences Tools & Services – 0.4%		
Atrium Innovations, Inc., 7.750%, 7–29–21 (H)	40,260	39,254
Metal & Glass Containers – 0.5%		
Bway Holding Co., 5.500%, 8–8–20 (H)	3,323	3,316

LOANS (Continued)	Principal	Value
Metal & Glass Containers (Continued)		
Consolidated Container Co. LLC, 7.750%, 1–3–20 (H)	$11,387	$ 11,131
Evergreen Tank Solution, Inc., 9.500%, 9–28–18 (H)	30,176	30,082
		44,529
Movies & Entertainment – 1.4%		
Formula One Holdings Ltd. and Delta Two S.a.r.l.:		
4.750%, 7–15–21 (H)	12,024	11,859
4.750%, 7–30–21 (H)	41,172	40,606
0.000%, 7–29–22 (H)(I)	19,336	19,239
7.750%, 7–29–22 (H)	51,262	51,005
Metro-Goldwyn-Mayer, Inc., 5.125%, 6–4–20 (H)	5,705	5,716
Yonkers Racing Corp., 8.750%, 8–20–20 (H)	5,500	4,620
		133,045
Oil & Gas Drilling – 0.3%		
KCA Deutag Alpha Ltd., 6.250%, 5–13–20 (H)	34,069	33,472
Oil & Gas Equipment & Services – 0.3%		
Regent Purchaser Investment, Inc., 6.000%, 7–22–21 (H)	25,924	25,621
Oil & Gas Exploration & Production – 0.1%		
Sabine Oil & Gas LLC, 8.750%, 12–31–18 (H)	13,548	13,531
Oil & Gas Refining & Marketing – 1.2%		
Fieldwood Energy LLC: 8.375%, 9–30–20 (H)	51,950	52,016
Shelf Drilling Midco Ltd., 10.000%, 10–8–18 (F)(H)	60,366	60,366
		112,382
Oil & Gas Storage & Transportation – 0.8%		
Bowie Resources Holdings LLC:		
6.750%, 8–12–20 (H)	45,608	45,494
11.750%, 2–16–21 (H)	34,306	34,735
		80,229
Other Diversified Financial Services – 0.5%		
Precision Capital Pte. Ltd., 7.250%, 10–22–18 (H)	10,167	10,141
WP Mustang Holdings LLC:		
5.500%, 5–29–21 (H)	21,970	21,860
8.500%, 5–29–22 (H)	23,525	23,271
		55,272
Packaged Foods & Meats – 0.2%		
Shearer's Foods LLC, 7.750%, 6–19–22 (H)	18,980	18,766

LOANS (Continued)	Principal	Value
Paper Packaging – 0.4%		
FPC Holdings, Inc., 9.250%, 5–27–20 (H)	$32,147	$ 31,370
Ranpak (Rack Merger), 0.000%, 9–22–22 (H)(I)	10,906	10,851
		42,221
Pharmaceuticals – 0.2%		
Patheon, Inc., 4.250%, 1–23–21 (H)	18,471	18,019
Research & Consulting Services – 0.5%		
Larchmont Resources LLC, 8.250%, 8–7–19 (H)	49,386	50,003
Restaurants – 0.4%		
TGI Friday's, Inc.:		
5.250%, 6–20–20 (H)	9,467	9,432
9.250%, 6–20–21 (H)	26,957	26,788
		36,220
Specialized Consumer Services – 0.1%		
Wand Intermediate I L.P., 8.250%, 9–2–22 (H)	11,035	11,007
Specialty Chemicals – 0.2%		
Chromaflo Technologies Corp., 8.250%, 6–2–20 (H)	21,318	21,265
TOTAL LOANS –27.2%		**$2,653,848**
(Cost: $2,644,977)		
TOTAL INVESTMENT SECURITIES – 95.6%		**$9,311,986**
(Cost: $9,258,507)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 4.4%		**429,034**
NET ASSETS – 100.0%		**$9,741,020**

Notes to Schedule of Investments

*Not shown due to rounding.

(A)No dividends were paid during the preceding 12 months.

(B)Restricted securities. At September 30, 2014, the Fund owned the following restricted securities:

Security	Acquisition Date(s)	Shares	Cost	Market Value
Maritime Finance Co. Ltd.	9–19–13	1,750	$35,000	$36,506
Provo Craft & Novelty, Inc.	9–15–11	3	1	—
			$35,001	$36,506

The total value of these securities represented 0.4% of net assets at September 30, 2014.

(C)Deemed to be an affiliate due to the Fund owning at least 5% of the voting securities.

(D)Warrants entitle the Fund to purchase a predetermined number of shares of common stock and are non-income producing. The purchase price and number of shares are subject to adjustment under certain conditions until the expiration date, if any.

(E)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2014, the total value of these securities amounted to $4,790,098 or 49.2% of net assets.

(F)Payment-in-kind bonds.

(G)Principal amounts are denominated in the indicated foreign currency, where applicable (CAD - Canadian Dollar, EUR - Euro and GBP - British Pound).

(H)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2014.

(I)All or a portion of this position has not settled. Full contract rates do not take effect until settlement date.

The following forward foreign currency contracts were outstanding at September 30, 2014:

Type	Currency	Counterparty	Principal Amount of Contract (Denominated in Indicated Currency)	Settlement Date	Unrealized Appreciation	Unrealized Depreciation
Sell	British Pound	State Street Global Markets	20,848	10–10–14	$ 769	$—
Sell	British Pound	Morgan Stanley International	70,278	10–10–14	2,558	—
Sell	Euro	Morgan Stanley International	79,806	10–10–14	4,561	—
Sell	Swiss Franc	Deutsche Bank AG	35,638	10–10–14	1,593	—
					$9,481	$—

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2014. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Consumer Discretionary	$ 2,726	$ —	$ 574
Financials	—	—	36,506
Utilities	27,115	—	—
Total Common Stocks	$ 29,841	$ —	$ 37,080
Warrants	—	1,354	595
Corporate Debt Securities	—	6,464,054	122,584
Municipal Bonds	—	2,630	—
Loans	—	1,745,892	907,956
Total	$ 29,841	$8,213,930	$1,068,215
Forward Foreign Currency Contracts	$ —	$ 9,481	$ —

The following table is a reconciliation of Level 3 investments for which significant unobservable inputs were used to determine fair value:

	Common Stocks	Warrants	Corporate Debt Securities	Loans
Beginning Balance 4-1-14	$36,986	$ 2,207	$ 162,118	$ 842,657
Net realized gain (loss)	—	—	—	2,141
Net change in unrealized appreciation (depreciation)	94	—	3,280	(15,482)
Purchases	—	—	19,218	433,573
Sales	—	—	—	(323,037)
Amortization/Accretion of premium/discount	—	—	—	682
Transfers into Level 3 during the period	—	—	100,086	222,290
Transfers out of Level 3 during the period	—	(1,612)	(162,118)	(254,868)
Ending Balance 9-30-14	$37,080	$ 595	$ 122,584	$ 907,956
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 9-30-14	$ 94	$ —	$ 3,280	$ (6,849)

Transfers from Level 2 to Level 3 occurred primarily due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred primarily due to the increased availability of observable market data due to increased market activity or information. As shown above, transfers in and out of Level 3 represent the values as of the beginning of the reporting period. There were no transfers between Levels 1 and 2 during the period ended September 30, 2014.

Information about Level 3 fair value measurements:

	Fair Value at 9-30-14	Valuation Technique(s)	Unobservable Input(s)
Assets			
Common Stocks	$ 37,080	Broker	Broker quotes
Warrants	$ 595	Broker	Broker quotes
Corporate Debt Securities	$122,584	Third-party vendor pricing service	Broker quotes
Loans	$907,956	Third-party vendor pricing service	Broker quotes

The following acronyms are used throughout this schedule:

GTD = Guaranteed
REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.

Ivy International Core Equity Fund

ALL DATA IS AS OF SEPTEMBER 30, 2014 (UNAUDITED)

Asset Allocation

Stocks	**96.0%**
Financials	19.1%
Industrials	13.2%
Consumer Discretionary	12.6%
Information Technology	11.2%
Health Care	9.4%
Consumer Staples	9.3%
Energy	8.6%
Materials	6.6%
Telecommunication Services	4.4%
Utilities	1.6%
Cash and Cash Equivalents	**4.0%**

Lipper Rankings

Category: Lipper International Large-Cap Core Funds	Rank	Percentile
1 Year	4/131	4
3 Year	10/117	9
5 Year	7/95	8
10 Year	2/69	3

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Country Weightings

Europe	**58.6%**
United Kingdom	19.8%
France	13.9%
Germany	7.5%
Sweden	4.6%
Switzerland	4.3%
Spain	3.7%
Other Europe	4.8%
Pacific Basin	**27.5%**
Japan	15.4%
China	4.6%
Australia	3.9%
Other Pacific Basin	3.6%
North America	**4.9%**
Other	**2.8%**
South America	**2.2%**
Cash and Cash Equivalents	**4.0%**

Top 10 Equity Holdings

Company	Country	Sector	Industry
Teva Pharmaceutical Industries Ltd. ADR	Israel	Health Care	Pharmaceuticals
Total S.A.	France	Energy	Integrated Oil & Gas
Sanofi-Aventis	France	Health Care	Pharmaceuticals
Fresenius SE & Co. KGaA	Germany	Health Care	Health Care Services
Millea Holdings, Inc.	Japan	Financials	Property & Casualty Insurance
WPP Group plc	United Kingdom	Consumer Discretionary	Advertising
Nestle S.A., Registered Shares	Switzerland	Consumer Staples	Packaged Foods & Meats
Svenska Cellulosa Aktiebolaget SCA (publ), Class B	Sweden	Materials	Paper Products
Volkswagen AG, 2.260%	Germany	Consumer Discretionary	Automobile Manufacturers
Yahoo!, Inc.	United States	Information Technology	Internet Software & Services

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

COMMON STOCKS	Shares	Value
Australia – 3.9%		
Amcor Ltd.	3,449	$ 34,212
Coca–Cola Amatil Ltd.	3,651	28,065
Macquarie Group Ltd.	210	10,584
Stockland Corp. Ltd.	8,093	27,989
		100,850
Brazil – 2.2%		
Hypermarcas S.A. (A)	3,975	28,645
TIM Participacoes S.A.	4,105	21,515
TIM Participacoes S.A. ADR	198	5,190
		55,350
China – 4.6%		
Baidu.com, Inc. ADR (A) . . .	132	28,821
China Construction Bank Corp.	52,530	36,802
China Unicom Ltd.	5,406	8,076
Kweichow Moutai Co. Ltd., Class A	809	21,359
Ping An Insurance (Group) Co. of China Ltd., A Shares	3,628	24,431
		119,489
Denmark – 1.0%		
TDC A/S	3,280	24,909
France – 13.9%		
Bouygues S.A.	1,359	44,040
Cap Gemini S.A.	434	31,180
European Aeronautic Defence and Space Co. . .	571	35,905
Gaz de France	1,638	41,095
L Air Liquide S.A.	227	27,675
Lafarge	394	28,390
Sanofi-Aventis	522	59,053
Total S.A.	965	62,739
Vinci	482	28,019
		358,096
Germany – 5.4%		
Bayer AG	360	50,479
Fresenius SE & Co. KGaA . . .	1,185	58,685
Siemens AG	243	28,952
		138,116
Hong Kong – 1.5%		
Cheung Kong (Holdings) Ltd.	2,331	38,395
Israel – 2.8%		
Teva Pharmaceutical Industries Ltd. ADR	1,319	70,897
Japan – 15.4%		
Bridgestone Corp.	1,188	39,227
Inpex Corp.	2,624	37,076
Komatsu Ltd.	1,674	38,711
Millea Holdings, Inc.	1,888	58,565
Mitsubishi Corp.	1,853	37,939
Mitsubishi Heavy Industries Ltd.	6,255	40,242

COMMON STOCKS (Continued)	Shares	Value
Japan (Continued)		
Nissin Kogyo Co. Ltd.	1,528	$ 25,115
Softbank Corp.	270	18,901
Sumitomo Mitsui Trust Holdings, Inc.	11,239	46,780
Tokyo Electron Ltd.	422	27,536
Yahoo Japan Corp.	7,233	27,499
		397,591
Luxembourg – 1.1%		
Acergy S.A.	1,896	27,079
Mexico – 1.5%		
Grupo Financiero Banorte S.A.B. de C.V.	5,830	37,335
Netherlands – 2.7%		
ASML Holding N.V., Ordinary Shares	324	32,218
ING Groep N.V., Certicaaten Van Aandelen (A)	2,678	38,260
		70,478
South Korea – 2.1%		
Hyundai Mobis	119	28,887
Samsung Electronics Co. Ltd.	22	24,414
		53,301
Spain – 3.7%		
Amadeus IT Holding S.A. . .	784	29,346
CaixaBank S.A.	5,741	34,958
Gestevision Telecinco S.A. . .	2,386	29,692
		93,996
Sweden – 4.6%		
Investor AB, B Shares	841	29,748
Svenska Cellulosa Aktiebolaget SCA (publ), Class B	2,232	53,223
TeliaSonera AB	5,169	35,759
		118,730
Switzerland – 4.3%		
Adecco S.A.	401	27,220
Credit Suisse Group AG, Registered Shares	1,101	30,529
Nestle S.A., Registered Shares	727	53,513
		111,262
United Kingdom – 19.8%		
Antofagasta plc	2,358	27,560
BAE Systems plc	3,736	28,558
BP plc	4,642	34,127
British Sky Broadcasting Group plc	1,989	28,440
Burberry Group plc	1,261	30,894
Legal & General Group plc . .	11,771	43,679
Marks and Spencer Group plc	4,055	26,595
Petrofac Ltd.	824	13,850
Prudential plc	1,447	32,272

COMMON STOCKS (Continued)	Shares	Value
United Kingdom (Continued)		
Reckitt Benckiser Group plc	380	$ 32,970
Rolls-Royce Group plc . . .	1,805	28,219
Royal Dutch Shell plc, Class A	1,330	50,945
SABMiller plc	727	40,399
Unilever plc	828	34,701
WPP Group plc	2,879	57,884
		511,093
United States – 3.4%		
Cognizant Technology Solutions Corp., Class A (A)	791	35,428
Yahoo!, Inc. (A)	1,268	51,664
		87,092
TOTAL COMMON STOCKS – 93.9%		**$2,414,059**
(Cost: $2,253,140)		

PREFERRED STOCKS		
Germany – 2.1%		
Volkswagen AG, 2.260%	255	52,948
TOTAL PREFERRED STOCKS – 2.1%		$ 52,948
(Cost: $62,248)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper- 2.4%		
Air Products and Chemicals, Inc., 0.080%, 10–14–14 (B) . .	$ 5,000	5,000
Baxter International, Inc., 0.250%, 10–8–14 (B) . . .	7,500	7,500
BMW U.S. Capital LLC (GTD by BMW AG), 0.090%, 10–1–14 (B) . . .	5,000	5,000
Campbell Soup Co., 0.270%, 10–9–14 (B) . . .	5,000	5,000
Diageo Capital plc (GTD by Diageo plc), 0.260%, 10–7–14 (B) . . .	10,000	9,999
Roche Holdings, Inc., 0.090%, 10–14–14 (B) . .	10,000	10,000
Virginia Electric and Power Co.: 0.210%, 10–2–14 (B) . . .	13,000	12,999
0.210%, 10–3–14 (B) . . .	8,000	8,000
		63,498

SHORT-TERM SECURITIES

(Continued)	Principal	Value
Master Note – 0.2%		
Toyota Motor Credit Corp.,		
0.102%, 10–7–14 (C) ..	$4,377	$ 4,377
TOTAL SHORT-TERM SECURITIES – 2.6%		$ 67,875
(Cost: $67,875)		
TOTAL INVESTMENT SECURITIES – 98.6%		$2,534,882
(Cost: $2,383,263)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.4%		36,951
NET ASSETS – 100.0%		$2,571,833

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Rate shown is the yield to maturity at September 30, 2014.

(C) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2014. Date shown represents the date the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2014. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$2,414,059	$ —	$ —
Preferred Stocks	52,948	—	—
Short-Term Securities	—	67,875	—
Total	$2,467,007	$ 67,875	$ —

As of September 30, 2014, there were no transfers between Level 1 and 2 during the period.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed

Market Sector Diversification

(as a % of net assets)

Financials	19.1%	Consumer Staples	9.3%
Industrials	13.2%	Energy	8.6%
Consumer Discretionary	12.6%	Materials	6.6%
Information Technology	11.2%	Telecommunication Services	4.4%
Health Care	9.4%	Utilities	1.6%
		Other+	4.0%

+Includes cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.

Ivy International Growth Fund

ALL DATA IS AS OF SEPTEMBER 30, 2014 (UNAUDITED)

Asset Allocation

Stocks	**95.7%**
Consumer Discretionary	25.5%
Health Care	17.7%
Information Technology	16.0%
Industrials	12.3%
Financials	10.5%
Energy	3.8%
Telecommunication Services	3.6%
Materials	3.2%
Consumer Staples	3.1%
Cash and Cash Equivalents	**4.3%**

Lipper Rankings

Category: Lipper International Large-Cap Growth Funds	Rank	Percentile
1 Year	11/144	8
3 Year	16/114	14
5 Year	9/106	9
10 Year	22/77	29

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Country Weightings

Europe	**39.4%**
United Kingdom	11.4%
France	11.1%
Germany	6.7%
Other Europe	10.2%
North America	**26.3%**
United States	23.3%
Other North America	3.0%
Pacific Basin	**27.6%**
Japan	14.0%
China	5.4%
Other Pacific Basin	8.2%
Other	**2.4%**
Cash and Cash Equivalents	**4.3%**

Top 10 Equity Holdings

Company	Country	Sector	Industry
Fuji Heavy Industries Ltd.	Japan	Consumer Discretionary	Automobile Manufacturers
Cognizant Technology Solutions Corp., Class A	United States	Information Technology	IT Consulting & Other Services
Visa, Inc., Class A	United States	Information Technology	Data Processing & Outsourced Services
Teva Pharmaceutical Industries Ltd. ADR	Israel	Health Care	Pharmaceuticals
Tokyo Electron Ltd.	Japan	Information Technology	Semiconductor Equipment
Fresenius SE & Co. KGaA	Germany	Health Care	Health Care Services
Gilead Sciences, Inc.	United States	Health Care	Biotechnology
InBev N.V.	United States	Consumer Staples	Brewers
Baidu.com, Inc. ADR	China	Information Technology	Internet Software & Services
Shire plc	United Kingdom	Health Care	Pharmaceuticals

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Ivy International Growth Fund (in thousands) SEPTEMBER 30, 2014 (UNAUDITED)

COMMON STOCKS	Shares	Value
Australia – 1.8%		
Telstra Corp. Ltd. ADR	1,896	$ 8,796
Canada – 1.6%		
Canadian Pacific Railway Ltd.	36	7,550
China – 5.4%		
Alibaba Group Holding Ltd. ADR (A)	21	1,883
Baidu.com, Inc. ADR (A)	45	9,856
CAR, Inc. (A)(B)	2,924	4,212
Ctrip.com International Ltd. (A)	75	4,246
JD.com, Inc. ADR (A)	231	5,964
		26,161
France – 11.1%		
Cap Gemini S.A.	126	9,041
Compagnie Generale des Etablissements Michelin, Class B	63	5,905
European Aeronautic Defence and Space Co.	144	9,086
L Air Liquide S.A.	39	4,774
LVMH Moet Hennessy - Louis Vuitton	33	5,394
Pinault-Printemps-Redoute S.A.	29	5,799
Safran	143	9,269
Vinci	78	4,550
		53,818
Germany – 6.7%		
Bayer AG	65	9,126
Bayerische Motoren Werke AG	37	3,920
Continental AG	48	9,076
Fresenius SE & Co. KGaA	209	10,365
		32,487
Hong Kong – 1.3%		
Galaxy Entertainment Group	1,124	6,528
India – 1.8%		
ITC Ltd.	836	5,013
NMDC Ltd.	1,460	3,910
		8,923
Ireland – 1.4%		
Smurfit Kappa Group plc	310	6,777
Israel – 2.4%		
Teva Pharmaceutical Industries Ltd. ADR	220	11,799
Italy – 1.5%		
Azimut Holding S.p.A.	292	7,395
Japan – 14.0%		
Daihatsu Motor Co. Ltd.	273	4,335
Fuji Heavy Industries Ltd.	582	19,244
JGC Corp.	136	3,713
Komatsu Ltd.	333	7,694
Mitsubishi Electric Corp.	401	$ 5,340
Nissin Kogyo Co. Ltd.	39	643
ORIX Corp.	523	7,218
Sumitomo Corp.	298	3,284
Sumitomo Mitsui Trust Holdings, Inc.	1,159	4,824
Tokyo Electron Ltd.	167	10,906
		67,201
Mexico – 1.4%		
Grupo Financiero Banorte S.A.B. de C.V.	1,064	6,815
Netherlands – 2.5%		
ASML Holding N.V., NY Registry Shares	56	5,551
Koninklijke Philips Electronics N.V., Ordinary Shares	204	6,511
		12,062
Portugal – 0.4%		
Galp Energia SGPS S.A., Class B	131	2,134
South Korea – 1.9%		
Hyundai Motor Co.	51	9,178
Spain – 1.9%		
CaixaBank S.A.	1,485	9,041
Switzerland – 2.5%		
Compagnie Financiere Richemont S.A.	48	3,921
Novartis AG, Registered Shares	89	8,361
		12,282
Taiwan – 1.4%		
MediaTek, Inc.	464	6,872
United Kingdom – 11.4%		
Aviva plc	683	5,795
BG Group plc	107	1,984
BP plc	7	55
Capita Group plc (The)	177	3,334
Experian plc	349	5,560
GlaxoSmithKline plc	313	7,168
Merlin Entertainments plc	693	3,942
Prudential plc	426	9,512
Royal Dutch Shell plc, Class A	198	7,580
Shire plc	114	9,847
		54,777
United States – 23.3%		
Amazon.com, Inc. (A)	30	9,628
Biogen Idec, Inc. (A)	30	9,772
Cognizant Technology Solutions Corp., Class A (A)	277	12,388
Gilead Sciences, Inc. (A)	96	10,194
HCA Holdings, Inc. (A)	125	8,820
Hilton Worldwide Holdings, Inc. (A)	304	$ 7,486
InBev N.V.	90	10,046
Limited Brands, Inc.	113	7,553
SBA Communications Corp. (A)	77	8,583
Schlumberger Ltd.	65	6,637
Twitter, Inc. (A)	131	6,760
Veeco Instruments, Inc. (A)	59	2,063
Visa, Inc., Class A	57	12,262
		112,192
TOTAL COMMON STOCKS – 95.7%		**$462,788**
(Cost: $413,838)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper – 3.3%		
Campbell Soup Co., 0.180%, 10–6–14 (C)	$5,000	5,000
Mondelez International, Inc., 0.140%, 10–1–14 (C)	3,311	3,311
Wisconsin Gas LLC, 0.110%, 10–2–14 (C)	8,000	8,000
		16,311
Master Note – 0.3%		
Toyota Motor Credit Corp., 0.102%, 10–7–14 (D)	1,272	1,272
Municipal Obligations-Taxable – 0.2%		
MS Business Fin Corp., Gulf Opp Zone Indl Dev Var Rev Bonds (Chevron USA, Inc. Proj), Ser 2007D (GTD by Chevron Corp.), 0.040%, 10–1–14 (D)	1,000	1,000
TOTAL SHORT-TERM SECURITIES – 3.8%		**$ 18,583**
(Cost: $18,583)		
TOTAL INVESTMENT SECURITIES – 99.5%		**$481,371**
(Cost: $432,421)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.5%		**2,358**
NET ASSETS – 100.0%		**$483,729**

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2014, the total value of these securities amounted to $4,212 or 0.9% of net assets.

(C) Rate shown is the yield to maturity at September 30, 2014.

(D) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2014. Date shown represents the date the variable rate resets.

The following forward foreign currency contracts were outstanding at September 30, 2014:

Type	Currency	Counterparty	Principal Amount of Contract (Denominated in Indicated Currency)	Settlement Date	Unrealized Appreciation	Unrealized Depreciation
Sell	Japanese Yen	Goldman Sachs International	2,065,400	10–10–14	$1,042	$—

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2014. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Consumer Discretionary	$119,274	$ —	$4,212
Consumer Staples	15,059	—	—
Energy	18,391	—	—
Financials	50,599	—	—
Health Care	85,452	—	—
Industrials	59,380	—	—
Information Technology	77,581	—	—
Materials	15,461	—	—
Telecommunication Services	17,379	—	—
Total Common Stocks	$458,576	$ —	$4,212
Short-Term Securities	—	18,583	—
Total	$458,576	$18,583	$4,212
Forward Foreign Currency Contracts	$ —	$ 1,042	$ —

As of September 30, 2014, there were no transfers between Level 1 and 2 during the period.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed

Market Sector Diversification			
(as a % of net assets)		Financials	10.5%
		Energy	3.8%
Consumer Discretionary	25.5%	Telecommunication Services	3.6%
Health Care	17.7%	Materials	3.2%
Information Technology	16.0%	Consumer Staples	3.1%
Industrials	12.3%	Other+	4.3%

+Includes cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.

Asset Allocation

Stocks	**98.5%**
Information Technology	28.8%
Consumer Discretionary	22.5%
Health Care	19.3%
Industrials	16.2%
Consumer Staples	4.9%
Energy	3.9%
Telecommunication Services	1.5%
Materials	1.4%
Cash and Cash Equivalents	**1.5%**

Lipper Rankings

Category: Lipper Large-Cap Growth Funds	Rank	Percentile
1 Year	227/715	32
3 Year	373/613	61
5 Year	323/547	59
10 Year	84/387	22

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector
Gilead Sciences, Inc.	Health Care
Apple, Inc.	Information Technology
Biogen Idec, Inc.	Health Care
Canadian Pacific Railway Ltd.	Industrials
MasterCard, Inc., Class A	Information Technology
Celgene Corp.	Health Care
Facebook, Inc., Class A	Information Technology
Applied Materials, Inc.	Information Technology
Home Depot, Inc. (The)	Consumer Discretionary
Union Pacific Corp.	Industrials

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Ivy Large Cap Growth Fund *(in thousands)* SEPTEMBER 30, 2014 (UNAUDITED)

COMMON STOCKS	Shares	Value
Aerospace & Defense – 4.1%		
Boeing Co. (The)	275	$ 35,016
Precision Castparts Corp.	117	27,810
		62,826
Apparel Retail – 0.7%		
Limited Brands, Inc.	153	10,275
Apparel, Accessories & Luxury Goods – 0.9%		
Under Armour, Inc., Class A (A)	201	13,903
Application Software – 2.2%		
Adobe Systems, Inc. (A)	491	33,972
Automotive Retail – 1.6%		
AutoZone, Inc. (A)	17	8,868
O'Reilly Automotive, Inc. (A)	98	14,750
		23,618
Biotechnology – 13.4%		
Biogen Idec, Inc. (A)	197	65,009
Celgene Corp. (A)	625	59,256
Gilead Sciences, Inc. (A)	746	79,412
		203,677
Brewers – 2.3%		
Anheuser-Busch InBev S.A. ADR	309	34,286
Broadcasting – 2.3%		
CBS Corp., Class B	638	34,149
Cable & Satellite – 1.7%		
Comcast Corp., Class A	473	25,433
Casinos & Gaming – 2.6%		
Las Vegas Sands, Inc.	321	19,957
Wynn Resorts Ltd.	102	19,082
		39,039
Construction Machinery & Heavy Trucks – 0.5%		
Caterpillar, Inc.	72	7,100
Consumer Electronics – 2.7%		
Harman International Industries, Inc.	417	40,893
Data Processing & Outsourced Services – 8.7%		
FleetCor Technologies, Inc. (A)	201	28,538
MasterCard, Inc., Class A	808	59,742
Visa, Inc., Class A	206	44,018
		132,298
Diversified Chemicals – 1.4%		
PPG Industries, Inc.	111	21,858
Electrical Components & Equipment – 0.5%		
Rockwell Automation, Inc.	65	7,142
Footwear – 1.2%		
NIKE, Inc., Class B	198	17,679
Health Care Facilities – 2.6%		
HCA Holdings, Inc. (A)	550	$ 38,814
Home Improvement Retail – 2.9%		
Home Depot, Inc. (The)	492	45,145
Hotels, Resorts & Cruise Lines – 0.5%		
Hilton Worldwide Holdings, Inc. (A)	312	7,689
Industrial Machinery – 2.8%		
Flowserve Corp.	400	28,187
Pentair, Inc.	218	14,303
		42,490
Internet Retail – 2.1%		
Amazon.com, Inc. (A)	55	17,831
priceline.com, Inc. (A)	12	14,019
		31,850
Internet Software & Services – 7.5%		
Facebook, Inc., Class A (A)	705	55,755
Google, Inc., Class A (A)	40	23,654
Google, Inc., Class C (A)	52	30,080
LinkedIn Corp., Class A (A)	20	4,177
		113,666
IT Consulting & Other Services – 1.4%		
Cognizant Technology Solutions Corp., Class A (A)	481	21,525
Motorcycle Manufacturers – 2.2%		
Harley-Davidson, Inc.	586	34,117
Oil & Gas Equipment & Services – 2.8%		
Schlumberger Ltd.	424	43,087
Oil & Gas Exploration & Production – 1.1%		
EOG Resources, Inc.	167	16,556
Packaged Foods & Meats – 1.7%		
Green Mountain Coffee Roasters, Inc.	197	25,649
Pharmaceuticals – 3.3%		
Allergan, Inc.	147	26,194
Bristol-Myers Squibb Co.	471	24,126
		50,320
Railroads – 8.3%		
Canadian Pacific Railway Ltd.	290	60,188
Kansas City Southern	179	21,743
Union Pacific Corp.	415	45,016
		126,947
Semiconductor Equipment – 3.1%		
Applied Materials, Inc.	2,205	47,652
Semiconductors – 1.0%		
NXP Semiconductors N.V. (A)	217	14,836
Specialty Stores – 1.1%		
Ulta Salon, Cosmetics & Fragrance, Inc. (A)	144	$ 17,040
Technology Hardware, Storage & Peripherals – 4.9%		
Apple, Inc.	732	73,758
Tobacco – 0.9%		
Philip Morris International, Inc.	167	13,936
Wireless Telecommunication Service – 1.5%		
American Tower Corp., Class A	186	17,387
SBA Communications Corp. (A)	48	5,312
		22,699
TOTAL COMMON STOCKS – 98.5%		**$1,495,924**
(Cost: $977,280)		
SHORT-TERM SECURITIES	**Principal**	
Commercial Paper – 1.3%		
Air Products and Chemicals, Inc., 0.100%, 10–27–14 (B)	$5,000	5,000
Army & Air Force Exchange Service, 0.090%, 10–23–14 (B)	5,000	5,000
BorgWarner, Inc., 0.260%, 10–22–14 (B)	5,000	4,999
CVS Caremark Corp., 0.200%, 10–1–14 (B)	2,000	2,000
Illinois Tool Works, Inc., 0.070%, 10–1–14 (B)	3,000	3,000
		19,999
Master Note – 0.3%		
Toyota Motor Credit Corp., 0.102%, 10–7–14 (C)	3,899	3,899
TOTAL SHORT-TERM SECURITIES – 1.6%		**$ 23,898**
(Cost: $23,898)		
TOTAL INVESTMENT SECURITIES – 100.1%		**$1,519,822**
(Cost: $1,001,178)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.1%)		**(2,240)**
NET ASSETS – 100.0%		**$1,517,582**

Ivy Large Cap Growth Fund *(in thousands)* SEPTEMBER 30, 2014 (UNAUDITED)

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Rate shown is the yield to maturity at September 30, 2014.

(C)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2014. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2014. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$1,495,924	$ —	$ —
Short-Term Securities	—	23,898	—
Total	$1,495,924	$ 23,898	$ —

As of September 30, 2014, there were no transfers between Level 1 and 2 during the period.

The following acronym is used throughout this schedule:

ADR = American Depositary Receipts

See Accompanying Notes to Financial Statements.

Ivy Limited-Term Bond Fund

Asset Allocation

Bonds	**92.5%**
Corporate Debt Securities	75.0%
United States Government and Government Agency Obligations	17.0%
Municipal Bonds – Taxable	0.5%
Cash and Cash Equivalents	**7.5%**

Lipper Rankings

Category: Lipper Short-Intermediate Investment Grade Debt Funds	Rank	Percentile
1 Year	121/166	73
3 Year	99/120	82
5 Year	91/103	88
10 Year	54/86	63

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Quality Weightings

Investment Grade	**89.1%**
AA	23.9%
A	31.2%
BBB	34.0%
Non-Investment Grade	**3.4%**
BB	2.2%
B	1.2%
Cash and Cash Equivalents	**7.5%**

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.

Ivy Limited-Term Bond Fund *(in thousands)* SEPTEMBER 30, 2014 (UNAUDITED)

CORPORATE DEBT SECURITIES	Principal	Value
Airlines – 0.3%		
Southwest Airlines Co., 5.125%, 3–1–17	$ 5,000	$ 5,397
Apparel Retail – 0.9%		
Limited Brands, Inc., 8.500%, 6–15–19	13,000	15,340
Apparel, Accessories & Luxury Goods – 0.9%		
LVMH Moet Hennessy - Louis Vuitton, 1.625%, 6–29–17 (A)	16,000	16,070
Automobile Manufacturers – 3.1%		
General Motors Co., 3.500%, 10–2–18	17,915	18,206
Toyota Motor Credit Corp.:		
2.000%, 9–15–16	13,250	13,526
2.000%, 10–24–18	5,125	5,133
Volkswagen Group of America, Inc., 2.125%, 5–23–19 (A)	16,000	15,872
		52,737
Biotechnology – 0.9%		
Amgen, Inc.:		
2.125%, 5–15–17	5,500	5,598
2.200%, 5–22–19	10,775	10,663
		16,261
Brewers – 0.4%		
Anheuser–Busch InBev Worldwide, Inc. (GTD by AB INBEV/BBR/COB), 7.750%, 1–15–19	5,324	6,429
Broadcasting – 1.1%		
CBS Corp., 7.625%, 1–15–16	3,500	3,793
CBS Corp. (GTD by CBS Operations, Inc.), 2.300%, 8–15–19	15,000	14,800
		18,593
Cable & Satellite – 1.9%		
DIRECTV Holdings LLC and DIRECTV Financing Co., Inc.:		
5.875%, 10–1–19	9,000	10,317
5.200%, 3–15–20	6,000	6,721
5.000%, 3–1–21	3,850	4,264
TCI Communications, Inc., 8.750%, 8–1–15	7,000	7,476
Time Warner Co., Inc. (GTD by Time Warner, Inc.), 7.250%, 10–15–17	4,000	4,650
		33,428
Construction Machinery & Heavy Trucks – 1.0%		
Joy Global, Inc., 6.000%, 11–15–16	16,157	17,647

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Consumer Finance – 5.6%		
American Express Co., 7.000%, 3–19–18	$10,000	$11,644
American Express Credit corp., 1.300%, 7–29–16	5,320	5,350
American Honda Finance Corp.:		
1.450%, 2–27–15 (A)	6,995	7,028
1.500%, 9–11–17 (A)	6,000	6,017
7.625%, 10–1–18 (A)	5,000	6,037
Capital One Bank USA N.A., 2.150%, 11–21–18	2,650	2,641
Capital One Financial Corp., 6.750%, 9–15-17	9,000	10,274
Capital One N.A., 2.400%, 9–5–19	6,000	5,939
Caterpillar Financial Services Corp., 1.000%, 11–25–16	2,000	2,003
Ford Motor Credit Co. LLC:		
1.500%, 1–17–17	2,450	2,446
5.000%, 5–15–18	17,500	19,115
General Motors Financial Co., Inc. (GTD by AmeriCredit Financial Services, Inc.), 3.500%, 7–10–19	4,500	4,535
Hyundai Capital America:		
1.875%, 8–9–16 (A)	4,000	4,049
2.875%, 8–9–18 (A)	5,525	5,661
Western Union Co. (The), 5.930%, 10–1–16	3,000	3,271
		96,010
Data Processing & Outsourced Services – 2.0%		
Alliance Data Systems Corp.:		
5.250%, 12–1–17 (A)	6,600	6,683
6.375%, 4–1–20 (A)	6,000	6,180
5.375%, 8–1–22 (A)	6,838	6,633
Fidelity National Financial, Inc., 6.600%, 5–15–17	12,215	13,587
		33,083
Department Stores – 0.8%		
Macy's Retail Holdings, Inc., 7.450%, 7–15–17	12,100	13,933
Distillers & Vintners – 1.4%		
Beam, Inc., 1.750%, 6–15–18	10,000	9,831
Diageo Capital plc, 5.750%, 10–23–17	13,500	15,168
		24,999
Diversified Banks – 6.0%		
Bank of America Corp.:		
5.650%, 5–1–18	6,000	6,675
7.625%, 6–1–19	9,000	10,875
Bank of New York Mellon Corp. (The), 2.300%, 9–11–19	12,750	12,648

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Diversified Banks (Continued)		
Bank of Nova Scotia (The):		
2.050%, 10–30–18	$14,150	$ 14,113
2.050%, 6–5–19	8,650	8,553
Commonwealth Bank of Australia:		
1.950%, 3–16–15	5,000	5,037
2.250%, 3–13–19	8,500	8,495
HSBC Bank plc, 3.100%, 5–24–16 (A)	6,000	6,230
U.S. Bancorp, 2.200%, 11–15–16	10,000	10,286
Wachovia Corp., 5.750%, 2–1–18	13,500	15,220
Wells Fargo & Co., 2.125%, 4–22–19	4,425	4,372
		102,504
Diversified Chemicals – 1.7%		
Dow Chemical Co. (The), 4.250%, 11–15–20	14,382	15,394
E.I. du Pont de Nemours and Co., 2.750%, 4–1–16	11,500	11,859
		27,253
Diversified Metals & Mining – 0.7%		
Rio Tinto Finance (USA) Ltd., 2.250%, 9–20–16	12,500	12,794
Drug Retail – 0.4%		
Walgreen Co., 1.800%, 9–15–17	6,500	6,524
Electric Utilities – 0.9%		
Kansas City Power & Light Co., 7.150%, 4–1–19	13,555	16,319
Electronic Equipment & Instruments – 0.9%		
Xerox Corp., 6.350%, 5–15–18	14,000	15,999
Electronic Manufacturing Services – 0.7%		
Jabil Circuit, Inc., 7.750%, 7–15–16	11,290	12,419
Environmental & Facilities Services – 1.8%		
Republic Services, Inc., 3.800%, 5–15–18	14,690	15,609
Waste Management, Inc.:		
6.100%, 3–15–18	10,000	11,393
4.750%, 6–30–20	1,675	1,848
Waste Management, Inc. (GTD by Waste Management Holdings, Inc.), 7.375%, 3–11–19	1,985	2,396
		31,246
Food Distributors – 1.2%		
ConAgra Foods, Inc.:		
1.300%, 1–25–16	2,940	2,952
5.819%, 6–15–17	2,500	2,760
7.000%, 4–15–19	10,742	12,746

Ivy Limited-Term Bond Fund *(in thousands)*

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Food Distributors (Continued)		
Wm. Wrigley Jr. Co.:		
2.000%, 10–20–17 (A) . . .	$ 1,000	$ 1,009
2.400%, 10–21–18 (A) . . .	1,500	1,511
		20,978
Forest Products – 0.9%		
Georgia-Pacific LLC,		
5.400%, 11–1–20 (A) . . .	14,000	15,824
General Merchandise Stores – 0.9%		
Dollar General Corp.:		
4.125%, 7–15–17	12,500	13,056
1.875%, 4–15–18	3,000	2,890
		15,946
Health Care Equipment – 0.8%		
Stryker Corp.:		
2.000%, 9–30–16	11,575	11,810
4.375%, 1–15–20	1,500	1,637
		13,447
Health Care Services – 1.0%		
Quest Diagnostics, Inc.:		
3.200%, 4–1–16	14,000	14,446
6.400%, 7–1–17	2,000	2,259
		16,705
Health Care Supplies – 1.9%		
Catholic Health Initiatives,		
2.600%, 8–1–18	9,555	9,686
DENTSPLY International, Inc.,		
2.750%, 8–15–16	4,000	4,114
Express Scripts Holding Co.,		
2.250%, 6–15–19	13,500	13,314
Laboratory Corp. of America Holdings,		
2.500%, 11–1–18	5,350	5,376
		32,490
Home Improvement Retail – 1.2%		
Lowe's Co., Inc.:		
5.000%, 10–15–15	8,000	8,361
2.125%, 4–15–16	11,366	11,569
		19,930
Industrial Conglomerates – 1.5%		
Danaher Corp.,		
5.400%, 3–1–19	7,700	8,760
General Electric Capital Corp.,		
5.625%, 5–1–18	15,500	17,526
		26,286
Integrated Oil & Gas – 1.8%		
Petro-Canada,		
6.050%, 5–15–18	14,700	16,766
Statoil ASA (GTD by Statoil Petroleum AS),		
1.950%, 11–8–18	3,500	3,513

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Integrated Oil & Gas (Continued)		
StatoilHydro ASA (GTD by StatoilHydro Petroleum AS),		
5.250%, 4–15–19	$10,000	$11,267
		31,546
Integrated Telecommunication Services – 1.8%		
AT&T, Inc.,		
2.950%, 5–15–16	6,715	6,935
CC Holdings GS V LLC,		
2.381%, 12–15–17	8,335	8,433
Verizon Communications, Inc.,		
6.350%, 4–1–19	14,000	16,285
		31,653
Internet Software & Services – 0.3%		
eBay, Inc.,		
1.350%, 7–15–17	5,000	4,979
Investment Banking & Brokerage – 2.0%		
Goldman Sachs Group, Inc. (The):		
3.700%, 8–1–15	6,460	6,622
7.500%, 2–15–19	9,000	10,734
Morgan Stanley:		
4.100%, 1–26–15	3,000	3,034
6.000%, 4–28–15	1,000	1,031
5.625%, 9–23–19	12,340	13,890
		35,311
Leisure Products – 0.1%		
Mattel, Inc.,		
2.500%, 11–1–16	2,500	2,566
Life & Health Insurance – 0.7%		
MetLife, Inc.,		
6.817%, 8–15–18	11,000	12,902
Metal & Glass Containers – 0.6%		
FBG Finance Ltd.,		
7.875%, 6–1–16 (A)	9,000	9,993
Multi-Utilities – 1.1%		
Dominion Resources, Inc.,		
6.400%, 6–15–18	11,118	12,793
Dominion Resources, Inc., Series A,		
1.400%, 9–15–17	4,850	4,816
		17,609
Oil & Gas Equipment & Services – 1.5%		
Enterprise Products Operating LLC (GTD by Enterprise Products Partners L.P.),		
6.500%, 1–31–19	13,000	15,232
Schlumberger Investment S.A. (GTD by Schlumberger Ltd.):		
1.950%, 9–14–16 (A) . . .	3,000	3,060
1.250%, 8–1–17 (A)	5,000	4,986

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Oil & Gas Equipment & Services (Continued)		
Schlumberger Norge A.S. (GTD by Schlumberger Ltd.),		
1.950%, 9–14–16 (A) . . .	$ 3,000	$ 3,060
		26,338
Oil & Gas Exploration & Production – 4.6%		
BP Capital Markets plc (GTD by BP plc),		
2.241%, 9–26–18	12,000	12,040
EOG Resources, Inc.,		
2.500%, 2–1–16	6,000	6,142
EQT Corp.,		
8.125%, 6–1–19	11,520	14,113
Marathon Oil Corp.,		
0.900%, 11–1–15	11,240	11,244
Plains Exploration & Production Co.:		
8.625%, 10–15–19	14,814	15,538
6.875%, 2–15–23	16,608	18,849
		77,926
Oil & Gas Storage & Transportation – 2.3%		
Copano Energy LLC and Copano Energy Finance Corp.,		
7.125%, 4–1–21	4,566	5,080
DCP Midstream Operating L.P. (GTD by DCP Midstream Partners L.P.):		
3.250%, 10–1–15	5,500	5,639
2.700%, 4–1–19	2,000	2,005
El Paso Corp.,		
7.000%, 6–15–17	17,550	19,350
Kinder Morgan Energy Partners L.P.,		
5.950%, 2–15–18	7,000	7,830
		39,904
Other Diversified Financial Services – 4.0%		
Citigroup, Inc.,		
2.550%, 4–8–19	16,000	15,991
Daimler Finance North America LLC,		
1.300%, 7–31–15 (A) . . .	16,600	16,703
John Deere Capital Corp.,		
1.200%, 10–10–17	15,000	14,937
JPMorgan Chase & Co.,		
6.000%, 1–15–18	16,500	18,574
Moody's Corp.,		
2.750%, 7–15–19	3,600	3,620
		69,825
Packaged Foods & Meats – 1.2%		
Kraft Foods, Inc.,		
4.125%, 2–9–16	12,000	12,510
Tyson Foods, Inc. (GTD by Tyson Fresh Meats, Inc.),		
2.650%, 8–15–19	8,000	8,010
		20,520

Ivy Limited-Term Bond Fund (in thousands) SEPTEMBER 30, 2014 (UNAUDITED)

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Pharmaceuticals – 2.5%		
AbbVie, Inc., 1.200%, 11–6–15	$15,000	$15,056
GlaxoSmithKline Capital, Inc., 5.650%, 5–15–18	6,600	7,473
Merck & Co., Inc., 1.100%, 1–31–18	4,925	4,874
Mylan, Inc., 7.875%, 7–15–20 (A)	14,920	16,188
		43,591
Property & Casualty Insurance – 0.8%		
Berkshire Hathaway, Inc.:		
2.200%, 8–15–16	2,650	2,726
1.900%, 1–31–17	4,000	4,077
2.100%, 8–14–19	7,375	7,337
		14,140
Regional Banks – 1.0%		
PNC Bank N.A., 1.300%, 10–3–16	7,500	7,546
PNC Funding Corp. (GTD by PNC Financial Services Group, Inc.), 6.700%, 6–10–19	8,500	10,114
		17,660
Soft Drinks – 0.3%		
Bottling Group LLC, 5.125%, 1–15–19	4,059	4,543
Specialty Chemicals – 1.0%		
Methanex Corp., 3.250%, 12–15–19	17,832	18,108
Systems Software – 0.9%		
CA, Inc.:		
6.125%, 12–1–14	3,267	3,297
5.375%, 12–1–19	11,525	12,799
		16,096
Technology Hardware, Storage & Peripherals – 0.4%		
Apple, Inc., 2.100%, 5–6–19	7,300	7,304
Trucking – 1.3%		
Penske Truck Leasing Co. L.P. and PTL Finance Corp.:		
3.125%, 5–11–15 (A)	6,000	6,085
3.750%, 5–11–17 (A)	10,350	10,882
Ryder System, Inc., 2.450%, 11–15–18	4,650	4,696
		21,663
Wireless Telecommunication Service – 2.0%		
America Movil S.A.B. de C.V., 5.000%, 3–30–20	13,975	15,293
American Tower Corp., 5.900%, 11–1–21	14,500	16,226

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Wireless Telecommunication Service (Continued)		
Crown Castle International Corp., 5.250%, 1–15–23	$ 2,745	$ 2,718
		34,237
TOTAL CORPORATE DEBT SECURITIES – 75.0%		**$1,295,005**
(Cost: $1,287,307)		

MUNICIPAL BONDS – TAXABLE	Principal	Value
Hawaii – 0.2%		
Cnty of Kauai, Taxable GO Bonds, Ser 2010A, 3.335%, 8–1–16	2,600	2,722
Rhode Island – 0.3%		
Providence Hlth & Svc Oblig Group, Direct Oblig Notes, Ser 2009A, 5.050%, 10–1–14	5,185	5,186
TOTAL MUNICIPAL BONDS-TAXABLE – 0.5%		**$ 7,908**
(Cost: $7,785)		

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS	Principal	Value
Agency Obligations – 2.0%		
Federal Home Loan Bank, 4.780%, 1–25–17	1,194	1,262
Federal National Mortgage Association:		
2.000%, 12–30–15	10,000	10,206
0.875%, 10–26–17	15,000	14,857
5.450%, 10–18–21	7,000	7,606
		33,931
Mortgage-Backed Obligations – 10.0%		
Federal Home Loan Mortgage Corp. Agency REMIC/CMO:		
4.000%, 6–15–26	13,936	14,958
4.500%, 6–15–27	656	671
4.500%, 5–15–32	1,874	1,922
5.000%, 12–15–34	895	978
2.500%, 12–15–41	12,265	12,107
Federal Home Loan Mortgage Corp. Fixed Rate Participation Certificates:		
5.500%, 4–1–20	853	912
3.000%, 1–1–33	8,790	8,957

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal	Value
Mortgage-Backed Obligations (Continued)		
Federal Home Loan Mortgage Corp. Fixed Rate Pass-Through Certificates:		
3.000%, 8–1–28	$13,985	$ 14,379
3.000%, 9–1–28	13,696	14,056
Federal National Mortgage Association Agency REMIC/CMO:		
5.500%, 12–25–17	2,175	2,296
2.000%, 4–25–39	12,632	12,191
4.000%, 5–25–39	2,997	3,112
3.000%, 11–25–39	2,331	2,375
Federal National Mortgage Association Fixed Rate Pass-Through Certificates:		
5.500%, 9–1–17	2,221	2,352
4.500%, 9–1–19	1,776	1,876
4.514%, 12–1–19	11,327	12,501
4.375%, 6–1–21	15,421	17,019
5.500%, 10–1–21	3,207	3,489
5.500%, 2–1–22	1,737	1,905
6.000%, 7–1–22	1,170	1,288
3.500%, 8–1–26	7,943	8,385
3.000%, 7–1–28	13,659	14,041
Government National Mortgage Association Agency REMIC/CMO:		
2.500%, 9–20–40	9,184	9,226
2.000%, 3–16–42	11,940	11,632
		172,628
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 12.0%		**$206,559**
(Cost: $207,836)		

UNITED STATES GOVERNMENT OBLIGATIONS	Principal	Value
Treasury Obligations – 5.0%		
U.S. Treasury Notes:		
2.375%, 2–28–15	10,000	10,096
2.500%, 4–30–15	35,000	35,497
2.125%, 5–31–15	12,500	12,670
1.750%, 5–31–16	13,000	13,281
1.500%, 7–31–16 (B)	15,000	15,265
		86,809
TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 5.0%		**$ 86,809**
(Cost: $85,688)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper – 6.4%		
Army & Air Force Exchange Service: 0.090%, 10–23–14 (C)	5,000	5,000

Ivy Limited-Term Bond Fund *(in thousands)*

SHORT-TERM SECURITIES (Continued)	Principal	Value
Commercial Paper (Continued)		
0.080%, 10–27–14 (C)	$ 2,000	$ 2,000
0.140%, 11–25–14 (C)	7,000	6,998
Becton Dickinson & Co.,		
0.160%, 10–8–14 (C)	5,000	5,000
Bemis Co., Inc.,		
0.230%, 10–14–14 (C)	6,325	6,324
BorgWarner, Inc.:		
0.240%, 10–9–14 (C)	2,000	2,000
0.260%, 10–22–14 (C)	5,000	4,999
CVS Caremark Corp.,		
0.200%, 10–1–14 (C)	2,000	2,000
Danaher Corp.,		
0.090%, 10–9–14 (C)	10,000	10,000
Diageo Capital plc (GTD by Diageo plc),		
0.260%, 10–8–14 (C)	6,605	6,605
DTE Electric Co.,		
0.190%, 10–20–14 (C)	6,000	5,999
DTE Energy Co. (GTD by Detroit Edison Co.),		
0.220%, 10–23–14 (C)	10,000	9,999

SHORT-TERM SECURITIES (Continued)	Principal	Value
Commercial Paper (Continued)		
General Mills, Inc.,		
0.170%, 10–14–14 (C)	$15,000	$ 14,998
GlaxoSmithKline Finance plc (GTD by GlaxoSmithKline plc),		
0.130%, 10–28–14 (C)	4,000	4,000
Harley-Davidson Financial Services (GTD by Harley-Davidson Credit Corp.),		
0.190%, 10–23–14 (C)	4,500	4,499
Kellogg Co.:		
0.170%, 10–14–14 (C)	4,000	4,000
0.170%, 10–15–14 (C)	4,000	4,000
Kroger Co. (The),		
0.170%, 10–1–14 (C)	1,728	1,728
Virginia Electric and Power Co.,		
0.210%, 10–1–14 (C)	10,000	10,000
		110,149

SHORT-TERM SECURITIES (Continued)	Principal	Value
Master Note – 0.1%		
Toyota Motor Credit Corp.,		
0.102%, 10–7–14 (D)	$2,063	$ 2,063
TOTAL SHORT-TERM SECURITIES – 6.5%		$ 112,212
(Cost: $112,213)		
TOTAL INVESTMENT SECURITIES – 99.0%		$1,708,493
(Cost: $1,700,829)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.0%		17,505
NET ASSETS – 100.0%		$1,725,998

Notes to Schedule of Investments

(A) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2014, the total value of these securities amounted to $175,761 or 10.2% of net assets.

(B) All or a portion of the security position has been pledged as collateral on open futures contracts.

(C) Rate shown is the yield to maturity at September 30, 2014.

(D) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2014. Date shown represents the date that the variable rate resets.

The following futures contracts were outstanding at September 30, 2014 (contracts unrounded):

Description	Type	Expiration Date	Number of Contracts	Market Value	Unrealized Appreciation
U.S. 10-Year Treasury Note	Short	12–31–14	405	$ (50,479)	$296
U.S. 2-Year Treasury Note	Short	1–6–15	681	(149,033)	9
U.S. 5-Year Treasury Note	Short	1–6–15	2,041	(241,364)	603
				$(440,876)	$908

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2014. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Corporate Debt Securities	$ —	$1,295,005	$ —
Municipal Bonds	—	7,908	—
United States Government Agency Obligations	—	205,297	1,262
United States Government Obligations	—	86,809	—
Short-Term Securities	—	112,212	—
Total	$ —	$1,707,231	$ 1,262
Futures Contracts	$ 908	$ —	$ —

During the period ended September 30, 2014, securities totaling $28,544 were transferred from Level 3 to Level 2 due to the increased availability of observable market data due to increased market activity or information for these securities, and securities totaling $1,352 were transferred from Level 2 to Level 3 due to the lack of observable market data due to decreased market activity or information for these securities.

The following acronyms are used throughout this schedule:

CMO = Collateralized Mortgage Obligation
GTD = Guaranteed
REMIC = Real Estate Mortgage Investment Conduit

See Accompanying Notes to Financial Statements.

Ivy Managed International Opportunities Fund ALL DATA IS AS OF SEPTEMBER 30, 2014 (UNAUDITED)

Ivy Managed International Opportunities Fund

Ivy Emerging Markets Equity Fund, Class I	40.0%
Ivy International Core Equity Fund, Class I	20.4%
Ivy International Growth Fund, Class I	19.9%
Ivy Global Income Allocation Fund, Class I	10.1%
Ivy European Opportunities Fund, Class I	9.5%
Cash and Cash Equivalents	0.1%

Ivy Managed International Opportunities Fund (in thousands) SEPTEMBER 30, 2014 (UNAUDITED)

AFFILIATED MUTUAL FUNDS	Shares	Value
Ivy Emerging Markets Equity Fund, Class I	6,231	$ 98,203
Ivy European Opportunities Fund, Class I	803	23,264
Ivy Global Income Allocation Fund, Class I	1,587	24,749
Ivy International Core Equity Fund, Class I	2,568	50,102
Ivy International Growth Fund, Class I	1,178	48,953
TOTAL AFFILIATED MUTUAL FUNDS – 99.9%		**$245,271**

(Cost: $175,305)

SHORT-TERM SECURITIES – 0.2%	Principal	Value
Master Note		
Toyota Motor Credit Corp., 0.102%, 10–7–14 (A)	$414	$ 414

(Cost: $414)

TOTAL INVESTMENT SECURITIES – 100.1%	**$245,685**

(Cost: $175,719)

LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.1%)	**(162)**
NET ASSETS – 100.0%	**$245,523**

Notes to Schedule of Investments

(A)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2014. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2014. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Affiliated Mutual Funds	$245,271	$ —	$ —
Short-Term Securities	—	414	—
Total	$245,271	$ 414	$ —

As of September 30, 2014, there were no transfers between Level 1 and 2 during the period.

See Accompanying Notes to Financial Statements.

Asset Allocation

Stocks	**95.4%**
Health Care	27.9%
Information Technology	19.4%
Consumer Discretionary	15.9%
Industrials	13.3%
Financials	6.8%
Energy	6.2%
Consumer Staples	3.4%
Telecommunication Services	2.5%
Cash and Cash Equivalents	**4.6%**

Lipper Rankings

Category: Lipper Small-Cap Growth Funds	Rank	Percentile
1 Year	395/526	75
3 Year	125/461	28
5 Year	243/410	60

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector
Move, Inc.	Information Technology
Quidel Corp.	Health Care
Rentrak Corp.	Consumer Discretionary
Callidus Software, Inc.	Information Technology
Repligen Corp.	Health Care
Spectranetics Corp. (The)	Health Care
Enanta Pharmaceuticals, Inc.	Health Care
RigNet, Inc.	Energy
NCI Building Systems, Inc.	Industrials
ZS Pharma, Inc.	Health Care

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Ivy Micro Cap Growth Fund *(in thousands)* SEPTEMBER 30, 2014 (UNAUDITED)

COMMON STOCKS	Shares	Value
Alternative Carriers – 0.9%		
inContact, Inc. (A)	227	$ 1,975
Apparel Retail – 0.9%		
Christopher & Banks Corp. (A)	214	2,117
Apparel, Accessories & Luxury Goods – 1.3%		
Movado Group, Inc.	89	2,939
Application Software – 3.1%		
Callidus Software, Inc. (A)	352	4,228
Datawatch Corp. (A)	107	1,099
Materialise N.V. ADR (A)	109	1,218
Sapiens International Corp. N.V. (A)	79	585
		7,130
Asset Management & Custody Banks – 1.8%		
Actua Corp. (A)	125	1,994
Hannon Armstrong Sustainable Infrastructure Capital, Inc.	137	1,886
		3,880
Biotechnology – 10.9%		
Acceleron Pharma, Inc. (A)	49	1,488
Ardelyx, Inc. (A)	115	1,628
Argos Therapeutics, Inc. (A)	139	1,395
Auspex Pharmaceuticals, Inc. (A)	124	3,178
Cara Therapeutics, Inc. (A)	170	1,424
Concert Pharmaceuticals, Inc. (A)	174	2,192
Enanta Pharmaceuticals, Inc. (A)	94	3,704
NewLink Genetics Corp. (A)	75	1,615
Repligen Corp. (A)	198	3,932
Synergy Pharmaceuticals, Inc. (A)	249	693
Vanda Pharmaceuticals, Inc. (A)	189	1,959
Verastem, Inc. (A)	174	1,486
		24,694
Broadcasting – 0.5%		
Entravision Communications Corp.	261	1,032
Building Products – 2.5%		
Builders FirstSource, Inc. (A)	397	2,166
NCI Building Systems, Inc. (A)	176	3,422
		5,588
Communications Equipment – 2.0%		
Applied Optoelectronics, Inc. (A)	36	580
Ruckus Wireless, Inc. (A)	174	2,322
ShoreTel, Inc. (A)	249	1,659
		4,561
Construction & Engineering – 0.8%		
Orion Marine Group, Inc. (A)	192	$1,912
Construction Machinery & Heavy Trucks – 1.5%		
Commercial Vehicle Group, Inc. (A)	101	627
Wabash National Corp. (A)	208	2,766
		3,393
Diversified Banks – 1.0%		
Square 1 Financial, Inc., Class A (A)	121	2,333
Education Services – 1.0%		
2U, Inc. (A)	147	2,285
Electrical Components & Equipment – 2.6%		
Enphase Energy, Inc. (A)	153	2,297
LSI Industries, Inc.	138	837
Orion Energy Systems, Inc. (A)	275	1,472
TCP International Holdings Ltd. (A)	182	1,383
		5,989
Electronic Equipment & Instruments – 0.8%		
CUI Global, Inc. (A)	236	1,707
Food Distributors – 0.5%		
Chefs' Warehouse Holdings LLC (The) (A)	73	1,187
Food Retail – 0.8%		
Natural Grocers by Vitamin Cottage, Inc. (A)	110	1,789
Health Care Equipment – 4.4%		
Cardiovascular Systems, Inc. (A)	98	2,318
K2M Group Holdings, Inc. (A)	115	1,654
Oxford Immunotec Global plc (A)	139	2,115
Rockwell Medical, Inc. (A)	179	1,636
Sunshine Heart, Inc. (A)	203	1,145
Veracyte, Inc. (A)	107	1,042
		9,910
Health Care Facilities – 1.0%		
Surgical Care Affiliates, Inc. (A)	84	2,235
Health Care Supplies – 4.0%		
Quidel Corp. (A)	168	4,512
Spectranetics Corp. (The) (A)	141	3,754
TearLab Corp. (A)	250	849
		9,115
Health Care Technology – 2.1%		
HealthStream, Inc. (A)	75	$ 1,806
Imprivata, Inc. (A)	185	2,875
		4,681
Home Entertainment Software – 0.7%		
Glu Mobile, Inc. (A)	292	1,508
Homebuilding – 0.7%		
M/I Homes, Inc. (A)	81	1,601
Homefurnishing Retail – 0.7%		
Kirkland's, Inc. (A)	98	1,571
Hotels, Resorts & Cruise Lines – 0.5%		
Morgans Hotel Group Co. (A)	142	1,149
Integrated Telecommunication Services – 0.9%		
Global Telecom & Technology, Inc. (A)	187	2,230
Internet Software & Services – 7.1%		
Amber Road, Inc. (A)	179	3,100
Boingo Wireless, Inc. (A)	135	959
Borderfree, Inc. (A)	162	2,083
ChannelAdvisor Corp. (A)	62	1,023
Move, Inc. (A)	241	5,052
Q2 Holdings, Inc. (A)	85	1,189
SPS Commerce, Inc. (A)	52	2,774
		16,180
Investment Banking & Brokerage – 1.2%		
Marcus & Millichap, Inc. (A)	89	2,702
IT Consulting & Other Services – 1.0%		
Virtusa Corp. (A)	66	2,336
Leisure Products – 3.2%		
Arctic Cat, Inc.	67	2,340
Malibu Boats, Inc., Class A (A)	115	2,137
Nautilus Group, Inc. (The) (A)	227	2,720
		7,197
Marine – 0.7%		
Baltic Trading Ltd.	390	1,613
Movies & Entertainment – 2.0%		
Rentrak Corp. (A)	73	4,418
Office REITs – 0.7%		
City Office REIT, Inc.	117	1,585
Office Services & Supplies – 2.4%		
ARC Document Solutions, Inc. (A)	386	3,123
CyrusOne, Inc.	97	2,334
		5,457
Oil & Gas Drilling – 1.2%		
Pioneer Drilling Co. (A)	186	2,605

Ivy Micro Cap Growth Fund (in thousands) SEPTEMBER 30, 2014 (UNAUDITED)

COMMON STOCKS (Continued)	Shares	Value
Oil & Gas Equipment & Services – 3.4%		
Basic Energy Services, Inc. (A)	104	$ 2,247
RigNet, Inc. (A)	87	3,515
Willbros Group, Inc. (A)	257	2,137
		7,899
Oil & Gas Exploration & Production – 1.6%		
Emerald Oil, Inc. (A)	319	1,961
Triangle Petroleum Corp. (A)	140	1,546
		3,507
Packaged Foods & Meats – 0.9%		
Inventure Foods, Inc. (A)	158	2,046
Personal Products – 1.2%		
Inter Parfums, Inc.	101	2,775
Pharmaceuticals – 5.5%		
Aerie Pharmaceuticals, Inc. (A)	157	3,242
Intersect ENT, Inc. (A)	117	1,809
Intra-Cellular Therapies, Inc. (A)	106	1,453
Pernix Therapeutics Holdings, Inc. (A)	333	2,560
ZS Pharma, Inc. (A)	85	3,315
		12,379
Restaurants – 4.1%		
Chuy's Holdings, Inc. (A)	94	2,949
Del Frisco's Restaurant Group, Inc. (A)	130	2,482
Red Robin Gourmet Burgers, Inc. (A)	32	1,832
Zoe's Kitchen, Inc. (A)	70	2,138
		9,401
Semiconductor Equipment – 1.1%		
Nanometrics, Inc. (A)	87	1,306
Ultra Clean Holdings, Inc. (A)	127	1,132
		2,438

COMMON STOCKS (Continued)	Shares	Value
Semiconductors – 0.5%		
Exar Corp. (A)	119	$ 1,063
Specialized REITs – 1.0%		
Ashford Hospitality Prime, Inc.	147	2,239
Specialty Stores – 1.0%		
Build-A-Bear Workshop, Inc. (A)	176	2,296
Systems Software – 2.5%		
A10 Networks, Inc. (A)	141	1,284
CyberArk Software Ltd. (A)	12	368
Mavenir Systems, Inc. (A)	141	1,766
TubeMogul, Inc. (A)	187	2,149
		5,567
Technology Hardware, Storage & Peripherals – 0.6%		
Datalink Corp. (A)	130	1,377
Thrifts & Mortgage Finance – 0.4%		
PennyMac Financial Services, Inc., Class A (A)	67	979
Trading Companies & Distributors – 1.0%		
Stock Building Supply Holdings, Inc. (A)	138	2,160
Trucking – 1.8%		
Celadon Group, Inc.	43	832
Marten Transport Ltd.	94	1,679
Roadrunner Transportation Systems, Inc. (A)	69	1,573
		4,084
Wireless Telecommunication Service – 0.7%		
RingCentral, Inc., Class A (A)	122	1,551
TOTAL COMMON STOCKS – 94.7%		**$214,365**
(Cost: $196,478)		

INVESTMENT FUNDS	Shares	Value
Registered Investment Companies – 0.7%		
iShares Russell 2000 Growth Index Fund	12	$ 1,556
TOTAL INVESTMENT FUNDS – 0.7%		**$ 1,556**
(Cost: $1,589)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper – 2.8%		
GlaxoSmithKline Finance plc (GTD by GlaxoSmithKline plc), 0.090%, 10–21–14 (B)	$5,000	5,000
Sonoco Products Co., 0.170%, 10–1–14 (B)	1,380	1,380
		6,380
Master Note – 1.6%		
Toyota Motor Credit Corp., 0.102%, 10–7–14 (C)	3,531	3,531
TOTAL SHORT-TERM SECURITIES – 4.4%		**$ 9,911**
(Cost: $9,911)		
TOTAL INVESTMENT SECURITIES – 99.8%		**$225,832**
(Cost: $207,978)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.2%		**415**
NET ASSETS – 100.0%		**$226,247**

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Rate shown is the yield to maturity at September 30, 2014.

(C)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2014. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2014. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$214,365	$ —	$ —
Investment Funds	1,556	—	—
Short-Term Securities	—	9,911	—
Total	$215,921	$ 9,911	$ —

As of September 30, 2014, there were no transfers between Level 1 and 2 during the period.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed
REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.

Asset Allocation

Stocks	**98.1%**
Consumer Discretionary	22.6%
Information Technology	19.0%
Health Care	17.9%
Industrials	16.2%
Financials	8.4%
Consumer Staples	6.2%
Energy	6.1%
Materials	1.7%
Cash and Cash Equivalents	**1.9%**

Lipper Rankings

Category: Lipper Mid-Cap Growth Funds	Rank	Percentile
1 Year	264/421	63
3 Year	254/370	69
5 Year	187/332	57
10 Year	44/226	20

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector
Northern Trust Corp.	Financials
Electronic Arts, Inc.	Information Technology
Intuitive Surgical, Inc.	Health Care
Microchip Technology, Inc.	Information Technology
Mead Johnson Nutrition Co.	Consumer Staples
Fastenal Co.	Industrials
Ulta Salon, Cosmetics & Fragrance, Inc.	Consumer Discretionary
LKQ Corp.	Consumer Discretionary
Ross Stores, Inc.	Consumer Discretionary
Hain Celestial Group, Inc. (The)	Consumer Staples

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Ivy Mid Cap Growth Fund *(in thousands)* SEPTEMBER 30, 2014 (UNAUDITED)

COMMON STOCKS	Shares	Value
Air Freight & Logistics – 2.1%		
Expeditors International of Washington, Inc.	2,445	$ 99,200
Apparel Retail – 6.1%		
DSW, Inc., Class A	1,516	45,652
Limited Brands, Inc.	1,047	70,123
Ross Stores, Inc.	1,317	99,503
Urban Outfitters, Inc. (A)	2,178	79,932
		295,210
Apparel, Accessories & Luxury Goods – 2.6%		
Burberry Group plc (B)	2,268	55,556
Carter's, Inc.	935	72,479
		128,035
Application Software – 2.2%		
ANSYS, Inc. (A)	738	55,879
Solera Holdings, Inc.	887	49,991
		105,870
Asset Management & Custody Banks – 3.4%		
Northern Trust Corp.	1,947	132,453
Oaktree Capital Group LLC	646	33,013
		165,466
Auto Parts & Equipment – 1.2%		
Gentex Corp.	2,194	58,721
Biotechnology – 4.7%		
ACADIA Pharmaceuticals, Inc. (A)	1,030	25,497
Alkermes plc (A)	1,056	45,263
BioMarin Pharmaceutical, Inc. (A)	840	60,580
Incyte Corp. (A)	525	25,765
Medivation, Inc. (A)	740	73,147
		230,252
Building Products – 2.0%		
Fortune Brands Home & Security, Inc.	2,306	94,786
Communications Equipment – 1.9%		
F5 Networks, Inc. (A)	774	91,873
Construction & Engineering – 0.9%		
Jacobs Engineering Group, Inc. (A)	933	45,527
Construction Machinery & Heavy Trucks – 2.0%		
Allison Transmission Holdings, Inc.	1,013	28,870
Joy Global, Inc.	1,201	65,521
		94,391
Data Processing & Outsourced Services –3.1%		
Alliance Data Systems Corp. (A)	250	62,039
Vantiv, Inc., Class A (A)	2,686	83,004
		145,043
Department Stores – 1.5%		
Nordstrom, Inc.	1,080	$ 73,864
Distillers & Vintners – 1.0%		
Brown-Forman Corp., Class B	535	48,258
Distributors – 2.1%		
LKQ Corp. (A)	3,748	99,651
Electrical Components & Equipment – 1.4%		
Polypore International, Inc. (A)	1,722	67,004
Electronic Equipment & Instruments – 1.2%		
FLIR Systems, Inc.	1,809	56,682
Environmental & Facilities Services – 1.5%		
Stericycle, Inc. (A)	625	72,826
Fertilizers & Agricultural Chemicals – 1.0%		
Scotts Miracle-Gro Co. (The)	845	46,494
Health Care Distributors – 1.5%		
Henry Schein, Inc. (A)	616	71,789
Health Care Equipment – 4.2%		
Intuitive Surgical, Inc. (A)	264	122,073
Varian Medical Systems, Inc. (A)	1,067	85,497
		207,570
Health Care Facilities – 0.9%		
Acadia Healthcare Co., Inc. (A)	900	43,665
Health Care Supplies – 2.8%		
Align Technology, Inc. (A)	1,205	62,253
DENTSPLY International, Inc.	1,560	71,150
		133,403
Health Care Technology – 0.8%		
Cerner Corp. (A)	653	38,925
Home Entertainment Software – 2.7%		
Electronic Arts, Inc. (A)	3,682	131,112
Hotels, Resorts & Cruise Lines – 1.3%		
Norwegian Cruise Line Holdings Ltd. (A)	1,708	61,535
Industrial Machinery – 1.8%		
Flowserve Corp.	1,212	85,477
Internet Software & Services – 2.9%		
Pandora Media, Inc. (A)	3,824	92,393
WebMD Health Corp., Class A (A)	1,156	48,323
		140,716
IT Consulting & Other Services – 1.5%		
Teradata Corp. (A)	1,768	$ 74,121
Leisure Products – 1.6%		
Mattel, Inc.	2,468	75,652
Managed Health Care – 1.3%		
Humana, Inc.	465	60,533
Oil & Gas Equipment & Services – 1.0%		
Dril-Quip, Inc. (A)	527	47,127
Oil & Gas Exploration & Production – 5.1%		
Cabot Oil & Gas Corp.	2,027	66,269
Continental Resources, Inc. (A)	1,264	84,033
Oasis Petroleum LLC (A)	920	38,481
Southwestern Energy Co. (A)	1,749	61,127
		249,910
Packaged Foods & Meats – 4.3%		
Hain Celestial Group, Inc. (The) (A)	971	99,400
Mead Johnson Nutrition Co.	1,139	109,586
		208,986
Personal Products – 0.9%		
Coty, Inc., Class A	2,716	44,956
Pharmaceuticals – 1.7%		
Zoetis, Inc.	2,192	81,007
Regional Banks – 4.7%		
First Republic Bank	1,883	92,985
Signature Bank (A)	866	96,992
UMB Financial Corp.	658	35,876
		225,853
Research & Consulting Services – 2.4%		
CoStar Group, Inc. (A)	312	48,545
Verisk Analytics, Inc., Class A (A)	1,210	73,701
		122,246
Restaurants – 3.0%		
Dunkin' Brands Group, Inc.	1,904	85,321
Panera Bread Co., Class A (A)	362	58,921
		144,242
Semiconductors – 2.4%		
Microchip Technology, Inc.	2,428	114,686
Specialized Finance – 0.3%		
CME Group, Inc.	178	14,240
Specialty Chemicals – 0.7%		
Valspar Corp. (The)	446	35,216

Ivy Mid Cap Growth Fund *(in thousands)* SEPTEMBER 30, 2014 (UNAUDITED)

COMMON STOCKS (Continued)	Shares	Value
Specialty Stores – 3.2%		
Tiffany & Co.	543	$ 52,295
Ulta Salon, Cosmetics & Fragrance, Inc. (A)	859	101,565
		153,860
Systems Software – 1.1%		
ServiceNow, Inc. (A)	885	52,017
Trading Companies & Distributors – 2.1%		
Fastenal Co.	2,330	104,636
TOTAL COMMON STOCKS – 98.1%		**$4,742,633**
(Cost: $4,041,348)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper – 2.4%		
Air Products and Chemicals, Inc., 0.100%, 10–27–14 (C)	$ 3,000	3,000
Army & Air Force Exchange Service, 0.100%, 11–10–14 (C)	4,000	4,000
Baxter International, Inc., 0.250%, 10–8–14 (C)	5,000	5,000
BMW U.S. Capital LLC (GTD by BMW AG), 0.090%, 10–10–14 (C)	10,000	9,999
Clorox Co. (The), 0.200%, 10–1–14 (C)	$ 7,700	$ 7,700
CVS Caremark Corp., 0.200%, 10–1–14 (C)	5,592	5,592
Diageo Capital plc (GTD by Diageo plc), 0.250%, 10–9–14 (C)	2,000	2,000
DTE Energy Co. (GTD by Detroit Edison Co.), 0.200%, 10–27–14 (C)	4,000	3,999
General Mills, Inc.:		
0.170%, 10–6–14 (C)	10,000	10,000
0.230%, 10–27–14 (C)	13,050	13,047
Illinois Tool Works, Inc., 0.070%, 10–1–14 (C)	3,000	3,000
John Deere Canada ULC (GTD by Deere & Co.), 0.080%, 10–20–14 (C)	10,000	10,000
Kellogg Co., 0.170%, 10–6–14 (C)	10,000	10,000
McCormick & Co., Inc., 0.110%, 10–1–14 (C)	10,000	9,999
PACCAR Financial Corp. (GTD by PACCAR, Inc.), 0.080%, 10–23–14 (C)	10,000	9,999
St. Jude Medical, Inc., 0.170%, 10–6–14 (C)	9,750	9,750
		117,085
United States Government Agency Obligations – 0.1%		
Overseas Private Investment Corp. (GTD by U.S. Government):		
0.110%, 10–7–14 (D)	$4,985	$ 4,986
0.110%, 10–7–14 (D)	910	910
		5,896
TOTAL SHORT-TERM SECURITIES – 2.5%		**$ 122,981**
(Cost: $122,982)		
TOTAL INVESTMENT SECURITIES – 100.6%		**$4,865,614**
(Cost: $4,164,330)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.6%)		**(27,503)**
NET ASSETS – 100.0%		**$4,838,111**

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Listed on an exchange outside the United States.

(C)Rate shown is the yield to maturity at September 30, 2014.

(D)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2014. Date shown represents the date that the variable rate resets.

The following written options were outstanding at September 30, 2014 (contracts and exercise prices unrounded):

Underlying Security	Counterparty, if OTC	Type	Number of Contracts	Expiration Month	Exercise Price	Premium Received	Value
Pandora Media, Inc.	Citibank N.A.	Put	4,095	October 2014	$23.00	$303	$(233)

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2014. See Note 2 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$4,742,633	$ —	$ —
Short-Term Securities	—	122,981	—
Total	$4,742,633	$122,981	$ —
Liabilities			
Written Options	$ —	$ 233	$ —

As of September 30, 2014, there were no transfers between Level 1 and 2 during the period.

The following acronym is used throughout this schedule:

GTD = Guaranteed
OTC = Over The Counter

See Accompanying Notes to Financial Statements.

Asset Allocation

Corporate Obligations	**69.5%**
Notes	29.8%
Commercial Paper	27.3%
Certificate Of Deposit	12.4%
Municipal Obligations	**25.5%**
United States Government and Government Agency Obligations	**4.9%**
Cash and Other Assets, Net of Liabilities	**0.1%**

Lipper Rankings

Category: Lipper Money Market Funds	Rank	Percentile
1 Year	29/218	14
3 Year	32/211	16
5 Year	23/197	12
10 Year	82/168	49

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Ivy Money Market Fund (in thousands) SEPTEMBER 30, 2014 (UNAUDITED)

CORPORATE OBLIGATIONS	Principal	Value
Certificate Of Deposit		
Banco del Estado de Chile, 0.200%, 1–28–15	$ 250	$ 250
Bank of America N.A.:		
0.200%, 11–12–14	1,600	1,600
0.200%, 12–16–14	2,500	2,500
0.200%, 1–22–15	3,700	3,700
Citibank N.A.:		
0.170%, 10–1–14	1,000	1,000
0.190%, 11–24–14	1,250	1,250
0.180%, 12–8–14	5,750	5,750
JPMorgan Chase Bank N.A., 0.350%, 2–3–15	1,000	1,000
Toyota Motor Credit Corp., 0.200%, 10–25–14 (A)	4,000	4,000
Total Certificate Of Deposit – 12.4%		**21,050**
Commercial Paper		
Corporacion Andina de Fomento:		
0.150%, 10–9–14 (B)	1,000	1,000
0.150%, 10–14–14 (B)	750	750
0.140%, 11–17–14 (B)	1,000	1,000
Essilor International S.A., 0.130%, 12–10–14 (B)	3,200	3,199
GlaxoSmithKline Finance plc (GTD by GlaxoSmithKline plc):		
0.140%, 10–2–14 (B)	1,500	1,500
0.130%, 10–28–14 (B)	4,250	4,249
ICICI Bank Ltd. (GTD by Wells Fargo Bank N.A.):		
0.190%, 10–7–14 (B)	750	750
0.180%, 10–27–14 (B)	3,150	3,149
0.190%, 11–3–14 (B)	2,300	2,299
0.190%, 11–4–14 (B)	350	350
0.210%, 11–26–14 (B)	400	400
0.430%, 12–16–14 (B)	750	750
J.M. Smucker Co. (The), 0.210%, 10–1–14 (B)	825	825
River Fuel Co. #2, Inc. (GTD by Bank of Nova Scotia), 0.190%, 10–31–14 (B)	4,000	3,999
River Fuel Funding Co. #3, Inc. (GTD by Bank of Nova Scotia):		
0.160%, 10–15–14 (B)	1,000	1,000
0.190%, 10–31–14 (B)	1,000	1,000
River Fuel Trust #1 (GTD by Bank of Nova Scotia), 0.180%, 10–31–14 (B)	2,438	2,438
Sonoco Products Co., 0.170%, 10–1–14 (B)	772	772
St. Jude Medical, Inc.:		
0.160%, 10–2–14 (B)	500	500
0.170%, 10–6–14 (B)	1,250	1,250
0.210%, 10–24–14 (B)	1,500	1,500
0.210%, 11–20–14 (B)	2,500	2,499
0.250%, 12–17–14 (B)	2,600	2,599
Wisconsin Electric Power Co.:		
0.160%, 10–1–14 (B)	950	950
0.170%, 10–2–14 (B)	500	500
0.170%, 10–6–14 (B)	2,850	2,850
Wisconsin Gas LLC:		
0.110%, 10–2–14 (B)	$3,250	$ 3,250
0.110%, 10–3–14 (B)	800	800
Total Commercial Paper – 27.3%		**46,128**
Notes		
American Honda Finance Corp.:		
0.230%, 12–5–14 (A)	6,650	6,650
3.500%, 3–16–15	250	254
Banco del Estado de Chile:		
0.320%, 10–1–14 (A)	2,000	2,000
0.350%, 10–22–14 (A)	4,400	4,400
0.380%, 12–21–14 (A)	1,700	1,700
Bank of Nova Scotia (The):		
0.230%, 10–1–14 (A)	1,450	1,450
0.240%, 10–5–14 (A)	2,000	2,000
0.220%, 10–23–14 (A)	2,000	2,000
0.220%, 10–23–14 (A)	1,400	1,400
3.400%, 1–22–15	1,356	1,369
Baxter International, Inc., 0.400%, 12–11–14 (A)	2,050	2,051
BHP Billiton Finance (USA) Ltd., 1.000%, 2–24–15	1,140	1,143
BHP Billiton Finance (USA) Ltd. (GTD by BHP Billiton Ltd.), 1.125%, 11–21–14	1,747	1,749
Caterpillar Financial Services Corp.:		
1.125%, 12–15–14	570	571
1.050%, 3–26–15	250	251
Caterpillar, Inc., 0.950%, 6–26–15	713	716
General Electric Capital Corp.:		
0.600%, 10–1–14 (A)	500	501
1.000%, 10–30–14 (A)	500	501
1.000%, 12–23–14 (A)	800	806
John Deere Capital Corp., 0.330%, 10–8–14 (A)	300	300
JPMorgan Chase & Co.:		
0.350%, 10–22–14 (A)	1,250	1,250
0.350%, 12–8–14 (A)	3,550	3,550
Rabobank Nederland:		
0.250%, 10–13–14 (A)	2,200	2,200
0.280%, 11–12–14 (A)	1,000	1,000
Toyota Motor Credit Corp.:		
0.400%, 10–23–14 (A)	500	501
0.400%, 12–5–14 (A)	250	250
U.S. Bank National Association, 0.290%, 11–28–14 (A)	2,000	2,001
Wells Fargo & Co., 1.250%, 2–13–15	1,000	1,003
Wells Fargo Bank N.A.:		
0.280%, 10–20–14 (A)	1,600	1,600
0.320%, 10–20–14 (A)	2,000	2,000
0.320%, 12–10–14 (A)	1,500	1,500
0.320%, 12–15–14 (A)	$1,800	$ 1,800
Total Notes – 29.8%		**50,467**
TOTAL CORPORATE OBLIGATIONS – 69.5%		**$117,645**
(Cost: $117,645)		

MUNICIPAL OBLIGATIONS	Principal	Value
California – 1.8%		
CA GO Bonds, Ser 2005A3 (GTD by Bank of America N.A.), 0.060%, 10–7–14 (A)	1,570	1,570
CA Statewide Cmnty Dev Auth, Multifam Hsng Rev Bonds (Wyndover Apts), Ser 2004 LL (GTD by U.S. Government), 0.060%, 10–7–14 (A)	700	700
Fremont (Alameda Cnty, CA), Fremont Public Fin Auth (GTD by U.S. Bank N.A.), 0.040%, 10–7–14 (A)	775	775
		3,045
Colorado – 2.2%		
Castle Rock, CO, Cert of Part, Ser 2008 (GTD by Wells Fargo Bank N.A.), 0.070%, 10–7–14 (A)	750	750
CO Hsng and Fin Auth, Multifam Hsng Rev Bonds (Greentree Vlg Apts Proj), Ser 2007 (GTD by U.S. Bank N.A.), 0.070%, 10–7–14 (A)	2,700	2,700
Sheridan Redev Agy CO Tax, Var Rfdg S Santa Fe Dr Corridor Redev PJ, Ser A-1 (GTD by JPMorgan Chase & Co.), 0.200%, 10–7–14 (A)	250	250
		3,700
Georgia – 3.9%		
Dev Auth of Monroe Cty, Pollutn Ctl Rev Bonds (GA Power Co. Plant Scherer Proj), First Ser 2008 (GTD by Georgia Power Co.), 0.040%, 10–1–14 (A)	1,618	1,618
Muni Elec Auth GA, Gen Resolution Proj Bond Anticipation Notes, Ser A (Taxable), (GTD by Wells FargoBank N.A.), 0.150%, 10–27–14	4,000	4,000

Ivy Money Market Fund *(in thousands)* SEPTEMBER 30, 2014 (UNAUDITED)

MUNICIPAL OBLIGATIONS (Continued)	Principal	Value
Georgia (Continued)		
Muni Elec Auth GA, Gen Resolution Proj Bond Anticipation Notes, Ser B (Taxable), (GTD by TD Bank), 0.130%, 11–4–14	$1,065	$1,065
		6,683
Kansas – 2.2%		
Univ of KS Hosp Auth, Var Rate Demand Hlth Fac Rev Bonds (KU Hlth Sys), Ser 2004, 0.040%, 10–1–14 (A)	3,640	3,640
Louisiana – 2.3%		
LA Pub Fac Auth, Rev Bonds (Air Products and Chemicals Proj), Ser 2008A (GTD by Air Products and Chemicals, Inc.), 0.050%, 10–1–14 (A)	2,911	2,911
Parish of St. Bernard, LA, Exempt Fac Rev Bonds (Mobil Oil Corp. Proj), Ser 1996 (GTD by Exxon Mobil Corp.), 0.030%, 10–1–14 (A)	1,000	1,000
		3,911
Maryland – 1.1%		
MD Hlth and Higher Edu Fac Auth Rev Bonds, Anne Arundel Hlth Sys Issue, Ser 2009A (GTD by Toronto Dominion Bank), 0.120%, 10–7–14 (A)	1,915	1,915
Michigan – 0.9%		
MI Strategic Fund, Var Rate Demand Ltd. Oblig Rev Bonds (Air Products and Chemicals, Inc. Proj), Ser 2007 (GTD by Bank of New York (The)), 0.050%, 10–1–14 (A)	1,500	1,500
Mississippi – 1.0%		
MS Business Fin Corp., Gulf Opp Zone Indl Dev Rev Bonds (Chevron USA, Inc. Proj), Ser 2007B (GTD by Chevron Corp.), 0.030%, 10–1–14 (A)	700	700
MS Business Fin Corp., Gulf Opp Zone Indl Dev Rev Bonds (Chevron USA, Inc. Proj), Ser 2007D (GTD by Chevron Corp.), 0.030%, 10–1–14 (A)	210	210
Mississippi (Continued)		
MS Business Fin Corp., Gulf Opp Zone Indl Dev Var Rev Bonds (Chevron USA, Inc. Proj), Ser E (GTD by Chevron Corp.), 0.040%, 10–1–14 (A)	$ 812	$ 812
		1,722
Missouri – 0.6%		
Kansas City, MO, Var Rate Demand Taxable Spl Oblig Rfdg Bonds (President Hotel Redev Proj), Ser 2009B (GTD by JPMorgan Chase & Co.), 0.110%, 10–7–14 (A)	950	950
New Jersey – 0.7%		
Trap Rock Industries, Inc., Var Demand Bonds, Ser 2005 (GTD by Wachovia Bank N.A.), 0.150%, 10–7–14 (A)	1,100	1,100
New York – 1.6%		
NY Hsng Fin Agy, Related-Caroline Apt Hsng Rev Bonds, Ser 2008A (GTD by Federal Home Loan Mortgage Corp.), 0.050%, 10–7–14 (A)	2,000	2,000
NY State Hsng Fin Agy, Maestro West Chelsea Hsng Rev Bonds, Ser 2014A, 0.040%, 10–7–14 (A)	500	500
NYC GO Bonds, Fiscal 2006 Ser E (GTD by Bank of America N.A.), 0.040%, 10–7–14 (A)	261	261
		2,761
Ohio – 0.7%		
Columbus Rgnl Arpt Auth, Cap Funding Rev Bonds (OASBO Expanded Asset Pooled Fin Prog), Sr Ser 2006, 0.040%, 10–7–14 (A)	1,200	1,200
Tennessee – 0.4%		
Johnson City, TN Hlth and Edu Fac, Hosp Rev Bonds (Mountain States Hlth Alliance), Ser 2013A (GTD by U.S. Bank N.A.), 0.040%, 10–7–14 (A)	760	760
Texas – 4.5%		
Harris Cnty Hosp Dist, Sr Lien Rfdg Rev Bonds, Ser 2010 (GTD by JPMorgan Chase & Co.), 0.040%, 10–7–14 (A)	2,340	2,340
Texas (Continued)		
Port Arthur Nav Dist Indl Dev Corp., Exempt Fac Var Rate Rev Bnds (Air Prdts Proj), Ser 2005 (GTD by Air Products and Chemicals, Inc.), 0.050%, 10–1–14 (A)	$2,925	$ 2,925
Port Arthur Nav Dist Indl Dev Corp., Exempt Fac Var Rate Rev Bnds (Air Prdts Proj), Ser 2006 (GTD by Air Products and Chemicals, Inc.), 0.050%, 10–1–14 (A)	2,300	2,300
		7,565
Wyoming – 1.6%		
Uinta Cnty, WY, Pollutn Ctl Rfdg Rev Bonds (Chevron USA, Inc. Proj), Ser 1992 (GTD by Chevron Corp.), 0.040%, 10–1–14 (A)	2,783	2,783
TOTAL MUNICIPAL OBLIGATIONS – 25.5%		**$ 43,235**
(Cost: $43,235)		

UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS	Principal	Value
United States Government Agency Obligations		
Overseas Private Investment Corp. (GTD by U.S. Government):		
0.110%, 10–1–14 (A)	2,000	2,000
0.110%, 10–3–14 (A)	2,254	2,254
0.110%, 10–7–14 (A)	1,333	1,333
0.110%, 10–7–14 (A)	1,000	1,000
0.110%, 10–7–14 (A)	750	750
0.110%, 10–7–14 (A)	500	500
Totem Ocean Trailer Express, Inc. (GTD by U.S. Government), 0.480%, 10–15–14 (A)	423	424
Total United States Government Agency Obligations – 4.9%		**8,261**
TOTAL UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS – 4.9%		**$ 8,261**
(Cost: $8,261)		
TOTAL INVESTMENT SECURITIES – 99.9%		**$169,141**
(Cost: $169,141)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.1%		**207**
NET ASSETS – 100.0%		**$169,348**

Ivy Money Market Fund *(in thousands)* SEPTEMBER 30, 2014 (UNAUDITED)

Notes to Schedule of Investments

(A)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2014. Date shown represents the date that the variable rate resets or the next demand date.

(B)Rate shown is the yield to maturity at September 30, 2014.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2014. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Corporate Obligations	$ —	$117,645	$ —
Municipal Obligations	—	43,235	—
United States Government Agency Obligations	—	8,261	—
Total	$ —	$169,141	$ —

As of September 30, 2014, there were no transfers between Level 1 and 2 during the period.

The following acronym is used throughout this schedule:

GTD = Guaranteed

See Accompanying Notes to Financial Statements.

Asset Allocation

Bonds	**88.8%**
Municipal Bonds	88.8%
Cash and Cash Equivalents	**11.2%**

Lipper Rankings

Category: Lipper General Municipal Debt Funds	Rank	Percentile
1 Year	222/263	85
3 Year	182/235	78
5 Year	116/209	56
10 Year	73/160	46

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Quality Weightings

Investment Grade	**80.6%**
AAA	3.0%
AA	32.1%
A	29.4%
BBB	16.1%
Non-Investment Grade	**8.2%**
BB	2.0%
CCC	1.0%
Non-rated	5.2%
Cash and Cash Equivalents	**11.2%**

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.

Ivy Municipal Bond Fund *(in thousands)* SEPTEMBER 30, 2014 (UNAUDITED)

MUNICIPAL BONDS	Principal	Value
Alabama – 1.5%		
The Pub Edu Bldg Auth of Tuscaloosa, Student Hsng Rev Bonds (Univ of AL Ridgecrest Residential Proj), Ser 2008, 6.750%, 7–1–33	$ 500	$ 579
The Spl Care Fac Fin Auth of Birmingham-Children's Hosp, Hlth Care Fac Rev Bonds, Ser 2009, 6.000%, 6–1–39	750	877
Water Works Board of Birmingham, AL, Water Rev Bonds, Ser 2009-A, 5.125%, 1–1–34	750	841
		2,297
Arizona – 1.5%		
AZ Cert of Part, Ser 2010A (Insured by AGM), 5.250%, 10–1–26	1,000	1,122
Rio Nuevo Multipurp Fac Dist (Tucson, AZ), Sub Lien Excise Tax Rev Bonds, Ser 2008, 6.625%, 7–15–25	500	592
Univ Med Ctr Corp. (Tucson, AZ), Hosp Rev Bonds, Ser 2009, 6.500%, 7–1–39	500	584
		2,298
California – 13.4%		
Bay Area Toll Auth, San Francisco Bay Area Toll Bridge Rev Bonds, Ser 2008 D-1 Index Rate Bonds, 0.953%, 4–1–45 (A)	1,000	1,012
Bay Area Toll Auth, San Francisco Bay Area Toll Bridge Rev Bonds, Ser 2008 G-1, 1.140%, 4–1–45 (A)	1,500	1,510
CA Cmnty Trans Rev (Installment Sale), Cert of Part (T.R.I.P. – Total Road Impvt Prog), Ser 2012B, 5.250%, 6–1–42	345	379
CA Muni Fin Auth, Cmnty Hosp of Cent CA Oblig Group Cert of Part, 5.500%, 2–1–39	460	491
CA Pollutn Ctl Fin Auth, Solid Waste Disp Rev Bonds (Republic Svc, Inc. Proj) Ser 2002B, 5.250%, 6–1–23	415	453
CA Sch Fin Auth, Charter Sch Rev Bonds (Coastal Academy Proj), Ser 2013A, 5.000%, 10–1–22	375	411
California (Continued)		
CA Statewide Cmnty Dev Auth, Insd Rev Bonds (Henry Mayo Newhall Mem Hosp), Ser 2007A, 5.000%, 10–1–37	$ 500	$ 566
CA Statewide Cmnty Dev Auth, Student Hsng Rev Bonds (Univ of CA, Irvine East Campus Apt, Phase I Rfdg-CHF-Irvine LLC), Ser 2011, 5.000%, 5–15–21	1,195	1,375
CA Various Purp GO Bonds:		
5.250%, 9–1–26	1,500	1,791
5.250%, 10–1–29	500	577
6.500%, 4–1–33	1,000	1,223
6.000%, 11–1–39	500	608
CA Various Purp GO Rfdg Bonds, 5.000%, 2–1–33	2,000	2,273
Cnty of Sacramento, Arpt Sys Sub and PFC/Grant Rev Bonds, Ser 2009, 5.125%, 7–1–25	500	569
Contra Costa Trans Auth, Sales Tax Rev Bonds (Ltd. Tax Bonds), Ltd. Tax Rfdg Bonds, Ser 2012A, 0.474%, 3–1–34 (A)	1,000	1,002
Golden State Tob Securitization Corp., Enhanced Tob Stlmt Asset-Bkd Bonds, Ser 2013A, 5.000%, 6–1–30	1,000	1,120
La Quinta Redev Proj Areas No. 1 and 2, Tax Alloc Rfdg Bonds, Ser 2014A, 5.000%, 9–1–34	750	844
Los Angeles Unif Sch Dist (Cnty of Los Angeles, CA), GO Bonds, Election of 2005, Ser 2009F, 5.000%, 1–1–34	500	568
Mountain View Shoreline Reg Park Comnty (Santa Clara Cnty, CA), Rev Bonds, Ser 2011A, 5.000%, 8–1–21	250	294
Palomar Pomerado Hlth, San Diego Cnty, CA, Cert of Part, 6.750%, 11–1–39	250	270
Redev Agy for Riverside, Interstate 215 Corridor Redev Proj Area, 2010 Tax Alloc Bonds, Ser E, 5.250%, 10–1–20	570	660
Redev Agy for Riverside, Interstate 215 Corridor Redev Proj Area, Ser 2010E, 6.000%, 10–1–25	445	528
California (Continued)		
San Jose, CA Arpt Rev Bonds, Ser 2011A-1, 5.250%, 3–1–21	$500	$ 591
Southn CA Pub Power Auth, Transmission Proj Rev Bonds (Southn Transmission Proj), Ser 2008B, 6.000%, 7–1–27	500	592
State Pub Works Board of CA, Lease Rev Bonds (Various Cap Proj), Ser 2011A:		
5.250%, 10–1–24	500	598
5.000%, 12–1–24	500	590
Upland Unif Sch Dist (San Bernardino Cnty, CA), Election of 2008 GO Bonds, Ser A, 0.000%, 8–1–31 (B)	150	75
Vernon Elec Sys Rev Bonds, Ser 2012A, 5.500%, 8–1–41	315	349
		21,319
Colorado – 2.4%		
Adams 12 Five Star Sch, Adams and Broomfield Cnty, CO Cert of Part, Ser 2008, 5.000%, 12–1–25	500	569
City and Cnty of Broomfield, CO, Rfdg Cert of Part, Ser 2010, 5.000%, 12–1–23	500	570
CO Hsng and Fin Auth, Sngl Fam Mtg Class I Bonds, Ser 2009A (Insured by FHA/VA), 5.500%, 11–1–29	335	347
Joint Sch Dist No. 28J, Adams and Arapahoe Cnty, CO, GO Bonds, Ser 2008, 6.000%, 12–1–28	500	604
Lincoln Park Metro Dist, Douglas Cnty, CO, GO Rfdg and Impvt Bonds, Ser 2008, 6.125%, 12–1–30	500	534
Platte Vly Fire Protection Dist, Weld Cnty, CO, Cert of Part, Ser 2012, 5.000%, 12–1–36	300	313
Rgnl Trans Dist, Private Activity Bonds (Denver Transit Partn Eagle P3 Proj), Ser 2010, 6.500%, 1–15–30	750	870
		3,807

Ivy Municipal Bond Fund (in thousands) SEPTEMBER 30, 2014 (UNAUDITED)

MUNICIPAL BONDS (Continued)	Principal	Value
Connecticut – 0.9%		
Cap City Econ Dev Auth, Prkg and Enrg Fee Rev Bonds, Ser 2008D, 5.000%, 6–15–22	$ 370	$ 419
CT GO Bonds, Ser 2012D, 0.960%, 9–15–19 (A)	1,000	1,012
		1,431
District Of Columbia – 1.6%		
DC GO Rfdg Bonds, Ser 2008F (Insured by BHAC), 5.000%, 6–1–19	1,000	1,150
DC Hosp Rev Bonds (Sibley Mem Hosp Issue), Ser 2009, 6.375%, 10–1–39	750	870
Metro WA Arpt Auth, Dulles Toll Road, Second Sr Lien Rev Bonds, Ser 2009C, 0.000%, 10–1–41 (B)	500	571
		2,591
Florida – 5.7%		
Brevard Cnty Hlth Fac Auth, Hlth Rev Bonds (Hlth First, Inc. Proj), Ser 2009B, 7.000%, 4–1–39	500	580
Brevard Cnty, FL, Indl Dev Rev Bonds (TUFF FL Tech Proj), Ser 2009, 6.750%, 11–1–39	500	549
Citizens Ppty Ins Corp., Sr Secured Rev Bonds, Ser 2010A-1, 5.250%, 6–1–17	400	447
Hillsborough Cnty Indl Dev Auth, Indl Dev Rev Bonds, Hlth Fac Proj (Univ Cmnty Hosp), Ser 2008A, 5.625%, 8–15–29	555	653
Hillsborough Cnty Indl Dev Auth, Indl Dev Rev Bonds, Hlth Fac Proj (Univ Cmnty Hosp), Ser 2008B, 8.000%, 8–15–32	600	796
Miami-Dade Cnty, FL, Aviation Rev Bonds, Miami Intl Arpt (Hub of the Americas), Ser 2009A, 5.500%, 10–1–36	500	574
Miami-Dade Cnty, FL, Aviation Rev Bonds, Ser 2010B, 5.000%, 10–1–23	500	573
Miami-Dade Cnty, FL, GO Bonds (Bldg Better Cmnty Prog), Ser 2008B, 6.250%, 7–1–26	500	586
Miami-Dade Cnty, FL, Water and Sewer Sys Rev Rfdg Bonds, Ser 2008B (Insured by AGM), 5.250%, 10–1–22	500	607
Florida (Continued)		
Miami-Dade Cnty, FL, Water and Sewer Sys Rev Rfdg Bonds, Ser 2008C (Insured by BHAC), 5.000%, 10–1–17	$ 500	$ 562
Mid-Bay Bridge Auth, Springing Lien Rev Bonds, Ser 2011A, 7.250%, 10–1–34	500	612
Pinellas Cnty Edu Fac Auth, Rev Rfdg Prog Bonds (Barry Univ Proj), Ser 2012, 5.250%, 10–1–30	750	826
Port St. Lucie, FL, Spl Assmt Rfdg Bonds (City Ctr Spl Assmt Dist), Ser 2008A, 5.750%, 7–1–20	500	566
St. Johns Cnty Indl Dev Auth, Rev Bonds (Presbyterian Ret Cmnty Proj), Ser 2010A, 5.875%, 8–1–40	500	542
Volusia Cnty Edu Fac Auth, Edu Fac Rev Rfdg Bonds (Embry-Riddle Aeronautical Univ, Inc. Proj), Ser 2011, 5.250%, 10–15–22	500	582
		9,055
Georgia – 1.3%		
Dev Auth of Burke Cnty (GA), Pollutn Ctl Rev Bonds (Oglethorpe Power Corp. Vogtle Proj), Ser 2003A, 0.274%, 1–1–24 (A)	1,500	1,419
Muni Elec Auth of GA, Proj One Sub Bonds, Ser 2008D, 5.750%, 1–1–20	500	586
		2,005
Hawaii – 0.7%		
HI Arpt Sys Rev Bond, Rfdg Ser 2011, 5.000%, 7–1–21	1,000	1,183
Illinois – 4.7%		
Belleville, IL, Tax Incr Rfdg Rev Bonds (Frank Scott Pkwy Redev Proj), Ser 2007A, 5.000%, 5–1–26	195	197
Build IL Sales Tax Rev Bonds, Ser 2011, 5.000%, 6–15–27	500	565
City of Chicago, Second Lien Water Rev Bonds, Ser 2014, 5.000%, 11–1–39	1,500	1,667
IL Fin Auth, Rev and Rfdg Bonds (Roosevelt Univ Proj), Ser 2009, 6.500%, 4–1–39	500	546
Illinois (Continued)		
IL Fin Auth, Rev Bonds, The Univ of Chicago, Ser 2008B, 5.500%, 7–1–19	$ 500	$ 587
IL Fin Auth, Student Hsng Rev Bonds (CHF-DeKalb LLC – Northn IL Univ Proj), Ser 2011, 5.750%, 10–1–21	395	438
IL GO Bonds, Ser 2012A, 4.000%, 1–1–23	1,250	1,283
IL Sales Tax Rev Bonds (Jr Oblig), Series 2013, 5.000%, 6–15–26	300	351
IL State Toll Hwy Auth, Toll Hwy Sr Rev Bonds, 2013 Ser A, 5.000%, 1–1–35	1,100	1,231
State of IL GO Bonds, 5.500%, 7–1–26	500	562
		7,427
Indiana – 0.9%		
East Chicago Elem Sch Bldg Corp. (Lake Cnty, IN), First Mtg Bonds, Ser 1993A, 5.500%, 1–15–16	85	85
Hammond IN, Redev Dist Rev Bonds (Marina Area Proj), Ser 2008, 6.000%, 1–15–17	300	304
IN Fin Auth, Fac Rev Rfdg Bonds (Miami Correctional Fac – Phase II), Ser 2008C, 5.000%, 7–1–17	500	561
Mt. Vernon Sch Bldg Corp. of Hancock Cnty, IN, First Mtg Bonds, Ser 2007 (Insured by AGM), 5.250%, 1–15–32	500	552
		1,502
Iowa – 1.1%		
Altoona, IA, Annual Appropriation Urban Renewal Tax Incr Rev Bonds, Ser 2008, 6.000%, 6–1–34	1,000	1,083
IA Higher Edu Loan Auth, Private College Fac Rev Bonds (Upper IA Univ Proj), Ser 2012, 5.000%, 9–1–33	750	718
		1,801
Kansas – 1.1%		
Arkansas City, KS Pub Bldg Comsn, Rev Bonds (South Cent KS Rgnl Med Ctr), Ser 2009, 7.000%, 9–1–38	500	554

Ivy Municipal Bond Fund (in thousands) SEPTEMBER 30, 2014 (UNAUDITED)

MUNICIPAL BONDS (Continued)	Principal	Value
Kansas (Continued)		
Shawnee Cnty, KS Cert of Part (First Responders Comm Proj), Ser 2012, 5.000%, 9–1–24	$1,050	$1,177
		1,731
Kentucky – 1.8%		
Cmnwlth of KY, State Ppty and Bldg Comsn, Rev and Rev Rfdg Bonds, Proj No. 90, 5.750%, 11–1–19	500	596
KY Econ Dev Fin Auth, Hosp Rev Bonds, Ser 2010A:		
5.500%, 6–1–21	500	578
6.500%, 3–1–45	675	781
Louisville Rgnl Arpt Auth, Arpt Sys Rev Bonds, Ser 2008A, 5.250%, 7–1–28	500	577
Tpk Auth of KY, Econ Dev Road Rev Bonds (Revitalization Proj), Ser 2008A, 5.000%, 7–1–16	330	357
		2,889
Louisiana – 3.1%		
LA Citizens Prop Ins Corp., Assmt Rev Rfdg Bonds, Ser 2012, 5.000%, 6–1–24	500	574
LA Local Govt Envirnmt Fac and Cmnty Dev Auth, Hosp Rev Bonds (Women's Hosp Fndtn Gulf Opp Zone Proj), Ser 2010B, 6.000%, 10–1–44	750	864
New Orleans Aviation Board, Rev Rfdg Bonds (Restructuring GARBs), Ser 2009A-1, 6.000%, 1–1–23	500	574
New Orleans, LA, GO Rfdg Bonds, Ser 2012 (Insured by AGM), 5.000%, 12–1–26	1,500	1,695
Rgnl Transit Auth, New Orleans, LA, Sales Tax Rev Bonds, Ser 2010 (Insured by AGM), 5.000%, 12–1–22	1,000	1,141
		4,848
Maryland – 1.0%		
MD Econ Dev Corp., Pollutn Ctl Rev Rfdg Bonds (Potomac Elec Proj), Ser 2006, 6.200%, 9–1–22	500	596

MUNICIPAL BONDS (Continued)	Principal	Value
Maryland (Continued)		
MD Hlth and Higher Edu Fac Auth, Rev Bonds, Johns Hopkins Hlth Sys Oblig Group Issue, Ser 2012D, 0.934%, 5–15–38 (A)	$1,000	$1,005
		1,601
Massachusetts – 0.9%		
MA Dev Fin Agy, Rev Bonds, Foxborough Rgnl Charter Sch Issue, Ser 2010, 6.375%, 7–1–30	495	546
MA Edu Fin Auth, Edu Loan Rev Bonds, Issue I, Ser 2009, 6.000%, 1–1–28	265	283
MA Port Auth, PFC Rev Rfdg Bonds, Ser 2010-E, 5.000%, 7–1–15	500	518
		1,347
Michigan – 2.3%		
Kalamazoo Hosp Fin Auth, Hosp Rev Rfdg Bonds (Bronson Methodist Hosp), Ser 2003A, 5.000%, 5–15–26	500	557
MI Fin Auth, Rev Bonds (Detroit Sch Dist), Ser 2011, 5.500%, 6–1–21	1,000	1,158
MI State Hosp Fin Auth, Hosp Rev and Rfdg Bonds (Henry Ford Hlth Sys), Ser 2009, 5.750%, 11–15–39	750	824
State Bldg Auth, MI, 2006 Rev Rfdg Bonds (Fac Prog), Ser IA (Insured by FGIC), 0.000%, 10–15–22 (B)	1,000	730
State Bldg Auth, MI, 2008 Rev Rfdg Bonds (Fac Prog), Ser I, 5.000%, 10–15–18	305	351
		3,620
Minnesota – 0.4%		
Minneapolis-St. Paul Metro Arpt Comsn, Sub Arpt Rev Rfdg Bonds, Ser 2010D, 5.000%, 1–1–20	500	581
Mississippi – 0.5%		
The Univ of Southn MS, S.M. Edu Bldg Corp., Rev Bonds (Campus Fac Impvt Proj), Ser 2009, 5.375%, 9–1–36	750	845

MUNICIPAL BONDS (Continued)	Principal	Value
Missouri – 3.1%		
Belton, MO, Tax Incr Rev Bonds (Belton Town Centre Proj), Ser 2004, 6.250%, 3–1–24	$ 200	$ 200
Broadway-Fairview Trans Dev Dist (Columbia, MO), Trans Sales Tax Rev Bonds, Ser 2006A, 6.125%, 12–1–36	175	150
Hlth and Edu Fac Auth, Hlth Fac Rev Bonds (The Children's Mercy Hosp), Ser 2009, 5.625%, 5–15–39	750	832
Indl Dev Auth of Joplin, MO, Hlth Fac Rev Bonds (Freeman Hlth Sys), Ser 2011, 5.500%, 2–15–31	750	814
Platte Cnty R-III Sch Dist Bldg Corp., Leasehold Rfdg and Impvt Rev Bonds, Ser 2008, 5.000%, 3–1–28	340	378
Pub Water Supply Dist No. 1 of Lincoln Cnty, MO, Cert of Part, Ser 2009, 6.750%, 6–15–35	500	523
St. Louis Cnty, MO Indl Dev Auth, Sr Living Fac Rev Bonds (Friendship Vlg Sunset Hills), Ser 2012, 5.000%, 9–1–32	1,120	1,199
The Indl Dev Auth of Moberly, MO, Annual Appropriation Recovery Zone Fac Bonds (Proj Sugar), Ser 2010-C, 6.000%, 9–1–24 (C)	474	31
The Indl Dev Auth of Platte Cnty, MO, Trans Rev Bonds (Zona Rosa Phase II Retail Proj), Ser 2007, 6.850%, 4–1–29	205	212
The Indl Dev Auth of St. Joseph, MO, Spl Oblig Rev Bonds (St. Joseph Sewage Sys Impvt Proj), Ser 2007, 4.375%, 4–1–18	100	107
The Indl Dev Auth of St. Louis, MO, Sr Living Fac Rev Bonds (Friendship Vlg of West Cnty), Ser 2007A, 5.500%, 9–1–28	500	515
		4,961
Nevada – 0.8%		
Las Vegas Redev Agy, NV, Tax Incr Rev Bonds, Ser 2009A, 8.000%, 6–15–30	500	581

Ivy Municipal Bond Fund *(in thousands)* SEPTEMBER 30, 2014 (UNAUDITED)

MUNICIPAL BONDS (Continued)	Principal	Value
Nevada (Continued)		
Overton Power Dist No. 5 (NV), Spl Oblig Rev Bonds, Ser 2008:		
6.000%, 12–1–16	$ 75	$ 82
6.250%, 12–1–17	270	307
6.500%, 12–1–18	290	341
		1,311
New Hampshire – 0.7%		
NH Hlth and Edu Fac Auth, Rev Bonds, Rivermead Issue, Ser 2011A, 6.875%, 7–1–41	150	167
NH Hlth and Edu Fac Auth, FHA Insd Mtg Rev Bonds, LRG Hlthcare Issue, Ser 2009 (Insured by FHA), 7.000%, 4–1–38	500	607
NH Hsng Fin Auth, Sngl Fam Mtg Acquisition Rev Bonds, Ser 2008, 6.000%, 7–1–38	320	330
		1,104
New Jersey – 4.5%		
NJ Econ Dev Auth, Rev Bonds (Provident Group-Montclair Ppty LLC-Montclair St Univ Student Hsng Proj), Ser 2010A, 5.750%, 6–1–31	850	937
NJ Econ Dev Auth, Sch Fac Constr Bonds, Ser 2005O, 5.125%, 3–1–30	250	255
NJ Econ Dev Auth, Sch Fac Constr Notes, Ser 2012H, 0.940%, 2–1–17 (A)	2,000	2,004
NJ Econ Dev Auth, Sch Fac Constr Rfdg Bonds, Ser 2011EE, 5.250%, 9–1–24	500	567
NJ Higher Edu Student Assistance Auth, Student Loan Rev Bonds, Ser 2011-1, 5.000%, 12–1–19	500	569
NJ Hlth Care Fac Fin Auth, Rev and Rfdg Bonds, Barnabas Hlth Issue, Ser 2011A, 5.625%, 7–1–37	500	551
NJ Hlth Care Fac Fin Auth, Rev Bonds, Virtua Hlth Issue, Ser 2009A, 5.500%, 7–1–38	500	556
NJ Trans Trust Fund Auth, Trans Sys Bonds, Ser 2006A (Insured by AGM/CR), 5.500%, 12–15–22	500	597

MUNICIPAL BONDS (Continued)	Principal	Value
New Jersey (Continued)		
NJ Trans Trust Fund Auth, Trans Sys Bonds, Ser 2003B-2, 5.000%, 12–15–16	$ 500	$ 545
Passaic Vly Sewerage Commissioners (NJ), Sewer Sys Bonds, Ser G, 5.750%, 12–1–21	435	527
		7,108
New Mexico – 0.1%		
NM Mtg Fin Auth, Sngl Fam Mtg Prog Class I Bonds, Ser 2006D (Insured by GNMA/FNMA/FHLMC), 6.000%, 1–1–37	30	32
NM Mtg Fin Auth, Sngl Fam Mtg Prog Class I Bonds, Ser 2008D-2 (Insured by GNMA/FNMA/FHLMC), 5.250%, 7–1–30	65	66
		98
New York – 7.7%		
Metro Trans Auth, Trans Rev Bonds, Ser 2014C, 5.000%, 11–15–36	1,500	1,690
NY Dormitory Auth, Mercy Med Ctr Rev Bonds (Catholic Hlth of Long Island Oblig Group), Ser 1999B, 0.140%, 7–1–29 (A)	1,575	1,475
NY Enrg Research and Dev Auth, Pollutn Ctl Rev Bonds (Niagara Mohowak Power Corp. Proj), Ser 1985A (Insured by AMBAC), 0.379%, 12–1–23 (A)	1,380	1,308
NY State Enrg Research and Dev Auth, Fac Rev Bonds (Consolidated Edison Co. of NY, Inc. Proj), Sub Ser 1999A-1 (Insured by AMBAC), 0.070%, 5–1–34 (A)	2,000	1,809
NYC GO Bonds, Fiscal 2014 Ser G, 5.000%, 8–1–30	1,000	1,167
NYC Hsng Dev Corp., Multi-Fam Hsng Rev Bonds, Ser 2009K, 4.950%, 11–1–39	415	435
NYC Indl Dev Agy, Pilot Rev Bonds (Yankee Stadium Proj), Ser 2009A:		
0.000%, 3–1–25 (B)	500	361
0.000%, 3–1–26 (B)	500	339
0.000%, 3–1–27 (B)	500	322
NYC Transitional Fin Auth, Future Tax Secured Tax-Exempt Sub Bonds, Series 2013I, 5.000%, 5–1–29	400	466

MUNICIPAL BONDS (Continued)	Principal	Value
New York (Continued)		
Port Auth of NY & NJ Consolidated Bonds, One Hundred Fifty-Second Ser (Insured by BHAC), 5.750%, 11–1–30	$ 500	$ 568
Suffolk Cnty Indl Dev Agy, Civic Fac Rev Bonds (The Southampton Hosp Assoc Civic Fac), Ser 1999A, 7.250%, 1–1–20	80	80
Suffolk Cnty Indl Dev Agy, Civic Fac Rev Bonds (The Southampton Hosp Assoc Civic Fac), Ser 1999B, 7.625%, 1–1–30	455	457
Util Debt Securitization Auth, Restructuring Bonds, Ser 2013TE, 5.000%, 12–15–31	1,500	1,770
		12,247
North Carolina – 1.0%		
NC Eastn Muni Power Agy, Power Sys Rev Bonds, Ser 2008C, 6.000%, 1–1–19	235	256
NC Med Care Comsn, Hlth Care Fac Rev Rfdg Bonds (Univ Hlth Sys of Eastn Carolina), Ser 2008E-2, 6.000%, 12–1–36	500	505
NC Tpk Auth, Triangle Expressway Sys Rev Bonds, Ser 2009A, 0.000%, 1–1–37 (B)	500	201
Oak Island, NC, Enterprise Sys Rev Bonds, Ser 2009, 6.000%, 6–1–34	500	589
		1,551
Ohio – 0.9%		
OH Air Quality Dev Auth, Envirnmt Impvt Rev Bonds (Buckeye Power, Inc. Proj), Ser 2010, 5.750%, 12–1–30	500	556
OH Major New State Infra Proj Rev Bonds, Ser 2008-I, 6.000%, 6–15–17	395	451
Toledo-Lucas Cnty Port Auth, Dev Rev Bonds (NW OH Bond Fund) (Midwest Terminals Proj), Ser 2007C, 6.000%, 11–15–27	410	439
		1,446
Oklahoma – 0.7%		
Cleveland Cnty Justice Auth, Sales Tax Rev Bonds (Cleveland Cnty Detention Fac Proj), Ser 2009B, 5.750%, 3–1–29	110	113

Ivy Municipal Bond Fund (in thousands) SEPTEMBER 30, 2014 (UNAUDITED)

MUNICIPAL BONDS (Continued)	Principal	Value
Oklahoma (Continued)		
Grand River Dam Auth, Rev Bonds, Ser 2008A (Insured by BHAC), 5.000%, 6–1–18	$ 905	$1,036
		1,149
Oregon – 0.2%		
Hosp Fac Auth of Clackamas Cnty, OR, Rev Bonds (Legacy Hlth Sys), Ser 2009A, 5.500%, 7–15–35	250	279
Pennsylvania – 4.0%		
Allegheny Cnty Arpt Auth, Arpt Rev Rfdg Bonds (Pittsburg Intl Arpt), Ser 2010A, 5.000%, 1–1–17	250	275
Cumberland Cnty Muni Auth, Rfdg Rev Bonds (Asbury PA Oblig Group), Ser 2012, 3.000%, 1–1–17	895	907
Dauphin Cnty Gen Auth, Hlth Sys Rev Bonds (Pinnacle Hlth Sys Proj), Ser 2009A, 6.000%, 6–1–36	600	693
Lycoming Cnty Auth, Hlth Sys Rev Bonds (Susquehanna Hlth Sys Proj), Ser 2009A, 5.750%, 7–1–39	500	539
PA Higher Edu Fac Auth, Rev Bonds (Shippensburg Univ Student Svc, Inc. Student Hsng Proj at Shippensburg Univ of PA), Ser 2011, 6.000%, 10–1–26	500	559
PA Tpk Comsn, Tpk Sub Rev Bonds, Ser 2009D, 5.500%, 12–1–41	750	824
PA Tpk Comsn, Tpk Sub Rev Bonds, Ser 2010B-2, 0.000%, 12–1–28 (B)	1,500	1,611
Philadelphia Auth Indl Dev, Rev Bonds (Mariana Bracetti Academy Charter Sch Proj), Ser 2011, 7.250%, 12–15–31	400	454
Philadelphia, PA, GO Rfdg Bonds, Ser 2008A (Insured by AGM), 5.250%, 12–15–24	445	507
		6,369
Puerto Rico – 1.8%		
Cmnwlth of PR, Pub Impvt Rfdg Bonds (GO Bonds), Ser 2007A, 5.500%, 7–1–21	500	450
PR Aqueduct and Sewer Auth, Rev Bonds, Ser A (Sr Lien), 6.000%, 7–1–38	500	373

MUNICIPAL BONDS (Continued)	Principal	Value
Puerto Rico (Continued)		
PR Elec Power Auth, Power Rev Bonds, Ser 2010XX, 5.750%, 7–1–36	$ 750	$ 446
PR Elec Power Auth, Power Rev Bonds, Ser ZZ, 5.250%, 7–1–24	1,000	597
PR Elec Power Auth, Power Rev Rfdg Bonds, Ser DDD, 5.000%, 7–1–21	1,000	597
PR Pub Fin Corp. (Cmnwlth Approp Bonds), 2011 Ser B, 5.500%, 8–1–31	250	128
PR Sales Tax Fin Corp., Sales Tax Rev Bonds, First Sub Ser 2010A, 0.000%, 8–1–33 (B)	500	282
		2,873
Rhode Island – 0.4%		
RI Student Loan Auth, Student Loan Prog Rev Bonds, Sr Ser 2008A, 5.250%, 12–1–18	525	576
Tennessee – 0.4%		
The Hlth, Edu and Hsng Fac Board of Shelby, TN, Rev Bonds (Methodist Le Bonheur Hlthcare), Ser 2008C, 5.250%, 6–1–18	500	569
Texas – 10.1%		
Arlington, TX, Spl Tax Rev Bonds, Ser 2008 (Insured by BHAC), 5.000%, 8–15–18	300	339
Board of Regents, TX State Univ Sys, Rev Fin Sys Rev Bonds, Ser 2008, 5.250%, 3–15–19	355	406
Cass Cnty Indl Dev Corp., Envirnmt Impvt Rev Rfdg Bonds, Ser 2009A, 9.250%, 3–1–24	500	616
Clifton Higher Edu Fin Corp., Edu Rev Bonds (IDEA Pub Sch), Ser 2011, 5.750%, 8–15–41	500	562
Clifton Higher Edu Fin Corp., Edu Rev Bonds (Uplift Edu), Ser 2014A, 4.250%, 12–1–34	1,000	1,010
El Paso, TX (El Paso Cnty), Water and Sewer Rev Rfdg Bonds, Ser 2008C, 5.000%, 3–1–17	500	553
Harris Cnty Cultural Edu Fac Fin Corp., Med Fac Rev Rfdg Bonds (Baylor College of Medicine), Ser 2008D, 5.000%, 11–15–16	200	217

MUNICIPAL BONDS (Continued)	Principal	Value
Texas (Continued)		
Hopkins Cnty Hosp Dist, Hosp Rev Bonds, Ser 2008, 6.000%, 2–15–33	$ 500	$ 511
Houston Higher Edu Fin Corp., Edu Rev Bonds (Cosmos Fndtn, Inc.), Ser 2011A, 6.500%, 5–15–31	1,000	1,200
Houston, TX Arpt Sys, Sub Lien Rev Rfdg Bonds, Ser 2012A, 5.000%, 7–1–32	500	548
Houston, TX, Combined Util Sys, First Lien Rev Rfdg Bonds (SIFMA Index Floating Rate Bonds), Ser 2012C, 0.640%, 5–15–34 (A)	500	503
Howard Cnty, TX GO Bonds, Ser 2008, 4.650%, 2–15–24	505	528
Lower Colorado River Auth, Rfdg Rev Bonds, Ser 2008A: 5.750%, 5–15–23	500	575
Mission Econ Dev Corp., Solid Waste Disp Rev Bonds (Dallas Clean Enrg McCommas Bluff LLC Proj), Ser 2011, 5.625%, 12–1–17	505	531
North TX Twy Auth, Sys Rev Rfdg Bonds, Ser 2008A, 6.000%, 1–1–25	500	564
North TX Twy Auth, Sys Rev Rfdg Bonds, Ser 2008D, 0.000%, 1–1–30 (B)	1,000	536
Prosper, TX (Collin Cnty), Combination Tax and Rev Cert of Oblig, Ser 2008, 5.500%, 2–15–20	500	565
Tarrant Cnty Cultural Edu Fac Fin Corp., Ret Fac Rev Bonds (NW Sr Hsng Corp. – Edgemere Proj), Ser 2006A, 6.000%, 11–15–36	500	515
Tarrant Cnty Cultural Edu Fac Fin Corp., Ret Fac Rev Bonds (Buckingham Sr Living Cmnty, Inc. Proj), Ser 2007, 5.625%, 11–15–27	250	258
Trinity River Auth of TX (Tarrant Cnty Water Proj), Impvt Rev Bonds, Ser 2008, 5.750%, 2–1–26	325	370
TX Muni Gas Acquisition and Supply Corp. III, Gas Supply Rev Bonds, Ser 2012, 5.000%, 12–15–16	1,000	1,080

Ivy Municipal Bond Fund *(in thousands)* SEPTEMBER 30, 2014 (UNAUDITED)

MUNICIPAL BONDS (Continued)	Principal	Value
Texas (Continued)		
TX Private Activity Bond Surface Trans Corp., Sr Lien Rev Bonds (North Tarrant Express Managed Lanes Proj), Ser 2009, 6.875%, 12–31–39	$ 500	$ 592
TX Private Activity Bond Surface Trans Corp., Sr Lien Rev Bonds (LBJ Infra Group LLC IH-635 Managed Lanes Proj), Ser 2010, 7.500%, 6–30–33	750	933
TX Trans Comsn Cent TX Tpk Sys, First Tier Rev Rfdg Bonds, Ser 2012-B, 1.250%, 8–15–42 (A)	2,500	2,507
		16,019
Utah – 0.4%		
Midvale, UT Muni Bldg Auth Lease Rev Bonds (City Hall Proj), Ser 2012:		
2.000%, 10–15–16	195	200
2.000%, 10–15–17	465	476
		676
Virgin Islands – 1.0%		
VI Pub Fin Auth, Sub Rev Bonds (VI Matching Fund Loan Note – Cruzan Proj), Ser 2009A, 6.000%, 10–1–39	500	557
VI Pub Fin Auth, Sub Rev Bonds (VI Matching Fund Loan Note – Diageo Proj), Ser 2009A, 5.000%, 10–1–25	1,000	1,102
		1,659
Virginia – 0.6%		
Indl Dev Auth of Washington Cnty, VA, Hosp Rev Bonds (Mountain States Hlth Alliance), Ser 2009C, 7.500%, 7–1–29	500	587
VA Pub Bldg Auth, Pub Fac Rev Bonds, Ser 2008B, 5.250%, 8–1–22	250	287
		874
Washington – 0.7%		
WA Hlth Care Fac Auth, Rev Bonds (Swedish Hlth Svc), Ser 2009A, 6.500%, 11–15–33	$ 500	$ 504
WA Hlth Care Fac Auth, Rev Bonds (Virginia Mason Med Ctr), Ser 2007C, 5.500%, 8–15–36	500	534
		1,038
West Virginia – 0.6%		
Brooke Cnty, WV, Rev Bonds (Bethany College), Ser 2011A, 6.500%, 10–1–31	300	336
WV Hosp Fin Auth, Hosp Rev Rfdg and Impvt Bonds (WV Utd Hlth Sys Oblig Group), Ser 2009C, 5.500%, 6–1–39	500	552
		888
Wisconsin – 1.1%		
Milwaukee Cnty, WI, Arpt Rev Rfdg Bonds, Ser 2010B, 5.000%, 12–1–19	1,000	1,168
WI Hlth and Edu Fac Auth, Rev Bonds (Pro Hlth Care, Inc. Oblig Group), Ser 2009, 6.625%, 2–15–39	500	584
		1,752
Wyoming – 1.2%		
WY Cmnty Dev Auth, Hsng Rev Bonds, 2014 Ser 1, 3.950%, 12–1–30	1,250	1,271
WY Muni Power Agy, Power Supply Sys Rev Bonds, Ser 2008A, 5.250%, 1–1–23	500	562
		1,833
TOTAL MUNICIPAL BONDS – 88.8%		**$140,558**
(Cost: $130,814)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper – 6.3%		
Kellogg Co., 0.170%, 10–14–14(D)	$4,000	$ 4,000
Kroger Co. (The), 0.170%, 10–1–14 (D)	3,036	3,036
Wisconsin Gas LLC, 0.110%, 10–6–14 (D)	3,000	3,000
		10,036
Master Note – 0.2%		
Toyota Motor Credit Corp., 0.102%, 10–7–14 (E)	247	247
Municipal Obligations – 3.6%		
CA Hlth Fac Fin Auth, Var Rate Hosp Rev Bonds (Adventist Hlth Sys/West), Ser 1998B (GTD by Bank of America N.A.), 0.030%, 10–1–14 (E)	900	900
Fremont (Alameda Cnty, CA), Fremont Public Fin Auth (GTD by U.S. Bank N.A.), 0.040%, 10–7–14 (E)	1,900	1,900
Irvine Unif Sch Dist, Cmnty Fac Dist No. 09-1, Adj Rate Spl Tax Bonds, Ser 2012A (GTD by U.S. Bank N.A.), 0.030%, 10–1–14 (E)	900	900
MN Office of Higher Edu, Adj Rate Supplemental Student Loan Prog Rev Bonds, Ser 2008B (Tax-Exempt), 0.050%, 10–7–14 (E)	2,000	2,000
		5,700
TOTAL SHORT-TERM SECURITIES – 10.1%		**$ 15,983**
(Cost: $15,983)		

TOTAL INVESTMENT SECURITIES – 98.9%	**$156,541**
(Cost: $146,797)	
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.1%	**1,825**
NET ASSETS – 100.0%	**$158,366**

Notes to Schedule of Investments

(A)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2014.

(B)Zero coupon bond.

(C)Non-income producing as the issuer has either missed its most recent interest payment or declared bankruptcy.

(D)Rate shown is the yield to maturity at September 30, 2014.

(E)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2014. Date shown represents the date that the variable rate resets.

Ivy Municipal Bond Fund (in thousands) SEPTEMBER 30, 2014 (UNAUDITED)

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2014. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Municipal Bonds	$ —	$136,271	$ 4,287
Short-Term Securities	—	15,983	—
Total	$ —	$152,254	$ 4,287

The following table is a reconciliation of Level 3 investments for which significant unobservable inputs were used to determine fair value:

	Municipal Bonds
Beginning Balance 4-1-14	$ 1,711
Net realized gain (loss)	—
Net change in unrealized appreciation (depreciation)	11
Purchases	2,899
Sales	—
Amortization/Accretion of premium/discount	—*
Transfers into Level 3 during the period	1,376
Transfers out of Level 3 during the period	(1,710)
Ending Balance 9-30-14	$ 4,287
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 9-30-14	$ 11

Transfers from Level 2 to Level 3 occurred primarily due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred primarily due to the increased availability of observable market data due to increased market activity or information. As shown above, transfers in and out of Level 3 represent the values as of the beginning of the reporting period. There were no transfers between Levels 1 and 2 during the period ended September 30, 2014.

Information about Level 3 fair value measurements:

	Fair Value at 9-30-14	Valuation Technique(s)	Unobservable Input(s)
Assets			
Municipal Bonds	$4,287	Third-party valuation service	Broker quotes

The following acronyms are used throughout this schedule:

AGM = Assured Guaranty Municipal
AMBAC = American Municipal Bond Assurance Corp.
BHAC = Berkshire Hathaway Assurance Corporation
CR = Custodial Receipts
FGIC = Financial Guaranty Insurance Co.
FHA = Federal Housing Administration
FHLMC = Federal Home Loan Mortgage Corp.
FNMA = Federal National Mortgage Association
GNMA = Government National Mortgage Association
GTD = Guaranteed
VA = Department of Veterans Affairs

See Accompanying Notes to Financial Statements.

Asset Allocation

Bonds	**91.4%**
Municipal Bonds	91.4%
Cash and Cash Equivalents	**8.6%**

Lipper Rankings

Category: Lipper High Yield Municipal Debt Funds	Rank	Percentile
1 Year	84/133	63
3 Year	85/113	75
5 Year	26/95	28

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Quality Weightings

Investment Grade	**29.3%**
AA	1.5%
A	5.7%
BBB	22.1%
Non-Investment Grade	**62.1%**
BB	13.4%
B	4.8%
CCC	2.6%
Below CCC	0.5%
Non-rated	40.8%
Cash and Cash Equivalents	**8.6%**

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.

Ivy Municipal High Income Fund *(in thousands)* SEPTEMBER 30, 2014 (UNAUDITED)

MUNICIPAL BONDS	Principal	Value
Alabama – 0.8%		
AL 21st Century Auth, Tob Stlmt Rev Bonds, Ser 2012-A, 5.000%, 6-1-21	$ 1,000	$ 1,167
Fairfield, AL GO Warrants, Ser 2012, 6.000%, 6–1–37	8,485	9,046
		10,213
Alaska – 0.7%		
Northn Tob Securitzation Corp., Tob Stlmt Asset-Bkd Bonds, Ser 2006A Sr Cur Int Bonds, 5.000%, 6–1–46	11,500	8,637
Arizona – 3.8%		
Indl Dev Auth of Mohave Cnty, Correctional Fac Contract Rev Bonds (Mohave Prison LLC Expansion Proj), Ser 2008, 8.000%, 5–1–25	7,500	8,644
Indl Dev Auth of Pima, Edu Rev Bonds (Noah Webster Basic Sch Proj), Ser 2004A, 6.125%, 12–15–34	1,315	1,317
Indl Dev Auth of Pima, Edu Rev Bonds (Noah Webster Sch-Pima Proj), Tax–Exempt Ser 2014A, 7.000%, 12–15–43	1,500	1,598
Indl Dev Auth of Tempe, AZ, Rev Rfdg Bonds (Friendship Vlg of Tempe), Ser 2012A:		
6.000%, 12–1–27	2,390	2,603
6.250%, 12–1–42	2,150	2,298
6.250%, 12–1–46	1,000	1,068
Indl Dev Auth of Tucson, Edu Rev Bonds (Agribusiness and Equine Ctr Proj), Ser 2004A, 6.125%, 9–1–34	500	501
Indl Dev Auth of Yavapai, Edu Rev Bonds (AZ Agribusiness and Equine Ctr, Inc. Proj), Ser 2011, 7.875%, 3–1–42	3,500	4,102
La Paz Cnty, AZ, Indl Dev Auth, Indl Dev Rev Sr Lien, Imperial Rgnl Detention Fac Proj, 7.800%, 10–1–39	25,000	26,636
		48,767
California – 7.8%		
Adelanto Pub Auth, Fixed Rate Rfdg Rev Bonds (Util Sys Proj), Ser 2009A, 6.750%, 7–1–39	4,000	4,577
California (Continued)		
CA Muni Fin Auth, Edu Fac Rev Bonds (Literacy First Proj), Ser 2010B, 6.000%, 9–1–30	$2,170	$2,367
CA Muni Fin Auth, Edu Fac Rev Bonds (American Heritage Edu Fndtn Proj), Ser 2006A, 5.250%, 6–1–36	1,150	1,112
CA Muni Fin Auth, Edu Fac Rev Bonds (King/Chavez Academies Proj), Ser 2009A, 8.750%, 10–1–39	1,505	1,736
CA Muni Fin Auth, Edu Fac Rev Bonds (King/Chavez Academies Proj), Taxable Ser 2009B, 8.000%, 10–1–22	400	455
CA Sch Fin Auth, Charter Sch Rev Bonds (Coastal Academy Proj), Ser 2013A, 5.000%, 10–1–42	1,200	1,245
CA Statewide Cmnty Dev Auth, Rev Bonds (Lancer Plaza Proj), Ser 2013:		
5.625%, 11–1–33	1,400	1,477
5.875%, 11–1–43	1,890	1,989
CA Statewide Cmnty Dev Auth, Sr Living Rev Bonds (Southn CA Presbyterian Homes), Ser 2009:		
6.625%, 11–15–24	2,490	2,896
7.000%, 11–15–29	2,000	2,348
7.250%, 11–15–41	6,000	7,057
CA Statewide Cmnty Dev Auth, Rev Bonds (Thomas Jefferson Sch of Law), Ser 2008A:		
7.250%, 10–1–32	3,400	2,040
7.250%, 10–1–38	5,000	3,000
CA Statewide Cmnty Dev Auth, Sch Fac Rev Bonds (Aspire Pub Sch), Ser 2010:		
6.000%, 7–1–40	7,365	7,553
6.350%, 7–1–46	250	259
CA Various Purp GO Bonds, 6.000%, 4–1–35	500	598
Cert of Part, Oro Grande Elem Sch Dist, Ser 2013, 5.125%, 9–15–42	2,760	2,914
Golden State Tob Securitization Corp., Tob Stlmt Asset-Bkd Bonds, Ser 2007A–1, 5.125%, 6–1–47	5,140	3,790
Inland Empire Tob Securitization Auth, Tob Stlmt Asset-Bkd Bonds (Inland Empire Tob Securitization Corp.), Ser 2007, 4.625%, 6–1–21	6,035	5,855
California (Continued)		
Palomar Pomerado Hlth, San Diego Cnty, CA, Cert of Part:		
6.750%, 11–1–39	$ 4,935	$ 5,326
6.000%, 11–1–41	3,000	3,121
Redev Agy of San Buenaventura, Merged San Buenaventura Redev Proj, 2008 Tax Alloc Bonds, 8.000%, 8–1–38	100	113
San Buenaventura Rev Bonds (Cmnty Mem Hlth Sys), Ser 2011:		
8.000%, 12–1–26	1,400	1,807
8.000%, 12–1–31	9,400	11,789
San Mateo Cmnty Fac Dist No. 2008-1 (Bay Meadows), Spl Tax Bonds, Ser 2012, 6.000%, 9–1–42	8,000	9,125
Tob Securitization Auth of Southn CA, Tob Stlmt Asset-Bkd Bonds (San Diego Cnty Tob Asset Securitization Corp.), Ser 2006A Sr Current Int Bonds, 5.000%, 6–1–37	17,395	14,215
		98,764
Colorado – 3.4%		
Arkansas River Power Auth, CO, Power Rev Impvt Bonds, Ser 2008, 6.000%, 10–1–40	5,910	6,205
Arkansas River Power Auth, CO, Power Rev Impvt Bonds, Ser 2010, 6.125%, 10–1–40	5,000	5,449
CO Edu and Cultural Fac Auth, Charter Sch Rev Bonds (The Classical Academy Proj), Ser 2008A, 7.400%, 12–1–38	85	96
CO Edu and Cultural Fac Auth, Charter Sch Rev Bonds (Twin Peaks Charter Academy Proj), Ser 2008, 7.000%, 11–15–38	230	284
CO Edu and Cultural Fac Auth, Independent Sch Rev Rfdg Bonds (Vail Mountain Sch Proj), Ser 2010, 6.125%, 5–1–40	1,000	1,063
CO High Performance Trans Enterprise, U.S. 36 and I-25 Managed Lanes Sr Rev Bonds, Ser 2014, 5.750%, 1–1–44	3,250	3,378

Ivy Municipal High Income Fund (in thousands) SEPTEMBER 30, 2014 (UNAUDITED)

MUNICIPAL BONDS (Continued)	Principal	Value
Colorado (Continued)		
CO Hlth Fac Auth, Rev Bonds (CO Sr Residences Proj), Ser 2012:		
6.750%, 6–1–32	$2,610	$ 2,716
7.125%, 6–1–47	3,000	3,173
CO Hlth Fac Auth, Rev Bonds (Total Longterm Care Natl Oblig Group Proj), Ser 2010A, 6.250%, 11–15–40	1,250	1,371
Kremmling Mem Hosp Dist Proj, Ser 2010, 7.125%, 12–1–45	4,345	3,641
Lincoln Park Metro Dist, Douglas Cnty, CO, GO Rfdg and Impvt Bonds, Ser 2008, 6.200%, 12–1–37	3,500	3,712
Rgnl Trans Dist, Private Activity Bonds (Denver Transit Partn Eagle P3 Proj), Ser 2010, 6.500%, 1–15–30	3,000	3,483
Sorrel Ranch Metro Dist, Arapahoe Cnty, CO, GO Ltd. Tax Bonds, Ser 2006, 5.750%, 12–1–36	4,204	3,517
Tallgrass Metro Dist, Arapahoe Cnty, CO, GO Ltd. Tax Rfdg and Impvt Bonds, Ser 2007, 5.250%, 12–1–37	3,717	3,686
Wildgrass Metro Dist, Broomfield Cnty, CO, GO Ltd. Tax Rfdg Bonds, Ser 2007, 6.200%, 12–1–34	1,516	1,539
		43,313
Connecticut – 0.7%		
Harbor Point Infra Impvt Dist (Harbor Point Proj), Spl Oblig Rev Bonds, Ser 2010A, 7.875%, 4–1–39	2,000	2,380
Stamford, CT Spl Oblig Rev Bonds (Mill River Corridor Proj), Ser 2011A, 7.000%, 4–1–41	5,000	6,562
		8,942
Delaware – 0.6%		
DE Econ Dev Auth, Exempt Fac Rev Bonds (Indian River Power LLC Proj), Ser 2010, 5.375%, 10–1–45	7,000	7,441
District Of Columbia – 0.1%		
Metro WA Arpt Auth, Dulles Toll Road, Second Sr Lien Rev Bonds, Ser 2010B, 0.000%, 10–1–44 (A)	1,000	1,025

MUNICIPAL BONDS (Continued)	Principal	Value
Florida – 3.0%		
Brevard Cnty, FL, Indl Dev Rev Bonds (TUFF FL Tech Proj), Ser 2009:		
6.500%, 11–1–29	$ 875	$ 964
6.750%, 11–1–39	2,060	2,263
Cap Trust Agy, First Mtg Rev Bonds (Silver Creek St. Augustin Proj), Ser 2014A, 8.250%, 1–1–49	3,000	3,205
Cap Trust Agy, Rev Bonds (Million Air One LLC Gen Aviation Fac Proj), Ser 2011, 7.750%, 1–1–41	5,685	5,824
FL Dev Fin Corp., Edu Fac Rev Bonds (Renaissance Charter Sch, Inc. Proj), Ser 2010A:		
6.000%, 9–15–40	4,000	4,119
6.125%, 6–15–43	5,500	5,508
FL Dev Fin Corp., Taxable Edu Fac Rev Bonds (Renaissance Charter Sch, Inc. Proj), Ser 2012B, 7.500%, 6–15–18	1,400	1,402
Lee Cnty Indl Dev Auth, Hlthcare Fac Rfdg Rev Bonds (Cypress Cove at Health Park FL, Inc. Proj), Ser 2012, 6.500%, 10–1–47	6,000	6,722
Mid–Bay Bridge Auth, Springing Lien Rev Bonds, Ser 2011A, 7.250%, 10–1–40	4,800	5,828
Osceola Cnty, Expressway Sys Rev Bonds (Poinciana Prkwy Proj), Ser 2014A, 5.375%, 10–1–47	2,000	2,103
		37,938
Guam – 1.0%		
Cert of Part (JFK High Sch Proj), Dept of Edu, GU, Ser 2010A:		
6.625%, 12–1–30	1,400	1,566
6.875%, 12–1–40	3,500	3,911
Govt of GU, GO Bonds, Ser 2009A:		
5.750%, 11–15–14	15	15
7.000%, 11–15–39	6,000	6,808
		12,300
Hawaii – 0.6%		
Dept of Budget and Fin of HI, Spl Purp Sr Living Rev Bonds (15 Craigside Proj), Ser 2009A, 9.000%, 11–15–44	4,200	5,173

MUNICIPAL BONDS (Continued)	Principal	Value
Hawaii (Continued)		
Kaua'I Cmnty Fac Dist No. 2008–1 (Kukul'ula Dev Proj), Spl Tax Rev Bonds, Ser 2012, 5.750%, 5–15–42	$ 2,000	$ 2,067
		7,240
Idaho – 0.1%		
ID Hsng and Fin Assoc (Compass Pub Charter Sch, Inc. Proj), Ser 2010A:		
6.250%, 7–1–40	1,000	1,069
6.250%, 7–1–45	550	587
		1,656
Illinois – 9.9%		
Belleville, IL, Tax Incr Rfdg Rev Bonds (Frank Scott Pkwy Redev Proj), Ser 2007A, 5.700%, 5–1–36	4,160	4,215
Cert of Part, Metra Market of Chicago LLC Redev Proj, Ser A, 6.870%, 2–15–24	1,300	1,326
Chicago Midway Arpt, Second Lien Rev and Rev Rfdg Bonds, Ser 2014B, 5.000%, 1–1–35	4,500	4,982
Chicago Midway Arpt, Second Lien Rev Rfdg Bonds, Ser 2013B, 5.000%, 1–1–35	3,000	3,292
Chicago Multi–Fam Hsng Rev Bonds (Goldblatts Supportive Living Proj), Ser 2013, 6.125%, 12–1–43	6,000	5,806
Chicago O'Hare Intl Arpt, Gen Arpt Third Lien Rev Bonds, Ser 2011A, 5.750%, 1–1–39	1,000	1,139
Fairview Heights, IL, Tax Incr Rfdg Rev Bonds (Shoppes at St. Clair Square Redev Proj), Ser 2009A, 8.000%, 12–1–28	305	324
IL Fin Auth, Rev Bonds (Lutheran Home and Svs Oblig Group), Ser 2012, 5.625%, 5–15–42	5,300	5,527
IL Fin Auth, Rev and Rfdg Bonds (Roosevelt Univ Proj), Ser 2009, 6.500%, 4–1–44	10,000	10,880
IL Fin Auth, Rev Bonds (Admiral at the Lake Proj), Ser 2010A:		
8.000%, 5–15–40	15,000	15,621
8.000%, 5–15–46	4,500	4,687

Ivy Municipal High Income Fund (in thousands) SEPTEMBER 30, 2014 (UNAUDITED)

MUNICIPAL BONDS (Continued)	Principal	Value
Illinois (Continued)		
IL Fin Auth, Rev Bonds (Navistar Intl Corp. Proj), Ser 2010, 6.500%, 10–15–40	$10,500	$11,233
IL Fin Auth, Rev Bonds (Silver Cross Hosp and Med Ctrs), Ser 2009, 7.000%, 8–15–44	7,000	8,086
IL Fin Auth, Rev Bonds (Three Crowns Park Proj), Ser 2006A:		
5.875%, 2–15–26	1,000	1,017
5.875%, 2–15–38	3,000	3,029
Springfield, Sangamon Cnty, IL, Spl Svc Area (Legacy Pointe), Tax Bonds, Ser 2009, 7.875%, 3–1–32	500	529
Springfield, Sangamon Cnty, IL, Spl Svc Area (Legacy Pointe), Tax Bonds, Ser 2010, 7.500%, 3–1–32	1,500	1,574
SW IL Dev Auth, Local Govt Prog Rev Bonds (City of Belleville-Carlyle/Green Mount Redev Proj), Ser 2011A, 7.000%, 7–1–41	6,000	6,314
SW IL Dev Auth, Local Govt Prog Rev Bonds (Granite City Proj), Ser 2008, 7.000%, 12–1–22	1,710	2,060
SW IL Dev Auth, Local Govt Prog Rev Bonds (Granite City Proj), Ser 2009, 8.000%, 1–15–22	390	429
SW IL Dev Auth, Local Govt Prog Rev Rfdg Bonds (Granite City Proj), Ser 2012, 5.250%, 3–1–23	5,330	5,601
Upper IL River Vly Dev Auth (Pleasant View Luther Home Proj), Rev Bonds, Ser 2010:		
7.250%, 11–15–40	1,100	1,170
7.375%, 11–15–45	1,500	1,596
Upper IL River Vly Dev Auth, Multi–Fam Hsng Rev Bonds (Deer Park of Huntley Proj), Ser 2012, 6.500%, 12–1–32	4,935	5,066
Vlg of Bridgeview, Cook Cnty, IL GO Rfdg Bonds, Ser 2014A, 5.500%, 12–1–43	5,000	5,286
Vlg of East Dundee, Kane and Cook Cnty, IL, Ltd. Oblig Tax Incr Rev Bonds (Route 25 South Redev Proj), Ser 2012, 5.625%, 12–1–31	1,505	1,463
Vlg of Matteson, Cook Cnty, IL, GO Cap Apprec Debt Cert, Ser 2010, 0.000%, 12–1–29 (A)	$ 1,840	$ 1,602
Vlg of Riverdale, Cook Cnty, IL, Unlimited Tax GO Bonds, Ser 2011, 8.000%, 10–1–36	10,145	11,175
		125,029
Indiana – 3.0%		
City of Carmel, IN, Rev Bonds, Ser 2012A:		
7.000%, 11–15–27	1,550	1,719
7.000%, 11–15–32	2,000	2,183
7.125%, 11–15–42	7,500	8,152
Hammond IN, Redev Dist Rev Bonds (Marina Area Proj), Ser 2008, 6.000%, 1–15–17	5	5
Hendricks Cnty Redev Dist, Tax Incr Rev Rfdg Bonds, Ser 2010B, 6.450%, 1–1–23	200	205
IN Fin Auth, Midwestrn Disaster Relief Rev Bonds (OH Vly Elec Corp. Proj), Ser 2012A, 5.000%, 6–1–39	10,000	10,427
Lake Station 2008 Bldg Corp., Lake Station, IN, First Mtg Bonds, Ser 2010, 6.000%, 7–15–27	3,170	3,522
Terre Haute, IN Rev Bonds (Westminister Vlg Proj), Ser 2012, 6.000%, 8–1–39	5,000	4,980
Whitestown, IN, Econ Dev Tax Incr Rev Bonds (Perry Indl Park and Whitestown Crossing Proj), Ser 2010A, 7.000%, 2–1–30	1,880	2,014
Whiting, IN, Redev Dist Tax Incr Rev Bonds (Standard Avenue Proj), Ser 2006, 5.350%, 1–15–27	3,770	3,873
Whiting, IN, Redev Dist Tax Incr Rev Bonds (Lakefront Dev Proj), Ser 2010, 6.750%, 1–15–32	1,175	1,303
		38,383
Iowa – 0.2%		
IA Fin Auth, Ret Cmnty Rev Bonds (Edgewater LLC Proj), Ser 2007A, 6.750%, 11–15–37	3,000	3,164
Kansas – 0.4%		
Arkansas City, KS Pub Bldg Comsn, Rev Bonds (South Cent KS Rgnl Med Ctr), Ser 2009, 7.000%, 9–1–38	$ 500	$ 554
Atchison, KS, Hosp Rev Bonds (Atchison Hosp Assoc), Ser 2009, 4.480%, 9–1–30 (B)	1,000	1,028
Lawrence, KS (The Bowersock Mills & Power Co. Hydroelec Proj) Indl Rev Bonds (Recovery Zone Fac Bonds), Ser 2010A, 7.625%, 8–1–37	4,000	4,120
		5,702
Kentucky – 2.3%		
KY Econ Dev Fin Auth, Hosp Rev Bonds, Ser 2010A:		
6.375%, 6–1–40	12,000	13,825
6.500%, 3–1–45	6,000	6,945
KY Pub Trans Infra Auth, First Tier Toll Rev Bonds, Ser 2013A, 5.750%, 7–1–49	5,000	5,671
Murray, KY, Hosp Fac Rev Bonds (Murray–Calloway Cnty Pub Hosp Corp. Proj), Ser 2010, 6.375%, 8–1–40	2,000	2,215
		28,656
Louisiana – 1.6%		
LA Pub Fac Auth, Solid Waste Disp Fac Rev Bonds (LA Pellets, Inc. Proj), Ser 2013B, 10.500%, 7–1–39	6,000	6,560
LA Pub Fac Auth, Solid Waste Disp Fac Rev Bonds (LA Pellets, Inc. Proj – Phase IIA), Ser 2014A, 8.375%, 7–1–39	13,500	13,912
		20,472
Maine – 0.2%		
ME Hlth and Higher Edu Fac Auth, Rev Bonds (Eastn ME Med Ctr Oblig Group Issue), Ser 2013, 5.000%, 7–1–43	2,000	2,101
Maryland – 0.4%		
MD Econ Dev Corp., Econ Dev Rev Bonds (Terminal Proj), Ser B, 5.750%, 6–1–35	500	538

Ivy Municipal High Income Fund *(in thousands)* SEPTEMBER 30, 2014 (UNAUDITED)

MUNICIPAL BONDS (Continued)	Principal	Value
Maryland (Continued)		
MD Econ Dev Corp., Port Fac Rfdg Rev Bonds (CNX Marine Terminals, Inc. Port of Baltimore Fac), Ser 2010, 5.750%, 9–1–25	$ 4,350	$ 4,802
		5,340
Massachusetts – 2.0%		
MA Port Auth, Spl Fac Rev Bonds (Delta Air Lines, Inc. Proj), Ser 2001B (Auction Rate Sec) (Insured by AMBAC), 0.133%, 1–1–31 (B)	30,000	25,200
Michigan – 5.4%		
Detroit, MI, GO Bonds, Ser 2004–A(1) (Insured by AMBAC), 5.250%, 4–1–23 (C)	1,420	1,359
Econ Dev Corp. of Oakland Cnty, Ltd. Oblig Rev Rfdg Bonds (The Roman Catholic Archdiocese of Detroit), Ser 2011, 6.500%, 12–1–20	4,425	4,749
Kent Hosp, Fin Auth Rev Bonds (Metro Hosp Proj), Ser 2005A, 6.250%, 7–1–40	15,500	15,946
MI Fin Auth, Pub Sch Academy Ltd. Oblig Rev and Rev Rfdg Bonds (MI Technical Academy Proj), Ser 2012:		
7.100%, 10–1–31	1,000	1,013
7.450%, 10–1–41	2,000	2,034
MI Fin Auth, Pub Sch Academy Ltd. Oblig Rev Bonds (Hanley Intl Academy, Inc. Proj), Ser 2010A, 6.125%, 9–1–40	4,535	4,737
MI Fin Auth, Rev Bonds (Sch Dist of Detroit), Ser 2012, 5.000%, 6–1–20	1,425	1,624
MI Fin Auth, Sr Edu Fac Rev Bonds (St. Catherine of Siena Academy Proj), Ser 2010A, 8.500%, 10–1–45	13,000	13,187
MI Fin Auth, State Aid Rev Notes (Sch Dist of Detroit), Ser 2001A-1, 8.000%, 10–1–30	2,480	2,483
MI Pub Edu Fac Auth, Ltd. Oblig Rev Bonds (Old Redford Academy Proj), Ser 2005A, 5.875%, 12–1–30	1,720	1,702

MUNICIPAL BONDS (Continued)	Principal	Value
Michigan (Continued)		
MI Tob Stlmt Fin Auth, Tob Stlmt Asset–Bkd Bonds, Ser 2008A, 6.875%, 6–1–42	$16,500	$15,440
MI Tob Stlmt Fin Auth, Tob Stlmt Asset-Bkd Bonds, Sr Current Int Bonds, Ser 2007A, 5.125%, 6–1–22	4,415	3,851
		68,125
Minnesota – 0.4%		
Minneapolis Hlth Care Sys Rev Bonds (Fairview Hlth Svc), Ser 2008B, 6.500%, 11–15–38	4,350	5,136
Missouri – 3.0%		
Arnold, MO, Real Ppty Tax Incr Rev Bonds (Arnold Triangle Redev Proj), Ser 2009A, 7.750%, 5–1–28	530	593
Belton, MO, Tax Incr Rev Bonds (Belton Marketplace Redev Proj), Ser 2012, 6.375%, 12–1–29	1,835	1,856
Belton, MO, Tax Incr Rev Bonds (Belton Town Centre Proj), Ser 2004:		
6.000%, 3–1–19	2,610	2,616
6.250%, 3–1–24	1,100	1,101
Belton, MO, Tax Incr Rev Bonds (Belton Town Centre Proj), Ser 2006, 5.625%, 3–1–25	520	520
Broadway-Fairview Trans Dev Dist (Columbia, MO), Trans Sales Tax Rev Bonds, Ser 2006A, 6.125%, 12–1–36	200	172
Grindstone Plaza Trans Dev Dist (Columbia, MO), Trans Sales Tax Rev Bonds, Ser 2006A:		
5.250%, 10–1–21	250	241
5.400%, 10–1–26	385	343
5.500%, 10–1–31	425	362
5.550%, 10–1–36	325	269
Jennings, MO, Tax Incr and Cmnty Impvt Rfdg Rev Bonds (Northland Redev Area Proj), Ser 2006, 5.000%, 11–1–23	2,360	2,361
Lakeside 370 Levee Dist (St. Charles Cnty, MO), Levee Dist Impvt Bonds, Ser 2008:		
6.000%, 4–1–18 (C)	1,170	644
7.000%, 4–1–28 (C)	535	294

MUNICIPAL BONDS (Continued)	Principal	Value
Missouri (Continued)		
Land Clearance for Redev Auth of St. Louis, Recovery Zone Fac Bonds (Kiel Opera House Proj), Ser 2010B, 7.000%, 9–1–35	$ 995	$1,011
Lee's Summit, MO, Tax Incr Rev Bonds (Summit Fair Proj), Ser 2011, 7.250%, 4–1–30	5,000	5,206
Meadows Trans Dev Dist (Lake Saint Louis, MO), Ser 2010, 5.400%, 5–1–35	1,090	1,143
MO Dev Fin Board, Research Fac Rev Bonds (Midwest Research Institute Proj), Ser 2007, 4.500%, 11–1–27	225	227
St. Louis Cnty, MO, Rev Notes (Lambert Arpt Eastn Perimeter Redev Proj-RPA1), Sr Ser B, 9.000%, 11–1–31	7,975	8,503
St. Louis Muni Fin Corp., Compound Int Leasehold Rev Bonds (Convention Ctr Cap Impvt Proj), Ser 2010A (Insured by AGM):		
0.000%, 7–15–36 (A)	750	284
0.000%, 7–15–37 (A)	1,500	543
Tax Incr Fin Comsn of Kansas City, MO, Tax Incr Rev Bonds (Brywood Ctr Proj), Ser 2010A, 8.000%, 4–1–33 (C)	3,950	1,383
The Elm Point Commons Cmnty Impvt Dist (St. Charles, MO), Spl Assmt Bonds, Ser 2007, 5.750%, 3–1–27	100	103
The Indl Dev Auth of Bridgeton, MO, Sales Tax Rev Bonds (Hilltop Cmnty Impvt Dist Proj), Ser 2008A, 5.875%, 11–1–35	250	231
The Indl Dev Auth of Kansas City, MO, Hlth Care Fac First Mtg Rev Bonds (The Bishop Spencer Place Proj), Ser 1994:		
6.250%, 1–1–24	1,275	1,282
6.500%, 1–1–35	3,000	3,011
The Indl Dev Auth of Lee's Summit, MO, Infra Fac Rev Bonds (Kensington Farms Impvt Proj), Ser 2007, 5.750%, 3–1–29	1,000	1,012

MUNICIPAL BONDS (Continued)

	Principal	Value
Missouri (Continued)		
The Indl Dev Auth of Moberly, MO, Annual Appropriation Recovery Zone Fac Bonds (Proj Sugar), Ser 2010–C, 6.000%, 9–1–24 (C)	$1,895	$ 123
The Indl Dev Auth of Platte Cnty, MO, Trans Rev Bonds (Zona Rosa Phase II Retail Proj), Ser 2007, 6.850%, 4–1–29	200	207
The Indl Dev Auth of St. Joseph, MO, Hlthcare Rev Bonds (Living Cmnty of St. Joseph Proj), Ser 2002, 7.000%, 8–15–32	3,000	3,002
		38,643
Nebraska – 0.7%		
Cent Plains Enrg Proj, Gas Proj Rev Bonds (Proj No. 3), Ser 2012:		
5.250%, 9–1–37	5,000	5,485
5.000%, 9–1–42	3,000	3,210
		8,695
Nevada – 0.2%		
Las Vegas Redev Agy, NV, Tax Incr Rev Bonds, Ser 2009A, 8.000%, 6–15–30	1,500	1,743
Overton Power Dist No. 5 (NV), Spl Oblig Rev Bonds, Ser 2008, 8.000%, 12–1–38	265	313
		2,056
New Hampshire – 0.2%		
NH Hlth and Edu Fac Auth, Rev Bonds, Rivermead Issue, Ser 2011A, 6.875%, 7–1–41	2,300	2,555
New Jersey – 1.3%		
NJ Econ Dev Auth, Cigarette Tax Rev Rfdg Bonds, Ser 2012:		
5.000%, 6–15–26	1,000	1,121
5.000%, 6–15–28	1,000	1,108
5.000%, 6–15–29	500	551
NJ Econ Dev Auth, Spl Fac Rev Bonds (Continental Airlines, Inc. Proj), Ser 2000A, 5.625%, 11–15–30	2,500	2,708
NJ Edu Fac Auth, Rev Rfdg Bonds, Univ of Medicine and Dentistry of NJ Issue, Ser 2009B:		
7.125%, 12–1–23	850	1,086
7.500%, 12–1–32	450	582

MUNICIPAL BONDS (Continued)

	Principal	Value
New Jersey (Continued)		
Tob Stlmt Fin Corp., Tob Stlmt Asset-Bkd Bonds, Ser 2007–1A, 5.000%, 6–1–41	$12,000	$ 8,891
		16,047
New York – 2.6%		
Dormitory Auth, Sch Dist Rev Bond Fin Prog, Ser 2010A (Insured by AGM), 5.000%, 10–1–22	1,000	1,151
Nassau Cnty Indl Dev Agy, Continuing Care Ret Cmnty Rev Bonds (Amsterdam at Harborside Proj), Ser 2007A:		
6.500%, 1–1–27 (C)	6,750	4,928
6.700%, 1–1–43 (C)	13,000	9,490
Nassau Cnty Indl Dev Agy, Continuing Care Ret Cmnty Rev Bonds (Amsterdam at Harborside Proj), Ser 2007C, 10.000%, 1-1-28 (B)(C) ..	8,715	6,362
The Orange Co. Funding Corp. (NY), Assisted Living Residence Rev Bonds (The Hamlet at Wallkill Assisted Living Proj), Ser 2012, 6.500%, 1–1–46	11,500	11,162
		33,093
North Carolina – 0.1%		
NC Med Care Comsn, Ret Fac First Mtg Rev Bonds (Galloway Ridge Proj), Ser 2010A, 6.000%, 1–1–39	1,520	1,600
Ohio – 2.2%		
Cleveland–Cuyahoga Cnty Port Auth, Dev Rev Bonds (Garfield Heights Proj), Ser 2004D, 5.250%, 5–15–23	1,055	1,057
Cleveland–Cuyahoga Cnty Port Auth, Dev Rev Bonds (Flats East Dev Proj), Ser 2010B, 7.000%, 5–15–40	2,600	2,894
Cnty of Muskingum, OH, Hosp Fac Rev Bonds (Genesis Hlth Care Sys Oblig Group Proj), Ser 2013, 5.000%, 2–15–48	8,000	8,002

MUNICIPAL BONDS (Continued)

	Principal	Value
Ohio (Continued)		
Columbus-Franklin Cnty Fin Auth, Dev Rev Bonds (Cent OH Rgnl Bond Fund), (One Neighborhood Proj), Ser 2010A, 6.500%, 11–15–39	$1,225	$ 1,270
Greene Cnty Port Auth, Adult Svc Fac Rev Bonds (Greene, Inc. Proj), Ser 2009, 7.500%, 12–1–33	500	581
OH Higher Edu Fac Rev Bonds (Ashland Univ 2010 Proj), 6.250%, 9–1–24	830	797
SE OH Port Auth, Hosp Fac Rev Rfdg and Impvt Bonds (Mem Hlth Sys of OH), Ser 2012, 6.000%, 12–1–42	3,750	3,779
Toledo–Lucas Cnty Port Auth, Dev Rev Bonds (Toledo Sch for the Arts Proj), Ser 2007B, 5.500%, 5–15–28	830	883
Toledo–Lucas Cnty Port Auth, Spl Assmt Rev Bonds (Crocker Park Pub Impvt Proj), Ser 2003, 5.375%, 12–1–35	9,000	9,061
		28,324
Oklahoma – 0.8%		
OK Cnty Fin Auth, Ret Fac Rev Bonds (Concordia Life Care Cmnty), Ser 2005:		
6.125%, 11–15–25	2,000	2,031
6.000%, 11–15–38	7,495	7,547
		9,578
Oregon – 1.0%		
Hosp Fac Auth of Deschutes Cnty, OR, Hosp Rev Rfdg Bonds (Cascade Hlthcare Cmnty, Inc.), Ser 2008, 8.250%, 1–1–38	1,240	1,508
Hosp Fac Auth of Salem, OR, Rev Rfdg Bonds (Cap Manor, Inc.), Ser 2012, 6.000%, 5–15–42	1,900	2,029
OR Fac Auth, Rev Bonds (Concordia Univ Proj), Ser 2010A:		
6.125%, 9–1–30	1,035	1,103
6.375%, 9–1–40	1,750	1,888
Port of Portland, OR, Portland Intl Arpt Passenger Fac Charge Rev Bonds, Ser 2011A, 5.500%, 7–1–30	5,180	5,893
		12,421

MUNICIPAL BONDS (Continued)	Principal	Value
Pennsylvania – 4.9%		
Butler Cnty Hosp Auth, Hosp Rev Bonds (Butler Hlth Sys Proj), Ser 2009B, 7.250%, 7–1–39	$ 200	$ 235
Cumberland Cnty Muni Auth, Rfdg Rev Bonds (Asbury PA Oblig Group), Ser 2010, 6.125%, 1–1–45	5,000	5,300
Delaware Cnty Indl Dev Auth, Charter Sch Rev Bonds (Chester Cmnty Charter Sch Proj), Ser 2010A, 6.125%, 8–15–40	14,500	13,962
PA Higher Edu Fac Auth, Rev Bonds (Edinboro Univ Fndtn Student Hsng Proj at Edinboro Univ of PA), Ser 2010, 6.000%, 7–1–43	2,530	2,755
PA Higher Edu Fac Auth, Student Hsng Rev Bonds (Univ Ppty, Inc. Student Hsng Proj at East Stroudsburg Univ of PA), Ser 2010, 6.000%, 7–1–21	1,000	1,154
PA Tpk Comsn, Tpk Sub Rev Bonds, Ser 2009E, 0.000%, 12–1–38 (A)	19,000	20,020
Philadelphia Auth Indl Dev, Rev Bonds (Global Leadership Academy Charter Sch Proj), Ser 2010, 6.375%, 11–15–40	1,000	1,080
Philadelphia Auth Indl Dev, Rev Bonds (Mariana Bracetti Academy Charter Sch Proj), Ser 2011:		
7.150%, 12–15–36	6,000	6,704
7.625%, 12–15–41	6,925	7,917
Philadelphia Auth Indl Dev, Rev Bonds (New Foundations Charter Sch Proj), Ser 2012, 6.625%, 12–15–41	2,000	2,183
Philadelphia, PA, Gas Works Rev Bonds (1998 Gen Ordinace), Ninth Ser, 5.250%, 8–1–40	1,250	1,430
The Borough of Langhorne Manor, Higher Edu and Hlth Auth (Bucks Cnty, PA), Hosp Rev Bonds (Lower Bucks Hosp), Ser 1992, 7.300%, 7–1–12 (C)	70	21
		62,761

MUNICIPAL BONDS (Continued)	Principal	Value
Puerto Rico – 5.7%		
Cmnwlth of PR, GO Bonds of 2014, Ser A, 8.000%, 7–1–35	$11,000	$ 9,698
Cmnwlth of PR, Pub Impvt Rfdg GO Bonds, Ser 2011C, 6.500%, 7–1–40	3,000	2,332
Cmnwlth of PR, Pub Impvt Rfdg GO Bonds, Ser 2012A:		
5.750%, 7–1–28	3,000	2,310
5.500%, 7–1–39	5,000	3,669
PR Aqueduct and Sewer Auth, Rev Bonds, Ser 2012A (Sr Lien), 5.250%, 7–1–24	9,000	7,005
PR Aqueduct and Sewer Auth, Rev Bonds, Ser A, 6.000%, 7–1–47	12,000	8,873
PR Elec Power Auth, Power Rev Bonds, Ser 2010XX:		
5.750%, 7–1–36	2,415	1,437
5.250%, 7–1–40	5,270	3,137
PR Elec Power Auth, Power Rev Bonds, Ser 2012A, 5.000%, 7–1–42	10,000	5,953
PR Elec Power Auth, Power Rev Bonds, Ser 2013A:		
7.000%, 7–1–40	1,000	595
7.000%, 7–1–43	14,000	8,329
PR Pub Bldg Auth, Govt Fac Rev Rfdg Bonds, Ser U, 5.250%, 7–1–42	8,755	6,137
PR Pub Fin Corp. (Cmnwlth Approp Bonds), 2011 Ser B:		
6.000%, 8–1–25	5,025	2,617
6.000%, 8–1–26	1,000	521
PR Sales Tax Fin Corp., Sales Tax Rev Bonds, First Sub Ser 2009A, 6.375%, 8–1–39	5,500	4,629
PR Sales Tax Fin Corp., Sales Tax Rev Bonds, First Sub Ser 2010A, 5.375%, 8–1–39	5,000	3,797
PR Sales Tax Fin Corp., Sales Tax Rev Bonds, First Sub Ser 2010C, 6.500%, 8–1–35	1,000	860
		71,899
South Carolina – 0.1%		
Piedmont Muni Pwr Agy, SC, Elec Rev Rfdg Bonds, Ser 2008C, 5.750%, 1–1–34	1,550	1,772
Texas – 14.2%		
Cap Area Cultural Ed Fac Fin Corp., Rev Bonds (The Roman Catholic Diocese of Austin), Ser 2005B, 6.125%, 4–1–45	3,150	3,627

MUNICIPAL BONDS (Continued)	Principal	Value
Texas (Continued)		
Cass Cnty Indl Dev Corp., Envirnmt Impvt Rev Bonds, Ser 2009A, 9.500%, 3–1–33	$ 500	$ 619
Cent TX Rgnl Mobility Auth, Sr Lien Rev Bonds, Ser 2010:		
0.000%, 1–1–36 (A)	500	178
0.000%, 1–1–40 (A)	500	141
Cent TX Rgnl Mobil Auth, Sub Lien Rev Rfdg Bonds, Ser 2013, 5.000%, 1–1–33	6,000	6,355
Cent TX Rgnl Mobility Auth, Sub Lien Rev Rfdg Bonds, Ser 2013, 5.000%, 1–1–42	3,000	3,135
Dallas/Fort Worth Intl Arpt, Joint Rev Impvt Bonds, Ser 2013A, 5.000%, 11–1–45	8,000	8,431
Grand Prkwy Trans Corp., First Tier Toll Rev Bonds, Ser 2013A, 5.500%, 4–1–53	10,000	11,169
Hackberry, TX, Combination Spl Assmt and Contract Rev Road Bonds (Hackberry Hidden Cove Pub Impvt Dist No. 2 Proj), Ser 2009A:		
8.625%, 9–1–29	125	141
9.000%, 9–1–38	1,250	1,407
Harris Cnty Cultural Edu Fac Fin Corp., Rev Rfdg Bonds (Space Ctr Houston Proj), Sr Ser 2009, 7.000%, 8–15–28	500	543
Hopkins Cnty Hosp Dist, Hosp Rev Bonds, Ser 2008:		
6.000%, 2–15–33	2,000	2,044
6.000%, 2–15–38	250	254
Houston Higher Edu Fin Corp., Edu Rev Bonds (Cosmos Fndtn, Inc.), Ser 2011A, 6.875%, 5–15–41	3,800	4,618
Houston, TX Arpt Sys, Sub Lien Rev Rfdg Bonds, Ser 2011B:		
5.000%, 7–1–25	1,000	1,162
5.000%, 7–1–26	2,680	3,097
La Vernia Higher Edu Fin Corp. (KIPP, Inc.), Ser 2009A, 6.375%, 8–15–44	2,000	2,265
La Vernia Higher Edu Fin Corp. (Winfree Academy Charter Sch), Edu Rev Bonds, Ser 2009, 9.000%, 8–15–38	2,505	2,910

Ivy Municipal High Income Fund *(in thousands)* SEPTEMBER 30, 2014 (UNAUDITED)

MUNICIPAL BONDS (Continued)	Principal	Value
Texas (Continued)		
Lubbock Hlth Fac Dev Corp., First Mtg Rev and Rfdg Bonds (Carillon Sr Life Care Cmnty Proj), Ser 2005A:		
6.500%, 7–1–26	$ 1,500	$ 1,556
6.625%, 7–1–36	7,000	7,225
Mission Econ Dev Corp., Solid Waste Disp Rev Bonds (Dallas Clean Enrg McCommas Bluff LLC Proj), Ser 2011, 6.875%, 12–1–24	2,540	2,678
North TX Twy Auth, Spl Proj Sys Rev Bonds Convertible Cap Apprec Bonds, Ser 2011C, 0.000%, 9-1-43 (A)	11,000	9,558
Pharr, TX Higher Edu Fin Auth, Edu Rev Bonds (Idea Pub Sch), Ser 2009A:		
6.250%, 8–15–29	350	395
6.500%, 8–15–39	200	227
Sanger, TX, Indl Dev Corp., Indl Dev Rev Bonds (TX Pellets Proj), Ser 2012B, 8.000%, 7–1–38	10,000	11,033
Tarrant Cnty Cultural Edu Fac Fin Corp., Charter Sch Rev Bonds (Trinity Basin Preparatory Proj), Ser 2009A, 7.750%, 6–1–39	155	197
Tarrant Cnty Cultural Edu Fac Fin Corp., Ret Fac Rev Bonds (NW Sr Hsng Corp. – Edgemere Proj), Ser 2006A:		
6.000%, 11–15–26	2,035	2,120
6.000%, 11–15–36	6,615	6,818
Tarrant Cnty Cultural Edu Fac Fin Corp., Ret Fac Rev Bonds (Buckingham Sr Living Cmnty, Inc. Proj), Ser 2007:		
5.500%, 11–15–22	2,000	2,082
5.625%, 11–15–27	250	258
5.750%, 11–15–37	6,840	6,977
Tarrant Cnty Cultural Edu Fac Fin Corp., Ret Fac Rev Bonds (Mirador Proj), Ser 2010A:		
8.000%, 11–15–29	2,500	2,431
8.125%, 11–15–39	5,000	4,826
Travis Cnty Hlth Fac Dev Corp., Ret Fac Rev Bonds (Querencia at Barton Creek Proj), Ser 2005A, 5.100%, 11–15–15	400	413
TX Muni Gas Acquisition and Supply Corp. III, Gas Supply Rev Bonds, Ser 2012, 5.000%, 12–15–32	3,000	3,217
TX Private Activity Bond Surface Trans Corp., Sr Lien Rev Bonds (North Tarrant Express Managed Lanes Proj), Ser 2009, 6.875%, 12–31–39	$12,975	$ 15,355
TX Private Activity Bond Surface Trans Corp., Sr Lien Rev Bonds (LBJ Infra Group LLC IH–635 Managed Lanes Proj), Ser 2010:		
7.500%, 6–30–32	2,000	2,491
7.500%, 6–30–33	2,700	3,357
7.000%, 6–30–40	13,430	16,187
TX Pub Fin Auth Charter Sch Fin Corp., Edu Rev Bonds (Cosmos Fndtn, Inc.), Ser 2010A, 6.200%, 2–15–40	10,000	11,324
TX Pub Fin Auth Charter Sch Fin Corp., Edu Rev Bonds (Odyssey Academy, Inc.), Ser 2010A, 7.125%, 2–15–40	2,000	2,249
TX Trans Comsn Cent TX Tpk Sys, First Tier Rev Rfdg Bonds, Ser 2012–A, 5.000%, 8–15–41	10,000	10,785
Wise Cnty, TX, Lease Rev Bonds (Parker Cnty Jr College Dist Proj), Ser 2011, 8.000%, 8–15–34	5,000	5,943
		181,798
Utah – 0.4%		
UT State Charter Sch Fin Auth, Charter Sch Rev Bonds (Paradigm High Sch), Ser 2010, 6.375%, 7–15–40	2,160	2,161
UT State Charter Sch Fin Auth, Charter Sch Rev Bonds (North Davis Preparatory Academy), Ser 2010, 6.250%, 7–15–30	1,015	1,106
UT State Charter Sch Fin Auth, Charter Sch Rev Bonds (North Star Academy Proj), Ser 2010B, 7.000%, 7–15–45	2,100	2,335
		5,602
Virgin Islands – 0.1%		
VI Pub Fin Auth, Sub Rev Bonds (VI Matching Fund Loan Note – Diageo Proj), Ser 2009A, 6.625%, 10–1–29	$ 935	$ 1,071
Virginia – 2.2%		
Econ Dev Auth of James City Cnty, VA, Residential Care Fac Rev Bonds (VA Utd Methodist Homes of Williamsburg, Inc.), Ser 2013A:		
6.000%, 6–1–43	3,039	2,773
2.000%, 10–1–48	983	20
Indl Dev Auth of Smyth Cnty, VA, Hosp Rev Bonds (Mountain States Hlth Alliance), Ser 2009A, 8.000%, 7–1–38	460	548
Indl Dev Auth of Washington Cnty, VA, Hosp Rev Bonds (Mountain States Hlth Alliance), Ser 2009C:		
7.250%, 7–1–19	620	685
7.500%, 7–1–29	25	29
Mosaic Dist Cmnty Dev Auth, Fairfax Cnty, VA, Rev Bonds, Ser 2011A, 6.875%, 3–1–36	4,300	4,969
Norfolk Redev and Hsng Auth, First Mtg Rev Bonds (Fort Norfolk Ret Cmnty, Inc. – Harbor's Edge Proj), Ser 2004A, 6.125%, 1–1–35	1,000	1,001
Norfolk Redev and Hsng Auth, Multifam Rental Hsng Fac Rev Bonds (1016 L.P. – Sussex Apt Proj), Ser 1996, 8.000%, 9–1–26	405	406
VA Small Business Fin Auth, Sr Lien Rev Bonds (Elizabeth River Crossing Opco LLC Proj), Ser 2012:		
6.000%, 1–1–37	8,000	9,059
5.500%, 1–1–42	7,500	8,118
		27,608
Washington – 1.6%		
Indl Dev Corp of the Port of Seattle, Spl Fac Rev Rfdg Bonds (Delta Air Lines, Inc. Proj), Ser 2012, 5.000%, 4–1–30	4,000	4,075
Port of Sunnyside, Yakima Cnty, WA, Rev Bonds (Indl Wastewater Treatment Sys), Ser 2008, 6.625%, 12–1–21	2,100	2,334

Ivy Municipal High Income Fund *(in thousands)*

MUNICIPAL BONDS (Continued)

	Principal	Value
Washington (Continued)		
WA Hlth Care Fac Auth, Rev Bonds (Cent WA Hlth Svcs Assoc), Ser 2009:		
6.250%, 7–1–24	$ 795	$ 893
7.000%, 7–1–31	1,680	1,914
7.000%, 7–1–39	2,000	2,270
WA Hlth Care Fac Auth, Rev Bonds (Seattle Cancer Care Alliance), Ser 2008,		
7.375%, 3–1–38	250	307
WA State Hsng Fin Comsn (Rockwood Ret Cmnty Proj), Nonprofit Hsng Rev and Rfdg Rev Bonds, Ser 2014A,		
7.500%, 1–1–49	8,000	8,866
		20,659
West Virginia – 0.4%		
Brooke Cnty, WV, Rev Bonds (Bethany College), Ser 2011A,		
6.750%, 10–1–37 . . .	4,000	4,522
Wisconsin – 1.3%		
Pub Fin Auth, Sr Arpt Fac Rev and Rfdg Bonds (TrIps Obligated Group), Ser 2012B,		
5.000%, 7–1–42	5,000	5,122
WI Hlth and Edu Fac Auth, Rev Bonds (Beloit College), Ser 2010A:		
6.125%, 6–1–35	1,220	1,365
6.125%, 6–1–39	250	278
WI Hlth and Edu Fac Auth, Rev Bonds (Saint John's Cmnty, Inc.), Ser 2009:		
7.250%, 9–15–29 . . .	2,180	2,575
7.625%, 9–15–39 . . .	5,500	6,561
		15,901
TOTAL MUNICIPAL BONDS – 91.4%		**$1,160,149**

(Cost: $1,129,996)

SHORT-TERM SECURITIES

	Principal	Value
Commercial Paper – 4.6%		
Air Products and Chemicals, Inc.,		
0.090%, 10–7–14 (D) . . .	$ 6,000	$ 6,000
Bemis Co., Inc.:		
0.230%, 10–1–14 (D) . . .	2,000	2,000
0.240%, 10–8–14 (D) . . .	7,200	7,200
BorgWarner, Inc.,		
0.260%, 10–22–14 (D) . .	3,000	3,000
Clorox Co. (The),		
0.220%, 10–14–14 (D) . .	4,800	4,800
DTE Gas Co.,		
0.210%, 10–6–14 (D) . . .	15,000	14,998
Kroger Co. (The),		
0.170%, 10–1–14 (D) . . .	1,285	1,285
NBCUniversal Enterprise, Inc.,		
0.240%, 10–10–14 (D) . . .	5,000	5,000
Virginia Electric and Power Co.:		
0.210%, 10–2–14 (D) . . .	9,000	9,000
0.210%, 10–3–14 (D) . . .	5,000	5,000
		58,283
Master Note – 0.3%		
Toyota Motor Credit Corp.,		
0.102%, 10–7–14 (E) . . .	4,210	4,210
Municipal Obligations – 1.2%		
City of Chicago, GO Var Rate Demand Bonds, Ser 2003B-1 (GTD by JPMorgan Chase & Co.),		
0.050%, 10–7–14 (E) . . .	5,000	5,000
Columbus Rgnl Arpt Auth, Cap Funding Rev Bonds (OASBO Expanded Asset Pooled Fin Prog), Sr Ser 2006,		
0.040%, 10–7–14 (E) . . .	500	500
Harris Cnty Hosp Dist, Sr Lien Rfdg Rev Bonds, Ser 2010 (GTD by JPMorgan Chase & Co.),		
0.040%, 10–7–14 (E) . . .	2,000	2,000
MN Office of Higher Edu, Adj Rate Supplemental Student Loan Prog Rev Bonds, Ser 2008B (Tax-Exempt),		
0.050%, 10–7–14 (E) . . .	4,300	4,300

SHORT-TERM SECURITIES (Continued)

	Principal	Value
Municipal Obligations (Continued)		
NY State Hsng Fin Agy, Riverside Ctr 2 Hsng Rev Bonds, Ser 2013A-2 (GTD by Bank of America N.A.),		
0.050%, 10–7–14 (E) . .	$1,000	$ 1,000
OR Hsng and Cmnty Svc Dept, Hsng Dev Rev Bonds (Pearl Fam Hsng Proj), Ser 2009B-1 (GTD by U.S. Bank N.A.),		
0.040%, 10–7–14 (E) . .	2,435	2,435
		15,235
TOTAL SHORT–TERM SECURITIES – 6.1%		$ 77,728

(Cost: $77,728)

TOTAL INVESTMENT SECURITIES – 97.5%		$1,237,877

(Cost: $1,207,724)

CASH AND OTHER ASSETS, NET OF LIABILITIES – 2.5%		31,140
NET ASSETS – 100.0%		$1,269,017

Notes to Schedule of Investments

(A) Zero coupon bond.

(B) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2014.

(C) Non-income producing as the issuer has either missed its most recent interest payment or declared bankruptcy.

(D) Rate shown is the yield to maturity at September 30, 2014.

(E) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2014. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2014. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Municipal Bonds	$ —	$1,160,149	$ —
Short-Term Securities	—	77,728	—
Total	$ —	$1,237,877	$ —

During the period ended September 30, 2014, securities totaling $26,775 were transferred from Level 3 to Level 2 due to the increased availability of observable market data due to increased market activity or information for these securities.

The following acronyms are used throughout this schedule:

AMBAC = American Municipal Bond Assurance Corp.
AGM = Assured Guaranty Municipal
GTD = Guaranteed

See Accompanying Notes to Financial Statements.

Asset Allocation

Stocks	**95.0%**
Industrials	26.3%
Consumer Discretionary	21.6%
Information Technology	16.9%
Financials	11.1%
Health Care	10.4%
Energy	5.5%
Consumer Staples	3.2%
Cash and Cash Equivalents	**5.0%**

Lipper Rankings

Category: Lipper Small-Cap Growth Funds	Rank	Percentile
1 Year	362/526	69
3 Year	341/461	74
5 Year	185/410	46
10 Year	36/271	14

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector
Vail Resorts, Inc.	Consumer Discretionary
Ultimate Software Group, Inc. (The)	Information Technology
SVB Financial Group	Financials
Landstar System, Inc.	Industrials
DexCom, Inc.	Health Care
Cepheid	Health Care
Jack Henry & Associates, Inc.	Information Technology
Portfolio Recovery Associates, Inc.	Industrials
Bank of the Ozarks, Inc.	Financials
Waste Connections, Inc.	Industrials

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Ivy Small Cap Growth Fund (in thousands) SEPTEMBER 30, 2014 (UNAUDITED)

COMMON STOCKS	Shares	Value
Air Freight & Logistics – 1.5%		
Hub Group, Inc. (A)	398	$16,127
Apparel Retail – 2.8%		
AnnTaylor Stores Corp. (A)	342	14,052
Zumiez, Inc. (A)	535	15,033
		29,085
Apparel, Accessories & Luxury Goods – 2.7%		
Carter's, Inc.	198	15,333
Fifth & Pacific Co., Inc. (A)	511	13,393
		28,726
Application Software – 5.5%		
SS&C Technologies Holdings, Inc. (A)	345	15,146
Tyler Technologies, Inc. (A)	122	10,741
Ultimate Software Group, Inc. (The) (A)(B)	221	31,210
		57,097
Asset Management & Custody Banks – 1.3%		
Financial Engines, Inc.	151	5,166
WisdomTree Investment, Inc. (A)	741	8,433
		13,599
Automotive Retail – 3.0%		
Asbury Automotive Group, Inc. (A)	218	14,069
Lithia Motors, Inc.	236	17,878
		31,947
Biotechnology – 2.6%		
ACADIA Pharmaceuticals, Inc. (A)	144	3,556
Cepheid (A)	532	23,417
		26,973
Broadcasting – 0.7%		
Cumulus Media Inc., Class A (A)	1,054	4,248
Townsquare Media, Inc. (A)	289	3,479
		7,727
Building Products – 1.0%		
Armstrong World Industries, Inc. (A)	179	10,046
Communications Equipment – 1.5%		
Ciena Corp. (A)	615	10,285
Finisar Corp. (A)	353	5,877
		16,162
Construction & Engineering – 1.8%		
Primoris Services Corp.	700	18,785
Construction Machinery & Heavy Trucks – 3.3%		
Wabash National Corp. (A)	1,132	15,082
Westinghouse Air Brake Technologies Corp.	248	20,125
		35,207
Consumer Finance – 1.4%		
First Cash Financial Services, Inc. (A)	256	$14,356
Data Processing & Outsourced Services – 2.2%		
Jack Henry & Associates, Inc. (B)	418	23,238
Distributors – 1.3%		
Pool Corp.	258	13,917
Diversified Support Services – 2.2%		
Portfolio Recovery Associates, Inc. (A)	441	23,011
Electrical Components & Equipment – 0.1%		
Powell Industries, Inc.	22	915
Electronic Equipment & Instruments – 0.6%		
MTS Systems Corp.	97	6,628
Electronic Manufacturing Services – 1.2%		
IPG Photonics Corp. (A)	187	12,889
Environmental & Facilities Services – 2.5%		
Team, Inc. (A)	142	5,391
Waste Connections, Inc.	427	20,723
		26,114
Food Distributors – 1.1%		
United Natural Foods, Inc. (A)	192	11,818
General Merchandise Stores – 0.7%		
Burlington Stores, Inc. (A)	197	7,832
Health Care Equipment – 4.6%		
Cyberonics, Inc. (A)	102	5,239
DexCom, Inc. (A)	607	24,273
Heartware International, Inc. (A)	207	16,030
Novadaq Technologies, Inc. (A)	238	3,018
		48,560
Health Care Facilities – 0.7%		
Surgical Care Affiliates, Inc. (A)	285	7,615
Health Care Supplies – 1.5%		
Endologix, Inc. (A)	317	3,365
Spectranetics Corp. (The) (A)	483	12,834
		16,199
Health Care Technology – 1.0%		
Medidata Solutions, Inc. (A)	237	10,495
Hotels, Resorts & Cruise Lines – 1.1%		
La Quinta Holdings, Inc. (A)	607	11,529
Human Resource & Employment Services – 0.9%		
Kforce, Inc.	509	9,951
Industrial Machinery – 4.2%		
CLARCOR, Inc.	285	$17,991
Graham Corp.	333	9,586
RBC Bearings, Inc.	112	6,322
Tennant Co.	140	9,374
		43,273
Internet Software & Services – 3.0%		
ChannelAdvisor Corp. (A)	332	5,447
Demandware, Inc. (A)	338	17,186
Textura Corp. (A)	323	8,532
		31,165
Investment Banking & Brokerage – 1.0%		
Moelis & Co., Class A	299	10,211
Leisure Facilities – 4.0%		
Intrawest Resorts Holdings, Inc. (A)	814	7,874
Vail Resorts, Inc. (B)	396	34,349
		42,223
Office Services & Supplies – 1.4%		
HNI Corp.	400	14,378
Oil & Gas Equipment & Services – 3.0%		
Dril-Quip, Inc. (A)	98	8,788
Matrix Service Co. (A)	836	20,157
Natural Gas Services Group, Inc. (A)	116	2,802
		31,747
Oil & Gas Exploration & Production – 2.5%		
Athlon Energy, Inc. (A)	317	18,447
RSP Permian, Inc. (A)	309	7,898
		26,345
Packaged Foods & Meats – 2.1%		
B&G Foods, Inc.	356	9,794
Lance, Inc. (B)	459	12,164
		21,958
Real Estate Services – 0.6%		
RE/MAX Holdings, Inc., Class A	198	5,877
Regional Banks – 6.8%		
Bank of the Ozarks, Inc.	698	22,004
Cathay General Bancorp	503	12,492
IBERIABANK Corp.	188	11,771
SVB Financial Group (A)	237	26,527
		72,794
Restaurants – 4.5%		
Del Frisco's Restaurant Group, Inc. (A)	375	7,182
Fiesta Restaurant Group, Inc. (A)	280	13,934
Sonic Corp.	740	16,535
Zoe's Kitchen, Inc. (A)	283	8,720
		46,371

Ivy Small Cap Growth Fund *(in thousands)*

COMMON STOCKS (Continued)

	Shares	Value
Semiconductors – 2.4%		
Diodes, Inc. (A)	195	$ 4,661
Microsemi Corp. (A)	320	8,131
Power Integrations, Inc. (B)	233	12,540
		25,332
Specialty Stores – 0.8%		
Cabela's, Inc., Class A (A)(B)	140	8,222
Systems Software – 0.5%		
A10 Networks, Inc. (A)	547	4,986
Trading Companies & Distributors – 3.6%		
Rush Enterprises, Inc. (A) . . .	615	20,578
Watsco, Inc.	199	17,133
		37,711
Trucking – 3.8%		
Landstar System, Inc.	349	25,202
Saia, Inc. (A)	299	14,813
		40,015
TOTAL COMMON STOCKS – 95.0%		**$999,156**

(Cost: $750,664)

SHORT-TERM SECURITIES

	Principal	Value
Commercial Paper – 5.0%		
American Honda Finance Corp. (GTD by Honda Motor Co.), 0.080%, 10–6–14 (C)	$6,000	$ 6,000
Becton Dickinson & Co., 0.160%, 10–8–14 (C)	5,000	5,000
Bemis Co., Inc., 0.240%, 10–17–14 (C)	5,000	4,999
BorgWarner, Inc., 0.260%, 10–22–14 (C)	5,000	4,999
CVS Caremark Corp., 0.200%, 10–1–14 (C)	2,000	2,000
Danaher Corp., 0.090%, 10–9–14 (C)	2,000	2,000
Diageo Capital plc (GTD by Diageo plc):		
0.250%, 10–9–14 (C)	3,000	3,000
0.270%, 10–10–14 (C)	5,000	5,000
DTE Energy Co. (GTD by Detroit Edison Co.), 0.220%, 10–23–14 (C)	5,000	4,999
GlaxoSmithKline Finance plc (GTD by GlaxoSmithKline plc), 0.130%, 10–28–14 (C) . .	6,000	5,999
Kroger Co. (The), 0.170%, 10–1–14 (C) . . .	1,267	1,267
Virginia Electric and Power Co., 0.210%, 10–3–14 (C) . . .	7,000	7,000
		52,263

SHORT-TERM SECURITIES (Continued)

	Principal	Value
Master Note – 0.2%		
Toyota Motor Credit Corp., 0.102%, 10–7–14 (D) . . .	$2,283	$ 2,283
TOTAL SHORT-TERM SECURITIES – 5.2%		**$ 54,546**
(Cost: $54,547)		
TOTAL INVESTMENT SECURITIES – 100.2%		**$1,053,702**
(Cost: $805,211)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.2%)		**(1,954)**
NET ASSETS – 100.0%		**$1,051,748**

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) All or a portion of the security position is held in collateralized accounts for OTC derivatives collateral as governed by International Swaps and Derivatives Association, Inc. Master Agreements.

(C) Rate shown is the yield to maturity at September 30, 2014.

(D) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2014. Date shown represents the date that the variable rate resets.

The following total return swap agreements were outstanding at September 30, 2014:

Counterparty	Number of Shares	Underlying Security	Termination Date	Notional Amount	Financing Fee#	Unrealized Depreciation
JPMorgan Chase Bank N.A.	112	Biotech Custom Index	9–9–15	$11,262	1M LIBOR less 50 bps	$(570)

\#The Fund pays the financing fee multiplied by the notional amount each month. On the termination date of the swap contracts, the Fund will pay/receive the return of the underlying security.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2014. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$999,156	$ —	$ —
Short-Term Securities	—	54,546	—
Total	$999,156	$ 54,546	$ —
Liabilities			
Swap Agreements	$ —	$ 570	$ —

As of September 30, 2014, there were no transfers between Level 1 and 2 during the period.

The following acronyms are used throughout this schedule:

OTC = Over The Counter
GTD = Guaranteed

See Accompanying Notes to Financial Statements.

Asset Allocation

Stocks	**95.2%**
Financials	31.1%
Industrials	19.5%
Consumer Discretionary	13.3%
Energy	9.2%
Information Technology	8.1%
Materials	7.0%
Health Care	5.9%
Utilities	1.1%
Cash and Cash Equivalents	**4.8%**

Lipper Rankings

Category: Lipper Small-Cap Value Funds	Rank	Percentile
1 Year	69/286	25
3 Year	140/245	57
5 Year	151/194	78
10 Year	75/135	56

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector
Portfolio Recovery Associates, Inc.	Industrials
Armstrong World Industries, Inc.	Industrials
Atlas Pipeline Partners L.P.	Energy
Teradyne, Inc.	Information Technology
LifePoint Hospitals, Inc.	Health Care
Western Alliance Bancorporation	Financials
Matson, Inc.	Industrials
Saia, Inc.	Industrials
Carmike Cinemas, Inc.	Consumer Discretionary
SunCoke Energy Partners L.P.	Materials

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Ivy Small Cap Value Fund (in thousands) SEPTEMBER 30, 2014 (UNAUDITED)

COMMON STOCKS	Shares	Value
Aerospace & Defense – 0.5%		
Triumph Group, Inc.	22	$ 1,405
Apparel Retail – 2.8%		
Abercrombie & Fitch Co., Class A	155	5,626
Lands' End, Inc. (A)	65	2,685
		8,311
Application Software – 1.2%		
Synchronoss Technologies, Inc. (A)	77	3,525
Auto Parts & Equipment – 3.2%		
Dana Holding Corp.	210	4,028
Visteon Corp. (A)	56	5,475
		9,503
Building Products – 5.4%		
Armstrong World Industries, Inc. (A)	156	8,754
Continental Building Products, Inc. (A)	213	3,110
NCI Building Systems, Inc. (A)	222	4,298
		16,162
Casinos & Gaming – 1.4%		
Pinnacle Entertainment, Inc. (A)	168	4,225
Construction Machinery & Heavy Trucks – 2.5%		
Manitowoc Co., Inc. (The)	227	5,319
Terex Corp.	67	2,125
		7,444
Consumer Finance – 0.6%		
JG Wentworth Co. (A)	133	1,648
Data Processing & Outsourced Services – 0.6%		
CoreLogic, Inc. (A)	61	1,657
Diversified Support Services – 3.4%		
Portfolio Recovery Associates, Inc. (A)	193	10,065
Forest Products – 1.1%		
Boise Cascade Co. (A)	107	3,219
Gas Utilities – 1.1%		
Southwest Gas Corp.	65	3,151
Health Care Facilities – 5.9%		
Community Health Systems, Inc. (A)	84	4,597
HealthSouth Corp.	123	4,542
LifePoint Hospitals, Inc. (A)	118	8,172
		17,311
Investment Banking & Brokerage – 1.7%		
Greenhill & Co., Inc.	110	5,100

COMMON STOCKS (Continued)	Shares	Value
Life & Health Insurance – 2.8%		
American Equity Investment Life Holding Co.	161	$ 3,684
Fidelity & Guaranty Life	209	4,458
		8,142
Marine – 2.6%		
Matson, Inc.	309	7,722
Metal & Glass Containers – 0.9%		
Owens-Illinois, Inc. (A)	100	2,602
Movies & Entertainment – 3.8%		
Carmike Cinemas, Inc. (A)	236	7,320
Cinemark Holdings, Inc.	101	3,448
		10,768
Office REITs – 3.6%		
Corporate Office Properties Trust	175	4,511
Lexington Corp. Properties Trust	332	3,246
Parkway Properties, Inc.	158	2,975
		10,732
Oil & Gas Equipment & Services – 2.7%		
Basic Energy Services, Inc. (A)	111	2,416
GulfMark Offshore, Inc.	57	1,778
Key Energy Services, Inc. (A)	457	2,211
McDermott International, Inc. (A)	248	1,416
		7,821
Oil & Gas Refining & Marketing – 2.0%		
Western Refining, Inc.	140	5,883
Oil & Gas Storage & Transportation – 4.5%		
Atlas Energy L.P.	112	4,924
Atlas Pipeline Partners L.P.	231	8,411
		13,335
Property & Casualty Insurance – 1.8%		
Argo Group International Holdings Ltd.	107	5,393
Real Estate Operating Companies – 1.5%		
Forest City Enterprises, Inc., Class A (A)	229	4,485
Regional Banks – 9.9%		
First Horizon National Corp.	435	5,336
Synovus Financial Corp.	159	3,765
Texas Capital Bancshares, Inc. (A)	88	5,087
Webster Financial Corp.	143	4,179
Western Alliance Bancorporation (A)	329	7,851
Zions Bancorporation	106	3,077
		29,295

COMMON STOCKS (Continued)	Shares	Value
Reinsurance – 5.3%		
Endurance Specialty Holdings Ltd.	92	$ 5,060
Maiden Holdings Ltd.	400	4,426
Reinsurance Group of America, Inc.	75	6,042
		15,528
Restaurants – 2.1%		
Krispy Kreme Doughnuts, Inc. (A)	367	6,291
Retail REITs – 1.5%		
Kite Realty Group Trust	185	4,489
Semiconductor Equipment – 2.7%		
Teradyne, Inc.	424	8,213
Semiconductors – 2.5%		
Freescale Semiconductor, Inc. (A)	142	2,775
Spansion, Inc. (A)	204	4,649
		7,424
Specialized REITs – 1.4%		
Strategic Hotels & Resorts, Inc. (A)	357	4,156
Specialty Chemicals – 2.8%		
Cytec Industries, Inc.	94	4,427
Kraton Performance Polymers, Inc. (A)	219	3,904
		8,331
Steel – 2.2%		
SunCoke Energy Partners L.P.	217	6,386
Technology Distributors – 1.1%		
Insight Enterprises, Inc. (A)	140	3,173
Trucking – 5.1%		
Con-way, Inc.	46	2,180
Marten Transport Ltd.	309	5,507
Saia, Inc. (A)	150	7,419
		15,106
TOTAL COMMON STOCKS – 94.2%		**$278,001**
(Cost: $224,479)		

INVESTMENT FUNDS	Shares	Value
Asset Management & Custody Banks – 1.0%		
THL Credit, Inc.	224	2,883
TOTAL INVESTMENT FUNDS – 1.0%		**$ 2,883**
(Cost: $2,871)		

Ivy Small Cap Value Fund (in thousands) SEPTEMBER 30, 2014 (UNAUDITED)

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper – 2.8%		
GlaxoSmithKline Finance plc (GTD by GlaxoSmithKline plc), 0.130%, 10–28–14 (B)	$3,000	$3,000
McCormick & Co., Inc., 0.110%, 10–1–14 (B)	5,000	5,000
		8,000
Master Note – 1.3%		
Toyota Motor Credit Corp., 0.102%, 10–7–14 (C)	3,836	3,836
Municipal Obligations – Taxable – 0.8%		
MI Strategic Fund, Var Rate Demand Ltd. Oblig Rev Bonds (Air Products and Chemicals, Inc. Proj), Ser 2007 (GTD by Bank of New York (The)), 0.050%, 10–1–14 (C)	$2,493	$ 2,493
TOTAL SHORT-TERM SECURITIES – 4.9%		$ 14,329
(Cost: $14,329)		
TOTAL INVESTMENT SECURITIES – 100.1%		$295,213
(Cost: $241,679)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.1%)		(365)
NET ASSETS – 100.0%		$294,848

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Rate shown is the yield to maturity at September 30, 2014.

(C)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2014. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2014. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$278,001	$ —	$ —
Investment Funds	2,883	—	—
Short-Term Securities	—	14,329	—
Total	$280,884	$ 14,329	$ —

As of September 30, 2014, there were no transfers between Level 1 and 2 during the period.

The following acronyms are used throughout this schedule:

GTD = Guaranteed
REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.

Asset Allocation

Stocks	**95.6%**
Consumer Discretionary	24.9%
Information Technology	23.5%
Health Care	17.3%
Industrials	15.7%
Consumer Staples	7.8%
Energy	3.9%
Telecommunication Services	2.5%
Cash and Cash Equivalents	**4.4%**

Lipper Rankings

Category: Lipper Large-Cap Growth Funds	Rank	Percentile
1 Year	123/715	18
3 Year	355/613	58
5 Year	402/547	74

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector
Apple, Inc.	Information Technology
Gilead Sciences, Inc.	Health Care
Visa, Inc., Class A	Information Technology
MasterCard, Inc., Class A	Information Technology
HCA Holdings, Inc.	Health Care
Union Pacific Corp.	Industrials
NIKE, Inc., Class B	Consumer Discretionary
SBA Communications Corp.	Telecommunication Services
Amazon.com, Inc.	Consumer Discretionary
Allergan, Inc.	Health Care

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Ivy Tax-Managed Equity Fund (in thousands) SEPTEMBER 30, 2014 (UNAUDITED)

COMMON STOCKS	Shares	Value
Aerospace & Defense – 2.6%		
Boeing Co. (The)	5	$ 693
Precision Castparts Corp.	3	751
		1,444
Apparel Retail – 1.6%		
Limited Brands, Inc.	13	864
Application Software – 2.0%		
Adobe Systems, Inc. (A)	16	1,093
Biotechnology – 8.4%		
Alexion Pharmaceuticals, Inc. (A)	3	547
Biogen Idec, Inc. (A)	4	1,257
Gilead Sciences, Inc. (A)	18	1,882
Incyte Corp. (A)	7	343
KYTHERA Biopharmaceuticals, Inc. (A)	9	282
Vertex Pharmaceuticals, Inc. (A)	3	326
		4,637
Brewers – 1.5%		
Anheuser-Busch InBev S.A. ADR	7	811
Broadcasting – 1.7%		
CBS Corp., Class B	18	940
Cable & Satellite – 3.9%		
Comcast Corp., Class A	20	1,065
Time Warner Cable, Inc.	7	1,047
		2,112
Casinos & Gaming – 2.7%		
Las Vegas Sands, Inc.	16	981
Wynn Resorts Ltd.	3	516
		1,497
Communications Equipment – 0.8%		
F5 Networks, Inc. (A)	4	416
Construction Machinery & Heavy Trucks – 1.4%		
Caterpillar, Inc.	8	743
Consumer Electronics – 1.4%		
Harman International Industries, Inc.	8	784
Data Processing & Outsourced Services – 8.5%		
FleetCor Technologies, Inc. (A)	7	995
MasterCard, Inc., Class A	24	1,774
Visa, Inc., Class A	9	1,852
		4,621
Food Retail – 1.4%		
Casey's General Stores, Inc.	10	739
Footwear – 2.6%		
NIKE, Inc., Class B	16	1,415

COMMON STOCKS (Continued)	Shares	Value
Health Care Facilities – 4.6%		
HCA Holdings, Inc. (A)	21	$1,467
Universal Health Services, Inc., Class B	10	1,045
		2,512
Hotels, Resorts & Cruise Lines – 2.2%		
Hilton Worldwide Holdings, Inc. (A)	27	660
Starwood Hotels & Resorts Worldwide, Inc.	6	534
		1,194
Hypermarkets & Super Centers – 1.1%		
Costco Wholesale Corp.	5	609
Industrial Machinery – 3.5%		
Flowserve Corp.	7	515
Pall Corp.	7	599
Pentair, Inc.	12	818
		1,932
Internet Retail – 6.3%		
Amazon.com, Inc. (A)	4	1,387
JD.com, Inc. ADR (A)	34	871
priceline.com, Inc. (A)	1	1,159
		3,417
Internet Software & Services – 6.5%		
Facebook, Inc., Class A (A)	14	1,111
Google, Inc., Class A (A)	1	824
Google, Inc., Class C (A)	1	808
Twitter, Inc. (A)	16	815
		3,558
Movies & Entertainment – 1.9%		
Twenty-First Century Fox, Inc., Class A	30	1,042
Oil & Gas Equipment & Services – 3.9%		
Halliburton Co.	14	895
Schlumberger Ltd.	12	1,221
		2,116
Packaged Foods & Meats – 0.9%		
Mead Johnson Nutrition Co.	5	495
Personal Products – 1.3%		
Estee Lauder Co., Inc. (The), Class A	9	687
Pharmaceuticals – 4.3%		
Allergan, Inc.	8	1,355
Bristol-Myers Squibb Co.	19	972
		2,327
Railroads – 6.5%		
Canadian Pacific Railway Ltd.	6	1,245
Kansas City Southern	7	837
Union Pacific Corp.	13	1,447
		3,529

COMMON STOCKS (Continued)	Shares	Value
Restaurants – 0.6%		
Starbucks Corp.	4	$ 312
Semiconductor Equipment – 1.7%		
Applied Materials, Inc.	43	923
Technology Hardware, Storage & Peripherals – 4.0%		
Apple, Inc.	22	2,179
Tobacco – 1.6%		
Philip Morris International, Inc.	11	916
Trucking – 1.7%		
J.B. Hunt Transport Services, Inc.	13	940
Wireless Telecommunication Service – 2.5%		
SBA Communications Corp. (A)	13	1,387
TOTAL COMMON STOCKS – 95.6%		**$52,191**
(Cost: $37,870)		

SHORT-TERM SECURITIES	Principal	
Master Note – 2.8%		
Toyota Motor Credit Corp., 0.102%, 10–7–14 (B)	$1,557	1,557
TOTAL SHORT-TERM SECURITIES – 2.8%		**$ 1,557**
(Cost: $1,557)		
TOTAL INVESTMENT SECURITIES – 98.4%		**$53,748**
(Cost: $39,427)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.6%		**899**
NET ASSETS – 100.0%		**$54,647**

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2014. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2014. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$ 52,191	$ —	$ —
Short-Term Securities	—	1,557	—
Total	$ 52,191	$ 1,557	$ —

As of September 30, 2014, there were no transfers between Level 1 and 2 during the period.

The following acronym is used throughout this schedule:

ADR = American Depositary Receipts

See Accompanying Notes to Financial Statements.

Ivy Value Fund

Asset Allocation

Stocks	**94.3%**
Financials	23.3%
Energy	20.0%
Health Care	13.5%
Information Technology	11.9%
Consumer Discretionary	11.7%
Consumer Staples	8.2%
Materials	5.7%
Cash and Cash Equivalents	**5.7%**

Lipper Rankings

Category: Lipper Large-Cap Value Funds	Rank	Percentile
1 Year	15/478	4
3 Year	60/421	15
5 Year	106/373	29
10 Year	61/246	25

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector
Western Digital Corp.	Information Technology
Citigroup, Inc.	Financials
Capital One Financial Corp.	Financials
SanDisk Corp.	Information Technology
JPMorgan Chase & Co.	Financials
Time Warner Cable, Inc.	Consumer Discretionary
Philip Morris International, Inc.	Consumer Staples
Occidental Petroleum Corp.	Energy
Teva Pharmaceutical Industries Ltd. ADR	Health Care
Xerox Corp.	Information Technology

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Ivy Value Fund (in thousands) SEPTEMBER 30, 2014 (UNAUDITED)

COMMON STOCKS	Shares	Value
Asset Management & Custody Banks – 2.4%		
Blackstone Group L.P. (The)	191	$ 6,007
State Street Corp.	23	1,656
		7,663
Biotechnology – 2.2%		
Amgen, Inc. (A)	49	6,925
Cable & Satellite – 3.8%		
Time Warner Cable, Inc. (A)	85	12,125
Consumer Finance – 4.4%		
Capital One Financial Corp.	171	13,973
Department Stores – 1.9%		
Macy's, Inc. (A)	101	5,882
Diversified Chemicals – 3.0%		
Dow Chemical Co. (The)	183	9,586
Drug Retail – 2.8%		
CVS Caremark Corp.	111	8,827
Electronic Equipment & Instruments – 3.0%		
Xerox Corp.	731	9,671
General Merchandise Stores – 2.4%		
Target Corp.	122	7,622
Health Care Distributors – 2.0%		
McKesson Corp. (A)	32	6,249
Health Care Facilities – 2.2%		
HCA Holdings, Inc. (A)(B)	99	6,989
Homebuilding – 1.6%		
Pulte Homes, Inc.	285	5,024
Hotels, Resorts & Cruise Lines – 2.0%		
Wyndham Worldwide Corp.	79	6,403
Integrated Oil & Gas – 3.3%		
Occidental Petroleum Corp.	108	10,346
Life & Health Insurance – 2.4%		
MetLife, Inc.	141	7,558
Managed Health Care – 3.9%		
Humana, Inc.	65	$ 8,443
WellPoint, Inc.	36	4,306
		12,749
Multi-Line Insurance – 2.7%		
American International Group, Inc.	158	8,551
Oil & Gas Refining & Marketing – 5.8%		
HollyFrontier Corp.	67	2,940
Marathon Petroleum Corp. (A)	112	9,512
Phillips 66	73	5,936
		18,388
Oil & Gas Storage & Transportation – 10.9%		
Atlas Energy L.P. (A)	206	9,064
Atlas Pipeline Partners L.P.	257	9,352
MarkWest Energy Partners L.P.	56	4,294
Regency Energy Partners L.P.	295	9,636
VTTI Energy Partners L.P. (B)	92	2,315
		34,661
Other Diversified Financial Services – 8.6%		
Citigroup, Inc.	280	14,520
JPMorgan Chase & Co.	211	12,681
		27,201
Pharmaceuticals – 3.2%		
Teva Pharmaceutical Industries Ltd. ADR	187	10,024
Reinsurance – 2.8%		
Reinsurance Group of America, Inc.	113	9,039
Soft Drinks – 1.9%		
Coca-Cola Enterprises, Inc.	134	5,944
Specialty Chemicals – 2.7%		
LyondellBasell Industries N.V., Class A	79	8,541
Technology Hardware, Storage & Peripherals – 8.9%		
SanDisk Corp.	139	$ 13,586
Western Digital Corp. (A)	149	14,539
		28,125
Tobacco – 3.5%		
Philip Morris International, Inc.	136	11,325
TOTAL COMMON STOCKS – 94.3%		**$299,391**
(Cost: $231,993)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper – 3.9%		
Becton Dickinson & Co., 0.160%, 10–8–14 (C)	$5,000	5,000
DTE Energy Co. (GTD by Detroit Edison Co.), 0.210%, 10–3–14 (C)	1,624	1,624
Mondelez International, Inc., 0.140%, 10–1–14 (C)	1,730	1,730
Wisconsin Electric Power Co., 0.110%, 10–3–14 (C)	4,000	4,000
		12,354
Master Note – 0.8%		
Toyota Motor Credit Corp., 0.102%, 10–7–14 (D)	2,691	2,691
TOTAL SHORT-TERM SECURITIES – 4.7%		**$ 15,045**
(Cost: $15,045)		
TOTAL INVESTMENT SECURITIES – 99.0%		**$314,436**
(Cost: $247,038)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.0%		**3,178**
NET ASSETS – 100.0%		**$317,614**

Notes to Schedule of Investments

(A)All or a portion of the security position is held in collateralized accounts to cover potential obligations with respect to outstanding written options.

(B)No dividends were paid during the preceding 12 months.

(C)Rate shown is the yield to maturity at September 30, 2014.

(D)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2014. Date shown represents the date that the variable rate resets.

Ivy Value Fund *(in thousands)* SEPTEMBER 30, 2014 (UNAUDITED)

The following written options were outstanding at September 30, 2014 (contracts and exercise prices unrounded):

Underlying Security	Counterparty, if OTC	Type	Number of Contracts	Expiration Month	Exercise Price	Premium Received	Value
Amgen, Inc.	N/A	Call	56	October 2014	$145.00	$ 10	$ (6)
Atlas Energy L.P.	N/A	Call	202	October 2014	50.00	13	(5)
First Republic Bank	N/A	Put	96	November 2014	40.00	5	(3)
HCA Holdings, Inc.	N/A	Call	141	December 2014	75.00	32	(27)
Macy's, Inc.	N/A	Call	208	November 2014	65.00	16	(5)
Marathon Petroleum Corp.	N/A	Call	98	October 2014	95.00	16	(1)
McKesson Corp.	N/A	Call	161	October 2014	200.00	37	(17)
Time Warner Cable, Inc.	N/A	Call	196	January 2015	170.00	23	(7)
Western Digital Corp.	N/A	Call	89	October 2014	105.00	17	(1)
						$169	$(72)

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2014. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$299,391	$ —	$ —
Short-Term Securities	—	15,045	—
Total	$299,391	$15,045	$ —
Liabilities			
Written Options	$ 57	$ 15	$ —

As of September 30, 2014, there were no transfers between Level 1 and 2 during the period.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed
OTC = Over the Counter

See Accompanying Notes to Financial Statements.

(In thousands, except per share amounts)	Ivy Bond Fund	Ivy Core Equity Fund	Ivy Cundill Global Value Fund	Ivy Dividend Opportunities Fund	Ivy Emerging Markets Equity Fund[1]	Ivy European Opportunities Fund	Ivy Global Bond Fund
ASSETS							
Investments in unaffiliated securities at value+	$692,418	$1,047,753	$370,909	$405,357	$643,466	$ 187,663	$315,070
Investments at Value	692,418	1,047,753	370,909	405,357	643,466	187,663	315,070
Cash	32	1	432	1	358	1	4,201
Cash denominated in foreign currencies at value+	—	—	—	—	1,599	—	—
Restricted cash	—	—	—	—	54	—	—
Investment securities sold receivable	—	23,711	—	—	—	4,981	—
Dividends and interest receivable	4,772	1,043	1,202	857	524	540	3,675
Capital shares sold receivable	2,198	5,295	395	521	748	204	687
Receivable from affiliates	4	258	2	5	480	—	299
Unrealized appreciation on forward foreign currency contracts	—	—	1,296	—	—	1,310	—
Unrealized appreciation on swap agreements	—	—	—	—	274	—	—
Variation margin receivable	43	—	—	—	—	—	—
Prepaid and other assets	58	73	57	60	69	53	48
Total Assets	699,525	1,078,134	374,293	406,801	647,572	194,752	323,980
LIABILITIES							
Investment securities purchased payable	15,181	21,132	—	—	1,336	303	7,802
Capital shares redeemed payable	1,299	1,594	457	782	855	410	704
Distributions payable	101	—	—	—	—	—	—
Independent Trustees and Chief Compliance Officer fees payable	79	111	127	30	77	80	9
Distribution and service fees payable	5	9	3	4	5	1	2
Shareholder servicing payable	152	204	140	97	269	80	87
Investment management fee payable	10	20	9	8	17	5	5
Accounting services fee payable	15	23	11	11	15	6	9
Unrealized depreciation on forward foreign currency contracts	—	—	—	—	—	—	46
Written options at value+	—	—	—	—	2,798	—	—
Other liabilities	24	12	11	6	136	11	68
Total Liabilities	16,866	23,105	758	938	5,508	896	8,732
Total Net Assets	$682,659	$1,055,029	$373,535	$405,863	$642,064	$ 193,856	$315,248
NET ASSETS							
Capital paid in (shares authorized – unlimited)	$699,493	$ 790,544	$335,501	$264,654	$618,748	$ 296,526	$316,604
Undistributed (distributions in excess of) net investment income	(971)	257	391	1,776	5,714	3,346	1,155
Accumulated net realized gain (loss)	(22,493)	76,982	(14,726)	32,513	(83,941)	(120,264)	(2,617)
Net unrealized appreciation	6,630	187,246	52,369	106,920	101,543	14,248	106
Total Net Assets	$682,659	$1,055,029	$373,535	$405,863	$642,064	$ 193,856	$315,248
CAPITAL SHARES OUTSTANDING:							
Class A	60,617	38,548	18,739	14,742	29,634	5,189	19,433
Class B	672	799	188	596	589	69	586
Class C	2,010	11,230	1,317	2,290	2,845	348	3,497
Class E	347	551	68	228	15	3	N/A
Class I	560	14,487	440	1,050	7,806	906	6,832
Class R	24	147	19	16	61	11	44
Class R6	120	204	113	16	410	66	25
Class Y	258	5,141	229	511	700	175	928
NET ASSET VALUE PER SHARE:							
Class A	$10.57	$14.76	$17.75	$20.90	$15.35	$28.70	$10.06
Class B	$10.57	$12.88	$16.43	$20.59	$12.85	$26.52	$10.05
Class C	$10.57	$13.22	$16.78	$20.68	$13.41	$27.16	$10.06
Class E	$10.57	$14.69	$17.84	$20.84	$15.55	$28.93	N/A
Class I	$10.57	$16.09	$18.16	$20.96	$15.76	$28.98	$10.06
Class R	$10.57	$14.69	$17.72	$20.88	$15.30	$28.69	$10.04
Class R6	$10.57	$16.09	$18.16	$20.99	$15.77	$28.99	$10.06
Class Y	$10.57	$15.73	$18.00	$20.93	$15.63	$28.93	$10.06
+COST							
Investments in unaffiliated securities at cost	$685,975	$ 860,507	$319,762	$298,437	$543,377	$ 174,703	$314,885
Cash denominated in foreign currencies at cost	—	—	—	—	1,491	—	—
Written options premiums received at cost	—	—	—	—	3,901	—	—

(1)Consolidated Statement of Assets and Liabilities (See Note 6 to Financial Statements).

See Accompanying Notes to Financial Statements.

(In thousands, except per share amounts)	Ivy Global Equity Income Fund	Ivy Global Income Allocation Fund	Ivy High Income Fund	Ivy International Core Equity Fund	Ivy International Growth Fund	Ivy Large Cap Growth Fund	Ivy Limited-Term Bond Fund
ASSETS							
Investments in unaffiliated securities at value+	$240,439	$661,663	$ 9,275,480	$2,534,882	$481,371	$1,519,822	$1,708,493
Investments in affiliated securities at value+	—	—	36,506	—	—	—	—
Investments at Value	240,439	661,663	9,311,986	2,534,882	481,371	1,519,822	1,708,493
Cash	48	263	26,028	—*	1	1	1
Cash denominated in foreign currencies at value+	—	—	65	10,359	—*	—	—
Restricted cash	—	—	—	75	—	—	—
Investment securities sold receivable	8,550	523	494,783	51,851	167	3,336	—
Dividends and interest receivable	1,168	6,273	155,913	7,250	1,140	1,066	16,798
Capital shares sold receivable	393	1,591	20,570	10,832	682	2,281	5,202
Receivable from affiliates	92	4	112	5	—	158	2
Unrealized appreciation on forward foreign currency contracts	2,501	2,848	9,481	—	1,042	—	—
Variation margin receivable	—	—	—	—	—	—	168
Prepaid and other assets	52	53	449	103	69	83	122
Total Assets	253,243	673,218	10,019,387	2,615,357	484,472	1,526,747	1,730,786
LIABILITIES							
Investment securities purchased payable	2,678	—	228,447	39,036	—	6,830	—
Capital shares redeemed payable	207	580	44,299	3,587	467	1,740	4,197
Distributions payable	—	—	3,142	—	—	—	140
Independent Trustees and Chief Compliance Officer fees payable	2	45	182	74	94	133	74
Distribution and service fees payable	2	5	87	14	3	10	14
Shareholder servicing payable	69	180	1,918	564	141	385	302
Investment management fee payable	5	13	137	58	11	28	21
Accounting services fee payable	8	15	23	23	12	23	23
Other liabilities	30	37	132	168	15	16	17
Total Liabilities	3,001	875	278,367	43,524	743	9,165	4,788
Total Net Assets	$250,242	$672,343	$ 9,741,020	$2,571,833	$483,729	$1,517,582	$1,725,998
NET ASSETS							
Capital paid in (shares authorized – unlimited)	$229,996	$673,537	$ 9,536,116	$2,166,833	$422,632	$ 962,325	$1,733,028
Undistributed (distributions in excess of) net investment income	1,303	5,159	(1)	13,724	(83)	(1,695)	(461)
Accumulated net realized gain (loss)	7,049	(20,061)	142,101	239,711	11,225	38,308	(15,141)
Net unrealized appreciation	11,894	13,708	62,804	151,565	49,955	518,644	8,572
Total Net Assets	$250,242	$672,343	$ 9,741,020	$2,571,833	$483,729	$1,517,582	$1,725,998
CAPITAL SHARES OUTSTANDING:							
Class A	16,150	36,330	400,608	60,358	9,005	51,505	138,057
Class B	145	396	17,678	809	110	676	1,406
Class C	657	2,164	221,501	7,659	719	4,797	11,446
Class E	N/A	178	1,206	242	3	408	349
Class I	1,622	3,813	385,586	50,555	1,635	14,630	4,797
Class R	23	18	6,015	473	26	1,720	63
Class R6	108	111	485	232	57	236	359
Class Y	340	453	112,959	12,834	297	7,116	2,240
NET ASSET VALUE PER SHARE:							
Class A	$13.14	$15.47	$8.50	$19.37	$41.07	$18.73	$10.87
Class B	$13.13	$15.21	$8.50	$17.45	$36.35	$15.73	$10.87
Class C	$13.13	$15.30	$8.50	$17.49	$36.37	$16.60	$10.87
Class E	N/A	$15.47	$8.50	$19.46	$41.16	$18.72	$10.87
Class I	$13.15	$15.59	$8.50	$19.51	$41.57	$19.35	$10.87
Class R	$13.14	$15.46	$8.50	$19.33	$40.99	$18.35	$10.87
Class R6	$13.15	$15.60	$8.50	$19.51	$41.58	$19.36	$10.87
Class Y	$13.14	$15.53	$8.50	$19.49	$41.18	$19.06	$10.87
+COST							
Investments in unaffiliated securities at cost	$231,026	$650,727	$ 9,223,507	$2,383,263	$432,421	$1,001,178	$1,700,829
Investments in affiliated securities at cost	—	—	35,000	—	—	—	—
Cash denominated in foreign currencies at cost	—	—	65	10,352	—*	—	—

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands, except per share amounts)	Ivy Managed International Opportunities Fund	Ivy Micro Cap Growth Fund	Ivy Mid Cap Growth Fund	Ivy Money Market Fund	Ivy Municipal Bond Fund	Ivy Municipal High Income Fund	Ivy Small Cap Growth Fund
ASSETS							
Investments in unaffiliated securities at value+	$ 414	$225,832	$4,865,614	$169,141	$156,541	$1,237,877	$1,053,702
Investments in affiliated securities at value+	245,271	—	—	—	—	—	—
Investments at Value	245,685	225,832	4,865,614	169,141	156,541	1,237,877	1,053,702
Cash	1	2	6,547	5	1	1	1
Investment securities sold receivable	100	1,284	3,958	—	—	—	6,952
Dividends and interest receivable	—*	68	2,550	44	1,755	21,963	222
Capital shares sold receivable	321	564	10,084	396	300	12,154	1,388
Receivable from affiliates	19	—	63	635	—*	8	6
Prepaid and other assets	43	46	157	39	41	80	77
Total Assets	246,169	227,796	4,888,973	170,260	158,638	1,272,083	1,062,348
LIABILITIES							
Investment securities purchased payable	127	846	40,178	—	—	—	7,193
Capital shares redeemed payable	457	602	8,941	829	196	2,471	2,306
Distributions payable	—	—	—	1	27	342	—
Independent Trustees and Chief Compliance Officer fees payable	14	3	94	28	13	25	192
Distribution and service fees payable	2	2	22	1	2	9	10
Shareholder servicing payable	36	78	1,229	39	21	167	268
Investment management fee payable	—*	6	106	2	2	16	24
Accounting services fee payable	5	8	23	6	6	22	23
Unrealized depreciation on swap agreements	—	—	—	—	—	—	570
Written options at value+	—	—	233	—	—	—	—
Other liabilities	5	4	36	6	5	14	14
Total Liabilities	646	1,549	50,862	912	272	3,066	10,600
Total Net Assets	$245,523	$226,247	$4,838,111	$169,348	$158,366	$1,269,017	$1,051,748
NET ASSETS							
Capital paid in (shares authorized – unlimited)	$239,958	$198,657	$3,682,314	$169,383	$149,802	$1,246,146	$ 721,519
Undistributed (distributions in excess of) net investment income	(312)	(1,696)	(9,831)	—	88	2,219	(5,929)
Accumulated net realized gain (loss)	(64,089)	11,432	464,274	(35)	(1,268)	(9,501)	88,237
Net unrealized appreciation	69,966	17,854	701,354	—	9,744	30,153	247,921
Total Net Assets	$245,523	$226,247	$4,838,111	$169,348	$158,366	$1,269,017	$1,051,748
CAPITAL SHARES OUTSTANDING:							
Class A	22,747	8,033	40,903	122,233	10,879	68,149	19,812
Class B	305	93	1,123	4,977	200	2,861	720
Class C	577	481	14,321	37,048	1,785	43,106	12,550
Class E	43	N/A	270	5,125	N/A	N/A	280
Class I	121	835	111,252	N/A	284	121,856	10,725
Class R	56	26	3,988	N/A	N/A	N/A	2,363
Class R6	N/A	108	170	N/A	N/A	N/A	291
Class Y	165	94	28,737	N/A	57	5,774	11,990
NET ASSET VALUE PER SHARE:							
Class A	$10.23	$23.40	$23.52	$1.00	$11.99	$5.25	$17.19
Class B	$10.03	$22.37	$20.29	$1.00	$11.99	$5.25	$14.30
Class C	$10.06	$22.68	$21.23	$1.00	$11.99	$5.25	$15.13
Class E	$10.24	N/A	$23.06	$1.00	N/A	N/A	$17.10
Class I	$10.26	$23.74	$24.71	N/A	$11.99	$5.25	$20.64
Class R	$10.21	$23.35	$23.21	N/A	N/A	N/A	$17.07
Class R6	N/A	$23.75	$24.72	N/A	N/A	N/A	$20.64
Class Y	$10.23	$24.03	$24.26	N/A	$11.99	$5.25	$19.90
+COST							
Investments in unaffiliated securities at cost	$ 414	$207,978	$4,164,330	$169,141	$146,797	$1,207,724	$ 805,211
Investments in affiliated securities at cost	175,305	—	—	—	—	—	—
Written options premiums received at cost	—	—	303	—	—	—	—

Not shown due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands, except per share amounts)	Ivy Small Cap Value Fund	Ivy Tax-Managed Equity Fund	Ivy Value Fund
ASSETS			
Investments in unaffiliated securities at value+	$295,213	$53,748	$314,436
Investments at Value	**295,213**	**53,748**	**314,436**
Cash	1	1	1
Investment securities sold receivable	473	748	—
Dividends and interest receivable	207	44	384
Capital shares sold receivable	581	214	3,665
Prepaid and other assets	45	30	46
Total Assets	**296,520**	**54,785**	**318,532**
LIABILITIES			
Investment securities purchased payable	1,132	—	202
Capital shares redeemed payable	367	120	518
Independent Trustees and Chief Compliance Officer fees payable	35	1	20
Distribution and service fees payable	2	—*	2
Shareholder servicing payable	113	9	83
Investment management fee payable	7	1	6
Accounting services fee payable	9	4	9
Written options at value+	—	—	72
Other liabilities	7	3	6
Total Liabilities	**1,672**	**138**	**918**
Total Net Assets	**$294,848**	**$54,647**	**$317,614**
NET ASSETS			
Capital paid in (shares authorized – unlimited)	$220,387	$39,212	$225,634
Undistributed (distributions in excess of) net investment income	134	(121)	3,554
Accumulated net realized gain	20,793	1,235	20,931
Net unrealized appreciation	53,534	14,321	67,495
Total Net Assets	**$294,848**	**$54,647**	**$317,614**
CAPITAL SHARES OUTSTANDING:			
Class A	12,757	2,676	11,019
Class B	208	74	224
Class C	1,119	111	736
Class E	8	N/A	6
Class I	1,772	107	359
Class R	98	N/A	15
Class R6	158	N/A	10
Class Y	437	42	94
NET ASSET VALUE PER SHARE:			
Class A	$17.81	$18.18	$25.55
Class B	$15.57	$17.71	$24.06
Class C	$16.24	$17.67	$24.78
Class E	$18.27	N/A	$25.67
Class I	$18.79	$18.31	$25.69
Class R	$17.79	N/A	$25.49
Class R6	$18.80	N/A	$25.69
Class Y	$18.43	$18.21	$25.61
+COST			
Investments in unaffiliated securities at cost	$241,679	$39,427	$247,038
Written options premiums received at cost	—	—	169

Not shown due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Bond Fund	Ivy Core Equity Fund	Ivy Cundill Global Value Fund	Ivy Dividend Opportunities Fund	Ivy Emerging Markets Equity Fund[1]	Ivy European Opportunities Fund	Ivy Global Bond Fund
INVESTMENT INCOME							
Dividends from unaffiliated securities	$ 195	$ 6,296	$ 3,858	$ 4,853	$ 10,101	$ 3,587	$ 867
Foreign dividend withholding tax	—	(66)	(335)	(16)	(1,079)	(479)	(21)
Interest and amortization from unaffiliated securities	10,368	15	243	5	57	1	6,093
Foreign interest withholding tax	—	—	—	—	(1)	—	—
Total Investment Income	**10,563**	**6,245**	**3,766**	**4,842**	**9,078**	**3,109**	**6,939**
EXPENSES							
Investment management fee	1,684	3,443	1,908	1,395	3,383	924	964
Distribution and service fees:							
Class A	761	702	426	379	635	199	244
Class B	36	53	18	62	43	11	30
Class C	106	731	117	236	210	51	169
Class E	5	10	2	6	—*	—*	N/A
Class R	1	5	1	1	2	1	1
Class Y	3	93	5	14	14	5	11
Shareholder servicing:							
Class A	565	453	556	316	914	303	245
Class B	14	18	13	15	29	9	11
Class C	26	110	26	32	70	14	27
Class E	9	16	4	13	—*	—*	N/A
Class I	4	144	6	16	115	23	51
Class R	—*	2	—*	—*	1	—*	1
Class R6	—*	—*	—*	—*	—*	—*	—*
Class Y	2	57	4	8	13	3	7
Registration fees	60	62	55	52	62	48	46
Custodian fees	12	10	14	6	105	12	5
Independent Trustees and Chief Compliance Officer fees	10	15	10	6	11	6	4
Accounting services fee	88	130	67	68	92	44	50
Professional fees	32	18	24	15	31	21	28
Other	29	70	33	19	111	28	—
Total Expenses	**3,447**	**6,142**	**3,289**	**2,659**	**5,841**	**1,702**	**1,894**
Less:							
Expenses in excess of limit	(4)	(258)	(269)	(5)	(480)	—	(299)
Total Net Expenses	**3,443**	**5,884**	**3,020**	**2,654**	**5,361**	**1,702**	**1,595**
Net Investment Income	**7,120**	**361**	**746**	**2,188**	**3,717**	**1,407**	**5,344**
REALIZED AND UNREALIZED GAIN (LOSS)							
Net realized gain (loss) on:							
Investments in unaffiliated securities	5,705	54,567	1,593	22,614	34,803	15,958	445
Futures contracts	(1,080)	—	—	—	—	—	—
Written options	—	—	—	—	1,010	—	—
Swap agreements	—	—	—	—	126	—	—
Forward foreign currency contracts	—	—	96	—	(106)	1,263	(202)
Foreign currency exchange transactions	—	—	(14)	1	(434)	(13)	(7)
Net change in unrealized appreciation (depreciation) on:							
Investments in unaffiliated securities	1,799	(7,826)	(8,268)	(11,469)	(19,439)	(27,135)	(1,325)
Futures contracts	236	—	—	—	—	—	—
Written options	—	—	—	—	529	—	—
Swap agreements	—	—	—	—	841	—	—
Forward foreign currency contracts	—	—	1,345	—	(172)	1,279	17
Foreign currency exchange transactions	—	—	(58)	—*	(139)	(41)	(34)
Net Realized and Unrealized Gain (Loss)	**6,660**	**46,741**	**(5,306)**	**11,146**	**17,019**	**(8,689)**	**(1,106)**
Net Increase (Decrease) in Net Assets Resulting from Operations	**$13,780**	**$47,102**	**$(4,560)**	**$ 13,334**	**$ 20,736**	**$ (7,282)**	**$ 4,238**

*Not shown due to rounding.

(1)Consolidated Statement of Operations (See Note 6 to Financial Statements).

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Global Equity Income Fund	Ivy Global Income Allocation Fund	Ivy High Income Fund	Ivy International Core Equity Fund	Ivy International Growth Fund	Ivy Large Cap Growth Fund	Ivy Limited-Term Bond Fund
INVESTMENT INCOME							
Dividends from unaffiliated securities	$ 7,064	$ 13,244	$ 1,120	$ 40,760	$ 6,714	$ 7,801	$ —
Dividends from affiliated securities	—		725	—	—	—	—
Foreign dividend withholding tax	(786)	(1,284)	—	(3,741)	(755)	(28)	—
Interest and amortization from unaffiliated securities	2	6,206	411,085	59	14	13	18,710
Foreign interest withholding tax	—	—	—	—*	—*	—	—
Total Investment Income	6,280	18,166	412,930	37,078	5,973	7,786	18,710
EXPENSES							
Investment management fee	822	2,215	28,757	9,931	2,035	5,112	3,735
Distribution and service fees:							
Class A	253	671	5,001	1,420	434	1,351	1,859
Class B	10	32	800	71	24	55	85
Class C	42	158	9,842	641	138	393	622
Class E	N/A	3	13	6	—*	9	4
Class R	1	1	104	18	2	78	1
Class Y	6	9	1,402	235	15	166	32
Shareholder servicing:							
Class A	302	702	2,887	1,305	486	1,024	1,117
Class B	1	13	110	22	10	16	21
Class C	5	25	992	99	34	60	103
Class E	N/A	8	23	14	—*	16	5
Class I	14	36	3,101	697	50	122	39
Class R	—*	—*	52	9	1	39	1
Class R6	—*	—*	—*	—*	—*	—*	—*
Class Y	3	6	928	148	10	101	21
Registration fees	49	57	335	78	57	64	116
Custodian fees	16	27	68	109	26	11	13
Independent Trustees and Chief Compliance Officer fees	3	9	145	30	9	23	22
Accounting services fee	49	89	136	136	72	136	136
Professional fees	18	26	85	32	22	22	23
Other	29	57	716	85	50	58	82
Total Expenses	1,623	4,144	55,497	15,086	3,475	8,856	8,037
Less:							
Expenses in excess of limit	(92)	(4)	(112)	(5)	—	(158)	(2)
Total Net Expenses	1,531	4,140	55,385	15,081	3,475	8,698	8,035
Net Investment Income (Loss)	4,749	14,026	357,545	21,997	2,498	(912)	10,675
REALIZED AND UNREALIZED GAIN (LOSS)							
Net realized gain (loss) on:							
Investments in unaffiliated securities	4,100	20,955	95,249	150,644	16,342	50,080	3,181
Futures contracts	—	—	—	—	—	—	(5,740)
Forward foreign currency contracts	1,077	1,707	8,902	9,877	1,104	—	—
Foreign currency exchange transactions	(28)	(126)	(1,009)	(845)	(39)	—	—
Net change in unrealized appreciation (depreciation) on:							
Investments in unaffiliated securities	(10,804)	(33,574)	(413,952)	(153,968)	(22,179)	44,366	(4,280)
Investments in affiliated securities	—	—	35	—	—	—	—
Futures contracts	—	—	—	—	—	—	2,532
Forward foreign currency contracts	2,708	2,911	11,331	(319)	849	—	—
Foreign currency exchange transactions	(28)	(93)	(204)	(87)	(36)	—	—
Net Realized and Unrealized Gain (Loss)	(2,975)	(8,220)	(299,648)	5,302	(3,959)	94,446	(4,307)
Net Increase (Decrease) in Net Assets Resulting from Operations	$ 1,774	$ 5,806	$ 57,897	$ 27,299	$ (1,461)	$93,534	$ 6,368

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Managed International Opportunities Fund	Ivy Micro Cap Growth Fund	Ivy Mid Cap Growth Fund	Ivy Money Market Fund	Ivy Municipal Bond Fund	Ivy Municipal High Income Fund	Ivy Small Cap Growth Fund
INVESTMENT INCOME							
Dividends from unaffiliated securities	$ —	$ 282	$ 21,140	$ —	$ —	$ —	$ 2,466
Dividends from affiliated securities	564	—	—	—	—	—	—
Foreign dividend withholding tax	—	—	(100)	—	—	—	—
Interest and amortization from unaffiliated securities	—*	8	53	162	2,824	34,750	21
Total Investment Income	564	290	21,093	162	2,824	34,750	2,487
EXPENSES							
Investment management fee	66	1,146	19,344	342	386	3,079	4,777
Distribution and service fees:							
Class A	311	245	1,758	—	151	460	465
Class B	17	12	121	29	12	74	57
Class C	31	63	1,520	165	107	1,117	1,041
Class E	1	N/A	8	—	N/A	N/A	6
Class R	1	1	244	N/A	N/A	N/A	102
Class Y	2	3	892	N/A	1	22	321
Shareholder servicing:							
Class A	112	314	1,450	104	66	138	502
Class B	5	6	28	7	1	7	23
Class C	5	19	287	19	12	68	169
Class E	—*	N/A	18	6	N/A	N/A	16
Class I	—*	22	1,853	N/A	2	473	185
Class R	—*	1	129	N/A	N/A	N/A	53
Class R6	N/A	—*	—*	N/A	N/A	N/A	—*
Class Y	1	2	560	N/A	—*	15	201
Registration fees	47	51	88	40	37	58	64
Custodian fees	3	7	30	6	4	8	12
Independent Trustees and Chief Compliance Officer fees	4	3	60	3	2	15	21
Accounting services fee	31	48	137	35	34	132	136
Professional fees	20	13	37	11	16	36	24
Other	28	28	284	12	8	33	65
Total Expenses	685	1,984	28,848	779	839	5,735	8,240
Less:							
Expenses in excess of limit	(19)	—	(63)	(634)	—*	(110)	(6)
Total Net Expenses	666	1,984	28,785	145	839	5,625	8,234
Net Investment Income (Loss)	(102)	(1,694)	(7,692)	17	1,985	29,125	(5,747)
REALIZED AND UNREALIZED GAIN (LOSS)							
Net realized gain (loss) on:							
Investments in unaffiliated securities	—	222	147,659	1	(476)	3,107	43,934
Investments in affiliated securities	2,030	—	—	—	—	—	—
Written options	—	—	3,056	—	—	—	—
Foreign currency exchange transactions	—	—	(12)	—	—	—	—
Net change in unrealized appreciation (depreciation) on:							
Investments in unaffiliated securities	—	(37,187)	(126,818)	—	3,589	49,920	(122,133)
Investments in affiliated securities	609	—	—	—	—	—	—
Written options	—	—	(98)	—	—	—	—
Swap agreements	—	—	—	—	—	—	(570)
Net Realized and Unrealized Gain (Loss)	2,639	(36,965)	23,787	1	3,113	53,027	(78,769)
Net Increase (Decrease) in Net Assets Resulting from Operations	$2,537	$(38,659)	$ 16,095	$ 18	$5,098	$82,152	$ (84,516)

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Small Cap Value Fund	Ivy Tax-Managed Equity Fund	Ivy Value Fund
INVESTMENT INCOME			
Dividends from unaffiliated securities	$ 1,440	$ 251	$ 2,545
Foreign dividend withholding tax	—	—*	(9)
Interest and amortization from unaffiliated securities	13	1	7
Total Investment Income	1,453	252	2,543
EXPENSES			
Investment management fee	1,288	161	1,030
Distribution and service fees:			
Class A	300	55	331
Class B	18	5	26
Class C	97	9	77
Class E	—*	N/A	—*
Class R	4	N/A	1
Class Y	11	1	2
Shareholder servicing:			
Class A	403	33	296
Class B	10	—*	10
Class C	26	1	14
Class E	—*	N/A	—*
Class I	22	1	5
Class R	2	N/A	—*
Class R6	—*	N/A	—*
Class Y	7	1	2
Registration fees	51	32	50
Custodian fees	6	2	6
Independent Trustees and Chief Compliance Officer fees	5	1	4
Accounting services fee	52	19	51
Professional fees	20	12	21
Other	21	5	26
Total Expenses	2,343	338	1,952
Net Investment Income (Loss)	(890)	(86)	591
REALIZED AND UNREALIZED GAIN (LOSS)			
Net realized gain (loss) on:			
Investments in unaffiliated securities	8,980	995	15,066
Written options	61	—	566
Net change in unrealized appreciation (depreciation) on:			
Investments in unaffiliated securities	(16,632)	2,785	4,483
Written options	—	—	(236)
Net Realized and Unrealized Gain (Loss)	(7,591)	3,780	19,879
Net Increase (Decrease) in Net Assets Resulting from Operations	$ (8,481)	$3,694	$20,470

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Bond Fund		Ivy Core Equity Fund		Ivy Cundill Global Value Fund	
	Six months ended 9-30-14 (Unaudited)	Year ended 3-31-14	Six months ended 9-30-14 (Unaudited)	Year ended 3-31-14	Six months ended 9-30-14 (Unaudited)	Year ended 3-31-14
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income (loss)	$ 7,120	$ 13,747	$ 361	$ 1,803	$ 746	$ (758)
Net realized gain (loss) on investments	4,625	(4,218)	54,567	60,978	1,675	34,468
Net change in unrealized appreciation (depreciation)	2,035	(8,024)	(7,826)	83,270	(6,981)	23,127
Net Increase (Decrease) in Net Assets Resulting from Operations	**13,780**	**1,505**	**47,102**	**146,051**	**(4,560)**	**56,837**
Distributions to Shareholders From:						
Net investment income:						
Class A	(7,695)	(15,616)	—	(1,301)	—	(170)
Class B	(57)	(165)	—	—	—	—
Class C	(184)	(600)	—	—	—	—
Class E	(44)	(113)	—	(10)	—	(3)
Class I	(71)	(153)	—	(643)	—	(33)
Class R	(3)	(6)	—	—*	—	—*
Class R6	(4)	N/A	—	N/A	—	N/A
Class Y	(33)	(81)	—	(279)	—	(27)
Net realized gains:						
Class A	—	—	—	(24,955)	—	—
Class B	—	—	—	(642)	—	—
Class C	—	—	—	(8,242)	—	—
Class E	—	—	—	(334)	—	—
Class I	—	—	—	(7,028)	—	—
Class R	—	—	—	(31)	—	—
Class R6	—	N/A	—	N/A	—	N/A
Class Y	—	—	—	(3,086)	—	—
Total Distributions to Shareholders	**(8,091)**	**(16,734)**	**—**	**(46,551)**	**—**	**(233)**
Capital Share Transactions	**76,625**	**(4,368)**	**124,315**	**247,634**	**6,152**	**83,656**
Net Increase (Decrease) in Net Assets	**82,314**	**(19,597)**	**171,417**	**347,134**	**1,592**	**140,260**
Net Assets, Beginning of Period	600,345	619,942	883,612	536,478	371,943	231,683
Net Assets, End of Period	**$682,659**	**$600,345**	**$1,055,029**	**$883,612**	**$373,535**	**$371,943**
Undistributed (distributions in excess of) net investment income	$ (971)	$ —	$ 257	$ (104)	$ 391	$ (341)

Not shown due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Dividend Opportunities Fund		Ivy Emerging Markets Equity Fund[1]		Ivy European Opportunities Fund	
	Six months ended 9-30-14 (Unaudited)	Year ended 3-31-14	Six months ended 9-30-14 (Unaudited)	Year ended 3-31-14	Six months ended 9-30-14 (Unaudited)	Year ended 3-31-14
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income	$ 2,188	$ 3,339	$ 3,717	$ 1,451	$ 1,407	$ 2,626
Net realized gain on investments	22,615	36,827	35,399	29,562	17,208	45,714
Net change in unrealized appreciation (depreciation)	(11,469)	26,399	(18,380)	19,451	(25,897)	(8,315)
Net Increase (Decrease) in Net Assets Resulting from Operations	**13,334**	**66,565**	**20,736**	**50,464**	**(7,282)**	**40,025**
Distributions to Shareholders From:						
Net investment income:						
Class A	(1,195)	(2,303)	—	(2,323)	—	(443)
Class B	(4)	(35)	—	—	—	—
Class C	(30)	(160)	—	(16)	—	—
Class E	(15)	(32)	—	(2)	—	(1)
Class I	(114)	(198)	—	(1,386)	—	(309)
Class R	(1)	(2)	—	(1)	—	(1)
Class R6	(1)	N/A	—	N/A	—	N/A
Class Y	(46)	(99)	—	(35)	—	(12)
Net realized gains:						
Class A	—	(4,100)	—	—	—	—
Class B	—	(191)	—	—	—	—
Class C	—	(686)	—	—	—	—
Class E	—	(64)	—	—	—	—
Class I	—	(266)	—	—	—	—
Class R	—	(5)	—	—	—	—
Class R6	—	N/A	—	N/A	—	N/A
Class Y	—	(161)	—	—	—	—
Total Distributions to Shareholders	**(1,406)**	**(8,302)**	**—**	**(3,763)**	**—**	**(766)**
Capital Share Transactions	**9,108**	**(353)**	**(119,012)**	**26,177**	**(9,226)**	**(40,958)**
Net Increase (Decrease) in Net Assets	**21,036**	**57,910**	**(98,276)**	**72,878**	**(16,508)**	**(1,699)**
Net Assets, Beginning of Period	384,827	326,917	740,340	667,462	210,364	212,063
Net Assets, End of Period	**$405,863**	**$384,827**	**$ 642,064**	**$740,340**	**$193,856**	**$210,364**
Undistributed net investment income	$ 1,776	$ 993	$ 5,714	$ 2,431	$ 3,346	$ 1,952

(1)Consolidated Statements of Changes in Net Assets (See Note 6 to Financial Statements).

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Global Bond Fund		Ivy Global Equity Income Fund		Ivy Global Income Allocation Fund	
	Six months ended 9-30-14 (Unaudited)	Year ended 3-31-14	Six months ended 9-30-14 (Unaudited)	Year ended 3-31-14	Six months ended 9-30-14 (Unaudited)	Year ended 3-31-14
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income	$ 5,344	$ 9,605	$ 4,749	$ 6,816	$ 14,026	$ 21,313
Net realized gain (loss) on investments	236	(3,044)	5,149	1,893	22,536	3,198
Net change in unrealized appreciation (depreciation)	(1,342)	(2,593)	(8,124)	15,392	(30,756)	20,831
Net Increase in Net Assets Resulting from Operations	**4,238**	**3,968**	**1,774**	**24,101**	**5,806**	**45,342**
Distributions to Shareholders From:						
Net investment income:						
Class A	(2,985)	(5,939)	(4,231)	(4,717)	(10,855)	(16,006)
Class B	(69)	(164)	(37)	(48)	(102)	(203)
Class C	(391)	(1,026)	(150)	(167)	(552)	(897)
Class E	N/A	N/A	N/A	N/A	(54)	(93)
Class I	(1,073)	(2,038)	(410)	(537)	(1,040)	(1,316)
Class R	(5)	(8)	(6)	(9)	(5)	(10)
Class R6	(1)	N/A	(11)	N/A	(14)	N/A
Class Y	(132)	(191)	(95)	(149)	(149)	(252)
Net realized gains:						
Class A	—	(294)	—	(1,205)	—	—
Class B	—	(10)	—	(14)	—	—
Class C	—	(61)	—	(49)	—	—
Class E	N/A	N/A	N/A	N/A	—	—
Class I	—	(85)	—	(110)	—	—
Class R	—	—*	—	(2)	—	—
Class R6	—	N/A	—	N/A	—	N/A
Class Y	—	(9)	—	(32)	—	—
Total Distributions to Shareholders	**(4,656)**	**(9,825)**	**(4,940)**	**(7,039)**	**(12,771)**	**(18,777)**
Capital Share Transactions	**23,922**	**8,339**	**40,858**	**115,423**	**102,420**	**172,881**
Net Increase in Net Assets	**23,504**	**2,482**	**37,692**	**132,485**	**95,455**	**199,446**
Net Assets, Beginning of Period	291,744	289,262	212,550	80,065	576,888	377,442
Net Assets, End of Period	**$315,248**	**$291,744**	**$250,242**	**$212,550**	**$672,343**	**$576,888**
Undistributed net investment income	$ 1,155	$ 474	$ 1,303	$ 1,522	$ 5,159	$ 3,932

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy High Income Fund		Ivy International Core Equity Fund		Ivy International Growth Fund	
	Six months ended 9-30-14 (Unaudited)	Year ended 3-31-14	Six months ended 9-30-14 (Unaudited)	Year ended 3-31-14	Six months ended 9-30-14 (Unaudited)	Year ended 3-31-14
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income	$ 357,545	$ 623,007	$ 21,997	$ 20,205	$ 2,498	$ 1,829
Net realized gain on investments	103,142	142,745	159,676	169,817	17,407	11,474
Net change in unrealized appreciation (depreciation)	(402,790)	62,708	(154,374)	157,167	(21,366)	43,648
Net Increase (Decrease) in Net Assets Resulting from Operations	**57,897**	**828,460**	**27,299**	**347,189**	**(1,461)**	**56,951**
Distributions to Shareholders From:						
Net investment income:						
Class A	(129,857)	(238,598)	—	(17,519)	—	(3,444)
Class B	(4,601)	(9,775)	—	(172)	—	(19)
Class C	(56,968)	(101,286)	—	(1,606)	—	(131)
Class E	(318)	(577)	—	(74)	—	(2)
Class I	(132,785)	(220,782)	—	(16,246)	—	(724)
Class R	(1,283)	(554)	—	(35)	—	(4)
Class R6	(28)	N/A	—	N/A	—	N/A
Class Y	(36,375)	(63,213)	—	(2,949)	—	(134)
Net realized gains:						
Class A	—	(57,013)	—	(220)	—	—
Class B	—	(2,504)	—	(3)	—	—
Class C	—	(26,402)	—	(28)	—	—
Class E	—	(144)	—	(1)	—	—
Class I	—	(52,595)	—	(172)	—	—
Class R	—	(230)	—	(1)	—	—
Class R6	—	N/A	—	N/A	—	N/A
Class Y	—	(15,081)	—	(35)	—	—
Total Distributions to Shareholders	**(362,215)**	**(788,754)**	**—**	**(39,061)**	**—**	**(4,458)**
Capital Share Transactions	**(1,433,505)**	**3,350,166**	**422,473**	**286,814**	**35,329**	**110,819**
Net Increase (Decrease) in Net Assets	**(1,737,824)**	**3,389,872**	**449,772**	**594,942**	**33,868**	**163,312**
Net Assets, Beginning of Period	11,478,844	8,088,972	2,122,061	1,527,119	449,861	286,549
Net Assets, End of Period	**$ 9,741,020**	**$11,478,844**	**$2,571,833**	**$2,122,061**	**$483,729**	**$449,861**
Undistributed (distributions in excess of) net investment income	$ (1)	$ 1,012	$ 13,724	$ (7,428)	$ (83)	$ (2,542)

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Large Cap Growth Fund		Ivy Limited-Term Bond Fund		Ivy Managed International Opportunities Fund	
	Six months ended 9-30-14 (Unaudited)	Year ended 3-31-14	Six months ended 9-30-14 (Unaudited)	Year ended 3-31-14	Six months ended 9-30-14 (Unaudited)	Year ended 3-31-14
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income (loss)	$ (912)	$ 624	$ 10,675	$ 19,908	$ (102)	$ 2,212
Net realized gain (loss) on investments	50,080	202,726	(2,559)	(11,349)	2,030	4,346
Net change in unrealized appreciation (depreciation)	44,366	99,887	(1,748)	(20,907)	609	20,520
Net Increase (Decrease) in Net Assets Resulting from Operations	**93,534**	**303,237**	**6,368**	**(12,348)**	**2,537**	**27,078**
Distributions to Shareholders From:						
Net investment income:						
Class A	—	—	(10,127)	(18,144)	—	(2,105)
Class B	—	—	(45)	(111)	—	(13)
Class C	—	—	(368)	(1,097)	—	(32)
Class E	—	—	(22)	(46)	—	(3)
Class I	—	(198)	(389)	(1,234)	—	(8)
Class R	—	—	(2)	(3)	—	(3)
Class R6	—	N/A	(7)	N/A	N/A	N/A
Class Y	—	(76)	(173)	(506)	—	(11)
Net realized gains:						
Class A	—	(114,458)	—	(8,050)	—	—
Class B	—	(1,454)	—	(116)	—	—
Class C	—	(9,257)	—	(876)	—	—
Class E	—	(729)	—	(20)	—	—
Class I	—	(12,274)	—	(316)	—	—
Class R	—	(3,262)	—	(1)	—	—
Class R6	—	N/A	—	N/A	N/A	N/A
Class Y	—	(14,050)	—	(169)	—	—
Total Distributions to Shareholders	**—**	**(155,758)**	**(11,133)**	**(30,689)**	**—**	**(2,175)**
Capital Share Transactions	**(41,905)**	**(59,220)**	**56,681**	**83,642**	**(23,588)**	**49,942**
Net Increase (Decrease) in Net Assets	51,629	88,259	51,916	40,605	(21,051)	74,845
Net Assets, Beginning of Period	1,465,953	1,377,694	1,674,082	1,633,477	266,574	191,729
Net Assets, End of Period	$1,517,582	$1,465,953	$1,725,998	$1,674,082	$245,523	$266,574
Distributions in excess of net investment income	$ (1,695)	$ (783)	$ (461)	$ (3)	$ (312)	$ (210)

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Micro Cap Growth Fund		Ivy Mid Cap Growth Fund		Ivy Money Market Fund	
	Six months ended 9-30-14 (Unaudited)	Year ended 3-31-14	Six months ended 9-30-14 (Unaudited)	Year ended 3-31-14	Six months ended 9-30-14 (Unaudited)	Year ended 3-31-14
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income (loss)	$ (1,694)	$ (2,416)	$ (7,692)	$ (21,189)	$ 17	$ 40
Net realized gain on investments	222	24,854	150,703	484,256	1	1
Net change in unrealized appreciation (depreciation)	(37,187)	31,330	(126,916)	287,532	—	—
Net Increase (Decrease) in Net Assets Resulting from Operations	**(38,659)**	**53,768**	**16,095**	**750,599**	**18**	**41**
Distributions to Shareholders From:						
Net investment income:						
Class A	—	—	—	—	(13)	(30)
Class B	—	—	—	—	(1)	(1)
Class C	—	—	—	—	(3)	(8)
Class E	N/A	N/A	—	—	—*	(1)
Class I	—	—	—	—	N/A	N/A
Class R	—	—	—	—	N/A	N/A
Class R6	—	N/A	—	N/A	N/A	N/A
Class Y	—	—	—	—	N/A	N/A
Net realized gains:						
Class A	—	(8,983)	—	(50,715)	—	—
Class B	—	(145)	—	(893)	—	—
Class C	—	(526)	—	(8,830)	—	—
Class E	N/A	N/A	—	(189)	—	—
Class I	—	(746)	—	(66,004)	N/A	N/A
Class R	—	(21)	—	(3,160)	N/A	N/A
Class R6	—	N/A	—	N/A	N/A	N/A
Class Y	—	(64)	—	(22,878)	N/A	N/A
Total Distributions to Shareholders	**—**	**(10,485)**	**—**	**(152,669)**	**(17)**	**(40)**
Capital Share Transactions	**(1,630)**	**131,568**	**42,459**	**899,428**	**(14,408)**	**7,597**
Net Increase (Decrease) in Net Assets	**(40,289)**	**174,851**	**58,554**	**1,497,358**	**(14,407)**	**7,598**
Net Assets, Beginning of Period	266,536	91,685	4,779,557	3,282,199	183,755	176,157
Net Assets, End of Period	**$226,247**	**$266,536**	**$4,838,111**	**$4,779,557**	**$169,348**	**$183,755**
Distributions in excess of net investment income	$ (1,696)	$ (2)	$ (9,831)	$ (2,127)	$ —	$ —

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Municipal Bond Fund		Ivy Municipal High Income Fund		Ivy Small Cap Growth Fund	
	Six months ended 9-30-14 (Unaudited)	Year ended 3-31-14	Six months ended 9-30-14 (Unaudited)	Year ended 3-31-14	Six months ended 9-30-14 (Unaudited)	Year ended 3-31-14
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income (loss)	$ 1,985	$ 4,181	$ 29,125	$ 59,583	$ (5,747)	$ (11,921)
Net realized gain (loss) on investments	(476)	(424)	3,107	(12,537)	43,934	121,849
Net change in unrealized appreciation (depreciation)	3,589	(6,418)	49,920	(116,421)	(122,703)	119,148
Net Increase (Decrease) in Net Assets Resulting from Operations	**5,098**	**(2,661)**	**82,152**	**(69,375)**	**(84,516)**	**229,076**
Distributions to Shareholders From:						
Net investment income:						
Class A	(1,682)	(3,509)	(8,679)	(19,572)	—	—
Class B	(24)	(60)	(293)	(616)	—	—
Class C	(217)	(508)	(4,447)	(9,791)	—	—
Class E	N/A	N/A	N/A	N/A	—	—
Class I	(36)	(58)	(14,851)	(28,622)	—	—
Class R	N/A	N/A	N/A	N/A	—	—
Class R6	N/A	N/A	N/A	N/A	—	N/A
Class Y	(8)	(17)	(418)	(1,059)	—	—
Net realized gains:						
Class A	—	—	—	(1,250)	—	(31,823)
Class B	—	—	—	(50)	—	(1,237)
Class C	—	—	—	(748)	—*	(20,164)
Class E	N/A	N/A	N/A	N/A	—*	(372)
Class I	—	—	—	(1,808)	—	(17,576)
Class R	N/A	N/A	N/A	N/A	—	(3,187)
Class R6	N/A	N/A	N/A	N/A	—	N/A
Class Y	—	—	—	(60)	—	(20,217)
Total Distributions to Shareholders	**(1,967)**	**(4,152)**	**(28,688)**	**(63,576)**	**—**	**(94,576)**
Capital Share Transactions	**16,137**	**(25,009)**	**17,889**	**(339,561)**	**(76,551)**	**176,336**
Net Increase (Decrease) in Net Assets	**19,268**	**(31,822)**	**71,353**	**(472,512)**	**(161,067)**	**310,836**
Net Assets, Beginning of Period	139,098	170,920	1,197,664	1,670,176	1,212,815	901,979
Net Assets, End of Period	**$158,366**	**$139,098**	**$1,269,017**	**$1,197,664**	**$1,051,748**	**$1,212,815**
Undistributed (distributions in excess of) net investment income	$ 88	$ 70	$ 2,219	$ 1,782	$ (5,929)	$ (182)

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Small Cap Value Fund		Ivy Tax-Managed Equity Fund		Ivy Value Fund	
	Six months ended 9-30-14 (Unaudited)	Year ended 3-31-14	Six months ended 9-30-14 (Unaudited)	Year ended 3-31-14	Six months ended 9-30-14 (Unaudited)	Year ended 3-31-14
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income (loss)	$ (890)	$ (1,826)	$ (86)	$ (120)	$ 591	$ 554
Net realized gain on investments	9,041	40,510	995	1,676	15,632	18,062
Net change in unrealized appreciation (depreciation)	(16,632)	16,893	2,785	5,924	4,247	27,148
Net Increase (Decrease) in Net Assets Resulting from Operations	**(8,481)**	**55,577**	**3,694**	**7,480**	**20,470**	**45,764**
Distributions to Shareholders From:						
Net investment income:						
Class A	—	(878)	—	—	—	(382)
Class B	—	(5)	—	—	—	—
Class C	—	(42)	—	—	—	—
Class E	—	—*	N/A	N/A	—	—*
Class I	—	(122)	—	—	—	(22)
Class R	—	(2)	N/A	N/A	—	—*
Class R6	—	N/A	N/A	N/A	—	N/A
Class Y	—	(34)	—	—	—	(5)
Net realized gains:						
Class A	—	(28,136)	—	(1,039)	—	(8,840)
Class B	—	(479)	—	(24)	—	(214)
Class C	—	(2,297)	—	(40)	—	(508)
Class E	—	(15)	N/A	N/A	—	(5)
Class I	—	(2,928)	—	(39)	—	(181)
Class R	—	(71)	N/A	N/A	—	(13)
Class R6	—	N/A	N/A	N/A	—	N/A
Class Y	—	(1,011)	—	(19)	—	(75)
Total Distributions to Shareholders	**—**	**(36,020)**	**—**	**(1,161)**	**—**	**(10,245)**
Capital Share Transactions	**(1,131)**	**13,372**	**6,288**	**9,998**	**21,439**	**64,074**
Net Increase (Decrease) in Net Assets	**(9,612)**	**32,929**	**9,982**	**16,317**	**41,909**	**99,593**
Net Assets, Beginning of Period	304,460	271,531	44,665	28,348	275,705	176,112
Net Assets, End of Period	**$294,848**	**$304,460**	**$54,647**	**$44,665**	**$317,614**	**$275,705**
Undistributed (distributions in excess of) net investment income	$ 134	$ 1,024	$ (121)	$ (35)	$ 3,554	$ 2,963

Not shown due to rounding.

See Accompanying Notes to Financial Statements.

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IVY BOND FUND

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 9-30-2014 (unaudited)	$10.46	$0.12	$ 0.13	$ 0.25	$(0.14)	$ —	$(0.14)
Year ended 3-31-2014	10.71	0.24	(0.19)	0.05	(0.30)	—	(0.30)
Year ended 3-31-2013	10.44	0.26	0.39	0.65	(0.31)	(0.07)	(0.38)
Year ended 3-31-2012	10.10	0.17	0.51	0.68	(0.34)	—	(0.34)
Year ended 3-31-2011	9.82	0.29	0.40	0.69	(0.32)	(0.09)	(0.41)
Year ended 3-31-2010	8.76	0.33	1.07	1.40	(0.34)	—	(0.34)
Class B Shares[5]							
Six-month period ended 9-30-2014 (unaudited)	10.46	0.07	0.13	0.20	(0.09)	—	(0.09)
Year ended 3-31-2014	10.71	0.15	(0.20)	(0.05)	(0.20)	—	(0.20)
Year ended 3-31-2013	10.44	0.15	0.40	0.55	(0.21)	(0.07)	(0.28)
Year ended 3-31-2012	10.10	0.06	0.51	0.57	(0.23)	—	(0.23)
Year ended 3-31-2011	9.82	0.18	0.40	0.58	(0.21)	(0.09)	(0.30)
Year ended 3-31-2010	8.76	0.22	1.07	1.29	(0.23)	—	(0.23)
Class C Shares							
Six-month period ended 9-30-2014 (unaudited)	10.46	0.08	0.12	0.20	(0.09)	—	(0.09)
Year ended 3-31-2014	10.71	0.17	(0.21)	(0.04)	(0.21)	—	(0.21)
Year ended 3-31-2013	10.44	0.18	0.40	0.58	(0.24)	(0.07)	(0.31)
Year ended 3-31-2012	10.10	0.09	0.51	0.60	(0.26)	—	(0.26)
Year ended 3-31-2011	9.82	0.21	0.40	0.61	(0.24)	(0.09)	(0.33)
Year ended 3-31-2010	8.76	0.28	1.06	1.34	(0.28)	—	(0.28)
Class E Shares							
Six-month period ended 9-30-2014 (unaudited)	10.46	0.11	0.13	0.24	(0.13)	—	(0.13)
Year ended 3-31-2014	10.71	0.24	(0.20)	0.04	(0.29)	—	(0.29)
Year ended 3-31-2013	10.44	0.25	0.40	0.65	(0.31)	(0.07)	(0.38)
Year ended 3-31-2012	10.10	0.17	0.51	0.68	(0.34)	—	(0.34)
Year ended 3-31-2011	9.82	0.28	0.40	0.68	(0.31)	(0.09)	(0.40)
Year ended 3-31-2010	8.76	0.34	1.07	1.41	(0.35)	—	(0.35)
Class I Shares							
Six-month period ended 9-30-2014 (unaudited)	10.46	0.13	0.13	0.26	(0.15)	—	(0.15)
Year ended 3-31-2014	10.71	0.28	(0.20)	0.08	(0.33)	—	(0.33)
Year ended 3-31-2013	10.44	0.29	0.40	0.69	(0.35)	(0.07)	(0.42)
Year ended 3-31-2012	10.10	0.20	0.51	0.71	(0.37)	—	(0.37)
Year ended 3-31-2011	9.82	0.32	0.40	0.72	(0.35)	(0.09)	(0.44)
Year ended 3-31-2010	8.76	0.38	1.06	1.44	(0.38)	—	(0.38)
Class R Shares							
Six-month period ended 9-30-2014 (unaudited)	10.46	0.10	0.13	0.23	(0.12)	—	(0.12)
Year ended 3-31-2014	10.71	0.21	(0.19)	0.02	(0.27)	—	(0.27)
Year ended 3-31-2013[6]	10.69	0.02	0.08	0.10	(0.08)	—	(0.08)
Class R6 Shares							
Six-month period ended 9-30-2014 (unaudited)[8]	10.58	0.04	0.00	0.04	(0.05)	—	(0.05)
Class Y Shares							
Six-month period ended 9-30-2014 (unaudited)	10.46	0.12	0.13	0.25	(0.14)	—	(0.14)
Year ended 3-31-2014	10.71	0.25	(0.20)	0.05	(0.30)	—	(0.30)
Year ended 3-31-2013	10.44	0.26	0.40	0.66	(0.32)	(0.07)	(0.39)
Year ended 3-31-2012	10.10	0.18	0.51	0.69	(0.35)	—	(0.35)
Year ended 3-31-2011	9.82	0.30	0.40	0.70	(0.33)	(0.09)	(0.42)
Year ended 3-31-2010	8.76	0.35	1.07	1.42	(0.36)	—	(0.36)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(6) For the period from December 19, 2012 (commencement of operations of the class) through March 31, 2013.

(7) For the fiscal year ended March 31, 2013.

(8) For the period from July 31, 2014 (commencement of operations of the class) through September 30, 2014.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 9-30-2014 (unaudited)	$10.57	2.34%	$641	1.03%[4]	2.23%[4]	—%	—%	74%
Year ended 3-31-2014	10.46	0.48	561	1.04	2.35	—	—	202
Year ended 3-31-2013	10.71	6.33	554	1.06	2.42	—	—	269
Year ended 3-31-2012	10.44	6.83	437	1.11	1.68	—	—	309
Year ended 3-31-2011	10.10	7.08	333	1.14	2.97	—	—	432
Year ended 3-31-2010	9.82	16.27	168	1.21	3.58	—	—	410
Class B Shares[5]								
Six-month period ended 9-30-2014 (unaudited)	10.57	1.86	7	1.96[4]	1.30[4]	—	—	74
Year ended 3-31-2014	10.46	-0.45	7	1.98	1.45	—	—	202
Year ended 3-31-2013	10.71	5.28	11	2.05	1.41	—	—	269
Year ended 3-31-2012	10.44	5.68	10	2.19	0.61	—	—	309
Year ended 3-31-2011	10.10	5.94	9	2.22	1.87	2.23	1.86	432
Year ended 3-31-2010	9.82	14.84	6	2.41	2.36	—	—	410
Class C Shares								
Six-month period ended 9-30-2014 (unaudited)	10.57	1.93	21	1.82[4]	1.44[4]	—	—	74
Year ended 3-31-2014	10.46	-0.31	21	1.82	1.61	—	—	202
Year ended 3-31-2013	10.71	5.55	39	1.79	1.67	—	—	269
Year ended 3-31-2012	10.44	6.03	40	1.84	0.92	—	—	309
Year ended 3-31-2011	10.10	6.31	26	1.85	2.16	—	—	432
Year ended 3-31-2010	9.82	15.44	19	1.95	2.87	—	—	410
Class E Shares								
Six-month period ended 9-30-2014 (unaudited)	10.57	2.28	4	1.14[4]	2.12[4]	1.36[4]	1.90[4]	74
Year ended 3-31-2014	10.46	0.38	4	1.14	2.26	1.35	2.05	202
Year ended 3-31-2013	10.71	6.25	5	1.14	2.33	1.35	2.12	269
Year ended 3-31-2012	10.44	6.79	4	1.14	1.66	1.42	1.38	309
Year ended 3-31-2011	10.10	7.01	3	1.19	2.87	1.47	2.59	432
Year ended 3-31-2010	9.82	16.30	2	1.21	3.56	1.68	3.09	410
Class I Shares								
Six-month period ended 9-30-2014 (unaudited)	10.57	2.49	6	0.74[4]	2.51[4]	—	—	74
Year ended 3-31-2014	10.46	0.77	4	0.76	2.65	—	—	202
Year ended 3-31-2013	10.71	6.67	6	0.76	2.68	—	—	269
Year ended 3-31-2012	10.44	7.19	4	0.77	1.96	—	—	309
Year ended 3-31-2011	10.10	7.43	1	0.80	3.34	—	—	432
Year ended 3-31-2010	9.82	16.73	1	0.84	3.84	—	—	410
Class R Shares								
Six-month period ended 9-30-2014 (unaudited)	10.57	2.18	—*	1.33[4]	1.92[4]	—	—	74
Year ended 3-31-2014	10.46	0.18	—*	1.35	2.04	—	—	202
Year ended 3-31-2013[6]	10.71	0.96	—*	1.30[4]	0.82[4]	—	—	269[7]
Class R6 Shares								
Six-month period ended 9-30-2014 (unaudited)[8]	10.57	0.39	1	0.59[4]	2.67[4]	—	—	74
Class Y Shares								
Six-month period ended 9-30-2014 (unaudited)	10.57	2.37	3	0.99[4]	2.27[4]	—	—	74
Year ended 3-31-2014	10.46	0.51	3	1.00	2.42	—	—	202
Year ended 3-31-2013	10.71	6.39	5	1.00	2.49	—	—	269
Year ended 3-31-2012	10.44	6.91	8	1.03	1.78	—	—	309
Year ended 3-31-2011	10.10	7.17	7	1.05	3.00	—	—	432
Year ended 3-31-2010	9.82	16.41	6	1.09	3.58	—	—	410

See Accompanying Notes to Financial Statements.

IVY CORE EQUITY FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Distributions From Return of Capital	Total Distributions
Class A Shares								
Six-month period ended 9-30-2014 (unaudited)	$14.04	$ 0.01	$0.71	$0.72	$ —	$ —	$ —	$ —
Year ended 3-31-2014	12.15	0.05	2.67	2.72	(0.04)	(0.79)	—	(0.83)
Year ended 3-31-2013	10.91	0.04	1.33	1.37	(0.05)	(0.08)	—	(0.13)
Year ended 3-31-2012	10.68	0.02	0.58	0.60	—	(0.37)	—	(0.37)
Year ended 3-31-2011	8.91	(0.01)	1.95	1.94	—	(0.17)	—	(0.17)
Year ended 3-31-2010	6.04	0.00	2.89	2.89	—	—	(0.02)	(0.02)
Class B Shares[5]								
Six-month period ended 9-30-2014 (unaudited)	12.32	(0.05)	0.61	0.56	—	—	—	—
Year ended 3-31-2014	10.78	(0.07)	2.36	2.29	—	(0.75)	—	(0.75)
Year ended 3-31-2013	9.75	(0.07)	1.18	1.11	—	(0.08)	—	(0.08)
Year ended 3-31-2012	9.59	(0.08)	0.52	0.44	—	(0.28)	—	(0.28)
Year ended 3-31-2011	8.10	(0.10)	1.76	1.66	—	(0.17)	—	(0.17)
Year ended 3-31-2010	5.54	(0.06)	2.62	2.56	—	—	—	—
Class C Shares								
Six-month period ended 9-30-2014 (unaudited)	12.63	(0.04)	0.63	0.59	—	—	—	—
Year ended 3-31-2014	11.03	(0.05)	2.41	2.36	—	(0.76)	—	(0.76)
Year ended 3-31-2013	9.95	(0.04)	1.20	1.16	—	(0.08)	—	(0.08)
Year ended 3-31-2012	9.77	(0.06)	0.55	0.49	—	(0.31)	—	(0.31)
Year ended 3-31-2011	8.23	(0.07)	1.78	1.71	—	(0.17)	—	(0.17)
Year ended 3-31-2010	5.61	(0.04)	2.66	2.62	—	—	—	—
Class E Shares								
Six-month period ended 9-30-2014 (unaudited)	14.00	(0.01)	0.70	0.69	—	—	—	—
Year ended 3-31-2014	12.12	0.02	2.67	2.69	(0.02)	(0.79)	—	(0.81)
Year ended 3-31-2013	10.89	0.03	1.32	1.35	(0.04)	(0.08)	—	(0.12)
Year ended 3-31-2012	10.67	0.01	0.59	0.60	—	(0.38)	—	(0.38)
Year ended 3-31-2011	8.90	0.00	1.94	1.94	—	(0.17)	—	(0.17)
Year ended 3-31-2010	6.03	0.00	2.89	2.89	—	—	(0.02)	(0.02)
Class I Shares								
Six-month period ended 9-30-2014 (unaudited)	15.29	0.03	0.77	0.80	—	—	—	—
Year ended 3-31-2014	13.15	0.09	2.91	3.00	(0.07)	(0.79)	—	(0.86)
Year ended 3-31-2013	11.78	0.08	1.44	1.52	(0.07)	(0.08)	—	(0.15)
Year ended 3-31-2012	11.50	0.05	0.64	0.69	—	(0.41)	—	(0.41)
Year ended 3-31-2011	9.55	0.03	2.09	2.12	—	(0.17)	—	(0.17)
Year ended 3-31-2010	6.47	(0.01)	3.13	3.12	—	—	(0.04)	(0.04)
Class R Shares								
Six-month period ended 9-30-2014 (unaudited)	14.01	(0.02)	0.70	0.68	—	—	—	—
Year ended 3-31-2014	12.13	0.01	2.67	2.68	(0.01)	(0.79)	—	(0.80)
Year ended 3-31-2013[6]	11.15	0.00	0.98	0.98	—	—	—	—
Class R6 Shares								
Six-month period ended 9-30-2014 (unaudited)[8]	15.69	0.02	0.38	0.40	—	—	—	—
Class Y Shares								
Six-month period ended 9-30-2014 (unaudited)	14.94	0.03	0.76	0.79	—	—	—	—
Year ended 3-31-2014	12.87	0.09	2.84	2.93	(0.07)	(0.79)	—	(0.86)
Year ended 3-31-2013	11.54	0.06	1.40	1.46	(0.05)	(0.08)	—	(0.13)
Year ended 3-31-2012	11.27	0.03	0.63	0.66	—	(0.39)	—	(0.39)
Year ended 3-31-2011	9.39	0.01	2.04	2.05	—	(0.17)	—	(0.17)
Year ended 3-31-2010	6.36	0.00	3.06	3.06	—	—	(0.03)	(0.03)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(6) For the period from December 19, 2012 (commencement of operations of the class) through March 31, 2013.

(7) For the fiscal year ended March 31, 2013.

(8) For the period from July 31, 2014 (commencement of operations of the class) through September 30, 2014.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 9-30-2014 (unaudited)	$14.76	5.13%	$570	1.14%[4]	0.11%[4]	1.17%[4]	0.08%[4]	35%
Year ended 3-31-2014	14.04	22.76	499	1.15	0.35	1.20	0.30	61
Year ended 3-31-2013	12.15	12.66	320	1.23	0.35	1.26	0.32	60
Year ended 3-31-2012	10.91	6.16	196	1.30	0.15	—	—	65
Year ended 3-31-2011	10.68	21.99	139	1.40	-0.10	—	—	107
Year ended 3-31-2010	8.91	47.83	97	1.44	0.19	—	—	101
Class B Shares[5]								
Six-month period ended 9-30-2014 (unaudited)	12.88	4.55	10	2.11[4]	-0.84[4]	—	—	35
Year ended 3-31-2014	12.32	21.62	11	2.12	-0.62	—	—	61
Year ended 3-31-2013	10.78	11.49	10	2.24	-0.68	—	—	60
Year ended 3-31-2012	9.75	5.05	5	2.36	-0.89	—	—	65
Year ended 3-31-2011	9.59	20.73	5	2.46	-1.19	—	—	107
Year ended 3-31-2010	8.10	46.21	5	2.51	-0.87	—	—	101
Class C Shares								
Six-month period ended 9-30-2014 (unaudited)	13.22	4.67	148	1.91[4]	-0.64[4]	—	—	35
Year ended 3-31-2014	12.63	21.79	144	1.94	-0.44	—	—	61
Year ended 3-31-2013	11.03	11.76	115	2.02	-0.43	—	—	60
Year ended 3-31-2012	9.95	5.46	99	2.08	-0.61	—	—	65
Year ended 3-31-2011	9.77	21.01	105	2.15	-0.87	—	—	107
Year ended 3-31-2010	8.23	46.70	96	2.20	-0.57	—	—	101
Class E Shares								
Six-month period ended 9-30-2014 (unaudited)	14.69	4.93	8	1.35[4]	-0.08[4]	1.45[4]	-0.18[4]	35
Year ended 3-31-2014	14.00	22.57	7	1.35	0.15	1.51	-0.01	61
Year ended 3-31-2013	12.12	12.53	4	1.35	0.25	1.61	-0.01	60
Year ended 3-31-2012	10.89	6.13	3	1.35	0.10	1.72	-0.27	65
Year ended 3-31-2011	10.67	22.02	2	1.35	-0.05	1.92	-0.62	107
Year ended 3-31-2010	8.90	48.03	1	1.35	0.26	2.16	-0.55	101
Class I Shares								
Six-month period ended 9-30-2014 (unaudited)	16.09	5.23	233	0.84[4]	0.43[4]	0.91[4]	0.36[4]	35
Year ended 3-31-2014	15.29	23.18	153	0.84	0.63	0.91	0.56	61
Year ended 3-31-2013	13.15	13.08	60	0.91	0.69	0.93	0.67	60
Year ended 3-31-2012	11.78	6.57	28	0.94	0.47	—	—	65
Year ended 3-31-2011	11.50	22.41	5	0.99	0.33	—	—	107
Year ended 3-31-2010	9.55	48.34	3	0.99	0.55	—	—	101
Class R Shares								
Six-month period ended 9-30-2014 (unaudited)	14.69	4.85	2	1.50[4]	-0.24[4]	—	—	35
Year ended 3-31-2014	14.01	22.41	2	1.50	0.04	—	—	61
Year ended 3-31-2013[6]	12.13	8.79	—*	1.50[4]	-0.13[4]	—	—	60[7]
Class R6 Shares								
Six-month period ended 9-30-2014 (unaudited)[8]	16.09	2.55	3	0.75[4]	0.73[4]	—	—	35
Class Y Shares								
Six-month period ended 9-30-2014 (unaudited)	15.73	5.29	81	0.84[4]	0.43[4]	1.16[4]	0.11[4]	35
Year ended 3-31-2014	14.94	23.14	68	0.84	0.64	1.16	0.32	61
Year ended 3-31-2013	12.87	12.82	27	1.09	0.48	1.18	0.40	60
Year ended 3-31-2012	11.54	6.35	18	1.20	0.27	—	—	65
Year ended 3-31-2011	11.27	22.04	11	1.24	0.06	—	—	107
Year ended 3-31-2010	9.39	48.15	5	1.24	0.39	—	—	101

See Accompanying Notes to Financial Statements.

IVY CUNDILL GLOBAL VALUE FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Distributions From Return of Capital	Total Distributions
Class A Shares								
Six-month period ended 9-30-2014 (unaudited)	$17.96	$ 0.04	$(0.25)	$(0.21)	$ —	$—	$ —	$ —
Year ended 3-31-2014	14.68	(0.03)	3.32	3.29	(0.01)	—	—	(0.01)
Year ended 3-31-2013	13.44	0.01	1.23	1.24	—	—	—	—
Year ended 3-31-2012	14.00	0.02	(0.57)	(0.55)	(0.01)	—	—	(0.01)
Year ended 3-31-2011	12.63	0.03	1.34	1.37	—	—	—	—
Year ended 3-31-2010	8.55	0.04	4.15	4.19	(0.08)	—	(0.03)	(0.11)
Class B Shares[5]								
Six-month period ended 9-30-2014 (unaudited)	16.72	(0.06)	(0.23)	(0.29)	—	—	—	—
Year ended 3-31-2014	13.81	(0.19)	3.10	2.91	—	—	—	—
Year ended 3-31-2013	12.78	(0.11)	1.14	1.03	—	—	—	—
Year ended 3-31-2012	13.43	(0.09)	(0.56)	(0.65)	—	—	—	—
Year ended 3-31-2011	12.22	(0.07)	1.28	1.21	—	—	—	—
Year ended 3-31-2010	8.31	(0.04)	3.99	3.95	(0.03)	—	(0.01)	(0.04)
Class C Shares								
Six-month period ended 9-30-2014 (unaudited)	17.03	(0.02)	(0.23)	(0.25)	—	—	—	—
Year ended 3-31-2014	13.99	(0.12)	3.16	3.04	—	—	—	—
Year ended 3-31-2013	12.88	(0.05)	1.16	1.11	—	—	—	—
Year ended 3-31-2012	13.48	(0.05)	(0.55)	(0.60)	—	—	—	—
Year ended 3-31-2011	12.23	(0.03)	1.28	1.25	—	—	—	—
Year ended 3-31-2010	8.30	0.00	3.99	3.99	(0.05)	—	(0.01)	(0.06)
Class E Shares								
Six-month period ended 9-30-2014 (unaudited)	18.05	0.03	(0.24)	(0.21)	—	—	—	—
Year ended 3-31-2014	14.78	(0.03)	3.34	3.31	(0.04)	—	—	(0.04)
Year ended 3-31-2013	13.49	0.04	1.25	1.29	—	—	—	—
Year ended 3-31-2012	14.04	0.05	(0.57)	(0.52)	(0.03)	—	—	(0.03)
Year ended 3-31-2011	12.64	0.06	1.34	1.40	—	—	—	—
Year ended 3-31-2010	8.55	0.06	4.16	4.22	(0.10)	—	(0.03)	(0.13)
Class I Shares								
Six-month period ended 9-30-2014 (unaudited)	18.33	0.08	(0.25)	(0.17)	—	—	—	—
Year ended 3-31-2014	14.98	0.05	3.39	3.44	(0.09)	—	—	(0.09)
Year ended 3-31-2013	13.64	0.09	1.25	1.34	—	—	—	—
Year ended 3-31-2012	14.23	0.10	(0.59)	(0.49)	(0.10)	—	—	(0.10)
Year ended 3-31-2011	12.76	0.11	1.36	1.47	—	—	—	—
Year ended 3-31-2010	8.64	0.07	4.22	4.29	(0.13)	—	(0.04)	(0.17)
Class R Shares								
Six-month period ended 9-30-2014 (unaudited)	17.94	0.02	(0.24)	(0.22)	—	—	—	—
Year ended 3-31-2014	14.68	(0.05)	3.32	3.27	(0.01)	—	—	(0.01)
Year ended 3-31-2013[6]	13.62	(0.01)	1.07	1.06	—	—	—	—
Class R6 Shares								
Six-month period ended 9-30-2014 (unaudited)[8]	18.57	0.04	(0.45)	(0.41)	—	—	—	—
Class Y Shares								
Six-month period ended 9-30-2014 (unaudited)	18.20	0.06	(0.26)	(0.20)	—	—	—	—
Year ended 3-31-2014	14.86	(0.01)	3.39	3.38	(0.04)	—	—	(0.04)
Year ended 3-31-2013	13.56	0.09	1.21	1.30	—	—	—	—
Year ended 3-31-2012	14.15	0.11	(0.59)	(0.48)	(0.11)	—	—	(0.11)
Year ended 3-31-2011	12.69	0.11	1.35	1.46	—	—	—	—
Year ended 3-31-2010	8.58	0.07	4.22	4.29	(0.14)	—	(0.04)	(0.18)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(6) For the period from December 19, 2012 (commencement of operations of the class) through March 31, 2013.

(7) For the fiscal year ended March 31, 2013.

(8) For the period from July 31, 2014 (commencement of operations of the class) through September 30, 2014.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 9-30-2014 (unaudited)	$17.75	-1.17%	$334	1.54%[4]	0.43%[4]	1.68%[4]	0.29%[4]	3%
Year ended 3-31-2014	17.96	22.41	332	1.61	-0.20	1.75	-0.34	47
Year ended 3-31-2013	14.68	9.23	196	1.86	0.05	1.91	—	26
Year ended 3-31-2012	13.44	-3.93	200	1.86	0.16	—	—	38
Year ended 3-31-2011	14.00	10.85	250	1.83	0.27	—	—	46
Year ended 3-31-2010	12.63	49.03	255	1.90	0.57	1.92	0.55	35
Class B Shares[5]								
Six-month period ended 9-30-2014 (unaudited)	16.43	-1.73	3	2.71[4]	-0.72[4]	2.85[4]	-0.86[4]	3
Year ended 3-31-2014	16.72	21.07	4	2.72	-1.23	2.86	-1.37	47
Year ended 3-31-2013	13.81	8.06	6	2.94	-0.92	2.99	-0.97	26
Year ended 3-31-2012	12.78	-4.84	10	2.81	-0.76	—	—	38
Year ended 3-31-2011	13.43	9.90	16	2.74	-0.61	—	—	46
Year ended 3-31-2010	12.22	47.51	20	2.81	-0.29	—	—	35
Class C Shares								
Six-month period ended 9-30-2014 (unaudited)	16.78	-1.47	22	2.19[4]	-0.21[4]	2.33[4]	-0.35[4]	3
Year ended 3-31-2014	17.03	21.73	24	2.22	-0.78	2.36	-0.92	47
Year ended 3-31-2013	13.99	8.62	21	2.39	-0.44	2.44	-0.49	26
Year ended 3-31-2012	12.88	-4.45	26	2.42	-0.39	—	—	38
Year ended 3-31-2011	13.48	10.22	36	2.41	-0.28	—	—	46
Year ended 3-31-2010	12.23	48.10	43	2.46	0.08	—	—	35
Class E Shares								
Six-month period ended 9-30-2014 (unaudited)	17.84	-1.16	1	1.59[4]	0.38[4]	1.98[4]	(0.01)[4]	3
Year ended 3-31-2014	18.05	22.43	1	1.60	-0.17	2.08	-0.65	47
Year ended 3-31-2013	14.78	9.56	1	1.59	0.28	2.35	-0.48	26
Year ended 3-31-2012	13.49	-3.66	1	1.59	0.42	2.36	-0.35	38
Year ended 3-31-2011	14.04	11.08	1	1.59	0.46	2.37	-0.32	46
Year ended 3-31-2010	12.64	49.41	—*	1.59	0.75	2.63	-0.29	35
Class I Shares								
Six-month period ended 9-30-2014 (unaudited)	18.16	-0.93	8	1.12[4]	0.85[4]	1.26[4]	0.71[4]	3
Year ended 3-31-2014	18.33	22.98	7	1.14	0.27	1.28	0.13	47
Year ended 3-31-2013	14.98	9.82	4	1.24	0.70	1.29	0.65	26
Year ended 3-31-2012	13.64	-3.32	5	1.27	0.75	—	—	38
Year ended 3-31-2011	14.23	11.52	6	1.28	0.85	—	—	46
Year ended 3-31-2010	12.76	49.77	6	1.31	0.93	—	—	35
Class R Shares								
Six-month period ended 9-30-2014 (unaudited)	17.72	-1.23	—*	1.71[4]	0.26[4]	1.85[4]	0.12[4]	3
Year ended 3-31-2014	17.94	22.30	—*	1.72	-0.28	1.86	-0.42	47
Year ended 3-31-2013[6]	14.68	7.78	—*	1.66[4]	-0.37[4]	1.71[4]	-0.42[4]	26[7]
Class R6 Shares								
Six-month period ended 9-30-2014 (unaudited)[8]	18.16	-2.21	2	0.98[4]	1.27[4]	1.12[4]	1.13[4]	3
Class Y Shares								
Six-month period ended 9-30-2014 (unaudited)	18.00	-1.10	4	1.38[4]	0.61[4]	1.52[4]	0.47[4]	3
Year ended 3-31-2014	18.20	22.76	4	1.35	-0.04	1.49	-0.18	47
Year ended 3-31-2013	14.86	9.59	4	1.47	0.74	1.63	0.58	26
Year ended 3-31-2012	13.56	-3.24	13	1.20	0.85	1.54	0.51	38
Year ended 3-31-2011	14.15	11.51	20	1.20	0.85	1.54	0.51	46
Year ended 3-31-2010	12.69	50.14	17	1.20	1.12	1.55	0.77	35

See Accompanying Notes to Financial Statements.

IVY DIVIDEND OPPORTUNITIES FUND

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 9-30-2014 (unaudited)	$20.27	$0.12	$ 0.59	$ 0.71	$(0.08)	$ —	$(0.08)
Year ended 3-31-2014	17.20	0.19	3.33	3.52	(0.16)	(0.29)	(0.45)
Year ended 3-31-2013	15.70	0.23	1.48	1.71	(0.21)	—	(0.21)
Year ended 3-31-2012	16.14	0.18	(0.44)	(0.26)	(0.18)	—	(0.18)
Year ended 3-31-2011	13.61	0.13	2.55	2.68	(0.15)	—	(0.15)
Year ended 3-31-2010	9.86	0.12	3.74	3.86	(0.11)	—	(0.11)
Class B Shares[5]							
Six-month period ended 9-30-2014 (unaudited)	19.97	0.04	0.58	0.62	—	—	—
Year ended 3-31-2014	16.99	0.05	3.27	3.32	(0.05)	(0.29)	(0.34)
Year ended 3-31-2013	15.54	0.09	1.48	1.57	(0.12)	—	(0.12)
Year ended 3-31-2012	15.98	0.04	(0.43)	(0.39)	(0.05)	—	(0.05)
Year ended 3-31-2011	13.49	0.00	2.52	2.52	(0.03)	—	(0.03)
Year ended 3-31-2010	9.79	0.00	3.71	3.71	(0.01)	—	(0.01)
Class C Shares							
Six-month period ended 9-30-2014 (unaudited)	20.05	0.05	0.58	0.63	—	—	—
Year ended 3-31-2014	17.05	0.07	3.29	3.36	(0.07)	(0.29)	(0.36)
Year ended 3-31-2013	15.59	0.11	1.49	1.60	(0.14)	—	(0.14)
Year ended 3-31-2012	16.03	0.07	(0.43)	(0.36)	(0.08)	—	(0.08)
Year ended 3-31-2011	13.53	0.03	2.54	2.57	(0.07)	—	(0.07)
Year ended 3-31-2010	9.81	0.04	3.71	3.75	(0.03)	—	(0.03)
Class E Shares							
Six-month period ended 9-30-2014 (unaudited)	20.21	0.11	0.59	0.70	(0.07)	—	(0.07)
Year ended 3-31-2014	17.16	0.17	3.32	3.49	(0.15)	(0.29)	(0.44)
Year ended 3-31-2013	15.66	0.21	1.49	1.70	(0.20)	—	(0.20)
Year ended 3-31-2012	16.10	0.17	(0.44)	(0.27)	(0.17)	—	(0.17)
Year ended 3-31-2011	13.58	0.13	2.54	2.67	(0.15)	—	(0.15)
Year ended 3-31-2010	9.84	0.13	3.73	3.86	(0.12)	—	(0.12)
Class I Shares							
Six-month period ended 9-30-2014 (unaudited)	20.33	0.16	0.59	0.75	(0.12)	—	(0.12)
Year ended 3-31-2014	17.25	0.26	3.33	3.59	(0.22)	(0.29)	(0.51)
Year ended 3-31-2013	15.73	0.28	1.49	1.77	(0.25)	—	(0.25)
Year ended 3-31-2012	16.17	0.24	(0.45)	(0.21)	(0.23)	—	(0.23)
Year ended 3-31-2011	13.63	0.18	2.56	2.74	(0.20)	—	(0.20)
Year ended 3-31-2010	9.88	0.17	3.75	3.92	(0.17)	—	(0.17)
Class R Shares							
Six-month period ended 9-30-2014 (unaudited)	20.25	0.09	0.59	0.68	(0.05)	—	(0.05)
Year ended 3-31-2014	17.19	0.14	3.33	3.47	(0.12)	(0.29)	(0.41)
Year ended 3-31-2013[6]	15.79	0.01	1.39	1.40	—	—	—
Class R6 Shares							
Six-month period ended 9-30-2014 (unaudited)[8]	20.64	0.06	0.34	0.40	(0.05)	—	(0.05)
Class Y Shares							
Six-month period ended 9-30-2014 (unaudited)	20.30	0.13	0.59	0.72	(0.09)	—	(0.09)
Year ended 3-31-2014	17.23	0.21	3.33	3.54	(0.18)	(0.29)	(0.47)
Year ended 3-31-2013	15.72	0.24	1.50	1.74	(0.23)	—	(0.23)
Year ended 3-31-2012	16.16	0.19	(0.44)	(0.25)	(0.19)	—	(0.19)
Year ended 3-31-2011	13.63	0.15	2.55	2.70	(0.17)	—	(0.17)
Year ended 3-31-2010	9.87	0.14	3.75	3.89	(0.13)	—	(0.13)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(6) For the period from December 19, 2012 (commencement of operations of the class) through March 31, 2013.

(7) For the fiscal year ended March 31, 2013.

(8) For the period from July 31, 2014 (commencement of operations of the class) through September 30, 2014.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 9-30-2014 (unaudited)	$20.90	3.51%	$309	1.24%[4]	1.18%[4]	—%	—%	21%
Year ended 3-31-2014	20.27	20.70	291	1.27	1.03	—	—	43
Year ended 3-31-2013	17.20	11.06	246	1.28	1.43	—	—	45
Year ended 3-31-2012	15.70	-1.54	261	1.29	1.21	—	—	37
Year ended 3-31-2011	16.14	19.85	252	1.33	0.94	—	—	45
Year ended 3-31-2010	13.61	39.29	182	1.40	1.02	—	—	46
Class B Shares[5]								
Six-month period ended 9-30-2014 (unaudited)	20.59	3.14	12	2.02[4]	0.41[4]	—	—	21
Year ended 3-31-2014	19.97	19.70	13	2.05	0.25	—	—	43
Year ended 3-31-2013	16.99	10.10	11	2.13	0.60	—	—	45
Year ended 3-31-2012	15.54	-2.35	15	2.18	0.30	—	—	37
Year ended 3-31-2011	15.98	18.69	16	2.25	0.02	—	—	45
Year ended 3-31-2010	13.49	37.88	10	2.44	-0.01	—	—	46
Class C Shares								
Six-month period ended 9-30-2014 (unaudited)	20.68	3.21	47	1.91[4]	0.51[4]	—	—	21
Year ended 3-31-2014	20.05	19.85	47	1.93	0.37	—	—	43
Year ended 3-31-2013	17.05	10.32	39	1.97	0.73	—	—	45
Year ended 3-31-2012	15.59	-2.23	43	2.00	0.48	—	—	37
Year ended 3-31-2011	16.03	19.07	50	2.02	0.24	—	—	45
Year ended 3-31-2010	13.53	38.30	43	2.09	0.35	—	—	46
Class E Shares								
Six-month period ended 9-30-2014 (unaudited)	20.84	3.44	5	1.37[4]	1.05[4]	1.60[4]	0.82[4]	21
Year ended 3-31-2014	20.21	20.52	4	1.37	0.93	1.66	0.64	43
Year ended 3-31-2013	17.16	11.00	4	1.36	1.31	1.80	0.87	45
Year ended 3-31-2012	15.66	-1.61	3	1.37	1.14	1.92	0.59	37
Year ended 3-31-2011	16.10	19.80	3	1.37	0.89	2.03	0.23	45
Year ended 3-31-2010	13.58	39.33	2	1.37	1.06	2.35	0.08	46
Class I Shares								
Six-month period ended 9-30-2014 (unaudited)	20.96	3.66	22	0.93[4]	1.50[4]	—	—	21
Year ended 3-31-2014	20.33	21.06	19	0.94	1.36	—	—	43
Year ended 3-31-2013	17.25	11.45	15	0.93	1.74	—	—	45
Year ended 3-31-2012	15.73	-1.18	14	0.94	1.60	—	—	37
Year ended 3-31-2011	16.17	20.32	7	0.97	1.31	—	—	45
Year ended 3-31-2010	13.63	39.80	6	0.98	1.51	—	—	46
Class R Shares								
Six-month period ended 9-30-2014 (unaudited)	20.88	3.35	—*	1.52[4]	0.91[4]	—	—	21
Year ended 3-31-2014	20.25	20.29	—*	1.54	0.76	—	—	43
Year ended 3-31-2013[6]	17.19	8.93	—*	1.51[4]	0.23[4]	—	—	45[7]
Class R6 Shares								
Six-month period ended 9-30-2014 (unaudited)[8]	20.99	1.93	—*	0.77[4]	1.63[4]	—	—	21
Class Y Shares								
Six-month period ended 9-30-2014 (unaudited)	20.93	3.54	11	1.18[4]	1.25[4]	—	—	21
Year ended 3-31-2014	20.30	20.74	11	1.19	1.11	—	—	43
Year ended 3-31-2013	17.23	11.19	12	1.18	1.51	—	—	45
Year ended 3-31-2012	15.72	-1.43	15	1.19	1.27	—	—	37
Year ended 3-31-2011	16.16	19.99	18	1.21	1.05	—	—	45
Year ended 3-31-2010	13.63	39.58	16	1.23	1.19	—	—	46

See Accompanying Notes to Financial Statements.

IVY EMERGING MARKETS EQUITY FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 9-30-2014 (unaudited)	$15.04	$ 0.08	$ 0.23	$ 0.31	$ —	$ —	$ —
Year ended 3-31-2014	13.88	0.02	1.22	1.24	(0.08)	—	(0.08)
Year ended 3-31-2013	13.98	0.03	(0.03)	0.00	(0.10)	—	(0.10)
Year ended 3-31-2012	16.94	0.01	(2.39)	(2.38)	(0.06)	(0.52)	(0.58)
Year ended 3-31-2011	14.84	(0.01)	2.11	2.10	—	—	—
Year ended 3-31-2010	8.86	(0.08)	6.06	5.98	—	—	—
Class B Shares[5]							
Six-month period ended 9-30-2014 (unaudited)	12.66	0.00	0.19	0.19	—	—	—
Year ended 3-31-2014	11.78	(0.12)	1.00	0.88	—	—	—
Year ended 3-31-2013	11.92	(0.10)	(0.04)	(0.14)	—*	—	—*
Year ended 3-31-2012	14.64	(0.13)	(2.07)	(2.20)	—	0.52	0.52
Year ended 3-31-2011	12.97	(0.15)	1.82	1.67	—	—	—
Year ended 3-31-2010	7.83	(0.19)	5.33	5.14	—	—	—
Class C Shares							
Six-month period ended 9-30-2014 (unaudited)	13.20	0.01	0.20	0.21	—	—	—
Year ended 3-31-2014	12.23	(0.07)	1.06	0.99	(0.02)	—	(0.02)
Year ended 3-31-2013	12.36	(0.06)	(0.03)	(0.09)	(0.04)	—	(0.04)
Year ended 3-31-2012	15.10	(0.08)	(2.14)	(2.22)	—	(0.52)	(0.52)
Year ended 3-31-2011	13.33	(0.10)	1.87	1.77	—	—	—
Year ended 3-31-2010	8.01	(0.17)	5.49	5.32	—	—	—
Class E Shares[6]							
Six-month period ended 9-30-2014 (unaudited)	15.23	0.10	0.22	0.32	—	—	—
Year ended 3-31-2014	14.04	0.06	1.25	1.31	(0.12)	—	(0.12)
Year ended 3-31-2013	14.12	0.09	(0.03)	0.06	(0.14)	—	(0.14)
Year ended 3-31-2012	17.15	0.06	(2.41)	(2.35)	(0.16)	(0.52)	(0.68)
Year ended 3-31-2011	14.98	0.05	2.12	2.17	—	—	—
Year ended 3-31-2010	8.90	(0.01)	6.09	6.08	—	—	—
Class I Shares							
Six-month period ended 9-30-2014 (unaudited)	15.43	0.11	0.22	0.33	—	—	—
Year ended 3-31-2014	14.23	0.09	1.26	1.35	(0.15)	—	(0.15)
Year ended 3-31-2013	14.30	0.10	(0.02)	0.08	(0.15)	—	(0.15)
Year ended 3-31-2012	17.39	0.08	(2.46)	(2.38)	(0.19)	(0.52)	(0.71)
Year ended 3-31-2011	15.16	0.05	2.18	2.23	—	—	—
Year ended 3-31-2010	9.00	(0.01)	6.17	6.16	—	—	—
Class R Shares							
Six-month period ended 9-30-2014 (unaudited)	15.02	0.06	0.22	0.28	—	—	—
Year ended 3-31-2014	13.87	(0.01)	1.23	1.22	(0.07)	—	(0.07)
Year ended 3-31-2013[7]	14.07	(0.04)	(0.16)	(0.20)	—	—	—
Class R6 Shares							
Six-month period ended 9-30-2014 (unaudited)[9]	16.41	0.00	(0.64)	(0.64)	—	—	—
Class Y Shares							
Six-month period ended 9-30-2014 (unaudited)	15.33	0.08	0.22	0.30	—	—	—
Year ended 3-31-2014	14.13	0.05	1.26	1.31	(0.11)	—	(0.11)
Year ended 3-31-2013	14.22	0.09	(0.05)	0.04	(0.13)	—	(0.13)
Year ended 3-31-2012	17.25	0.05	(2.44)	(2.39)	(0.12)	(0.52)	(0.64)
Year ended 3-31-2011	15.08	0.03	2.14	2.17	—	—	—
Year ended 3-31-2010	8.98	(0.05)	6.15	6.10	—	—	—

*Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(6) Class share is closed to investment.

(7) For the period from December 19, 2012 (commencement of operations of the class) through March 31, 2013.

(8) For the fiscal year ended March 31, 2013.

(9) For the period from July 31, 2014 (commencement of operations of the class) through September 30, 2014.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 9-30-2014 (unaudited)	$15.35	2.06%	$455	1.50%[4]	1.06%[4]	1.68%[4]	0.88%[4]	47%
Year ended 3-31-2014	15.04	8.95	536	1.73	0.17	—	—	138
Year ended 3-31-2013	13.88	-0.02	491	1.74	0.25	—	—	142
Year ended 3-31-2012	13.98	-13.71	504	1.75	0.04	—	—	97
Year ended 3-31-2011	16.94	14.15	600	1.72	-0.07	—	—	137
Year ended 3-31-2010	14.84	67.50	514	1.83	-0.61	—	—	81
Class B Shares[5]								
Six-month period ended 9-30-2014 (unaudited)	12.85	1.50	8	2.50[4]	0.06[4]	2.76[4]	-0.20[4]	47
Year ended 3-31-2014	12.66	7.47	9	3.00	-1.04	—	—	138
Year ended 3-31-2013	11.78	-1.13	8	2.94	-0.88	—	—	142
Year ended 3-31-2012	11.92	-14.69	10	2.88	-1.03	—	—	97
Year ended 3-31-2011	14.64	12.88	16	2.81	-1.07	—	—	137
Year ended 3-31-2010	12.97	65.65	17	2.91	-1.64	—	—	81
Class C Shares								
Six-month period ended 9-30-2014 (unaudited)	13.41	1.59	38	2.40[4]	0.17[4]	—	—	47
Year ended 3-31-2014	13.20	8.06	44	2.47	-0.59	—	—	138
Year ended 3-31-2013	12.23	-0.77	16	2.53	-0.48	—	—	142
Year ended 3-31-2012	12.36	-14.37	20	2.51	-0.63	—	—	97
Year ended 3-31-2011	15.10	13.28	32	2.46	-0.73	—	—	137
Year ended 3-31-2010	13.33	66.42	35	2.56	-1.38	—	—	81
Class E Shares[6]								
Six-month period ended 9-30-2014 (unaudited)	15.55	2.10	—*	1.33[4]	1.25[4]	—	—	47
Year ended 3-31-2014	15.23	9.35	—*	1.35	0.44	—	—	138
Year ended 3-31-2013	14.04	0.40	—*	1.34	0.64	—	—	142
Year ended 3-31-2012	14.12	-13.32	—*	1.37	0.41	—	—	97
Year ended 3-31-2011	17.15	14.49	—*	1.36	0.30	—	—	137
Year ended 3-31-2010	14.98	68.32	—*	1.42	-0.11	—	—	81
Class I Shares								
Six-month period ended 9-30-2014 (unaudited)	15.76	2.14	123	1.23[4]	1.35[4]	—	—	47
Year ended 3-31-2014	15.43	9.52	139	1.22	0.62	—	—	138
Year ended 3-31-2013	14.23	0.55	147	1.22	0.69	—	—	142
Year ended 3-31-2012	14.30	-13.28	138	1.25	0.52	—	—	97
Year ended 3-31-2011	17.39	14.71	159	1.24	0.28	—	—	137
Year ended 3-31-2010	15.16	68.44	104	1.29	-0.11	—	—	81
Class R Shares								
Six-month period ended 9-30-2014 (unaudited)	15.30	1.86	1	1.82[4]	0.77[4]	—	—	47
Year ended 3-31-2014	15.02	8.75	1	1.83	-0.05	—	—	138
Year ended 3-31-2013[7]	13.87	-1.35	—*	1.80[4]	-1.09[4]	—	—	142[8]
Class R6 Shares								
Six-month period ended 9-30-2014 (unaudited)[9]	15.77	-3.90	6	1.05[4]	-0.02[4]	—	—	47
Class Y Shares								
Six-month period ended 9-30-2014 (unaudited)	15.63	1.96	11	1.50[4]	1.05[4]	1.55[4]	1.00[4]	47
Year ended 3-31-2014	15.33	9.19	11	1.47	0.34	—	—	138
Year ended 3-31-2013	14.13	0.31	5	1.47	0.63	—	—	142
Year ended 3-31-2012	14.22	-13.48	6	1.50	0.30	—	—	97
Year ended 3-31-2011	17.25	14.39	9	1.50	0.22	—	—	137
Year ended 3-31-2010	15.08	67.93	9	1.55	-0.38	—	—	81

See Accompanying Notes to Financial Statements.

IVY EUROPEAN OPPORTUNITIES FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 9-30-2014 (unaudited)	$29.76	$ 0.20	$(1.26)	$(1.06)	$ —	$—	$ —
Year ended 3-31-2014	24.70	0.32	4.82	5.14	(0.08)	—	(0.08)
Year ended 3-31-2013	22.89	0.07	1.83	1.90	(0.09)	—	(0.09)
Year ended 3-31-2012	24.61	0.07	(1.72)	(1.65)	(0.07)	—	(0.07)
Year ended 3-31-2011	21.44	(0.01)	3.24	3.23	(0.06)	—	(0.06)
Year ended 3-31-2010	15.08	0.27	6.43	6.70	(0.34)	—	(0.34)
Class B Shares[4]							
Six-month period ended 9-30-2014 (unaudited)	27.66	0.03	(1.17)	(1.14)	—	—	—
Year ended 3-31-2014	23.16	0.01	4.49	4.50	—	—	—
Year ended 3-31-2013	21.62	(0.15)	1.69	1.54	—	—	—
Year ended 3-31-2012	23.40	(0.13)	(1.65)	(1.78)	—	—	—
Year ended 3-31-2011	20.53	(0.21)	3.08	2.87	—*	—	—*
Year ended 3-31-2010	14.50	0.10	6.14	6.24	(0.21)	—	(0.21)
Class C Shares							
Six-month period ended 9-30-2014 (unaudited)	28.25	0.10	(1.19)	(1.09)	—	—	—
Year ended 3-31-2014	23.53	0.16	4.56	4.72	—	—	—
Year ended 3-31-2013	21.86	(0.06)	1.73	1.67	—	—	—
Year ended 3-31-2012	23.58	(0.06)	(1.66)	(1.72)	—	—	—
Year ended 3-31-2011	20.63	(0.14)	3.11	2.97	(0.02)	—	(0.02)
Year ended 3-31-2010	14.55	0.18	6.17	6.35	(0.27)	—	(0.27)
Class E Shares[5]							
Six-month period ended 9-30-2014 (unaudited)	29.93	0.26	(1.26)	(1.00)	—	—	—
Year ended 3-31-2014	24.84	0.44	4.85	5.29	(0.20)	—	(0.20)
Year ended 3-31-2013	23.02	0.18	1.84	2.02	(0.20)	—	(0.20)
Year ended 3-31-2012	24.76	0.18	(1.74)	(1.56)	(0.18)	—	(0.18)
Year ended 3-31-2011	21.48	0.09	3.28	3.37	(0.09)	—	(0.09)
Year ended 3-31-2010	15.08	0.39	6.44	6.83	(0.43)	—	(0.43)
Class I Shares							
Six-month period ended 9-30-2014 (unaudited)	29.97	0.28	(1.27)	(0.99)	—	—	—
Year ended 3-31-2014	24.87	0.48	4.85	5.33	(0.23)	—	(0.23)
Year ended 3-31-2013	23.04	0.26	1.81	2.07	(0.24)	—	(0.24)
Year ended 3-31-2012	24.82	0.21	(1.75)	(1.54)	(0.24)	—	(0.24)
Year ended 3-31-2011	21.51	0.12	3.29	3.41	(0.10)	—	(0.10)
Year ended 3-31-2010	15.09	0.44	6.43	6.87	(0.45)	—	(0.45)
Class R Shares							
Six-month period ended 9-30-2014 (unaudited)	29.75	0.18	(1.24)	(1.06)	—	—	—
Year ended 3-31-2014	24.70	0.31	4.82	5.13	(0.08)	—	(0.08)
Year ended 3-31-2013[6]	24.16	0.00	0.54	0.54	—	—	—
Class R6 Shares							
Six-month period ended 9-30-2014 (unaudited)[8]	29.18	0.00	(0.19)	(0.19)	—	—	—
Class Y Shares							
Six-month period ended 9-30-2014 (unaudited)	29.95	0.14	(1.16)	(1.02)	—	—	—
Year ended 3-31-2014	24.86	0.44	4.81	5.25	(0.16)	—	(0.16)
Year ended 3-31-2013	23.04	0.15	1.85	2.00	(0.18)	—	(0.18)
Year ended 3-31-2012	24.75	0.17	(1.75)	(1.58)	(0.13)	—	(0.13)
Year ended 3-31-2011	21.50	0.09	3.24	3.33	(0.08)	—	(0.08)
Year ended 3-31-2010	15.10	0.33	6.48	6.81	(0.41)	—	(0.41)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Annualized.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(5) Class share is closed to investment.

(6) For the period from December 19, 2012 (commencement of operations of the class) through March 31, 2013.

(7) For the fiscal year ended March 31, 2013.

(8) For the period from July 31, 2014 (commencement of operations of the class) through September 30, 2014.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Portfolio Turnover Rate
Class A Shares						
Six-month period ended 9-30-2014 (unaudited)	$28.70	-3.56%	$150	1.69%[3]	1.35%[3]	89%
Year ended 3-31-2014	29.76	20.83	163	1.76	1.17	116
Year ended 3-31-2013	24.70	8.31	162	1.81	0.32	71
Year ended 3-31-2012	22.89	-6.67	167	1.84	0.33	49
Year ended 3-31-2011	24.61	15.07	197	1.82	-0.07	66
Year ended 3-31-2010	21.44	44.42	189	1.98	1.35	100
Class B Shares[4]						
Six-month period ended 9-30-2014 (unaudited)	26.52	-4.12	2	2.89[3]	0.22[3]	89
Year ended 3-31-2014	27.66	19.43	2	2.91	0.04	116
Year ended 3-31-2013	23.16	7.12	3	2.89	-0.68	71
Year ended 3-31-2012	21.62	-7.61	5	2.84	-0.63	49
Year ended 3-31-2011	23.40	13.99	8	2.81	-1.01	66
Year ended 3-31-2010	20.53	43.02	9	2.96	0.47	100
Class C Shares						
Six-month period ended 9-30-2014 (unaudited)	27.16	-3.86	9	2.33[3]	0.72[3]	89
Year ended 3-31-2014	28.25	20.06	11	2.37	0.61	116
Year ended 3-31-2013	23.53	7.64	9	2.43	-0.26	71
Year ended 3-31-2012	23.58	-7.29	11	2.47	-0.26	49
Year ended 3-31-2011	23.58	14.41	15	2.46	-0.65	66
Year ended 3-31-2010	20.63	43.62	19	2.55	0.87	100
Class E Shares[5]						
Six-month period ended 9-30-2014 (unaudited)	28.93	-3.34	—*	1.29[3]	1.72[3]	89
Year ended 3-31-2014	29.93	21.34	—*	1.33	1.62	116
Year ended 3-31-2013	24.84	8.83	—*	1.31	0.79	71
Year ended 3-31-2012	23.02	-6.18	—*	1.32	0.80	49
Year ended 3-31-2011	24.76	15.71	—*	1.32	0.40	66
Year ended 3-31-2010	21.48	45.28	—*	1.37	1.92	100
Class I Shares						
Six-month period ended 9-30-2014 (unaudited)	28.98	-3.30	26	1.20[3]	1.86[3]	89
Year ended 3-31-2014	29.97	21.50	31	1.19	1.76	116
Year ended 3-31-2013	24.87	8.96	37	1.18	1.13	71
Year ended 3-31-2012	23.04	-6.06	53	1.19	0.94	49
Year ended 3-31-2011	24.82	15.87	43	1.18	0.52	66
Year ended 3-31-2010	21.51	45.52	34	1.23	2.15	100
Class R Shares						
Six-month period ended 9-30-2014 (unaudited)	28.69	-3.56	—*	1.79[3]	1.22[3]	89
Year ended 3-31-2014	29.75	20.73	—*	1.79	1.15	116
Year ended 3-31-2013[6]	24.70	2.28	—*	1.74[3]	0.02[3]	71[7]
Class R6 Shares						
Six-month period ended 9-30-2014 (unaudited)[8]	28.99	-0.65	2	1.03[3]	-0.08[3]	89
Class Y Shares						
Six-month period ended 9-30-2014 (unaudited)	28.93	-3.41	5	1.45[3]	0.94[3]	89
Year ended 3-31-2014	29.95	21.17	3	1.46	1.57	116
Year ended 3-31-2013	24.86	8.71	1	1.42	0.66	71
Year ended 3-31-2012	23.04	-6.30	2	1.45	0.75	49
Year ended 3-31-2011	24.75	15.52	2	1.45	0.38	66
Year ended 3-31-2010	21.50	45.09	3	1.51	1.74	100

See Accompanying Notes to Financial Statements.

IVY GLOBAL BOND FUND

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 9-30-2014 (unaudited)	$10.06	$0.18	$(0.02)	$ 0.16	$(0.16)	$ —	$(0.16)
Year ended 3-31-2014	10.26	0.35	(0.19)	0.16	(0.34)	(0.02)	(0.36)
Year ended 3-31-2013	10.20	0.40	0.11	0.51	(0.42)	(0.03)	(0.45)
Year ended 3-31-2012	10.35	0.39	(0.11)	0.28	(0.39)	(0.04)	(0.43)
Year ended 3-31-2011	10.30	0.36	0.08	0.44	(0.33)	(0.06)	(0.39)
Year ended 3-31-2010	9.39	0.37	0.82	1.19	(0.28)	—	(0.28)
Class B Shares[5]							
Six-month period ended 9-30-2014 (unaudited)	10.06	0.14	(0.03)	0.11	(0.12)	—	(0.12)
Year ended 3-31-2014	10.25	0.27	(0.18)	0.09	(0.26)	(0.02)	(0.28)
Year ended 3-31-2013	10.19	0.32	0.11	0.43	(0.34)	(0.03)	(0.37)
Year ended 3-31-2012	10.35	0.31	(0.12)	0.19	(0.31)	(0.04)	(0.35)
Year ended 3-31-2011	10.29	0.28	0.09	0.37	(0.25)	(0.06)	(0.31)
Year ended 3-31-2010	9.38	0.32	0.80	1.12	(0.21)	—	(0.21)
Class C Shares							
Six-month period ended 9-30-2014 (unaudited)	10.06	0.14	(0.02)	0.12	(0.12)	—	(0.12)
Year ended 3-31-2014	10.25	0.27	(0.18)	0.09	(0.26)	(0.02)	(0.28)
Year ended 3-31-2013	10.19	0.32	0.11	0.43	(0.34)	(0.03)	(0.37)
Year ended 3-31-2012	10.35	0.31	(0.12)	0.19	(0.31)	(0.04)	(0.35)
Year ended 3-31-2011	10.29	0.28	0.09	0.37	(0.25)	(0.06)	(0.31)
Year ended 3-31-2010	9.38	0.30	0.82	1.12	(0.21)	—	(0.21)
Class I Shares							
Six-month period ended 9-30-2014 (unaudited)	10.06	0.19	(0.02)	0.17	(0.17)	—	(0.17)
Year ended 3-31-2014	10.25	0.37	(0.18)	0.19	(0.36)	(0.02)	(0.38)
Year ended 3-31-2013	10.19	0.42	0.11	0.53	(0.44)	(0.03)	(0.47)
Year ended 3-31-2012	10.35	0.41	(0.11)	0.30	(0.42)	(0.04)	(0.46)
Year ended 3-31-2011	10.30	0.39	0.08	0.47	(0.36)	(0.06)	(0.42)
Year ended 3-31-2010	9.39	0.40	0.82	1.22	(0.31)	—	(0.31)
Class R Shares							
Six-month period ended 9-30-2014 (unaudited)	10.05	0.15	(0.03)	0.12	(0.13)	—	(0.13)
Year ended 3-31-2014	10.24	0.29	(0.18)	0.11	(0.28)	(0.02)	(0.30)
Year ended 3-31-2013[6]	10.17	0.09	0.04	0.13	(0.06)	—	(0.06)
Class R6 Shares							
Six-month period ended 9-30-2014 (unaudited)[8]	10.15	0.07	(0.10)	(0.03)	(0.06)	—	(0.06)
Class Y Shares							
Six-month period ended 9-30-2014 (unaudited)	10.07	0.18	(0.03)	0.15	(0.16)	—	(0.16)
Year ended 3-31-2014	10.26	0.34	(0.18)	0.16	(0.33)	(0.02)	(0.35)
Year ended 3-31-2013	10.20	0.40	0.11	0.51	(0.42)	(0.03)	(0.45)
Year ended 3-31-2012	10.36	0.39	(0.12)	0.27	(0.39)	(0.04)	(0.43)
Year ended 3-31-2011	10.30	0.36	0.09	0.45	(0.33)	(0.06)	(0.39)
Year ended 3-31-2010	9.39	0.37	0.82	1.19	(0.28)	—	(0.28)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(6) For the period from December 19, 2012 (commencement of operations of the class) through March 31, 2013.

(7) For the fiscal year ended March 31, 2013.

(8) For the period from July 31, 2014 (commencement of operations of the class) through September 30, 2014.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 9-30-2014 (unaudited)	$10.06	1.54%	$196	0.99%[4]	3.50%[4]	1.21%[4]	3.28%[4]	11%
Year ended 3-31-2014	10.06	1.65	187	0.99	3.43	1.25	3.17	21
Year ended 3-31-2013	10.26	5.12	174	0.99	3.92	1.24	3.67	26
Year ended 3-31-2012	10.20	2.74	158	0.99	3.81	1.25	3.55	26
Year ended 3-31-2011	10.35	4.34	141	0.99	3.50	1.25	3.24	26
Year ended 3-31-2010	10.30	12.84	89	0.99	3.95	1.32	3.62	19
Class B Shares[5]								
Six-month period ended 9-30-2014 (unaudited)	10.05	1.07	6	1.74[4]	2.75[4]	2.10[4]	2.39[4]	11
Year ended 3-31-2014	10.06	0.90	6	1.74	2.67	2.10	2.31	21
Year ended 3-31-2013	10.25	4.34	7	1.74	3.17	2.15	2.76	26
Year ended 3-31-2012	10.19	1.96	6	1.74	3.05	2.26	2.53	26
Year ended 3-31-2011	10.35	3.66	7	1.74	2.76	2.06	2.44	26
Year ended 3-31-2010	10.29	12.01	6	1.74	3.22	2.00	2.96	19
Class C Shares								
Six-month period ended 9-30-2014 (unaudited)	10.06	1.17	35	1.74[4]	2.76[4]	1.87[4]	2.63[4]	11
Year ended 3-31-2014	10.06	0.90	33	1.74	2.67	1.88	2.53	21
Year ended 3-31-2013	10.25	4.34	44	1.74	3.18	1.90	3.02	26
Year ended 3-31-2012	10.19	1.96	41	1.74	3.06	1.93	2.87	26
Year ended 3-31-2011	10.35	3.66	44	1.74	2.76	1.92	2.58	26
Year ended 3-31-2010	10.29	12.01	33	1.74	3.20	1.97	2.97	19
Class I Shares								
Six-month period ended 9-30-2014 (unaudited)	10.06	1.67	69	0.74[4]	3.75[4]	0.86[4]	3.63[4]	11
Year ended 3-31-2014	10.06	1.91	58	0.74	3.67	0.89	3.52	21
Year ended 3-31-2013	10.25	5.39	59	0.74	4.13	0.89	3.97	26
Year ended 3-31-2012	10.19	3.00	28	0.74	4.07	0.91	3.90	26
Year ended 3-31-2011	10.35	4.61	25	0.74	3.76	0.92	3.58	26
Year ended 3-31-2010	10.30	13.13	14	0.74	4.20	0.96	3.98	19
Class R Shares								
Six-month period ended 9-30-2014 (unaudited)	10.04	1.20	—*	1.46[4]	3.03[4]	—	—	11
Year ended 3-31-2014	10.05	1.14	—*	1.48	2.93	—	—	21
Year ended 3-31-2013[6]	10.24	1.30	—*	1.45[4]	3.10[4]	—	—	26[7]
Class R6 Shares								
Six-month period ended 9-30-2014 (unaudited)[8]	10.06	-0.35	—*	0.70[4]	3.82[4]	—	—	11
Class Y Shares								
Six-month period ended 9-30-2014 (unaudited)	10.06	1.44	9	0.99[4]	3.50[4]	1.11[4]	3.38[4]	11
Year ended 3-31-2014	10.07	1.65	8	0.99	3.42	1.13	3.28	21
Year ended 3-31-2013	10.26	5.12	5	0.99	3.94	1.14	3.78	26
Year ended 3-31-2012	10.20	2.74	7	0.99	3.78	1.16	3.61	26
Year ended 3-31-2011	10.36	4.44	15	0.99	3.51	1.17	3.33	26
Year ended 3-31-2010	10.30	12.84	14	0.99	3.96	1.22	3.73	19

See Accompanying Notes to Financial Statements.

IVY GLOBAL EQUITY INCOME FUND

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 9-30-2014 (unaudited)	$13.27	$0.27	$(0.12)	$ 0.15	$(0.28)	$ —	$(0.28)
Year ended 3-31-2014	11.82	0.57	1.44	2.01	(0.46)	(0.10)	(0.56)
Year ended 3-31-2013[5]	10.00	0.35	1.84	2.19	(0.28)	(0.09)	(0.37)
Class B Shares[6]							
Six-month period ended 9-30-2014 (unaudited)	13.27	0.23	(0.13)	0.10	(0.24)	—	(0.24)
Year ended 3-31-2014	11.81	0.47	1.46	1.93	(0.37)	(0.10)	(0.47)
Year ended 3-31-2013[5]	10.00	0.27	1.85	2.12	(0.22)	(0.09)	(0.31)
Class C Shares							
Six-month period ended 9-30-2014 (unaudited)	13.27	0.23	(0.13)	0.10	(0.24)	—	(0.24)
Year ended 3-31-2014	11.81	0.50	1.44	1.94	(0.38)	(0.10)	(0.48)
Year ended 3-31-2013[5]	10.00	0.27	1.85	2.12	(0.22)	(0.09)	(0.31)
Class I Shares							
Six-month period ended 9-30-2014 (unaudited)	13.28	0.29	(0.12)	0.17	(0.30)	—	(0.30)
Year ended 3-31-2014	11.82	0.61	1.46	2.07	(0.51)	(0.10)	(0.61)
Year ended 3-31-2013[5]	10.00	0.37	1.85	2.22	(0.31)	(0.09)	(0.40)
Class R Shares							
Six-month period ended 9-30-2014 (unaudited)	13.28	0.25	(0.13)	0.12	(0.26)	—	(0.26)
Year ended 3-31-2014	11.82	0.52	1.46	1.98	(0.42)	(0.10)	(0.52)
Year ended 3-31-2013[7]	11.28	0.11	0.46	0.57	(0.03)	—	(0.03)
Class R6 Shares							
Six-month period ended 9-30-2014 (unaudited)[8]	13.37	0.10	(0.21)	(0.11)	(0.11)	—	(0.11)
Class Y Shares							
Six-month period ended 9-30-2014 (unaudited)	13.28	0.28	(0.13)	0.15	(0.29)	—	(0.29)
Year ended 3-31-2014	11.82	0.58	1.46	2.04	(0.48)	(0.10)	(0.58)
Year ended 3-31-2013[5]	10.00	0.34	1.86	2.20	(0.29)	(0.09)	(0.38)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) For the period from June 4, 2012 (commencement of operations of the class) through March 31, 2013.

(6) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(7) For the period from December 19, 2012 (commencement of operations of the class) through March 31, 2013.

(8) For the period from July 31, 2014 (commencement of operations of the class) through September 30, 2014.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 9-30-2014 (unaudited)	$13.14	1.08%	$213	1.30%[4]	4.03%[4]	1.39%[4]	3.94%[4]	58%
Year ended 3-31-2014	13.27	17.46	184	1.30	4.51	1.48	4.33	98
Year ended 3-31-2013[5]	11.82	22.15	59	1.29[4]	3.82[4]	1.68[4]	3.43[4]	73
Class B Shares[6]								
Six-month period ended 9-30-2014 (unaudited)	13.13	0.68	2	1.97[4]	3.42[4]	—	—	58
Year ended 3-31-2014	13.27	16.68	2	2.04	3.73	2.05	3.72	98
Year ended 3-31-2013[5]	11.81	22.41	1	2.01[4]	2.89[4]	2.21[4]	2.69[4]	73
Class C Shares								
Six-month period ended 9-30-2014 (unaudited)	13.13	0.69	9	1.94[4]	3.39[4]	—	—	58
Year ended 3-31-2014	13.27	16.75	8	1.99	3.91	2.04	3.86	98
Year ended 3-31-2013[5]	11.81	21.46	4	1.95[4]	2.95[4]	2.15[4]	2.75[4]	73
Class I Shares								
Six-month period ended 9-30-2014 (unaudited)	13.15	1.26	21	0.94[4]	4.30[4]	0.98[4]	4.26[4]	58
Year ended 3-31-2014	13.28	17.97	15	0.94	4.86	1.06	4.74	98
Year ended 3-31-2013[5]	11.82	22.47	12	0.94[4]	3.95[4]	1.29[4]	3.60[4]	73
Class R Shares								
Six-month period ended 9-30-2014 (unaudited)	13.14	0.87	—*	1.59[4]	3.75[4]	—	—	58
Year ended 3-31-2014	13.28	17.11	—*	1.65	4.11	1.66	4.10	98
Year ended 3-31-2013[7]	11.82	5.05	—*	1.67[4]	3.36[4]	1.87[4]	3.16[4]	73
Class R6 Shares								
Six-month period ended 9-30-2014 (unaudited)[8]	13.15	-0.86	1	0.82[4]	4.91[4]	—	—	58
Class Y Shares								
Six-month period ended 9-30-2014 (unaudited)	13.14	1.05	4	1.19[4]	4.14[4]	1.23[4]	4.10[4]	58
Year ended 3-31-2014	13.28	17.68	4	1.19	4.60	1.31	4.48	98
Year ended 3-31-2013[5]	11.82	22.25	4	1.18[4]	3.70[4]	1.54[4]	3.34[4]	73

See Accompanying Notes to Financial Statements.

IVY GLOBAL INCOME ALLOCATION FUND

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 9-30-2014 (unaudited)	$15.58	$0.35	$(0.14)	$ 0.21	$(0.32)	$—	$(0.32)
Year ended 3-31-2014	14.79	0.68	0.70	1.38	(0.59)	—	(0.59)
Year ended 3-31-2013	14.52	0.62	0.33	0.95	(0.68)	—	(0.68)
Year ended 3-31-2012	15.19	0.57	(0.57)	0.00	(0.67)	—	(0.67)
Year ended 3-31-2011	13.59	0.36	1.54	1.90	(0.30)	—	(0.30)
Year ended 3-31-2010	9.56	0.26	3.79	4.05	(0.02)	—	(0.02)
Class B Shares[5]							
Six-month period ended 9-30-2014 (unaudited)	15.32	0.28	(0.14)	0.14	(0.25)	—	(0.25)
Year ended 3-31-2014	14.55	0.52	0.70	1.22	(0.45)	—	(0.45)
Year ended 3-31-2013	14.29	0.48	0.32	0.80	(0.54)	—	(0.54)
Year ended 3-31-2012	14.93	0.43	(0.57)	(0.14)	(0.50)	—	(0.50)
Year ended 3-31-2011	13.40	0.23	1.51	1.74	(0.21)	—	(0.21)
Year ended 3-31-2010	9.52	0.12	3.76	3.88	—*	—	—*
Class C Shares							
Six-month period ended 9-30-2014 (unaudited)	15.41	0.30	(0.14)	0.16	(0.27)	—	(0.27)
Year ended 3-31-2014	14.64	0.57	0.70	1.27	(0.50)	—	(0.50)
Year ended 3-31-2013	14.38	0.52	0.32	0.84	(0.58)	—	(0.58)
Year ended 3-31-2012	15.02	0.49	(0.58)	(0.09)	(0.55)	—	(0.55)
Year ended 3-31-2011	13.46	0.28	1.52	1.80	(0.24)	—	(0.24)
Year ended 3-31-2010	9.53	0.18	3.77	3.95	(0.02)	—	(0.02)
Class E Shares							
Six-month period ended 9-30-2014 (unaudited)	15.58	0.35	(0.14)	0.21	(0.32)	—	(0.32)
Year ended 3-31-2014	14.79	0.68	0.70	1.38	(0.59)	—	(0.59)
Year ended 3-31-2013	14.52	0.62	0.33	0.95	(0.68)	—	(0.68)
Year ended 3-31-2012	15.20	0.59	(0.58)	0.01	(0.69)	—	(0.69)
Year ended 3-31-2011	13.59	0.38	1.54	1.92	(0.31)	—	(0.31)
Year ended 3-31-2010	9.54	0.27	3.80	4.07	(0.02)	—	(0.02)
Class I Shares							
Six-month period ended 9-30-2014 (unaudited)	15.70	0.38	(0.14)	0.24	(0.35)	—	(0.35)
Year ended 3-31-2014	14.90	0.74	0.71	1.45	(0.65)	—	(0.65)
Year ended 3-31-2013	14.62	0.70	0.32	1.02	(0.74)	—	(0.74)
Year ended 3-31-2012	15.31	0.64	(0.58)	0.06	(0.75)	—	(0.75)
Year ended 3-31-2011	13.67	0.45	1.53	1.98	(0.34)	—	(0.34)
Year ended 3-31-2010	9.57	0.33	3.80	4.13	(0.03)	—	(0.03)
Class R Shares							
Six-month period ended 9-30-2014 (unaudited)	15.57	0.34	(0.15)	0.19	(0.30)	—	(0.30)
Year ended 3-31-2014	14.79	0.64	0.70	1.34	(0.56)	—	(0.56)
Year ended 3-31-2013[6]	14.37	0.15	0.32	0.47	(0.05)	—	(0.05)
Class R6 Shares							
Six-month period ended 9-30-2014 (unaudited)[8]	15.95	0.14	(0.36)	(0.22)	(0.13)	—	(0.13)
Class Y Shares							
Six-month period ended 9-30-2014 (unaudited)	15.64	0.37	(0.15)	0.22	(0.33)	—	(0.33)
Year ended 3-31-2014	14.85	0.71	0.70	1.41	(0.62)	—	(0.62)
Year ended 3-31-2013	14.57	0.62	0.36	0.98	(0.70)	—	(0.70)
Year ended 3-31-2012	15.25	0.59	(0.57)	0.02	(0.70)	—	(0.70)
Year ended 3-31-2011	13.63	0.41	1.53	1.94	(0.32)	—	(0.32)
Year ended 3-31-2010	9.57	0.28	3.80	4.08	(0.02)	—	(0.02)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(6) For the period from December 19, 2012 (commencement of operations of the class) through March 31, 2013.

(7) For the fiscal year ended March 31, 2013.

(8) For the period from July 31, 2014 (commencement of operations of the class) through September 30, 2014.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 9-30-2014 (unaudited)	$15.47	1.30%	$562	1.29%[4]	4.44%[4]	—%	—%	49%
Year ended 3-31-2014	15.58	9.60	494	1.35	4.52	1.35	4.52	92
Year ended 3-31-2013	14.79	6.84	308	1.35	4.38	1.51	4.22	109
Year ended 3-31-2012	14.52	0.23	228	1.44	3.94	—	—	61
Year ended 3-31-2011	15.19	14.08	213	1.44	2.56	—	—	71
Year ended 3-31-2010	13.59	42.40	183	1.51	2.05	—	—	131
Class B Shares[5]								
Six-month period ended 9-30-2014 (unaudited)	15.21	0.88	6	2.19[4]	3.55[4]	—	—	49
Year ended 3-31-2014	15.32	8.53	6	2.27	3.54	—	—	92
Year ended 3-31-2013	14.55	5.90	7	2.31	3.48	2.54	3.25	109
Year ended 3-31-2012	14.29	-0.75	7	2.41	3.05	—	—	61
Year ended 3-31-2011	14.93	13.04	8	2.41	1.62	—	—	71
Year ended 3-31-2010	13.40	40.79	8	2.56	1.04	—	—	131
Class C Shares								
Six-month period ended 9-30-2014 (unaudited)	15.30	0.99	33	1.94[4]	3.78[4]	—	—	49
Year ended 3-31-2014	15.41	8.86	28	1.99	3.82	1.99	3.82	92
Year ended 3-31-2013	14.64	6.13	25	2.02	3.70	2.12	3.60	109
Year ended 3-31-2012	14.38	-0.41	19	2.10	3.41	—	—	61
Year ended 3-31-2011	15.02	13.42	23	2.10	1.93	—	—	71
Year ended 3-31-2010	13.46	41.42	24	2.15	1.44	—	—	131
Class E Shares								
Six-month period ended 9-30-2014 (unaudited)	15.47	1.28	3	1.33[4]	4.41[4]	1.61[4]	4.13[4]	49
Year ended 3-31-2014	15.58	9.56	3	1.33	4.51	1.70	4.14	92
Year ended 3-31-2013	14.79	6.94	2	1.33	4.42	2.03	3.72	109
Year ended 3-31-2012	14.52	0.30	2	1.33	4.07	1.90	3.50	61
Year ended 3-31-2011	15.20	14.25	2	1.33	2.65	2.05	1.93	71
Year ended 3-31-2010	13.59	42.72	1	1.33	2.19	2.35	1.17	131
Class I Shares								
Six-month period ended 9-30-2014 (unaudited)	15.59	1.48	59	0.93[4]	4.80[4]	—	—	49
Year ended 3-31-2014	15.70	10.07	39	0.93	4.90	0.94	4.89	92
Year ended 3-31-2013	14.90	7.33	30	0.91	4.98	1.03	4.86	109
Year ended 3-31-2012	14.62	0.67	43	0.99	4.39	—	—	61
Year ended 3-31-2011	15.31	14.63	42	0.99	3.08	—	—	71
Year ended 3-31-2010	13.67	43.15	45	1.00	2.63	—	—	131
Class R Shares								
Six-month period ended 9-30-2014 (unaudited)	15.46	1.19	—*	1.51[4]	4.23[4]	—	—	49
Year ended 3-31-2014	15.57	9.32	—*	1.55	4.28	—	—	92
Year ended 3-31-2013[6]	14.79	3.30	—*	1.52[4]	3.73[4]	1.53[4]	3.72[4]	109[7]
Class R6 Shares								
Six-month period ended 9-30-2014 (unaudited)[8]	15.60	-1.39	2	0.77[4]	5.68[4]	—	—	49
Class Y Shares								
Six-month period ended 9-30-2014 (unaudited)	15.53	1.36	7	1.17[4]	4.58[4]	1.18[4]	4.57[4]	49
Year ended 3-31-2014	15.64	9.77	7	1.17	4.68	1.19	4.66	92
Year ended 3-31-2013	14.85	7.08	5	1.17	4.40	1.29	4.28	109
Year ended 3-31-2012	14.57	0.38	4	1.26	4.12	—	—	61
Year ended 3-31-2011	15.25	14.33	6	1.25	2.80	—	—	71
Year ended 3-31-2010	13.63	42.69	6	1.26	2.10	—	—	131

See Accompanying Notes to Financial Statements.

IVY HIGH INCOME FUND

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 9-30-2014 (unaudited)	$8.75	$0.28	$(0.24)	$ 0.04	$(0.29)	$ —	$(0.29)
Year ended 3-31-2014	8.72	0.58	0.18	0.76	(0.60)	(0.13)	(0.73)
Year ended 3-31-2013	8.30	0.63	0.52	1.15	(0.63)	(0.10)	(0.73)
Year ended 3-31-2012	8.46	0.64	0.02	0.66	(0.65)	(0.17)	(0.82)
Year ended 3-31-2011	8.32	0.69	0.50	1.19	(0.69)	(0.36)	(1.05)
Year ended 3-31-2010	6.58	0.64	1.93	2.57	(0.66)	(0.17)	(0.83)
Class B Shares[5]							
Six-month period ended 9-30-2014 (unaudited)	8.75	0.25	(0.25)	0.00	(0.25)	—	(0.25)
Year ended 3-31-2014	8.72	0.52	0.17	0.69	(0.53)	(0.13)	(0.66)
Year ended 3-31-2013	8.30	0.57	0.52	1.09	(0.57)	(0.10)	(0.67)
Year ended 3-31-2012	8.46	0.58	0.02	0.60	(0.59)	(0.17)	(0.76)
Year ended 3-31-2011	8.32	0.62	0.50	1.12	(0.62)	(0.36)	(0.98)
Year ended 3-31-2010	6.57	0.57	1.94	2.51	(0.59)	(0.17)	(0.76)
Class C Shares							
Six-month period ended 9-30-2014 (unaudited)	8.75	0.25	(0.24)	0.01	(0.26)	—	(0.26)
Year ended 3-31-2014	8.72	0.52	0.18	0.70	(0.54)	(0.13)	(0.67)
Year ended 3-31-2013	8.30	0.57	0.52	1.09	(0.57)	(0.10)	(0.67)
Year ended 3-31-2012	8.46	0.58	0.03	0.61	(0.60)	(0.17)	(0.77)
Year ended 3-31-2011	8.32	0.63	0.50	1.13	(0.63)	(0.36)	(0.99)
Year ended 3-31-2010	6.58	0.60	1.92	2.52	(0.61)	(0.17)	(0.78)
Class E Shares							
Six-month period ended 9-30-2014 (unaudited)	8.75	0.27	(0.24)	0.03	(0.28)	—	(0.28)
Year ended 3-31-2014	8.72	0.55	0.17	0.72	(0.56)	(0.13)	(0.69)
Year ended 3-31-2013	8.30	0.59	0.52	1.11	(0.59)	(0.10)	(0.69)
Year ended 3-31-2012	8.46	0.62	0.01	0.63	(0.62)	(0.17)	(0.79)
Year ended 3-31-2011	8.32	0.67	0.50	1.17	(0.67)	(0.36)	(1.03)
Year ended 3-31-2010	6.57	0.61	1.95	2.56	(0.64)	(0.17)	(0.81)
Class I Shares							
Six-month period ended 9-30-2014 (unaudited)	8.75	0.29	(0.24)	0.05	(0.30)	—	(0.30)
Year ended 3-31-2014	8.72	0.60	0.18	0.78	(0.62)	(0.13)	(0.75)
Year ended 3-31-2013	8.30	0.65	0.52	1.17	(0.65)	(0.10)	(0.75)
Year ended 3-31-2012	8.46	0.66	0.03	0.69	(0.68)	(0.17)	(0.85)
Year ended 3-31-2011	8.32	0.72	0.50	1.22	(0.72)	(0.36)	(1.08)
Year ended 3-31-2010	6.58	0.69	1.91	2.60	(0.69)	(0.17)	(0.86)
Class R Shares							
Six-month period ended 9-30-2014 (unaudited)	8.75	0.27	(0.25)	0.02	(0.27)	—	(0.27)
Year ended 3-31-2014	8.72	0.52	0.21	0.73	(0.57)	(0.13)	(0.70)
Year ended 3-31-2013[6]	8.54	0.16	0.17	0.33	(0.15)	—	(0.15)
Class R6 Shares							
Six-month period ended 9-30-2014 (unaudited)[8]	8.63	0.09	(0.12)	(0.03)	(0.10)	—	(0.10)
Class Y Shares							
Six-month period ended 9-30-2014 (unaudited)	8.75	0.28	(0.24)	0.04	(0.29)	—	(0.29)
Year ended 3-31-2014	8.72	0.58	0.18	0.76	(0.60)	(0.13)	(0.73)
Year ended 3-31-2013	8.30	0.63	0.52	1.15	(0.63)	(0.10)	(0.73)
Year ended 3-31-2012	8.46	0.64	0.03	0.67	(0.66)	(0.17)	(0.83)
Year ended 3-31-2011	8.32	0.69	0.50	1.19	(0.69)	(0.36)	(1.05)
Year ended 3-31-2010	6.58	0.66	1.92	2.58	(0.67)	(0.17)	(0.84)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(6) For the period from December 19, 2012 (commencement of operations of the class) through March 31, 2013.

(7) For the fiscal year ended March 31, 2013.

(8) For the period from July 31, 2014 (commencement of operations of the class) through September 30, 2014.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 9-30-2014 (unaudited)	$8.50	0.36%	$3,406	0.93%[4]	6.41%[4]	—%	—%	28%
Year ended 3-31-2014	8.75	9.09	4,151	0.93	6.68	—	—	75
Year ended 3-31-2013	8.72	14.50	3,080	0.93	7.42	—	—	68
Year ended 3-31-2012	8.30	8.47	1,847	1.00	7.87	—	—	80
Year ended 3-31-2011	8.46	15.21	1,027	1.08	8.22	—	—	89
Year ended 3-31-2010	8.32	40.44	649	1.13	8.24	—	—	84
Class B Shares[5]								
Six-month period ended 9-30-2014 (unaudited)	8.50	-0.02	150	1.68[4]	5.67[4]	—	—	28
Year ended 3-31-2014	8.75	8.28	165	1.68	5.96	—	—	75
Year ended 3-31-2013	8.72	13.64	152	1.69	6.65	—	—	68
Year ended 3-31-2012	8.30	7.63	90	1.79	7.10	—	—	80
Year ended 3-31-2011	8.46	14.31	50	1.88	7.43	—	—	89
Year ended 3-31-2010	8.32	39.36	31	2.00	7.36	—	—	84
Class C Shares								
Six-month period ended 9-30-2014 (unaudited)	8.50	0.01	1,883	1.64[4]	5.71[4]	—	—	28
Year ended 3-31-2014	8.75	8.32	1,919	1.64	5.98	—	—	75
Year ended 3-31-2013	8.72	13.71	1,501	1.64	6.70	—	—	68
Year ended 3-31-2012	8.30	7.73	850	1.70	7.16	—	—	80
Year ended 3-31-2011	8.46	14.42	416	1.77	7.52	—	—	89
Year ended 3-31-2010	8.32	39.45	249	1.83	7.50	—	—	84
Class E Shares								
Six-month period ended 9-30-2014 (unaudited)	8.50	0.20	10	1.25[4]	6.10[4]	—	—	28
Year ended 3-31-2014	8.75	8.69	10	1.27	6.34	—	—	75
Year ended 3-31-2013	8.72	13.96	8	1.36	6.99	1.38	6.97	68
Year ended 3-31-2012	8.30	8.08	5	1.36	7.55	1.45	7.47	80
Year ended 3-31-2011	8.46	14.86	4	1.36	7.95	1.59	7.72	89
Year ended 3-31-2010	8.32	40.29	2	1.36	8.02	1.83	7.55	84
Class I Shares								
Six-month period ended 9-30-2014 (unaudited)	8.50	0.49	3,277	0.69[4]	6.64[4]	—	—	28
Year ended 3-31-2014	8.75	9.36	4,075	0.69	6.90	—	—	75
Year ended 3-31-2013	8.72	14.77	2,513	0.70	7.64	—	—	68
Year ended 3-31-2012	8.30	8.78	1,255	0.73	8.07	—	—	80
Year ended 3-31-2011	8.46	15.56	384	0.79	8.49	—	—	89
Year ended 3-31-2010	8.32	40.89	199	0.82	8.48	—	—	84
Class R Shares								
Six-month period ended 9-30-2014 (unaudited)	8.50	0.19	51	1.29[4]	6.08[4]	—	—	28
Year ended 3-31-2014	8.75	8.71	30	1.28	6.00	—	—	75
Year ended 3-31-2013[6]	8.72	3.94	—*	1.27[4]	6.61[4]	—	—	68[7]
Class R6 Shares								
Six-month period ended 9-30-2014 (unaudited)[8]	8.50	-0.36	4	0.53[4]	6.49[4]	—	—	28
Class Y Shares								
Six-month period ended 9-30-2014 (unaudited)	8.50	0.36	960	0.93[4]	6.40[4]	0.95[4]	6.38[4]	28
Year ended 3-31-2014	8.75	9.09	1,129	0.93	6.67	0.94	6.66	75
Year ended 3-31-2013	8.72	14.50	835	0.93	7.41	0.95	7.39	68
Year ended 3-31-2012	8.30	8.51	464	0.99	7.84	—	—	80
Year ended 3-31-2011	8.46	15.25	192	1.05	8.22	—	—	89
Year ended 3-31-2010	8.32	40.49	103	1.09	8.28	—	—	84

See Accompanying Notes to Financial Statements.

IVY INTERNATIONAL CORE EQUITY FUND

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 9-30-2014 (unaudited)	$19.04	$0.17	$ 0.16	$ 0.33	$ —	$ —	$ —
Year ended 3-31-2014	15.98	0.18	3.24	3.42	(0.35)	(0.01)	(0.36)
Year ended 3-31-2013	15.26	0.21	0.73	0.94	(0.22)	—	(0.22)
Year ended 3-31-2012	17.14	0.27	(1.66)	(1.39)	(0.27)	(0.22)	(0.49)
Year ended 3-31-2011	14.84	0.18	2.27	2.45	(0.15)	—	(0.15)
Year ended 3-31-2010	9.54	0.13	5.27	5.40	(0.10)	—	(0.10)
Class B Shares[5]							
Six-month period ended 9-30-2014 (unaudited)	17.23	0.08	0.14	0.22	—	—	—
Year ended 3-31-2014	14.49	0.04	2.93	2.97	(0.22)	(0.01)	(0.23)
Year ended 3-31-2013	13.86	0.07	0.66	0.73	(0.10)	—	(0.10)
Year ended 3-31-2012	15.64	0.14	(1.53)	(1.39)	(0.17)	(0.22)	(0.39)
Year ended 3-31-2011	13.59	0.05	2.06	2.11	(0.06)	—	(0.06)
Year ended 3-31-2010	8.77	0.02	4.82	4.84	(0.02)	—	(0.02)
Class C Shares							
Six-month period ended 9-30-2014 (unaudited)	17.25	0.10	0.14	0.24	—	—	—
Year ended 3-31-2014	14.51	0.07	2.93	3.00	(0.25)	(0.01)	(0.26)
Year ended 3-31-2013	13.88	0.11	0.65	0.76	(0.13)	—	(0.13)
Year ended 3-31-2012	15.65	0.17	(1.53)	(1.36)	(0.19)	(0.22)	(0.41)
Year ended 3-31-2011	13.58	0.07	2.08	2.15	(0.08)	—	(0.08)
Year ended 3-31-2010	8.76	0.05	4.82	4.87	(0.05)	—	(0.05)
Class E Shares							
Six-month period ended 9-30-2014 (unaudited)	19.14	0.16	0.16	0.32	—	—	—
Year ended 3-31-2014	16.07	0.16	3.25	3.41	(0.33)	(0.01)	(0.34)
Year ended 3-31-2013	15.33	0.20	0.75	0.95	(0.21)	—	(0.21)
Year ended 3-31-2012	17.21	0.27	(1.67)	(1.40)	(0.26)	(0.22)	(0.48)
Year ended 3-31-2011	14.90	0.17	2.29	2.46	(0.15)	—	(0.15)
Year ended 3-31-2010	9.59	0.16	5.27	5.43	(0.12)	—	(0.12)
Class I Shares							
Six-month period ended 9-30-2014 (unaudited)	19.15	0.21	0.15	0.36	—	—	—
Year ended 3-31-2014	16.07	0.25	3.25	3.50	(0.41)	(0.01)	(0.42)
Year ended 3-31-2013	15.33	0.27	0.75	1.02	(0.28)	—	(0.28)
Year ended 3-31-2012	17.22	0.32	(1.66)	(1.34)	(0.33)	(0.22)	(0.55)
Year ended 3-31-2011	14.90	0.23	2.30	2.53	(0.21)	—	(0.21)
Year ended 3-31-2010	9.58	0.20	5.30	5.50	(0.18)	—	(0.18)
Class R Shares							
Six-month period ended 9-30-2014 (unaudited)	19.03	0.14	0.16	0.30	—	—	—
Year ended 3-31-2014	15.98	0.11	3.26	3.37	(0.31)	(0.01)	(0.32)
Year ended 3-31-2013[6]	15.40	0.04	0.54	0.58	—	—	—
Class R6 Shares							
Six-month period ended 9-30-2014 (unaudited)[8]	20.09	0.06	(0.64)	(0.58)	—	—	—
Class Y Shares							
Six-month period ended 9-30-2014 (unaudited)	19.16	0.18	0.15	0.33	—	—	—
Year ended 3-31-2014	16.08	0.21	3.25	3.46	(0.37)	(0.01)	(0.38)
Year ended 3-31-2013	15.35	0.24	0.73	0.97	(0.24)	—	(0.24)
Year ended 3-31-2012	17.23	0.29	(1.66)	(1.37)	(0.29)	(0.22)	(0.51)
Year ended 3-31-2011	14.92	0.20	2.28	2.48	(0.17)	—	(0.17)
Year ended 3-31-2010	9.59	0.04	5.43	5.47	(0.14)	—	(0.14)

*   Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(6) For the period from December 19, 2012 (commencement of operations of the class) through March 31, 2013.

(7) For the fiscal year ended March 31, 2013.

(8) For the period from July 31, 2014 (commencement of operations of the class) through September 30, 2014.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 9-30-2014 (unaudited)	$19.37	1.73%	$1,169	1.35%[4]	1.76%[4]	—%	—%	46%
Year ended 3-31-2014	19.04	21.42	1,028	1.40	1.01	—	—	87
Year ended 3-31-2013	15.98	6.30	694	1.46	1.43	—	—	81
Year ended 3-31-2012	15.26	-7.86	717	1.49	1.75	—	—	88
Year ended 3-31-2011	17.14	16.60	673	1.46	1.21	—	—	101
Year ended 3-31-2010	14.84	56.68	430	1.59	1.09	—	—	94
Class B Shares[5]								
Six-month period ended 9-30-2014 (unaudited)	17.45	1.28	14	2.19[4]	0.89[4]	—	—	46
Year ended 3-31-2014	17.23	20.47	13	2.22	0.26	—	—	87
Year ended 3-31-2013	14.49	5.37	12	2.35	0.56	—	—	81
Year ended 3-31-2012	13.86	-8.68	15	2.36	1.02	—	—	88
Year ended 3-31-2011	15.64	15.56	20	2.35	0.40	—	—	101
Year ended 3-31-2010	13.59	55.20	17	2.54	0.19	—	—	94
Class C Shares								
Six-month period ended 9-30-2014 (unaudited)	17.49	1.39	134	2.03[4]	1.09[4]	—	—	46
Year ended 3-31-2014	17.25	20.64	117	2.07	0.40	—	—	87
Year ended 3-31-2013	14.51	5.61	98	2.10	0.81	—	—	81
Year ended 3-31-2012	13.88	-8.45	113	2.13	1.18	—	—	88
Year ended 3-31-2011	15.65	15.88	132	2.13	0.55	—	—	101
Year ended 3-31-2010	13.58	55.61	85	2.21	0.47	—	—	94
Class E Shares								
Six-month period ended 9-30-2014 (unaudited)	19.46	1.67	5	1.53[4]	1.62[4]	1.74[4]	1.41[4]	46
Year ended 3-31-2014	19.14	21.32	4	1.53	0.90	1.85	0.58	87
Year ended 3-31-2013	16.07	6.27	3	1.52	1.36	2.05	0.83	81
Year ended 3-31-2012	15.33	-7.88	3	1.53	1.74	2.09	1.18	88
Year ended 3-31-2011	17.21	16.56	3	1.53	1.13	2.16	0.50	101
Year ended 3-31-2010	14.90	56.68	2	1.53	1.23	2.53	0.23	94
Class I Shares								
Six-month period ended 9-30-2014 (unaudited)	19.51	1.88	986	1.02[4]	2.08[4]	—	—	46
Year ended 3-31-2014	19.15	21.93	802	1.04	1.39	—	—	87
Year ended 3-31-2013	16.07	6.75	572	1.05	1.80	—	—	81
Year ended 3-31-2012	15.33	-7.47	505	1.07	2.07	—	—	88
Year ended 3-31-2011	17.22	17.03	307	1.08	1.51	—	—	101
Year ended 3-31-2010	14.90	57.44	93	1.12	1.55	—	—	94
Class R Shares								
Six-month period ended 9-30-2014 (unaudited)	19.33	1.58	9	1.62[4]	1.40[4]	—	—	46
Year ended 3-31-2014	19.03	21.19	5	1.64	0.61	—	—	87
Year ended 3-31-2013[6]	15.98	3.77	—*	1.62[4]	0.96[4]	—	—	81[7]
Class R6 Shares								
Six-month period ended 9-30-2014 (unaudited)[8]	19.51	-2.89	5	0.86[4]	1.83[4]	—	—	46
Class Y Shares								
Six-month period ended 9-30-2014 (unaudited)	19.49	1.72	250	1.28[4]	1.77[4]	—	—	46
Year ended 3-31-2014	19.16	21.63	153	1.29	1.20	—	—	87
Year ended 3-31-2013	16.08	6.42	148	1.31	1.62	—	—	81
Year ended 3-31-2012	15.35	-7.67	165	1.33	1.88	—	—	88
Year ended 3-31-2011	17.23	16.72	120	1.34	1.36	—	—	101
Year ended 3-31-2010	14.92	57.10	88	1.36	0.82	—	—	94

See Accompanying Notes to Financial Statements.

IVY INTERNATIONAL GROWTH FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 9-30-2014 (unaudited)	$41.15	$ 0.22	$(0.30)	$(0.08)	$ —	$—	$ —
Year ended 3-31-2014	35.50	0.19	5.92	6.11	(0.46)	—	(0.46)
Year ended 3-31-2013	33.45	0.27	2.07	2.34	(0.29)	—	(0.29)
Year ended 3-31-2012	33.23	0.26	(0.04)	0.22	—	—	—
Year ended 3-31-2011	29.04	0.39	4.42	4.81	(0.62)	—	(0.62)
Year ended 3-31-2010	19.83	0.27	9.18	9.45	(0.24)	—	(0.24)
Class B Shares[5]							
Six-month period ended 9-30-2014 (unaudited)	36.59	0.03	(0.27)	(0.24)	—	—	—
Year ended 3-31-2014	31.63	(0.16)	5.25	5.09	(0.13)	—	(0.13)
Year ended 3-31-2013	29.88	(0.05)	1.84	1.79	(0.04)	—	(0.04)
Year ended 3-31-2012	29.99	(0.04)	(0.07)	(0.11)	—	—	—
Year ended 3-31-2011	26.32	0.08	3.99	4.07	(0.40)	—	(0.40)
Year ended 3-31-2010	18.06	0.02	8.29	8.31	(0.05)	—	(0.05)
Class C Shares							
Six-month period ended 9-30-2014 (unaudited)	36.57	0.06	(0.26)	(0.20)	—	—	—
Year ended 3-31-2014	31.61	(0.08)	5.22	5.14	(0.18)	—	(0.18)
Year ended 3-31-2013	29.85	(0.02)	1.83	1.81	(0.05)	—	(0.05)
Year ended 3-31-2012	29.93	(0.02)	(0.06)	(0.08)	—	—	—
Year ended 3-31-2011	26.27	0.10	3.97	4.07	(0.41)	—	(0.41)
Year ended 3-31-2010	18.02	0.01	8.30	8.31	(0.06)	—	(0.06)
Class E Shares[6]							
Six-month period ended 9-30-2014 (unaudited)	41.19	0.27	(0.30)	(0.03)	—	—	—
Year ended 3-31-2014	35.53	0.32	5.89	6.21	(0.55)	—	(0.55)
Year ended 3-31-2013	33.52	0.35	2.07	2.42	(0.41)	—	(0.41)
Year ended 3-31-2012	33.22	0.33	(0.03)	0.30	—	—	—
Year ended 3-31-2011	29.04	0.45	4.42	4.87	(0.69)	—	(0.69)
Year ended 3-31-2010	19.83	0.35	9.18	9.53	(0.32)	—	(0.32)
Class I Shares							
Six-month period ended 9-30-2014 (unaudited)	41.57	0.30	(0.30)	0.00	—	—	—
Year ended 3-31-2014	35.85	0.40	5.92	6.32	(0.60)	—	(0.60)
Year ended 3-31-2013	33.84	0.33	2.16	2.49	(0.48)	—	(0.48)
Year ended 3-31-2012	33.50	0.37	(0.03)	0.34	—	—	—
Year ended 3-31-2011	29.26	0.69	4.28	4.97	(0.73)	—	(0.73)
Year ended 3-31-2010	19.98	0.28	9.35	9.63	(0.35)	—	(0.35)
Class R Shares							
Six-month period ended 9-30-2014 (unaudited)	41.11	0.11	(0.23)	(0.12)	—	—	—
Year ended 3-31-2014	35.48	0.13	5.88	6.01	(0.38)	—	(0.38)
Year ended 3-31-2013[7]	34.77	0.01	0.70	0.71	—	—	—
Class R6 Shares							
Six-month period ended 9-30-2014 (unaudited)[9]	42.56	0.07	(1.05)	(0.98)	—	—	—
Class Y Shares							
Six-month period ended 9-30-2014 (unaudited)	41.23	0.23	(0.28)	(0.05)	—	—	—
Year ended 3-31-2014	35.57	0.30	5.87	6.17	(0.51)	—	(0.51)
Year ended 3-31-2013	33.54	0.27	2.10	2.37	(0.34)	—	(0.34)
Year ended 3-31-2012	33.28	0.29	(0.03)	0.26	—	—	—
Year ended 3-31-2011	29.06	0.58	4.31	4.89	(0.67)	—	(0.67)
Year ended 3-31-2010	19.86	0.28	9.23	9.51	(0.31)	—	(0.31)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(6) Class share is closed to investment.

(7) For the period from December 19, 2012 (commencement of operations of the class) through March 31, 2013.

(8) For the fiscal year ended March 31, 2013.

(9) For the period from July 31, 2014 (commencement of operations of the class) through September 30, 2014.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 9-30-2014 (unaudited)	$41.07	-0.20%	$371	1.45%[4]	1.04%[4]	—%	—%	35%
Year ended 3-31-2014	41.15	17.26	340	1.49	0.50	—	—	46
Year ended 3-31-2013	35.50	7.04	198	1.48	0.80	—	—	40
Year ended 3-31-2012	33.45	0.66	151	1.52	0.81	—	—	49
Year ended 3-31-2011	33.23	16.67	142	1.62	1.28	—	—	74
Year ended 3-31-2010	29.04	47.70	120	1.61	1.04	—	—	80
Class B Shares[5]								
Six-month period ended 9-30-2014 (unaudited)	36.35	-0.66	4	2.40[4]	0.16[4]	—	—	35
Year ended 3-31-2014	36.59	16.13	5	2.47	-0.46	—	—	46
Year ended 3-31-2013	31.63	5.95	4	2.47	-0.16	—	—	40
Year ended 3-31-2012	29.88	-0.34	3	2.55	-0.16	—	—	49
Year ended 3-31-2011	29.99	15.53	4	2.61	0.29	—	—	74
Year ended 3-31-2010	26.32	46.03	4	2.69	0.06	—	—	80
Class C Shares								
Six-month period ended 9-30-2014 (unaudited)	36.37	-0.55	26	2.20[4]	0.32[4]	—	—	35
Year ended 3-31-2014	36.57	16.30	28	2.31	-0.23	—	—	46
Year ended 3-31-2013	31.61	6.03	24	2.39	-0.07	—	—	40
Year ended 3-31-2012	29.85	-0.24	25	2.46	-0.09	—	—	49
Year ended 3-31-2011	29.93	15.55	31	2.59	0.31	—	—	74
Year ended 3-31-2010	26.27	46.15	31	2.62	0.07	—	—	80
Class E Shares[6]								
Six-month period ended 9-30-2014 (unaudited)	41.16	-0.07	—*	1.21[4]	1.30[4]	—	—	35
Year ended 3-31-2014	41.19	17.58	—*	1.22	0.84	—	—	46
Year ended 3-31-2013	35.53	7.27	—*	1.25	1.04	—	—	40
Year ended 3-31-2012	33.52	0.90	—*	1.29	1.04	—	—	49
Year ended 3-31-2011	33.22	16.88	—*	1.40	1.49	—	—	74
Year ended 3-31-2010	29.04	48.11	—*	1.32	1.31	—	—	80
Class I Shares								
Six-month period ended 9-30-2014 (unaudited)	41.57	0.00	68	1.09[4]	1.41[4]	—	—	35
Year ended 3-31-2014	41.57	17.73	66	1.11	1.02	—	—	46
Year ended 3-31-2013	35.85	7.38	48	1.13	0.96	—	—	40
Year ended 3-31-2012	33.84	1.05	24	1.17	1.14	—	—	49
Year ended 3-31-2011	33.50	17.09	23	1.25	1.85	—	—	74
Year ended 3-31-2010	29.26	48.28	36	1.18	1.22	—	—	80
Class R Shares								
Six-month period ended 9-30-2014 (unaudited)	40.99	-0.29	1	1.70[4]	0.51[4]	—	—	35
Year ended 3-31-2014	41.11	17.01	—*	1.70	0.33	—	—	46
Year ended 3-31-2013[7]	35.48	2.04	—*	1.70[4]	0.15[4]	—	—	40[8]
Class R6 Shares								
Six-month period ended 9-30-2014 (unaudited)[9]	41.58	-2.30	2	0.93[4]	1.12[4]	—	—	35
Class Y Shares								
Six-month period ended 9-30-2014 (unaudited)	41.18	-0.12	12	1.36[4]	1.11[4]	—	—	35
Year ended 3-31-2014	41.23	17.38	11	1.38	0.79	—	—	46
Year ended 3-31-2013	35.57	7.14	13	1.39	0.81	—	—	40
Year ended 3-31-2012	33.54	0.78	11	1.40	0.93	1.42	0.91	49
Year ended 3-31-2011	33.28	16.93	9	1.42	1.62	1.58	1.46	74
Year ended 3-31-2010	29.06	47.95	3	1.42	1.16	1.48	1.10	80

See Accompanying Notes to Financial Statements.

IVY LARGE CAP GROWTH FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 9-30-2014 (unaudited)	$17.59	$(0.01)	$1.15	$1.14	$ —	$ —	$ —
Year ended 3-31-2014	15.87	0.01	3.75	3.76	—	(2.04)	(2.04)
Year ended 3-31-2013	15.14	0.03	0.73	0.76	(0.03)	—	(0.03)
Year ended 3-31-2012	13.61	(0.01)	1.54	1.53	—	—	—
Year ended 3-31-2011	11.85	0.00	1.77	1.77	(0.01)	—	(0.01)
Year ended 3-31-2010	8.71	0.04	3.15	3.19	(0.05)	—	(0.05)
Class B Shares[5]							
Six-month period ended 9-30-2014 (unaudited)	14.84	(0.08)	0.97	0.89	—	—	—
Year ended 3-31-2014	13.73	(0.12)	3.21	3.09	—	(1.98)	(1.98)
Year ended 3-31-2013	13.20	(0.10)	0.63	0.53	—	—	—
Year ended 3-31-2012	11.99	(0.13)	1.34	1.21	—	—	—
Year ended 3-31-2011	10.55	(0.13)	1.57	1.44	—	—	—
Year ended 3-31-2010	7.82	(0.09)	2.82	2.73	—	—	—
Class C Shares							
Six-month period ended 9-30-2014 (unaudited)	15.64	(0.07)	1.03	0.96	—	—	—
Year ended 3-31-2014	14.36	(0.11)	3.37	3.26	—	(1.98)	(1.98)
Year ended 3-31-2013	13.78	(0.08)	0.66	0.58	—	—	—
Year ended 3-31-2012	12.49	(0.11)	1.40	1.29	—	—	—
Year ended 3-31-2011	10.95	(0.09)	1.63	1.54	—	—	—
Year ended 3-31-2010	8.09	(0.05)	2.91	2.86	—	—	—
Class E Shares							
Six-month period ended 9-30-2014 (unaudited)	17.57	(0.01)	1.16	1.15	—	—	—
Year ended 3-31-2014	15.86	0.01	3.74	3.75	—	(2.04)	(2.04)
Year ended 3-31-2013	15.13	0.03	0.73	0.76	(0.03)	—	(0.03)
Year ended 3-31-2012	13.60	(0.01)	1.54	1.53	—	—	—
Year ended 3-31-2011	11.84	(0.01)	1.78	1.77	(0.01)	—	(0.01)
Year ended 3-31-2010	8.70	0.03	3.16	3.19	(0.05)	—	(0.05)
Class I Shares							
Six-month period ended 9-30-2014 (unaudited)	18.15	0.02	1.18	1.20	—	—	—
Year ended 3-31-2014	16.31	0.06	3.85	3.91	(0.03)	(2.04)	(2.07)
Year ended 3-31-2013	15.54	0.07	0.76	0.83	(0.06)	—	(0.06)
Year ended 3-31-2012	13.93	0.02	1.59	1.61	—	—	—
Year ended 3-31-2011	12.12	0.03	1.81	1.84	(0.03)	—	(0.03)
Year ended 3-31-2010	8.91	0.06	3.22	3.28	(0.07)	—	(0.07)
Class R Shares							
Six-month period ended 9-30-2014 (unaudited)	17.25	(0.04)	1.14	1.10	—	—	—
Year ended 3-31-2014	15.62	(0.04)	3.67	3.63	—	(2.00)	(2.00)
Year ended 3-31-2013	14.92	(0.02)	0.72	0.70	—	—	—
Year ended 3-31-2012	13.46	(0.05)	1.51	1.46	—	—	—
Year ended 3-31-2011	11.74	(0.03)	1.75	1.72	—	—	—
Year ended 3-31-2010	8.63	0.00	3.12	3.12	(0.01)	—	(0.01)
Class R6 Shares							
Six-month period ended 9-30-2014 (unaudited)[6]	18.91	0.01	0.44	0.45	—	—	—
Class Y Shares							
Six-month period ended 9-30-2014 (unaudited)	17.89	0.00	1.17	1.17	—	—	—
Year ended 3-31-2014	16.11	0.03	3.80	3.83	(0.01)	(2.04)	(2.05)
Year ended 3-31-2013	15.36	0.05	0.74	0.79	(0.04)	—	(0.04)
Year ended 3-31-2012	13.80	0.01	1.55	1.56	—	—	—
Year ended 3-31-2011	12.01	0.01	1.80	1.81	(0.02)	—	(0.02)
Year ended 3-31-2010	8.83	0.05	3.19	3.24	(0.06)	—	(0.06)

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(6) For the period from July 31, 2014 (commencement of operations of the class) through September 30, 2014.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 9-30-2014 (unaudited)	$18.73	6.48%	$ 964	1.15%[4]	-0.11%[4]	1.17%[4]	-0.13%[4]	15%
Year ended 3-31-2014	17.59	24.21	1,090	1.15	0.07	1.19	0.03	50
Year ended 3-31-2013	15.87	5.03	994	1.15	0.22	1.22	0.15	73
Year ended 3-31-2012	15.14	11.24	995	1.15	-0.06	1.22	-0.13	57
Year ended 3-31-2011	13.61	14.98	550	1.15	0.01	1.25	-0.09	91
Year ended 3-31-2010	11.85	36.63	464	1.15	0.33	1.30	0.18	60
Class B Shares[5]								
Six-month period ended 9-30-2014 (unaudited)	15.73	6.00	11	2.02[4]	-0.98[4]	—	—	15
Year ended 3-31-2014	14.84	23.08	11	2.06	-0.84	—	—	50
Year ended 3-31-2013	13.73	4.02	11	2.15	-0.78	2.18	-0.81	73
Year ended 3-31-2012	13.20	10.09	15	2.18	-1.10	2.22	-1.14	57
Year ended 3-31-2011	11.99	13.65	10	2.32	-1.17	—	—	91
Year ended 3-31-2010	10.55	34.91	9	2.41	-0.94	—	—	60
Class C Shares								
Six-month period ended 9-30-2014 (unaudited)	16.60	6.14	80	1.88[4]	-0.84[4]	—	—	15
Year ended 3-31-2014	15.64	23.17	78	1.90	-0.68	—	—	50
Year ended 3-31-2013	14.36	4.28	71	1.93	-0.57	—	—	73
Year ended 3-31-2012	13.78	10.33	81	1.95	-0.86	—	—	57
Year ended 3-31-2011	12.49	14.06	53	1.98	-0.83	—	—	91
Year ended 3-31-2010	10.95	35.35	50	2.02	-0.54	—	—	60
Class E Shares								
Six-month period ended 9-30-2014 (unaudited)	18.72	6.54	8	1.15[4]	-0.11[4]	1.41[4]	-0.37[4]	15
Year ended 3-31-2014	17.57	24.16	7	1.15	0.06	1.46	-0.25	50
Year ended 3-31-2013	15.86	5.03	6	1.15	0.21	1.59	-0.24	73
Year ended 3-31-2012	15.13	11.25	5	1.15	-0.06	1.62	-0.53	57
Year ended 3-31-2011	13.60	14.99	2	1.15	-0.02	1.83	-0.70	91
Year ended 3-31-2010	11.84	36.67	1	1.15	0.31	2.05	-0.59	60
Class I Shares								
Six-month period ended 9-30-2014 (unaudited)	19.35	6.61	282	0.88[4]	0.17[4]	—	—	15
Year ended 3-31-2014	18.15	24.52	118	0.88	0.34	0.88	0.34	50
Year ended 3-31-2013	16.31	5.36	142	0.88	0.45	0.89	0.45	73
Year ended 3-31-2012	15.54	11.56	242	0.89	0.18	—	—	57
Year ended 3-31-2011	13.93	15.22	173	0.92	0.22	—	—	91
Year ended 3-31-2010	12.12	36.86	270	0.92	0.56	—	—	60
Class R Shares								
Six-month period ended 9-30-2014 (unaudited)	18.35	6.38	32	1.47[4]	-0.43[4]	—	—	15
Year ended 3-31-2014	17.25	23.75	31	1.47	-0.26	—	—	50
Year ended 3-31-2013	15.62	4.69	28	1.48	-0.11	—	—	73
Year ended 3-31-2012	14.92	10.85	24	1.48	-0.39	—	—	57
Year ended 3-31-2011	13.46	14.65	20	1.46	-0.29	—	—	91
Year ended 3-31-2010	11.74	36.18	13	1.46	0.00	—	—	60
Class R6 Shares								
Six-month period ended 9-30-2014 (unaudited)[6]	19.36	2.38	5	0.72[4]	0.40[4]	—	—	15
Class Y Shares								
Six-month period ended 9-30-2014 (unaudited)	19.06	6.54	136	1.06[4]	-0.02[4]	1.12[4]	-0.08[4]	15
Year ended 3-31-2014	17.89	24.30	131	1.06	0.16	1.13	0.09	50
Year ended 3-31-2013	16.11	5.09	126	1.06	0.31	1.13	0.23	73
Year ended 3-31-2012	15.36	11.38	121	1.06	0.04	1.14	-0.04	57
Year ended 3-31-2011	13.80	15.09	142	1.06	0.10	1.16	0.00	91
Year ended 3-31-2010	12.01	36.69	112	1.06	0.41	1.17	0.30	60

See Accompanying Notes to Financial Statements.

IVY LIMITED-TERM BOND FUND

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 9-30-2014 (unaudited)	$10.90	$0.07	$(0.02)	$ 0.05	$(0.08)	$ —	$(0.08)
Year ended 3-31-2014	11.20	0.14	(0.23)	(0.09)	(0.15)	(0.06)	(0.21)
Year ended 3-31-2013	11.16	0.17	0.08	0.25	(0.18)	(0.03)	(0.21)
Year ended 3-31-2012	11.04	0.20	0.20	0.40	(0.23)	(0.05)	(0.28)
Year ended 3-31-2011	11.06	0.25	0.02	0.27	(0.27)	(0.02)	(0.29)
Year ended 3-31-2010	10.77	0.31	0.33	0.64	(0.32)	(0.03)	(0.35)
Class B Shares[5]							
Six-month period ended 9-30-2014 (unaudited)	10.90	0.03	(0.03)	0.00	(0.03)	—	(0.03)
Year ended 3-31-2014	11.20	0.05	(0.23)	(0.18)	(0.06)	(0.06)	(0.12)
Year ended 3-31-2013	11.16	0.07	0.09	0.16	(0.09)	(0.03)	(0.12)
Year ended 3-31-2012	11.04	0.11	0.20	0.31	(0.14)	(0.05)	(0.19)
Year ended 3-31-2011	11.06	0.16	0.02	0.18	(0.18)	(0.02)	(0.20)
Year ended 3-31-2010	10.77	0.22	0.33	0.55	(0.23)	(0.03)	(0.26)
Class C Shares							
Six-month period ended 9-30-2014 (unaudited)	10.90	0.03	(0.03)	0.00	(0.03)	—	(0.03)
Year ended 3-31-2014	11.20	0.06	(0.23)	(0.17)	(0.07)	(0.06)	(0.13)
Year ended 3-31-2013	11.16	0.08	0.09	0.17	(0.10)	(0.03)	(0.13)
Year ended 3-31-2012	11.04	0.12	0.20	0.32	(0.15)	(0.05)	(0.20)
Year ended 3-31-2011	11.06	0.17	0.02	0.19	(0.19)	(0.02)	(0.21)
Year ended 3-31-2010	10.77	0.24	0.33	0.57	(0.25)	(0.03)	(0.28)
Class E Shares							
Six-month period ended 9-30-2014 (unaudited)	10.90	0.07	(0.03)	0.04	(0.07)	—	(0.07)
Year ended 3-31-2014	11.20	0.13	(0.23)	(0.10)	(0.14)	(0.06)	(0.20)
Year ended 3-31-2013	11.16	0.15	0.09	0.24	(0.17)	(0.03)	(0.20)
Year ended 3-31-2012	11.04	0.19	0.20	0.39	(0.22)	(0.05)	(0.27)
Year ended 3-31-2011	11.06	0.24	0.02	0.26	(0.26)	(0.02)	(0.28)
Year ended 3-31-2010	10.77	0.31	0.34	0.65	(0.33)	(0.03)	(0.36)
Class I Shares							
Six-month period ended 9-30-2014 (unaudited)	10.90	0.08	(0.02)	0.06	(0.09)	—	(0.09)
Year ended 3-31-2014	11.20	0.17	(0.23)	(0.06)	(0.18)	(0.06)	(0.24)
Year ended 3-31-2013	11.16	0.19	0.09	0.28	(0.21)	(0.03)	(0.24)
Year ended 3-31-2012	11.04	0.23	0.20	0.43	(0.26)	(0.05)	(0.31)
Year ended 3-31-2011	11.06	0.28	0.02	0.30	(0.30)	(0.02)	(0.32)
Year ended 3-31-2010	10.77	0.35	0.33	0.68	(0.36)	(0.03)	(0.39)
Class R Shares							
Six-month period ended 9-30-2014 (unaudited)	10.90	0.05	(0.02)	0.03	(0.06)	—	(0.06)
Year ended 3-31-2014	11.20	0.11	(0.23)	(0.12)	(0.12)	(0.06)	(0.18)
Year ended 3-31-2013[6]	11.19	0.02	0.02	0.04	(0.03)	—	(0.03)
Class R6 Shares							
Six-month period ended 9-30-2014 (unaudited)[8]	10.91	0.03	(0.04)	(0.01)	(0.03)	—	(0.03)
Class Y Shares							
Six-month period ended 9-30-2014 (unaudited)	10.90	0.07	(0.02)	0.05	(0.08)	—	(0.08)
Year ended 3-31-2014	11.20	0.14	(0.23)	(0.09)	(0.15)	(0.06)	(0.21)
Year ended 3-31-2013	11.16	0.17	0.08	0.25	(0.18)	(0.03)	(0.21)
Year ended 3-31-2012	11.04	0.21	0.19	0.40	(0.23)	(0.05)	(0.28)
Year ended 3-31-2011	11.06	0.25	0.02	0.27	(0.27)	(0.02)	(0.29)
Year ended 3-31-2010	10.77	0.32	0.33	0.65	(0.33)	(0.03)	(0.36)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(6) For the period from December 19, 2012 (commencement of operations of the class) through March 31, 2013.

(7) For the fiscal year ended March 31, 2013.

(8) For the period from July 31, 2014 (commencement of operations of the class) through September 30, 2014.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 9-30-2014 (unaudited)	$10.87	0.40%	$1,502	0.88%[4]	1.31%[4]	—%	—%	16%
Year ended 3-31-2014	10.90	-0.74	1,446	0.89	1.31	—	—	39
Year ended 3-31-2013	11.20	2.29	1,211	0.88	1.48	—	—	55
Year ended 3-31-2012	11.16	3.66	1,046	0.90	1.84	—	—	40
Year ended 3-31-2011	11.04	2.45	794	0.93	2.18	—	—	54
Year ended 3-31-2010	11.06	6.03	570	1.00	2.84	—	—	33
Class B Shares[5]								
Six-month period ended 9-30-2014 (unaudited)	10.87	-0.02	15	1.72[4]	0.48[4]	—	—	16
Year ended 3-31-2014	10.90	-1.59	19	1.76	0.44	—	—	39
Year ended 3-31-2013	11.20	1.45	25	1.71	0.66	—	—	55
Year ended 3-31-2012	11.16	2.80	26	1.74	1.00	—	—	40
Year ended 3-31-2011	11.04	1.61	24	1.75	1.36	—	—	54
Year ended 3-31-2010	11.06	5.16	21	1.82	2.06	—	—	33
Class C Shares								
Six-month period ended 9-30-2014 (unaudited)	10.87	0.02	124	1.65[4]	0.54[4]	—	—	16
Year ended 3-31-2014	10.90	-1.47	131	1.63	0.56	—	—	39
Year ended 3-31-2013	11.20	1.54	218	1.61	0.76	—	—	55
Year ended 3-31-2012	11.16	2.89	242	1.65	1.10	—	—	40
Year ended 3-31-2011	11.04	1.72	216	1.65	1.47	—	—	54
Year ended 3-31-2010	11.06	5.27	213	1.71	2.14	—	—	33
Class E Shares								
Six-month period ended 9-30-2014 (unaudited)	10.87	0.34	4	1.00[4]	1.19[4]	1.04[4]	1.15[4]	16
Year ended 3-31-2014	10.90	-0.85	3	1.00	1.20	1.02	1.18	39
Year ended 3-31-2013	11.20	2.17	4	1.00	1.35	—	—	55
Year ended 3-31-2012	11.16	3.58	3	1.00	1.72	1.09	1.63	40
Year ended 3-31-2011	11.04	2.35	1	1.00	2.08	1.19	1.89	54
Year ended 3-31-2010	11.06	6.07	—*	0.98	2.78	—	—	33
Class I Shares								
Six-month period ended 9-30-2014 (unaudited)	10.87	0.53	52	0.64[4]	1.55[4]	—	—	16
Year ended 3-31-2014	10.90	-0.50	49	0.64	1.54	—	—	39
Year ended 3-31-2013	11.20	2.54	117	0.64	1.72	—	—	55
Year ended 3-31-2012	11.16	3.92	102	0.66	2.07	—	—	40
Year ended 3-31-2011	11.04	2.71	51	0.68	2.43	—	—	54
Year ended 3-31-2010	11.06	6.35	37	0.73	3.09	—	—	33
Class R Shares								
Six-month period ended 9-30-2014 (unaudited)	10.87	0.23	1	1.23[4]	0.95[4]	—	—	16
Year ended 3-31-2014	10.90	-1.08	—*	1.24	0.96	—	—	39
Year ended 3-31-2013[6]	11.20	0.41	—*	1.21[4]	0.59[4]	—	—	55[7]
Class R6 Shares								
Six-month period ended 9-30-2014 (unaudited)[8]	10.87	-0.09	4	0.48[4]	1.54[4]	—	—	16
Class Y Shares								
Six-month period ended 9-30-2014 (unaudited)	10.87	0.40	24	0.89[4]	1.31[4]	0.90[4]	1.30[4]	16
Year ended 3-31-2014	10.90	-0.74	26	0.89	1.30	0.90	1.29	39
Year ended 3-31-2013	11.20	2.29	58	0.88	1.48	0.89	1.47	55
Year ended 3-31-2012	11.16	3.66	51	0.90	1.85	0.92	1.84	40
Year ended 3-31-2011	11.04	2.45	54	0.93	2.19	0.94	2.18	54
Year ended 3-31-2010	11.06	6.07	57	0.98	2.87	—	—	33

See Accompanying Notes to Financial Statements.

IVY MANAGED INTERNATIONAL OPPORTUNITIES FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Distributions From Return of Capital	Total Distributions
Class A Shares								
Six-month period ended 9-30-2014 (unaudited)	$10.15	$ 0.00	$ 0.08	$ 0.08	$ —	$—	$ —	$ —
Year ended 3-31-2014	8.98	0.11	1.17	1.28	(0.11)	—	—	(0.11)
Year ended 3-31-2013	8.70	0.11	0.29	0.40	(0.12)	—	—	(0.12)
Year ended 3-31-2012	9.56	0.14	(0.86)	(0.72)	(0.14)	—	—	(0.14)
Year ended 3-31-2011	8.44	0.03	1.14	1.17	(0.03)	—	(0.02)	(0.05)
Year ended 3-31-2010	5.62	0.01	2.85	2.86	(0.02)	—	(0.02)	(0.04)
Class B Shares[5]								
Six-month period ended 9-30-2014 (unaudited)	9.99	(0.05)	0.09	0.04	—	—	—	—
Year ended 3-31-2014	8.85	0.03	1.17	1.20	(0.06)	—	—	(0.06)
Year ended 3-31-2013	8.59	0.04	0.29	0.33	(0.07)	—	—	(0.07)
Year ended 3-31-2012	9.48	0.06	(0.87)	(0.81)	(0.08)	—	—	(0.08)
Year ended 3-31-2011	8.38	(0.04)	1.14	1.10	—*	—	—*	—*
Year ended 3-31-2010	5.59	(0.04)	2.83	2.79	—	—	—	—
Class C Shares								
Six-month period ended 9-30-2014 (unaudited)	10.02	(0.04)	0.08	0.04	—	—	—	—
Year ended 3-31-2014	8.87	0.04	1.17	1.21	(0.06)	—	—	(0.06)
Year ended 3-31-2013	8.61	0.04	0.29	0.33	(0.07)	—	—	(0.07)
Year ended 3-31-2012	9.49	0.07	(0.86)	(0.79)	(0.09)	—	—	(0.09)
Year ended 3-31-2011	8.40	(0.03)	1.13	1.10	(0.01)	—	—*	(0.01)
Year ended 3-31-2010	5.59	(0.03)	2.84	2.81	—	—	—	—
Class E Shares[6]								
Six-month period ended 9-30-2014 (unaudited)	10.16	0.00	0.08	0.08	—	—	—	—
Year ended 3-31-2014	8.99	0.12	1.17	1.29	(0.12)	—	—	(0.12)
Year ended 3-31-2013	8.70	0.12	0.30	0.42	(0.13)	—	—	(0.13)
Year ended 3-31-2012	9.57	0.15	(0.88)	(0.73)	(0.14)	—	—	(0.14)
Year ended 3-31-2011	8.45	0.05	1.13	1.18	(0.04)	—	(0.02)	(0.06)
Year ended 3-31-2010	5.62	0.01	2.86	2.87	(0.02)	—	(0.02)	(0.04)
Class I Shares								
Six-month period ended 9-30-2014 (unaudited)	10.17	0.01	0.08	0.09	—	—	—	—
Year ended 3-31-2014	9.01	0.14	1.15	1.29	(0.13)	—	—	(0.13)
Year ended 3-31-2013	8.73	0.13	0.30	0.43	(0.15)	—	—	(0.15)
Year ended 3-31-2012	9.58	0.16	(0.85)	(0.69)	(0.16)	—	—	(0.16)
Year ended 3-31-2011	8.46	0.05	1.14	1.19	(0.04)	—	(0.03)	(0.07)
Year ended 3-31-2010	5.63	0.02	2.87	2.89	(0.03)	—	(0.03)	(0.06)
Class R Shares								
Six-month period ended 9-30-2014 (unaudited)	10.13	(0.01)	0.09	0.08	—	—	—	—
Year ended 3-31-2014	8.97	0.10	1.16	1.26	(0.10)	—	—	(0.10)
Year ended 3-31-2013[7]	8.88	(0.01)	0.10	0.09	—	—	—	—
Class Y Shares								
Six-month period ended 9-30-2014 (unaudited)	10.14	0.00	0.09	0.09	—	—	—	—
Year ended 3-31-2014	8.97	0.13	1.16	1.29	(0.12)	—	—	(0.12)
Year ended 3-31-2013	8.69	0.12	0.29	0.41	(0.13)	—	—	(0.13)
Year ended 3-31-2012	9.55	0.16	(0.88)	(0.72)	(0.14)	—	—	(0.14)
Year ended 3-31-2011	8.43	0.03	1.14	1.17	(0.03)	—	(0.02)	(0.05)
Year ended 3-31-2010	5.61	0.01	2.85	2.86	(0.02)	—	(0.02)	(0.04)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(6) Class share is closed to investment.

(7) For the period from December 19, 2012 (commencement of operations of the class) through March 31, 2013.

(8) For the fiscal year ended March 31, 2013.

(9) Does not include expenses of the Underlying Ivy Funds in which the Fund invests.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver[9]	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver[9]	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3][9]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3][9]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 9-30-2014 (unaudited)	$10.23	0.79%	$233	0.48%[4]	-0.05%[4]	0.49%[4]	-0.06%[4]	1%
Year ended 3-31-2014	10.15	14.33	254	0.49	1.16	—	—	21
Year ended 3-31-2013	8.98	4.65	183	0.49	1.32	—	—	21
Year ended 3-31-2012	8.70	-7.42	185	0.50	1.58	—	—	8
Year ended 3-31-2011	9.56	13.88	188	0.50	0.38	—	—	22
Year ended 3-31-2010	8.44	50.82	152	0.55	0.30	—	—	9
Class B Shares[5]								
Six-month period ended 9-30-2014 (unaudited)	10.03	0.40	3	1.33[4]	-0.89[4]	1.47[4]	-1.03[4]	1
Year ended 3-31-2014	9.99	13.53	3	1.39	0.28	—	—	21
Year ended 3-31-2013	8.85	3.83	2	1.40	0.44	—	—	21
Year ended 3-31-2012	8.59	-8.42	3	1.39	0.66	—	—	8
Year ended 3-31-2011	9.48	13.14	3	1.36	-0.47	—	—	22
Year ended 3-31-2010	8.38	49.91	4	1.43	-0.58	—	—	9
Class C Shares								
Six-month period ended 9-30-2014 (unaudited)	10.06	0.40	6	1.28[4]	-0.84[4]	1.32[4]	-0.88[4]	1
Year ended 3-31-2014	10.02	13.57	6	1.26	0.43	—	—	21
Year ended 3-31-2013	8.87	4.01	5	1.29	0.53	—	—	21
Year ended 3-31-2012	8.61	-8.25	5	1.30	0.79	—	—	8
Year ended 3-31-2011	9.49	13.05	5	1.26	-0.38	—	—	22
Year ended 3-31-2010	8.40	50.27	5	1.32	-0.46	—	—	9
Class E Shares[6]								
Six-month period ended 9-30-2014 (unaudited)	10.24	0.79	—*	0.39[4]	0.04[4]	—	—	1
Year ended 3-31-2014	10.16	14.38	—*	0.40	1.24	—	—	21
Year ended 3-31-2013	8.99	4.86	—*	0.39	1.44	—	—	21
Year ended 3-31-2012	8.70	-7.45	—*	0.40	1.66	—	—	8
Year ended 3-31-2011	9.57	13.94	—*	0.41	0.48	—	—	22
Year ended 3-31-2010	8.45	51.16	—*	0.42	0.41	—	—	9
Class I Shares								
Six-month period ended 9-30-2014 (unaudited)	10.26	0.88	1	0.16[4]	0.28[4]	0.22[4]	0.22[4]	1
Year ended 3-31-2014	10.17	14.41	1	0.16	1.47	—	—	21
Year ended 3-31-2013	9.01	4.97	1	0.16	1.46	—	—	21
Year ended 3-31-2012	8.73	-7.04	1	0.15	1.89	—	—	8
Year ended 3-31-2011	9.58	14.09	—*	0.16	0.54	—	—	22
Year ended 3-31-2010	8.46	51.31	—*	0.16	0.66	—	—	9
Class R Shares								
Six-month period ended 9-30-2014 (unaudited)	10.21	0.79	1	0.63[4]	-0.19[4]	—	—	1
Year ended 3-31-2014	10.13	14.12	1	0.63	1.01	—	—	21
Year ended 3-31-2013[7]	8.97	1.01	—*	0.72[4]	-0.55[4]	—	—	21[8]
Class Y Shares								
Six-month period ended 9-30-2014 (unaudited)	10.23	0.89	2	0.38[4]	0.04[4]	0.56[4]	-0.14[4]	1
Year ended 3-31-2014	10.14	14.42	2	0.40	1.33	—	—	21
Year ended 3-31-2013	8.97	4.77	1	0.38	1.42	—	—	21
Year ended 3-31-2012	8.69	-7.42	1	0.46	1.85	—	—	8
Year ended 3-31-2011	9.55	13.90	1	0.50	0.40	0.52	0.38	22
Year ended 3-31-2010	8.43	50.91	—*	0.55	0.28	0.58	0.25	9

See Accompanying Notes to Financial Statements.

IVY MICRO CAP GROWTH FUND

	Net Asset Value, Beginning of Period	Net Investment Loss[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 9-30-2014 (unaudited)	$27.31	$(0.17)	$(3.74)	$(3.91)	$ —	$ —	$ —
Year ended 3-31-2014	20.45	(0.36)	8.65	8.29	—	(1.43)	(1.43)
Year ended 3-31-2013	19.27	(0.25)	1.43	1.18	—	—	—
Year ended 3-31-2012	19.63	(0.29)	1.27	0.98	—	(1.34)	(1.34)
Year ended 3-31-2011	15.78	(0.30)	4.80	4.50	(0.05)	(0.60)	(0.65)
Year ended 3-31-2010	9.77	(0.29)	6.69	6.40	—	(0.39)	(0.39)
Class B Shares[5]							
Six-month period ended 9-30-2014 (unaudited)	26.23	(0.27)	(3.59)	(3.86)	—	—	—
Year ended 3-31-2014	19.86	(0.57)	8.36	7.79	—	(1.42)	(1.42)
Year ended 3-31-2013	18.93	(0.44)	1.37	0.93	—	—	—
Year ended 3-31-2012	19.27	(0.49)	1.26	0.77	—	(1.11)	(1.11)
Year ended 3-31-2011	15.63	(0.52)	4.71	4.19	—	(0.55)	(0.55)
Year ended 3-31-2010	9.76	(0.51)	6.66	6.15	—	(0.28)	(0.28)
Class C Shares							
Six-month period ended 9-30-2014 (unaudited)	26.56	(0.26)	(3.62)	(3.88)	—	—	—
Year ended 3-31-2014	20.05	(0.52)	8.45	7.93	—	(1.42)	(1.42)
Year ended 3-31-2013	19.04	(0.38)	1.39	1.01	—	—	—
Year ended 3-31-2012	19.42	(0.43)	1.25	0.82	—	(1.20)	(1.20)
Year ended 3-31-2011	15.69	(0.43)	4.75	4.32	—	(0.59)	(0.59)
Year ended 3-31-2010	9.76	(0.44)	6.68	6.24	—	(0.31)	(0.31)
Class I Shares							
Six-month period ended 9-30-2014 (unaudited)	27.65	(0.12)	(3.79)	(3.91)	—	—	—
Year ended 3-31-2014	20.65	(0.26)	8.75	8.49	—	(1.49)	(1.49)
Year ended 3-31-2013	19.37	(0.17)	1.45	1.28	—	—	—
Year ended 3-31-2012	19.73	(0.21)	1.26	1.05	—	(1.41)	(1.41)
Year ended 3-31-2011	15.79	(0.22)	4.82	4.60	(0.06)	(0.60)	(0.66)
Year ended 3-31-2010	9.77	(0.24)	6.68	6.44	—	(0.42)	(0.42)
Class R Shares							
Six-month period ended 9-30-2014 (unaudited)	27.27	(0.19)	(3.73)	(3.92)	—	—	—
Year ended 3-31-2014	20.45	(0.40)	8.64	8.24	—	(1.42)	(1.42)
Year ended 3-31-2013[6]	17.77	(0.10)	2.78	2.68	—	—	—
Class R6 Shares							
Six-month period ended 9-30-2014 (unaudited)[8]	23.73	(0.02)	0.04	0.02	—	—	—
Class Y Shares							
Six-month period ended 9-30-2014 (unaudited)	28.02	(0.16)	(3.83)	(3.99)	—	—	—
Year ended 3-31-2014	20.51	(0.33)	9.29	8.96	—	(1.45)	(1.45)
Year ended 3-31-2013	19.29	(0.22)	1.44	1.22	—	—	—
Year ended 3-31-2012	19.64	(0.26)	1.28	1.02	—	(1.37)	(1.37)
Year ended 3-31-2011	15.70	(0.26)	4.78	4.52	—	(0.58)	(0.58)
Year ended 3-31-2010	9.77	(0.31)	6.63	6.32	—	(0.39)	(0.39)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(6) For the period from December 19, 2012 (commencement of operations of the class) through March 31, 2013.

(7) For the fiscal year ended March 31, 2013.

(8) For the period from July 31, 2014 (commencement of operations of the class) through September 30, 2014.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Loss to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Loss to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 9-30-2014 (unaudited)	$23.40	-14.32%	$187	1.64%[4]	-1.40%[4]	—%	—%	25%
Year ended 3-31-2014	27.31	41.32	213	1.64	-1.45	—	—	67
Year ended 3-31-2013	20.45	6.12	80	1.78	-1.36	—	—	51
Year ended 3-31-2012	19.27	6.56	72	1.78	-1.63	—	—	78
Year ended 3-31-2011	19.63	28.73	78	1.88	-1.69	—	—	78
Year ended 3-31-2010	15.78	66.16	28	2.17	-2.08	2.79	-2.70	94
Class B Shares[5]								
Six-month period ended 9-30-2014 (unaudited)	22.37	-14.72	2	2.54[4]	-2.31[4]	—	—	25
Year ended 3-31-2014	26.23	39.96	3	2.59	-2.40	—	—	67
Year ended 3-31-2013	19.86	4.97	2	2.90	-2.48	—	—	51
Year ended 3-31-2012	18.93	5.28	1	2.99	-2.84	—	—	78
Year ended 3-31-2011	19.27	27.00	1	3.20	-3.02	—	—	78
Year ended 3-31-2010	15.63	63.49	—*	3.91	-3.82	4.13	-4.04	94
Class C Shares								
Six-month period ended 9-30-2014 (unaudited)	22.68	-14.61	11	2.38[4]	-2.14[4]	—	—	25
Year ended 3-31-2014	26.56	40.28	14	2.35	-2.15	—	—	67
Year ended 3-31-2013	20.05	5.36	5	2.55	-2.14	—	—	51
Year ended 3-31-2012	19.04	5.65	4	2.62	-2.47	—	—	78
Year ended 3-31-2011	19.42	27.72	4	2.66	-2.48	—	—	78
Year ended 3-31-2010	15.69	64.45	1	3.29	-3.19	3.51	-3.41	94
Class I Shares								
Six-month period ended 9-30-2014 (unaudited)	23.74	-14.14	20	1.23[4]	-1.00[4]	—	—	25
Year ended 3-31-2014	27.65	41.90	34	1.23	-1.01	—	—	67
Year ended 3-31-2013	20.65	6.66	4	1.31	-0.93	—	—	51
Year ended 3-31-2012	19.37	7.00	3	1.34	-1.19	—	—	78
Year ended 3-31-2011	19.73	29.36	3	1.41	-1.24	—	—	78
Year ended 3-31-2010	15.79	66.68	—*	1.89	-1.79	2.23	-2.13	94
Class R Shares								
Six-month period ended 9-30-2014 (unaudited)	23.35	-14.38	1	1.83[4]	-1.57[4]	—	—	25
Year ended 3-31-2014	27.27	41.09	—*	1.84	-1.66	—	—	67
Year ended 3-31-2013[6]	20.45	15.08	—*	1.89[4]	-1.84[4]	—	—	51[7]
Class R6 Shares								
Six-month period ended 9-30-2014 (unaudited)[8]	23.75	0.08	3	1.05[4]	-0.66[4]	—	—	25
Class Y Shares								
Six-month period ended 9-30-2014 (unaudited)	24.03	-14.24	2	1.49[4]	-1.25[4]	—	—	25
Year ended 3-31-2014	28.02	44.49	3	1.50	-1.30	—	—	67
Year ended 3-31-2013	20.51	6.32	1	1.60	-1.21	—	—	51
Year ended 3-31-2012	19.29	6.79	1	1.59	-1.45	—	—	78
Year ended 3-31-2011	19.64	29.00	1	1.67	-1.45	—	—	78
Year ended 3-31-2010	15.70	65.38	—*	2.35	-2.27	2.57	-2.49	94

See Accompanying Notes to Financial Statements.

IVY MID CAP GROWTH FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 9-30-2014 (unaudited)	$23.45	$(0.05)	$0.12	$ 0.07	$—	$ —	$ —
Year ended 3-31-2014	20.22	(0.14)	4.17	4.03	—	(0.80)	(0.80)
Year ended 3-31-2013	18.62	(0.09)	1.80	1.71	—	(0.11)	(0.11)
Year ended 3-31-2012	18.36	(0.12)	0.85	0.73	—	(0.47)	(0.47)
Year ended 3-31-2011	13.95	(0.05)	4.46	4.41	—	—	—
Year ended 3-31-2010	8.57	(0.06)	5.44	5.38	—	—	—
Class B Shares[5]							
Six-month period ended 9-30-2014 (unaudited)	20.30	(0.12)	0.11	(0.01)	—	—	—
Year ended 3-31-2014	17.66	(0.27)	3.61	3.34	—	(0.70)	(0.70)
Year ended 3-31-2013	16.42	(0.23)	1.58	1.35	—	(0.11)	(0.11)
Year ended 3-31-2012	16.40	(0.25)	0.74	0.49	—	(0.47)	(0.47)
Year ended 3-31-2011	12.58	(0.18)	4.00	3.82	—	—	—
Year ended 3-31-2010	7.81	(0.16)	4.93	4.77	—	—	—
Class C Shares							
Six-month period ended 9-30-2014 (unaudited)	21.24	(0.12)	0.11	(0.01)	—	—	—
Year ended 3-31-2014	18.44	(0.26)	3.77	3.51	—	(0.71)	(0.71)
Year ended 3-31-2013	17.11	(0.21)	1.65	1.44	—	(0.11)	(0.11)
Year ended 3-31-2012	17.04	(0.23)	0.77	0.54	—	(0.47)	(0.47)
Year ended 3-31-2011	13.04	(0.15)	4.15	4.00	—	—	—
Year ended 3-31-2010	8.06	(0.14)	5.12	4.98	—	—	—
Class E Shares							
Six-month period ended 9-30-2014 (unaudited)	23.02	(0.08)	0.12	0.04	—	—	—
Year ended 3-31-2014	19.90	(0.20)	4.09	3.89	—	(0.77)	(0.77)
Year ended 3-31-2013	18.37	(0.14)	1.78	1.64	—	(0.11)	(0.11)
Year ended 3-31-2012	18.17	(0.15)	0.82	0.67	—	(0.47)	(0.47)
Year ended 3-31-2011	13.81	(0.07)	4.43	4.36	—	—	—
Year ended 3-31-2010	8.48	(0.05)	5.38	5.33	—	—	—
Class I Shares							
Six-month period ended 9-30-2014 (unaudited)	24.60	(0.01)	0.12	0.11	—	—	—
Year ended 3-31-2014	21.17	(0.07)	4.36	4.29	—	(0.86)	(0.86)
Year ended 3-31-2013	19.43	(0.04)	1.89	1.85	—	(0.11)	(0.11)
Year ended 3-31-2012	19.07	(0.07)	0.90	0.83	—	(0.47)	(0.47)
Year ended 3-31-2011	14.42	0.01	4.64	4.65	—	—	—
Year ended 3-31-2010	8.81	0.00	5.61	5.61	—	—	—
Class R Shares							
Six-month period ended 9-30-2014 (unaudited)	23.18	(0.08)	0.11	0.03	—	—	—
Year ended 3-31-2014	20.02	(0.19)	4.12	3.93	—	(0.77)	(0.77)
Year ended 3-31-2013	18.49	(0.15)	1.79	1.64	—	(0.11)	(0.11)
Year ended 3-31-2012	18.27	(0.16)	0.85	0.69	—	(0.47)	(0.47)
Year ended 3-31-2011	13.90	(0.08)	4.45	4.37	—	—	—
Year ended 3-31-2010	8.54	(0.07)	5.43	5.36	—	—	—
Class R6 Shares							
Six-month period ended 9-30-2014 (unaudited)[6]	24.38	0.01	0.33	0.34	—	—	—
Class Y Shares							
Six-month period ended 9-30-2014 (unaudited)	24.18	(0.04)	0.12	0.08	—	—	—
Year ended 3-31-2014	20.83	(0.12)	4.30	4.18	—	(0.83)	(0.83)
Year ended 3-31-2013	19.17	(0.09)	1.86	1.77	—	(0.11)	(0.11)
Year ended 3-31-2012	18.86	(0.10)	0.88	0.78	—	(0.47)	(0.47)
Year ended 3-31-2011	14.29	(0.02)	4.59	4.57	—	—	—
Year ended 3-31-2010	8.74	(0.01)	5.56	5.55	—	—	—

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(6) For the period from July 31, 2014 (commencement of operations of the class) through September 30, 2014.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Loss to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 9-30-2014 (unaudited)	$23.52	0.30%	$ 962	1.26%[4]	-0.43%[4]	1.27%[4]	-0.44%[4]	17%
Year ended 3-31-2014	23.45	20.09	1,558	1.34	-0.63	—	—	43
Year ended 3-31-2013	20.22	9.28	1,160	1.31	-0.52	—	—	32
Year ended 3-31-2012	18.62	4.29	636	1.40	-0.69	—	—	29
Year ended 3-31-2011	18.36	31.61	369	1.49	-0.34	—	—	39
Year ended 3-31-2010	13.95	62.78	162	1.65	-0.51	1.67	-0.53	40
Class B Shares[5]								
Six-month period ended 9-30-2014 (unaudited)	20.29	-0.05	23	2.06[4]	-1.20[4]	—	—	17
Year ended 3-31-2014	20.30	19.14	26	2.10	-1.39	—	—	43
Year ended 3-31-2013	17.66	8.27	21	2.21	-1.42	—	—	32
Year ended 3-31-2012	16.42	3.33	17	2.35	-1.63	—	—	29
Year ended 3-31-2011	16.40	30.37	12	2.47	-1.32	—	—	39
Year ended 3-31-2010	12.58	61.08	7	2.68	-1.53	—	—	40
Class C Shares								
Six-month period ended 9-30-2014 (unaudited)	21.23	-0.05	304	2.02[4]	-1.15[4]	—	—	17
Year ended 3-31-2014	21.24	19.25	295	2.01	-1.31	—	—	43
Year ended 3-31-2013	18.44	8.46	183	2.07	-1.28	—	—	32
Year ended 3-31-2012	17.11	3.50	135	2.14	-1.44	—	—	29
Year ended 3-31-2011	17.04	30.68	69	2.16	-1.02	—	—	39
Year ended 3-31-2010	13.04	61.79	17	2.35	-1.21	2.38	-1.24	40
Class E Shares								
Six-month period ended 9-30-2014 (unaudited)	23.06	0.17	6	1.60[4]	-0.73[4]	1.66[4]	-0.79[4]	17
Year ended 3-31-2014	23.02	19.75	6	1.60	-0.90	1.71	-1.01	43
Year ended 3-31-2013	19.90	8.97	4	1.60	-0.81	1.90	-1.11	32
Year ended 3-31-2012	18.37	4.00	3	1.60	-0.88	1.97	-1.25	29
Year ended 3-31-2011	18.17	31.57	3	1.60	-0.44	2.09	-0.93	39
Year ended 3-31-2010	13.81	62.85	1	1.60	-0.46	2.60	-1.46	40
Class I Shares								
Six-month period ended 9-30-2014 (unaudited)	24.71	0.45	2,749	1.00[4]	-0.09[4]	—	—	17
Year ended 3-31-2014	24.60	20.52	2,098	0.99	-0.28	—	—	43
Year ended 3-31-2013	21.17	9.57	1,316	1.02	-0.24	—	—	32
Year ended 3-31-2012	19.43	4.65	788	1.05	-0.38	—	—	29
Year ended 3-31-2011	19.07	32.25	116	1.08	0.04	—	—	39
Year ended 3-31-2010	14.42	63.68	6	1.14	-0.03	—	—	40
Class R Shares								
Six-month period ended 9-30-2014 (unaudited)	23.21	0.13	93	1.59[4]	-0.72[4]	—	—	17
Year ended 3-31-2014	23.18	19.83	103	1.59	-0.89	—	—	43
Year ended 3-31-2013	20.02	8.92	77	1.62	-0.82	—	—	32
Year ended 3-31-2012	18.49	4.09	50	1.63	-0.93	—	—	29
Year ended 3-31-2011	18.27	31.44	21	1.63	-0.48	—	—	39
Year ended 3-31-2010	13.90	62.76	4	1.67	-0.57	—	—	40
Class R6 Shares								
Six-month period ended 9-30-2014 (unaudited)[6]	24.72	1.39	4	0.82[4]	0.20[4]	—	—	17
Class Y Shares								
Six-month period ended 9-30-2014 (unaudited)	24.26	0.33	697	1.23[4]	-0.36[4]	—	—	17
Year ended 3-31-2014	24.18	20.21	694	1.23	-0.53	—	—	43
Year ended 3-31-2013	20.83	9.33	521	1.27	-0.48	—	—	32
Year ended 3-31-2012	19.17	4.44	439	1.25	-0.55	1.30	-0.60	29
Year ended 3-31-2011	18.86	31.98	207	1.25	-0.10	1.34	-0.19	39
Year ended 3-31-2010	14.29	63.50	54	1.25	-0.11	1.38	-0.24	40

See Accompanying Notes to Financial Statements.

IVY MONEY MARKET FUND

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Gain on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 9-30-2014 (unaudited)	$1.00	$0.00	$0.00	$0.00	$ —*	$—	$ —*
Year ended 3-31-2014	1.00	0.00	0.00	0.00	—*	—	—*
Year ended 3-31-2013	1.00	0.00	0.00	0.00	—*	—	—*
Year ended 3-31-2012	1.00	0.00	0.00	0.00	—*	—	—*
Year ended 3-31-2011	1.00	0.00	0.00	0.00	—*	—*	—*
Year ended 3-31-2010	1.00	0.01	0.00	0.01	(0.01)	—*	(0.01)
Class B Shares[5]							
Six-month period ended 9-30-2014 (unaudited)	1.00	0.00	0.00	0.00	—*	—	—*
Year ended 3-31-2014	1.00	0.00	0.00	0.00	—*	—	—*
Year ended 3-31-2013	1.00	0.00	0.00	0.00	—*	—	—*
Year ended 3-31-2012	1.00	0.00	0.00	0.00	—*	—	—*
Year ended 3-31-2011	1.00	0.00	0.00	0.00	—*	—*	—*
Year ended 3-31-2010	1.00	0.00	0.00	0.00	—*	—*	—*
Class C Shares[5]							
Six-month period ended 9-30-2014 (unaudited)	1.00	0.00	0.00	0.00	—*	—	—*
Year ended 3-31-2014	1.00	0.00	0.00	0.00	—*	—	—*
Year ended 3-31-2013	1.00	0.00	0.00	0.00	—*	—	—*
Year ended 3-31-2012	1.00	0.00	0.00	0.00	—*	—	—*
Year ended 3-31-2011	1.00	0.00	0.00	0.00	—*	—*	—*
Year ended 3-31-2010	1.00	0.00	0.00	0.00	—*	—*	—*
Class E Shares							
Six-month period ended 9-30-2014 (unaudited)	1.00	0.00	0.00	0.00	—*	—	—*
Year ended 3-31-2014	1.00	0.00	0.00	0.00	—*	—	—*
Year ended 3-31-2013	1.00	0.00	0.00	0.00	—*	—	—*
Year ended 3-31-2012	1.00	0.00	0.00	0.00	—*	—	—*
Year ended 3-31-2011	1.00	0.00	0.00	0.00	—*	—*	—*
Year ended 3-31-2010	1.00	0.00	0.00	0.00	—*	—*	—*

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]
Class A Shares							
Six-month period ended 9-30-2014 (unaudited)	$1.00	0.01%	$122	0.17%[4]	0.02%[4]	0.69%[4]	-0.50%[4]
Year ended 3-31-2014	1.00	0.02	137	0.20	0.02	0.69	-0.47
Year ended 3-31-2013	1.00	0.02	128	0.31	0.02	0.67	-0.34
Year ended 3-31-2012	1.00	0.02	171	0.28	0.02	0.66	-0.36
Year ended 3-31-2011	1.00	0.04	159	0.43	0.02	0.69	-0.24
Year ended 3-31-2010	1.00	0.53	195	0.65	0.50	0.65	0.50
Class B Shares[5]							
Six-month period ended 9-30-2014 (unaudited)	1.00	0.01	5	0.17[4]	0.02[4]	1.78[4]	-1.59[4]
Year ended 3-31-2014	1.00	0.02	7	0.20	0.02	1.74	-1.52
Year ended 3-31-2013	1.00	0.02	8	0.31	0.02	1.70	-1.37
Year ended 3-31-2012	1.00	0.02	8	0.28	0.02	1.73	-1.43
Year ended 3-31-2011	1.00	0.04	7	0.43	0.02	1.80	-1.35
Year ended 3-31-2010	1.00	0.16	9	1.07	0.16	1.75	-0.52
Class C Shares[5]							
Six-month period ended 9-30-2014 (unaudited)	1.00	0.01	37	0.17[4]	0.02[4]	1.64[4]	-1.45[4]
Year ended 3-31-2014	1.00	0.02	34	0.20	0.02	1.63	-1.41
Year ended 3-31-2013	1.00	0.02	35	0.31	0.02	1.65	-1.32
Year ended 3-31-2012	1.00	0.02	41	0.28	0.02	1.64	-1.34
Year ended 3-31-2011	1.00	0.04	32	0.43	0.02	1.67	-1.22
Year ended 3-31-2010	1.00	0.16	39	1.08	0.16	1.67	-0.43
Class E Shares							
Six-month period ended 9-30-2014 (unaudited)	1.00	0.01	5	0.17[4]	0.02[4]	0.73[4]	-0.54[4]
Year ended 3-31-2014	1.00	0.02	6	0.20	0.02	0.73	-0.51
Year ended 3-31-2013	1.00	0.02	5	0.31	0.02	0.75	-0.42
Year ended 3-31-2012	1.00	0.02	4	0.28	0.02	0.78	-0.48
Year ended 3-31-2011	1.00	0.04	3	0.43	0.02	0.79	-0.34
Year ended 3-31-2010	1.00	0.49	4	0.69	0.49	0.70	0.48

See Accompanying Notes to Financial Statements.

IVY MUNICIPAL BOND FUND

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 9-30-2014 (unaudited)	$11.74	$0.17	$ 0.25	$ 0.42	$(0.17)	$—	$(0.17)
Year ended 3-31-2014	12.19	0.34	(0.45)	(0.11)	(0.34)	—	(0.34)
Year ended 3-31-2013	11.88	0.34	0.31	0.65	(0.34)	—	(0.34)
Year ended 3-31-2012	10.95	0.42	0.93	1.35	(0.42)	—	(0.42)
Year ended 3-31-2011	11.16	0.43	(0.21)	0.22	(0.43)	—	(0.43)
Year ended 3-31-2010	10.41	0.45	0.75	1.20	(0.45)	—	(0.45)
Class B Shares[5]							
Six-month period ended 9-30-2014 (unaudited)	11.74	0.12	0.25	0.37	(0.12)	—	(0.12)
Year ended 3-31-2014	12.19	0.25	(0.45)	(0.20)	(0.25)	—	(0.25)
Year ended 3-31-2013	11.88	0.25	0.31	0.56	(0.25)	—	(0.25)
Year ended 3-31-2012	10.95	0.33	0.93	1.26	(0.33)	—	(0.33)
Year ended 3-31-2011	11.16	0.34	(0.21)	0.13	(0.34)	—	(0.34)
Year ended 3-31-2010	10.41	0.36	0.75	1.11	(0.36)	—	(0.36)
Class C Shares							
Six-month period ended 9-30-2014 (unaudited)	11.74	0.12	0.25	0.37	(0.12)	—	(0.12)
Year ended 3-31-2014	12.19	0.25	(0.45)	(0.20)	(0.25)	—	(0.25)
Year ended 3-31-2013	11.88	0.25	0.31	0.56	(0.25)	—	(0.25)
Year ended 3-31-2012	10.95	0.33	0.93	1.26	(0.33)	—	(0.33)
Year ended 3-31-2011	11.16	0.34	(0.21)	0.13	(0.34)	—	(0.34)
Year ended 3-31-2010	10.41	0.37	0.75	1.12	(0.37)	—	(0.37)
Class I Shares							
Six-month period ended 9-30-2014 (unaudited)	11.74	0.18	0.25	0.43	(0.18)	—	(0.18)
Year ended 3-31-2014	12.19	0.36	(0.45)	(0.09)	(0.36)	—	(0.36)
Year ended 3-31-2013	11.88	0.36	0.31	0.67	(0.36)	—	(0.36)
Year ended 3-31-2012	10.95	0.44	0.93	1.37	(0.44)	—	(0.44)
Year ended 3-31-2011	11.16	0.45	(0.21)	0.24	(0.45)	—	(0.45)
Year ended 3-31-2010[6]	11.10	0.19	0.06	0.25	(0.19)	—	(0.19)
Class Y Shares							
Six-month period ended 9-30-2014 (unaudited)	11.74	0.17	0.25	0.42	(0.17)	—	(0.17)
Year ended 3-31-2014	12.19	0.34	(0.45)	(0.11)	(0.34)	—	(0.34)
Year ended 3-31-2013	11.88	0.34	0.31	0.65	(0.34)	—	(0.34)
Year ended 3-31-2012	10.95	0.42	0.93	1.35	(0.42)	—	(0.42)
Year ended 3-31-2011	11.16	0.43	(0.21)	0.22	(0.43)	—	(0.43)
Year ended 3-31-2010[8]	11.30	0.22	(0.14)	0.08	(0.22)	—	(0.22)

* Not shown due to rounding

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(6) For the period from November 4, 2009 (commencement of operations of the class) through March 31, 2010.

(7) For the fiscal year ended March 31, 2010.

(8) For the period from October 8, 2009 (recommencement of operations) through March 31, 2010.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 9-30-2014 (unaudited)	$11.99	3.57%	$131	1.02%[4]	2.81%[4]	—%	—%	3%
Year ended 3-31-2014	11.74	-0.86	113	1.02	2.90	—	—	7
Year ended 3-31-2013	12.19	5.50	133	1.01	2.77	—	—	6
Year ended 3-31-2012	11.88	12.49	97	1.06	3.60	—	—	4
Year ended 3-31-2011	10.95	1.89	64	1.10	3.79	—	—	6
Year ended 3-31-2010	11.16	11.66	46	1.15	4.09	—	—	18
Class B Shares[5]								
Six-month period ended 9-30-2014 (unaudited)	11.99	3.17	2	1.78[4]	2.06[4]	—	—	3
Year ended 3-31-2014	11.74	-1.63	2	1.79	2.12	—	—	7
Year ended 3-31-2013	12.19	4.72	4	1.75	2.04	—	—	6
Year ended 3-31-2012	11.88	11.67	3	1.81	2.83	—	—	4
Year ended 3-31-2011	10.95	1.10	2	1.88	3.00	—	—	6
Year ended 3-31-2010	11.16	10.75	2	1.92	3.33	—	—	18
Class C Shares								
Six-month period ended 9-30-2014 (unaudited)	11.99	3.17	21	1.78[4]	2.06[4]	—	—	3
Year ended 3-31-2014	11.74	-1.62	21	1.78	2.12	—	—	7
Year ended 3-31-2013	12.19	4.71	31	1.76	2.03	—	—	6
Year ended 3-31-2012	11.88	11.65	28	1.82	2.85	—	—	4
Year ended 3-31-2011	10.95	1.12	20	1.86	3.02	—	—	6
Year ended 3-31-2010	11.16	10.84	23	1.90	3.34	—	—	18
Class I Shares								
Six-month period ended 9-30-2014 (unaudited)	11.99	3.67	3	0.82[4]	2.99[4]	—	—	3
Year ended 3-31-2014	11.74	-0.65	2	0.81	3.11	—	—	7
Year ended 3-31-2013	12.19	5.72	2	0.80	2.94	—	—	6
Year ended 3-31-2012	11.88	12.75	1	0.85	3.79	—	—	4
Year ended 3-31-2011	10.95	2.10	1	0.88	4.02	—	—	6
Year ended 3-31-2010[6]	11.16	2.27	—*	0.91[4]	4.32[4]	—	—	18[7]
Class Y Shares								
Six-month period ended 9-30-2014 (unaudited)	11.99	3.56	1	1.02[4]	2.81[4]	1.06[4]	2.77[4]	3
Year ended 3-31-2014	11.74	-0.87	1	1.02	2.89	1.06	2.85	7
Year ended 3-31-2013	12.19	5.49	1	1.01	2.78	1.06	2.73	6
Year ended 3-31-2012	11.88	12.51	1	1.06	3.63	1.11	3.58	4
Year ended 3-31-2011	10.95	1.90	1	1.10	3.78	1.13	3.75	6
Year ended 3-31-2010[8]	11.16	0.68	—*	1.15[4]	4.10[4]	1.17[4]	4.08[4]	18[7]

See Accompanying Notes to Financial Statements.

IVY MUNICIPAL HIGH INCOME FUND

	Net Asset Value, Beginning of Period	Net Investment Income	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 9-30-2014 (unaudited)	$5.03	$0.12(3)	$ 0.22	$ 0.34	$(0.12)	$ —	$(0.12)
Year ended 3-31-2014	5.47	0.24(3)	(0.42)	(0.18)	(0.24)	(0.02)	(0.26)
Year ended 3-31-2013	5.23	0.21(3)	0.24	0.45	(0.21)	—	(0.21)
Year ended 3-31-2012	4.75	0.25(3)	0.48	0.73	(0.25)	—	(0.25)
Year ended 3-31-2011	4.84	0.22(3)	(0.09)	0.13	(0.22)	—*	(0.22)
Year ended 3-31-2010(5)	4.21	0.22(3)	0.63	0.85	(0.21)	(0.01)	(0.22)
Class B Shares(6)							
Six-month period ended 9-30-2014 (unaudited)	5.03	0.10(3)	0.22	0.32	(0.10)	—	(0.10)
Year ended 3-31-2014	5.47	0.20(3)	(0.42)	(0.22)	(0.20)	(0.02)	(0.22)
Year ended 3-31-2013	5.23	0.17(3)	0.24	0.41	(0.17)	—	(0.17)
Year ended 3-31-2012	4.75	0.20(3)	0.49	0.69	(0.21)	—	(0.21)
Year ended 3-31-2011	4.84	0.18(3)	(0.09)	0.09	(0.18)	—*	(0.18)
Year ended 3-31-2010(5)	4.21	0.17(3)	0.64	0.81	(0.17)	(0.01)	(0.18)
Class C Shares							
Six-month period ended 9-30-2014 (unaudited)	5.03	0.10(3)	0.22	0.32	(0.10)	—	(0.10)
Year ended 3-31-2014	5.47	0.20(3)	(0.42)	(0.22)	(0.20)	(0.02)	(0.22)
Year ended 3-31-2013	5.23	0.17(3)	0.24	0.41	(0.17)	—	(0.17)
Year ended 3-31-2012	4.75	0.21(3)	0.48	0.69	(0.21)	—	(0.21)
Year ended 3-31-2011	4.84	0.19(3)	(0.09)	0.10	(0.19)	—*	(0.19)
Year ended 3-31-2010(5)	4.21	0.18(3)	0.63	0.81	(0.17)	(0.01)	(0.18)
Class I Shares							
Six-month period ended 9-30-2014 (unaudited)	5.03	0.13(3)	0.22	0.35	(0.13)	—	(0.13)
Year ended 3-31-2014	5.47	0.24(3)	(0.42)	(0.18)	(0.24)	(0.02)	(0.26)
Year ended 3-31-2013	5.23	0.22(3)	0.24	0.46	(0.22)	—	(0.22)
Year ended 3-31-2012	4.75	0.25(3)	0.48	0.73	(0.25)	—	(0.25)
Year ended 3-31-2011	4.84	0.24(3)	(0.09)	0.15	(0.24)	—*	(0.24)
Year ended 3-31-2010(7)	4.21	0.23(3)	0.63	0.86	(0.22)	(0.01)	(0.23)
Period ended 5-17-2009(8)	4.48	0.16(3)	(0.27)	(0.11)	(0.16)	—	(0.16)
Year ended 9-30-2008(8)	5.00	0.24	(0.51)	(0.27)	(0.25)	—	(0.25)
Class Y Shares							
Six-month period ended 9-30-2014 (unaudited)	5.03	0.12(3)	0.22	0.34	(0.12)	—	(0.12)
Year ended 3-31-2014	5.47	0.24(3)	(0.42)	(0.18)	(0.24)	(0.02)	(0.26)
Year ended 3-31-2013	5.23	0.21(3)	0.24	0.45	(0.21)	—	(0.21)
Year ended 3-31-2012	4.75	0.24(3)	0.49	0.73	(0.25)	—	(0.25)
Year ended 3-31-2011	4.84	0.22(3)	(0.09)	0.13	(0.22)	—*	(0.22)
Year ended 3-31-2010(5)	4.21	0.15(3)	0.64	0.79	(0.15)	(0.01)	(0.16)

* Not shown due to rounding.

(1) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(2) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(3) Based on average weekly shares outstanding.

(4) Annualized.

(5) For the period from May 18, 2009 (commencement of operations of the class) through March 31, 2010.

(6) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(7) The Ivy Municipal High Income Fund commenced operations on May 18, 2009 after the reorganization of the Class Y shares of Waddell & Reed Advisors Municipal High Income Fund into Class I shares of the Fund. The information shown is for a share outstanding during the fiscal period from May 18, 2009 through March 31, 2010 for Ivy Municipal High Income Fund.

(8) The information shown is for a share outstanding during the fiscal year or period ended for Class Y of the Waddell & Reed Advisors Municipal High Income Fund prior to the reorganization.

(9) The return shown for Class Y is hypothetical because there were no shares or assets for the period from July 28, 2009 through October 7, 2009. Class A data has been substituted for Class Y data during that period.

	Net Asset Value, End of Period	Total Return[1]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[2]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[2]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 9-30-2014 (unaudited)	$5.25	6.86%	$358	0.86%[4]	4.79%[4]	0.87%[4]	4.78%[4]	4%
Year ended 3-31-2014	5.03	-3.32	366	0.86	4.58	0.87	4.57	21
Year ended 3-31-2013	5.47	8.71	545	0.84	3.91	0.85	3.90	9
Year ended 3-31-2012	5.23	15.62	384	0.87	4.88	0.90	4.85	4
Year ended 3-31-2011	4.75	2.71	146	0.94	4.63	0.98	4.59	13
Year ended 3-31-2010[5]	4.84	20.45	25	0.95[4]	5.41[4]	1.68[4]	4.68[4]	14[4]
Class B Shares[6]								
Six-month period ended 9-30-2014 (unaudited)	5.25	6.44	15	1.63[4]	4.01[4]	1.64[4]	4.00[4]	4
Year ended 3-31-2014	5.03	-4.07	15	1.64	3.82	1.65	3.81	21
Year ended 3-31-2013	5.47	7.86	19	1.62	3.12	1.63	3.11	9
Year ended 3-31-2012	5.23	14.70	12	1.67	4.07	1.70	4.04	4
Year ended 3-31-2011	4.75	1.87	4	1.72	3.82	1.76	3.78	13
Year ended 3-31-2010[5]	4.84	19.59	2	1.72[4]	4.52[4]	2.38[4]	3.86[4]	14[4]
Class C Shares								
Six-month period ended 9-30-2014 (unaudited)	5.25	6.47	226	1.59[4]	4.05[4]	1.60[4]	4.04[4]	4
Year ended 3-31-2014	5.03	-4.04	216	1.60	3.84	1.61	3.83	21
Year ended 3-31-2013	5.47	7.92	323	1.57	3.17	1.59	3.15	9
Year ended 3-31-2012	5.23	14.77	198	1.62	4.12	1.65	4.09	4
Year ended 3-31-2011	4.75	1.91	65	1.67	3.89	1.71	3.85	13
Year ended 3-31-2010[5]	4.84	19.55	8	1.76[4]	4.54[4]	2.42[4]	3.88[4]	14[4]
Class I Shares								
Six-month period ended 9-30-2014 (unaudited)	5.25	6.95	640	0.68[4]	4.95[4]	0.69[4]	4.94[4]	4
Year ended 3-31-2014	5.03	-3.16	586	0.69	4.76	0.70	4.75	21
Year ended 3-31-2013	5.47	8.88	749	0.68	4.06	0.69	4.05	9
Year ended 3-31-2012	5.23	15.82	416	0.70	5.04	0.74	5.00	4
Year ended 3-31-2011	4.75	2.98	131	0.70	4.90	0.79	4.81	13
Year ended 3-31-2010[7]	4.84	20.68	8	0.70[4]	5.77[4]	1.53[4]	4.94[4]	14[4]
Period ended 5-17-2009[8]	4.21	-4.72	—*	0.87[4]	6.35[4]	0.91[4]	6.31[4]	28[4]
Year ended 9-30-2008[8]	4.48	-5.67	—*	0.70	5.03	0.74	4.99	26
Class Y Shares								
Six-month period ended 9-30-2014 (unaudited)	5.25	6.85	30	0.85[4]	4.77[4]	0.96[4]	4.66[4]	4
Year ended 3-31-2014	5.03	-3.32	15	0.85	4.52	0.95	4.42	21
Year ended 3-31-2013	5.47	8.71	34	0.84	3.92	0.94	3.82	9
Year ended 3-31-2012	5.23	15.65	26	0.87	4.83	0.99	4.71	4
Year ended 3-31-2011	4.75	2.73	6	0.94	4.76	1.05	4.65	13
Year ended 3-31-2010[5]	4.84	19.02[9]	1	1.10[4]	5.10[4]	1.76[4]	4.44[4]	14[4]

See Accompanying Notes to Financial Statements.

IVY SMALL CAP GROWTH FUND

	Net Asset Value, Beginning of Period	Net Investment Loss[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 9-30-2014 (unaudited)	$18.51	$(0.09)	$(1.23)	$(1.32)	$—	$ —	$—
Year ended 3-31-2014	16.33	(0.19)	4.04	3.85	—	(1.67)	(1.67)
Year ended 3-31-2013	14.51	(0.14)	2.35	2.21	—	(0.39)	(0.39)
Year ended 3-31-2012	15.39	(0.17)	(0.21)	(0.38)	—	(0.50)	(0.50)
Year ended 3-31-2011	11.40	(0.13)	4.12	3.99	—	—	—
Year ended 3-31-2010	7.08	(0.12)	4.44	4.32	—	—	—
Class B Shares[5]							
Six-month period ended 9-30-2014 (unaudited)	15.47	(0.14)	(1.03)	(1.17)	—	—	—
Year ended 3-31-2014	13.95	(0.30)	3.42	3.12	—	(1.60)	(1.60)
Year ended 3-31-2013	12.57	(0.25)	2.02	1.77	—	(0.39)	(0.39)
Year ended 3-31-2012	13.56	(0.28)	(0.21)	(0.49)	—	(0.50)	(0.50)
Year ended 3-31-2011	10.15	(0.23)	3.64	3.41	—	—	—
Year ended 3-31-2010	6.37	(0.20)	3.98	3.78	—	—	—
Class C Shares							
Six-month period ended 9-30-2014 (unaudited)	16.35	(0.13)	(1.09)	(1.22)	—	—	—
Year ended 3-31-2014	14.63	(0.28)	3.60	3.32	—	(1.60)	(1.60)
Year ended 3-31-2013	13.12	(0.21)	2.11	1.90	—	(0.39)	(0.39)
Year ended 3-31-2012	14.07	(0.24)	(0.21)	(0.45)	—	(0.50)	(0.50)
Year ended 3-31-2011	10.49	(0.20)	3.78	3.58	—	—	—
Year ended 3-31-2010	6.56	(0.16)	4.09	3.93	—	—	—
Class E Shares							
Six-month period ended 9-30-2014 (unaudited)	18.43	(0.10)	(1.23)	(1.33)	—	—	—
Year ended 3-31-2014	16.27	(0.22)	4.03	3.81	—	(1.65)	(1.65)
Year ended 3-31-2013	14.47	(0.15)	2.34	2.19	—	(0.39)	(0.39)
Year ended 3-31-2012	15.36	(0.18)	(0.21)	(0.39)	—	(0.50)	(0.50)
Year ended 3-31-2011	11.38	(0.14)	4.12	3.98	—	—	—
Year ended 3-31-2010	7.06	(0.11)	4.43	4.32	—	—	—
Class I Shares							
Six-month period ended 9-30-2014 (unaudited)	22.19	(0.07)	(1.48)	(1.55)	—	—	—
Year ended 3-31-2014	19.26	(0.15)	4.80	4.65	—	(1.72)	(1.72)
Year ended 3-31-2013	16.98	(0.09)	2.76	2.67	—	(0.39)	(0.39)
Year ended 3-31-2012	17.83	(0.13)	(0.22)	(0.35)	—	(0.50)	(0.50)
Year ended 3-31-2011	13.14	(0.09)	4.78	4.69	—	—	—
Year ended 3-31-2010	8.12	(0.07)	5.09	5.02	—	—	—
Class R Shares							
Six-month period ended 9-30-2014 (unaudited)	18.41	(0.11)	(1.23)	(1.34)	—	—	—
Year ended 3-31-2014	16.26	(0.23)	4.02	3.79	—	(1.64)	(1.64)
Year ended 3-31-2013	14.48	(0.17)	2.34	2.17	—	(0.39)	(0.39)
Year ended 3-31-2012	15.38	(0.19)	(0.21)	(0.40)	—	(0.50)	(0.50)
Year ended 3-31-2011	11.40	(0.15)	4.13	3.98	—	—	—
Year ended 3-31-2010	7.08	(0.12)	4.44	4.32	—	—	—
Class R6 Shares							
Six-month period ended 9-30-2014 (unaudited)[6]	20.97	(0.01)	(0.32)	(0.33)	—	—	—
Class Y Shares							
Six-month period ended 9-30-2014 (unaudited)	21.42	(0.09)	(1.43)	(1.52)	—	—	—
Year ended 3-31-2014	18.66	(0.20)	4.64	4.44	—	(1.68)	(1.68)
Year ended 3-31-2013	16.50	(0.13)	2.68	2.55	—	(0.39)	(0.39)
Year ended 3-31-2012	17.38	(0.16)	(0.22)	(0.38)	—	(0.50)	(0.50)
Year ended 3-31-2011	12.85	(0.12)	4.65	4.53	—	—	—
Year ended 3-31-2010	7.96	(0.10)	4.99	4.89	—	—	—

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(6) For the period from July 31, 2014 (commencement of operations of the class) through September 30, 2014.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Loss to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Loss to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 9-30-2014 (unaudited)	$17.19	-7.13%	$341	1.43%[4]	-0.99%[4]	—%	—%	20%
Year ended 3-31-2014	18.51	24.27	406	1.43	-1.07	—	—	45
Year ended 3-31-2013	16.33	15.70	281	1.49	-0.97	—	—	38
Year ended 3-31-2012	14.51	-1.98	241	1.50	-1.21	—	—	65
Year ended 3-31-2011	15.39	35.00	240	1.51	-1.05	—	—	53
Year ended 3-31-2010	11.40	61.02	132	1.66	-1.24	—	—	72
Class B Shares[5]								
Six-month period ended 9-30-2014 (unaudited)	14.30	-7.56	10	2.32[4]	-1.88[4]	—	—	20
Year ended 3-31-2014	15.47	23.14	13	2.34	-1.99	—	—	45
Year ended 3-31-2013	13.95	14.61	11	2.49	-1.96	—	—	38
Year ended 3-31-2012	12.57	-3.07	10	2.57	-2.27	—	—	65
Year ended 3-31-2011	13.56	33.60	11	2.54	-2.08	—	—	53
Year ended 3-31-2010	10.15	59.34	8	2.77	-2.34	—	—	72
Class C Shares								
Six-month period ended 9-30-2014 (unaudited)	15.13	-7.46	190	2.07[4]	-1.63[4]	—	—	20
Year ended 3-31-2014	16.35	23.43	225	2.08	-1.73	—	—	45
Year ended 3-31-2013	14.63	15.00	189	2.13	-1.61	—	—	38
Year ended 3-31-2012	13.12	-2.67	181	2.17	-1.87	—	—	65
Year ended 3-31-2011	14.07	34.13	207	2.18	-1.71	—	—	53
Year ended 3-31-2010	10.49	59.91	154	2.29	-1.86	—	—	72
Class E Shares								
Six-month period ended 9-30-2014 (unaudited)	17.10	-7.22	5	1.56[4]	-1.12[4]	1.82[4]	-1.38[4]	20
Year ended 3-31-2014	18.43	24.13	5	1.56	-1.21	1.87	-1.52	45
Year ended 3-31-2013	16.27	15.61	3	1.56	-1.03	2.06	-1.53	38
Year ended 3-31-2012	14.47	-2.05	3	1.56	-1.27	2.08	-1.79	65
Year ended 3-31-2011	15.36	34.97	3	1.56	-1.08	2.17	-1.69	53
Year ended 3-31-2010	11.38	61.19	1	1.56	-1.14	2.69	-2.27	72
Class I Shares								
Six-month period ended 9-30-2014 (unaudited)	20.64	-6.99	221	1.06[4]	-0.62[4]	—	—	20
Year ended 3-31-2014	22.19	24.78	246	1.06	-0.71	—	—	45
Year ended 3-31-2013	19.26	16.13	176	1.07	-0.54	—	—	38
Year ended 3-31-2012	16.98	-1.54	119	1.07	-0.79	—	—	65
Year ended 3-31-2011	17.83	35.69	84	1.07	-0.61	—	—	53
Year ended 3-31-2010	13.14	61.82	8	1.10	-0.68	—	—	72
Class R Shares								
Six-month period ended 9-30-2014 (unaudited)	17.07	-7.28	40	1.66[4]	-1.22[4]	—	—	20
Year ended 3-31-2014	18.41	23.99	42	1.66	-1.30	—	—	45
Year ended 3-31-2013	16.26	15.45	22	1.67	-1.15	—	—	38
Year ended 3-31-2012	14.48	-2.11	17	1.66	-1.37	—	—	65
Year ended 3-31-2011	15.38	34.91	15	1.62	-1.16	—	—	53
Year ended 3-31-2010	11.40	61.02	4	1.64	-1.24	—	—	72
Class R6 Shares								
Six-month period ended 9-30-2014 (unaudited)[6]	20.64	-1.57	6	0.89[4]	-0.41[4]	—	—	20
Class Y Shares								
Six-month period ended 9-30-2014 (unaudited)	19.90	-7.10	239	1.31[4]	-0.87[4]	—	—	20
Year ended 3-31-2014	21.42	24.45	276	1.30	-0.95	—	—	45
Year ended 3-31-2013	18.66	15.87	220	1.31	-0.79	—	—	38
Year ended 3-31-2012	16.50	-1.75	207	1.32	-1.03	—	—	65
Year ended 3-31-2011	17.38	35.25	222	1.33	-0.86	—	—	53
Year ended 3-31-2010	12.85	61.43	124	1.35	-0.92	—	—	72

See Accompanying Notes to Financial Statements.

IVY SMALL CAP VALUE FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 9-30-2014 (unaudited)	$18.32	$(0.05)	$(0.46)	$(0.51)	$ —	$ —	$ —
Year ended 3-31-2014	17.23	(0.11)	3.55	3.44	(0.07)	(2.28)	(2.35)
Year ended 3-31-2013	14.96	0.02	2.82	2.84	—	(0.57)	(0.57)
Year ended 3-31-2012	18.12	0.00	(1.69)	(1.69)	(0.01)	(1.46)	(1.47)
Year ended 3-31-2011	14.99	0.03	3.10	3.13	—	—	—
Year ended 3-31-2010	9.87	(0.07)	5.19	5.12	—	—	—
Class B Shares[4]							
Six-month period ended 9-30-2014 (unaudited)	16.10	(0.13)	(0.40)	(0.53)	—	—	—
Year ended 3-31-2014	15.39	(0.25)	3.14	2.89	(0.02)	(2.16)	(2.18)
Year ended 3-31-2013	13.48	(0.13)	2.50	2.37	—	(0.46)	(0.46)
Year ended 3-31-2012	16.66	(0.15)	(1.57)	(1.72)	—	(1.46)	(1.46)
Year ended 3-31-2011	13.95	(0.15)	2.86	2.71	—	—	—
Year ended 3-31-2010	9.29	(0.21)	4.87	4.66	—	—	—
Class C Shares							
Six-month period ended 9-30-2014 (unaudited)	16.76	(0.11)	(0.41)	(0.52)	—	—	—
Year ended 3-31-2014	15.94	(0.21)	3.26	3.05	(0.04)	(2.19)	(2.23)
Year ended 3-31-2013	13.92	(0.08)	2.60	2.52	—	(0.50)	(0.50)
Year ended 3-31-2012	17.09	(0.10)	(1.61)	(1.71)	—	(1.46)	(1.46)
Year ended 3-31-2011	14.25	(0.08)	2.92	2.84	—	—	—
Year ended 3-31-2010	9.45	(0.16)	4.96	4.80	—	—	—
Class E Shares[5]							
Six-month period ended 9-30-2014 (unaudited)	18.76	(0.02)	(0.47)	(0.49)	—	—	—
Year ended 3-31-2014	17.59	(0.04)	3.63	3.59	(0.09)	(2.33)	(2.42)
Year ended 3-31-2013	15.25	0.10	2.85	2.95	—	(0.61)	(0.61)
Year ended 3-31-2012	18.43	0.07	(1.71)	(1.64)	(0.08)	(1.46)	(1.54)
Year ended 3-31-2011	15.19	0.10	3.14	3.24	—	—	—
Year ended 3-31-2010	9.94	(0.01)	5.26	5.25	—	—	—
Class I Shares							
Six-month period ended 9-30-2014 (unaudited)	19.29	(0.01)	(0.49)	(0.50)	—	—	—
Year ended 3-31-2014	18.03	(0.02)	3.72	3.70	(0.10)	(2.34)	(2.44)
Year ended 3-31-2013	15.61	0.11	2.94	3.05	—	(0.63)	(0.63)
Year ended 3-31-2012	18.83	0.07	(1.73)	(1.66)	(0.10)	(1.46)	(1.56)
Year ended 3-31-2011	15.49	0.13	3.21	3.34	—	—	—
Year ended 3-31-2010	10.13	0.00	5.36	5.36	—	—	—
Class R Shares							
Six-month period ended 9-30-2014 (unaudited)	18.31	(0.07)	(0.45)	(0.52)	—	—	—
Year ended 3-31-2014	17.23	(0.13)	3.54	3.41	(0.07)	(2.26)	(2.33)
Year ended 3-31-2013[6]	15.24	(0.02)	2.01	1.99	—	—	—
Class R6 Shares							
Six-month period ended 9-30-2014 (unaudited)[8]	18.96	0.01	(0.17)	(0.16)	—	—	—
Class Y Shares							
Six-month period ended 9-30-2014 (unaudited)	18.94	(0.04)	(0.47)	(0.51)	—	—	—
Year ended 3-31-2014	17.74	(0.07)	3.66	3.59	(0.08)	(2.31)	(2.39)
Year ended 3-31-2013	15.38	0.01	2.95	2.96	—	(0.60)	(0.60)
Year ended 3-31-2012	18.58	0.04	(1.72)	(1.68)	(0.06)	(1.46)	(1.52)
Year ended 3-31-2011	15.33	0.08	3.17	3.25	—	—	—
Year ended 3-31-2010	10.05	(0.02)	5.30	5.28	—	—	—

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Annualized.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(5) Class share is closed to investment.

(6) For the period from December 19, 2012 (commencement of operations of the class) through March 31, 2013.

(7) For the fiscal year ended March 31, 2013.

(8) For the period from July 31, 2014 (commencement of operations of the class) through September 30, 2014.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Portfolio Turnover Rate
Class A Shares						
Six-month period ended 9-30-2014 (unaudited)	$17.81	-2.78%	$228	1.54%[3]	-0.58%[3]	21%
Year ended 3-31-2014	18.32	21.10	244	1.57	-0.62	61
Year ended 3-31-2013	17.23	19.49	226	1.66	0.15	52
Year ended 3-31-2012	14.96	-8.06	209	1.67	0.00	50
Year ended 3-31-2011	18.12	20.88	254	1.65	0.19	73
Year ended 3-31-2010	14.99	51.87	202	1.77	-0.55	100
Class B Shares[4]						
Six-month period ended 9-30-2014 (unaudited)	15.57	-3.29	3	2.51[3]	-1.56[3]	21
Year ended 3-31-2014	16.10	19.87	4	2.58	-1.63	61
Year ended 3-31-2013	15.39	18.22	4	2.78	-0.97	52
Year ended 3-31-2012	13.48	-9.09	4	2.78	-1.09	50
Year ended 3-31-2011	16.66	19.43	6	2.85	-1.07	73
Year ended 3-31-2010	13.95	50.16	7	2.99	-1.77	100
Class C Shares						
Six-month period ended 9-30-2014 (unaudited)	16.24	-3.10	18	2.21[3]	-1.26[3]	21
Year ended 3-31-2014	16.76	20.24	19	2.25	-1.30	61
Year ended 3-31-2013	15.94	18.74	16	2.35	-0.54	52
Year ended 3-31-2012	13.92	-8.80	16	2.40	-0.72	50
Year ended 3-31-2011	17.09	19.93	19	2.42	-0.57	73
Year ended 3-31-2010	14.25	50.79	14	2.55	-1.33	100
Class E Shares[5]						
Six-month period ended 9-30-2014 (unaudited)	18.27	-2.61	—*	1.21[3]	-0.25[3]	21
Year ended 3-31-2014	18.76	21.56	—*	1.21	-0.26	61
Year ended 3-31-2013	17.59	20.03	—*	1.22	0.61	52
Year ended 3-31-2012	15.25	-7.68	—*	1.23	0.44	50
Year ended 3-31-2011	18.43	21.33	—*	1.24	0.61	73
Year ended 3-31-2010	15.19	52.82	—*	1.27	-0.05	100
Class I Shares						
Six-month period ended 9-30-2014 (unaudited)	18.79	-2.59	33	1.10[3]	-0.11[3]	21
Year ended 3-31-2014	19.29	21.67	26	1.10	-0.15	61
Year ended 3-31-2013	18.03	20.17	19	1.11	0.72	52
Year ended 3-31-2012	15.61	-7.59	16	1.11	0.48	50
Year ended 3-31-2011	18.83	21.56	4	1.12	0.78	73
Year ended 3-31-2010	15.49	52.91	2	1.18	0.04	100
Class R Shares						
Six-month period ended 9-30-2014 (unaudited)	17.79	-2.84	2	1.70[3]	-0.73[3]	21
Year ended 3-31-2014	18.31	20.91	1	1.70	-0.78	61
Year ended 3-31-2013[6]	17.23	13.06	—*	1.68[3]	-0.44[3]	52[7]
Class R6 Shares						
Six-month period ended 9-30-2014 (unaudited)[8]	18.80	-0.84	3	0.93[3]	0.25[3]	21
Class Y Shares						
Six-month period ended 9-30-2014 (unaudited)	18.43	-2.69	8	1.35[3]	-0.40[3]	21
Year ended 3-31-2014	18.94	21.35	10	1.33	-0.39	61
Year ended 3-31-2013	17.74	19.85	7	1.41	0.05	52
Year ended 3-31-2012	15.38	-7.87	22	1.39	0.28	50
Year ended 3-31-2011	18.58	21.20	26	1.39	0.47	73
Year ended 3-31-2010	15.33	52.54	19	1.40	-0.17	100

See Accompanying Notes to Financial Statements.

IVY TAX-MANAGED EQUITY FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 9-30-2014 (unaudited)	$16.84	$(0.03)[3]	$ 1.37	$ 1.34	$ —	$ —	$ —
Year ended 3-31-2014	14.13	(0.05)[3]	3.23	3.18	—	(0.47)	(0.47)
Year ended 3-31-2013	13.15	0.05[3]	0.99	1.04	(0.06)	—	(0.06)
Year ended 3-31-2012	12.15	(0.03)[3]	1.03	1.00	—	—	—
Year ended 3-31-2011	10.78	(0.10)[3]	1.47	1.37	—	—	—
Year ended 3-31-2010[5]	8.62	(0.11)[3]	2.27	2.16	—	—	—
Class B Shares[6]							
Six-month period ended 9-30-2014 (unaudited)	16.45	(0.08)[3]	1.34	1.26	—	—	—
Year ended 3-31-2014	13.87	(0.14)[3]	3.15	3.01	—	(0.43)	(0.43)
Year ended 3-31-2013	12.92	(0.03)[3]	0.99	0.96	(0.01)	—	(0.01)
Year ended 3-31-2012	12.01	(0.10)[3]	1.01	0.91	—	—	—
Year ended 3-31-2011	10.72	(0.17)[3]	1.46	1.29	—	—	—
Year ended 3-31-2010[5]	8.62	(0.15)[3]	2.25	2.10	—	—	—
Class C Shares							
Six-month period ended 9-30-2014 (unaudited)	16.42	(0.09)[3]	1.34	1.25	—	—	—
Year ended 3-31-2014	13.85	(0.15)[3]	3.15	3.00	—	(0.43)	(0.43)
Year ended 3-31-2013	12.91	(0.03)[3]	0.97	0.94	—	—	—
Year ended 3-31-2012	12.01	(0.11)[3]	1.01	0.90	—	—	—
Year ended 3-31-2011	10.72	(0.17)[3]	1.46	1.29	—	—	—
Year ended 3-31-2010[5]	8.62	(0.15)[3]	2.25	2.10	—	—	—
Class I Shares							
Six-month period ended 9-30-2014 (unaudited)	16.93	(0.01)[3]	1.39	1.38	—	—	—
Year ended 3-31-2014	14.20	0.00[3]	3.23	3.23	—	(0.50)	(0.50)
Year ended 3-31-2013	13.27	0.09[3]	0.92	1.01	(0.08)	—	(0.08)
Year ended 3-31-2012	12.22	0.00[3]	1.05	1.05	—	—	—
Year ended 3-31-2011	10.81	(0.08)[3]	1.49	1.41	—	—	—
Year ended 3-31-2010[7]	8.62	(0.07)[3]	2.26	2.19	—	—	—
Period ended 5-17-2009[8]	11.51	(0.07)[3]	(2.82)	(2.89)	—	—	—
Year ended 6-30-2008[8]	11.00	(0.12)	0.63	0.51	—	—	—
Class Y Shares							
Six-month period ended 9-30-2014 (unaudited)	16.86	(0.03)[3]	1.38	1.35	—	—	—
Year ended 3-31-2014	14.15	(0.04)[3]	3.23	3.19	—	(0.48)	(0.48)
Year ended 3-31-2013	13.16	0.05[3]	1.00	1.05	(0.06)	—	(0.06)
Year ended 3-31-2012	12.15	(0.02)[3]	1.03	1.01	—	—	—
Year ended 3-31-2011	10.78	(0.10)[3]	1.47	1.37	—	—	—
Year ended 3-31-2010[5]	8.62	(0.07)[3]	2.23	2.16	—	—	—

* Not shown due to rounding.

(1) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(2) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(3) Based on average weekly shares outstanding.

(4) Annualized.

(5) For the period from May 18, 2009 (commencement of operations of the class) through March 31, 2010.

(6) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(7) The Ivy Tax-Managed Equity Fund commenced operations on May 18, 2009 after the reorganization of the Class Y shares of Waddell & Reed Advisors Tax-Managed Equity Fund into Class I shares of the Fund. The information shown is for a share outstanding during the fiscal period from May 18, 2009 through March 31, 2010 for Ivy Tax-Managed Equity Fund.

(8) The information shown is for a share outstanding during the fiscal year or period ended for Class Y of the Waddell & Reed Advisors Tax-Managed Equity Fund prior to the reorganization.

(9) The return shown for Class Y is hypothetical because there were no shares or assets for the period from July 28, 2009 through October 7, 2009. Class A data has been substituted for Class Y data during that period.

	Net Asset Value, End of Period	Total Return[1]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[2]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[2]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 9-30-2014 (unaudited)	$18.18	7.96%	$49	1.33%[4]	-0.32%[4]	—%	—%	12%
Year ended 3-31-2014	16.84	22.65	40	1.43	-0.30	—	—	32
Year ended 3-31-2013	14.13	7.91	24	1.14	0.34	1.63	-0.15	26
Year ended 3-31-2012	13.15	8.23	15	1.32	-0.27	1.97	-0.92	26
Year ended 3-31-2011	12.15	12.71	9	2.10	-0.93	2.75	-1.58	41
Year ended 3-31-2010[5]	10.78	25.06	3	2.57[4]	-1.26[4]	4.33[4]	-3.02[4]	19[4]
Class B Shares[6]								
Six-month period ended 9-30-2014 (unaudited)	17.71	7.66	1	1.98[4]	-0.95[4]	—	—	12
Year ended 3-31-2014	16.45	21.80	1	2.06	-0.92	—	—	32
Year ended 3-31-2013	13.87	7.41	1	1.69	-0.22	2.19	-0.72	26
Year ended 3-31-2012	12.92	7.58	1	1.90	-0.85	2.55	-1.50	26
Year ended 3-31-2011	12.01	12.03	1	2.74	-1.56	3.39	-2.21	41
Year ended 3-31-2010[5]	10.72	24.36	—*	3.12[4]	-1.81[4]	4.88[4]	-3.57[4]	19[4]
Class C Shares								
Six-month period ended 9-30-2014 (unaudited)	17.67	7.61	2	2.04[4]	-1.02[4]	—	—	12
Year ended 3-31-2014	16.42	21.76	2	2.09	-0.96	—	—	32
Year ended 3-31-2013	13.85	7.28	1	1.76	-0.24	2.26	-0.74	26
Year ended 3-31-2012	12.91	7.49	1	1.97	-0.92	2.62	-1.57	26
Year ended 3-31-2011	12.01	12.03	1	2.75	-1.57	3.40	-2.22	41
Year ended 3-31-2010[5]	10.72	24.36	1	3.13[4]	-1.82[4]	4.89[4]	-3.58[4]	19[4]
Class I Shares								
Six-month period ended 9-30-2014 (unaudited)	18.31	8.15	2	1.08[4]	-0.06[4]	—	—	12
Year ended 3-31-2014	16.93	22.91	1	1.15	-0.02	—	—	32
Year ended 3-31-2013	14.20	7.70	1	0.80	0.68	1.30	0.18	26
Year ended 3-31-2012	13.27	8.59	1	1.02	0.03	1.67	-0.62	26
Year ended 3-31-2011	12.22	13.04	1	1.87	-0.70	2.52	-1.35	41
Year ended 3-31-2010[7]	10.81	25.41	1	2.11[4]	-0.82[4]	4.03[4]	-2.74[4]	19[4]
Period ended 5-17-2009[8]	8.62	-25.11	—*	2.42[4]	-1.05[4]	—	—	40
Year ended 6-30-2008[8]	11.51	4.64	—*	2.11	-0.97	—	—	27
Class Y Shares								
Six-month period ended 9-30-2014 (unaudited)	18.21	8.01	1	1.33[4]	-0.31[4]	—	—	12
Year ended 3-31-2014	16.86	22.56	1	1.41	-0.27	—	—	32
Year ended 3-31-2013	14.15	8.12	1	1.02	0.39	1.51	-0.10	26
Year ended 3-31-2012	13.16	8.31	1	1.25	-0.17	1.90	-0.82	26
Year ended 3-31-2011	12.15	12.71	1	2.09	-0.91	2.74	-1.56	41
Year ended 3-31-2010[5]	10.78	25.06[9]	—*	2.52[4]	-1.11[4]	4.28[4]	-2.87[4]	19[4]

See Accompanying Notes to Financial Statements.

IVY VALUE FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Distributions From Return of Capital	Total Distributions
Class A Shares								
Six-month period ended 9-30-2014 (unaudited)	$23.82	$ 0.06	$ 1.67	$ 1.73	$ —	$ —	$ —	$ —
Year ended 3-31-2014	20.30	0.07	4.42	4.49	(0.04)	(0.93)	—	(0.97)
Year ended 3-31-2013	17.57	0.15	2.73	2.88	(0.15)	—	—	(0.15)
Year ended 3-31-2012	17.93	0.13	(0.19)	(0.06)	(0.12)	(0.18)	—	(0.30)
Year ended 3-31-2011	15.56	(0.02)	2.39	2.37	—	—	—	—
Year ended 3-31-2010	9.94	0.02	5.65	5.67	(0.03)	—	(0.02)	(0.05)
Class B Shares[5]								
Six-month period ended 9-30-2014 (unaudited)	22.53	(0.05)	1.58	1.53	—	—	—	—
Year ended 3-31-2014	19.28	(0.12)	4.19	4.07	—	(0.82)	—	(0.82)
Year ended 3-31-2013	16.72	(0.03)	2.59	2.56	—	—*	—	—*
Year ended 3-31-2012	17.15	(0.07)	(0.18)	(0.25)	—	(0.18)	—	(0.18)
Year ended 3-31-2011	15.12	(0.25)	2.28	2.03	—	—	—	—
Year ended 3-31-2010	9.78	(0.17)	5.51	5.34	—	—	—	—
Class C Shares								
Six-month period ended 9-30-2014 (unaudited)	23.18	(0.03)	1.63	1.60	—	—	—	—
Year ended 3-31-2014	19.80	(0.09)	4.31	4.22	—	(0.84)	—	(0.84)
Year ended 3-31-2013	17.16	0.02	2.67	2.69	(0.05)	—*	—	(0.05)
Year ended 3-31-2012	17.53	0.00	(0.17)	(0.17)	(0.02)	(0.18)	—	(0.20)
Year ended 3-31-2011	15.34	(0.14)	2.33	2.19	—	—	—	—
Year ended 3-31-2010	9.86	(0.08)	5.56	5.48	—	—	—	—
Class E Shares[6]								
Six-month period ended 9-30-2014 (unaudited)	23.90	0.08	1.69	1.77	—	—	—	—
Year ended 3-31-2014	20.36	0.11	4.44	4.55	(0.09)	(0.92)	—	(1.01)
Year ended 3-31-2013	17.61	0.20	2.74	2.94	(0.19)	—*	—	(0.19)
Year ended 3-31-2012	18.03	0.18	(0.19)	(0.01)	(0.23)	(0.18)	—	(0.41)
Year ended 3-31-2011	15.60	0.04	2.39	2.43	—	—	—	—
Year ended 3-31-2010	9.95	0.06	5.70	5.76	(0.06)	—	(0.05)	(0.11)
Class I Shares								
Six-month period ended 9-30-2014 (unaudited)	23.90	0.09	1.70	1.79	—	—	—	—
Year ended 3-31-2014	20.36	0.14	4.44	4.58	(0.11)	(0.93)	—	(1.04)
Year ended 3-31-2013	17.61	0.22	2.74	2.96	(0.21)	—*	—	(0.21)
Year ended 3-31-2012	18.05	0.21	(0.20)	0.01	(0.27)	(0.18)	—	(0.45)
Year ended 3-31-2011	15.60	0.08	2.37	2.45	—	—	—	—
Year ended 3-31-2010	9.95	0.06	5.71	5.77	(0.06)	—	(0.06)	(0.12)
Class R Shares								
Six-month period ended 9-30-2014 (unaudited)	23.79	0.02	1.68	1.70	—	—	—	—
Year ended 3-31-2014	20.28	0.01	4.41	4.42	(0.01)	(0.90)	—	(0.91)
Year ended 3-31-2013[7]	18.17	0.04	2.07	2.11	—	—	—	—
Class R6 Shares								
Six-month period ended 9-30-2014 (unaudited)[9]	24.96	0.04	0.69	0.73	—	—	—	—
Class Y Shares								
Six-month period ended 9-30-2014 (unaudited)[3]	23.86	0.06	1.69	1.75	—	—	—	—
Year ended 3-31-2014	20.33	0.09	4.43	4.52	(0.06)	(0.93)	—	(0.99)
Year ended 3-31-2013	17.59	0.17	2.75	2.92	(0.18)	—*	—	(0.18)
Year ended 3-31-2012	17.99	0.14	(0.17)	(0.03)	(0.19)	(0.18)	—	(0.37)
Year ended 3-31-2011	15.58	0.02	2.39	2.41	—	—	—	—
Year ended 3-31-2010	9.95	0.04	5.67	5.71	(0.04)	—	(0.04)	(0.08)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(6) Class share is closed to investment.

(7) For the period from December 19, 2012 (commencement of operations of the class) through March 31, 2013.

(8) For the fiscal year ended March 31, 2013.

(9) For the period from July 31, 2014 (commencement of operations of the class) through September 30, 2014.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Loss to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 9-30-2014 (unaudited)	$25.55	7.26%	$284	1.28%[4]	0.45%[4]	—%	—%	36%
Year ended 3-31-2014	23.82	22.44	248	1.31	0.30	—	—	58
Year ended 3-31-2013	20.30	16.59	156	1.43	0.82	—	—	57
Year ended 3-31-2012	17.57	-0.13	106	1.53	0.77	—	—	54
Year ended 3-31-2011	17.93	15.23	87	1.59	-0.12	1.66	-0.19	40
Year ended 3-31-2010	15.56	57.09	56	1.85	0.26	—	—	77
Class B Shares[5]								
Six-month period ended 9-30-2014 (unaudited)	24.06	6.79	5	2.19[4]	-0.47[4]	—	—	36
Year ended 3-31-2014	22.53	21.35	6	2.17	-0.57	—	—	58
Year ended 3-31-2013	19.28	15.40	5	2.43	-0.16	—	—	57
Year ended 3-31-2012	16.72	-1.34	3	2.78	-0.47	—	—	54
Year ended 3-31-2011	17.15	13.43	3	3.12	-1.66	—	—	40
Year ended 3-31-2010	15.12	54.60	3	3.40	-1.28	—	—	77
Class C Shares								
Six-month period ended 9-30-2014 (unaudited)	24.78	6.90	18	1.99[4]	-0.26[4]	—	—	36
Year ended 3-31-2014	23.18	21.64	14	2.01	-0.41	—	—	58
Year ended 3-31-2013	19.80	15.77	9	2.13	0.12	—	—	57
Year ended 3-31-2012	17.16	-0.85	8	2.25	0.02	—	—	54
Year ended 3-31-2011	17.53	14.28	8	2.40	-0.92	—	—	40
Year ended 3-31-2010	15.34	55.58	5	2.70	-0.63	—	—	77
Class E Shares[6]								
Six-month period ended 9-30-2014 (unaudited)	25.67	7.41	—*	1.05[4]	0.67[4]	—	—	36
Year ended 3-31-2014	23.90	22.73	—*	1.09	0.51	—	—	58
Year ended 3-31-2013	20.36	16.93	—*	1.14	1.11	—	—	57
Year ended 3-31-2012	17.61	0.26	—*	1.18	1.08	—	—	54
Year ended 3-31-2011	18.03	15.58	—*	1.24	0.22	—	—	40
Year ended 3-31-2010	15.60	58.05	—*	1.29	0.82	—	—	77
Class I Shares								
Six-month period ended 9-30-2014 (unaudited)	25.69	7.49	9	0.96[4]	0.76[4]	—	—	36
Year ended 3-31-2014	23.90	22.85	5	0.99	0.63	—	—	58
Year ended 3-31-2013	20.36	17.03	4	1.02	1.21	—	—	57
Year ended 3-31-2012	17.61	0.38	3	1.06	1.25	—	—	54
Year ended 3-31-2011	18.05	15.71	2	1.12	0.47	—	—	40
Year ended 3-31-2010	15.60	58.20	—*	1.15	0.87	—	—	77
Class R Shares								
Six-month period ended 9-30-2014 (unaudited)	25.49	7.14	—*	1.54[4]	0.19[4]	—	—	36
Year ended 3-31-2014	23.79	22.13	1	1.57	0.03	—	—	58
Year ended 3-31-2013 [7]	20.28	11.61	—*	1.55[4]	0.73[4]	—	—	57[8]
Class R6 Shares								
Six-month period ended 9-30-2014 (unaudited)[9]	25.69	2.92	—*	0.79[4]	1.00[4]	—	—	36
Class Y Shares								
Six-month period ended 9-30-2014 (unaudited)[3]	25.61	7.33	2	1.21[4]	0.52[4]	—	—	36
Year ended 3-31-2014	23.86	22.56	2	1.22	0.40	—	—	58
Year ended 3-31-2013	20.33	16.78	2	1.27	0.97	—	—	57
Year ended 3-31-2012	17.59	0.09	2	1.31	0.86	—	—	54
Year ended 3-31-2011	17.99	15.47	2	1.37	0.11	—	—	40
Year ended 3-31-2010	15.58	57.52	1	1.54	0.57	—	—	77

See Accompanying Notes to Financial Statements.

1. ORGANIZATION

Ivy Funds, a Delaware statutory trust (the "Trust"), is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end management investment company. Ivy Bond Fund, Ivy Core Equity Fund, Ivy Cundill Global Value Fund, Ivy Dividend Opportunities Fund, Ivy Emerging Markets Equity Fund, Ivy European Opportunities Fund, Ivy Global Bond Fund, Ivy Global Equity Income Fund, Ivy Global Income Allocation Fund, Ivy High Income Fund, Ivy International Core Equity Fund, Ivy International Growth Fund, Ivy Large Cap Growth Fund, Ivy Limited-Term Bond Fund, Ivy Managed International Opportunities Fund, Ivy Micro Cap Growth Fund, Ivy Mid Cap Growth Fund, Ivy Money Market Fund, Ivy Municipal Bond Fund, Ivy Municipal High Income Fund, Ivy Small Cap Growth Fund, Ivy Small Cap Value Fund, Ivy Tax-Managed Equity Fund and Ivy Value Fund (each, a "Fund") are 24 series of the Trust and are the only series of the Trust included in these financial statements. The investment objective(s), policies and risk factors of each Fund are described more fully in the Funds' Prospectus and Statement of Additional Information ("SAI"). Each Fund's investment manager is Ivy Investment Management Company ("IICO" or the "Manager").

Each Fund offers Class A, Class B and Class C shares. Effective January 1, 2014, the Funds' Class B shares are not available for purchase by new and existing investors. Class B shares will continue to be available for dividend reinvestment and exchanges from Class B shares of another fund within Ivy Funds. Class C shares are not available for direct investment in the Ivy Money Market Fund. Certain Funds may also offer Class E, Class I, Class R, Class R6 and/or Class Y shares. Class E shares are closed for all investments in the Ivy Emerging Markets Equity Fund, Ivy European Opportunities Fund, Ivy International Growth Fund, Ivy Managed International Opportunities Fund, Ivy Small Cap Value Fund and Ivy Value Fund. Class A and Class E shares are sold at their offering price, which is normally net asset value ("NAV") plus a front-end sales charge. For Class A shares, a 1% contingent deferred sales charge ("CDSC") is only imposed on shares purchased at NAV for $1 million or more that are subsequently redeemed within 12 months of purchase. Class B and Class C shares are sold without a front-end sales charge, but may be subject to a CDSC. Class I, Class R, Class R6 and Class Y shares are sold without either a front-end sales charge or a CDSC. All classes of shares have identical rights and voting privileges with respect to the Fund in general and exclusive voting rights on matters that affect that class alone. Net investment income, net assets and NAV per share may differ due to each class having its own expenses, such as transfer agent and shareholder servicing fees, directly attributable to that class. Class A, B, C, E, R and Y have a distribution and service plan. Class I shares and Class R6 shares are not included in the plan. Class B shares will automatically convert to Class A shares 96 months after the date of purchase.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies consistently followed by each Fund.

Security Transactions and Related Investment Income. Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Realized gains and losses are calculated on the identified cost basis. Interest income is recorded on the accrual basis and includes paydown gain (loss) and accretion of discounts and amortization of premiums. Dividend income is recorded on the ex-dividend date, except certain dividends from foreign securities where the ex-dividend date may have passed, which are recorded as soon as the Fund is informed of the ex-dividend date. All or a portion of the distributions received from a real estate investment trust or publicly traded partnership may be designated as a reduction of cost of the related investment and/or realized gain.

Foreign Currency Translation. Each Fund's accounting records are maintained in U.S. dollars. All assets and liabilities denominated in foreign currencies are translated into U.S. dollars daily, using foreign exchange rates obtained from an independent pricing service authorized by the Board of Trustees of the Trust (the "Board"). Purchases and sales of investment securities and accruals of income and expenses are translated at the rate of exchange prevailing on the date of the transaction. For assets and liabilities other than investments in securities, net realized and unrealized gains and losses from foreign currency translation arise from changes in currency exchange rates. Each Fund combines fluctuations from currency exchange rates and fluctuations in value when computing net realized gain (loss) and net change in unrealized appreciation (depreciation) on investments. Foreign exchange rates are typically valued as of the close of the New York Stock Exchange ("NYSE"), normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

Allocation of Income, Expenses, Gains and Losses. Income, expenses (other than those attributable to a specific class), gains and losses are allocated on a daily basis to each class of shares based upon the relative proportion of net assets represented by such class. Operating expenses directly attributable to a specific class are charged against the operations of that class.

It is the policy of each Fund to distribute all of its taxable income and capital gains to its shareholders and otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, each Fund intends to pay distributions as required to avoid imposition of excise tax. Accordingly, no provision has been made for Federal income taxes. Management of the Trust periodically reviews all tax positions to assess that it is more likely than not that the position would be sustained upon examination by the relevant tax authority based on the technical merits of each position. As of and for the period ended September 30, 2014, management believes that no liability for unrecognized tax positions is required. The Funds are subject to examination by U.S. federal and state authorities for returns filed for tax years after 2009.

Dividends and Distributions to Shareholders. Dividends and distributions to shareholders are recorded by each Fund on the business day following record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America ("U.S. GAAP"). If the total dividends and distributions made in any tax year exceeds net investment income and accumulated realized capital gains, a portion of the total distribution may be treated as a tax return of capital.

Segregation and Collateralization. In cases in which the 1940 Act and the interpretive positions of the Securities and Exchange Commission ("SEC") require that a Fund either deliver collateral or segregate assets in connection with certain investments (e.g., dollar rolls, financial futures contracts, foreign currency exchange contracts, options written, securities with extended settlement periods and swaps), the Fund will segregate collateral or designate on its books and records cash or other liquid securities having a value at least equal to the amount that is required to be physically segregated for the benefit of the counterparty. Furthermore, based on requirements and agreements with certain exchanges and third party broker-dealers, each party has requirements to deliver/deposit cash or securities as collateral for certain investments. Certain countries require that cash reserves be held while investing in companies incorporated in that country. These cash reserves and cash collateral that has been pledged to cover obligations of the Funds under derivative contracts, if any, will be reported separately on the Statement of Assets and Liabilities as "Restricted cash." Securities collateral pledged for the same purpose, if any, is noted on the Schedule of Investments.

Concentration of Market and Credit Risk. In the normal course of business, the Funds invest in securities and enter into transactions where risks exist due to fluctuations in the market (market risk) or failure of the issuer of a security to meet all its obligations (issuer credit risk). The value of securities held by the Funds may decline in response to certain events, including those directly involving the issuers whose securities are owned by the Funds; conditions affecting the general economy; overall market changes; local, regional or global political, social or economic instability; and currency and interest rate and price fluctuations. Similar to issuer credit risk, the Funds may be exposed to counterparty credit risk, or the risk that an entity with which the Funds have unsettled or open transactions may fail to or be unable to perform on its commitments. The Funds manage counterparty credit risk by entering into transactions only with counterparties that they believe have the financial resources to honor their obligations and by monitoring the financial stability of those counterparties. Financial assets, which potentially expose the Funds to market, issuer and counterparty credit risks, consist principally of financial instruments and receivables due from counterparties. The extent of the Funds' exposure to market, issuer and counterparty credit risks with respect to these financial assets is generally approximated by their value recorded on the Funds' Statement of Assets and Liabilities, less any collateral held by the Funds.

Certain Funds may hold high-yield and/or non-investment-grade bonds, which may be subject to a greater degree of credit risk. Credit risk relates to the ability of the issuer to meet interest or principal payments or both as they become due. The Funds may acquire securities in default and are not obligated to dispose of securities whose issuers subsequently default.

Certain Funds may enter into financial instrument transactions (such as swaps, futures, options and other derivatives) that may have off-balance sheet market risk. Off-balance sheet market risk exists when the maximum potential loss on a particular financial instrument is greater than the value of such financial instrument, as reflected on the Statement of Assets and Liabilities.

If a Fund invests directly in foreign currencies or in securities that trade in, and receive revenues in, foreign currencies, or in financial derivatives that provide exposure to foreign currencies, it will be subject to the risk that those currencies will decline in value relative to the base currency of the Fund, or, in the case of hedging positions, that the Fund's base currency will decline in value relative to the currency being hedged. Currency rates in foreign countries may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates, intervention (or the failure to intervene) by U.S. or foreign governments, central banks or supranational entities such as the International Monetary Fund, or by the imposition of currency controls or other political developments in the United States or abroad.

Inflation-Indexed Bonds. Certain Funds may invest in inflation-indexed bonds. Inflation-indexed bonds are fixed-income securities whose principal value is periodically adjusted to the rate of inflation. The interest rate on these bonds is generally fixed at issuance at a rate lower than typical bonds. Over the life of an inflation-indexed bond, however, interest will be paid based on a principal value, which is adjusted for inflation. Any increase or decrease in the principal amount of an inflation-indexed bond will be included as interest income on the Statement of Operations, even though investors do not receive their principal until maturity.

Interest Only Obligations. These securities entitle the owner to receive only the interest portion from a bond, Treasury note or pool of mortgages. These securities are generally created by a third party separating a bond or pool of mortgages into distinct interest-only and principal-only securities. As the principal (par) amount of a bond or pool of mortgages is paid down, the amount of interest income earned by the owner will decline as well.

Loans. Certain Funds may invest in loans, the interest rates of which float or adjust periodically based upon a specified adjustment schedule, benchmark indicator, or prevailing interest rates of domestic or foreign corporations, partnerships and other entities ("Borrower"). Loans generally pay interest at rates which are periodically redetermined by reference to a base lending rate plus a premium. These base lending rates generally include prime rates of one or more major U.S. banks, LIBOR rates or certificates of deposit rates. Loans often require prepayments from excess cash flow or permit the borrower to repay at its election. The degree to which borrowers repay cannot be predicted with accuracy. As a result, the actual maturity may be substantially less than the stated maturities. Loans are exempt from registration under the Securities Act of 1933, may contain certain restrictions on resale, and cannot be sold publicly. A Fund's investments in loans may be in the form of participations in loans or assignments of all or a portion of loans from third parties.

When a Fund purchases assignments, it acquires all the rights and obligations under the loan agreement of the assigning lender. Assignments may, however, be arranged through private negotiations between potential assignees and potential assignors, and the rights and obligations acquired by the purchaser of an assignment may differ from, and be more limited than those held by the assigning lender. When a Fund purchases a participation of a loan interest, the Fund typically enters into a contractual agreement with the lender or other third party selling the participation. A participation interest in loans includes the right to receive payments of principal, interest and any fees to which it is entitled from the lender and only upon receipt by the lender of payments from the Borrower, but not from the Borrower directly. When investing in a participation interest, if a Borrower is unable to meet its obligations under a loan agreement, a Fund generally has no right to enforce compliance with the terms of the loan agreement. As a result, the Fund assumes the credit risk of the Borrower, the selling participant, and any other persons that are interpositioned between the Fund and the Borrower. If the lead lender in a typical lending syndicate becomes insolvent, enters Federal Deposit Insurance Corporation ("FDIC") receivership or, if not FDIC insured, enters into bankruptcy, the Fund may incur certain costs and delays in receiving payment or may suffer a loss of principal and/or interest.

Payment In-Kind Securities. Certain Funds may invest in payment in-kind securities ("PIKs"). PIKs give the issuer the option at each interest payment date of making interest payments in either cash or additional debt securities. Those additional debt securities usually have the same terms, including maturity dates and interest rates, and associated risks as the original bonds. The daily market quotations of the original bonds may include the accrued interest (referred to as a dirty price) and require a pro-rata adjustment from the unrealized appreciation or depreciation on investments to interest receivable on the Statement of Assets and Liabilities.

Securities on a When-Issued or Delayed Delivery Basis. Certain Funds may purchase securities on a "when-issued" basis, and may purchase or sell securities on a "delayed delivery" basis. "When-issued" or "delayed delivery" refers to securities whose terms and indenture are available and for which a market exists, but which are not available for immediate delivery. Delivery and payment for securities that have been purchased by a Fund on a when-issued basis normally take place within six months and possibly as long as two years or more after the trade date. During this period, such securities do not earn interest, are subject to market fluctuation and may increase or decrease in value prior to their delivery. The purchase of securities on a when-issued basis may increase the volatility of a Fund's NAV to the extent the Fund executes such transactions while remaining substantially fully invested. When a Fund engages in when-issued or delayed delivery transactions, it relies on the buyer or seller, as the case may be, to complete the transaction. Their failure to do so may cause the Fund to lose the opportunity to obtain or dispose of the security at a price and yield IICO, or the Fund's investment subadviser, as applicable, consider advantageous. The Fund maintains internally designated assets with a value equal to or greater than the amount of its purchase commitments. The Fund may also sell securities that it purchased on a when-issued or delayed delivery basis prior to settlement of the original purchase.

Custodian Fees. "Custodian fees" on the Statement of Operations may include interest expense incurred by a Fund on any cash overdrafts of its custodian account during the period. Such cash overdrafts may result from the effects of failed trades in portfolio securities and from cash outflows resulting from unanticipated shareholder redemption activity. A Fund pays interest to its custodian on such cash overdrafts, to the extent they are not offset by positive cash balances maintained by that Fund. The "Earnings credit" line item, if shown, represents earnings on cash balances maintained by that Fund during the period. Such interest expense and other custodian fees may be paid with these earnings.

Independent Trustees and Chief Compliance Officer Fees. Fees paid to the Independent Trustees can be paid in cash or deferred to a later date, at the election of the Trustee according to the Deferred Fee Agreement entered into between the Trust and the Trustee(s). Each Fund records its portion of the deferred fees as a liability on the Statement of Assets and Liabilities. All fees paid in cash plus any appreciation (depreciation) in the underlying deferred plan are shown on the Statement of Operations. Additionally, fees paid to the office of the Chief Compliance Officer of the Funds are shown on the Statement of Operations.

Indemnifications. The Trust's organizational documents provide current and former Trustees and Officers with a limited indemnification against liabilities arising in connection with the performance of their duties to the Trust. In the normal course of business, the Trust may also enter into contracts that provide general indemnification. The Trust's maximum exposure under these arrangements is unknown and is dependent on future claims that may be made against the Trust. The risk of material loss from such claims is considered remote.

Basis of Preparation. Each Fund is an investment company and follows accounting and reporting guidance in the Financial Accounting Standards Board ("FASB") *Accounting Standards Codification* Topic 946 ("ASC 946"). The accompanying financial statements were prepared in accordance with U.S. GAAP, including but not limited to ASC 946. U.S. GAAP requires the use of estimates made by management. Management believes that estimates and valuations are appropriate; however, actual results may differ from those estimates, and the valuations reflected in the accompanying financial statements may differ from the value ultimately realized upon sale or maturity.

Subsequent Events. Management has performed a review for subsequent events through the date this report was issued.

3. INVESTMENT VALUATION AND FAIR VALUE MEASUREMENTS

Each Fund's investments are reported at fair value. Fair value is defined as the price that each Fund would receive upon selling an asset or would pay upon satisfying a liability in an orderly transaction between market participants at the measurement date. Each Fund calculates the NAV of its shares as of the close of the NYSE, normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

For purposes of calculating the NAV, the portfolio securities and other assets are valued on each business day using pricing and valuation methods as adopted by the Board. Where market quotes are readily available, fair value is generally determined on the basis of last reported sales prices, or if no sales are reported, based on quotes obtained from a quotation reporting system, established market makers, or pricing services.

Prices for fixed-income securities are typically based on quotes that are obtained from an independent pricing service authorized by the Board. To determine values of fixed-income securities, the independent pricing service utilizes such factors as current quotations by broker/dealers, coupon, maturity, quality, type of issue, trading characteristics, and other yield and risk factors it deems relevant in determining valuations. Securities that cannot be valued by the independent pricing service may be valued using quotes obtained from dealers that make markets in the securities.

Investments in Ivy Money Market Fund and short-term securities with maturities of 60 days or less are valued on the basis of amortized cost (which approximates value), whereby a portfolio security is valued at its cost initially, and thereafter valued to reflect a constant amortization to maturity of any discount or premium.

Because many foreign markets close before the NYSE, events may occur between the close of the foreign market and the close of the NYSE that could have a material impact on the valuation of foreign securities. Waddell & Reed Services Company ("WRSCO"), pursuant to procedures adopted by the Board, evaluates the impact of these events and may adjust the valuation of foreign securities to reflect the fair value as of the close of the NYSE. In addition, all securities for which values are not readily available or are deemed unreliable are appraised at fair value as determined in good faith under the supervision of the Board.

Where market quotes are not readily available, portfolio securities or assets are valued at fair value, as determined in good faith by the Board or WRSCO pursuant to procedures approved by the Board.

Market quotes are considered not readily available in circumstances where there is an absence of current or reliable market-based data (e.g., trade information or broker quotes), including where events occur after the close of the relevant market, but prior to the NYSE close, that materially affect the values of a Fund's securities or assets. In addition, market quotes are considered not readily available when, due to extraordinary circumstances, the exchanges or markets on which the securities trade do not open for trading for the entire day and no other market prices are available.

The Board has delegated to WRSCO the responsibility for monitoring significant events that may materially affect the values of a Fund's securities or assets and for determining whether the value of the applicable securities or assets should be re-evaluated in light of such significant events. WRSCO has established a Valuation Committee to administer and oversee the valuation process, including the use of third party pricing vendors.

The Board has adopted methods for valuing securities and other assets in circumstances where market quotes are not readily available. For instances in which daily market quotes are not readily available, investments may be valued, pursuant to procedures established by the Board, with reference to other securities or indices. In the event that the security or asset cannot be valued pursuant to one of the valuation methods established by the Board, the value of the security or asset will be determined in good faith by the Valuation Committee in accordance with the procedures adopted by the Board.

When a Fund uses these fair valuation methods applied by WRSCO that use significant unobservable inputs to determine its NAV, securities will be priced by a method that the Board or persons acting at their direction believe accurately reflects fair value and are categorized as Level 3 of the fair value hierarchy. These methods may require subjective determinations about the value of a security. The prices used by a Fund may differ from the value that will ultimately be realized at the time the securities were sold.

WRSCO is responsible for monitoring the implementation of the pricing and valuation policies through a series of activities to provide reasonable comfort of the accuracy of prices including: 1) periodic vendor due diligence meetings to review methodologies, new developments, and process at vendors, 2) daily and monthly multi-source pricing comparisons reviewed and submitted to the Valuation Committee, and 3) daily review of unpriced, stale, and variance reports with exceptions reviewed by management and the Valuation Committee.

Accounting standards establish a framework for measuring fair value and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the reporting entity's own assumptions about the factors that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

An individual investment's fair value measurement is assigned a level based upon the observability of the inputs which are significant to the overall valuation.

The three-tier hierarchy of inputs is summarized as follows:

Level 1 – Observable input such as quoted prices, available in active markets, for identical assets or liabilities.
Level 2 – Significant other observable inputs, which may include, but are not limited to, quoted prices for similar assets or liabilities in markets that are active, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the assets or liabilities (such as interest rates, yield curves, volatilities, prepayment speeds, loss severities, credit risks and default rates) or other market corroborated inputs.
Level 3 – Significant unobservable inputs based on the best information available in the circumstances, to the extent observable inputs are not available, which may include assumptions made by the Board or persons acting at their direction that are used in determining the fair value of investments.

A description of the valuation techniques applied to the Funds' major classes of assets and liabilities measured at fair value on a recurring basis follows:

Asset-Backed Securities and Mortgage-Backed Securities. The fair value of asset-backed securities and mortgage-backed securities are estimated using recently executed transactions and based on models that consider the estimated cash flows of each debt tranche of the issuer, establish a benchmark yield, and develop an estimated tranche specific spread to the benchmark yield based on the unique attributes of the tranche including, but not limited to, the prepayment speed assumptions and attributes of the collateral. To the extent the inputs are observable and timely, the values would be categorized in Level 2 of the fair value hierarchy, and otherwise they would be categorized as Level 3.

Bullion. The fair value of bullion is at the last settlement price at the end of each day on the board of trade or exchange upon which they are traded and are categorized in Level 1 of the fair value hierarchy.

Corporate Bonds. The fair value of corporate bonds is estimated using various techniques, which consider recently executed transactions in securities of the issuer or comparable issuers, market price quotations (where observable), bond spreads, fundamental data relating to the issuer, and credit default swap spreads adjusted for any basis difference between cash and derivative instruments. While most corporate bonds are categorized in Level 2 of the fair value hierarchy, in instances where lower relative weight is placed on transaction prices, quotations, or similar observable inputs, they are categorized in Level 3 of the fair value hierarchy.

Derivative Instruments. Forward foreign currency contracts are valued based upon the closing prices of the forward currency rates determined at the close of the NYSE provided by an independent pricing service. Swaps are valued by an independent pricing service unless the price is unavailable, in which case they are valued at the price provided by a dealer in that security. Futures contracts traded on an exchange are generally valued at the settlement price. Listed options are ordinarily valued at the mean of the last bid and ask price provided by an independent pricing service unless the price is unavailable, in which case they are valued at a quotation obtained from a broker-dealer. Over-the-counter ("OTC") options are ordinarily valued at the mean of the last bid and ask price provided by an independent pricing service for a comparable listed option unless such a price is unavailable, in which case they are valued at a quotation obtained from a broker-dealer. If no comparable listed option exists from which to obtain a price from an independent pricing service and a quotation cannot be obtained from a broker-dealer, the OTC option will be valued using a model reasonably designed to provide a current market price.

Listed derivatives that are actively traded are valued based on quoted prices from the exchange and are categorized in Level 1 of the fair value hierarchy. OTC derivative contracts include forward foreign currency contracts, swap agreements, and option contracts related to interest rates, foreign currencies, credit standing of reference entities, equity prices, or commodity prices. Depending on the product and the terms of the transaction, the fair value of the OTC derivative products are modeled taking into account the counterparties' creditworthiness and using a series of techniques, including simulation models. Many pricing models do not entail material subjectivity because the methodologies employed do not necessitate significant judgments and the pricing inputs are observed from actively quoted markets, as is the case with interest rate swap and option contracts. OTC derivative products valued using pricing models with significant observable inputs are categorized within Level 2 of the fair value hierarchy.

Equity Securities. Equity securities traded on U.S. or foreign securities exchanges or included in a national market system are valued at the official closing price at the close of each business day unless otherwise stated below. OTC equity securities and listed securities for which no price is readily available are valued at the average of the last bid and asked prices.

Mutual funds, including investment funds, typically are valued at the NAV reported as of the valuation date.

Securities that are stated at the last reported sales price or closing price on the day of valuation taken from the primary exchange where the security is principally traded and to the extent these securities are actively traded and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy.

Foreign securities, for which the primary trading market closes at the same time or after the NYSE, are valued based on quotations from the primary market in which they are traded and categorized in Level 1. Because many foreign securities markets and exchanges close prior to the close of the NYSE, closing prices for foreign securities in those markets or on those exchanges do not reflect the events that occur after that close. Certain foreign securities may be fair valued using a pricing service that considers the correlation of the trading patterns of the foreign security to the intra-day trading in the U.S. markets for investments such as American Depositary Receipts, financial futures, exchange-traded funds, and the movement of certain indices of securities based on a statistical analysis of their historical relationship; such valuations generally are categorized in Level 2.

Preferred stock, repurchase agreements, and other equities traded on inactive markets or valued by reference to similar instruments are also generally categorized in Level 2.

Loans. Loans are valued using a price or composite price from one or more brokers or dealers as obtained from an independent pricing service. The fair value of loans is estimated using recently executed transactions, market price quotations, credit/market events, and cross-asset pricing. Inputs are generally observable market inputs obtained from independent sources. Loans are generally categorized in Level 2 of the fair value hierarchy, unless key inputs are unobservable in which case they would be categorized as Level 3.

Municipal Bonds. Municipal bonds are fair valued based on pricing models that take into account, among other factors, information received from market makers and broker-dealers, current trades, bid-wants lists, offerings, market movements, the callability of the bond, state of issuance, benchmark yield curves, and bond insurance. To the extent that these inputs are observable and timely, the fair values of municipal bonds would be categorized as Level 2; otherwise the fair values would be categorized as Level 3.

Restricted Securities. Restricted securities that are deemed to be both Rule 144A securities and illiquid, as well as restricted securities held in non-public entities, are included in Level 3 of the fair value hierarchy because they trade infrequently, and, therefore, the inputs are unobservable. Restricted securities that are valued at a discount to similar publicly traded securities may be categorized as Level 2 of the fair value hierarchy to the extent that the discount is considered to be insignificant to the fair value measurement in its entirety; otherwise they may be categorized as Level 3.

U.S. Government and Agency Securities. U.S. government and agency securities are normally valued using a model that incorporates market observable data such as reported sales of similar securities, broker quotes, yields, bids, offers, quoted market prices, and reference data. Accordingly, U.S. government and agency securities are normally categorized in Level 1 or 2 of the fair value hierarchy depending on the liquidity and transparency of the market.

Transfers from Level 2 to Level 3 occurred primarily due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred primarily due to the increased availability of observable market data due to increased market activity or information. Transfers between levels represent the values as of the beginning of the reporting period.

For fair valuations using unobservable inputs, U.S. GAAP requires a reconciliation of the beginning to ending balances for reported fair values that presents changes attributable to total realized and unrealized gains or losses, purchases and sales, and transfers in or out of the Level 3 category during the period. The beginning of period timing recognition is used for the transfers between Levels of the Funds' assets and liabilities. In accordance with the requirements of U.S. GAAP, a fair value hierarchy and Level 3 reconciliation, if any, have been included in the Notes to the Schedule of Investments for each respective Fund.

Net realized gain (loss) and net unrealized appreciation (depreciation), shown on the reconciliation of Level 3 investments if applicable, are included on the Statement of Operations in net realized gain (loss) on investments in unaffiliated securities and in net change in unrealized appreciation (depreciation) on investments in unaffiliated securities, respectively. Additionally, the net change in unrealized appreciation for all Level 3 investments still held as of period ended September 30, 2014, if applicable, is included on the Statement of Operations in net change in unrealized appreciation (depreciation) on investments in unaffiliated securities.

The Funds may own different types of assets that are classified as Level 2 or Level 3. Assets classified as Level 2 can have a variety of observable inputs, including, but not limited to, benchmark yields, reported trades, broker quotes, benchmark securities, and bid/offer quotations. These observable inputs are collected and utilized, primarily by an independent pricing service, in different evaluated pricing approaches depending upon the specific asset to determine a value.

4. DERIVATIVE INSTRUMENTS ($ amounts in thousands unless indicated otherwise)

The following disclosures contain information on why and how the Funds use derivative instruments, the associated risks of investing in derivative instruments, and how derivative instruments affect the Funds' financial positions and results of operations when presented by primary underlying risk exposure.

Forward Foreign Currency Contracts. Certain Funds may enter into forward foreign currency contracts ("forward contracts") for the purchase or sale of a foreign currency at a negotiated rate at a future date. Forward contracts are reported on a schedule following the Schedule of Investments. Forward contracts will be valued daily based upon the closing prices of the forward currency rates provided by an independent pricing service determined at the close of the NYSE as provided by a bank, dealer or independent pricing service. The resulting unrealized appreciation and depreciation is reported on the Statement of Assets and Liabilities as a receivable or payable and on the Statement of Operations within the change in unrealized appreciation (depreciation). At contract close, the difference between the original cost of the contract and the value at the close date is recorded as a realized gain (loss) on the Statement of Operations.

Risks to a Fund related to the use of such contracts include both market and credit risk. Market risk is the risk that the value of the forward contract will depreciate due to unfavorable changes in the exchange rates. Credit risk arises from the possibility that the counterparty will default. If the counterparty defaults, a Fund's maximum loss will consist of the aggregate unrealized gain on appreciated contracts that is not collateralized.

Futures Contracts. Certain Funds may engage in buying and selling futures contracts. Upon entering into a futures contract, the Fund is required to deposit, in a segregated account, an amount equal to a varying specified percentage of the contract amount. This amount is known as the initial margin. Subsequent payments (variation margins) are made or received by the Fund each day, dependent on the daily fluctuations in the value of the underlying debt security or index.

Futures contracts are reported on a schedule following the Schedule of Investments. Securities held in collateralized accounts to cover initial margin requirements on open futures contracts are identified on the Schedule of Investments. Cash held by the broker to cover initial margin requirements on open futures contracts and the receivable and/or payable for the daily mark to market for the variation margin are noted on the Statement of Assets and Liabilities. The net change in unrealized appreciation (depreciation) is reported on the Statement of Operations. Realized gains (losses) are reported on the Statement of Operations at the closing or expiration of futures contracts.

Risks of entering into futures contracts include the possibility of loss of securities or cash held as collateral, that there may be an illiquid market where the Fund is unable to close the contract or enter into an offsetting position and, if used for hedging purposes, the risk that the price of the contract will correlate imperfectly with the prices of the Fund's securities.

Option Contracts. Options purchased by a Fund are accounted for in the same manner as portfolio securities. The cost of instruments acquired through the exercise of call options is increased by the premium paid to purchase the call. The proceeds from instruments sold through the exercise of put options are decreased by the premium paid to purchase the put.

When a Fund writes (sells) an option, an amount equal to the premium received by the Fund is recorded as a liability. The amount of the liability is subsequently adjusted to reflect the current value of the option written. When an option expires on its stipulated expiration date or a Fund enters into a closing purchase transaction, the Fund realizes a gain (or loss if the cost of a closing purchase transaction exceeds the premium received when the call option was sold), and the liability related to such option is extinguished. When a written call option is exercised, the premium is added to the proceeds from the sale of the underlying instrument in determining whether a Fund has realized a gain or loss. For each Fund, when a written put is exercised, the cost basis of the instruments purchased by a Fund is reduced by the amount of the premium received.

Investments in options, whether purchased or written, involve certain risks. Writing put options and purchasing call options may increase a Fund's exposure to the underlying instrument. With written options, there may be times when a Fund will be required to purchase or sell instruments to meet its obligation under the option contract where the required action is not beneficial to the Fund, due to unfavorable movement of the market price of the underlying instrument. Additionally, to the extent a Fund enters into OTC option transactions with counterparties, the Fund will be exposed to the risk that counterparties to these OTC transactions will be unable to meet their obligations under the terms of the transaction.

Swap Agreements. Certain Funds may invest in swap agreements.

Total return swaps involve a commitment to pay periodic interest payments in exchange for a market-linked return based on a security or a basket of securities representing a variety of securities or a particular index. To the extent the total return of the security, index or other financial measure underlying the transaction exceeds or falls short of the offsetting interest rate obligation, the Fund will receive a payment from or make a payment to the counterparty.

The creditworthiness of the counterparty with which a Fund enters into a swap agreement is monitored by IICO. If a firm's creditworthiness declines, the value of the agreement would likely decline, potentially resulting in losses. If a default occurs by the counterparty to such a transaction, the Fund will have contractual remedies pursuant to the agreement related to the transaction. The maximum loss a Fund may incur consists of the aggregate unrealized gain on appreciated contracts that is not collateralized.

Collateral and rights of offset. A Fund may mitigate credit risk with respect to OTC derivative counterparties through credit support annexes ("CSA") included with an International Swaps and Derivatives Association, Inc. ("ISDA") Master Agreement which is the standard contract governing most derivative transactions between the Fund and each of its counterparties. The CSA allows the Fund and its counterparty to offset certain derivative financial instruments' payables and/or receivables against each other and/or with collateral, which is generally held by the Fund's custodian. The amount of collateral moved to/from applicable counterparties is based upon minimum transfer amounts specified in the CSA. To the extent amounts due to the Fund from its counterparties are not fully collateralized contractually or otherwise, the Fund bears the risk of loss from counterparty non-performance. See Note 2 "Segregation and Collateralization" for additional information with respect to collateral practices.

Offsetting of Assets and Liabilities. FASB Accounting Standards Update 2011-11, Disclosures about Offsetting Assets and Liabilities, requires an entity that has financial instruments that are either (1) offset or (2) subject to an enforceable master netting arrangement or similar agreement to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position.

The following tables present financial instruments subject to master netting agreements as of September 30, 2014:

Assets

Fund	Gross Amounts of Recognized Assets	Gross Amounts Offset on the Statement of Assets and Liabilities	Net Amounts of Assets Presented on the Statement of Assets and Liabilities	Gross Amounts Not Offset on the Statement of Assets and Liabilities			Net Amount Receivable
				Financial Instruments and Derivatives Available for Offset	Non-Cash Collateral Received	Cash Collateral Received	
Ivy Cundill Global Value Fund							
Unrealized appreciation on forward foreign currency contracts	$ 1,296	$—	$ 1,296	$ —	$ (626)	$ —	$ 670
Ivy Emerging Markets Equity Fund							
Investments in unaffiliated securities at value*	$ 1,005	$—	$ 1,005	$ (187)	$ —	$ (450)	$ 368
Unrealized appreciation on swap agreements	274	—	274	(215)	—	—	59
Total	$ 1,279	$—	$ 1,279	$ (402)	$ —	$ (450)	$ 427
Ivy European Opportunities Fund							
Unrealized appreciation on forward foreign currency contracts[1]	$ 1,539	$—	$ 1,539	$ —	$(1,197)	$ —	$ 342
Ivy Global Equity Income Fund							
Unrealized appreciation on forward foreign currency contracts[1]	$ 2,821	$—	$ 2,821	$ —	$(2,471)	$ —	$ 350
Ivy Global Income Allocation Fund							
Unrealized appreciation on forward foreign currency contracts	$ 2,848	$—	$ 2,848	$ —	$(2,605)	$ —	$ 243
Ivy High Income Fund							
Unrealized appreciation on forward foreign currency contracts[1]	$12,066	$—	$12,066	$(4,899)	$ (686)	$(5,480)	$1,001

Fund	Gross Amounts of Recognized Assets	Gross Amounts Offset on the Statement of Assets and Liabilities	Net Amounts of Assets Presented on the Statement of Assets and Liabilities	Gross Amounts Not Offset on the Statement of Assets and Liabilities			
				Financial Instruments and Derivatives Available for Offset	Non-Cash Collateral Received	Cash Collateral Received	Net Amount Receivable
Ivy International Core Equity Fund							
Unrealized appreciation on forward foreign currency contracts	$2,763	$—	$2,763	$ —	$(2,712)	$ —	$ 51
Ivy International Growth Fund							
Unrealized appreciation on forward foreign currency contracts(1)	$1,042	$—	$1,042	$ —	$ (913)	$ —	$ 129

* Purchased options are reported as investments in unaffiliated securities on the Statement of Assets and Liabilities.

(1) Amounts include forward currency contracts that have an offset to an open and close contract, but have not settled.

Liabilities

Fund	Gross Amounts of Recognized Liabilities	Gross Amounts Offset on the Statement of Assets and Liabilities	Net Amounts of Liabilities Presented on the Statement of Assets and Liabilities	Gross Amounts Not Offset on the Statement of Assets and Liabilities			
				Financial Instruments and Derivatives Available for Offset	Non-Cash Collateral Pledged	Cash Collateral Pledged	Net Amount Payable
Ivy Emerging Markets Equity Fund							
Written Options at value	$ 402	$—	$ 402	$ (402)	$ —	$—	$ —
Ivy Global Bond Fund							
Unrealized depreciation on forward foreign currency contracts	$ 46	$—	$ 46	$ —	$ —	$—	$ 46
Ivy High Income Fund							
Unrealized depreciation on forward foreign currency contracts(1)	$4,899	$—	$4,899	$(4,899)	$ —	$—	$ —
Ivy Mid Cap Growth Fund							
Written Options at value	$ 233	$—	$ 233	$ —	$ —	$—	$233
Ivy Small Cap Growth Fund							
Unrealized depreciation on swap agreements	$ 570	$—	$ 570	$ —	$(279)	$—	$291

(1) Amounts include forward currency contracts that have an offset to an open and close contract, but have not settled.

Additional Disclosure Related to Derivative Instruments

Fair values of derivative instruments as of period ended September 30, 2014:

Fund	Type of Risk Exposure	Assets Statement of Assets & Liabilities Location	Value	Liabilities Statement of Assets & Liabilities Location	Value
Ivy Bond Fund	Interest rate	Unrealized appreciation on futures contracts*	$ 187		$ —
Ivy Cundill Global Value Fund	Foreign currency	Unrealized appreciation on forward foreign currency contracts	1,296		—
Ivy Emerging Markets Equity Fund	Equity	Investments in unaffiliated securities at value**	1,987	Written options at value	2,798
	Equity	Unrealized appreciation on swap agreements	274		—
Ivy European Opportunities Fund	Foreign currency	Unrealized appreciation on forward foreign currency contracts	1,310		—
Ivy Global Bond Fund	Foreign currency		—	Unrealized depreciation on forward foreign currency contracts	46
Ivy Global Equity Income Fund	Foreign currency	Unrealized appreciation on forward foreign currency contracts	2,501		—
Ivy Global Income Allocation Fund	Foreign currency	Unrealized appreciation on forward foreign currency contracts	2,848		—
Ivy High Income Fund	Foreign currency	Unrealized appreciation on forward foreign currency contracts	9,481		—
Ivy International Growth Fund	Foreign currency	Unrealized appreciation on forward foreign currency contracts	1,042		—
Ivy Limited-Term Bond Fund	Interest rate	Unrealized appreciation on futures contracts*	928	Unrealized depreciation on futures contracts*	(20)
Ivy Mid Cap Growth Fund	Equity		—	Written options at value	233
Ivy Small Cap Growth Fund	Equity		—	Unrealized depreciation on swap agreements	570
Ivy Value Fund	Equity		—	Written options at value	72

* The value presented includes cumulative gain (loss) on open futures contracts; however, the value reflected on the accompanying Statement of Assets and Liabilities is only the unsettled variation margin receivable (payable) as of period ended September 30, 2014.
** Purchased options are reported as investments in unaffiliated securities and are reflected in the accompanying Schedule of Investments.

Amount of realized gain (loss) on derivatives recognized on the Statement of Operations for the period ended September 30, 2014:

Fund	Type of Risk Exposure	Net realized gain (loss) on: Investments in unaffiliated securities*	Swap agreements	Futures contracts	Written options	Forward foreign currency contracts	Total
Ivy Bond Fund	Interest rate	$ —	$ —	$(1,080)	$ —	$ —	$(1,080)
Ivy Cundill Global Value Fund	Foreign currency	—	—	—	—	96	96
Ivy Emerging Markets Equity Fund	Equity	574	126	—	1,010	—	1,710
	Foreign currency	—	—	—	—	(106)	(106)
Ivy European Opportunities Fund	Foreign currency	—	—	—	—	1,263	1,263
Ivy Global Bond Fund	Foreign currency	—	—	—	—	(202)	(202)
Ivy Global Equity Income Fund	Foreign currency	—	—	—	—	1,077	1,077
Ivy Global Income Allocation Fund	Foreign currency	—	—	—	—	1,707	1,707
Ivy High Income Fund	Foreign currency	—	—	—	—	8,902	8,902
Ivy International Core Equity Fund	Foreign currency	—	—	—	—	9,877	9,877
Ivy International Growth Fund	Foreign currency	—	—	—	—	1,104	1,104
Ivy Limited-Term Bond Fund	Interest rate	—	—	(5,740)	—	—	(5,740)
Ivy Mid Cap Growth Fund	Equity	(9,082)	—	—	3,056	—	(6,026)
Ivy Small Cap Value Fund	Equity	—	—	—	61	—	61
Ivy Value Fund	Equity	—	—	—	566	—	566

* Purchased options are reported as investments in unaffiliated securities and are reflected in the accompanying Schedule of Investments.

Change in unrealized appreciation (depreciation) on derivatives recognized on the Statement of Operations for the period ended September 30, 2014:

Fund	Type of Risk Exposure	Net change in unrealized appreciation (depreciation) on:					
		Investments in unaffiliated securities*	Swap agreements	Futures contracts	Written options	Forward foreign currency contracts	Total
Ivy Bond Fund	Interest rate	$ —	$ —	$ 236	$ —	$ —	$ 236
Ivy Cundill Global Value Fund	Foreign currency	—	—	—	—	1,345	1,345
Ivy Emerging Markets Equity Fund	Equity	(1,320)	841	—	530	—	51
	Foreign currency	—	—	—	—	(172)	(172)
Ivy European Opportunities Fund	Foreign currency	—	—	—	—	1,279	1,279
Ivy Global Bond Fund	Foreign currency	—	—	—	—	17	17
Ivy Global Equity Income Fund	Foreign currency	—	—	—	—	2,708	2,708
Ivy Global Income Allocation Fund	Foreign currency	—	—	—	—	2,911	2,911
Ivy High Income Fund	Foreign currency	—	—	—	—	11,331	11,331
Ivy International Core Equity Fund	Foreign currency	—	—	—	—	(319)	(319)
Ivy International Growth Fund	Foreign currency	—	—	—	—	849	849
Ivy Limited-Term Bond Fund	Interest rate	—	—	2,532	—	—	2,532
Ivy Mid Cap Growth Fund	Equity	(12)	—	—	(98)	—	(110)
Ivy Small Cap Growth Fund	Equity	—	(570)	—	—	—	(570)
Ivy Value Fund	Equity	—	—	—	(236)	—	(236)

* Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.

During the period ended September 30, 2014, the average derivative volume was as follows:

Fund	Long forward contracts[1]	Short forward contracts[1]	Long futures contracts[1]	Short futures contracts[1]	Swap agreements[2]	Purchased options[1]	Written options[1]
Ivy Bond Fund	$ —	$ —	$—	$ 27,520	$ —	$ —	$ —
Ivy Cundill Global Value Fund	23,391	23,269	—	—	—	—	—
Ivy Emerging Markets Equity Fund	16,675	16,630	—	—	3,870	1,313	942
Ivy European Opportunities Fund	27,580	27,376	—	—	—	—	—
Ivy Global Bond Fund	3,542	3,559	—	—	—	—	—
Ivy Global Equity Income Fund.	44,676	44,327	—	—	—	—	—
Ivy Global Income Allocation Fund	77,774	77,358	—	—	—	—	—
Ivy High Income Fund	396,171	395,145	—	—	—	—	—
Ivy International Core Equity Fund	135,865	135,768	—	—	—	—	—
Ivy International Growth Fund	37,599	37,409	—	—	—	—	—
Ivy Limited-Term Bond Fund	—	—	—	372,647	—	—	—
Ivy Mid Cap Growth Fund	—	—	—	—	—	3,486	597
Ivy Small Cap Growth Fund	—	—	—	—	1,609	—	—
Ivy Small Cap Value	—	—	—	—	—	—	7
Ivy Value Fund	—	—	—	—	—	—	237

(1) Average value outstanding during the period.
(2) Average notional amount outstanding during the period.

Objectives and Strategies

Ivy Bond Fund. The Fund's objective in using derivatives during the period was to adjust the overall duration of the portfolio. To achieve this objective, the Fund primarily utilized Treasury futures contracts of varying lengths to either shorten or lengthen the duration of the Fund, as determined by the Fund's subadvisor.

Ivy Cundill Global Value Fund. The Fund's objective in using derivatives during the period was to hedge the exposure to foreign currencies of securities held in the Fund. To achieve this objective, the Fund utilized forward foreign currency contracts.

Ivy Emerging Markets Equity Fund. The Fund's objectives in using derivatives during the period included managing the exposure to various foreign currencies, hedging certain event risks on positions held by the Fund and gaining exposure to certain individual securities that are not available for direct purchase. To manage foreign currency exposure, the Fund utilized forward foreign currency contracts to either increase or decrease exposure to a given currency. To hedge event risk, the Fund utilized options, both written and purchased, on individual equity securities. To gain exposure to certain individual securities, the Fund utilized total return swaps.

Ivy European Opportunities Fund. The Fund's objective in using derivatives during the period was to manage the exposure to various foreign currencies. To achieve this objective, the Fund utilized forward foreign currency contracts to either increase or decrease exposure to a given currency.

Ivy Global Bond Fund. The Fund's objective in using derivatives during the period was to manage the exposure to various foreign currencies. To achieve this objective, the Fund utilized forward foreign currency contracts to either hedge a position held by the Fund, to gain exposure to a currency where a foreign bond is not available, or to take a fundamental position long or short in a particular currency.

Ivy Global Equity Income Fund. The Fund's objective in using derivatives during the period was to manage the exposure to various foreign currencies. To achieve this objective, the Fund utilized forward foreign currency contracts to either increase or decrease exposure to a given currency.

Ivy Global Income Allocation Fund. The Fund's objective in using derivatives during the period was to manage the exposure to various foreign currencies. To achieve this objective, the Fund utilized forward foreign currency contracts to either increase or decrease exposure to a given currency.

Ivy High Income Fund. The Fund's objective in using derivatives during the period was to hedge the exposure to foreign currencies of securities held in the Fund. To achieve this objective, the Fund utilized forward foreign currency contracts.

Ivy International Core Equity Fund. The Fund's objective in using derivatives during the period was to manage the exposure to various foreign currencies. To achieve this objective, the Fund utilized forward foreign currency contracts to either increase or decrease exposure to a given currency.

Ivy International Growth Fund. The Fund's objective in using derivatives during the period was to manage the exposure to various foreign currencies. To achieve this objective, the Fund utilized forward foreign currency contracts to either increase or decrease exposure to a given currency.

Ivy Limited Term-Bond Fund. The Fund's objective in using derivatives during the period was to adjust the overall duration of the portfolio. To achieve this objective, the Fund primarily utilized Treasury futures contracts of varying lengths to either shorten or lengthen the duration of the Fund.

Ivy Mid Cap Growth Fund. The Fund's objectives in using derivatives during the period included gaining exposure to certain sectors, hedging certain event risks on positions held by the Fund and hedging market risk on equity securities. To achieve these objectives, the Fund utilized options, both written and purchased, on either an index or on individual or baskets of equity securities.

Ivy Small Cap Growth Fund. The Fund's objectives in using derivatives during the period included hedging market risk on equity securities and increasing exposure to various equity sectors and markets. To achieve these objectives, the Fund utilized total return swaps on individual equity securities owned by the Fund.

Ivy Small Cap Value Fund. The Fund's objectives in using derivatives during the period included hedging market risk on equity securities and increasing exposure to various equity sectors and markets. To achieve these objectives, the Fund utilized written options on individual equity securities owned by the Fund.

Ivy Value Fund. The Fund's objectives in using derivatives during the period included generating additional income from written option premiums and gaining exposure to, or facilitate trading in, certain securities. To achieve these objectives, the Fund utilized written options on individual equity securities.

5. WRITTEN OPTION ACTIVITY ($ amounts in thousands)

Transactions in written options were as follows:

Fund	Outstanding at 3-31-14	Options written	Options closed	Options exercised	Options expired	Outstanding at 9-30-14
Ivy Emerging Markets Equity Fund						
Number of Contracts	3,485	22,924	(2,940)	—	(8,364)	15,105
Premium Received	$ 834	$ 4,381	$ (255)	$ —	$ (1,059)	$ 3,901
Ivy Mid Cap Growth Fund						
Number of Contracts	9,181	93,112	(73,153)	(4,835)	(20,210)	4,095
Premium Received	$1,666	$ 3,643	$ (3,120)	$ (227)	$ (1,659)	$ 303
Ivy Small Cap Value Fund						
Number of Contracts	—	675	—	—	(675)	—
Premium Received	$ —	$ 61	$ —	$ —	$ (61)	$ —
Ivy Value Fund						
Number of Contracts	1,923	5,519	(1,352)	(682)	(4,161)	1,247
Premium Received	$ 961	$ 602	$ (467)	$ (492)	$ (435)	$ 169

6. BASIS FOR CONSOLIDATION OF THE IVY EMERGING MARKETS EQUITY FUND

Ivy EME, Ltd. (the "Subsidiary"), a Cayman Islands exempted company, was incorporated as a wholly owned subsidiary acting as an investment vehicle for the Ivy Emerging Markets Equity Fund (referred to as "the Fund" in this subsection). The Subsidiary acts as an investment vehicle for the Fund, in order to effect certain investments for the Fund consistent with the Fund's investment objectives and policies as specified in its prospectus and SAI. The Fund's investment portfolio has been consolidated and includes the portfolio holdings of the Fund and its Subsidiary. The consolidated financial statements include the accounts of the Fund and its Subsidiary. All inter-company transactions and balances have been eliminated. A subscription agreement was entered into between the Fund and its Subsidiary comprising the entire issued share capital of the Subsidiary with the intent that the Fund will remain the sole shareholder and retain all rights. Under the Articles of Association, shares issued by the Subsidiary confer upon a shareholder the right to receive notice of, to attend and to vote at general meetings of the Subsidiary and shall confer upon the shareholder rights in a winding-up or repayment of capital and the right to participate in the profits or assets of the Subsidiary.

See the table below for details regarding the structure, incorporation and relationship as of September 30, 2014 of the Subsidiary to the Fund (amounts in thousands).

Subsidiary	Date of Incorporation	Subscription Agreement	Fund Net Assets	Subsidiary Net Assets	Percentage of Fund Net Assets
Ivy EME, Ltd.	1-31-13	4-10-13	$642,064	$357	0.06%

7. INVESTMENT MANAGEMENT AND PAYMENTS TO AFFILIATED PERSONS ($ amounts in thousands unless indicated otherwise)

Management Fees. IICO, a wholly owned subsidiary of Waddell & Reed Financial, Inc. ("WDR"), serves as each Fund's investment manager. The management fee is accrued daily by each Fund at the following annual rates as a percentage of average daily net assets:

Fund (M - Millions)	$0 to $250M	$250 to $500M	$500 to $1,000M	$1,000 to $1,500M	$1,500 to $2,000M	$2,000 to $3,000M	$3,000 to $5,000M	$5,000 to $6,000M	Over $6,000M
Ivy Bond Fund	0.525%	0.525%	0.500%	0.450%	0.400%	0.400%	0.400%	0.400%	0.400%
Ivy Core Equity Fund	0.700	0.700	0.700	0.650	0.650	0.600	0.550	0.525	0.500
Ivy Cundill Global Value Fund	1.000	1.000	0.850	0.830	0.830	0.800	0.760	0.760	0.760
Ivy Dividend Opportunities Fund	0.700	0.700	0.700	0.650	0.650	0.600	0.550	0.550	0.550
Ivy Emerging Markets Equity Fund	1.000	1.000	0.850	0.830	0.830	0.800	0.760	0.760	0.760
Ivy European Opportunities Fund	0.900	0.850	0.750	0.750	0.750	0.750	0.750	0.750	0.750
Ivy Global Bond Fund	0.625	0.625	0.600	0.550	0.500	0.500	0.500	0.500	0.500
Ivy Global Equity Income Fund	0.700	0.700	0.700	0.650	0.650	0.600	0.550	0.550	0.550
Ivy Global Income Allocation Fund	0.700	0.700	0.700	0.650	0.650	0.600	0.550	0.550	0.550
Ivy High Income Fund	0.625	0.625	0.600	0.550	0.500	0.500	0.500	0.500	0.500
Ivy International Core Equity Fund	0.850	0.850	0.850	0.830	0.830	0.800	0.700	0.700	0.700
Ivy International Growth Fund	0.850	0.850	0.850	0.830	0.830	0.800	0.700	0.700	0.700
Ivy Large Cap Growth Fund	0.700	0.700	0.700	0.650	0.650	0.600	0.550	0.550	0.550
Ivy Limited-Term Bond Fund	0.500	0.500	0.450	0.400	0.350	0.350	0.350	0.350	0.350
Ivy Managed International Opportunities Fund	0.050	0.050	0.050	0.050	0.050	0.050	0.050	0.050	0.050
Ivy Micro Cap Growth Fund	0.950	0.950	0.950	0.930	0.930	0.900	0.860	0.860	0.860
Ivy Mid Cap Growth Fund	0.850	0.850	0.850	0.830	0.830	0.800	0.760	0.760	0.760
Ivy Money Market Fund	0.400	0.400	0.400	0.400	0.400	0.400	0.400	0.400	0.400
Ivy Municipal Bond Fund	0.525	0.525	0.500	0.450	0.400	0.400	0.400	0.400	0.400
Ivy Municipal High Income Fund	0.525	0.525	0.500	0.450	0.400	0.400	0.400	0.400	0.400
Ivy Small Cap Growth Fund	0.850	0.850	0.850	0.830	0.830	0.800	0.760	0.760	0.760
Ivy Small Cap Value Fund	0.850	0.850	0.850	0.830	0.830	0.800	0.760	0.760	0.760
Ivy Tax-Managed Equity Fund	0.650	0.650	0.650	0.600	0.600	0.550	0.500	0.500	0.500
Ivy Value Fund	0.700	0.700	0.700	0.650	0.650	0.600	0.550	0.550	0.550

For the period from May 18, 2009 to September 30, 2016, IICO voluntarily agreed to reduce the management fee paid to 0.485%, on an annual basis, of net assets for any day that Ivy Municipal High Income Fund's net assets are below $500 million.

For Funds managed solely by IICO, IICO has voluntarily agreed to waive a Fund's management fee on any day that the Fund's net assets are less than $25 million, subject to IICO's right to change or modify this waiver. See Expense Reimbursements and/or Waivers below for amounts waived during the period ended September 30, 2014.

IICO has entered into Subadvisory Agreements with the following entities on behalf of certain Funds:

Under an agreement between IICO and Mackenzie Financial Corporation ("Mackenzie"), Mackenzie serves as subadviser to Ivy Cundill Global Value Fund. Under an agreement between IICO and Wall Street Associates, Wall Street Associates serves as subadviser to Ivy Micro Cap Growth Fund. Under an agreement between IICO and Advantus Capital Management, Inc. ("Advantus"), Advantus serves as subadviser to Ivy Bond Fund. Each subadviser makes investment decisions in accordance with the Fund's investment objectives, policies and restrictions under the supervision of IICO and the oversight of the Board. IICO pays all costs applicable of the subadvisers.

Accounting Services Fees. The Trust has an Accounting and Administrative Services Agreement with WRSCO, doing business as WI Services Company ("WISC"), an indirect subsidiary of WDR. Under the agreement, WISC acts as the agent in providing bookkeeping and accounting services and assistance to the Trust, including maintenance of Fund records, pricing of Fund shares and preparation of certain shareholder reports. For these services, each Fund, other than Ivy Managed International Opportunities Fund, pays WISC a monthly fee of one-twelfth of the annual fee based on the average net asset levels shown in the following table:

(M - Millions)	$0 to $10M	$10 to $25M	$25 to $50M	$50 to $100M	$100 to $200M	$200 to $350M	$350 to $550M	$550 to $750M	$750 to $1,000M	Over $1,000M
Annual Fee Rate	$0.00	$11.50	$23.10	$35.50	$48.40	$63.20	$82.50	$96.30	$121.60	$148.50

In addition, for each class of shares in excess of one, each Fund pays WISC a monthly per-class fee equal to 2.5% of the monthly accounting services base fee.

Under the Accounting and Administrative Services Agreement for the Ivy Managed International Opportunities Fund, the Fund pays WISC a monthly fee of one-twelfth of the annual fee shown in the following table:

(M - Millions)	$0 to $10M	$10 to $25M	$25 to $50M	$50 to $100M	$100 to $200M	$200 to $350M	$350 to $550M	$550 to $750M	$750 to $1,000M	Over $1,000M
Annual Fee Rate	$0.000	$5.748	$11.550	$17.748	$24.198	$31.602	$41.250	$48.150	$60.798	$74.250

In addition, for each class of shares in excess of one, the Ivy Managed International Opportunities Fund pays WISC a monthly per-class fee equal to 1.25% of the monthly accounting services base fee.

Administrative Fee. Each Fund also pays WISC a monthly fee at the annual rate of 0.01%, or one basis point, for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion. This fee is voluntarily waived by WISC until a Fund's net assets are at least $10 million and is included in "Accounting services fee" on the Statement of Operations.

Shareholder Servicing. General. Under the Shareholder Servicing Agreement between the Trust and WISC, with respect to Class A, Class B, Class C and Class E shares, for each shareholder account that was in existence at any time during the prior month, each Fund pays a monthly fee that ranges from $1.5042 to $1.6958 per account; however, WISC has agreed to reduce that fee if the number of total shareholder accounts within the Complex (Waddell & Reed Advisors Funds, InvestEd Portfolios and Ivy Funds) reaches certain levels. Ivy Money Market Fund pays a monthly fee of $1.75 for each shareholder account that was in existence at any time during the prior month plus, for Class A shareholder accounts, $0.75 for each shareholder check processed in the prior month. Ivy Limited-Term Bond Fund Class A, which also has check writing privileges, pays $0.75 for each shareholder check processed in the prior month. Effective June 6, 2011 for Class R shares, each Fund pays a monthly fee equal to one-twelfth of 0.25 of 1% of the average daily net assets of the class for the preceding month. Prior to June 6, 2011 the fee was 0.20 of 1%. For Class I and Class Y shares, each Fund pays a monthly fee equal to one-twelfth of 0.15 of 1% of the average daily net assets of the class for the preceding month. For Class R6 shares, each Fund pays WISC a monthly fee equal to one-twelfth of 0.01 of 1% of the average daily net assets of the class for the preceding month. Each Fund also reimburses WISC for certain out-of-pocket costs for all classes.

Networked accounts. For certain networked accounts (that is, those accounts whose Fund shares are purchased through certain financial intermediaries), WISC has agreed to reduce its per account fees charged to the Funds to $0.50 per month per shareholder account. Additional fees may be paid by the Funds to those intermediaries. If the aggregate annual rate of the WISC transfer agent fee and the costs charged by the financial services companies exceeds $18.00 per account for a Fund, WISC will reimburse the Fund the amount in excess of $18.00.

Broker accounts. Certain broker-dealers that maintain shareholder accounts with each Fund through an omnibus account provide transfer agent and other shareholder-related services that would otherwise be provided by WISC if the individual accounts that comprise the omnibus account were opened by their beneficial owners directly. Each Fund may pay such broker-dealers a per account fee for each open account within the omnibus account, or a fixed rate fee, based on the average daily NAV of the omnibus account (or a combination thereof).

Distribution and Service Plan. Class A and Class E Shares. Under a Distribution and Service Plan adopted by the Trust pursuant to Rule 12b–1 under the 1940 Act (the "Distribution and Service Plan"), each Fund, other than Ivy Money Market Fund, may pay a distribution and/or service fee to Ivy Funds Distributors, Inc. ("IFDI") for Class A and Class E shares in an amount not to exceed 0.25% of the Fund's average annual net assets. The fee is to be paid to compensate IFDI for amounts it expends in connection with the distribution of the Class A and Class E shares and/or provision of personal services to Fund shareholders and/or maintenance of shareholder accounts of that class.

Class B and Class C Shares. Under the Distribution and Service Plan, each Fund may pay IFDI a service fee not to exceed 0.25% and a distribution fee not to exceed 0.75% of the Fund's average annual net assets for Class B and Class C shares to compensate IFDI for its services in connection with the distribution of shares of that class and/or provision of personal services to Class B or Class C shareholders and/or maintenance of shareholder accounts of that class.

Class R Shares. Under the Distribution and Service Plan, each Fund may pay IFDI a fee of up to 0.50%, on an annual basis, of the average daily net assets of the Fund's Class R shares to compensate IFDI for, either directly or through third parties, distributing the Class R shares of that Fund, providing personal services to Class R shareholders and/or maintaining Class R shareholder accounts.

Class Y Shares. Under the Distribution and Service Plan, each Fund may pay IFDI a fee of up to 0.25%, on an annual basis, of the average daily net assets of the Fund's Class Y shares to compensate IFDI for, either directly or through third parties, distributing the Class Y shares of that Fund, providing personal services to Class Y shareholders and/or maintaining Class Y shareholder accounts.

Sales Charges. As principal underwriter for the Trust's shares, IFDI receives sales commissions (which are not an expense of the Trust) for sales of Class A and Class E shares. A CDSC may be assessed against a shareholder's redemption amount of Class B, Class C or certain Class A and Class E shares and is paid to IFDI. During the period ended September 30, 2014, IFDI received the following amounts in sales commissions and CDSCs:

	Gross Sales Commissions	CDSC				Commissions Paid[1]
		Class A	Class B	Class C	Class E	
Ivy Bond Fund	$ 140	$ —*	$ 7	$ 1	$—	$ 122
Ivy Core Equity Fund	315	1	5	5	—	308
Ivy Cundill Global Value Fund	79	—*	1	1	—	69
Ivy Dividend Opportunities Fund	123	2	4	1	—	102
Ivy Emerging Markets Equity Fund	167	1	8	3	—	168
Ivy European Opportunities Fund	41	—*	1	—*	—	39
Ivy Global Bond Fund	44	—*	4	1	—	86

	Gross Sales Commissions	CDSC				Commissions Paid[1]
		Class A	Class B	Class C	Class E	
Ivy Global Equity Income Fund	$ 88	$ —*	$ —*	$ 1	$—	$ 81
Ivy Global Income Allocation Fund	192	—*	4	1	—	160
Ivy High Income Fund	1,201	18	130	177	—	2,785
Ivy International Core Equity Fund	378	4	6	6	—	443
Ivy International Growth Fund	67	—*	2	—*	—	65
Ivy Large Cap Growth Fund	213	1	3	2	—	217
Ivy Limited-Term Bond Fund	656	27	26	6	—	640
Ivy Managed International Opportunities Fund	65	—*	2	—*	—	55
Ivy Micro Cap Growth Fund	169	1	1	3	—	154
Ivy Mid Cap Growth Fund	284	2	18	19	—	444
Ivy Money Market Fund	—	—*	9	7	—	1
Ivy Municipal Bond Fund	36	—*	4	1	—	37
Ivy Municipal High Income Fund	127	3	12	14	—	286
Ivy Small Cap Growth Fund	201	28	4	6	—	220
Ivy Small Cap Value Fund	77	—*	2	1	—	76
Ivy Tax-Managed Equity Fund	14	—	—*	—*	—	14
Ivy Value Fund	65	1	1	1	—	60

* Not shown due to rounding.

(1) IFDI reallowed/paid this portion of the sales charge to financial advisors and selling broker-dealers.

Expense Reimbursements and/or Waivers. Fund and class expense limitations and related waivers/reimbursements for the period ended September 30, 2014 were as follows:

Fund Name	Share Class Name	Type of Expense Limit	Commencement Date	End Date	Expense Limit	Amount of Expense Waiver/ Reimbursement	Expense Reduced
Ivy Bond Fund	Class E	Contractual	1-31-2011	7-31-2015	1.14%	$ 4	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2015	Not to exceed Class A	$ —	N/A
Ivy Core Equity Fund	Class A	Contractual	1-11-2013	7-31-2015	1.15%	$ 73	12b-1 Fees and/or Shareholder Servicing
	Class E	Contractual	8-1-2008	7-31-2015	1.35%	$ 4	12b-1 Fees and/or Shareholder Servicing
	Class I	Contractual	1-11-2013	7-31-2015	0.84%	$ 63	Shareholder Servicing
	Class Y	Contractual	1-11-2013	7-31-2015	0.84%	$118	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2015	Not to exceed Class A	$ —	N/A
Ivy Cundill Global Value Fund	All Classes	Contractual	12-3-2012	7-31-2015	N/A	$267[1]	Investment Management Fee
	Class E	Contractual	8-1-2008	7-31-2015	1.59%	$ 2	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2015	Not to exceed Class A	$ —	N/A
Ivy Dividend Opportunities Fund	Class E	Contractual	8-1-2008	7-31-2015	1.37%	$ 5	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2015	Not to exceed Class A	$ —	N/A
Ivy Emerging Markets Equity Fund	Class A	Contractual	3-17-2014	7-30-2016	1.50%	$466	12b-1 Fees and/or Shareholder Servicing
	Class B	Contractual	3-17-2014	7-30-2016	2.50%	$ 11	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2015	Not to exceed Class A	$ 3	N/A

Fund Name	Share Class Name	Type of Expense Limit	Commencement Date	End Date	Expense Limit	Amount of Expense Waiver/ Reimbursement	Expense Reduced
Ivy European Opportunities Fund	Class Y	Contractual	8-1-2011	7-31-2015	Not to exceed Class A	$ —	N/A
Ivy Global Bond Fund	Class A	Contractual	6-2-2008	7-31-2015	0.99%	$222	12b-1 Fees and/or Shareholder Servicing
	Class B	Contractual	6-2-2008	7-31-2015	1.74%	$ 11	12b-1 Fees and/or Shareholder Servicing
	Class C	Contractual	6-2-2008	7-31-2015	1.74%	$ 22	12b-1 Fees and/or Shareholder Servicing
	Class I	Contractual	6-2-2008	7-31-2015	0.74%	$ 39	Shareholder Servicing
	Class Y	Contractual	6-2-2008	7-31-2015	0.99%	$ 5	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2015	Not to exceed Class A	$ —	N/A
Ivy Global Equity Income Fund	Class A	Contractual	6-4-2012	7-31-2015	1.30%	$ 88	12b-1 Fees and/or Shareholder Servicing
	Class I	Contractual	6-4-2012	7-31-2015	0.94%	$ 3	Shareholder Servicing
	Class Y	Contractual	6-4-2012	7-31-2015	1.19%	$ 1	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	6-4-2012	7-31-2015	Not to exceed Class A	$ —	N/A
Ivy Global Income Allocation Fund	Class E	Contractual	6-4-2012	7-31-2015	1.33%	$ 4	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	6-4-2012	7-31-2015	1.17%	$ —*	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2015	Not to exceed Class A	$ —	N/A
Ivy High Income Fund	Class E	Contractual	8-1-2008	7-31-2015	1.36%	$ —	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2015	Not to exceed Class A	$112	12b-1 Fees and/or Shareholder Servicing
Ivy International Core Equity Fund	Class E	Contractual	8-1-2008	7-31-2015	1.53%	$ 5	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2015	Not to exceed Class A	$ —	N/A
Ivy International Growth Fund	Class Y	Contractual	8-1-2011	7-31-2015	Not to exceed Class A	$ —	N/A
Ivy Large Cap Growth Fund	Class A	Contractual	6-1-2006	7-31-2015	1.15%	$107	12b-1 Fees and/or Shareholder Servicing
	Class E	Contractual	8-1-2008	7-31-2015	1.15%	$ 10	12b-1 Fees and/or Shareholder Servicing
	Class I	Contractual	6-13-2011	7-31-2015	0.88%	$ —	Shareholder Servicing
	Class Y	Contractual	6-1-2006	7-31-2015	1.06%	$ 41	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2015	Not to exceed Class A	$ —	N/A

Fund Name	Share Class Name	Type of Expense Limit	Commencement Date	End Date	Expense Limit	Amount of Expense Waiver/ Reimbursement	Expense Reduced
Ivy Limited-Term Bond Fund	Class E	Contractual	8-1-2010	7-31-2015	1.00%	$ 1	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2015	Not to exceed Class A	$ 1	12b-1 Fees and/or Shareholder Servicing
Ivy Managed International Opportunities Fund	Class A	Contractual	3-17-2014	7-31-2016	0.49%	$ 14	12b-1 Fees and/or Shareholder Servicing
	Class B	Contractual	3-17-2014	7-31-2016	1.40%	$ 2	12b-1 Fees and/or Shareholder Servicing
	Class C	Contractual	3-17-2014	7-31-2016	1.29%	$ 1	12b-1 Fees and/or Shareholder Servicing
	Class E	Contractual	3-17-2014	7-31-2016	0.39%	$ —	12b-1 Fees and/or Shareholder Servicing
	Class I	Contractual	3-17-2014	7-31-2016	0.16%	$ 1	Shareholder Servicing
	Class R	Contractual	3-17-2014	7-31-2016	0.72%	$ —	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	3-17-2014	7-31-2016	0.38%	$ 1	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2015	Not to exceed Class A	$ —	N/A
Ivy Micro Cap Growth Fund	Class Y	Contractual	8-1-2011	7-31-2014	Not to exceed Class A	$ —	N/A
Ivy Mid Cap Growth Fund	Class A	Contractual	8-1-14	7-31-2015	1.31%	$ 61	12b-1 Fees and/or Shareholder Servicing
	Class E	Contractual	8-1-2008	7-31-2015	1.60%	$ 2	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2015	Not to exceed Class A	$ —	N/A
Ivy Money Market Fund	Class A	Voluntary	N/A	N/A	To maintain minimum yield[2]	$329	12b-1 Fees and/or Shareholder Servicing
	Class B	Voluntary	N/A	N/A	To maintain minimum yield[2]	$ 47	12b-1 Fees and/or Shareholder Servicing
	Class C	Voluntary	N/A	N/A	To maintain minimum yield[2]	$243	12b-1 Fees and/or Shareholder Servicing
	Class E	Voluntary	N/A	N/A	To maintain minimum yield[2]	$ 15	12b-1 Fees and/or Shareholder Servicing
Ivy Municipal Bond Fund	Class Y	Contractual	8-1-2011	7-31-2015	Not to exceed Class A	$ —*	12b-1 Fees and/or Shareholder Servicing
Ivy Municipal High Income Fund	All Classes	Voluntary	N/A	N/A	Reduction of Investment Management Fee	$101	Investment Management Fee
	Class Y	Contractual	8-1-2011	7-31-2015	Not to exceed Class A	$ 9	12b-1 Fees and/or Shareholder Servicing

Fund Name	Share Class Name	Type of Expense Limit	Commencement Date	End Date	Expense Limit	Amount of Expense Waiver/ Reimbursement	Expense Reduced
Ivy Small Cap Growth Fund	Class E	Contractual	8-1-2008	7-31-2015	1.56%	$ 6	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2015	Not to exceed Class A	$ —	N/A
Ivy Small Cap Value Fund	Class Y	Contractual	8-1-2011	7-31-2015	Not to exceed Class A	$ —	N/A
Ivy Tax-Managed Equity Fund	Class Y	Contractual	8-1-2011	7-31-2015	Not to exceed Class A	$ —	N/A
Ivy Value Fund	Class Y	Contractual	8-1-2011	7-31-2015	Not to exceed Class A	$ —	N/A

* Not shown due to rounding.
(1) The Fund's management fee is being reduced by 0.14% of average daily net assets.
(2) Minimum yield was 0.02% throughout the period of this report.

Any amounts due to the Funds as a reimbursement but not paid as of September 30, 2014 are shown as a receivable from affiliates on the Statement of Assets and Liabilities.

8. INTERFUND LENDING PROGRAM

Pursuant to an exemptive order issued by the SEC ("Order"), the Trust and the Advisors Fund Complex (Waddell & Reed Advisors Funds, Ivy Funds Variable Insurance Portfolios and InvestEd Portfolios; referred to with the Funds for purposes of this section as Funds) have the ability to lend money to, and borrow money from, each other pursuant to a master interfund lending agreement ("Interfund Lending Program"). Under the Interfund Lending Program, the Funds may lend or borrow money for temporary purposes directly to or from one another (each an "Interfund Loan"), subject to meeting the conditions of the Order. The interest rate to be charged on an Interfund Loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The Funds made no Interfund Loans under the Interfund Lending Program during the period ended September 30, 2014.

9. AFFILIATED COMPANY TRANSACTIONS (All amounts in thousands)

A summary of the transactions in affiliated companies during the period ended September 30, 2014 follows:

	3-31-14 Share Balance	Purchases at Cost	Sales at Cost	Realized Gain/(Loss)(1)	Distributions Received	9-30-14 Share Balance	9-30-14 Value
Ivy High Income Fund							
Maritime Finance Company Ltd.	1,750	$ —	$ —	$ —	$725	1,750	$ 36,506
Ivy Managed International Opportunities Fund							
Ivy Emerging Markets Equity Fund, Class I	6,838	$296	$9,174	$ 850	$ —	6,231	$ 98,203
Ivy European Opportunities Fund, Class I	884	74	1,760	746	$ —	$ 803	$ 23,264
Ivy Global Income Allocation Fund, Class I	1,704	639	2,455	51	564	1,587	24,749
Ivy International Core Equity Fund, Class I	2,814	148	4,777	236	—	2,568	50,102
Ivy International Growth Fund, Class I	1,293	148	4,866	147	—	1,178	48,953
				$2,030	$564		$245,271

(1) Included in Realized Gain/Loss, if applicable, are distributions from capital gains from the underlying securities.

10. INVESTMENT SECURITIES TRANSACTIONS ($ amounts in thousands)

The cost of purchases and the proceeds from maturities and sales of investment securities (excluding short-term securities) for the period ended September 30, 2014, were as follows:

	Purchases		Sales	
	U.S. Government	Other Issuers	U.S. Government	Other Issuers
Ivy Bond Fund	$360,764	$173,678	$314,978	$148,106
Ivy Core Equity Fund	—	436,325	—	333,158
Ivy Cundill Global Value Fund	—	28,855	—	7,878
Ivy Dividend Opportunities Fund	—	84,143	—	82,712
Ivy Emerging Markets Equity Fund	—	315,911	—	420,646
Ivy European Opportunities Fund	—	179,257	—	184,784
Ivy Global Bond Fund	14,981	51,369	5	31,250
Ivy Global Equity Income Fund	—	171,175	—	133,733
Ivy Global Income Allocation Fund	—	394,037	—	297,950

	Purchases		Sales	
	U.S. Government	Other Issuers	U.S. Government	Other Issuers
Ivy High Income Fund	$—	$3,040,642	$ —	$4,645,059
Ivy International Core Equity Fund	—	1,487,588	—	1,043,410
Ivy International Growth Fund	—	205,249	—	156,727
Ivy Large Cap Growth Fund	—	224,997	—	258,983
Ivy Limited-Term Bond Fund	—	265,707	28,540	226,556
Ivy Managed International Opportunities Fund	—	1,306	—	25,063
Ivy Micro Cap Growth Fund	—	61,276	—	58,661
Ivy Mid Cap Growth Fund	—	816,564	—	796,918
Ivy Money Market Fund	—	—	—	—
Ivy Municipal Bond Fund	—	10,169	—	4,166
Ivy Municipal High Income Fund	—	46,790	—	77,895
Ivy Small Cap Growth Fund	—	221,586	—	316,878
Ivy Small Cap Value Fund	—	64,798	—	57,462
Ivy Tax-Managed Equity Fund	—	9,826	—	5,689
Ivy Value Fund	—	123,962	—	102,348

11. CAPITAL SHARE TRANSACTIONS (All amounts in thousands)

The Trust has authorized an unlimited number of $0.001 par value shares of beneficial interest of each class of each Fund. Transactions in shares of beneficial interest were as follows:

	Ivy Bond Fund				Ivy Core Equity Fund			
	Six months ended 9-30-14		Year ended 3-31-14		Six months ended 9-30-14		Year ended 3-31-14	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	13,364	$141,584	25,007	$ 261,119	10,777	$ 156,195	16,060	$ 213,280
Class B	122	1,288	146	1,521	51	648	241	2,779
Class C	416	4,403	486	5,084	1,109	14,579	2,256	26,789
Class E	31	330	45	469	81	1,179	142	1,876
Class I	290	3,078	305	3,180	8,733	140,084	12,308	178,464
Class R	—*	2	24	257	32	474	121	1,623
Class R6	120	1,270	N/A	N/A	208	3,388	N/A	N/A
Class Y	74	781	210	2,190	989	15,328	2,898	40,258
Shares issued in reinvestment of distributions to shareholders:								
Class A	681	7,227	1,361	14,205	—	—	1,903	25,267
Class B	5	51	14	146	—	—	51	602
Class C	14	153	47	488	—	—	602	7,213
Class E	4	45	11	113	—	—	26	344
Class I	5	48	10	109	—	—	368	5,322
Class R	—*	—*	—	—	—	—	1	13
Class R6	—*	3	N/A	N/A	—	—	N/A	N/A
Class Y	3	32	7	77	—	—	168	2,376
Shares redeemed:								
Class A	(7,109)	(75,291)	(24,512)	(254,990)	(7,809)	(114,861)	(8,719)	(116,113)
Class B	(100)	(1,062)	(534)	(5,538)	(109)	(1,382)	(324)	(3,768)
Class C	(452)	(4,785)	(2,135)	(22,232)	(1,241)	(16,160)	(1,902)	(22,976)
Class E	(30)	(316)	(145)	(1,503)	(20)	(298)	(29)	(385)
Class I	(146)	(1,552)	(432)	(4,489)	(4,283)	(68,760)	(7,227)	(105,739)
Class R	—	—	(23)	(252)	(5)	(83)	(24)	(306)
Class R6	—*	(1)	N/A	N/A	(4)	(69)	N/A	N/A
Class Y	(63)	(663)	(410)	(4,322)	(387)	(5,947)	(657)	(9,285)
Net increase (decrease)	7,229	$ 76,625	(518)	$ (4,368)	8,122	$ 124,315	18,263	$ 247,634

	Ivy Cundill Global Value Fund				Ivy Dividend Opportunities Fund			
	Six months ended 9-30-14		Year ended 3-31-14		Six months ended 9-30-14		Year ended 3-31-14	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	2,425	$ 44,164	8,797	$ 149,096	2,215	$ 46,088	4,902	$ 91,270
Class B	4	62	58	915	17	350	111	1,994
Class C	39	680	202	3,297	164	3,398	432	7,886
Class E	14	263	16	273	21	426	27	492
Class I	204	3,799	163	2,843	1,161	24,619	2,574	48,752
Class R	—*	1	19	297	—	—	16	287
Class R6	115	2,153	N/A	N/A	16	333	N/A	N/A
Class Y	16	294	493	8,174	33	686	114	2,104
Shares issued in reinvestment of distributions to shareholders:								
Class A	—	—	9	166	55	1,158	328	6,206
Class B	—	—	—*	—*	—*	3	10	183
Class C	—	—	—	—	1	24	37	692
Class E	—	—	—*	3	1	15	5	96
Class I	—	—	2	27	2	50	10	181
Class R	—	—	—*	—*	—	—	—	—
Class R6	—	—	N/A	N/A	—*	—*	N/A	N/A
Class Y	—	—	1	11	2	44	13	249
Shares redeemed:								
Class A	(2,113)	(38,458)	(3,723)	(62,583)	(1,882)	(39,155)	(5,166)	(96,206)
Class B	(69)	(1,159)	(238)	(3,719)	(49)	(994)	(158)	(2,921)
Class C	(131)	(2,250)	(285)	(4,600)	(196)	(4,042)	(428)	(7,940)
Class E	(10)	(186)	(4)	(71)	(13)	(282)	(27)	(508)
Class I	(144)	(2,705)	(80)	(1,403)	(1,054)	(22,325)	(2,489)	(47,169)
Class R	—	—	(18)	(293)	—	—	(16)	(283)
Class R6	(1)	(22)	N/A	N/A	—*	(5)	N/A	N/A
Class Y	(26)	(484)	(494)	(8,777)	(61)	(1,283)	(309)	(5,718)
Net increase (decrease)	**323**	**$ 6,152**	**4,918**	**$ 83,656**	**433**	**$ 9,108**	**(14)**	**$ (353)**

Not shown due to rounding.

	Ivy Emerging Markets Equity Fund				Ivy European Opportunities Fund			
	Six months ended 9-30-14		Year ended 3-31-14		Six months ended 9-30-14		Year ended 3-31-14	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	2,607	$ 37,913	6,390	$ 90,567	539	$ 15,951	1,477	$ 40,365
Class B	10	73	38	447	1	41	10	251
Class C	115	1,336	116	1,454	13	360	67	1,769
Class E	—	—	—*	1	—	—*	—	—
Class I	463	6,800	934	13,846	62	1,820	113	3,178
Class R	9	136	19	283	—*	1	11	275
Class R6	412	6,964	N/A	N/A	67	1,984	N/A	N/A
Class Y	94	1,474	133	1,925	221	6,613	96	2,794
Shares issued in connection with merger of Ivy Asset Strategy New Opportunities Fund:								
Class A	N/A	N/A	9,872	147,434	N/A	N/A	N/A	N/A
Class B	N/A	N/A	339	4,265	N/A	N/A	N/A	N/A
Class C	N/A	N/A	2,518	33,024	N/A	N/A	N/A	N/A
Class E	N/A	N/A	7	109	N/A	N/A	N/A	N/A
Class I	N/A	N/A	1,810	27,713	N/A	N/A	N/A	N/A
Class R	N/A	N/A	41	609	N/A	N/A	N/A	N/A
Class R6	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Class Y	N/A	N/A	429	6,524	N/A	N/A	N/A	N/A

	Ivy Emerging Markets Equity Fund				Ivy European Opportunities Fund			
	Six months ended 9-30-14		Year ended 3-31-14		Six months ended 9-30-14		Year ended 3-31-14	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued in reinvestment of distributions to shareholders:								
Class A	—	$ —	152	$ 2,284	—	$ —	16	$ 434
Class B	—	—	—*	—*	—	—	—	—
Class C	—	—	1	14	—	—	—	—
Class E	—	—	—*	1	—	—	—*	1
Class I	—	—	89	1,380	—	—	11	302
Class R	—	—	—	—	—	—	—*	—*
Class R6	—	—	N/A	N/A	—	—	N/A	N/A
Class Y	—	—	2	34	—	—	—*	13
Shares redeemed:								
Class A	(8,588)	(134,337)	(16,193)	(229,145)	(852)	(25,162)	(2,522)	(67,978)
Class B	(158)	(2,075)	(317)	(3,723)	(19)	(525)	(66)	(1,639)
Class C	(602)	(8,247)	(598)	(7,504)	(42)	(1,186)	(73)	(1,864)
Class E	—	—	—	—	—	—	—	—
Class I	(1,678)	(27,160)	(4,165)	(62,531)	(175)	(5,187)	(576)	(16,600)
Class R	(2)	(28)	(24)	(357)	—	—	(10)	(267)
Class R6	(3)	(42)	N/A	N/A	(1)	(42)	N/A	N/A
Class Y	(114)	(1,819)	(169)	(2,477)	(134)	(3,894)	(70)	(1,992)
Net increase (decrease)	(7,435)	$(119,012)	1,424	$ 26,177	(320)	$ (9,226)	(1,516)	$ (40,958)

Not shown due to rounding.

	Ivy Global Bond Fund				Ivy Global Equity Income Fund			
	Six months ended 9-30-14		Year ended 3-31-14		Six months ended 9-30-14		Year ended 3-31-14	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	4,077	$ 41,442	9,348	$ 93,944	4,325	$ 58,439	11,870	$149,251
Class B	64	655	186	1,880	135	1,843	235	2,950
Class C	715	7,279	882	8,922	758	10,377	1,457	18,759
Class I	1,974	20,043	3,945	39,715	2,485	34,154	3,828	49,428
Class R	14	140	34	348	—*	2	22	279
Class R6	25	258	N/A	N/A	107	1,448	N/A	N/A
Class Y	222	2,257	511	5,135	649	8,921	1,247	16,104
Shares issued in reinvestment of distributions to shareholders:								
Class A	267	2,715	564	5,653	302	4,079	447	5,595
Class B	5	55	14	137	1	8	1	13
Class C	31	314	90	906	5	65	5	61
Class I	74	750	162	1,627	5	64	6	82
Class R	—*	2	—*	1	—*	—*	—	—
Class R6	—*	—*	N/A	N/A	1	9	N/A	N/A
Class Y	12	117	17	172	—*	4	—*	1
Shares redeemed:								
Class A	(3,483)	(35,402)	(8,360)	(83,852)	(2,321)	(31,562)	(3,457)	(44,273)
Class B	(61)	(623)	(269)	(2,687)	(130)	(1,781)	(213)	(2,682)
Class C	(559)	(5,680)	(1,909)	(19,145)	(672)	(9,210)	(1,250)	(16,116)
Class I	(958)	(9,763)	(4,105)	(41,108)	(1,987)	(27,315)	(3,708)	(47,897)
Class R	(4)	(41)	(25)	(257)	—	—	(22)	(275)
Class R6	—	—	N/A	N/A	—*	(1)	N/A	N/A
Class Y	(59)	(596)	(304)	(3,052)	(632)	(8,686)	(1,228)	(15,857)
Net increase	2,356	$ 23,922	781	$ 8,339	3,031	$ 40,858	9,240	$115,423

	Ivy Global Income Allocation Fund			
	Six months ended 9-30-14		Year ended 3-31-14	
	Shares	Value	Shares	Value
Shares issued from sale of shares:				
Class A	7,059	$ 112,136	16,886	$ 253,566
Class B	15	240	73	1,077
Class C	481	7,561	621	9,166
Class E	16	262	24	367
Class I	1,708	27,521	1,067	16,325
Class R	—*	—*	18	271
Class R6	113	1,816	N/A	N/A
Class Y	51	811	136	2,049
Shares issued in reinvestment of distributions to shareholders:				
Class A	669	10,622	1,051	15,582
Class B	6	89	12	175
Class C	29	464	54	794
Class E	3	54	6	93
Class I	60	958	80	1,196
Class R	—	—	—	—
Class R6	1	12	N/A	N/A
Class Y	9	139	16	233
Shares redeemed:				
Class A	(3,033)	(48,127)	(7,070)	(106,163)
Class B	(48)	(750)	(132)	(1,960)
Class C	(187)	(2,929)	(546)	(8,107)
Class E	(6)	(102)	(15)	(229)
Class I	(463)	(7,403)	(684)	(10,279)
Class R	—	—	(17)	(267)
Class R6	(3)	(47)	N/A	N/A
Class Y	(57)	(907)	(67)	(1,008)
Net increase	**6,423**	**$ 102,420**	**11,513**	**$ 172,881**

Not shown due to rounding.

	Ivy High Income Fund				Ivy International Core Equity Fund			
	Six months ended 9-30-14		Year ended 3-31-14		Six months ended 9-30-14		Year ended 3-31-14	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	75,532	$ 657,773	233,788	$ 2,032,610	13,733	$ 271,565	22,847	$ 403,209
Class B	241	2,100	3,488	30,336	164	2,945	91	1,456
Class C	30,567	266,218	80,935	703,799	1,423	25,499	1,411	22,922
Class E	129	1,120	348	3,026	30	605	38	681
Class I	168,992	1,468,463	307,838	2,673,616	13,353	266,205	13,145	236,118
Class R	2,713	23,614	3,402	29,609	247	4,863	249	4,568
Class R6	486	4,215	N/A	N/A	234	4,695	N/A	N/A
Class Y	29,096	253,259	90,452	785,950	5,680	113,959	2,124	38,191
Shares issued in reinvestment of distributions to shareholders:								
Class A	13,503	117,319	30,064	260,999	—	—	934	16,834
Class B	408	3,547	1,075	9,329	—	—	9	154
Class C	5,156	44,770	11,489	99,724	—	—	81	1,323
Class E	37	323	83	717	—	—	4	75
Class I	10,883	94,512	22,197	192,720	—	—	766	13,882
Class R	142	1,235	84	728	—	—	2	30
Class R6	3	23	N/A	N/A	—	—	N/A	N/A
Class Y	3,453	29,993	7,456	64,736	—	—	151	2,743
Shares redeemed:								
Class A	(163,026)	(1,416,787)	(142,396)	(1,235,658)	(7,334)	(144,853)	(13,179)	(232,015)
Class B	(1,791)	(15,554)	(3,176)	(27,550)	(109)	(1,947)	(191)	(3,029)
Class C	(33,693)	(292,270)	(45,002)	(390,707)	(547)	(9,759)	(1,424)	(22,536)
Class E	(91)	(791)	(199)	(1,728)	(17)	(339)	(20)	(359)
Class I	(260,282)	(2,252,908)	(152,154)	(1,321,278)	(4,686)	(93,427)	(7,663)	(136,958)
Class R	(278)	(2,414)	(78)	(680)	(23)	(466)	(17)	(288)
Class R6	(3)	(28)	N/A	N/A	(2)	(37)	N/A	N/A
Class Y	(48,649)	(421,237)	(64,624)	(560,132)	(855)	(17,035)	(3,484)	(60,187)
Net increase (decrease)	**(166,472)**	**$(1,433,505)**	**385,070**	**$ 3,350,166**	**21,291**	**$ 422,473**	**15,874**	**$ 286,814**

	Ivy International Growth Fund				Ivy Large Cap Growth Fund			
	Six months ended 9-30-14		Year ended 3-31-14		Six months ended 9-30-14		Year ended 3-31-14	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	1,579	$ 66,079	4,165	$159,327	6,432	$ 116,740	15,807	$ 273,530
Class B	22	815	42	1,369	21	334	117	1,753
Class C	30	1,103	113	3,940	311	5,058	675	10,432
Class E	3	128	—	—*	24	441	57	980
Class I	273	11,613	549	22,161	9,441	184,933	1,736	30,510
Class R	20	837	12	471	160	2,875	311	5,252
Class R6	57	2,451	N/A	N/A	236	4,659	N/A	N/A
Class Y	72	3,073	39	1,528	467	8,761	850	14,846
Shares issued in reinvestment of distributions to shareholders:								
Class A	—	—	84	3,286	—	—	6,486	109,684
Class B	—	—	1	18	—	—	83	1,184
Class C	—	—	3	117	—	—	469	7,061
Class E	—	—	—*	2	—	—	43	729
Class I	—	—	18	709	—	—	608	10,600
Class R	—	—	—*	1	—	—	185	3,073
Class R6	—	—	N/A	N/A	—	—	N/A	N/A
Class Y	—	—	3	132	—	—	781	13,433
Shares redeemed:								
Class A	(829)	(34,785)	(1,550)	(59,317)	(16,887)	(314,057)	(22,957)	(395,542)
Class B	(45)	(1,674)	(37)	(1,274)	(119)	(1,810)	(211)	(3,126)
Class C	(69)	(2,574)	(112)	(3,798)	(522)	(8,352)	(1,111)	(17,194)
Class E	(3)	(128)	—	—	(32)	(584)	(41)	(717)
Class I	(219)	(9,292)	(318)	(12,211)	(1,300)	(24,870)	(4,559)	(79,360)
Class R	(6)	(249)	(7)	(275)	(215)	(3,848)	(507)	(8,611)
Class R6	—*	(2)	N/A	N/A	—*	(8)	N/A	N/A
Class Y	(49)	(2,066)	(143)	(5,367)	(658)	(12,177)	(2,148)	(37,737)
Net increase (decrease)	836	$ 35,329	2,862	$110,819	(2,641)	$ (41,905)	(3,326)	$ (59,220)

*Not shown due to rounding.

	Ivy Limited-Term Bond Fund				Ivy Managed International Opportunities Fund			
	Six months ended 9-30-14		Year ended 3-31-14		Six months ended 9-30-14		Year ended 3-31-14	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	31,195	$340,923	82,065	$901,644	1,868	$ 19,472	5,707	$ 54,288
Class B	88	964	412	4,520	4	47	17	158
Class C	2,972	32,432	3,956	43,684	29	293	43	406
Class E	94	1,031	120	1,316	—	—	—*	—*
Class I	2,463	26,912	4,475	49,521	32	337	14	134
Class R	40	440	24	276	—	—	28	268
Class R6	361	3,942	N/A	N/A	N/A	N/A	N/A	N/A
Class Y	273	2,978	857	9,458	39	408	31	279
Shares issued in connection with merger of Ivy Managed European/Pacific Fund:								
Class A	N/A	N/A	N/A	N/A	N/A	N/A	6,302	62,846
Class B	N/A	N/A	N/A	N/A	N/A	N/A	113	1,111
Class C	N/A	N/A	N/A	N/A	N/A	N/A	124	1,224
Class E	N/A	N/A	N/A	N/A	N/A	N/A	21	206
Class I	N/A	N/A	N/A	N/A	N/A	N/A	39	388
Class R	N/A	N/A	N/A	N/A	N/A	N/A	28	275
Class R6	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Class Y	N/A	N/A	N/A	N/A	N/A	N/A	70	697

	Ivy Limited-Term Bond Fund				Ivy Managed International Opportunities Fund			
	Six months ended 9-30-14		Year ended 3-31-14		Six months ended 9-30-14		Year ended 3-31-14	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued in reinvestment of distributions to shareholders:								
Class A	912	$ 9,966	2,301	$ 25,236	—	$ —	212	$ 2,086
Class B	4	39	18	194	—	—	1	11
Class C	28	308	152	1,664	—	—	3	30
Class E	2	22	6	66	—	—	—*	3
Class I	25	274	89	977	—	—	—*	4
Class R	—*	1	—*	—*	—	—	—	—
Class R6	1	6	N/A	N/A	N/A	N/A	N/A	N/A
Class Y	14	156	52	569	—	—	1	9
Shares redeemed:								
Class A	(26,633)	(291,055)	(59,860)	(658,323)	(4,087)	(42,628)	(7,583)	(72,143)
Class B	(395)	(4,323)	(971)	(10,672)	(34)	(350)	(60)	(561)
Class C	(3,603)	(39,384)	(11,461)	(125,903)	(74)	(761)	(103)	(968)
Class E	(39)	(423)	(201)	(2,209)	—	—	—	—
Class I	(2,184)	(23,862)	(10,570)	(116,234)	(10)	(102)	(28)	(261)
Class R	(2)	(20)	(23)	(251)	—	—	(28)	(265)
Class R6	(2)	(22)	N/A	N/A	N/A	N/A	N/A	N/A
Class Y	(423)	(4,624)	(3,799)	(41,891)	(29)	(304)	(30)	(283)
Net increase (decrease)	5,191	$ 56,681	7,642	$ 83,642	(2,262)	$ (23,588)	4,922	$ 49,942

*Not shown due to rounding.

	Ivy Micro Cap Growth Fund				Ivy Mid Cap Growth Fund			
	Six months ended 9-30-14		Year ended 3-31-14		Six months ended 9-30-14		Year ended 3-31-14	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	1,819	$ 44,713	4,862	$ 119,826	6,426	$ 150,899	22,970	$ 505,292
Class B	4	84	57	1,371	8	165	247	4,649
Class C	109	2,613	346	8,531	1,700	36,112	5,683	114,333
Class E	N/A	N/A	N/A	N/A	23	529	58	1,262
Class I	722	18,062	1,344	35,094	37,350	935,699	40,711	934,760
Class R	11	278	30	670	581	13,505	1,996	43,369
Class R6	118	2,878	N/A	N/A	171	4,338	N/A	N/A
Class Y	61	1,566	130	3,472	4,864	117,566	11,376	259,587
Shares issued in reinvestment of distributions to shareholders:								
Class A	—	—	362	8,860	—	—	2,227	49,407
Class B	—	—	6	142	—	—	44	845
Class C	—	—	21	507	—	—	353	7,123
Class E	N/A	N/A	N/A	N/A	—	—	9	189
Class I	—	—	29	731	—	—	2,470	57,454
Class R	—	—	—*	—*	—	—	117	2,573
Class R6	—	—	N/A	N/A	—	—	N/A	N/A
Class Y	—	—	2	63	—	—	836	19,119
Shares redeemed:								
Class A	(1,549)	(37,690)	(1,407)	(34,666)	(31,972)	(763,475)	(16,142)	(358,196)
Class B	(39)	(914)	(20)	(443)	(157)	(3,181)	(208)	(3,966)
Class C	(152)	(3,599)	(80)	(1,960)	(1,250)	(26,644)	(2,104)	(42,414)
Class E	N/A	N/A	N/A	N/A	(18)	(406)	(17)	(379)
Class I	(1,119)	(27,697)	(320)	(8,412)	(11,395)	(281,558)	(20,030)	(468,432)
Class R	—*	(2)	(29)	(648)	(1,023)	(23,774)	(1,507)	(32,445)
Class R6	(10)	(246)	N/A	N/A	—*	(5)	N/A	N/A
Class Y	(66)	(1,676)	(60)	(1,570)	(4,832)	(117,311)	(8,515)	(194,702)
Net increase (decrease)	(91)	$ (1,630)	5,273	$ 131,568	476	$ 42,459	40,574	$ 899,428

	Ivy Money Market Fund				Ivy Municipal Bond Fund			
	Six months ended 9-30-14		Year ended 3-31-14		Six months ended 9-30-14		Year ended 3-31-14	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	46,199	$ 46,199	213,404	$ 213,404	2,473	$ 29,405	4,023	$ 47,420
Class B	1,002	1,002	4,830	4,830	5	65	34	398
Class C	28,209	28,209	61,484	61,484	182	2,160	339	3,976
Class E	973	973	3,445	3,445	N/A	N/A	N/A	N/A
Class I	N/A	N/A	N/A	N/A	139	1,659	120	1,395
Class Y	N/A	N/A	N/A	N/A	11	126	2	19
Shares issued in reinvestment of distributions to shareholders:								
Class A	13	13	28	28	129	1,536	272	3,188
Class B	—*	—*	1	1	1	17	3	42
Class C	3	3	7	7	15	177	34	395
Class E	1	1	1	1	N/A	N/A	N/A	N/A
Class I	N/A	N/A	N/A	N/A	2	23	3	34
Class Y	N/A	N/A	N/A	N/A	—*	2	—*	5
Shares redeemed:								
Class A	(61,346)	(61,346)	(204,766)	(204,766)	(1,380)	(16,388)	(5,623)	(65,756)
Class B	(2,948)	(2,948)	(5,998)	(5,998)	(17)	(204)	(118)	(1,390)
Class C	(25,255)	(25,255)	(61,957)	(61,957)	(176)	(2,084)	(1,123)	(13,163)
Class E	(1,259)	(1,259)	(2,882)	(2,882)	N/A	N/A	N/A	N/A
Class I	N/A	N/A	N/A	N/A	(30)	(357)	(119)	(1,387)
Class Y	N/A	N/A	N/A	N/A	—*	—*	(16)	(185)
Net increase (decrease)	**(14,408)**	**$ (14,408)**	**7,597**	**$ 7,597**	**1,354**	**$ 16,137**	**(2,169)**	**$ (25,009)**

Not shown due to rounding.

	Ivy Municipal High Income Fund				Ivy Small Cap Growth Fund			
	Six months ended 9-30-14		Year ended 3-31-14		Six months ended 9-30-14		Year ended 3-31-14	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	12,270	$ 63,303	25,901	$ 131,877	2,705	$ 47,987	8,269	$147,571
Class B	128	661	272	1,410	14	209	162	2,414
Class C	5,029	25,895	9,358	47,679	424	6,622	1,667	26,456
Class E	N/A	N/A	N/A	N/A	28	499	71	1,269
Class I	31,020	159,667	73,080	369,430	1,863	39,773	3,707	78,702
Class R	N/A	N/A	N/A	N/A	471	8,309	1,345	23,825
Class R6	N/A	N/A	N/A	N/A	292	6,266	N/A	N/A
Class Y	3,507	18,233	1,605	8,199	1,104	22,744	3,516	72,265
Shares issued in reinvestment of distributions to shareholders:								
Class A	1,454	7,507	3,525	17,844	—	—	1,797	31,046
Class B	31	160	72	365	—	—	82	1,183
Class C	586	3,027	1,442	7,292	—	—	1,217	18,622
Class E	N/A	N/A	N/A	N/A	—	—	22	372
Class I	1,972	10,182	4,137	20,948	—	—	708	14,660
Class R	N/A	N/A	N/A	N/A	—	—	146	2,517
Class R6	N/A	N/A	N/A	N/A	—	—	N/A	N/A
Class Y	71	367	210	1,068	—	—	964	19,269
Shares redeemed:								
Class A	(18,424)	(94,813)	(56,121)	(285,021)	(4,820)	(85,748)	(5,417)	(96,732)
Class B	(187)	(961)	(914)	(4,634)	(107)	(1,576)	(188)	(2,820)
Class C	(5,587)	(28,687)	(26,738)	(135,246)	(1,656)	(25,968)	(2,015)	(32,023)
Class E	N/A	N/A	N/A	N/A	(14)	(242)	(21)	(381)
Class I	(27,764)	(143,052)	(97,523)	(494,583)	(2,247)	(47,950)	(2,454)	(52,437)
Class R	N/A	N/A	N/A	N/A	(396)	(6,933)	(538)	(9,600)
Class R6	N/A	N/A	N/A	N/A	(1)	(22)	N/A	N/A
Class Y	(697)	(3,600)	(5,190)	(26,189)	(1,977)	(40,521)	(3,373)	(69,842)
Net increase (decrease)	**3,409**	**$ 17,889**	**(66,884)**	**$(339,561)**	**(4,317)**	**$(76,551)**	**9,667**	**$176,336**

	Ivy Small Cap Value Fund				Ivy Tax-Managed Equity Fund			
	Six months ended 9-30-14		Year ended 3-31-14		Six months ended 9-30-14		Year ended 3-31-14	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	1,454	$ 26,680	3,457	$ 61,992	600	$ 10,610	1,285	$ 19,995
Class B	5	76	27	434	18	344	94	1,520
Class C	102	1,709	296	4,873	15	262	72	1,163
Class E	8	144	—	—	N/A	N/A	N/A	N/A
Class I	744	14,525	603	11,485	30	535	127	2,103
Class R	40	727	64	1,156	N/A	N/A	N/A	N/A
Class R6	158	3,118	N/A	N/A	N/A	N/A	N/A	N/A
Class Y	61	1,162	259	4,789	4	75	22	381
Shares issued in reinvestment of distributions to shareholders:								
Class A	—	—	1,685	28,472	—	—	63	1,025
Class B	—	—	31	467	—	—	—*	3
Class C	—	—	127	1,974	—	—	2	25
Class E	—	—	1	16	N/A	N/A	N/A	N/A
Class I	—	—	143	2,533	—	—	1	9
Class R	—	—	2	34	N/A	N/A	N/A	N/A
Class R6	—	—	N/A	N/A	N/A	N/A	N/A	N/A
Class Y	—	—	42	728	—	—	—*	9
Shares redeemed:								
Class A	(2,035)	(37,370)	(4,878)	(87,509)	(296)	(5,242)	(739)	(11,619)
Class B	(32)	(509)	(63)	(1,003)	(2)	(35)	(93)	(1,496)
Class C	(144)	(2,413)	(249)	(4,086)	(9)	(159)	(40)	(675)
Class E	(7)	(144)	—	—	N/A	N/A	N/A	N/A
Class I	(295)	(5,770)	(504)	(9,638)	(6)	(97)	(119)	(1,975)
Class R	(6)	(104)	(19)	(344)	N/A	N/A	N/A	N/A
Class R6	(1)	(16)	N/A	N/A	N/A	N/A	N/A	N/A
Class Y	(154)	(2,946)	(162)	(3,001)	—*	(5)	(27)	(470)
Net increase (decrease)	(102)	$ (1,131)	862	$ 13,372	354	$ 6,288	648	$ 9,998

* Not shown due to rounding.

	Ivy Value Fund			
	Six months ended 9-30-14		Year ended 3-31-14	
	Shares	Value	Shares	Value
Shares issued from sale of shares:				
Class A	2,548	$ 62,955	5,127	$113,237
Class B	44	1,047	54	1,123
Class C	210	5,132	233	4,956
Class E	6	158	—	—
Class I	164	4,129	104	2,318
Class R	—*	9	15	310
Class R6	10	260	N/A	N/A
Class Y	32	830	28	626
Shares issued in reinvestment of distributions to shareholders:				
Class A	—	—	408	9,054
Class B	—	—	10	203
Class C	—	—	22	471
Class E	—	—	—*	6
Class I	—	—	7	162
Class R	—	—	—	—
Class R6	—	—	N/A	N/A
Class Y	—	—	1	17
Shares redeemed:				
Class A	(1,947)	(48,078)	(2,756)	(60,845)
Class B	(68)	(1,566)	(99)	(2,077)
Class C	(96)	(2,302)	(112)	(2,394)
Class E	(6)	(158)	—	—
Class I	(24)	(592)	(81)	(1,807)
Class R	—*	(4)	(14)	(292)
Class R6	—	—	N/A	N/A
Class Y	(15)	(381)	(45)	(994)
Net increase	858	$ 21,439	2,902	$ 64,074

*Not shown due to rounding.

12. COMMITMENTS ($ amounts in thousands)

Bridge loan commitments may obligate a Fund to furnish temporary financing to a borrower until permanent financing can be arranged. At period ended September 30, 2014, Ivy High Income Fund had outstanding bridge loan commitments of $234,633. In connection with these commitments, the Fund earns a commitment fee, typically set as a percentage of the commitment amount. Such fee income is included in interest income on the Statement of Operations.

13. PURCHASE COMMITMENTS ($ amounts in thousands)

The Ivy High Income Fund entered into a subscription agreement to acquire limited partnership interests in Maritime Finance Company Ltd. The remaining commitment amount at September 30, 2014 was $3,922. Cash and cash equivalents of $3,922 held by the Ivy High Income Fund have been segregated to meet these purchase commitments.

14. FEDERAL INCOME TAX MATTERS ($ amounts in thousands)

For Federal income tax purposes, cost of investments owned at September 30, 2014 and the related unrealized appreciation (depreciation) were as follows:

Fund	Cost of Investments	Gross Appreciation	Gross Depreciation	Net Unrealized Appreciation
Ivy Bond Fund	$ 686,347	$ 15,036	$ 8,965	$ 6,071
Ivy Core Equity Fund	861,666	195,077	8,990	186,087
Ivy Cundill Global Value Fund	322,563	60,091	11,745	48,346
Ivy Dividend Opportunities Fund	298,535	109,581	2,759	106,822
Ivy Emerging Markets Equity Fund	544,110	117,616	18,260	99,356
Ivy European Opportunities Fund	175,762	18,616	6,715	11,901
Ivy Global Bond Fund	314,886	9,556	9,372	184
Ivy Global Equity Income Fund	231,448	14,475	5,484	8,991
Ivy Global Income Allocation Fund	651,062	33,630	23,029	10,601
Ivy High Income Fund	9,262,477	197,987	148,478	49,509
Ivy International Core Equity Fund	2,409,764	219,576	94,458	125,118
Ivy International Growth Fund	433,944	56,774	9,347	47,427
Ivy Large Cap Growth Fund	1,006,815	520,516	7,509	513,007
Ivy Limited-Term Bond Fund	1,701,339	13,867	6,713	7,154
Ivy Managed International Opportunities Fund	196,145	49,540	—	49,540
Ivy Micro Cap Growth Fund	208,401	36,893	19,462	17,431
Ivy Mid Cap Growth Fund	4,176,292	800,097	110,775	689,322
Ivy Money Market Fund	169,141	—	—	—
Ivy Municipal Bond Fund	146,709	12,050	2,218	9,832
Ivy Municipal High Income Fund	1,205,710	76,970	44,803	32,167
Ivy Small Cap Growth Fund	805,876	284,611	36,785	247,826
Ivy Small Cap Value Fund	242,654	58,170	5,611	52,559
Ivy Tax-Managed Equity Fund	39,427	14,532	211	14,321
Ivy Value Fund	247,338	68,369	1,271	67,098

For Federal income tax purposes, the Funds' distributed and undistributed earnings and profit for the year ended March 31, 2014 and the post-October and late-year ordinary activity were as follows:

Fund	Distributed Ordinary Income	Undistributed Ordinary Income	Distributed Long-Term Capital Gains	Undistributed Long-Term Capital Gains	Tax Return of Capital	Post-October Capital Losses Deferred	Late-Year Ordinary Losses Deferred
Ivy Bond Fund	$ 16,766	$ 257	$ —	$ —	$—	$ —	$ —
Ivy Core Equity Fund	13,627	—	32,924	23,477	—	331	—
Ivy Cundill Global Value Fund	233	—	—	—	—	—	219
Ivy Dividend Opportunities Fund	2,829	695	5,473	10,343	—	—	—
Ivy Emerging Markets Equity Fund	3,763	1,937	—	—	—	—	—
Ivy European Opportunities Fund	766	2,029	—	—	—	—	—
Ivy Global Bond Fund	9,394	484	431	—	—	726	—
Ivy Global Equity Income Fund	6,771	1,783	268	1,637	—	—	—
Ivy Global Income Allocation Fund	18,777	4,101	—	—	—	—	—
Ivy High Income Fund	699,870	30,765	87,464	21,686	—	—	—
Ivy International Core Equity Fund	39,061	42,485	—	55,893	—	—	—
Ivy International Growth Fund	4,458	—	—	—	—	—	961
Ivy Large Cap Growth Fund	396	—	155,363	56,924	—	—	658

Fund	Distributed Ordinary Income	Undistributed Ordinary Income	Distributed Long-Term Capital Gains	Undistributed Long-Term Capital Gains	Tax Return of Capital	Post-October Capital Losses Deferred	Late-Year Ordinary Losses Deferred
Ivy Limited-Term Bond Fund	$21,175	$ 358	$ 9,541	$ —	$—	$3,889	$ —
Ivy Managed International Opportunities Fund	2,175	—	—	—	—	—	197
Ivy Micro Cap Growth Fund	76	3,852	10,409	7,648	—	—	—
Ivy Mid Cap Growth Fund	59,552	43,889	93,116	279,940	—	—	—
Ivy Money Market Fund	42	27	—	—	—	—	—
Ivy Municipal Bond Fund	4,149	61	—	—	—	254	—
Ivy Municipal High Income Fund	62,511	675	1,122	—	—	2,802	—
Ivy Small Cap Growth Fund	3,618	—	90,958	48,139	—	3,209	—
Ivy Small Cap Value Fund	9,794	3,350	26,226	10,288	—	—	—
Ivy Tax-Managed Equity Fund	106	—	1,056	316	—	77	35
Ivy Value Fund	2,593	2,567	7,652	6,011	—	—	—

Internal Revenue Code regulations permit each Fund to elect to defer into its next fiscal year capital losses incurred between each November 1 and the end of its fiscal year. Each Fund is also permitted to defer into its next fiscal year late-year ordinary losses that arise from the netting of activity generated between each November 1 and the end of its fiscal year on certain specified ordinary items.

Accumulated capital losses represent net capital loss carryovers as of March 31, 2014 that may be available to offset future realized capital gains and thereby reduce future capital gains distributions. Under the Regulated Investment Company Modernization Act of 2010 (the "Modernization Act"), a Fund is permitted to carry forward capital losses incurred in taxable years beginning after December 22, 2010 for an unlimited period. Any losses incurred during those future taxable years will be required to be utilized prior to any losses incurred in pre-enactment taxable years which have only an eight year carryforward period. As a result of this ordering rule, pre-enactment capital loss carryovers may expire unused. Additionally, post-enactment capital losses that are carried forward will retain their character as either short-term or long-term capital losses rather than being considered all short-term as under the previous law. The Fund's first fiscal year end subject to the Modernization Act was March 31, 2012. The following table shows the expiration dates for capital loss carryovers from pre-enactment taxable years and the amounts of capital loss carryovers, if any, by each of the applicable Funds electing to be taxed as a regulated investment company during the year ended March 31, 2014:

Fund	Pre-Enactment 2015	2016	2017	2018	2019	Post-Enactment Short-Term Capital Loss Carryover	Long-Term Capital Loss Carryover
Ivy Bond Fund	$902	$6,969	$11,636	$ —	$ —	$ 3,886	$ 3,519
Ivy Core Equity Fund	—	—	—	—	—	—	—
Ivy Cundill Global Value Fund	—	—	—	13,664	—	—	—
Ivy Dividend Opportunities Fund	—	—	—	—	—	—	—
Ivy Emerging Markets Equity Fund	—	—	—	606	—	92,425	23,028
Ivy European Opportunities Fund	—	—	4,481	132,101	—	—	—
Ivy Global Bond Fund	—	—	—	—	—	77	2,120
Ivy Global Equity Income Fund	—	—	—	—	—	—	—
Ivy Global Income Allocation Fund	—	—	—	34,018	—	5,903	2,599
Ivy High Income Fund	—	—	—	—	—	—	—
Ivy International Core Equity Fund	—	—	—	—	—	—	—
Ivy International Growth Fund	—	—	—	5,957	—	—	—
Ivy Large Cap Growth Fund	—	—	63,146	—	—	—	—
Ivy Limited-Term Bond Fund	—	—	—	—	—	9,472	335
Ivy Managed International Opportunities Fund	—	—	15,270	9,587	10,440	—	9,187
Ivy Micro Cap Growth Fund	—	—	—	—	—	—	—
Ivy Mid Cap Growth Fund	—	—	—	—	—	—	—
Ivy Money Market Fund	—	—	—	—	36	—	—
Ivy Municipal Bond Fund	—	34	101	84	146	174	—
Ivy Municipal High Income Fund	—	—	—	—	—	6,971	2,833
Ivy Small Cap Growth Fund	—	—	—	—	—	—	—
Ivy Small Cap Value Fund	—	—	—	—	—	—	—
Ivy Tax-Managed Equity Fund	—	—	—	—	—	—	—
Ivy Value Fund	—	—	—	—	—	—	—

Ivy Mortgage Securities Fund was merged into Ivy Bond Fund as of January 24, 2011. At the time of the merger, Ivy Mortgage Securities Fund had capital loss carryovers available to offset future gains of the Ivy Bond Fund. These carryovers are limited to $6,611 for the period ending March 31, 2015 and $4,298 for each period ending from March 31, 2016 through 2018 plus any unused limitations from prior years.

Ivy Capital Appreciation Fund was merged into Ivy Large Cap Growth Fund as of June 13, 2011. At the time of the merger, Ivy Capital Appreciation Fund had capital loss carryovers available to offset future gains of the Ivy Large Cap Growth Fund. These carryovers are limited to $18,066 for each period ending from March 31, 2015 through 2017 plus any unused limitations from prior years.

Ivy Asset Strategy New Opportunities Fund was merged into Ivy Emerging Markets Equity Fund as of March 17, 2014. At the time of the merger, Ivy Asset Strategy New Opportunities Fund had capital loss carryovers available to offset future gains of the Ivy Emerging Markets Equity Fund. These carryovers are annually limited to $7,827 plus any unused limitations from prior years.

Ivy Managed European/Pacific Fund was merged into Ivy Managed International Opportunities Fund as of March 17, 2014. At the time of the merger, Ivy Managed European/Pacific Fund had capital loss carryovers available to offset future gains of the Ivy Managed International Opportunities Fund. These carryovers are annually limited to $2,377 plus any unused limitations from prior years.

At a meeting of the Board of Trustees (the "Board") of Ivy Funds (the "Trust") held on August 11th and 12th, 2014, the Board, including all of the trustees who are not "interested persons" (the "Independent Trustees"), as defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended (the "1940 Act"), unanimously approved the continuance of the Investment Management Agreement between Ivy Investment Management Company ("IICO") and the Trust and the continuance of the Investment Subadvisory Agreements between IICO and:

- Advantus Capital Management, Inc. (with respect to Ivy Bond Fund and Ivy Real Estate Securities Fund);

- Mackenzie Financial Corporation (with respect to Ivy Cundill Global Value Fund);

- Wall Street Associates, LLC (with respect to Ivy Micro Cap Growth Fund);

The Board's Independent Trustees were assisted in their review by independent legal counsel, and met with such counsel separately from representatives of IICO. Independent legal counsel explained the factors that the Board should consider as part of its review of the various agreements, all as outlined in a memorandum it had provided to the Board prior to the meeting, including, among other things, the nature and the quality of the services provided by IICO and the Subadvisers, profitability (including any fall-out benefits) from the relationships with each series of the Trust (each a "Fund," and together, the "Funds"), economies of scale, the role played by the Independent Trustees, and information on comparative fees and expenses. The Independent Trustees also considered the written responses and materials produced by IICO and each Subadviser in response to a 15(c) due diligence request list submitted by the Independent Trustees' legal counsel prior to the meeting, as well as materials produced in response to a follow-up request list sent to IICO by independent legal counsel on behalf of the Independent Trustees. Included in those responses, which had been provided to the Board prior to the meeting, was a Fund-by-Fund profitability analysis prepared by IICO, as well as an explanation of the methodology by which the profitability analysis was calculated. The Board also received extensive materials on performance, expenses and comparable fund information from Lipper, Inc. ("Lipper") an independent mutual fund rating service. Finally, the Independent Trustees received and reviewed a considerable amount of information that their independent fee consultant had provided to them. The Independent Trustees previously had reviewed and discussed these materials during a telephonic meeting in July. They further reviewed these materials extensively among themselves, with their independent legal counsel and independent fee consultant, and with the other Board members at an executive session of the Independent Trustees on August 11th and at the August 12th Board meeting, during which the Board considered various factors described below, none of which by itself was considered dispositive. However, the material factors and conclusions that formed the basis for the Board's determination to approve the agreements are discussed separately below.

Nature, Extent and Quality of Services

The Board considered the nature, extent and quality of services provided to the Funds by IICO and each Subadviser, taking into account the large amount of materials produced by IICO and each Subadviser in response to the due diligence requests pursuant to Section 15(c) of the 1940 Act submitted on its behalf by independent legal counsel.

The Board likewise considered the knowledge it had received from its regular meetings, including from the materials provided in connection with those meetings, such as the resources and key personnel of IICO and each Subadviser, as well as the other services provided to the Funds by IICO and each Subadviser (such as, managing the quality of execution of portfolio transactions and the selection of broker-dealers for those transactions, monitoring adherence to each Fund's investment restrictions, producing reports, providing support services for the Board and Board committees, communicating with shareholders and overseeing the activities of other service providers, including monitoring compliance with various Fund policies and procedures and with applicable laws and regulations). The Board also took into account the compliance environment at IICO and each Subadviser, noting the resources that IICO has dedicated towards compliance. The Board concluded that the nature and extent of the services provided by IICO and each Subadviser were appropriate, that the quality of those services had been consistent with quality norms in the industry and that the Funds were likely to benefit from the continued provision of those services.

Benefits from the Relationship with Funds

The Board next discussed whether IICO or any Subadviser derives any other direct or indirect benefit from serving the Funds. In that regard, the Board discussed the transfer agency/shareholder servicing fees that Waddell & Reed Services Company provides the Funds. The Board noted that IICO had represented to the Board that IICO will update its analysis of the Funds' shareholder servicing costs once up-to-date industry information is available, and will provide the results of that analysis to the Board. The Board considered the benefits that accrue to each service provider organization from its respective relationship with the Funds, including the fact that a variety of services are provided by affiliates of IICO, including distribution, administrative and Fund accounting services, and, as discussed above, shareholder servicing. After full consideration of these and other factors, the Board concluded that none of IICO, any Subadviser or any of their affiliates receives any additional direct or indirect benefits that would preclude the Board from approving the continuation of the Investment Advisory Agreement with IICO or any Investment Subadvisory Agreement with a Subadviser.

Economies of Scale

The Board discussed whether economies of scale are being realized by the Funds and whether fee levels reflect those economies of scale for the benefit of the Funds' shareholders. The Independent Trustees previously had discussed the asset growth of certain Funds with their independent fee consultant and independent legal counsel at the telephonic meeting in July 2014. The Independent Trustees then extensively considered IICO's response to a supplemental request submitted by independent legal counsel on their behalf regarding the breakpoint schedules of certain Funds. After additional discussion with IICO on the Funds' breakpoint schedules, IICO agreed to conduct a comprehensive study on those schedules and report back to the Board as soon as practicable. The Board nevertheless considered the fact that as the Funds' assets have grown, the expenses of the Funds generally have fallen.

Performance of the Funds and Costs of Services Provided

The Board considered, on a Fund by Fund basis, the performance of each Fund and the costs of the services provided, focusing on a number of Funds that the independent fee consultant had identified. Specifically, the Board examined the investment performance of each Fund, including quartile ranking for short- and long-term time periods and each Fund's performance against its peers. The Board also examined the performance of each Fund against its respective Lipper index for the same periods. After extensively reviewing all of the performance information provided, the Board concluded that the Funds' performance in each asset class was acceptable. Although the performance of some of the focus Funds identified by the independent fee consultant lagged that of their peers or respective Lipper index, the Board recognized that IICO, or the applicable Subadviser, had taken, or was taking, steps to address that underperformance, and determined to continue to monitor closely the performance of those Funds.

The Board also considered the expenses and expense ratio of each Fund, and the expense limitation arrangements entered into by IICO in light of the services provided by IICO and each Subadviser. The Board also compared each Fund's expenses, including advisory, distribution and shareholder servicing fees, with the expenses and advisory fees of other investment advisers managing similarly situated funds, as well as the advisory fees that IICO (or an affiliate) charges for providing advisory services to other accounts in the same asset class for certain Funds. In that regard, the Board noted that IICO performs significant additional services for the Funds as compared to those other accounts. The Board also took into account the information on IICO's profitability in managing the Funds, including the methodology used to calculate profitability. The Board finally considered the amount of assets in each Fund, each Fund's average account size and how those factors affect the Funds' expense ratios, noting that, as the Funds' assets have increased over time, the expense ratios of the Funds generally have fallen. After completing this examination, the Board concluded that each Fund's expenses are appropriate at the current time.

Approval of Investment Subadvisory Agreement for Ivy Cundill Global Value Fund

At a meeting of the Board of Trustees (the "Board") of Ivy Funds (the "Trust") held on November 12, 2013, the Board, including all of the trustees who are not "interested persons" (the "Independent Trustees"), as defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended (the "1940 Act"), considered and approved a new investment subadvisory agreement (the "Subadvisory Agreement") between Ivy Investment Management Company ("IICO") and Mackenzie Financial Corporation ("Mackenzie"), on behalf of the Ivy Cundill Global Value Fund (the "Fund").

The Independent Trustees were assisted in their consideration of the Subadvisory Agreement by independent legal counsel, and met with such counsel separately from representatives of IICO. The Board discussed that due to a change in control of Mackenzie, the prior subadvisory agreement that was renewed by the Board, including a majority of the Independent Trustees, at a meeting held on August 13, 2013, automatically was terminated pursuant to the 1940 Act. The Board noted that it had approved an interim subadvisory agreement between IICO and Mackenzie at a meeting held on October 22, 2013.

The Board considered that it had reviewed the prior Subadvisory Agreement between IICO and Mackenzie at its August Board meeting during which it authorized its continuation for another year. The Board discussed that it had reviewed and discussed extensively the information provided by Mackenzie on, among other things: the nature, extent and quality of services Mackenzie provides the Fund; the fees charged by Mackenzie for subadvisory services to the Fund; Mackenzie's performance in advising the Fund; whether there are economies of scale with respect to the management of the Fund; and the anticipated profits to be realized by Mackenzie in connection with the operation of the Fund. The Board also considered IICO's opinion that the change of control of Mackenzie's parent is not expected to impact or interfere with the management or the business of Mackenzie with respect to its subadvisory services to the Fund. The Board also considered that the terms and conditions of the Subadvisory Agreement were identical in all material respects to the terms and conditions of the prior subadvisory agreement that it had approved, and that the factors upon which it had based its conclusion had not changed.

Approval of Investment Subadvisory Agreement for Ivy Micro Cap Growth Fund

At a meeting of the Board of Trustees (the "Board") of Ivy Funds (the "Trust") held on February 26, 2013, the trustees, including all of the trustees who are not "interested persons" (the "Independent Trustees"), as defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended (the "1940 Act"), considered and approved an interim subadvisory agreement between Ivy Investment Management Company ("IICO") and Wall Street Associates, LLC ("WSA"), on behalf of the Ivy Micro Cap Growth Fund (the "Fund"), and also approved a new subadvisory agreement with identical terms in all material respects (together with the interim subadvisory agreement, the "Subadvisory Agreement").

The Independent Trustees were assisted in their consideration of the Subadvisory Agreement by independent legal counsel, and met with such counsel separately from representatives of IICO. The Board noted that due to a change in control of WSA, the subadvisory agreement that was renewed by the Board, including a majority of the Independent Trustees, at a meeting held on August 13, 2013, automatically would be terminated pursuant to the 1940 Act.

The Board discussed that, at its August meeting, it had considered and approved the renewal of the prior Subadvisory Agreement between WSA and IICO, and had examined, among other things: the nature, extent and quality of services WSA provides the Fund; any benefits derived by WSA from its relationship to the Fund; the fees charged by WSA for subadvisory services to the Fund; WSA's performance in advising the Fund; whether there are economies of scale with respect to the management of the Fund; and the anticipated profits to be realized by WSA in connection with the operation of the Fund and whether the amount of profit is a fair entrepreneurial profit for the management of the Fund. The Board also considered that the terms and conditions of the Subadvisory Agreement that shareholders would be asked to approve were identical in all material respects to the terms and conditions of the prior subadvisory agreement.

PROXY VOTING INFORMATION
Ivy Funds

Proxy Voting Guidelines

A description of the policies and procedures Ivy Funds uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.800.777.6472 and (ii) on the Securities and Exchange Commission's ("SEC") website at www.sec.gov.

Proxy Voting Records

Information regarding how the Trust voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through the Ivy Funds' website at www.ivyfunds.com and on the SEC's website at www.sec.gov.

QUARTERLY PORTFOLIO SCHEDULE INFORMATION
Ivy Funds

Portfolio holdings can be found on the Trust's website at www.ivyfunds.com. Alternatively, a complete schedule of portfolio holdings of each Fund for the first and third quarters of each fiscal year is filed with the SEC and can be found on the Trust's Form N-Q. These holdings may be viewed in the following ways:

• On the SEC's website at www.sec.gov.

• For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.

TO ALL TRADITIONAL IRA PLANHOLDERS:
Ivy Funds

As required by law, we are hereby providing notice to you that income tax may be withheld automatically from any distribution or withdrawal from a traditional IRA. A Fund is generally required to withhold taxes unless you make a written election not to have taxes withheld. The election may be made on the distribution/withdrawal form provided by Waddell & Reed, Inc. which can be obtained from your Waddell & Reed representative or by submitting Internal Revenue Service Form W–4P. Once made, an election can be revoked by providing written notice to Waddell & Reed, Inc. If you elect not to have tax withheld you may be required to make payments of estimated tax. Penalties may be imposed by the IRS if withholding and estimated tax payments are not adequate.

SHAREHOLDER MEETING RESULTS
Ivy Funds

On July 2, 2014, a special shareholder meeting ("Meeting") for Ivy Micro Cap Growth Fund was held at the offices of Waddell & Reed Financial, Inc., 6300 Lamar Avenue, Overland Park, Kansas, 66202. The Meeting was held for the following purpose (and with the following results):

Proposal No. 1: To approve a new investment subadvisory agreement between Wall Street Associates, LLC, the Fund's subadviser, and Ivy Investment Management Company ("IICO"), the Fund's investment manager.

FUND NAME	FOR	AGAINST	ABSTAIN	TOTAL
Ivy Micro Cap Growth Fund	5,456,177	259,162	306,914	6,022,253

Proposal No. 2: To approve the use of a "manager of managers" structure, whereby IICO will be able to hire and replace subadvisers for the fund without shareholder approval.

FUND NAME	FOR	AGAINST	ABSTAIN	TOTAL
Ivy Micro Cap Growth Fund	4,766,706	884,511	371,036	6,022,253

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The Ivy Funds Family

Domestic Equity Funds

Ivy Core Equity Fund

Ivy Dividend Opportunities Fund

Ivy Large Cap Growth Fund

Ivy Micro Cap Growth Fund

Ivy Mid Cap Growth Fund

Ivy Small Cap Growth Fund

Ivy Small Cap Value Fund

Ivy Tax-Managed Equity Fund

Ivy Value Fund

Global/International Funds

Ivy Cundill Global Value Fund

Ivy Emerging Markets Equity Fund

Ivy Emerging Markets Equity Local Currency Debt Fund

Ivy European Opportunities Fund

Ivy Global Equity Income Fund

Ivy Global Income Allocation Fund

Ivy International Core Equity Fund

Ivy International Growth Fund

Ivy Managed International Opportunities Fund

Specialty Funds

Ivy Asset Strategy Fund

Ivy Balanced Fund

Ivy Energy Fund

Ivy Global Natural Resources Fund

Ivy Global Real Estate Fund

Ivy Global Risk-Managed Real Estate Fund

Ivy Real Estate Securities Fund

Ivy Science and Technology Fund

Fixed Income Funds

Ivy Bond Fund

Ivy Global Bond Fund

Ivy High Income Fund

Ivy Limited-Term Bond Fund

Ivy Money Market Fund

Ivy Municipal Bond Fund

Ivy Municipal High Income Fund

1.800.777.6472
Visit us online at www.ivyfunds.com

The Ivy Funds are managed by Ivy Investment Management Company and distributed by its subsidiary, Ivy Funds Distributor, Inc.

Investors should consider the investment objectives, risks, charges and expenses of a fund carefully before investing. For a prospectus containing this and other information for the Ivy Funds, call your financial advisor or visit us online at www.ivyfunds.com. Please read the prospectus, or summary prospectus, carefully before investing.